Exhibit 99(a)(1)

Offer to Purchase for Cash

Any and All Outstanding Common Shares
of
Gucci Group N.V.
at
US$85.52 Net Per Share
by
Pinault-Printemps-Redoute S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, 3:00 P.M., CENTRAL EUROPEAN TIME, ON THURSDAY, APRIL 29, 2004. WE MAY COMMENCE A SUBSEQUENT OFFERING PERIOD UNDER CERTAIN CIRCUMSTANCES.

      THIS OFFER IS BEING MADE TO THE PUBLIC SHAREHOLDERS OF GUCCI GROUP N.V. (“GUCCI”) PURSUANT TO THE OBLIGATIONS OF PINAULT-PRINTEMPS-REDOUTE S.A. (THE “PURCHASER,” “PPR” OR “WE”) UNDER THE SETTLEMENT AND STOCK PURCHASE AGREEMENT (THE “SETTLEMENT AGREEMENT”), DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG GUCCI, LVMH MOËT HENNESSY — LOUIS VUITTON S.A. AND PPR, AND THE AMENDED AND RESTATED STRATEGIC INVESTMENT AGREEMENT (THE “RESTATED SIA”), DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG PPR, SOCIÉTÉ CIVILE DE GESTION FINANCIÈRE MAROTHI AND GUCCI. SEE “SPECIAL FACTORS — BACKGROUND OF THE OFFER” AND “SPECIAL FACTORS — AGREEMENTS RELATING TO THE SETTLEMENT.”

      FOLLOWING THE RECOMMENDATION OF THE MEMBERS OF GUCCI’S SUPERVISORY BOARD WHO ARE UNAFFILIATED WITH PPR, THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD OF GUCCI DETERMINED THAT THE OFFER IS FAIR TO GUCCI’S PUBLIC SHAREHOLDERS THAT ARE NOT AFFILIATED WITH GUCCI OR PPR AND RECOMMEND THAT GUCCI’S PUBLIC SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES. ON APRIL 21, 2004, GUCCI HELD AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO DISCUSS THE OFFER. SEE “SPECIAL FACTORS — SHAREHOLDERS’ MEETING.”

      MORGAN STANLEY AND UBS, FINANCIAL ADVISORS TO THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD OF GUCCI, HAVE EACH DELIVERED TO THE SUPERVISORY BOARD AND MANAGEMENT BOARD THEIR RESPECTIVE WRITTEN OPINIONS TO THE EFFECT THAT THE OFFER PRICE TO BE RECEIVED BY THE PUBLIC SHAREHOLDERS IN THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE PUBLIC SHAREHOLDERS AS A WHOLE. SEE “SPECIAL FACTORS — OPINIONS OF GUCCI’S FINANCIAL ADVISORS.”

      THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT SUBJECT TO THE APPROVAL OF GUCCI’S PUBLIC SHAREHOLDERS. THIS OFFER IS NOT SUBJECT TO ANY CONDITIONS OTHER THAN THE

The U.S. Dealer Manager for the Offer is:

ABSENCE OF A LAW OR COURT ORDER PRECLUDING US FROM COMMENCING, MAKING OR COMPLETING THE OFFER. SEE “THE OFFER — CONDITION OF THE OFFER.” IF WE ARE LEGALLY PRECLUDED FROM CONSUMMATING THE OFFER IN ACCORDANCE WITH THE TERMS OF THE RESTATED SIA AND THE SETTLEMENT AGREEMENT, THEN WE WILL PROMPTLY IMPLEMENT AN ALTERNATIVE TRANSACTION HAVING THE SAME ECONOMIC RESULT AS THAT WHICH WOULD HAVE RESULTED FROM THE CONSUMMATION OF THE OFFER. SEE “SPECIAL FACTORS — AGREEMENTS RELATING TO THE SETTLEMENT.”

      IF, IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER, THE SHARES NOT TENDERED IN THE OFFER AND THE SHARES ISSUABLE UPON EXERCISE OF OUTSTANDING GUCCI OPTIONS CONSTITUTE LESS THAN THE GREATER OF (1) 15% OF THE THEN-OUTSTANDING SHARES AND (2) 15 MILLION SHARES, WE WILL PROVIDE A SUBSEQUENT OFFERING PERIOD OF NO LESS THAN TEN BUSINESS DAYS. WE RESERVE THE RIGHT TO PROVIDE A SUBSEQUENT OFFERING PERIOD OF AT LEAST THREE BUSINESS DAYS EVEN IF THE ABOVE CRITERIA ARE NOT MET. SEE “THE OFFER — EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT; SUBSEQUENT OFFERING PERIOD.”

      IF YOU ARE TENDERING DUTCH SHARES (AS DEFINED IN THIS OFFER DOCUMENT) AND YOU DO NOT HAVE A U.S. DOLLAR-DENOMINATED ACCOUNT OR IF, FOR ANY OTHER REASON, YOU WISH TO RECEIVE THE OFFER PAYMENT IN ANY CURRENCY OTHER THAN U.S. DOLLARS, YOU SHOULD CONSULT WITH YOUR CUSTODIAN TO DETERMINE THE APPLICABLE EXCHANGE RATE AND WHETHER ANY CHARGES WILL APPLY.

      A summary of the principal terms of the Offer begins on page 1 hereof.

      If you have questions about the Offer, you can contact MacKenzie Partners, Inc. or Innisfree M&A Incorporated, the Information Agents for the Offer, or J.P. Morgan Securities Inc., the U.S. Dealer Manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agents or your broker, dealer, commercial bank, trust company or other nominee.

      THIS OFFER IS MADE IN ACCORDANCE WITH THE APPLICABLE FEDERAL SECURITIES LAWS OF THE UNITED STATES AND THE APPLICABLE SECURITIES LAWS OF THE NETHERLANDS, IN PARTICULAR THE ACT ON THE SUPERVISION OF THE SECURITIES TRADE 1995, AS AMENDED (WET TOEZICHT EFFECTENVERKEER 1995) AND THE DECREE ON THE SUPERVISION OF THE SECURITIES TRADE 1995 (BESLUIT TOEZICHT EFFECTENVERKEER 1995).

      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The distribution of the Offer to Purchase and any separate documentation relating to the Offer and the making of the Offer may, in some jurisdictions, be restricted or prohibited by applicable law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer to Purchase or other documentation relating to the

Offer should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

      De verkrijgbaarstelling van het Biedingsbericht alsmede enige andere documentatie met betrekking tot het Bod en het uitbrengen van het Bod kunnen in bepaalde jurisdicties aan bepaalde restricties onderhevig zijn. Dit Bod wordt niet, direct of indirect, gedaan in en mag niet worden geaccepteerd vanuit enige jurisdictie waarin het doen van het Bod of de aanmelding onder het Bod niet in overeenstemming is met de in die jurisdictie geldende wet-en regelgeving. Het niet voldoen aan deze restricties kan een overtreding van de effectenwet-en regelgeving van de betreffende jurisdictie opleveren. PPR, Gucci en hun adviseurs sluiten iedere aansprakelijkheid terzake overtredingen van voornoemde restricties uit. Houders van aandelen in Gucci Group N.V. dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie.

April 1, 2004

v

SUMMARY

      Pinault-Printemps-Redoute S.A. (the “Purchaser,” “PPR” or “we”) is offering to purchase any and all of the outstanding Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. (“Gucci”) that are not beneficially owned by PPR for $85.52 per Share, net to the seller in cash, without interest, in U.S. dollars (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and, in the case of U.S. Shares (as defined below) only, the related Letter of Transmittal (which together constitute the “Offer”). We are making this Offer pursuant to our obligations as set forth in the Settlement and Stock Purchase Agreement (the “Settlement Agreement”) and the Amended and Restated Strategic Investment Agreement (the “Restated SIA”), each dated as of September 9, 2001, and each of which is summarized in the section entitled “Special Factors — Agreements Relating to the Settlement.” The following are some of the questions you, as a shareholder of Gucci, may have and answers to those questions. You should carefully read the entire Offer to Purchase and, if applicable, the accompanying Letter of Transmittal, because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and, if applicable, the Letter of Transmittal. All references in this Offer to “$” or “US$” means U.S. dollars.

What are the principal terms of the Offer?

•	We are offering to buy your shares in Gucci for a price of $85.52, net to you in cash, without interest. You will receive this offer consideration either from PPR or from one of our wholly owned subsidiaries. See “The Offer — Acceptance for Payment and Payment.”

•	We are making this Offer pursuant to our obligations under the Settlement Agreement and the Restated SIA. See “Special Factors — Background of the Offer” and “Special Factors — Agreements Relating to the Settlement.”

•	Our Offer is not subject to shareholder approval or to any conditions, other than the absence of a law or court order preventing us from making or completing the Offer. See “The Offer — Condition of the Offer.”

•	The Offer expires at 9:00 a.m., New York City time, 3:00 p.m., Central European Time, on Thursday, April 29, 2004. Under certain circumstances, we will commence a subsequent offering period of at least ten business days, and we reserve the right to provide a subsequent offering period of at least three business days even if those circumstances are not met. See “The Offer — Extension of Tender Period; Termination; Amendment; Subsequent Offering Period.”

Who is offering to buy my securities?

      Our name is Pinault-Printemps-Redoute S.A. We are a société anonyme with a management board and a supervisory board and are organized under the laws of the Republic of France. We are a European market leader in specialized distribution and are a major player in the luxury goods sector.

How many Shares does PPR currently own?

      We currently own, directly and indirectly through our wholly owned subsidiary Scholefield Goodman B.V., approximately 66.83% of the Shares, representing approximately 66.83% of the voting power of and economic interest in Gucci. For information on our recent purchases of Shares, see “Schedule III — Purchases of Common Shares.”

What are the classes and amounts of securities sought in the Offer?

      We are seeking to purchase from the Public Shareholders any and all of the outstanding Shares that we do not already directly or indirectly beneficially own. In this document we refer to holders of Shares that we do not directly or indirectly beneficially own as the “Public Shareholders.” The Offer is not conditioned upon any minimum number of Shares being tendered.

Why are you offering to buy my securities?

      Since 1999, we have actively pursued a strategy to build a multi-brand luxury goods group and to focus on our group’s retail and luxury goods activities. In this regard, our goal has been to make Gucci the focal point of this strategy, thus making Gucci the centerpiece of our luxury goods group while continuously supporting its entrepreneurial management. In 1999, we entered into a strategic alliance with Gucci, through which we acquired approximately 40% of Gucci. In 2001, as a result of negotiations relating to litigation brought against Gucci by LVMH Moët Hennessy-Louis Vuitton S.A. (“LVMH”), we entered into the Settlement Agreement and the Restated SIA, pursuant to which we agreed to acquire in 2001 certain of the Shares beneficially owned by LVMH and to launch a tender offer at a later date for all remaining Shares not then owned by us, pursuant to which tendered Shares would be accepted and paid for on or before April 30, 2004. See “Special Factors — Agreements Relating to the Settlement.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

•	We are offering to pay $85.52 per Share, net to you, in cash, without interest, in U.S. dollars. You will receive this payment either from us or from one of our wholly owned subsidiaries.

•	If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

•	We will not pay for Shares in any currency other than U.S. dollars. If you are tendering Dutch Shares (as defined below) and you do not have a U.S. Dollar-denominated account or if, for any other reason, you wish to receive the Offer payment in a currency other than U.S. Dollars, you should consult with your custodian to determine the applicable exchange rate and whether any charges will apply.

Why does the Offer Price differ from the price stated in the Settlement Agreement?

      Our Offer Price differs from the $101.50 per Share stated in the Settlement Agreement because Gucci paid to its shareholders a € 13.50 per share return of capital in cash in 2003. As provided in the Settlement Agreement, the offer price was reduced accordingly. See “Special Factors — Background of the Offer — Adjustment of Initial Offer Price.”

Do you have the financial resources to make payment?

      We will need approximately $2.9 billion to purchase all Shares that we do not already beneficially own (including Shares underlying vested and exercisable in-the-money options) and to pay related fees and expenses in connection with the Offer. We intend to pay for all Shares validly tendered and not withdrawn in the Offer with funds obtained from cash on hand, commercial paper and borrowings under existing credit facilities. The Offer is not subject to any financing condition.

What do Gucci’s Supervisory Board and Management Board think of the Offer?

      Following the recommendation of the members of Gucci’s Supervisory Board who are unaffiliated with PPR, the Supervisory Board and the Management Board of Gucci:

•	determined that the Offer is fair to the Public Shareholders that are not affiliated with PPR or Gucci, and

•	recommend that the Public Shareholders accept the Offer and tender their Shares.

      The members of Gucci’s Supervisory Board who are affiliated with PPR recused themselves from voting on the matter in light of their positions. All of the members of Gucci’s Supervisory Board who are unaffiliated with PPR that were present at the meeting of the Supervisory Board, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

      See “Special Factors — Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer.”

Is the Offer subject to any conditions?

      The Offer is not subject to any conditions other than the absence of a law or court order precluding us from commencing, making or completing the Offer. See “The Offer — Condition of the Offer.”

What if that condition is not satisfied?

      If we are legally precluded from consummating the Offer, then, consistent with our obligations under the Settlement Agreement and the Restated SIA, we will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Settlement Agreement and the Restated SIA. See “Special Factors — Agreements Relating to the Settlement.”

What will happen to my options granted under Gucci’s stock option plan in connection with the Offer?

      Gucci anticipates that, if less than the greater of 15 million Shares and 15% of the outstanding Shares are not tendered in the Offer, any options (“options”) issued under Gucci’s Amended and Restated Incentive Stock Option Plan that are unvested and (if agreed by option holders) any unvested options issued prior to the amendment and restatement of Gucci’s Incentive Stock Option Plan will be converted into stock appreciation rights (“SARs”), which will convert into cash payments by Gucci when these rights are exercised based on a specified formula. For options issued prior to September 9, 2001, if the option holder consents to the conversion of his options into SARs, each unvested option to purchase one Share will be converted into an SAR with respect to 1.1 Shares. For options issued on or after September 9, 2001, each unvested option to purchase one Share will be converted into a SAR with respect to one Share.

      Vested options will not convert into SARs. Holders of vested options may exercise their options and tender the resulting shares in the Offer. Holders of vested options who do not exercise their options and tender in the Offer will continue to have the right to purchase Shares in accordance with the terms of their option agreements under the Stock Option Plan or the Amended and Restated Incentive Stock Option Plan. However, there may not be an active public trading market for the Shares obtained through the exercise of options after completion of the Offer. See “The Offer — Effect of the Offer on Gucci Stock Options.”

Is your financial condition relevant to my decision to tender in the Offer?

      Because the form of payment in the Offer consists solely of cash, we do not think our financial condition beyond our ability to pay the purchase price out of cash on hand is material to your decision whether to tender in the Offer. Additionally, the Offer is not subject to any financing contingency. See “The Offer — Source and Amount of Funds.”

Who is acting as depositary for the Offer?

•	The Bank of New York (“BONY”) is acting as the depositary for the Offer with respect to Shares listed on the New York Stock Exchange, Inc. (“NYSE”), which we refer to as the “U.S. Shares.”

•	ABN AMRO is acting as the depositary for the Offer with respect to:

—	registered Shares held and traded in book-entry form through the clearing and settlement system of Euroclear Netherlands and admitted to listing on Euronext Amsterdam N.V. (“Euronext Amsterdam”), which we refer to as the “Dutch Book-Entry Shares,” and

—	registered Shares (other than U.S. Shares) that are evidenced by a registration of the holder in Gucci’s Dutch shareholders’ register, which we refer to as the “Dutch Registered Shares.”

We refer to the Dutch Book-Entry Shares and the Dutch Registered Shares, collectively, as the “Dutch Shares.” We refer to BONY and ABN AMRO, collectively, as the “Depositaries.”

How long do I have to decide whether to tender my Shares in the Offer?

      You have until 9:00 a.m., New York City time, 3:00 p.m., Central European Time, on Thursday, April 29, 2004, to tender your Shares in the Offer. If you cannot deliver everything required to make a valid tender of U.S. Shares to BONY prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer — Procedure for Tendering Shares.” In addition, if we include a subsequent offering period in the Offer, as described under “The Offer — Extension of Tender Period; Termination; Amendment; Subsequent Offering Period,” you will have an additional opportunity to tender your Shares.

Can the Offer be extended?

      No, unless we are required to extend the Offer under applicable law. The Settlement Agreement provides that we must complete the Offer and accept for payment and pay by April 30, 2004, for any and all Shares tendered pursuant to the Offer. If we are legally precluded from accepting the validly tendered Shares for payment by April 30, 2004, we will promptly implement an alternative transaction that ensures tendering shareholders the same economic result as that which would have resulted from the completion of the Offer in accordance with the terms of the Settlement Agreement and the Restated SIA.

How and when will you notify us of the outcome of the Offer?

      We will announce the results of the Offer, including the approximate number and percentage of Shares tendered prior to the expiration of the Offer, by press release, an advertisement in a Dutch national newspaper and an advertisement in the official price list of Euronext Amsterdam, no later than April 30, 2004, unless we extend the Offer.

Will there be a subsequent offering period?

      It depends. We will commence a subsequent offering period of at least ten business days if, immediately prior to the expiration of the Offer, the Shares not tendered in the Offer and the Shares issuable upon the exercise of options together constitute less than the greater of:

•	15% of the issued and outstanding Shares and

•	15 million Shares.

      We reserve the right to provide a subsequent offering period of at least three business days after completion of the Offer even if the above criteria are not met. See “The Offer — Extension of Tender Period; Termination; Amendment; Subsequent Offering Period.”

How will I be notified of a subsequent offering period?

      If we commence a subsequent offering period, we will inform BONY and ABN AMRO, the depositaries for the Offer, of that fact and will make a public announcement of the subsequent offering period within the time periods required under applicable SEC rules and Dutch securities laws and regulations.

How do I tender my Shares?

•	For holders of U.S. Shares:

—	If you hold U.S. Shares registered in your name and wish to tender these U.S. Shares, you must deliver the certificates representing the U.S. Shares, together with a completed Letter of Transmittal, to BONY prior to the time the Offer expires.

—	If your U.S. Shares are held in street name by your broker, dealer, bank, trust company or other nominee, the nominee can tender your U.S. Shares through The Depository Trust Company (“DTC”) and it must deliver an Agent’s Message (as defined below) to BONY, in each case prior to the time the Offer expires.

—	If you cannot deliver everything required to make a valid tender to BONY prior to the expiration of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by BONY within three NYSE trading days. However, this guarantee must be delivered to BONY prior to the time the Offer expires, and BONY must receive the missing items within that three trading day period. See “The Offer — Procedure for Tendering Shares.”

—	As the Offer is scheduled to expire at 9:00 a.m., New York City time, any tender of U.S. Shares, including any notices of guaranteed delivery, delivered to the U.S. Depositary on the morning of the date of the Expiration Date, whether by mail, hand, courier or facsimile, will not be received by the U.S. Depositary by the Expiration Date, and, accordingly, any such U.S. Shares will not be timely tendered. Accordingly, in order to tender U.S. Shares prior to the Expiration Date, such tender of U.S. Shares, including any Letters of Transmittal, Notices of Guaranteed Delivery, book-entry transfers by DTC and other items required to tender such U.S. Shares, must be received by the U.S. Depositary before 5:00 p.m., New York City time, on the business day immediately prior to the date that the Offer expires.

•	For holders of Dutch Shares:

—	If you hold Dutch Book-Entry Shares, you will be contacted through customary practice by the custodian through which your Dutch Book-Entry Shares are held. The custodian will inquire as to whether you desire to tender your Shares in the Offer. If you hold Dutch Book-Entry Shares and wish to tender these Shares, you must instruct the custodian of your desire to tender sufficiently in advance so that we may be notified no later than 3:00 p.m., Central European Time, on April 29, 2004.

The custodian through which your Dutch Book-Entry Shares are held may tender those Dutch Book-Entry Shares only to ABN AMRO and only in writing during the tender offer period. To tender your Dutch Book-Entry Shares, the custodian is required to declare that (1) it has your tendered Dutch Book-Entry Shares in its administration, (2) you, as the holder of the tendered Dutch Book-Entry Shares, irrevocably represent and warrant that you have complied with the restrictions set forth under “The Offer — Certain Legal Matters; Regulatory Approvals — Restrictions,” and (3) you undertake to transfer the tendered Dutch Book-Entry Shares to PPR through ABN AMRO on the date of acceptance of the Offer.

—	If you hold Dutch Registered Shares, you will receive an application form that also represents a deed of transfer for the relevant Dutch Registered Shares (an “Application Form”) from Gucci to use in tendering your Dutch Registered Shares. The Application Form should be completed, signed and delivered to Gucci prior to 3:00 p.m., Central European Time, on April 29, 2004 in accordance with the terms of the Application Form.

Once I have tendered shares in the Offer, can I withdraw my tendered Shares?

      Yes. You or your custodian can withdraw tendered Shares at any time until 9:00 a.m., New York City time, 3:00 p.m., Central European Time, Thursday, April 29, 2004, the expiration date for the Offer. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is included. See “The Offer — Withdrawal Rights.”

How do I withdraw tendered Shares?

      To withdraw your tendered Shares, you must deliver a written notice of withdrawal with the required information to BONY (with respect to U.S. Shares tendered to BONY), to ABN AMRO (with respect to Dutch Book-Entry Shares tendered to ABN AMRO) or to Gucci (with respect to Dutch Registered Shares) while you have the right to withdraw the Shares. See “The Offer — Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

      Subject to the terms and conditions of the Offer, no later than April 30, 2004, we will transfer to the Depositaries payment for all Shares validly tendered and not withdrawn in the Offer. If we provide a subsequent offering period, we will pay for any Shares tendered in such subsequent offering period periodically as those Shares are tendered. We do, however, reserve the right, in our sole discretion and subject to applicable law and the Settlement Agreement and the Restated SIA, to delay payment for Shares in order to comply with applicable laws. If we are legally precluded from accepting the validly tendered Shares for payment by April 30, 2004, we will promptly implement an alternative transaction that has the same economic result as that which would have resulted from the completion of the Offer in accordance with the terms of the Settlement Agreement and the Restated SIA.

      We will pay for your Shares that are validly tendered and not withdrawn by depositing the applicable portion of the aggregate purchase price with BONY and ABN AMRO. BONY will act as your agent for the purpose of receiving payments from us and transmitting such payments to you with respect to tendered U.S. Shares, and ABN AMRO will act in the same capacity with respect to tendered Dutch Shares.

      In all cases, payment for tendered U.S. Shares will be made only after timely receipt by BONY of certificates for tendered U.S. Shares or of a confirmation of a book-entry transfer of these U.S. Shares as described in “The Offer — Procedure for Tendering Shares”, a properly completed and duly executed Letter of Transmittal and any other required documents.

      In all cases, payment for Dutch Book-Entry Shares will be made only after your custodian (on your behalf) has tendered and transferred your Shares to ABN AMRO, which will accept transfer of the Dutch Book-Entry Shares on our behalf in accordance with the book-entry procedures of Euroclear Netherlands. In all cases, payment for Dutch Registered Shares will be made only after you have submitted an Application Form, properly completed and executed (together with any share certificates issued for such Dutch Registered Shares), to Gucci. ABN AMRO shall, on behalf of PPR, make payments for the Dutch Shares as soon as possible after completion of the Offer and otherwise in accordance with customary market practices. See “The Offer — Acceptance for Payment and Payment.”

Can PPR launch another tender offer for or otherwise purchase Shares after completion of the Offer?

      If the Offer (including any subsequent offering period) does not result in PPR acquiring sufficient Shares to effect the Compulsory Buy-Out (as defined below), the Act on the Supervision of the Securities Trade 1995, as amended (Wet toezicht effectenverkeer 1995) (the “Dutch Securities Act”), will prohibit PPR from launching a second offer or otherwise acquiring Shares on more favorable terms than the Offer (except through regular stock exchange purchases and certain other limited exemptions permitted by the Exemption Regulation pursuant to the Dutch Securities Act (Vrijstellingsregeling Wet toezicht effectenverkeer 1995)) for a period of three years after the publication of the Offer documentation in The Netherlands, absent an exemption from the Netherlands Authority for the Financial Markets (“AFM”). PPR has no intention to request this exemption from the AFM. Consequently, if PPR consummates the Offer, PPR will be prohibited from launching a second offer or otherwise acquiring Shares on more favorable terms than the Offer (except through regular stock exchange purchases and certain other limited exemptions permitted by the Exemption Regulation pursuant to the Dutch Securities Act) until April 1, 2007, absent exemption from the AFM.

      Moreover, if, after completion of the Offer, at least 15% of the then-outstanding Shares or 15 million Shares, whichever is greater, are owned by shareholders other than PPR and its affiliates, then the

Restated SIA will remain in effect in accordance with its terms and restrict our ability to purchase Shares. As more fully discussed below, if, after completion of the Offer (including any subsequent offering period, if applicable), the Restated SIA is terminated, we may effect a Compulsory Buy-Out if we and our affiliates collectively own over 95% of the then-outstanding Shares (excluding the Shares held by Gucci). If the Restated SIA is terminated but we do not own the required percentage of Shares to effect a Compulsory Buy-Out, we may purchase additional Shares through regular stock exchange purchases or otherwise (to the extent legally permissible) in order to reach the required percentage to effect a Compulsory Buy-Out.

What are PPR’s plans for Gucci after completion of the Offer?

      PPR has made no definitive determination with respect to future corporate actions by PPR regarding Gucci. See “Special Factors — Plans for Gucci after the Offer; Certain Effects of the Offer — Corporate Matters.” If, after completion of the Offer, at least 15% of the then-outstanding Shares or 15 million Shares, whichever is greater, are owned by shareholders other than PPR and its affiliates, then the provisions of the Restated SIA, including the various contractual minority shareholder safeguards included in that agreement, will remain in effect until the Restated SIA is otherwise terminated. See “Special Factors — Agreements Relating to the Settlement — Amended and Restated Strategic Investment Agreement.” If the Restated SIA is terminated, however, we expect to more fully integrate Gucci’s operations into the PPR group. In integrating Gucci’s operations more fully into PPR, our intention would, however, be to seek to preserve Gucci’s entrepreneurial style of management and to enhance Gucci’s creative autonomy with respect to its luxury brands.

      In addition, if we, together with our group companies, reach an ownership of over 95% of the then-outstanding Shares (excluding the Shares held by Gucci), we may effect a compulsory buy-out procedure (uitkoopprocedure) under Dutch law (the “Compulsory Buy-Out”). In the Compulsory Buy-Out, we would seek a court order requiring the sale to us of all remaining Shares (other than those beneficially owned by PPR). Because the price to be paid in the Compulsory Buy-Out will be determined by the Dutch court hearing the proceeding, the price received by remaining shareholders may be different from the price paid in the Offer. See “Special Factors — Plans for Gucci After the Offer; Certain Effects of the Offer.” If, after completion of the Offer (including any subsequent offering period, if applicable), the Restated SIA has been terminated but we do not own the required percentage of Shares to complete a Compulsory Buy-Out, we may purchase additional Shares through regular stock exchange purchases or otherwise (to the extent legally permissible) in order to reach the required percentage to effect a Compulsory Buy-Out. In addition, we may in the future contribute new businesses to Gucci in exchange for newly issued Shares, which may also result in an increase in our total Share ownership in Gucci. Alternatively, PPR may effect a statutory merger with one of PPR’s subsidiaries, whereby the entity Gucci Group N.V. would cease to exist and all Gucci shareholders would receive shares in that subsidiary.

Following the Offer, will Gucci continue as a public company?

      It depends. We have agreed in the Settlement Agreement and in the Restated SIA that until the later of the expiration of the offer period and the expiration of the subsequent offering period, if any, and for so long as at least 15% of the outstanding Shares or 15 million Shares, whichever is greater, are owned by shareholders other than PPR and its affiliates, we will use our best efforts to cause Gucci to maintain the listing of the Shares on the NYSE and Euronext Amsterdam. We are not, however, obligated to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the NYSE and/ or Euronext Amsterdam. Therefore, independent of our obligations under the Settlement Agreement, there may be so few remaining shareholders and/ or publicly held Shares that the Shares will no longer be eligible to be traded on the NYSE, Euronext Amsterdam or any other securities exchange, and there may not be an active public trading market (or, possibly, any public trading market) for the Shares. Moreover, Gucci’s registration under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be terminated on application by Gucci to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. If the Shares are delisted from Euronext Amsterdam and the NYSE, the Shares may only be transferred by means of the execution of a notarial deed by a Dutch civil law notary.

      In addition, if we effect a Compulsory Buy-Out, Gucci will no longer be publicly traded or owned. See “The Offer — Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Registration Under Securities Laws.”

If I decide not to tender my Shares in the Offer, how will the Offer affect my Shares?

      If we effect a Compulsory Buy-Out, you will be required to sell all of your Shares to us pursuant to a court order. Because the price to be paid in the Compulsory Buy-Out would ultimately be determined by the court, we cannot guarantee that, if the Compulsory Buy-Out is completed, you would receive the same amount of consideration that you would have received had you tendered in the Offer.

      If, after the Offer is completed, we are unable to complete a Compulsory Buy-Out, there may be too few shareholders and Shares for an active trading market (or, possibly, any public trading market), and this may affect the prices at which your Shares will trade. Also, as described above, Gucci may cease making certain filings with the SEC or otherwise cease to be required to comply with rules under U.S. securities laws or Dutch stock exchange regulations.

      In addition, if, following the consummation of the Offer, the number of Shares not owned by PPR and its affiliates is less than the greater of

•	15% of the then-outstanding Shares and

•	15 million Shares,

then the Restated SIA will terminate, and the contractual minority shareholder safeguards included in the Restated SIA will no longer be effective. See “Special Factors — Agreements Relating to the Settlement — Amended and Restated Strategic Investment Agreement.”

Will there be a shareholders’ meeting in connection with the Offer?

      Yes. In accordance with Dutch securities law requirements, Gucci has scheduled an informational extraordinary shareholders’ meeting for April 21, 2004. Although no shareholder vote or action is expected to be taken with respect to the Offer at the meeting, Gucci’s Supervisory Board and Management Board will make a presentation on the terms of, and answer any questions regarding, the Offer. See “Special Factors — Shareholders’ Meeting.”

What is the market value of my Shares?

      On March 22, 2004, the last full trading day before we announced that we were making the Offer and expected to file the documentation relating to the Offer with the SEC, and make such documents available in The Netherlands, on April 1, 2004, the closing price per Share reported on the NYSE was $85.47, and the closing price per Share reported on Euronext Amsterdam was € 69.10. On March 30, 2004, the closing price per Share reported on the NYSE was $85.54, and the closing price per Share reported on Euronext Amsterdam was € 70.15. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

      In addition, the following charts reflect the historical closing prices per Share on each of the NYSE and Euronext Amsterdam from September 9, 2000, the date that is one year prior to the date we entered into the Settlement Agreement, through March 30, 2004, based on published financial sources. The prices per Share below have been adjusted to give effect to the distribution on October 2, 2003 of a special return of capital of € 13.50 per Share, but have not been adjusted to give effect to the special cash dividend of $7.00 per Share paid in December 2001 to holders of Shares other than those owned by PPR in accordance with the Settlement Agreement.

Historical Gucci Share Price Information on New York Stock Exchange

Source:	Bloomberg

Historical Gucci Share Price Information on Euronext Amsterdam

Source:	Bloomberg

What are the income tax consequences if I tender my Shares?

      If you tender your Shares and you are a U.S. person who holds such shares as capital assets, you generally will recognize for U.S. federal income tax purposes capital gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in your Shares.

      If you tender your Shares and you are a Dutch resident individual who does not hold a “substantial interest” (aanmerkelijk belang) in Gucci, the actual gains realized upon the sale of the Shares will not be taxable. Instead, the fair market value of the Shares you owned on January 1, 2004 will have to be included in the calculation of your 2004 yield basis (Box III). This would be different for shareholders that are entities or who own interests in entities that own Shares. The gains realized upon the sale of the Shares would then be taxable in The Netherlands at progressive rates.

      See “The Offer — Certain United States Federal Income Tax and Netherlands Tax Consequences.”

If I object to the price being offered, will I have appraisal or dissenters’ rights?

      No. Dutch law does not recognize the concept of appraisal or dissenters’ rights. If you object to the Offer Price, you may continue to hold your Shares, subject, however, to any order issued as a result of the Compulsory Buy-Out. See “Special Factors — Dissenters’ Rights.”

Who can I talk to if I have questions about the Offer?

      You can call the Information Agents for the Offer as follows: for MacKenzie Partners, Inc., call 00-800-7710-9971 (toll free from the E.U.), (877) 825-8772 (toll free in the U.S. and Canada) or (646) 822-7428 (collect from all other countries), and for Innisfree M&A Incorporated, call (800) 322-2885 (toll free in U.S. and Canada), 00-800-7710-9971 (toll free from the E.U.), or (212) 929-5500 (collect from all other countries). Or you can call J.P. Morgan Securities Inc., the U.S. Dealer Manager for the Offer, at (888) 622-6227 (toll free) or (212) 622-2299 (call collect).

Recent Developments

      On March 3, 2004, Gucci announced the appointment of Alexis Babeau as Chief Financial Officer of Gucci, effective May 1, 2004. Mr. Babeau is currently the Chief Financial Officer and General Counsel of Finaref, a credit and financial services company formerly owned by PPR and now controlled by Crédit Agricole S.A. Mr. Babeau will replace Robert Singer, Executive Vice President and Chief Financial Officer of Gucci since 1995, who will leave Gucci at the end of April. Brian Blake, Executive Vice President, and President and Chief Executive Officer of Boucheron is also leaving Gucci, effective May 1, 2004. Gucci has also received notice from Renato Ricci, Director of Human Resources, that he intends to resign following completion of the Offer.

      On March 11, 2004, Gucci announced the appointment of Stefano Pilati as creative director of Yves Saint Laurent Rive Gauche. Mr. Pilati has been the design director of Yves Saint Laurent for four years. On March 11, Gucci also announced the appointment of three new creative directors for the Gucci brand. Alessandra Faccinetti, the Gucci women’s ready-to-wear design director, was appointed creative director of Gucci women’s wear. John Ray, the design director for Gucci men’s ready-to-wear, was appointed creative director of Gucci men’s ready-to-wear. Frida Giannini, the design director of Gucci leather goods, was appointed creative director of Gucci accessories, with responsibility for leather goods, shoes, jewelry, gifts, timepieces and eyewear. They succeed Tom Ford and will report to Giacomo Santucci, Gucci’s President and Chief Executive Officer.

      The management and design appointments were approved by the Supervisory Board of Gucci, with the Independent Directors abstaining. Other than Messrs. De Sole, Singer and Blake, the executive officers of Gucci are expected to continue in their positions following completion of the Offer.

      On April 21, 2004, Gucci announced the nomination by the Supervisory Board of Robert Polet as President and Chief Executive Officer and Chairman of the Management Board of Gucci.

      On April 21, 2004, Gucci held an extraordinary general meeting of shareholders to discuss the Offer.

Timetable for the Offer

      We expect that the timetable for the Offer will be as follows, assuming satisfaction of the condition to completion, and no extension, of the Offer:

April 1, 2004:	Offer documents filed with SEC and made available in The Netherlands; Offer commences in the United States
April 2, 2004:	Offer period commences in The Netherlands
April 21, 2004:	Extraordinary general meeting of Gucci shareholders regarding the Offer to be held in Amsterdam
April 29, 2004:	Offer expires at 9:00 a.m., New York City time, 3:00 p.m., Central European Time
April 30, 2004:	No later than this date:
• Announcement of results of the Offer and whether PPR will commence subsequent offering period, and
• Acceptance of, and payment to the Depositaries for, Shares validly tendered and not withdrawn by expiration date

Potential subsequent offering period of at least three business days and no longer than 15 stock exchange days.

Mandatory subsequent offering period of at least ten business days and no longer than 15 stock exchange days if, immediately prior to the expiration of the Offer, the Shares not tendered in the Offer and the Shares issuable upon the exercise of options together constitute less than the greater of (i) 15% of the issued and outstanding Shares and (ii) 15 million Shares.

To the Holders of Common Shares of Gucci Group N.V.:

INTRODUCTION

      Pinault-Printemps-Redoute S.A. (the “Purchaser,” “PPR” or “we”), a société anonyme with a management board and supervisory board and organized under the laws of the Republic of France, hereby offers to purchase any and all of the outstanding Common Shares, nominal value € 1.02 per share (the “Shares”) of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (“Gucci”) not beneficially owned by PPR, for $85.52 per Share, net to the seller in cash, without interest, in U.S. dollars (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related documentation attached hereto (which together constitute the “Offer”). You will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer.

      We will pay all charges and expenses of:

•	J.P. Morgan Securities Inc., the U.S. Dealer Manager for the Offer (the “U.S. Dealer Manager”);

•	The Bank of New York (“BONY”), the depositary for the Offer with respect to tendered Shares that are listed on the New York Stock Exchange, Inc. (the “NYSE”), which we refer to as the “U.S. Shares”;

•	ABN AMRO (“ABN AMRO” and, together with BONY, the “Depositaries”), the depositary for the Offer with respect to:

—	registered Shares held and traded in book-entry form through the clearing and settlement system of Euroclear Netherlands and admitted to listing on Euronext Amsterdam N.V. (“Euronext Amsterdam”), which we refer to as the “Dutch Book-Entry Shares,” and

—	registered Shares (other than U.S. Shares) that are evidenced by a registration of the holder in Gucci’s Dutch shareholders’ register (the “Dutch Registered Shares” and, together with the Dutch Book-Entry Shares, collectively referred to as the “Dutch Shares”); and

•	MacKenzie Partners, Inc. and Innisfree M&A Incorporated (the “Information Agents”)

incurred in connection with the Offer. See “The Offer — Fees and Expenses.” If you are tendering Dutch Shares and you do not have a U.S. Dollar-denominated account or if, for any other reason, you wish to receive the Offer payment in a currency other than U.S. Dollars, you should consult with your custodian to determine the applicable exchange rate and whether any charges will apply.

      We are making this Offer pursuant to our obligations as set forth in the Settlement and Stock Purchase Agreement and the Restated SIA, each dated as of September 9, 2001, and each of which is summarized in the section entitled “Special Factors — Agreements Relating to the Settlement.”

      Following the recommendation of the members of Gucci’s Supervisory Board who are unaffiliated with PPR (the “Independent Directors”), the Supervisory Board and the Management Board of Gucci:

•	determined that the Offer is fair to the Public Shareholders that are not affiliated with PPR or Gucci, and

•	recommend that the Public Shareholders accept the Offer and tender their Shares.

      The members of Gucci’s Supervisory Board who are affiliated with PPR recused themselves from voting on the matter in light of their positions. All of the members of Gucci’s Supervisory Board who are unaffiliated with PPR that were present at the meeting of the Supervisory Board, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

      Morgan Stanley and UBS, the financial advisors to the Supervisory Board and the Management Board of Gucci, have each delivered to the Supervisory Board and Management Board their respective written opinions to the effect that the Offer Price to be received by the Public Shareholders in the Offer is fair from a financial point of view to the Public Shareholders as a whole. In addition, J.P. Morgan plc (“JPMorgan”), the financial advisor to PPR, has delivered to the Management Board of PPR its written opinion to the effect that the Offer Price to be paid by PPR in the Offer is fair, from a financial point of view, to the Public Shareholders. See “Special Factors — Opinions of Gucci’s Financial Advisors” and “Special Factors — Opinion of PPR’s Financial Advisor.”

      This Offer is not conditioned upon any minimum number of Shares being tendered and is not subject to the prior approval of Gucci shareholders. This Offer is not subject to any conditions other than the absence of a law or court order precluding us from commencing, making or completing the Offer. See “The Offer — Condition of the Offer.”

      Gucci has advised us that to the best of its knowledge each of its executive officers and directors intends to tender all of his or her Shares and exercise all of his or her vested in-the-money options and tender all of the Shares received pursuant to such exercises pursuant to the Offer.

      If, upon completion of the Offer, we (together with any of our group companies) beneficially own over 95% of the outstanding Shares (excluding Shares held by Gucci), we may effect a compulsory buy-out procedure (uitkoopprocedure) under Dutch law (the “Compulsory Buy-Out”), in which we would seek a court order requiring the sale to us of the Shares held by all remaining shareholders (other than PPR and its affiliates). Because the price to be paid in the Compulsory Buy-Out will be determined by the Dutch court hearing the proceeding, the price received by remaining shareholders may be different from the price paid in the Offer. See “Special Factors — Plans for Gucci After the Offer; Certain Effects of the Offer.” If, after completion of the Offer, the Restated SIA is terminated by its terms but we do not own sufficient Shares to complete a Compulsory Buy-Out, we may purchase additional Shares through regular stock exchange purchases or otherwise (to the extent legally permissible) in order to reach the required percentage to effect a Compulsory Buy-Out. In addition, we may in the future contribute new businesses to Gucci in exchange for newly issued Shares, which may also result in an increase in the percentage of Shares that we beneficially own. Alternatively, we may effect a statutory merger with one of PPR’s subsidiaries, whereby the entity Gucci Group N.V. would cease to exist and all Gucci shareholders would receive shares in that subsidiary.

      THIS OFFER TO PURCHASE AND, IN THE CASE OF HOLDERS OF U.S. SHARES, THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

Background of the Offer

Background to the Settlement

LVMH Purchases

      On January 6, 1999, Gucci was notified by LVMH Moët Hennessy-Louis Vuitton S.A. (“LVMH”) that LVMH had become the beneficial owner of more than 5% of Gucci’s then-outstanding Shares. Between January 5 and January 22, 1999, LVMH acquired 17,317,685 Shares in open-market purchases and privately negotiated transactions, bringing its total shareholding in Gucci to 34.4% of the Shares outstanding at that time. These purchases were not solicited by Gucci, nor was Gucci informed in advance of LVMH’s actions.

      Over a period of several weeks, Gucci held discussions with LVMH regarding LVMH’s plans with respect to its ownership in Gucci and the need to negotiate measures to safeguard the independence of Gucci vis-à-vis LVMH. Gucci and LVMH were unable to agree on terms of an ongoing relationship. Accordingly, on February 17, 1999, Gucci’s Supervisory Board approved the establishment of an employee stock ownership plan (the “ESOP”) with the goal of securing Gucci’s independence and protecting the interests of employees and other stakeholders in Gucci.

The Employee Stock Ownership Plan

      On February 18, 1999, Gucci implemented the ESOP and granted an option to purchase up to approximately 37 million new Shares to the subsidiary of a special purpose employee trust that was organized for the benefit of the employees of Gucci and its subsidiaries. A portion of the option was immediately exercised, releasing to the employee trust 20,154,985 new Shares (an amount equal to the number of Shares then beneficially owned by LVMH). The Shares were issued in exchange for a note, were not allowed to be sold to third parties and were callable by Gucci under certain circumstances in exchange for cancellation of the note.

Gucci/ PPR Strategic Alliance

      On March 19, 1999, amidst heightened consolidation in the global luxury goods sector, Gucci entered into a Strategic Investment Agreement (the “SIA”) with PPR. The SIA contemplated a strategic alliance between PPR and Gucci that would make Gucci a platform for PPR’s multi-brand luxury goods strategy and generate long-term benefits for Gucci and its shareholders.

      Under the terms of the SIA, on March 19, 1999, Gucci issued 39,007,133 new Shares to Société Civile de Gestion Financière Marothi (“Marothi”), a wholly owned subsidiary of PPR, at a per share price of $75.00. The Shares issued to Marothi represented 40% of Gucci’s then-outstanding share capital, excluding Shares issued to the employee trust. The SIA included, among other things, a five-year standstill period during which PPR agreed not to increase its shareholding in Gucci above 42% of the then-outstanding Shares on a fully diluted basis. The SIA also included non-competition provisions, assurances of Gucci’s independence, a commitment by PPR to vote at Gucci’s general meeting of shareholders in favor of extending the authority granted to Gucci’s Supervisory Board to issue Shares and corporate governance provisions designed to maintain the independence of Gucci.

      The SIA also provided for the expansion of Gucci’s Supervisory Board from eight members to nine members, with four members nominated by PPR. Pursuant to the SIA, the strategic and financial committee of Gucci’s Supervisory Board was formed, consisting of three directors nominated by PPR and two Independent Directors, with Gucci’s chief executive officer serving as a non-voting ex-officio member. The strategic and financial committee was formed to consider specific strategic matters outside of the ordinary course and determine whether such strategic matters should be proposed to the full Supervisory Board of Gucci. Any affirmative actions continued to require the majority vote of the full Supervisory

Board of Gucci for implementation. A failure of the strategic and financial committee to approve certain strategic matters could be overridden by the vote of at least 75% of the members of Gucci’s Supervisory Board then in office.

      The SIA was filed by Gucci with the SEC in its Report of Foreign Issuer on Form 6-K on March 24, 1999, and is available at the offices of Gucci. The above description is qualified in its entirety by reference to the SIA, which is included as an exhibit to that Form 6-K.

Litigation

      On February 25, 1999, LVMH filed a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam (the “Court”), challenging the implementation by Gucci of the ESOP and the financing by Gucci of the purchase of Shares pursuant to the ESOP note. In the petition, LVMH asked the Court to order an investigation into Gucci’s management practices.

      Immediately following the consummation of Gucci’s strategic alliance with PPR, LVMH submitted a supplementary petition to the Court challenging the PPR transaction and related strategic alliance, requesting the suspension of PPR’s voting rights in Gucci and asking the Court to order an inquiry into Gucci’s management practices.

      In a decision dated May 27, 1999 (after two earlier interim judgments), the Court cancelled the ESOP, concluding that the structure of the ESOP had granted voting rights disproportionate to the economic interests of the ESOP participants. The Court did not order any further investigation at that time.

      With respect to LVMH’s challenge to the Gucci-PPR strategic alliance, although the Court determined that there was mismanagement with respect to the timing of the entering into of the PPR strategic alliance, the Court rejected LVMH’s petition and upheld the PPR strategic alliance. The Court noted that Gucci was entitled to implement measures in order to prevent LVMH from gaining a controlling or significant say in its affairs. The Court did not order any further inquiry.

      An English translation of the Court’s decision was filed by Gucci with the SEC as an exhibit to its Report of Foreign Issuer on Form 6-K, dated June 1, 1999, and is available at the offices of Gucci. The above description of the Court’s decision is qualified in its entirety by reference to the decision, which is included as an exhibit to such Form 6-K.

      On June 9, 1999, LVMH appealed the May 27, 1999, decision of the Court to the Dutch Supreme Court. On September 8, 1999, Gucci also appealed the Court’s decision, challenging the Court’s finding of mismanagement. LVMH also filed a new action before the Amsterdam District Court seeking cancellation of the SIA and the issuance of Shares to PPR. In March 2000, LVMH filed a second action in the Amsterdam District Court against PPR and Gucci, seeking a court order that PPR make a public offer for all Shares. In July 2000, LVMH filed a third action in the Amsterdam District Court against Gucci, challenging the voting at Gucci’s 1999 general meeting of shareholders. In June 2001, LVMH filed a fourth action in the Amsterdam District Court against Gucci, challenging the voting at Gucci’s 2000 general meeting of shareholders.

      On September 27, 2000, the Dutch Supreme Court vacated the May 27, 1999, decision of the Court and remanded the case to the Court for further proceedings. The remand was based on a technical determination by the Dutch Supreme Court that the Court lacked jurisdiction to make substantive findings at a first stage in the proceedings without conducting a formal investigation. The effect of the remand was to nullify all aspects of the May 27, 1999, decision of the Court, including the findings with respect to mismanagement in the establishment of the ESOP and the timing of the PPR transaction.

      On November 8, 2000, Gucci and the Gucci employee trust agreed to unwind the ESOP.

      On November 27, 2000, LVMH commenced a new action against Gucci in the Court. On March 8, 2001, the Court ordered an inquiry into the creation and the terms of the ESOP and the entering into and the terms of Gucci’s strategic alliance with PPR during the period from January 1999 until May 27, 1999.

Settlement Negotiations

      In March and April of 2000, in an effort to end the litigation among the parties, PPR and LVMH entered into discussions regarding the possible purchase by PPR of Shares then owned by LVMH at a price of $100 per share. Gucci, based on its rights under the SIA, did not consent to the transaction because of the absence of sufficient protection for Gucci’s independent shareholders. Gucci and PPR thereafter entered into negotiations regarding the possible terms of a settlement structure that provided adequate benefits for independent shareholders.

      In June 2000, the parties discussed a settlement based on a two-step offer structure. Under the proposed settlement structure, PPR would have offered to purchase all issued and outstanding Shares at $100 per share in a public offer open to all shareholders. PPR would thereafter commence a second public offer, to be launched between 18 months and four years after the completion of the first offer, to all Gucci shareholders who did not tender into the first offer, at a price reflecting the fair market value of Gucci, including a control premium. Under the proposed settlement structure, LVMH would have agreed to tender all of its Shares into the first offer. LVMH rejected this settlement proposal because, among other reasons, Gucci’s Supervisory Board would not recommend the price per share in the first step offer on a stand-alone basis.

      In January 2001, LVMH informed the Court that it would accept the two-step offer as proposed by PPR in June 2000. PPR stated that it was prepared to settle with LVMH, but in light of market conditions, it was no longer prepared to make the two-step offer.

      In February and March 2001, Gucci and PPR discussed settlement alternatives involving a purchase of Shares from LVMH alone. The parties terminated the negotiations because an acceptable structure could not be achieved.

      In June 2001, the parties began discussing a new settlement structure. Discussions continued throughout the summer of 2001, culminating with the execution of the Settlement Agreement and the Restated SIA, each dated as of September 9, 2001, the principal terms of which are described in “Special Factors — Agreements Relating to the Settlement.” In the Settlement, the parties agreed to dismiss all pending litigation and to release each other from all claims relating to the ongoing dispute. See “Special Factors — Agreements Relating to the Settlement — Settlement and Stock Purchase Agreement.”

      Pursuant to the Settlement Agreement, on October 22, 2001, PPR completed the acquisition of 8,579,337 Shares from LVMH for a purchase price of $806,457,678 (or $94 per Share) pursuant to the terms of the Settlement Agreement.

      On December 21, 2001, Gucci paid a special cash dividend of $7 per Share to holders of all outstanding Shares other than those owned by PPR in accordance with the Settlement Agreement.

Determination of Initial Offer Price

      Pursuant to the Settlement Agreement, PPR agreed to commence the Offer at a price of $101.50 per Share on March 22, 2004, which price is referred to in this document as the “initial offer price.” The initial offer price of $101.50 per Share, as set forth in the Settlement Agreement and the Restated SIA, was determined in 2001 through arm’s length negotiations among Gucci, Gucci’s Independent Directors, PPR and LVMH with reference to the price received by LVMH for Shares sold to PPR under the Settlement Agreement. In order to determine the initial offer price, the parties considered, on one hand, the $94 per Share received by LVMH from PPR on October 22, 2001, and on the other hand, the total expected amount to be received by the Public Shareholders, including the special cash dividend of $7 paid in December, 2001, the expected regular dividends to be paid until the Offer and the consideration to be received in the Offer, all such amounts being adjusted for the time value of money using an appropriate discount rate. In accordance with the Restated SIA, the initial offer price was subsequently reduced to the Offer Price of $85.52. For an explanation of this reduction in the initial offer price, see “— Adjustment of Initial Offer Price.”

LVMH’s Sale Agreement with Crédit Lyonnais

      On December 17, 2001, LVMH and LVMH B.V., a limited liability company (besloten vennootschap) organized under the laws of The Netherlands and a subsidiary of LVMH (“LVMH B.V.”), entered into a Sale, Assignment and Earn Out Agreement (the “Crédit Lyonnais Sale Agreement”) with Crédit Lyonnais, a French société anonyme (“Crédit Lyonnais”). Pursuant to the Crédit Lyonnais Sale Agreement, on December 17, 2001, LVMH B.V. sold 11,565,648 Shares, representing 11.5% of Gucci’s then-outstanding share capital, to Crédit Lyonnais for a purchase price of approximately $89.6381 per Share (or an aggregate purchase price of $1,036,722,345). Upon consummation of the sale of such 11,565,648 Shares to Crédit Lyonnais, LVMH no longer beneficially owned any Shares. The Crédit Lyonnais Sale Agreement also provides for certain “earn out” payments to be made by Crédit Lyonnais to LVMH B.V. or by LVMH B.V. to Crédit Lyonnais in respect of such Shares, on the terms and subject to the conditions set forth in the Crédit Lyonnais Sale Agreement.

      The Crédit Lyonnais Sale Agreement asserts that Crédit Lyonnais is assigned and transferred LVMH’s right under the Settlement Agreement to benefit from the Offer and the rights attaching thereto, but not LVMH’s obligations under the Settlement Agreement. Although PPR and Gucci have not consented to this interpretation, the Settlement Agreement remains fully binding upon the parties to the Settlement Agreement.

      On December 19, 2001, LVMH filed with the SEC Amendment No. 14 to its report on Schedule 13D, with the Crédit Lyonnais Sale Agreement attached as an exhibit thereto. The above description of the Crédit Lyonnais Sale Agreement is qualified in its entirety by reference to the Crédit Lyonnais Sale Agreement, which is included as an exhibit to such Amendment No. 14.

Exemptions Granted by the AFM

      Pursuant to Section 6a, paragraph 5 of the Dutch Securities Act, the AFM has the authority to grant exemptive relief from the Dutch tender offer rules as set out in the Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995) (the “Dutch Securities Decree”). PPR and Gucci requested exemptive relief in 2001, as the AFM had indicated that it would view the terms of the Settlement Agreement as a public offer under the Dutch Securities Act, and that the applicable provisions in the Dutch Securities Act and the Dutch Securities Decree would be triggered when PPR and Gucci would publicly announce the execution of the Settlement Agreement. The AFM granted PPR an exemption on September 21, 2001, provided that PPR would make the offer document publicly available by March 22, 2004 in accordance with the provisions of the Settlement Agreement and that the requirements of the Dutch Securities Decree would otherwise be observed. The definitive text of the exemption was issued by the AFM on October 19, 2001.

      On December 22, 2003, PPR and Gucci requested that the AFM amend the initial exemptive relief to provide that the documentation relating to the Offer would be made publicly available by April 1, 2004, rather than by March 22, 2004 as previously approved by the AFM. The reason for requesting a postponement of the release of the documentation relating to the Offer was that Gucci’s fourth-quarter results for the fiscal year ended January 31, 2004 would only be finalized and made public on March 31, 2004. If the offer document would be released immediately after March 31, 2004, the fourth-quarter results could be included in the offer document and could be taken into account by the Supervisory Board and Management Board of Gucci, including the Independent Directors, and by Gucci’s shareholders in evaluating the Offer. On January 16, 2004, the AFM granted the request to amend the exemptive relief as requested by PPR and Gucci, allowing PPR to make the offer document publicly available on April 1, 2004.

      Based on certain commitments made by Gucci and Gucci’s management, the AFM on March 30, 2004 granted an exemption from the requirements of Article 9i of the Dutch Security Decree with respect to the requirement that review statements from Gucci’s independent auditors be provided together with the interim results for the three month periods ended October 31, 2003 and January 31, 2004, and the preliminary results for the fiscal year ended January 31, 2004, which are included herein as Annex D.

      In accordance with its commitment to the AFM, on April 19, 2004 Gucci announced and made available the following audited financial information for the fiscal year ended January 31, 2004:

•	a consolidated balance sheet as of January 31, 2004,

•	a consolidated income statement for the fiscal year ended January 31, 2004,

•	a consolidated statement of cash flows for the fiscal year ended January 31, 2004,

•	a statement of changes in equity for the fiscal year ended January 31, 2004,

•	a summary of accounting policies used in the preparation of the financial statements set forth above; and

•	explanatory notes (including a reconciliation to US generally accepted accounting principles) (collectively, the “2003 Audited Financial Information”),

all prepared in accordance with international accounting standards (“IAS”) and accompanied by an auditor’s report in accordance with IAS.

      Gucci filed the 2003 Audited Financial Information with the SEC in a Report of Foreign Issuer on Form 6-K on April 19, 2004.

      It should be noted that contrary to custom in The Netherlands, shareholders that have tendered their Shares into the Offer may withdraw their Shares from the Offer on or before 3:00 p.m., Central European Time, 9:00 a.m. New York City time, on April 29, 2004 as more fully described in “The Offer — Withdrawal Rights.”

      To address certain other concerns raised by the AFM in connection with the Settlement Agreement, Gucci procured a letter of credit for the benefit of Gucci’s shareholders other than PPR and LVMH in the amount of $230,000,000, payable in the event PPR fails to honor its obligation to commence and complete the Offer in accordance with the Settlement Agreement and the Restated SIA.

Post-Alliance Gucci Business Plan

      The strategic alliance between Gucci and PPR pursuant to the SIA and the Restated SIA gave Gucci the financial resources to acquire other luxury brand companies, transforming Gucci into a multi-brand luxury goods group. Since the commencement of Gucci’s strategic relationship with PPR in 1999, Gucci has acquired ownership or participation in major brands including Balenciaga (July 2001), Alexander McQueen (July 2001), Stella McCartney (April 2001), Di Modolo (March 2001), Bottega Veneta (February 2001), Bédat & Co. (December 2000), Boucheron (June 2000), Yves Saint Laurent (December 1999) and YSL Beauté (December 1999). Gucci has also acquired an interest in several other companies relating to its core business, including Caravel Pelli Pregiate (August 2001), a high-quality precious skin tannery, and Calzaturificio Regain S.p.A (August 2001), a designer and producer of fine men’s footwear. In addition to these acquisitions, Gucci has acquired a number of real estate assets (including a property in the Ginza district of Tokyo, acquired in 2003, in which Gucci plans to open a flagship store in 2005), industrial activities and franchise businesses with the objective of strengthening its position in the luxury goods sector. Gucci has also acquired the minority interests in its joint ventures in Taiwan (in 2002) and Malaysia and Singapore (in 2003).

Open-Market Purchases by PPR

      Between October 17, 2002, and October 17, 2003, PPR acquired, directly and through Scholefield Goodman B.V., a private limited company organized under the laws of The Netherlands (“Scholefield”) and a wholly owned subsidiary of Marothi, which is itself a wholly owned subsidiary of PPR, additional Shares of Gucci, resulting in an increase in PPR’s beneficial ownership to approximately 66.83% of the Gucci Shares outstanding as of April 1, 2004. PPR acquired these Shares in open market purchases, privately negotiated transactions and pursuant to three purchase plans with Crédit Agricole Indosuez Chevreux (“Crédit Agricole”), pursuant to which PPR gave Crédit Agricole an irrevocable mandate to purchase, as PPR’s independent agent, Shares through purchases on the NYSE and Euronext Amsterdam. Details of such purchases, and copies of the purchase plans between PPR and Crédit Agricole, have been filed by PPR with the SEC as Amendments No. 7 through 17 to PPR’s Report on Schedule 13D. The above summary is qualified in its entirety by reference to PPR’s Report on Schedule 13D, as amended. Pursuant to the Dutch Act on Disclosure of Major Shareholdings 1996, as amended, and the relevant provisions of the Dutch Securities Act, PPR (on behalf of Scholefield) and, to the extent applicable, its directors have notified Gucci and the AFM of their shareholdings in Gucci. These notifications can be accessed through the on-line public register of the AFM at https://www.afm.nl. A description of the amount of Shares purchased by PPR and its group companies during the past three years, the range of prices paid and the average purchase price for each quarter during that period is included as Schedule III to this Offer to Purchase.

Adjustment of Initial Offer Price

      On July 16, 2003, at Gucci’s annual general meeting of shareholders, Gucci shareholders approved a special € 13.50 per Share return of capital. In accordance with the Restated SIA, Gucci’s Independent Directors reduced the initial offer price by $15.98 to the Offer Price of $85.52. This amount was calculated as follows:

•	$15.78: The U.S. dollar per share equivalent of € 13.50, determined by the € 1/$1.1692 exchange rate published by the European Central Bank shortly after 2:15 p.m. Central European Time on October 2, 2003, plus

•	$0.20: The U.S. dollar-denominated time value of money determined by applying 2.15% (the three-month U.S. Dollar LIBOR fixed on October 2, increased by one hundred basis points) to $15.78 over the period from October 2, 2003, to April 30, 2004.

Announced Departure of Domenico De Sole and Tom Ford

      On November 4, 2003, Gucci and PPR announced that Domenico De Sole and Tom Ford do not intend to extend their contracts beyond their currently scheduled expiration date in 2004. This decision followed several months of negotiations in anticipation of the expiration of their contracts and commencement of the Offer. Messrs. De Sole and Ford have confirmed their commitment to remain in their positions until April 30, 2004. Gucci’s Supervisory Board established a committee chaired by Serge Weinberg, Chairman of the Management Board of PPR, and including Adrian Béllamy, Chairman of Gucci’s Supervisory Board, and François Henri Pinault, President and Chairman of Artémis, to search for successors to Messrs. De Sole and Ford.

      Gucci and Mr. Ford have amended Mr. Ford’s existing employment arrangements to change the termination date from June 22, 2004 to May 1, 2004. Mr. Ford will be paid his base annual compensation and a pro rata portion of his guaranteed bonus through June 22, 2004, in the aggregate amount of $346,000, and Gucci will continue to pay for certain automobile and airplane leasing costs for Mr. Ford through June 22, 2004. All of Mr. Ford’s unvested options to purchase Shares will vest on May 1, 2004, and will be exercisable for a six month period. Any of Mr. Ford’s Gucci options that are not exercised on or before November 1, 2004 will be cancelled and will no longer be exercisable by Mr. Ford.

      Gucci and Mr. De Sole have amended Mr. De Sole’s existing employment arrangements to change the termination date from March 31, 2004 to May 1, 2004. Mr. De Sole will be paid his base annual salary and benefits through May 1, 2004. Gucci has also agreed to continue health benefits for Mr. De Sole and his spouse for their lifetimes at Gucci’s expense and health coverage for his children up to age 25 for so long as they are in school. Any of Mr. De Sole’s options to purchase Shares that are not exercised on or before November 1, 2004 will be cancelled and will no longer be exercisable by Mr. De Sole.

      Except as described above, no member of the Management Board or Supervisory Board of Gucci who resigns after completion of the Offer would be entitled to receive any compensation as a result of such resignation.

Extension of the Commencement Date

      On December 22, 2003, Gucci and PPR submitted to the AFM a request to delay the date on which documentation relating to the Offer would be made publicly available (thereby constituting commencement of the Offer) from March 22, 2004 (the date indicated in the Settlement Agreement), until April 1, 2004, the date scheduled for Gucci’s announcement of its fourth quarter results for fiscal year 2003, as described in “— Exemptions Granted by the AFM.” On January 16, 2004, the AFM granted Gucci’s and PPR’s request, and on February 16, 2004, Gucci publicly announced that PPR would commence the Offer on April 1, 2004.

January 2004 Independent Director Deliberations

      From time to time, the Independent Directors have met separately as contemplated by the Restated SIA in order to discuss various matters, including the Offer. On January 19, 2004, the Independent Directors met to discuss certain matters in connection with PPR’s obligations with respect to the Offer under the Settlement Agreement and the Restated SIA. At that meeting, the Independent Directors reviewed with legal counsel the timing and steps of the Offer, and the duties of the Independent Directors in connection with the Offer. It was decided that Morgan Stanley would be engaged to provide a fairness opinion to Gucci’s Supervisory Board and Management Board in connection with the Offer. Because Morgan Stanley had been involved in the original structuring and negotiation of the Offer, the Independent Directors also directed Gucci’s officers to appoint a second financial institution, in addition to Morgan Stanley, to provide a fairness opinion to Gucci’s Supervisory Board and Management Board. In accordance with the instructions of the Independent Directors, UBS was engaged by Gucci on February 26, 2004 to provide a second fairness opinion in connection with the Offer. The Independent Directors set the date of April 21, 2004 for an extraordinary general meeting of Gucci shareholders, in which shareholders will have the opportunity to raise questions regarding the Offer with the Independent Directors, representatives of PPR and representatives of Gucci management.

New Gucci Management and Design Appointments

      On March 3, 2004, Gucci announced the appointment of Alexis Babeau as Chief Financial Officer of Gucci, effective May 1, 2004. Mr. Babeau is currently the Chief Financial Officer and General Counsel of Finaref, a credit and financial services company formerly owned by PPR and now controlled by Crédit Agricole SA. Mr. Babeau will replace Robert Singer, Executive Vice President and Chief Financial Officer of Gucci since 1995, who will leave Gucci at the end of April. Brian Blake, Executive Vice President, President of Gucci Group Watches and President and Chief Executive Officer of Boucheron is also leaving the Company, effective May 1, 2004. Gucci has also received notice from Renato Ricci, Director of Human Resources, that he intends to resign following completion of the Offer. Other than Messrs. De Sole, Singer and Blake, the executive officers of Gucci are expected to continue in their positions following completion of the Offer.

      On March 11, 2004, Gucci announced the appointment of Stefano Pilati as creative director of Yves Saint Laurent Rive Gauche. Mr. Pilati has been the design director of Yves Saint Laurent for four years. On March 11, Gucci also announced the appointment of three new creative directors for the Gucci brand. Alessandra Faccinetti, the Gucci women’s ready-to-wear design director, was appointed creative director of Gucci women’s wear. John Ray, the design director for Gucci men’s ready-to-wear, was appointed creative director of Gucci men’s ready-to-wear. Frida Giannini, the design director of Gucci leather goods, was appointed creative director of Gucci accessories, with responsibility for leather goods, shoes, jewelry, gifts, timepieces and eyewear. They will report to Giacomo Santucci, Gucci’s President and Chief Executive Officer.

Announcement of New Gucci Chief Executive Officer

      On April 21, 2004, Gucci announced the nomination by the Supervisory Board of Robert Polet as President and Chief Executive Officer and Chairman of the Management Board of Gucci. Gucci’s press release announcing Mr. Polet’s nomination was filed with the SEC by Gucci in a Report of Foreign Issuer on Form 6-K on April 21, 2004 and is attached as part of Annex F to this Offer to Purchase.

      The management and design appointments have been approved by the Supervisory Board of Gucci, with the Independent Directors abstaining.

March 2004 Independent Director, Gucci Supervisory Board and Gucci Management Board Deliberations

      On March 29, 2004, the Independent Directors met together with the Management Board of Gucci in an informational meeting, at which Morgan Stanley and UBS each presented its opinion with respect to the Offer Price to be paid by PPR in the Offer. Following the presentations, the Independent Directors met separately with Morgan Stanley, UBS, Skadden, Arps, Slate, Meagher and Flom LLP, international legal counsel to Gucci, and De Brauw Blackstone Westbroek, Dutch legal counsel to Gucci. All Independent Directors, with the exception of Karel Vuursteen, were present at the meeting of Independent Directors. At the meeting, the Independent Directors discussed a number of factors that the Independent Directors believed were material to their determinations and recommendation with respect to the Offer. After due deliberation, the Independent Directors determined that the Offer is fair to the Public Shareholders that are not affiliated with PPR or Gucci, and recommended that Gucci’s Supervisory Board and Management Board resolve to recommend that the Public Shareholders accept the Offer and tender their Shares.

      On March 30, 2004, the Supervisory Board of Gucci met with Morgan Stanley, UBS and legal counsel to consider the Offer. All members of the Supervisory Board, with the exception of Karel Vuursteen and François Henri Pinault, were present at the meeting. After presentations by Morgan Stanley, UBS and legal counsel, and considering the factors taken into account by the Independent Directors and the recommendation of the Independent Directors, the Supervisory Board, with the directors affiliated with PPR abstaining, determined that the Offer is fair to the Public Shareholders that are not affiliated with PPR or Gucci and resolved to recommend that the Public Shareholders accept the Offer and tender their Shares. Following the meeting of the Supervisory Board of Gucci, Mr. Vuursteen was briefed on the presentations by Gucci’s legal and financial advisors. Following a full discussion of these matters, Mr. Vuursteen expressed his support for the decisions taken by the Independent Directors and the Supervisory Board.

      Also on March 30, 2004, the Management Board of Gucci met, with legal counsel present, to consider the Offer. After considering the factors taken into account by the Independent Directors and the recommendation of the Independent Directors, the Management Board of Gucci, by unanimous decision, determined that the Offer is fair to the Public Shareholders that are not affiliated with PPR or Gucci and resolved to recommend that the Public Shareholders accept the Offer and tender their Shares.

Publication of Gucci Year-End Results

      On April 1, 2004, Gucci announced its results for the fiscal year ending January 31, 2004. Gucci’s year-end results were also included in its Report of Foreign Issuer on Form 6-K, filed by Gucci with the SEC on April 1, 2004 and are included in Annex D to this Offer to Purchase. The financial results that were included in Gucci’s April 1, 2004 filing are unaudited and are not accompanied by a review statement from Gucci’s independent auditors. An exemption from the Dutch requirement to include a review statement from Gucci’s independent auditor was granted by the AFM (see “Special Factors — Exemptions Granted by the AFM”).

      In accordance with its commitment to the AFM with respect to the exemption granted on March 30, 2004, on April 19, 2004, Gucci announced and made available the 2003 Audited Financial Information. The 2003 Audited Financial Information is included in Annex D to this Offer to Purchase.

Agreements Relating to the Settlement

      The following is a summary of certain material terms of the Settlement Agreement and the Restated SIA, each dated as of September 9, 2001, which relate to the settlement among PPR, LVMH and Gucci, and to the ongoing relationship between PPR and Gucci. This summary is qualified in its entirety by reference to the Settlement Agreement and the Restated SIA, each of which was filed by PPR with the SEC on September 12, 2001, in Amendment No. 5 to PPR’s Report on Schedule 13D and by Gucci as exhibits to its Report of Foreign Issuer on Form 6-K, filed with the SEC on September 12, 2001.

Settlement and Stock Purchase Agreement

Acquisition of Shares from LVMH

      Pursuant to the Settlement Agreement and subject to the terms and conditions set forth therein, PPR agreed to purchase from LVMH 8,579,337 Shares for a price of $94 per Share. On October 22, 2001, PPR completed the acquisition of these Shares. The parties to the Settlement Agreement further agreed that on December 15, 2001, or, if the purchase of LVMH’s Shares did not precede that date, then on the first day immediately following the purchase, Gucci would declare and pay a special cash dividend of $7 per Share, payable with respect to all Shares outstanding other than those beneficially owned by PPR. PPR waived the right to this dividend and was prohibited from transferring any Shares to a transferee that did not waive its right to receive this dividend.

The Offer

      Pursuant to the Settlement Agreement, PPR agreed to commence the Offer at the initial offer price of $101.50 per Share on March 22, 2004, with payment to be made on or before April 30, 2004 (the “Offer Period”). If, immediately prior to the expiration of the Offer Period, the Shares not tendered in the Offer and the Shares issuable upon exercise of outstanding options to purchase Shares constitute less than the greater of (1) 15% of the then-outstanding Shares and (2) 15 million Shares, PPR will provide for a “Subsequent Offering Period” (as contemplated by Rule 14d-11 under the Exchange Act). The Settlement Agreement provides that the initial offer price would not be adjusted to take account of any ordinary dividend declared by Gucci prior to the commencement of the Offer. Any adjustment to the initial offer price to take account of any special dividend declared by Gucci prior to the commencement of the Offer would be determined in the sole discretion of the Independent Directors, but any such reduction in the initial offer price was not to exceed the present value of the special dividend. Accordingly, the initial offer price was reduced by the Independent Directors by $15.98, to the Offer Price of $85.52, due to the special return of capital of € 13.50 approved at the shareholders’ meeting on July 16, 2003, as described under “Special Factors — Background of the Offer — Adjustment of Initial Offer Price.”

      In the event that PPR does not consummate the Offer due to law or injunctions prohibiting the commencement, making or consummation of the Offer (the absence of which is the only condition to the Offer), then PPR will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Settlement Agreement.

      The Settlement Agreement permits PPR to delay commencement of the Offer under certain defined circumstances constituting a force majeure event. The occurrence of any such event would not have released PPR from its obligation to undertake the Offer, and would only have served to delay commencement and consummation of the Offer for up to 60 days in certain cases and up to six months in other cases, but in any event for only so long as such event continued.

Continued Listing of Shares

      PPR agreed in the Settlement Agreement that until the later of the expiration of the Offer Period and the expiration of the Subsequent Offering Period and for so long as no less than the greater of

•	15% of the outstanding Shares and

•	15 million Shares

remain outstanding, it will use its best efforts to cause Gucci to maintain the listing of the Shares on the NYSE and Euronext Amsterdam. PPR will not, however, be obligated to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the NYSE and/ or Euronext Amsterdam.

Settlement and Release of Claims

      Under the Settlement Agreement, the parties agreed to dismiss all pending litigation, claims and actions with prejudice and to release each other from all claims and actions, in each case relating to the shareholdings of LVMH or PPR in Gucci, the acquisitions thereof or the granting of options to Gucci’s management.

LVMH Restrictions

      LVMH further agreed that until December 31, 2009, it will act as a purely passive investor in Gucci and will not exercise any rights as a shareholder other than to receive dividends and to vote its Shares. As described in “Special Factors — Background of the Offer — LVMH’s Sale Agreement with Crédit Lyonnais,” in December 2001 LVMH sold to Crédit Lyonnais all of the Shares that LVMH beneficially owned. Crédit Lyonnais thus succeeded LVMH with respect to the LVMH restrictions described in this section.

      In the Settlement Agreement, LVMH also agreed that, until the fifth anniversary of the Settlement Agreement, LVMH will not vote any of its Shares against the recommendation of the Independent Directors. Under certain specified circumstances, however, LVMH will be permitted to bring certain claims in the future to protect the value of its investment in Gucci.

      In addition, LVMH has agreed that until December 31, 2009, it will not:

•	sell more than 5% of the outstanding Shares to a competitor of Gucci,

•	sell its Shares (other than into the Offer) during the period commencing four months prior to the commencement of the Offer and ending on the date of expiration of the Offer Period (the “First Restricted Period”),

•	take any actions during the First Restricted Period which would reasonably be expected to directly or indirectly influence the price of the Shares during the period commencing four months prior to the commencement of the Offer and ending 30 days after the expiration of the Offer Period (the “Second Restricted Period”),

•	at any time enter into any hedging activities or forward contracts that unwind during the Second Restricted Period, or

•	at any time make public announcements related to LVMH’s intention with respect to its ownership of Shares during the Second Restricted Period (other than an announcement of its intention whether to tender into the Offer).

      The Settlement Agreement further provides that, at any time prior to the expiration of the Offer, LVMH is entitled to make a request to Gucci to sell a specified number of Shares during the Second Restricted Period in a specified transaction which LVMH believes will have no impact on the Shares’ trading price during the Second Restricted Period. To the extent Gucci agrees with LVMH’s determination (such agreement not to be unreasonably withheld), LVMH will be permitted to engage in the specified transaction. In addition, nothing will prohibit LVMH from issuing, prior to the First Restricted Period, bonds, notes or other debt instruments convertible into or exchangeable for Shares, the terms of which would (1) permit holders at their option to convert their instruments into Shares during the Second Restricted Period or (2) require the conversion or exchange of the instruments for Shares during the Second Restricted Period, so long as in any case there is full public disclosure of the terms and conditions of the instruments at the time of issuance.

      In the event that LVMH establishes a special purpose vehicle to manage, hold and divest its Shares, the transfer of the Shares to the special purpose vehicle will be valid only if the vehicle agrees in writing to be bound by the provisions of the Settlement Agreement as if it were LVMH.

      During a standstill period expiring December 31, 2009, LVMH and its affiliates (other than its independent directors) are subject to a prohibition on acquisitions of additional Shares and shares of Gucci’s subsidiaries (except for a tender offer by LVMH for 100% of the Shares that is recommended to the shareholders of Gucci by a majority of the members of the Supervisory Board of Gucci and a majority of the Independent Directors), and certain limitations and restrictions regarding participation in the affairs of the Supervisory Board and Management Board of Gucci and of Gucci itself.

Remedies

      PPR, LVMH and Gucci agreed that irreparable harm would occur in the event that any of the provisions of the Settlement Agreement were breached. Accordingly, in addition to any other available remedies, the parties will be entitled to court-ordered injunctions to prevent breaches of the Settlement Agreement (which may include the right to require PPR to purchase the Shares directly from a party to the Settlement Agreement at the Offer Price pursuant to the terms of the Settlement Agreement if PPR does not commence or consummate the Offer on and subject to the terms of the Settlement Agreement).

Amended and Restated Strategic Investment Agreement

      In connection with the Settlement Agreement, PPR, Gucci and Marothi entered into the Restated SIA to replace the SIA then in force among the parties. If, following the consummation of the Offer, the number of Shares not beneficially owned by PPR is less than 15% of the then-outstanding Shares or 15 million Shares, whichever is greater, then the Restated SIA will terminate, and shareholders will no longer be entitled to the minority shareholder safeguards included in the Restated SIA.

      The Restated SIA provides for the Settlement Agreement, the special cash dividend described above and the Offer. In the event that PPR does not consummate the Offer due to laws or injunctions prohibiting the commencement, making or consummation of the Offer (the absence of which is the only condition to the Offer), then PPR will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Restated SIA.

Continued Listing of Shares

      PPR agreed that until the later of the expiration of the Offer Period and the expiration of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding Shares and (2) 15 million Shares remain outstanding, it will use its best efforts to cause Gucci to maintain the listing of the Shares on the NYSE and Euronext Amsterdam. PPR will not, however, be obligated to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the NYSE and/ or Euronext Amsterdam.

Stock Options

      PPR and Gucci agreed that they will take all necessary and appropriate actions to adopt and implement equitable arrangements for the benefit of the participants in Gucci’s stock option plan,

including an appropriate adjustment to option exercise prices to take account of the transactions contemplated in the Settlement Agreement and fair participation in the Offer.

Gucci’s Supervisory Board Prior to Consummation of the Offer

      The parties to the Restated SIA agreed that until the consummation of the Offer, the Supervisory Board of Gucci would consist of ten members, comprised of five directors nominated by PPR and the remaining members to be independent of any relationship with PPR, one of whom would serve as the Chairman (subject to the prior approval of the Supervisory Board’s strategic and financial committee). There is no casting vote, and the Chairman has no special powers or authority. Under the Restated SIA, PPR may request the reduction of the number of members of Gucci’s Supervisory Board to eight, comprised of at least four Independent Directors and the remaining directors nominated by PPR. Such request was made by PPR in 2002, and the Supervisory Board is currently comprised of eight directors. PPR agreed to vote its Shares in favor of the appointment of the Independent Directors in accordance with the nominations put forward by the Independent Directors.

Gucci’s Supervisory Board Following Consummation of the Offer

      Following the consummation of the Offer and for the duration of the Restated SIA, the maximum size of Gucci’s Supervisory Board will be nine members. The Supervisory Board will be comprised of four Independent Directors and four directors nominated by PPR. The chairman will be nominated by the PPR directors and must be approved by a majority of the Supervisory Board, including at least two Independent Directors. In the event that the chairman so appointed is not a then-existing Independent Director, the Independent Directors will be entitled to appoint a vice chairman of the Supervisory Board. The chairman will be required to consult with the vice chairman from time to time, and in any event, prior to each Supervisory Board meeting with respect to the agenda for such meeting and during Supervisory Board meetings as appropriate.

      The Restated SIA also provides that, following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of Gucci by one member and nominate such additional member following at least 15 days’ notice to the Independent Directors. During the notice period, the chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the Independent Directors. If the decision is taken to expand the Supervisory Board, a shareholder meeting will be noticed promptly and the matter will be submitted to shareholders of Gucci for a vote.

Potential Conflicts of Interest

      For so long as the Restated SIA remains in effect, with respect to a matter raised during a Supervisory Board meeting that gives rise to a potential conflict of interest between Gucci and PPR, any Independent Director may identify such a potential conflict of interest for review by the Independent Directors. The determination of a conflict of interest will be made solely by the Independent Directors acting with the advice of counsel and through a majority vote to be held either during the meeting if the matter has been noticed to the Supervisory Board at least 15 days prior to such meeting or during the period commencing with the Supervisory Board meeting at which the matter is first proposed and concluding as promptly as possible depending upon the urgency of the matter and in any event not more than 15 days thereafter at the next Supervisory Board meeting. If the Independent Directors reasonably conclude that there is a conflict of interest, the PPR directors will abstain from voting on the matter. Any such determination by the Independent Directors will be subject to PPR’s ability to dispute such determination in arbitration under the Restated SIA. If the Independent Directors reasonably conclude that there is no conflict of interest, the PPR directors may vote on the matter.

Quorum and Action of Gucci’s Supervisory Board

      Pursuant to the Restated SIA, a quorum of the Supervisory Board requires at least one Independent Director and one PPR director. Approval of a resolution of the Supervisory Board requires the affirmative vote of a majority of the members of the board. However, unless first approved by the strategic and financial committee, any of the matters listed in the second succeeding paragraph will only be approved by the Supervisory Board pursuant to a supermajority vote supported by at least 75% of the members of the Supervisory Board.

Strategic and Financial Committee

      Pursuant to the Restated SIA, the Supervisory Board’s strategic and financial committee consists of three PPR directors and two Independent Directors. A quorum of the strategic and financial committee requires at least one Independent Director and one PPR director. The Chief Executive Officer of Gucci is to be invited to attend the meetings and participate as a non-voting ex officio member of the strategic and financial committee.

      The following matters must be discussed in and approved by the strategic and financial committee prior to submission to the full Supervisory Board for its approval:

•	Gucci’s strategic plan;

•	any investment in another entity or any strategic acquisition or disposition, the purchase/ sale price of which exceeds $50 million,

•	any change in Gucci’s capital structure or increase or decrease in capital stock,

•	any non-operating capital expenditure,

•	operating capital expenditures of more than $80 million in the aggregate on an annual basis,

•	any debt incurred outside of the ordinary course of business in excess of $50 million,

•	any amendment to Gucci’s Articles of Association,

•	any legal mergers, demergers, spinoffs, dissolutions and applications related to a reorganization, bankruptcy or suspension of payments,

•	any changes to the Supervisory Board rules, and

•	the appointment of the Chairman.

Sales and Transfers of Shares by PPR

      The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any Shares except with the prior consent of a majority of the Independent Directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the Shares by a third party, if that offer has been recommended to Gucci’s shareholders by Gucci’s Supervisory Board. After December 31, 2004, PPR may sell or transfer Shares following due consultation with the Independent Directors.

      In the event of sales or transfers by PPR of Shares following December 31, 2004, the governance arrangements described above are subject to the following modifications:

•	If following a sale or transfer PPR does not own at least 50% of the then-outstanding Shares, then

—	PPR will take all action to cause the Chairman appointed by the directors nominated by PPR to resign and the Independent Directors will be entitled to appoint a new Chairman from among the then-existing Independent Directors (if the Chairman nominated by the PPR directors and serving at the time of the sale or transfer is an Independent Director, then he or she will continue serving as Chairman); and

—	PPR will forfeit its contractual right to expand Gucci’s Supervisory Board by one member and appoint an additional director. If PPR has exercised that right prior to the sale or transfer of Shares, then PPR will take all action to cause one PPR director to resign, and Gucci’s Supervisory Board will be reduced to four directors nominated by PPR and four Independent Directors.

•	If following a sale or transfer of Shares PPR does not own at least 30% of the then-outstanding Shares, then the Supervisory Board will have the option to dissolve the strategic and financial committee or take all actions to procure that the Independent Directors comprise a majority of that committee.

•	As long as PPR owns at least 20% of the then-outstanding Shares, PPR will be entitled to nominate one member of Gucci’s Supervisory Board.

•	As long as PPR owns at least 30% of the then-outstanding Shares, PPR will be entitled to nominate three members of Gucci’s Supervisory Board.

•	As long as PPR owns at least 40% of the then-outstanding Shares, PPR will be entitled to nominate four members of Gucci’s Supervisory Board.

Standstill Period Restrictions

      During a standstill period lasting until the expiration of the Restated SIA, PPR and its affiliates are prohibited from acquiring additional Shares, except in certain circumstances described in the Restated SIA, including a tender offer by PPR for 100% of the Shares (as long as that tender offer is recommended to the shareholders of Gucci by a majority of the Independent Directors) and including if as a result of such acquisition Gucci’s shareholders (other than PPR and its Affiliates) own no less than the greater of:

•	30% of the then-outstanding Shares, and

•	30 million Shares.

However, PPR and its affiliates are prohibited from purchasing Shares during the period beginning four months prior to the commencement of the Offer and ending on the last day of the Offer Period, other than Shares purchased pursuant to the Offer.

Other Commitments of PPR

      The Restated SIA also includes:

•	certain non-competition provisions,

•	assurances of Gucci’s independence,

•	a commitment to support the existing manufacturing operations and employee base,

•	a commitment not to solicit Gucci employees,

•	provisions regarding the appointment of managing directors of Gucci, and

•	provisions requiring PPR or its affiliates to present a competing business to Gucci in accordance with the terms of the Restated SIA before pursuing that business.

Termination of Restated SIA

      The Restated SIA terminates on the earliest of:

•	March 19, 2009,

•	such date on which as a result of the Offer fewer than the greater of

         — 15% of the then-outstanding Shares and

         — 15 million Shares

         are held by shareholders other than PPR and its affiliates,

•	the time prior to March 19, 2009, when PPR consummates a tender offer for 100% of the then-outstanding Shares, if that tender offer is recommended to the shareholders by a majority of the Independent Directors, and

•	the time when the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof (in which case the initial SIA among PPR, Gucci and Marothi will bind the parties).

Remedies

      The parties agreed that irreparable damage would occur in the event that any of the provisions of the Restated SIA were breached. Accordingly, the parties will be entitled to court-ordered injunctions to prevent breaches of the Restated SIA and to enforce specifically the terms and provisions of the Restated SIA (including with respect to the Offer), in addition to the remedy described below and any other available remedies.

      In addition to any other remedies that may be available to Gucci, in the event of a breach by PPR of its obligation to commence and complete the Offer in accordance with the terms set forth in the Restated SIA, a majority of the Independent Directors will have the right

•	to compel PPR to commence and consummate the Offer, or, alternatively,

•	to cause Gucci to distribute a stock dividend with respect to each issued and outstanding Share not beneficially owned by PPR, such that as a result of the stock dividend, PPR’s ownership of Shares will be reduced to 42% of the outstanding Shares.

If the Independent Directors cause Gucci to distribute the stock dividend:

•	the number of Supervisory Board members that PPR is otherwise entitled to nominate will be reduced by one;

•	the composition of the strategic and financial committee will be modified to include three Independent Directors and two directors nominated by PPR; and

•	PPR will be prohibited from acquiring additional Shares unless it does so pursuant to a public offer for all of the outstanding Shares which is recommended to the Public Shareholders by a majority of the Independent Directors.

Incorporation of Provisions in Articles of Association and Supervisory Board Rules

      The Restated SIA provides that the relevant provisions of the Restated SIA will to the extent practicable be incorporated in the Articles of Association and Supervisory Board Rules of Gucci.

Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer

Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board

      On March 29, 2004 the Independent Directors met together with the Management Board of Gucci in an informational meeting, at which Morgan Stanley and UBS each presented its opinion with respect to the Offer Price to be paid by PPR in the Offer. In its presentation, Morgan Stanley reviewed the events leading up to the Offer, Gucci’s corporate governance arrangements, potential risks surrounding Gucci, including management uncertainty, the performance of the Shares since the date of the Restated SIA and research analysts views on Gucci’s valuation. Morgan Stanley described the methodologies which it applied to determine whether the Offer Price was fair to the shareholders of Gucci and presented its opinion that based upon and subject to certain considerations and assumptions, the Offer Price to be received by the Public Shareholders was fair from a financial point of view to such shareholders as a whole. UBS, in its presentation, reviewed its key assumptions, the performance of the Shares since the date of the Restated SIA, and the analyses performed by it in order to determine whether the Offer Price is fair to the Public Shareholders, and presented its opinion that based upon and subject to certain considerations and assumptions, the Offer Price to be received by the Public Shareholders is fair from a financial point of view to such shareholders as a whole. Copies of the Morgan Stanley and UBS presentation materials were filed by PPR with the SEC on April 1, 2004 as exhibits to PPR’s Schedule TO and are available for inspection and copying at Gucci’s principal executive offices.

      The Independent Directors, who are unaffiliated with PPR, are Adrian Béllamy, Reto Domeniconi, Karel Vuursteen and Aureliano Benedetti. On March 29, 2004, following the presentations by Morgan Stanley and UBS, the Independent Directors met separately with all Independent Directors other than Karel Vuursteen in attendance. At that meeting, the Independent Directors:

•	determined that the Offer is fair to the Public Shareholders who are not affiliated with Gucci or PPR, and

•	recommended that Gucci’s Supervisory Board and Management Board resolve to recommend that the Public Shareholders accept the Offer and tender their Shares.

      On March 30, 2004, following the recommendation of the Independent Directors, Gucci’s Supervisory Board and Management Board:

•	determined that the Offer is fair to the Public Shareholders who are not affiliated with Gucci or PPR, and

•	recommend that the Public Shareholders accept the Offer and tender their Shares.

      All members of the Supervisory Board other than Karel Vuursteen and François Jean Henri Pinault were present at the March 30, 2004 Supervisory Board meeting.

      At the March 30, 2004 meeting of the Supervisory Board, each of Morgan Stanley and UBS presented its opinion with respect to the Offer Price to be paid by PPR in the Offer, and the content of such presentations was substantially similar to the presentations made the previous day by Morgan Stanley and UBS to the Independent Directors and Management Board. Patricia Barbizet-Dussart, Patrice Marteau and Serge Weinberg, each members of Gucci’s Supervisory Board, recused themselves from voting on this matter in light of their positions. Ms. Barbizet-Dussart is the Chairman of the Supervisory Board of PPR and Chief Executive Officer of Artémis S.A., the controlling shareholder of PPR (“Artémis”); Mr. Marteau is the Chief Financial Officer of PPR; and Mr. Weinberg is the Chief Executive Officer and Chairman of the Management Board of PPR.

      All of the members of Gucci’s Supervisory Board who are unaffiliated with PPR who were present at the meeting of the Supervisory Board, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

      The Independent Directors and PPR believe that the Offer is procedurally fair to the Public Shareholders who are not affiliated with PPR or Gucci because, among other things:

•	the Independent Directors met separately to consider the Offer and the interests of the Public Shareholders who are not affiliated with Gucci or PPR;

•	the Independent Directors were separately advised by legal counsel;

•	the Independent Directors were separately advised by Morgan Stanley and UBS to assist them in evaluating the fairness of a potential transaction with PPR;

•	the Independent Directors carefully evaluated the Offer and the requirements of the Restated SIA and the Settlement Agreement; and

•	the $85.52 per Shares Offer Price resulted from negotiations among representatives of Gucci, the Independent Directors, PPR and LVMH, as adjusted through a determination of the Independent Directors.

      There will be no vote of Gucci’s shareholders in connection with the Offer, and accordingly the Offer will not be subject to the approval of a majority of the shareholders unaffiliated with PPR or Gucci. The Independent Directors noted that a majority of the outstanding Shares not owned by PPR must be tendered before the Shares may be delisted and the Restated SIA terminated. See “Special Factors — Agreements Relating to the Settlement — Amended and Restated Strategic Investment Agreement.” The Supervisory Board, acting through the Independent Directors, retained Morgan Stanley, Skadden, Arps, Slate, Meagher and Flom LLP and DeBrauw Blackstone Westbroek in 2001 to negotiate the terms of the Offer on behalf of Gucci and its stakeholders, including the shareholders unaffiliated with PPR or Gucci, and engaged Morgan Stanley and UBS in March 2004 to provide opinions as to whether the Offer Price to be paid by PPR is fair from a financial point of view to the shareholders of Gucci unaffiliated with PPR and Gucci. The Offer was approved by a majority of the members of the Supervisory Board who are unaffiliated with PPR or Gucci.

Fairness of the Offer

The Independent Directors

      As described above, the Independent Directors determined that the Offer is fair to the Public Shareholders who are not affiliated with PPR or Gucci and recommended that Gucci’s Supervisory Board and Management Board resolve to recommend that the Public Shareholders accept the Offer and tender their Shares, following which Gucci’s Supervisory Board and Management Board resolved to recommend the Offer.

      In reaching their determination, the Independent Directors considered a number of factors, including the following:

•	Terms and Conditions of the Offer. The Independent Directors considered the general terms and conditions of the Offer, including that (a) tendering shareholders would be able to liquidate their investment in Gucci for cash, (b) the Offer is not subject to any significant conditions, (c) PPR generally may not terminate or extend the Offer, and (d) PPR is obligated to provide a subsequent offering period if, immediately prior to the expiration of the Offer, the Shares not tendered in the Offer and the Shares issuable upon exercise of outstanding Gucci options constitute less than the greater of (1) 15% of the then-outstanding Shares and (2) 15 million Shares.

•	Morgan Stanley and UBS Fairness Opinions. The Independent Directors took into account presentations from Morgan Stanley and UBS to the Independent Directors, and the opinions of Morgan Stanley and UBS, each dated March 29, 2004, to the effect that, based upon and subject to certain considerations and assumptions, the Offer Price to be received by the Public Shareholders in the Offer was fair from a financial point of view to the Public Shareholders as a whole. See “Special Factors — Opinions of Gucci’s Financial Advisors.” A copy of the opinions rendered by Morgan Stanley and UBS, including the assumptions made by Morgan Stanley and UBS in arriving at their respective opinions, are attached to this Offer to Purchase as Annexes A and B, respectively, and are incorporated herein by reference. Shareholders are urged to read these opinions in their entirety. Following receipt of the opinions of each of Morgan Stanley and UBS and following presentations by each of Morgan Stanley and UBS, the Independent Directors concluded that they were in agreement with the analysis performed by each of Morgan Stanley and UBS and that, based upon and subject to the considerations and assumptions contained in the opinions of Morgan Stanley and UBS, the Offer Price to be received by the Public Shareholders that are unaffiliated with PPR and Gucci was fair from a financial point of view to such shareholders as a whole. The Independent Directors were aware that Morgan Stanley was paid a fee of € 1.0 million and that UBS was paid a fee of $1.0 million upon the delivery of their respective written fairness opinions, that Morgan Stanley and UBS may be entitled to certain other fees and expenses and that Morgan Stanley had provided advice to Gucci during the negotiations that culminated in the Settlement Agreement. The payment of fees to Morgan Stanley and UBS upon delivery of their written fairness opinions did not impact the Independent Directors’ decision to rely on the opinions of Morgan Stanley and UBS.

•	Process for Determination of the Offer Price. The Independent Directors took into account the fact that the initial offer price of $101.50 per Share, as set forth in the Settlement Agreement and the Restated SIA, was determined in 2001 through arm’s length negotiations among Gucci, the Independent Directors, PPR and LVMH with reference to the price received by LVMH for Shares sold to PPR under the Settlement Agreement. They also noted that Gucci shareholders had received a special € 13.50 return of capital in 2003.

•	Liquidity of Shares. The Independent Directors considered that the reduction in the number of Shares following the consummation of the Offer could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than PPR. The Independent directors considered that a non-tendering shareholder may in the future hold an illiquid investment with no assurance as to the timing of any opportunity for disposition.

•	Potential Lack of Active Public Trading Market for Shares. The Independent Directors considered that PPR is not obligated to maintain the listing of the Shares after the consummation of the Offer if less than 15% of the outstanding Shares or 15 million Shares, whichever is greater, remain outstanding, and accordingly, there may not be an active public trading market, or possibly any public trading market, for the Shares.

•	Independence. The Independent Directors considered the provisions of the Restated SIA, and in particular the expiration of certain arrangements with respect to the continued independence of Gucci’s management.

•	Control of Gucci Supervisory Board. The Independent Directors also considered that following the consummation of the Offer, PPR would be entitled to expand the size of Gucci’s Supervisory Board by one member and designate a PPR nominee to fill such newly-created board seat, giving PPR nominees a majority of the seats on the Supervisory Board of Gucci.

•	Reduction in Minority Protections. The Independent Directors considered the potential reduction of minority shareholder protections if sufficient Shares tender into the Offer and the Restated SIA terminates in accordance with its terms.

•	Continuity of Management. The Independent Directors considered the expiration of the employment agreements between Gucci and each of Domenico De Sole and Tom Ford, and the uncertainty associated with new management of Gucci’s business.

•	Possible Conflicts of Interest. The Independent Directors also took into account the possible conflicts of interest of certain directors and members of management of both Gucci and PPR discussed below under “Special Factors — Interests of Certain Persons in the Offer.”

      The Independent Directors considered whether the Offer Price constitutes fair value in relation to current market prices, historical market prices and prices paid by PPR and its affiliates for Shares since March 31, 2001. The Independent Directors noted that Shares had recently traded at prices higher than the Offer Price and that in October 2003 affiliates of PPR may have purchased up to 10,000 Shares at prices higher than the Offer Price. The Independent Directors concluded that current market prices, historical market prices and prices paid by PPR and its affiliates for Shares were not relevant factors in their determination because the Offer Price had been agreed in September 2001 in connection with the settlement of litigation with LVMH, and because the purpose of the Restated SIA and the Settlement Agreement was to provide Gucci shareholders with an opportunity for liquidity, at a price substantially similar to that paid to LVMH in 2001, and accordingly, did not include a price adjustment mechanism for increases in the market price of the Shares.

      The Independent Directors did not consider Gucci’s net book value, liquidation value or going-concern value to be relevant to its determination of fairness, because such measures do not adequately reflect the value of the Shares.

The Gucci Supervisory Board and Management Board

      In reaching its determinations referred to above, Gucci’s Supervisory Board and Management Board considered the following factors, each of which, in the view of Gucci’s Supervisory Board and Management Board, supported such determinations:

•	the conclusions and recommendations of the Independent Directors;

•	the factors referred to above as having been taken into account by the Independent Directors, including the receipt by Gucci’s Supervisory Board of the opinions of UBS and Morgan Stanley, respectively, to the effect that, based upon and subject to the assumptions stated therein, the Offer Price to be received by the Public Shareholders in the Offer is fair from a financial point of view to the Public Shareholders as a whole and the analysis presented by UBS and Morgan Stanley to the Independent Directors and Gucci’s Supervisory Board. Each of the Management Board and the Supervisory Board concluded that it was in agreement with the analysis performed by, and the determinations made by, the Independent Directors; and

•	the fact that the Offer Price and the terms and conditions of the Offer were the result of arm’s-length negotiations in 2001 among representatives of Gucci, the Independent Directors, PPR and LVMH, and their respective advisors.

      The members of Gucci’s Supervisory Board and Management Board, including the Independent Directors, evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Gucci, and based upon the advice of financial and legal advisors.

      Gucci’s Supervisory Board and Management Board, including the Independent Directors, believe that the Offer is procedurally fair because, among other things:

•	the Independent Directors met separately to consider the Offer and the interests of the Public Shareholders who are not affiliated with PPR or Gucci;

•	the Independent Directors were separately advised by legal counsel;

•	the Independent Directors were separately advised by Morgan Stanley and UBS, to assist them in evaluating the fairness of a potential transaction with PPR;

•	the Independent Directors carefully evaluated the Offer and the requirements of the Restated SIA and the Settlement Agreement; and

•	the $85.52 per Share Offer Price resulted from arm’s-length bargaining in 2001 among representatives of Gucci, the Independent Directors, PPR and LVMH, as adjusted through a determination of the Independent Directors.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer, neither Gucci’s Supervisory Board (including the Independent Directors) nor Gucci’s Management Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

      The foregoing discussion of the information and factors considered by the Independent Directors and Gucci’s Supervisory Board and Management Board is not intended to be exhaustive but is believed to include all material factors considered by the Independent Directors and Gucci’s Supervisory Board.

      Following the recommendation of the Independent Directors, Gucci’s Supervisory Board and Management Board:

•	determined that the Offer is fair to the Public Shareholders who are not affiliated with PPR or Gucci, and

•	recommend that the Public Shareholders accept the Offer and tender their Shares.

      As described above, in light of their positions, Ms. Barbizet-Dussart and Messrs. Marteau and Weinberg recused themselves from voting on the matter. All of the members of Gucci’s Supervisory Board who are unaffiliated with PPR that were present at the meeting, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

Shareholders’ Meeting

      On April 21, 2004, Gucci held an extraordinary general meeting of shareholders for the purpose of discussing the Offer. At that shareholders’ meeting, the Independent Directors, representatives of PPR and representatives of Gucci’s management made a presentation on the terms of, and answer any questions regarding, the Offer. Gucci’s shareholders will not vote or take any action at the meeting.

Opinions of Gucci’s Financial Advisors

Opinion of Morgan Stanley

      Under an engagement letter, dated March 24, 2004, Gucci, at the instruction of the Independent Directors, has asked Morgan Stanley to provide its opinion to Gucci’s Supervisory Board and Management Board as to whether the Offer Price to be offered by PPR to the Public Shareholders of Gucci, pursuant to the terms of the Offer, was fair from a financial point of view to such Public Shareholders as a whole as of March 29, 2004. The Independent Directors selected Morgan Stanley to act as financial advisor to Gucci’s Supervisory Board and Management Board based on Morgan Stanley’s qualifications, expertise and reputation.

      At the meeting of the Independent Directors and Gucci’s Management Board on March 29, 2004, and at the meeting of Gucci’s Supervisory Board on March 30, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing in an opinion letter dated March 29, 2004, to the effect that, as of March 29, 2004, and subject to and based upon the assumptions and other considerations set forth in its opinion, the Offer Price to be received by the Public Shareholders pursuant to the terms of the Offer, was fair from a financial point of view to such Public Shareholders as a whole.

      The full text of the written opinion of Morgan Stanley, dated April 22, 2004, and reflecting its conclusion regarding the fairness, as of March 29, 2004, of the Offer Price from a financial point of view to the Public Shareholders as a whole, is attached as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley urges you to read the entire opinion carefully. No limitations were imposed by the Supervisory Board or the Management Board upon Morgan Stanley with respect to the investigations made or procedures followed by it in rendering its opinion. Morgan Stanley provides in its opinion that it did not have access to the new management and creative team that has replaced or will replace Outgoing Management. Morgan Stanley’s opinion is directed to Gucci’s Management Board and Supervisory Board and addresses only the fairness from a financial point of view of the Offer Price to be received by the Public Shareholders as a whole pursuant to the terms of the Offer, as of March 29, 2004. It does not address any other aspects of the Offer and does not constitute a recommendation to any Public Shareholder as to whether such holder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

      In connection with rendering its opinion, Morgan Stanley, among other things:

(a) reviewed the Settlement Agreement and the Restated SIA (the “Agreements”);

(b) reviewed the Offer to Purchase prepared by PPR in connection with the Offer, substantially in the form of the draft Schedule TO dated March 25, 2004, (the “Offer Document”) and Morgan Stanley notes that PPR may seek to delist the Shares depending on the outcome of the Offer, and has no intention to seek an exemption from the AFM under Dutch law to launch a second offer or otherwise acquire the Shares on more favorable terms than the Offer (except through regular stock exchange purchases and certain limited permitted exemptions);

(c) reviewed certain publicly available financial statements and other business and financial information of Gucci;

(d) reviewed draft unaudited accounts prepared in accordance with International Accounting Standards for Gucci for the year ended January 31, 2004 provided to us by the Outgoing Management (as defined below);

(e) reviewed certain internal financial statements and other financial and operating data concerning Gucci on a stand-alone basis prepared by the Outgoing Management;

(f) reviewed certain financial projections for Gucci on a stand-alone basis prepared by the Outgoing Management;

(g) reviewed and discussed Gucci’s business and financial results and the prospects for Gucci’s business with the senior management, including the Outgoing Management;

(h) discussed the prospects for Gucci’s business with the management of PPR;

(i) discussed the prospects for Gucci’s business with the Chairman of the Supervisory Board of Gucci;

(j) reviewed the reported trading prices and trading activities for the Shares;

(k) reviewed certain equity research reports prepared by a number of investment banks relating to Gucci and the Shares;

(l) compared the financial performance and trading statistics of Gucci with that of certain other comparable publicly-traded companies and their securities;

(m) reviewed the financial terms, to the extent publicly available, of certain recent comparable transactions deemed relevant for this analysis;

(n) performed a discounted cash flow analysis taking into account the most recent business plans of Gucci prepared by the Outgoing Management;

(o) considered the consequences of any outstanding Shares becoming less liquid if the Offer is successful; and

(p) reviewed such other information, performed such other analyses and considered such other factors as Morgan Stanley has deemed necessary or appropriate.

      Morgan Stanley has been advised by Gucci that the current Chief Executive Officer, Creative Director and Chief Financial Officer (together, the “Outgoing Management”) have each communicated their intention to terminate their employment with Gucci on or about May 1, 2004. Morgan Stanley has considered the potential consequences of such terminations, including the resultant uncertainty for Gucci’s business.

      Morgan Stanley has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley as of March 29, 2004 for the purposes of its opinion. Morgan Stanley has also relied upon Gucci’s senior management’s assessment of the current business plan of Gucci as of March 29, 2004. Morgan Stanley has not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of Gucci and does not assume any liability in respect thereof.

      With respect to internal financial statements, the financial projections and other financial data, Morgan Stanley has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gucci as of March 29, 2004. With respect to draft unaudited accounts prepared in accordance with International Accounting Standards for the year ended January 31, 2004, Morgan Stanley has assumed that such unaudited accounts reflect the results that will ultimately be reported in Gucci’s audited financial statements for such period. Morgan Stanley has not had access to the new management and creative team that has replaced or will replace the Outgoing Management of Gucci. The business plan prepared by the Outgoing Management is the only set of projections which was made available to Morgan Stanley by Gucci, and Morgan Stanley was advised by Gucci and PPR that no other set of forecasts for Gucci had been prepared and was available as of March 29, 2004. Therefore, Morgan Stanley has necessarily relied upon the business plan prepared by the Outgoing Management when conducting its valuation analysis of Gucci.

      Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Gucci. The valuation of securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond Morgan Stanley’s control. In connection with legal and tax matters relating to the Offer, Morgan Stanley has relied upon the information provided by and judgments made by Gucci and PPR and their respective legal and tax advisors.

      Morgan Stanley has assumed that the Offer will be made and consummated on the terms set forth in the draft Offer Document. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of March 29, 2004. Morgan Stanley has assumed that in connection with the receipt of all necessary regulatory approvals for the Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction. Morgan Stanley has not been authorized to and has not solicited any interest from any third party with respect to a transaction involving the sale or purchase of all or part of the Shares. Morgan Stanley assumes no obligation to update its opinion at any future date.

      Morgan Stanley’s opinion does not address the merits of the underlying rationale for the Offer, and, in addition, Morgan Stanley expresses no opinion or recommendation to any Public Shareholder of Gucci as to whether such Public Shareholder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. Furthermore, if not all of the Shares are acquired by PPR in the Offer, its opinion should not be taken as addressing in any manner the prices at which the Shares will trade following commencement or completion of the Offer.

      The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated April 22, 2004. Morgan Stanley has not updated, nor has it been requested to update, any of its analyses to reflect the passage of time since March 29, 2004. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Range

      Morgan Stanley reviewed the range of closing prices of the Shares of Gucci on Euronext Amsterdam and the NYSE for different time periods, ended March 26, 2004. Morgan Stanley observed the following:

	Price Per Share

	Euronext
	Amsterdam		NYSE

Period Ended March 26, 2004	Low	High	Low	High

Last 30 Days	€68.65	€70.80	$85.43	$85.70
Last Six Months	€66.65	€75.20	$84.05	$86.48
Last Twelve Months	€66.65	€92.05	$84.05	$99.74

Source: Factset

     Note that the above trading ranges may not be considered indicative of the stand-alone trading value of Gucci due to the existence of PPR’s obligation to make an offer to the Public Shareholders at $85.52 per Share as described above. Accordingly, Morgan Stanley used the historical trading range as a point of reference only and used as a valuation methodology. The trading range for the past 12 months includes a period before the distribution by Gucci of a return of capital of $15.78 or € 13.50 per share to its shareholders on October 2, 2003 (with an ex-dividend date of September 26, 2003).

Comparable Company Analysis

      Morgan Stanley compared financial information of Gucci with publicly available information for selected publicly traded luxury companies which in its judgment are comparable to the business or businesses of Gucci: (the “Comparable Companies”). The following table shows the Comparable Companies selected:

Bulgari S.p.A Burberry Group PLC Hermès International Coach Inc.	LVMH Moët Hennessy-Louis Vuitton Tiffany & Co. Compagnie Financière Richemont AG

      Morgan Stanley calculated the multiples of aggregate value (“AV”, defined as market capitalization, plus net financial debt, plus minority interests and adjusted as appropriate to exclude associate investments) of the Comparable Companies to estimated 2004 and 2005 earnings before interest, tax, depreciation and amortization (“EBITDA”) and earnings before interest, tax and amortization (“EBITA”), and the multiples of equity value of these companies to estimated 2004 and 2005 earnings, pre-goodwill amortization and exceptional items (“P/ E”), based on equity research estimates, financial information publicly available and the closing share prices as at March 26, 2004. The high, low, average and median of the multiples are shown in the table below:

Trading Multiple	Low	High	Average	Median

2004E AV/ EBITDA	9.5	15.7	13.0	12.6
2005E AV/ EBITDA	8.4	13.8	11.1	11.0
2004E AV/ EBITA	11.0	22.0	16.0	15.2
2005E AV/ EBITA	9.8	17.2	13.8	13.7
2004E P/ E	16.9	31.1	23.2	23.9
2005E P/ E	15.2	28.1	20.2	19.5

      No company utilized in the comparable company analysis is identical to Gucci. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Gucci, such as the impact of competition on the businesses of Gucci and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Gucci or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

      In conducting its analysis, Morgan Stanley applied the most relevant financial multiples of the Comparable Companies to the Gucci financial projections, as provided by Gucci, for EBITDA, EBITA and earnings (pre-goodwill amortization and exceptional items) for fiscal years 2004 and 2005. To promote comparability of the Comparable Companies, all companies’ financial information, including that of Gucci, was calendarized, as the case may be, to reflect a year end of December 31.

      Morgan Stanley estimated the implied value per Share based on the comparable company analysis as of March 26, 2004 at $64-$71.

      Morgan Stanley considered the announcement by the Outgoing Management of its departure from Gucci and the uncertainty associated with the appointment of new management for Gucci’s business. After such announcement, some research analysts have revised downward their views on the intrinsic value of Gucci to reflect this uncertainty. Morgan Stanley noted that the downward revisions to value ranged between 7% and 28%.

      Morgan Stanley has retained a discount of 5% to 10% (at the low end of research analyst downward revisions to value) and applied it to the valuation range derived from the comparable company analysis to estimate an implied value per Share reflecting the uncertainty faced by Gucci going forward. The resulting estimated range of value per Share as of March 26, 2004 is $58-$68.

Precedent Transaction Analysis

      Precedent transaction analysis compares the price paid in precedent transactions to the market price of the target company prior to the launch of an offer. Morgan Stanley reviewed 54 transactions which Morgan Stanley deemed reasonably comparable to the Offer. Pursuant to the terms of the Agreements, irrespective of the outcome of the Offer, following completion of the Offer, PPR would be entitled to obtain a majority of the seats on the Supervisory Board of Gucci. As such, Morgan Stanley reviewed transactions where a controlling shareholder (holding less than 90% of the outstanding shares) of a listed company sought to purchase the remaining shares it did not already own in this company. The transactions that Morgan Stanley reviewed included 34 transactions in Europe and 18 transactions in the United States that have occurred since 1998, in which the consideration offered was cash and the transaction size was larger than €200 million or $200 million. In this set of comparable transactions, the median and average premia built into the offer price over the target’s share price 30 days before announcement of the transaction were 22% and 25%, respectively.

      Morgan Stanley estimated the implied value per Share based on the precedent transaction analysis and the per Share value range derived from the comparable company trading analysis before considering the impact of uncertainty, as of March 26, 2004, at $74 – $92.

      Morgan Stanley estimated the implied value per Share based on the precedent transaction analysis and the per Share value range derived from the comparable company trading analysis reflecting the uncertainty faced by Gucci going forward as of March 26, 2004, at $66 – $88.

      No company or transaction utilized in the comparable transactions analysis is identical to Gucci or the Offer, respectively.

Discounted Cash Flow Analysis

      A discounted cash flow analysis values a business based on calculating the present value of a stream of projected cash flows of such business over a forecast period and the present value of a stream of cash flows in perpetuity thereafter. Since this valuation methodology assumes entitlement to all of the cash flows of the business, it is generally considered an appropriate method for determining the value of the business as a whole to the totality of its owners, and also for a purchaser acquiring the entire business including access to and control of all of its cash flows.

      Morgan Stanley used the following sources of data to perform a discounted cash flow analysis over a period, including the fiscal years 2004 through 2013:

•	financial projections prepared by the Outgoing Management for fiscal years 2004, 2005 and 2006;

•	projections provided by the Outgoing Management for all brands, excluding the Gucci brand, for the periods ending up to January 31, 2014;

•	discussions with senior management including the Outgoing Management and the management of PPR to establish a reasonable set of financial projections for the Gucci brand; and

•	discussions with senior management, including the Outgoing Management and PPR of the consolidated set of projections for the 10-year period for fiscal years 2004 through 2013.

      Morgan Stanley discounted forecasted unlevered free cash flows from March 26, 2004, through January 31, 2014 applying discount rates of 8.6% to 9.6% reflecting the weighted average cost of capital of Gucci as estimated by Morgan Stanley. This weighted average cost of capital was calculated based on the average unlevered beta of the Comparable Companies of 1.3, a market risk premium of 4.0%, a risk free rate of 3.9% and a debt-free capital structure. A perpetual growth rate of 2.0% to 3.0% was applied to the final year of unlevered free cash flow.

      Morgan Stanley estimated the implied value per Share derived from the discounted cash flow analysis as of March 26, 2004 based on the financial projections prepared by the Outgoing Management and the projections prepared by Morgan Stanley for the Gucci brand after discussions with the Outgoing Management and PPR at $73 – $95. This valuation range was obtained using the discount rate of 8.6% to 9.6% and the perpetual growth rate range of 2.0% to 3.0% and does not consider the increased uncertainty and other potential effects created at Gucci by the departure of the Outgoing Management.

      Morgan Stanley performed a sensitivity analysis to estimate the potential impact of a disruption impacting the financial performance of the Gucci brand following the departure of the Outgoing Management. Morgan Stanley estimated the impact of reduced sales growth and EBITA margin projections for the Gucci divisions in 2005 and 2006, relative to the financial projections provided by the Outgoing Management. This analysis was included for illustrative purposes, is necessarily a matter of judgment, and therefore provides limited guidance. Morgan Stanley estimated the implied value per share based on the financial projections prepared by Morgan Stanley and reflecting a possible disruption in the business of Gucci at $62 – $80.

      Morgan Stanley made certain adjustments to calculate the equity value ranges determined using the methodologies described above, such as adding in the value of cash and subtracting the value of net interest bearing debt and minority interests as reported in the draft unaudited accounts of Gucci for the fiscal year ended January 31, 2004 to derive a range of total equity values of the Company. The equity value per Share ranges are then determined by dividing the total equity value ranges by the Company’s fully diluted shares outstanding.

      In connection with the review of the Offer by Gucci’s Management Board and Supervisory Board, Morgan Stanley performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Gucci. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are based on factors beyond the control of Gucci. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

      Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, as of March 29, 2004 from a financial point of view, of the consideration to be received by the Public Shareholders as a whole pursuant to the Offer and in connection with the delivery of its written opinion dated April 22, 2004 to Gucci’s Management Board and Supervisory Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade. Morgan Stanley did not recommend any specific consideration to Gucci’s Management Board and Supervisory Board or that any given consideration constituted the appropriate consideration for the Offer.

      In addition, as described elsewhere in this Statement, Morgan Stanley’s opinion and its presentation to Gucci’s Management Board and Supervisory Board was one of many factors taken into consideration by Gucci’s Management Board and Supervisory Board in reaching their recommendation with regard to the Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of Gucci’s Supervisory Board and Management Board.

      Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Gucci or PPR. In the past, Morgan Stanley and/or its affiliates have provided financial advisory and financing services for Gucci and PPR and have received fees from each of them respectively for the rendering of those services. Morgan Stanley and its affiliates maintain banking and other business relationships with PPR and its affiliates, for which they receive customary fees. In the past two years, Gucci paid Morgan Stanley approximately $6.8 million in fees in respect of financial advisory and financing services, including services to Gucci in connection with the Settlement Agreement and the Restated SIA; all such services having been provided to Gucci in 2000 and 2001. Morgan Stanley and/or its affiliates may also, from time to time, engage in transactions and perform services for Gucci and/or PPR in the ordinary course of their business.

      Pursuant to a letter agreement, dated March 24, 2004, between Gucci and Morgan Stanley, Gucci engaged Morgan Stanley at the instruction of the independent directors of the Supervisory Board of Gucci to carry out such work as Morgan Stanley deemed necessary to enable it to give advice to the Management Board and the Supervisory Board of Gucci in connection with evaluating whether the Offer Price to be received by the Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole, including by providing its written opinion as to whether the Offer Price to be received by the Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole. Pursuant to its engagement, Morgan Stanley was paid a fee of € 1 million on March 29, 2004 in connection with the delivery of its written fairness opinion. If Morgan Stanley’s role is expanded beyond issuing a written fairness opinion, the engagement provides that separate fee arrangements will be agreed between Gucci and Morgan Stanley in respect thereof. Gucci has also agreed to reimburse Morgan Stanley for its expenses as incurred in connection with its engagement, including any fees and disbursements of Morgan Stanley’s legal and other professional advisors. In addition, Gucci has agreed to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses arising out of Morgan Stanley’s engagement.

Opinion of UBS

      Under an engagement letter, dated March 23, 2004, Gucci, at the instruction of the Independent Directors, has asked UBS to provide its opinion to Gucci’s Supervisory Board and Management Board as to whether the Offer Price to be offered by PPR to the Public Shareholders of Gucci, pursuant to the terms of the Offer, is fair from a financial point of view to the Public Shareholders as a whole. Gucci, at the instruction of the Independent Directors, selected UBS to act as financial advisor to Gucci’s Supervisory Board and Management Board based on UBS’s qualifications, expertise and reputation. The Independent Directors also believed that it was prudent to appoint, in addition to Morgan Stanley, a second financial advisor that had not been involved in the negotiation or structuring of the Offer.

      At the meeting of the Independent Directors and Management Board on March 29, 2004, and at the meeting of the full Supervisory Board on March 30, 2004, UBS delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 29, 2004, and subject to and based on the assumptions and other considerations and limitations set forth in the opinion, the Offer Price to be received by the Public Shareholders pursuant to the terms of the Offer is fair from a financial point of view to the Public Shareholders as a whole.

      The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’s opinion is attached as Annex B. UBS’s opinion is directed only to the fairness, from a financial point of view, of the Offer Price per Share as of the date of the opinion and does not address any other aspects of the Offer. No limitations were imposed by the Supervisory Board or the Management Board upon UBS with respect to the investigations made or procedures followed by it in rendering its opinion. The opinion does not constitute a recommendation to any Public Shareholder as to whether such holder should tender its Shares in the Offer. You are encouraged to read the opinion carefully in its entirety. The summary of UBS’s opinion below is qualified in its entirety by reference to the full text of UBS’s opinion.

      In arriving at UBS’s opinion, UBS has, among other things:

(a) reviewed the Restated SIA and the draft dated March 25, 2004 of the Offer to Purchase;

(b) reviewed certain publicly available business and historical financial information relating to Gucci;

(c) reviewed certain internal financial information and other data relating to the stand-alone business and financial prospects of Gucci, including estimates and financial forecasts prepared by management of Gucci, which were provided to UBS by Gucci and are not publicly available;

(d) reviewed current and historical market prices of the shares of Gucci;

(e) reviewed certain publicly available financial and stock market data with respect to certain companies that UBS deemed comparable to Gucci;

(f) compared the financial terms of the Offer with the publicly available terms of certain other transactions that UBS deemed relevant for its analysis;

(g) participated in certain discussions with members of senior management of Gucci and PPR; and

(h) conducted such other financial studies, analysis and investigations and considered such other information as UBS deemed necessary or appropriate for the purposes of its opinion.

      In connection with its review, with Gucci’s consent, UBS has not assumed any responsibility for independent verification of any of the information reviewed by UBS for the purpose of its opinion and has, with Gucci’s consent, relied on such information being complete and accurate in all material respects. In addition, at Gucci’s direction, UBS has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Gucci, nor has UBS been furnished with any such evaluation or appraisal. With respect to draft unaudited financial statements covering periods ending prior to and dates prior to the date of this opinion, we have assumed that such unaudited statements reflect the results that will ultimately be reported in Gucci’s audited financial statements for such periods and dates. With respect to the internal financial forecasts and estimates referred to above, UBS has assumed, at Gucci’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the Supervisory and Management Boards and management of Gucci as to the future performance of Gucci. In addition, UBS has assumed with Gucci’s approval that the future financial results referred to above will be achieved at the times and in the amounts projected by the management of Gucci. However, UBS notes that estimates of future performance are not necessarily indicative of future results, which may differ materially. UBS has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer have been received, and that no restrictions have been imposed that would have a material adverse effect on Gucci or the Offer. UBS’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of, the date of its opinion.

      The analysis performed by UBS relates to Gucci as of March 29, 2004, and, therefore, the analysis does not take into account any changes in circumstances relating to Gucci that may occur after the date of the opinion.

      In performing its valuation analysis, UBS used methodologies it deemed necessary or appropriate for the purposes of its opinion. The following is a summary of the material analyses used by UBS but is not a complete description of the analyses or data considered by UBS. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. UBS believes that its valuation analysis and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular form, without considering the full analysis as a whole, would create an incomplete or misleading view of the processes underlying the analysis and rendering of the opinion. In arriving at its opinion, UBS considered the results of each element of the analysis as a whole. No single factor or analysis was determinative of UBS’s fairness determination, nor were any relative weightings assigned to the various analyses undertaken. Rather, the totality of the factors considered and each element of the analyses performed operated collectively to support its determination.

      The financial analyses summarized below include information presented in tabular format. In order to understand fully UBS’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, could create a misleading or incomplete view of UBS’s financial analyses.

Comparative Share Price Performance

      As part of its analysis, UBS reviewed the historic share price performance of Gucci in the period since September 9, 2001 and compared this performance with that of selected publicly traded luxury goods companies that UBS deemed comparable to Gucci. The group of publicly traded luxury goods companies included the following (together, the “Comparable Company Universe”):

•	Bulgari S.p.A.;

•	Coach Inc.;

•	Compagnie Financière Richemont AG;

•	Hermès International;

•	LVMH Moët Hennessy - Louis Vuitton;

•	Tiffany & Co.; and

•	Tod’s S.p.A.

      UBS observed that over the period September 9, 2001 to March 26, 2004, the closing market prices performed as set forth below:

		Share price at	Share price at	Change
Company	Currency	close 7-Sep-01	close 26-Mar-04	(%)

Gucci (NYSE)	EUR	85.00	85.45	0.5
Gucci (Euronext)	EUR	92.00	69.30	(23.4)
Bulgari	EUR	11.77	6.80	(42.2)
Coach	USD	8.54	41.55	386.5
Hermès	EUR	154.50	161.10	4.3
LVMH	EUR	49.15	57.85	17.7
Richemont	CHF	37.30	31.70	(15.0)
Tiffany	USD	27.75	38.43	38.5
Tod’s	EUR	48.35	27.62	(42.9)

SOURCE: Datastream

NOTE: Gucci share prices are unadjusted for the return of capital in October 2003

Historical Public Market Trading Value

      UBS performed an analysis of the trading volume of Gucci’s common shares traded on Euronext Amsterdam and the NYSE from the time that the Settlement Agreement and the Restated SIA were announced, as set out below:

Euronext Amsterdam as at March 26, 2004

	9-Sep-01 to 2-Oct-03	2-Oct-03 to 26-Mar-04

VWAP (US$)	89.72	85.39

SOURCE:	Datastream

NOTE:	Share price converted to US$ at the prevailing exchange rate on the close of each trading day

NOTE:	Not adjusted for the return of capital in October 2003

New York Stock Exchange as at March 26, 2004

	9-Sep-01 to 2-Oct-03	2-Oct-03 to 26-Mar-04

VWAP (US$)	90.20	85.50

SOURCE:	Datastream

     UBS observed the proportion of Gucci’s common shares trading above the Offer Price (adjusted where appropriate for the return of capital of € 13.50 per share returned on October 2, 2003) over selected periods, as set out in the table below:

(%)	9-Sep-01 to 2-Oct-03	2-Oct-03 to 26-Mar-04

Euronext	0.0	46.8
NYSE	0.0	49.3

SOURCE:	Datastream

Comparable Company Analysis

      A comparable company analysis compares the trading multiples of a company with the trading multiples of companies deemed to be comparable with such company for valuation purposes as a publicly quoted investment.

      The valuation is determined by reference to the comparable companies’ trading multiples, while taking into consideration the differences between the subject company and the comparable companies. UBS performed a comparable company analysis to compare the valuation of Gucci implied by the Offer to the valuations of luxury goods companies UBS deemed to be comparable with Gucci.

      The luxury goods companies considered by UBS to be comparable to Gucci for valuation purposes were included in the Comparable Companies Universe. Based on (i) the closing prices of each comparable company’s shares on March 26, 2004, (ii) publicly available historical financial results of each comparable company and (iii) the financial forecasts for each comparable company contained in published brokers’ reports available as at March 26, 2004 selected by UBS, UBS calculated for each comparable company:

•	each company’s enterprise value (i.e., fully diluted market capitalization based on the Treasury method, plus net financial debt, plus the market value, if available, or book value of minority interests, and adjusted as appropriate to exclude associate investments) as a multiple of its:

—	sales for the financial years 2004/2005 (1-year forward) and 2005/2006 (2-years forward);

—	EBITDA (earnings before interest, tax, depreciation and amortization) for the financial year 2004/2005 (1-year forward) and 2005/2006 (2-years forward);

—	EBITA (earnings before interest, tax and amortization) for the financial year 2004/2005 (1-year forward) and 2005/2006 (2-years forward); and

•	each company’s market equity value as a multiple of its earnings pre-amortization and exceptional items (commonly referred to as a company’s price/ earnings, or P/ E, ratio) for the financial year 2004/2005 (1-year forward) and 2005/2006 (2-years forward).

      To promote comparability with Gucci, the financial data for the Comparable Companies Universe was adjusted as appropriate to reflect a January 31 financial year-end. UBS made such adjustments to the financial information as UBS deemed appropriate subject to the information being publicly available to facilitate the adjustments.

	2005E EV/
				2005E
	Sales	EBITDA	EBITA	P/E
	(x)	(x)	(x)	(x)

High	5.32	15.5	19.8	37.9

Low	2.00	9.1	10.4	14.9

Mean	3.08	12.8	15.5	24.5

Median	2.59	12.8	15.7	22.5

	2006E EV/
				2006E
	Sales	EBITDA	EBITA	P/E
	(x)	(x)	(x)	(x)

High	3.82	13.0	14.8	28.0

Low	1.80	7.5	8.6	12.6

Mean	2.49	10.7	13.0	20.4

Median	2.34	11.1	13.8	19.5

NOTE:	2005 represents the year ended January 31, 2005; 2006 represents the year ended January 31, 2006

      UBS noted that the multiples implied in the Offer represented an EV/ EBITDA multiple of 15.0x and 12.7x for 2005 and 2006, respectively, and an EV/ EBITA multiple of 21.4x and 17.1x for 2005 and 2006, respectively. Gucci’s low effective tax rate relative to the Comparable Company Universe reduces the comparability and usefulness of P/ E based analysis.

      None of the companies used in the comparable company analysis is identical to Gucci. In evaluating the results of the comparable companies analysis, UBS made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Gucci, such as the impact of competition on Gucci and the luxury goods industry generally, the growth of the luxury goods industry generally, the absence of any material adverse change affecting Gucci or the luxury goods industry generally and the condition of the financial markets generally. These considerations are necessary because mathematical analysis is not in itself a meaningful method of using comparable company data.

Comparable Transaction Analysis

      A comparable transaction analysis compares the implied transaction multiples of a transaction with the implied transaction multiples of transactions deemed comparable to such transaction. The implied transaction multiples of such comparable transactions are calculated based on publicly available information on purchase prices and historical financial data. The purchase price in many of these transactions, however, is based on, among other things, financial information that is not disclosed or otherwise publicly available. Thus, comparable transaction analysis will not result in precise comparability with the transaction in question.

      UBS reviewed several transactions which occurred prior to March 29, 2004 involving companies that UBS deemed reasonably comparable to Gucci. UBS performed a comparable transaction analysis to compare the valuation of Gucci in the Offer to the valuations of transactions involving companies deemed to be comparable with Gucci. The transactions, with their corresponding announcement dates, reviewed included:

Ebel/Movado (December 2003)	Calvin Klein/Apax-van Heusden (December 2002)
Fendi/LVMH (July 2002)	Gianfranco Ferre/IT Holding (March 2002)
Valentino/Marzotto (March 2002)	Fendi/LVMH (November 2001)
Gucci/PPR (September 2001)	Bottega Veneta/Gucci (February 2001)
Donna Karan/LVMH (December 2000)	Les Manufactures Horlogeres/Richemont (July 2000)
Boucheron/Gucci (May 2000)	Zenith/LVMH (November 1999)
Sergio Rossi/Gucci (November 1999)	YSL/Gucci (November 1999)
Ebel/LVMH (October 1999)	Chaumet/LVMH (October 1999)
Fendi/LVMH/Prada (October 1999)	Church & Co/Prada (September 1999)
Breguet/Swatch (September 1999)	Tag Heuer/LVMH (September 1999)
Bally/Texas Pacific (August 1999)	Jil Sander/Prada (August 1999)
Van Cleef & Arpels/Richemont (May 1999)	Gucci/PPR (March 1999)
Gucci/LVMH (January 1999)	Vendome/Richemont (November 1997)

For each selected transaction, when available data permitted, UBS calculated:

•	the target company’s equity value (implied by the purchase price in such selected transaction) as a multiple of its net income for the most recent financial year prior to the announcement date of such selected transaction; and

•	the target company’s enterprise value (implied by the purchase price in such selected transaction), as a multiple of its sales, EBIT (earnings before interest and tax) and EBITDA (earnings before interest, tax, depreciation and amortization) for the most recent financial year prior to the announcement date of such selected transaction.

      In each case, all multiples calculated by UBS were based on publicly available information at the time of announcement of the selected transaction. This analysis indicated the following multiples for the comparable transactions:

	Historic year EV/

	Sales	EBITDA	EBIT
	(x)	(x)	(x)

High	8.0	181.4	44.3
Low	0.1	6.8	12.7
Mean	2.6	31.2	22.6
Median	2.1	15.0	18.5

      UBS noted that the multiples implied in the Offer represented a historic (year ended January 31, 2004) EV/ Sales multiple of 2.80x and a historic EV/ EBITDA multiple of 19.1x. Gucci’s low effective tax rate relative to the companies included in the comparable transactions analysis reduces the comparability and usefulness of P/ E based analysis.

      UBS observed that a number of the transactions either occurred a number of years ago and/or during a time of consolidation in the luxury goods sector and/or during a period of relatively high share prices and/or involved the acquisition of 100% of the target company. None of the transactions involved companies going private through the purchase of the remaining public ownership interest by a controlling shareholder. As a result, UBS noted that the comparable transactions were of limited significance.

Discounted Cash Flow Analysis

      A discounted cash flow analysis values a business based on calculating the present value (using an assumed discount rate) of a stream of projected annualized cash flows of such business over a forecast period and the present value of a stream of annualized cash flows of such business in perpetuity thereafter. Since the valuation methodology assumes entitlement to all of the cash flows of the business in question, it is generally considered an appropriate method for determining the value of the business as a whole to the totality of its owners and also for a purchaser acquiring the entire business including access to and control of all of its cash flows. The analysis performed by UBS did not include potential synergies which may accrue to individual purchasers.

      UBS performed a discounted cash flow analysis to compare the valuation of Gucci in the Offer to the valuation implied by this analysis. UBS used the following assumptions and the following sources of data in the discounted cash flow analysis:

•	management furnished financial projections for Gucci for the years ending January 31, 2005, 2006 and 2007;

•	financial projections for the brands acquired by Gucci prepared for the purpose of asset impairment tests, which detailed projections for 5-10 years depending on the brand;

•	no data beyond January 31, 2007 was available for the Gucci division. Projections for Gucci division beyond that date were prepared by UBS and discussed with the management of Gucci.

      UBS calculated the present value of estimated projected and terminal year cash flows of Gucci applying discount rates of 9.8-10.8% and carried out sensitivity analysis, as UBS deemed appropriate. This sensitivity analysis was considered by UBS in forming its opinion but not quantified in the valuation ranges. The discount rate represents the calculated weighted average cost of capital of Gucci as estimated by UBS. The calculation was based on average unlevered betas (betas had the subject company been debt free) of the Comparable Companies Universe of 1.05 and 1.15, a market risk premium of 5.4-5.8%, a risk free rate of 3.9% and a debt-free capital structure, in line with industry peers. As the management projections supplied were for a limited number of years, the discounted cash flow analysis was necessarily subject to limitations.

      UBS derived the value of Gucci beyond the ten-year projection period assuming a perpetual growth rate range of 2.5 to 3.5%. This terminal value represented between 49% and 57% of the calculated enterprise value for Gucci.

      Based on the discounted cash flow analysis, UBS calculated a range of equity values of US$73 to US$90 per share of Gucci. UBS noted that these values were relevant to transactions involving the acquisition of, access to, and control of, all the cash flows.

Other Factors Considered

      In forming its opinion, UBS considered a number of other factors which were not quantified. These factors included, but were not limited to, the impact of management and creative team changes at Gucci, the impact of exchange rate movements and potential changes that PPR may make to Gucci following the offer. UBS is of the opinion that irrespective of the minority shareholders tendering their Shares into the Offer, control over Gucci will be transferred to PPR following the closing of the Offer and therefore considers that control is not being sold by the minority shareholders.

      Pursuant to its engagement, UBS was paid a fee of $1 million at the time its written fairness opinion was delivered. Gucci has also agreed to reimburse UBS for its expenses as incurred in connection with its engagement, including any fees and disbursements of UBS’s legal and other professional advisors. In addition, Gucci has agreed to indemnify UBS and certain related persons against certain liabilities and expenses arising out of UBS’s engagement.

      UBS has performed various commercial banking services for Gucci in the past two years, including deposits, letters of credit and other borrowing facilities, and foreign exchange services. Gucci paid UBS interest and fees in connection with such services of approximately € 0.30 million in each of 2002 and 2003. In the ordinary course of its business, UBS may actively trade the debt and equity securities of PPR or Gucci for its own accounts or for the accounts of customers, and, accordingly, it may at any time hold long or short positions in such securities.

Position of the Purchaser Regarding Fairness of the Offer; Reasons for the Offer

Position of the Purchaser Regarding Fairness of the Offer

      PPR believes that the Offer, including the consideration to be received by the Public Shareholders pursuant to the Offer, is fair to the Public Shareholders that are unaffiliated with PPR or Gucci. PPR bases its belief on the following factors:

•	the fact that the initial offer price was negotiated in 2001 at arm’s length among PPR, the Independent Directors, LVMH and their respective advisors with reference to the price paid by PPR for the Shares purchased from LVMH pursuant to the Settlement, that, prior to execution of the Restated SIA, Gucci’s Supervisory Board and the Independent Directors, by separate vote, each approved the terms and conditions of the Settlement Agreement, the Restated SIA and the transactions contemplated thereby, including the Offer, and that the subsequent adjustment to the Offer price was evaluated and determined by Gucci’s Independent Directors in accordance with the provisions of the Settlement Agreement and the Restated SIA;

•	the opinion of JPMorgan to the Management Board of PPR to the effect that the Offer Price to be paid by PPR in the Offer is fair, from a financial point of view, to the Public Shareholders that are unaffiliated with PPR and Gucci;

•	the fact that the Offer will provide Gucci shareholders with an opportunity to liquidate their investment in Gucci for cash, and the recognition that Gucci’s shareholders may not have effective liquidity opportunities following completion of the Offer, especially if there is no trading market for the Shares after the Offer;

•	the fact that no public offer has been made by any third party at a higher price for the Shares since the execution of the Restated SIA and the Settlement Agreement on September 9, 2001;

•	the fact that Gucci’s Supervisory Board received opinions from UBS and Morgan Stanley to the effect that the Offer Price to be received by the Public Shareholders in the Offer who are unaffiliated with PPR and Gucci is fair from a financial point of view to such Public Shareholders as a whole;

•	the conclusions and recommendations of the Independent Directors and Gucci’s Supervisory Board and Management Board that the Offer is fair to the Public Shareholders who are unaffiliated with PPR and Gucci; and

•	the fact that, as a general principle of Dutch corporate law, Gucci’s Supervisory Board and Management Board must act in accordance with the “principles of reasonableness and fairness” in recommending the Offer to the Public Shareholders.

      Following the receipt of the opinion of JPMorgan, PPR concluded that it was in agreement with the analysis performed by JPMorgan and that, based upon and subject to the considerations and assumptions contained in the opinion of JPMorgan, the Offer Price to be received by the shareholders that are unaffiliated with PPR and Gucci is fair from a financial point of view to such shareholders as a whole.

      PPR considered whether the Offer Price constitutes fair value in relation to current market prices, historical market prices and prices paid by PPR and its affiliates for Shares since March 31, 2001. PPR noted that Shares had recently traded at prices higher than the Offer Price, and that in October 2003 affiliates of PPR may have purchased up to 10,000 Shares at prices higher than the Offer Price. PPR concluded that current market prices, historical market prices and prices paid by PPR and its affiliates in past transactions in Shares were not relevant factors in PPR’s determination of fairness. PPR came to this conclusion in light of the fact that the Offer Price was contractually stipulated in the settlement documents that were negotiated in September 2001 and that the purpose of the Restated SIA and the

Settlement Agreement was to provide Gucci shareholders with an opportunity to obtain liquidity for their Shares at a substantially similar price as that paid to LVMH in the context of the settlement.

      PPR did not consider Gucci’s net book value, liquidation value or going-concern value to be relevant to its determination of fairness. PPR does not evaluate, and has not evaluated, any aspect of Gucci’s business with reference to Gucci’s liquidation or going concern value. PPR has not considered these factors in the context of the Offer, since PPR plans to make Gucci the focal point of its multi-brand luxury goods strategy and where the Offer Price was contractually determined in 2001.

      PPR did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. As further discussed below in “Special Factors — Reasons for the Offer,” PPR believes that the ownership of a 100% equity interest in Gucci would significantly advance both PPR’s and Gucci’s objective of obtaining a leading position in the luxury goods sector. Since PPR intends for Gucci to be an ongoing part of PPR’s business, no appraisal of liquidation value was sought for purposes of valuing the Shares.

      As discussed in “Special Factors — Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer,” there will be no vote of Gucci’s shareholders in connection with the Offer, and accordingly the Offer will not be subject to the approval of a majority of the Public Shareholders who are unaffiliated with PPR or Gucci. As a technical matter, however, a majority of the outstanding Shares not owned by PPR must be tendered before the Shares may be delisted and the Restated SIA terminated. See “Special Factors — Agreements Relating to the Settlement — Amended and Restated Strategic Investment Agreement.” The Offer was approved by a majority of the members of the Supervisory Board who are unaffiliated with PPR or Gucci.

      The foregoing discussion of the information and factors considered by PPR is not intended to be exhaustive but is believed to include all material factors considered by PPR.

Purchaser’s Reasons for the Offer

      We are making this Offer in order to comply with our obligations under the Settlement Agreement and the Restated SIA and because we are not aware of any legal or regulatory impediment that would preclude us from meeting these obligations.

      Since we entered into our strategic alliance with Gucci in 1999, PPR and Gucci have shared the objective of building a multi-brand luxury goods group, focusing on individual customers and responding to their requirements in terms of well-being and quality of life. We entered into the Settlement Agreement and the Restated SIA, purchased the Shares owned by LVMH that were the subject of the Settlement Agreement and agreed to conduct this Offer because we believe that, as part of a unified group, PPR and Gucci will be better positioned to fully develop the strength of our brands and our expertise — namely, an entrepreneurial style of management, decentralized structure, performance-driven culture and capacity to introduce new concepts in France and export them internationally.

Opinion of PPR’s Financial Advisor

      On March 31, 2004, JPMorgan delivered its written opinion to the Management Board of PPR to the effect that, as of such date and based upon and subject to certain matters stated therein, the Offer Price was fair, from a financial point of view, to the Public Shareholders. JPMorgan was selected by PPR to deliver an opinion to PPR’s Management Board with respect to the fairness of the Offer Price to the Public Shareholders on the basis of such experience and its familiarity with PPR and Gucci, including JPMorgan’s experience as a result of its participation in the 2001 settlement negotiations.

      The full text of the written opinion of JPMorgan, dated March 31, 2004, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this Offer to Purchase. JPMorgan’s written opinion was addressed to the Management Board of PPR in connection with its evaluation of the consideration to be paid by PPR to the shareholders of Gucci in the Offer and for the purpose of PPR taking a position with respect to the fairness of the Offer to the Public

Shareholders, as required to be included in the Schedule TO. JPMorgan’s opinion was directed only to the Offer Price to be paid in the Offer and does not constitute a recommendation to any Public Shareholder as to whether such shareholder should tender Shares pursuant to the Offer or take any other action. No limitations were imposed by PPR upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion. The summary of the opinion of JPMorgan set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of such opinion.

      In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated March 30, 2004 of PPR’s Tender Offer Statement on Schedule TO, including drafts of the Offer to Purchase and the related Letter of Transmittal attached thereto;

•	reviewed the Settlement Agreement;

•	reviewed the Restated SIA;

•	reviewed certain publicly available business and financial information concerning Gucci and the industries in which it operates, including Gucci’s annual reports and related financial information for the three fiscal years ending January 31, 2003 and related unaudited financial information for the quarterly periods ended July 31, 2003 and October 30, 2003;

•	reviewed Gucci’s unaudited consolidated balance sheet and consolidated statement of income for the fiscal year ending January 31, 2004 as approved by Gucci’s Supervisory Board on March 30, 2004;

•	reviewed certain internal financial analyses and forecasts relating to Gucci and its businesses that were prepared by the management of Gucci;

•	compared the financial and operating performance of Gucci with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

      JPMorgan also held discussions with certain members of the management of Gucci and PPR with respect to certain aspects of the Offer, the past and current business operations of Gucci, the financial condition and future prospects and operations of Gucci, and certain other matters JPMorgan believed necessary or appropriate to its inquiry, including PPR’s plans for Gucci after the Offer.

      JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by Gucci and PPR or otherwise reviewed by JPMorgan, and JPMorgan has not assumed any responsibility or liability therefor. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any such valuations or appraisals provided to JPMorgan. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Gucci to which such analyses or forecasts relate. JPMorgan also assumed that the Offer and the other transactions contemplated by this Schedule TO will be consummated as described in this Schedule TO. JPMorgan relied as to all legal matters relevant to rendering of its opinion upon the advice of its counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any adverse effect on Gucci or on the contemplated benefits of the Offer.

      The projections furnished to JPMorgan for Gucci were prepared by the management of Gucci and discussed with the management of PPR. Neither PPR nor Gucci publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the Offer, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic, competitive and market conditions and prevailing interest, tax and exchange rates. Accordingly, actual results could vary significantly from those set forth in such projections.

      JPMorgan’s opinion was based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect the written opinion dated March 31, 2004, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion was limited to the fairness to the Public Shareholders, from a financial point of view, of the consideration to be paid by PPR in the proposed Offer, and JPMorgan expressed no opinion as to underlying decision by PPR to engage in the Offer. JPMorgan also expressed no opinion as to the price at which the Shares will trade at any future time.

      In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. Some of the analyses include information presented in tabular format. To understand fully the financial analyses used by JPMorgan, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Stock Trading History

      JPMorgan reviewed the range of daily market prices of the Shares on the NYSE and the Euronext Amsterdam Stock Exchange for various periods ending March 26, 2004, calculated on the basis of both the closing price and volume weighted average price per Share. JPMorgan noted that PPR’s obligation to make the Offer at $85.52 (as adjusted for Gucci’s return of capital) was publicly known since the Settlement Agreement and the Restated SIA were disclosed on September 10, 2001. JPMorgan used the stock trading history as a point of reference and not as a valuation methodology.

      The closing price and volume weighted average price per Share on March 26, 2004 were $85.45 and $85.45, respectively, on the NYSE, and $85.23 and $85.15, respectively, on Euronext Amsterdam Stock Exchange (translated in U.S. dollars at then prevailing exchange rate). JPMorgan also observed the following:

	New York Stock Exchange Trading*

				Volume Weighted Average Price
	Closing Price Per Share			Per Share
Period Ending
March 26, 2004	Low	Mean	High	Low	Mean	High

1 month	$85.43	$85.54	$85.70	$85.42	$85.56	$85.73
3 months	$85.43	$85.60	$85.90	$85.42	$85.62	$85.90
6 months	$84.05	$85.37	$86.48	$84.09	$85.43	$86.43
1 year	$79.98	$83.80	$86.48	$80.10	$83.66	$86.43
2 years	$70.11	$80.59	$86.48	$70.02	$79.35	$86.43
Since September 10, 2001**	$52.80	$78.19	$86.48	$53.06	$76.07	$86.43

*	All prices in U.S. dollars adjusted for (i) the $7 per Share special cash dividend paid by Gucci to Gucci shareholders other than PPR in December 2001 in accordance with the Settlement Agreement and (ii) the € 13.50 per Share return of capital paid in October 2003 to all shareholders of Gucci.

**	First trading day following public announcement of the Settlement Agreement and the Restated SIA.

	Euronext Amsterdam Stock Exchange Trading*

				Volume Weighted Average Price
	Closing Price Per Share			Per Share
Period Ending
March 26, 2004	Low	Mean	High	Low	Mean	High

1 month	$85.23	$85.55	$85.95	$85.10	$85.44	$86.34
3 months	$85.05	$85.60	$85.99	$84.85	$85.58	$86.35
6 months	$83.99	$85.34	$86.36	$83.88	$85.50	$86.97
1 year	$80.09	$83.93	$86.36	$80.27	$83.77	$86.97
2 years	$69.97	$80.77	$86.36	$70.34	$80.58	$86.97
Since September 10, 2001**	$51.76	$78.26	$86.36	$49.17	$77.19	$86.97

*	All prices in U.S. dollars translated at then prevailing exchange rate and adjusted for (i) the $7 per Share special cash dividend paid by Gucci to Gucci shareholders other than PPR in December 2001 in accordance with the Settlement Agreement and (ii) the € 13.50 per Share return of capital paid in October 2003 to all shareholders of Gucci.

**	First trading day following public announcement of the Settlement Agreement and the Restated SIA.

Public Company Analysis

      Using publicly available information, JPMorgan compared selected financial and operating information and ratios for Gucci with corresponding financial and operating information and ratios for the following five companies operating in the luxury goods sector, which are referred to as the “Sector Group Companies”:

•	Burberry Group plc,

•	Coach, Inc.,

•	Hermès International,

•	LVMH Moët Hennessy-Louis Vuitton S.A., and

•	Tod’s S.p.A.

      In examining these companies, JPMorgan calculated the firm value of each company, which is defined as the fully diluted equity market value (based on March 26, 2004 closing trading prices) plus indebtedness minus cash and marketable securities, plus minority interests, as a multiple of its respective:

•	earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, for the twelve-month periods ending December 31, 2004 and 2005. Estimated EBITDA for the twelve-month periods ending December 31, 2004 and December 31, 2005 are referred to below as 2004E EBITDA and 2005E EBITDA, respectively; and

•	earnings before interest, taxes and amortization, which is referred to as EBITA, for the twelve-month periods ending December 31, 2004 and 2005. Estimated EBITA for the twelve-month periods ending December 31, 2004 and December 31, 2005 are referred to below as 2004E EBITA and 2005E EBITA, respectively.

      JPMorgan also calculated the fully diluted equity value (based on March 26, 2004 closing trading prices) of each Sector Group Company as a multiple of its respective estimated net income (excluding exceptional items and goodwill amortization) for the twelve-month periods ending December 31, 2004 and 2005. The ratio of equity value over estimated net income (excluding exceptional items and goodwill amortization) for the twelve-month periods ending December 31, 2004 and December 31, 2005 are referred to below as 2004E P/ E Ratio and 2005E P/ E Ratio, respectively.

      Estimates used to derive EBITDA, EBITA and net income (excluding exceptional items and goodwill amortization) for the twelve-month periods ending December 31, 2004 and 2005 for each of the Sector Group Company were based on publicly available research analyst estimates.

      This analysis yielded the following multiple ranges for the Sector Group Companies:

	Low		High		Median		Mean

Firm value/ 2004E EBITDA	9.2	x	15.5	x	11.7	x	12.0	x
Firm value/ 2005E EBITDA	7.7	x	12.2	x	9.6	x	9.7	x
Firm value/ 2004E EBITA	11.2	x	17.1	x	14.0	x	14.3	x
Firm value/ 2005E EBITA	10.2	x	13.8	x	11.3	x	11.7	x
2004E P/ E Ratio	17.4	x	30.0	x	20.5	x	22.6	x
2005E P/ E Ratio	15.7	x	21.4	x	16.8	x	17.7	x

      Using the reference ranges indicated below and both publicly available research analyst estimates for Gucci and financial forecasts prepared on the basis of information provided by Gucci to JPMorgan and discussed with PPR, JPMorgan estimated the implied value per Share as follows:

Implied Value Per Share Derived From
Applying Multiple Reference Range To:

Publicly Available
	Multiple Reference		Research Analysts	Adjusted Gucci
	Range		Estimates*	Management Forecasts**

Firm value/
2004E EBITDA	10.0x - 13.0	x	$56.45 - $73.93	$54.93 - $71.95
2005E EBITDA	9.0x - 11.5	x	$61.12 - $78.60	$56.94 - $73.26
2004E EBITA	13.0x - 15.0	x	$53.11 - $61.56	$51.03 - $59.16
2005E EBITA	10.5x - 13.0	x	$53.54 - $66.72	$50.77 - $63.29
2004E P/ E Ratio	19.0x - 23.0	x	$66.80 - $80.87	$63.85 - $77.30
2005E P/ E Ratio	16.0x - 19.0	x	$67.85 - $80.57	$63.84 - $75.81

*	Adjusted for normalized tax rates

**	Forecasts prepared on the basis of information provided by Gucci management to JPMorgan and discussed with PPR’s management

			Implied Value Per Share Derived
			From Applying Median Multiple of
			Sector Group Companies To:

			Publicly Available
	Median Multiple of		Research	Adjusted Gucci
	Sector Group		Analysts	Management
	Companies		Estimates*	Forecasts**

Firm value/
2004E EBITDA	11.7	x	$66.27	$64.50
2005E EBITDA	9.6	x	$64.97	$60.54
2004E EBITA	14.0	x	$57.25	$55.01
2005E EBITA	11.3	x	$57.88	$54.89
2004E P/ E Ratio	20.5	x	$72.12	$68.93
2005E P/ E Ratio	16.8	x	$71.30	$67.09

*	Adjusted for normalized tax rates

**	Forecasts prepared on the basis of information provided by Gucci management to JPMorgan and discussed with PPR’s management

The implied values per Share were translated from euros to U.S. dollars using an exchange rate of € 1 to $1.2099 as of March 26, 2004.

      None of the Sector Group Companies used in the public company analysis described above is identical to Gucci. Accordingly, an analysis of publicly trading comparable companies is not exclusively mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

Discounted Cash Flow Analysis

      JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. JPMorgan calculated the unlevered after-tax operating free cash flows that Gucci is expected to generate during fiscal years ending January 31, 2005 through January 31, 2014 based upon internal financial projections prepared by Gucci management and completed by JPMorgan on the basis of discussions held with Gucci and PPR management. JPMorgan also calculated a terminal value of Gucci at the end of the projection period by applying a perpetual growth rate of 2.0% to Gucci revenues during the final year of the 10-year period and assuming stabilized profitability levels at Gucci. The projected unlevered after-tax operating free cash flows and the terminal value were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which were chosen by JPMorgan based upon an analysis of the estimated weighted average cost of capital of Gucci. The present value of the unlevered after-tax operating free cash flows (which ranged from approximately € 2,610 million to € 2,749 million) and the present value of the terminal value (which ranged from approximately € 3,242 million to € 4,046 million) were then adjusted for Gucci’s net indebtedness (€ 62.2 million), minority interests (€ 88.3 million) and fully diluted number of shares (101.493 million) as of January 31, 2004, as obtained from Gucci for the year ending January 31, 2004. The implied values per Share were translated from euros to U.S. dollars using an exchange rate of € 1 to $1.2099 as of March 26, 2004. Based on the foregoing, the implied value per Share ranged from $67.96 to $79.20, with a mid-range implied value per Share of $73.20.

Premium Analysis

      JPMorgan calculated the premium implied by the $85.52 Offer Price to the implied value per Share derived from the public company analysis and discounted cash flow analysis summarized above. JPMorgan noted that a premium analysis does not constitute a valuation technique as such, and was used as a point of reference and not as a valuation methodology.

      The table below sets forth JPMorgan’s premium analysis:

	Range of Implied Values Per
	Share Derived From Public
	Company Analysis and				Premium Implied by
	Discounted Cash Flow Analysis				$85.52 Offer Price

	Low	High	Median		Low	High	Median

Public company analysis
EBITDA multiples	$54.93	$78.60	$64.73	*	56%	9%	32%
EBITA multiples	$50.77	$66.72	$56.13	*	68%	28%	52%
P/ E ratios	$63.84	$80.87	$70.12	*	34%	6%	22%
Discounted cash flow analysis	$67.96	$79.20	$73.20	**	26%	8%	17%

*	Median of implied value per Share derived from applying median multiple of Sector Group Companies

**	Mid-range implied value per Share derived from the discounted cash flow analysis

      JPMorgan compared these implied premia to the implied offer premia in other selected minority buy-outs in the United States and in Europe. Using publicly available information, JPMorgan reviewed the premia paid as a percentage of the one-month stock prices prior to the transaction announcement date in fifteen minority buy-out transactions completed in the United States and thirty-two minority buy-out transactions completed in Europe since 1999 with transaction values greater than $500 million. This analysis showed the following:

		Selected European
	Selected U.S. Minority Buyouts	Minority Buyouts

High premium	94%	71%
Low premium	(7)%	(13)%
Median premium	25%	22%

      JPMorgan noted that the premia implied by the $85.52 Offer Price to the range of implied values per Share derived from the public company analysis and the discounted cash flow analysis summarized above (which ranged from 6% to 68%) fell within the low and the high premia observed in the other U.S. and European minority buy-out transactions reviewed by JPMorgan.

      The summary set forth above does not purport to be a complete description of the analyses performed or data reviewed by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each such analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values or future results may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

      In addition, as described above, JPMorgan’s opinion was only one of many factors taken into consideration by PPR in connection with its evaluation of the consideration to be paid by PPR to the shareholders of Gucci in the Offer and for the purpose of PPR taking a position with respect to the fairness of the Offer to the Public Shareholders. Consequently, JPMorgan’s opinion and the analyses described above should not be viewed as determinative of PPR’s belief that the Offer or the Offer Price is fair to such holders.

      As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

      For services rendered in connection with the Offer and the delivery of its opinion, PPR has agreed to pay JPMorgan a fee of € 1,750,000, of which € 1,000,000 is payable in respect of its opinion and the balance of which is payable in respect of other services rendered by JPMorgan to PPR in connection with the Offer, including the services of J.P. Morgan Securities Inc., its affiliate, as U.S. Dealer Manager for the Offer. In addition, PPR has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services and will indemnify JPMorgan against certain liabilities, including liabilities arising under the United States securities laws.

      J.P. Morgan Securities Inc. is serving as U.S. Dealer Manager in connection with the Offer. In the past, JPMorgan and its affiliates have provided financial advisory and financing services to PPR and its affiliates (other than Gucci), including services to PPR in connection with the Settlement Agreement and the Restated SIA, and may continue to do so and have received, and may receive, fees for such services. JPMorgan and its affiliates maintain banking and other similar business relationships with PPR and its affiliates (other than Gucci), as well as banking relationships with Gucci, for which they receive customary fees. During the past two years, PPR and its affiliates have paid JPMorgan and its affiliates approximately $17.3 million in fees in connection with such services and relationships. Moreover, JPMorgan advised PPR in connection with the negotiation of the Restated SIA and the Settlement

Agreement in 2001, for which PPR paid JPMorgan a fee of $4.5 million. In addition, the chairman and chief executive officer of J.P. Morgan et Cie SA is a member of the Supervisory Board of PPR. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of PPR or Gucci for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Plans for Gucci after the Offer; Certain Effects of the Offer

Corporate Matters

      PPR currently beneficially owns approximately 66.83% of the outstanding Shares of Gucci. Upon completion of the Offer, PPR expects to directly or indirectly own all or a significant majority of the Gucci Shares. Other than the recently announced departures of Messrs. Ford and De Sole, effective April 30, 2004, the new design appointments and the expected announcement of a new Chief Executive Officer for Gucci in April 2004, PPR has made no definitive determination regarding any changes to the corporate structure or management of Gucci upon completion of the Offer.

      If, after the Offer, at least 15% of the then-outstanding Shares or 15 million Shares, whichever is greater, remain outstanding, then the provisions of the Restated SIA, including certain contractual minority shareholder safeguards included in that agreement, will remain in effect until the Restated SIA is otherwise terminated. See “Special Factors — Agreements Relating to the Settlement — Amended and Restated Strategic Investment Agreement.” If the above threshold is not met, the Restated SIA will terminate, and we expect that we would more fully integrate Gucci’s operations into the PPR group. We expect that, if the Restated SIA terminates by its terms, the business and operations of Gucci will be conducted in a manner substantially similar to how they are currently conducted. We may, however, review Gucci and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable in order to best organize and integrate the operations of Gucci and the PPR group. This may involve adapting Gucci’s management and governance structures to complement the practices of PPR and/or effecting a statutory merger with one of PPR’s subsidiaries, whereby the entity Gucci Group N.V. would cease to exist and all Gucci shareholders would receive shares in that subsidiary. We may also consider changes in Gucci’s present dividend policy, indebtedness and capitalization. The integration of Gucci’s operations into PPR would, however, seek to preserve Gucci’s entrepreneurial style of management and enhance creative autonomy with respect to Gucci’s luxury brands.

      If, upon completion of the Offer, we beneficially own over 95% of the then-outstanding Shares, we may effect the Compulsory Buy-Out. Because the price to be paid in a Compulsory Buy-Out would be determined by the court hearing the proceeding, the price received by remaining shareholders may be different from the price paid in the Offer. There can be no assurance that any Compulsory Buy-Out will ever occur, and we are under no obligation to pursue one. See “Special Factors — Compulsory Buy-Out Procedure.”

      We also reserve the right, upon termination of the Restated SIA and subject to applicable laws, to dispose of all or a part of our Shares or to request that Gucci effect any corporate action, including a merger or a recapitalization of Gucci or a disposition of all or a part of Gucci’s businesses, that PPR and Gucci consider to be in the best interests of Gucci’s shareholders (including PPR).

Gucci Management Board and Supervisory Board

      As soon as practicable following completion of the Offer (including any subsequent offering period), we intend to cause Gucci to convene a meeting of Gucci shareholders to elect members of Gucci’s Management Board and at least one member of Gucci’s Supervisory Board. If the Restated SIA is terminated as a result of the Offer, the Independent Directors intend to resign, and we may choose to evaluate our ability, in light of applicable stock exchange listing rules, to replace them with directors appointed by PPR. In the event the Restated SIA is not terminated as a result of the Offer, the

Independent Directors intend to resign following a brief transition period during which nominees who are unaffiliated with PPR would be identified and selected to succeed them as Independent Directors.

Gucci Executive Officers

      As discussed under “Summary — Recent Developments,” in March 2004 Mr. Alexis Babeau was appointed as Chief Financial Officer of Gucci, effective May 1, 2004, Gucci named new creative directors for the Yves Saint Laurent Rive Gauche and Gucci brands. Other than Messrs. De Sole, Singer and Blake, the executive officers of Gucci are expected to continue in their positions following completion of the Offer. Gucci has not entered into any revised employment agreements with its existing executive officers.

Additional Purchases of Shares

      If, after completion of the Offer (including any subsequent offer period), the Restated SIA remains in effect, PPR and its affiliates will be restricted from acquiring additional Shares, except in certain circumstances described in the Restated SIA. See “Special Factors — Agreements Relating to the Settlement — Amended and Restated Strategic Investment Agreement.” If, after completion of the Offer (including any subsequent offer period), the Restated SIA has been terminated but we do not beneficially own a sufficient percentage of Shares to effect a Compulsory Buy-Out, we may purchase additional Shares through regular stock exchange transactions or otherwise (to the extent permitted under applicable law) in order to reach the required percentage. Moreover, if the Offer does not result in PPR acquiring sufficient Shares to effect the Compulsory Buy-Out, the Dutch Securities Act will prohibit PPR from commencing another tender offer or otherwise acquiring Shares at more favorable terms than the Offer (except through regular stock exchange purchases and certain other limited exemptions permitted by the Exemption Regulation 1995 under the Dutch Securities Act) for a period of three years after the publication of the Offer documentation in The Netherlands, absent an exemption from the AFM. PPR has no intention to request this exemption from the AFM. Consequently, if PPR consummates the Offer, PPR will be prohibited from launching a second offer or otherwise acquiring Shares on more favorable terms than the Offer (except through regular stock exchange purchases and certain other limited exemptions permitted by the Exemption Regulation 1995 under the Dutch Securities Act) until April 1, 2007, absent exemption from the AFM.

Listing of Shares on Stock Exchanges

      As discussed in “The Offer — Effect of the Offer on the Market for Shares; Stock Exchange Listings; Registration Under Securities Laws,” it is possible that, after completion of the Offer and even if we are unable to effect a Compulsory Buy-Out, the Shares may cease to be listed on the NYSE and/or Euronext Amsterdam and may cease to be registered under the Exchange Act. As a result, a non-tendering shareholder may in the future hold a highly illiquid investment with no assurance as to the timing of any opportunity for disposition. Under the Settlement Agreement, PPR is obligated to use its best efforts to cause Gucci to maintain the listing of the Shares on the NYSE and Euronext Amsterdam for so long as the number of issued and outstanding Shares held by shareholders other than PPR and its affiliates is no less than the greater of (a) 15% of the issued and outstanding Shares and (b) 15 million Shares. PPR is not, however, obligated to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the NYSE and/or Euronext Amsterdam.

Dissenters’ Rights

      Dutch law does not recognize the concept of appraisal or dissenters’ rights. Accordingly, Gucci shareholders have no appraisal rights for their Shares under Dutch law in connection with the Offer. However, on the basis of a general rule of Dutch corporate law, the Supervisory Board and the Management Board of Gucci must act towards all Gucci shareholders in accordance with the “principles of reasonableness and fairness” in recommending the Offer to Gucci’s shareholders. Resolutions in violation of those principles may be challenged through court proceedings. In addition, under certain circumstances shareholders may file a request to the Enterprise Chamber of the Court of Appeals in Amsterdam to initiate an investigation into the affairs of Gucci.

      The investigation into the affairs of Gucci may only be initiated by certain interested parties. Shareholders may only file a request for such investigation if they represent the lower of either 10% of the issued shares or a nominal value of €225,000 (or any lower percentage or amount provided in the articles of association of Gucci). In addition, a shareholder may only file such a request after notifying the Management Board and the Supervisory Board of Gucci in writing as to that shareholder’s objections regarding the management of the affairs of Gucci. The Enterprise Chamber will only honor the shareholder’s request for an investigation if there are substantial reasons to doubt the management of the affairs of Gucci. This may include, among other things, resolutions taken by the Management Board and/or the Supervisory Board in violation of the above-mentioned principles of “reasonableness and fairness”. If the Enterprise Chamber grants the request for an official inquiry, it will appoint one or more independent investigators. The investigator(s) will prepare a report containing the findings of the inquiry, and this report will be submitted to the Enterprise Chamber. After the report of the investigators is presented, the shareholder may request that the Enterprise Chamber conclude that the management of the affairs of Gucci was improper. Upon reaching this conclusion and if requested by the shareholder, the Enterprise Chamber may take one or more measures, including but not limited to the suspension of the Management Board or Supervisory Board resolutions at issue and the suspension or removal of members of the Management Board and/or the Supervisory Board.

Compulsory Buy-Out Procedure

      Section 2:92a of the Dutch Civil Code contains a buy-out procedure for shares owned by minority shareholders of a naamloze vennootschap, or “N.V.,” a public company with limited liability, such as Gucci. At any time after PPR and its affiliates own at least 95% of the outstanding Shares (excluding Shares held by Gucci), PPR and such affiliates may institute proceedings against the minority shareholders of Gucci, in accordance with Section 2:92a of the Dutch Civil Code, in order to force those minority shareholders to transfer their Shares to PPR. The buy-out procedure may be initiated at any time upon fulfillment of the 95% ownership condition. The proceedings are instituted by means of a writ of summons served upon each of the shareholders registered in the Dutch and U.S. shareholders’ registers, in accordance with the provisions of the Dutch Code of Civil Procedure. The proceedings are held before the Enterprise Chamber of the Court of Appeals in Amsterdam, The Netherlands (the “CBO Court”).

      If all requirements are met, the CBO Court will grant the claim in relation to all minority shareholders and either:

•	appoint one or three experts to offer an opinion to the CBO Court on the value to be paid for the Shares of the shareholders registered in the Dutch and U.S. shareholders’ registers (other than PPR or its controlled affiliates), after which the CBO Court will determine the price as at a date specified by the CBO Court; or

•	determine the price to be paid for the Shares of the shareholders registered in the Dutch and U.S. shareholders’ registers (other than PPR or its controlled affiliates), as of a specified date if the CBO Court does not deem it necessary to appoint an expert (for example, if the CBO Court determines that the requesting party has already provided the CBO Court with sufficient evidence that the price offered is reasonable);

and order the plaintiffs to pay the shareholders registered in the Dutch and U.S. shareholders’ registers (other than PPR or its controlled affiliates) the determined price with interest against transfer of their unencumbered rights to the Shares.

      If the CBO Court determines the price to be paid for the Shares of the shareholders registered in the Dutch and U.S. shareholders’ registers (other than PPR or its controlled affiliates), such price shall be increased by the statutory interest rate applicable in The Netherlands, at present 4% per annum, for the period from the date determined by the CBO Court until the date of transfer. Any dividends or other distributions, including any post-closing dividend, that have been made payable to the shareholders within such period will be deemed a partial payment of the transfer price to be paid to the minority shareholders.

      The shareholders will be required to transfer their Shares, against payment of the price determined by the CBO Court when the order to transfer becomes final. The plaintiffs will serve the CBO Court’s judgment upon Gucci’s shareholders in accordance with the provisions of the Dutch Code of Civil Procedure and will notify these shareholders of the date and place of payment for the Shares and the price to be paid for the Shares.

      The plaintiffs may, at any time, discharge themselves from any obligations pursuant to the judgment by paying the entire amount due for the Shares of the shareholders, inclusive of interest accrued thereon, into a bank account of the consignment office (administered by the Dutch Ministry of Finance). Upon such payment, the plaintiffs become the holders of the Shares by operation of law. An advertisement is published in a national daily newspaper in The Netherlands announcing that the amount due for the Shares has been transferred to the account of the consignment office and announcing the price per Share. At such time, the shareholders would cease to have any rights in respect of their Shares, including with respect to voting of such Shares. The only right of the shareholders will be the right to receive payment for their Shares.

      Because the buy-out procedure would require a court proceeding and possibly expert valuation, receipt of funds could be substantially delayed, and the price paid to shareholders in the buy-out procedure may be higher or lower than the consideration issued in the Offer.

Beneficial Ownership of Shares

Gucci

      The following table sets forth certain information regarding beneficial ownership of Shares as of March 31, 2004, for (1) each person who is known by Gucci to be the beneficial owner of more than five percent of any class of Gucci’s voting securities, (2) each member of the Supervisory Board and each named executive officer of Gucci and (3) all directors and officers of Gucci as a group. Unless otherwise indicated, PPR believes, based on reports filed with the SEC and, to the extent applicable, the AFM and on information supplied by Gucci, that the individuals listed each have sole voting and investment power with respect to such shares.

	Number of Shares	Percent of Outstanding
Name and Address of Beneficial Owner	Beneficially Owned	Share Capital(1)

Pinault-Printemps-Redoute S.A.(2)	67,570,154	66.83%
10, avenue Hoche 75381 Paris Cedex 08 France
Crédit Agricole S.A.	8,496,920 (3)	8.41%
91-93 boulevard Pasteur 75015 Paris France

Supervisory Board of Gucci

	Number of Shares	Percent of Outstanding
Name and Address of Beneficial Owner	Beneficially Owned	Share Capital(1)

Adrian D.P. Bellamy(4)	7,000	*
Patricia Barbizet-Dussart(4)(5)	18,447	*
Aureliano Benedetti(4)	25,000	*
Reto F. Domeniconi(4)	10,000	*
Patrice Marteau(7)	17,500	*
François Jean Henri Pinault(4)(6)	15,350	*
Karel Vuursteen(4)	12,500	*
Serge Weinberg(4)(7)	17,500	*

Management Board and Executive Officers of Gucci

Name and Address of	Number of Shares	Percent of Outstanding
Beneficial Owner	Beneficially Owned	Share Capital(1)

Domenico De Sole(4)(8)	680,100	*
President and Chief Executive Officer, Chairman of the Management Board
Tom Ford(4)(9)	2,000,000	1.98%
Creative Director, Vice Chairman of the Management Board
Aairt Cooiman(4)	2,000	*
Member of Management Board
Jacques-Philippe Auriol	0	*
President and Chief Executive Officer of Gucci Group Watches; Member of Management Committee
Brian Blake(4)	128,200	*
Executive Vice President Gucci Group; President and Chief Executive Officer of Boucheron; Member of Management Committee
Patrizio di Marco(4)	6,400	*
President and Chief Executive Officer, Bottega Veneta; Member of Management Committee
Mark Lee(4)	21,500	*
President and Chief Executive Officer, Yves Saint Laurent; Member of Management Committee
James McArthur(4)(10)	4,000	*
Executive Vice President and Director of Strategy and Acquisitions, Gucci Group; President, Emerging Brands; Member of Management Committee
Claudio Paulich	0	*
Chief Executive Officer of Sergio Rossi; Member of Management Committee
Renato Ricci(4)	9,500	*
Director of Human Resources, Gucci Group; Member of Management Committee
Chantal Roos(4)	59,000	*
President and Chief Executive Officer, YSL Beauté; Member of Management Committee

Name and Address of	Number of Shares	Percent of Outstanding
Beneficial Owner	Beneficially Owned	Share Capital(1)

Giacommo Santucci(4)	30,200	*
President and Chief Executive Officer, Gucci Division; Member of Management Committee
Robert Singer(4)(11)	111,780	*
Executive Vice President and Chief Financial Officer, Gucci Group; Member of Management Committee
All Directors and Executive Officers as a Group (21 persons)	3,095,927	3.06%

*	Less than 1%

(1)	Calculated on the basis of the number of Shares outstanding as of March 31, 2004.

(2)	All of these Shares were held by Scholefield Goodman B.V., a wholly owned subsidiary of PPR, as of March 31, 2004.

(3)	As reported by Crédit Agricole S.A. and Crédit Lyonnais S.A. on their joint Schedule 13G (Amendment No. 2) filed with the SEC on February 10, 2004. Includes 8,488,521 shares beneficially owned by Crédit Lyonnais, which is 99.86% held by the Crédit Agricole Group and controlled by Crédit Agricole S.A., which holds 94.82% of Crédit Lyonnais’ shares.

(4)	On April 1, 2004, or within 60 days after that date, the following individuals have exercisable options to acquire Shares awarded under Gucci’s Incentive Stock Option Plan or Gucci’s Amended and Restated Incentive Stock Option Plan: 25,000 options held by Mr. Benedetti; 5,000 options held by Mr. Bellamy; 10,000 options held by Mr. Domeniconi; 12,500 options held by Mr. Vuursteen; 680,000 options held by Mr. De Sole; 2,000,000 options held by Mr. Ford; 2,000 options held by Mr. Cooiman; 128,200 options held by Mr. Blake; 6,400 options held by Mr. DiMarco; 21,500 options held by Mr. Lee; 4,000 options held by Mr. McArthur; 9,500 options held by Mr. Ricci; 111,000 options held by Mr. Singer; 30,200 options held by Mr. Santucci; and 59,000 options held by Ms. Roos.

(5)	Includes 947 Shares and 17,500 options.

(6)	Includes 2,850 Shares and 12,500 options.

(7)	All are options.

(8)	Includes exercisable options to acquire 450,000 Shares awarded under Gucci’s Incentive Stock Option Plan, which were out-of-the-money as of April 1, 2004 and 100 Shares held by Mr. De Sole’s daughters.

(9)	Includes exercisable options to acquire 2,000,000 Shares awarded under Gucci’s Incentive Stock Option Plan, all of which were out-of-the-money as of April 1, 2004.

(10)	Excludes exercisable options to acquire 133,000 Shares held by trusts controlled by MTM Trustees Ltd. for the benefit of Mr. McArthur and his family, over which Mr. McArthur has no voting or dispository authority.

(11)	Includes 280 Shares owned by the children of Mr. Singer and 500 Shares held by a trust controlled by Mr. Singer and his sister for the benefit of Mr. Singer’s mother.

PPR

      The following table sets forth certain information regarding beneficial ownership of Shares as of March 31, 2004 for (1) each member of the Supervisory Board and each executive officer of PPR and

(2) all directors and executive officers of PPR as a group. Unless otherwise indicated, PPR believes that the individuals listed each have sole voting and investment power with respect to such shares.

Supervisory Board of PPR

	Number of Shares	Percent of Outstanding
Name and Address of Beneficial Owner	Beneficially Owned	Share Capital(1)

René Barbier de La Serre	0	*
Patricia Barbizet-Dussart(2)	18,447	*
Pierre Bellon	0	*
Allan Chapin	0	*
Luca Cordero di Montezemolo	0	*
Anthony Hamilton	0	*
François Henrot	0	*
Philippe Lagayette	0	*
Alain Minc	0	*
François Jean Henri Pinault(3)	15,350	*
François Pinault	0	*
Baudouin Prot	0	*
Bruno Roger	0	*

Management Board of PPR

Name and Address of	Number of Shares	Percent of Outstanding
Beneficial Owner	Beneficially Owned	Share Capital(1)

Thierry Falque-Pierrotin	0	*
Director; Chairman and CEO of Redcats S.A.
Per Kaufmann	0	*
Director; Chief Executive Officer of Conforma
Denis Olivennes	0	*
Director; Chairman and CEO of FNAC
Serge Weinberg(4)	17,500	*
Chairman and Chief Executive Officer
All Directors and Executive Officers as a Group (17 persons)	51,297	*

*	Less than 1%

(1)	Calculated on the basis of the number of Shares outstanding as of March 31, 2004.

(2)	Includes 947 Shares and 17,500 options.

(3)	Includes 2,850 Shares and 12,500 options.

(4)	All are options.

Artémis

      The following table sets forth certain information regarding beneficial ownership of Shares as of March 31, 2004, for (1) each director and each executive officer of Artémis and (2) all directors and executive officers of Artémis as a group. Unless otherwise indicated, PPR believes that the individuals listed each have sole voting and investment power with respect to such shares. PPR is not aware of any PPR shareholders other than Artémis and its affiliates that, based on the size of their holdings, are obligated to notify their shareholdings in PPR under the French stock exchange regulations.

Name and Address of	Number of Shares	Percent of Outstanding
Beneficial Owner	Beneficially Owned	Share Capital(1)

Patricia Barbizet-Dussart(2)	18,447	*
Managing Director
Jean Casamayou	0	*
Director
Gilles Erulin	0	*
Director
Xavier Larenaudie	0	*
Director
Evrard de Montgolfier	0	*
Director
Gilles Pagniez	0	*
Director
Jean- François Palus	0	*
Director
François Jean Henri Pinault(3)	15,350	*
Chairman and President
François Pinault	0	*
Director
Jean-Louis de Roux	0	*
Director
John J. Ryan III	0	*
Director
All Directors and Executive Officers as a Group (11 persons)	33,797	*

*	Less than 1%

(1)	Calculated on the basis of the number of Shares outstanding as of March 31, 2004.

(2)	Includes 947 Shares and 17,500 options.

(3)	Includes 2,850 Shares and 12,500 options.

Scholefield

      The following table sets forth certain information regarding beneficial ownership of Shares as of March 31, 2004 for (1) each director and each executive officer of Scholefield and (2) all directors and executive officers of Scholefield as a group. Unless otherwise indicated, PPR believes that the individuals listed each have sole voting and investment power with respect to such shares.

	Number of Shares	Percent of Outstanding
Name and Address of Beneficial Owner	Beneficially Owned	Share Capital(1)

Matthias Clement	0	*
Supervisory Director
Thierry Guilbert	0	*
Director
Michel Friocourt	0	*
Supervisory Director
Gilles Linard	0	*
Director
Patrice Marteau(2)	17,500	*
Director
Julien Naginski	0	*
Supervisory Director
Serge Weinberg(2)	17,500	*
Director
Executive Management Trust B.V.	0	*
Director
All Directors and Executive Officers as a Group (8 persons)	35,000	*

 *     Less than 1%.

(1)	Calculated on the basis of the number of Shares outstanding as of March 31, 2004.

(2)	All are options.

     Marothi

      The following table sets forth certain information regarding beneficial ownership of Shares as of March 31, 2004 for the sole legal representative. As a societé à responsabilité limitée under French law, Marothi does not have a board of directors.

	Number of Shares	Percent of Outstanding
Name and Address of Beneficial Owner	Beneficially Owned	Share Capital(1)

Gilles Linard	0	*
Executive Manager

*     Less than 1%.

(1)	Calculated on the basis of the number of Shares outstanding as of March 31, 2004.

Transactions and Arrangements Concerning the Shares

Transactions in Shares

      In 2001, Mr. François Jean Henri Pinault, Vice President of the Supervisory Board of PPR, purchased on the open market put and call options with respect to 33,000 Shares, which by their terms expire in April 2004. Within the past sixty days, Mr. Pinault exercised the call options by purchasing such

Shares and subsequently selling the Shares on the open market pursuant to these arrangements. Mr. Pinault’s pre-tax gain on these transactions did not exceed $450,000.

      Except as set forth above and as otherwise set forth in this Offer to Purchase or notified to the AFM in accordance with Dutch securities laws, to the knowledge of Gucci and PPR, no transactions in the Shares have been effected during the past 60 days by (i) Gucci or its executive officers, directors, affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary, (ii) PPR or its executive officers, directors, affiliates or associates or subsidiaries or any executive officer or director of any subsidiary, (iii) Artémis or its executive officers, directors, affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary, (iv) Scholefield or its executive officers, directors affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary, (v) Marothi or its executive officers, directors, affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary, or (vi) any pension, profit-sharing or similar plan of Gucci or PPR.

      Since the third calendar year preceding the date of this Offer to Purchase, PPR has engaged in the purchases of Shares described on Schedule III.

Arrangements Concerning the Shares

      As of March 31, 2004, Gucci held 2,971,176 Shares in treasury, which it repurchased with the specific purpose of meeting its obligations to deliver Shares to selected employees under Gucci’s Stock Option Plan. As discussed under “The Offer — Effect of the Offer on Gucci Stock Options,” Gucci expects that if less than the greater of 15 million Shares and 15% of the outstanding Shares remain outstanding after the Offer is completed, unvested options will be converted into SARs. Pursuant to the unanimous approval of the Independent Directors, Gucci and Scholefield agreed by letter agreement dated December 9, 2003, that, effective November 1, 2003, if the unvested options are converted into SARs, or if for any other reason Gucci ceases to hold the treasury Shares for the specific purpose of meeting its obligations under Gucci’s stock option plans, Scholefield will purchase the treasury Shares within three months at a price equal to the lesser of the Offer Price and the treasury Shares’ fair market value. The fair market value of the treasury Shares will be determined using the formula applied to determine the exercise date value under options issued after September 10, 2001 (without reducing EBITA to reflect the cost of the SARs). The above summary is qualified in its entirety by reference to the letter agreement between Scholefield and Gucci, which was filed with the SEC as an exhibit to PPR’s Schedule TO.

      Certain Italian employees of Gucci hold an aggregate of 25,343 Shares pursuant to an employee shareholding plan for which the Associazione dei Dipendenti Azionisti del Gruppo Gucci-A.D.A.G. acts as custodian. In order to qualify for favorable capital gains treatment of the taxable amount resulting from a sale of these Shares and according to the terms and prohibitions of the plan document (Verbale d’Intesa), these employees must hold the Shares awarded to them for at least three years except in certain limited hardship cases provided under Italian law. To allow these employees to receive this favorable tax treatment, PPR has agreed to purchase, and these employees have agreed to sell, these Shares during a period after July 1, 2004, beginning on the third anniversary of the employee’s receipt of the relevant Shares and ending ninety days thereafter. PPR will pay these employees an amount equal to the Offer Price. However, if at the date of the sale, the Shares are listed on one or more stock exchanges at a price that is higher than $85.52 (or the equivalent in Euros), the employees will be permitted to sell their Shares on the securities market at such higher price. The above summary is qualified in its entirety by reference to the form of letter agreement between PPR and these Italian employees, which was filed with the SEC as an exhibit to PPR’s Schedule TO.

      Except as described above and as otherwise set forth in this Offer to Purchase (including as described in “Special Factors — Agreements Relating to the Settlement” and “The Offer — Source and Amount of Funds”), none of PPR, Artémis, Scholefield, Marothi or any of their directors or executive officers is a party to any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Gucci (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

      Except as described above and as otherwise set forth in this Offer to Purchase (including as described in “Special Factors — Background of the Offer” and in “Special Factors — Agreements Relating to the Settlement”), since the third calendar year preceding the date of this Offer to Purchase, no contracts or negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Gucci, an election of directors of Gucci, or a sale or other transfer of a material amount of assets of Gucci, have been entered into or have occurred between PPR (including its subsidiaries), Artémis or any of their directors or executive officers and Gucci or any of its affiliates or between any affiliates of Gucci or between Gucci or any of its affiliates and any unaffiliated person.

Intent of Directors and Officers to Tender into the Offer

      To the best of PPR’s knowledge, after reasonable inquiry, all of the directors and executive officers of Gucci, PPR, Artémis, Scholefield and Marothi intend to exercise all vested, in-the-money Gucci options held by them and tender any and all Shares held by them at the end of the Offer Period. Certain directors and officers of Gucci have indicated that they may sell Shares in the market prior to the completion of the Offer.

Related Party Transactions

      PPR currently beneficially owns approximately 66.83% of the Shares of Gucci, representing approximately 66.83% of the voting power of capital stock of Gucci. Under the terms of the Restated SIA, and in light of the board’s current membership of eight individuals, until the consummation of the Offer, PPR is entitled to appoint four members of Gucci’s Supervisory Board and, subject to the Restated SIA, exert influence over certain of Gucci’s affairs.

      PPR and Gucci enter into commercial transactions in the ordinary course of business. These primarily involve wholesale product sales, ordinary course relationships with suppliers and cooperative advertising purchases. Gucci and certain of its affiliates are also party, together with PPR and certain of its affiliates, to agreements with third parties relating to telecommunications and temporary employment services. These transactions, which are conducted on an arm’s-length basis, represented approximately 0.20% of Gucci’s consolidated revenues and approximately 0.10% of Gucci’s consolidated operating expenses, respectively, in 2003. PPR and certain of its affiliates also engage in ordinary course purchases of products of Gucci and its affiliates as inventory to be sold at retail establishments owned by PPR and its affiliates.

      Directors and officers of PPR and Gucci and their affiliates have and may continue to periodically purchase products sold by Gucci and its subsidiaries for personal consumption and use.

      In July 2002, Yves Saint Laurent s.a.s., an indirect subsidiary of Gucci, acquired certain intellectual property rights in designs created by Mr. Yves Saint Laurent from Yves Saint Laurent Haute Couture, S.A., a subsidiary of Artémis S.A. and an affiliate of PPR. The purchase price was €2.7 million. Also in July 2002, Yves Saint Laurent Boutique S.A., an indirect subsidiary of Gucci, purchased from Yves Saint Laurent Haute Couture, S.A., a leasehold for Paris retail space, formerly occupied by Yves Saint Laurent Haute Couture. The purchase price paid by Yves Saint Laurent Boutique S.A. was €3.2 million. These transactions were in connection with the retirement of Mr. Saint Laurent and the winding up of the Yves Saint Laurent haute couture activities, which had been conducted by Yves Saint Laurent Haute Couture, S.A., an affiliate of PPR.

Interests of Certain Persons in the Offer

      PPR currently beneficially owns approximately 66.83% of the Shares of Gucci, representing approximately 66.83% of the voting power of capital stock of Gucci. Four members of Gucci’s Supervisory Board, Ms. Barbizet-Dussart and Messrs. Marteau, François Henri Pinault and Weinberg, are directors and/or officers of PPR. See Schedules I and II. In addition, each member of Gucci’s Supervisory Board beneficially owns Shares. See “Special Factors — Beneficial Ownership of Shares.”

      Under Gucci’s Incentive Stock Option Plan, option holders will generally be entitled to exercise options previously granted to them that have vested. As of January 31, 2004, members of the Management Board and the Supervisory Board of Gucci held a total of 1,999,500 currently exercisable stock options granted under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan, with an average weighted exercise price of $86.62, and will be entitled to exercise all such vested options not previously exercised and to participate in the Offer. Other than payment for tendered Shares that are owned or for Shares underlying options granted under Gucci’s incentive stock option plans that are tendered into the Offer, neither the members of the Supervisory Board or Management Board of Gucci nor Gucci’s executive officers will receive any additional compensation or any other benefits in connection with the Offer that are not shared by the Public Shareholders. Executive officers who will not be continuing in their positions following the Offer have entered into termination agreements with Gucci that provide for severance payments and for the vesting of unvested options.

      The following table sets forth the dollar value, assuming a cash-out price of $85.52 per Share, of the outstanding options held by directors and executive officers as of March 31, 2004.

Name	Dollar Value of Outstanding Options

François Jean Henri Pinault	119,930
Reto F. Domeniconi	42,397
Karel Vuursteen	27,391
Adrian D.P. Bellamy	10,416
Patrice Marteau	268,105
Serge Weinberg	268,105
Patricia Barbizet-Dussart	268,105
Aureliano Benedetti	316,076
Aairt Cooiman	85,225
Jacques-Philippe Auriol	0
Domenico De Sole	4,209,000
Tom Ford	0
Brian Blake	2,765,200
Patrizio di Marco	35,694
Mark Lee	273,425
James McArthur	24,384
Claudio Paulich	0
Renato Ricci	142,295
Chantal Roos	1,057,148
Giacommo Santucci	368,654
Robert Singer	1,639,026
All Directors and Executive Officers as a Group (21 persons)	11,920,576

      PPR has agreed with Gucci to vote its Shares in favor of resolutions discharging the members of the Supervisory and Management Boards of Gucci from liability arising from the performance of their duties through April 30, 2004 in accordance with, and solely to the extent permitted by, Dutch law, and PPR has also agreed with Gucci to cause Gucci to honor Gucci’s current indemnification obligations to the members of the Supervisory and Management Boards of Gucci.

      In addition, the Supervisory Board has agreed to procure the extension of Gucci’s existing directors and officers’ liability insurance coverage for a period of six years.

      Gucci’s Supervisory Board, including the Independent Directors, was aware of these actual and potential conflicts of interest and considered them along with the other matters described under “Special Factors — Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer.” The Independent Directors did not receive additional compensation for their role in evaluating the Offer.

67

THE OFFER

1.	Terms of the Offer; Expiration Date

      On the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date (as defined below) and not withdrawn.

      We will announce the results of the Offer, including the approximate number and percentage of Shares tendered prior to the Expiration Date, by press release, an advertisement in a Dutch national newspaper and an advertisement in the official price list of Euronext Amsterdam, no later than the next business day after the Expiration Date.

      “Expiration Date” means 9:00 a.m., New York City time, 3:00 p.m., Central European Time, on Thursday, April 29, 2004, unless we extend the period of time for which the Offer is open due to a requirement under applicable law, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.

      The Offer is subject to the condition set forth in “The Offer — Condition of the Offer.” If that condition is not satisfied, we may:

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction of the condition to the Offer relating to governmental or regulatory approval, or

•	terminate the Offer as to any Shares not then paid for.

      For a description of our rights and obligations relating to the extension, amendment, delay or termination of the Offer, see “The Offer — Extension of Tender Period; Termination; Amendment; Subsequent Offering Period” and “The Offer — Condition of the Offer.”

2.	Extension of Tender Period; Termination; Amendment; Subsequent Offering Period

Extension

      We may only extend the Offer beyond the Expiration Date if an extension is required by any order, injunction, rule, regulation, statute, law, interpretation or position of any governmental entity, including the SEC, the AFM or their respective staffs, applicable to the Offer or any period required by applicable law. In the event that such an extension results in PPR not consummating the Offer in accordance with its terms and accepting for payment and paying for Shares validly tendered on or before April 30, 2004, PPR will promptly implement an alternative transaction having the same economic result as that which would have resulted from consummation of the Offer in accordance with the terms of the Restated SIA and Settlement Agreement. If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositaries may retain tendered Shares on our behalf, and those Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under “The Offer — Withdrawal Rights.”

Amendment

      Our ability to amend the Offer is also limited in light of our contractual obligations under the Settlement Agreement and the Restated SIA, which dictate key terms of the Offer. If we are required by law to extend the Offer or delay our acceptance for payment of the Shares, we will promptly implement a transaction having the same economic result as that which would have resulted upon consummation of the Offer in accordance with the Settlement Agreement and the Restated SIA. Under U.S. law, material changes to the terms of a tender offer could require an extension of the offer period. If the consideration to be paid for shares pursuant to a tender offer is increased or decreased and the tender offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the tender offer is required to be extended until the expiration of such period of ten business days. If a material change in the terms of a tender offer (other than a change in price or percentage of securities sought) or in the information concerning the tender offer is made, the tender offer must be extended, if required by applicable law, for a period sufficient to allow the shareholders to consider the amended terms of the offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price, a minimum of ten business days may be required to allow adequate dissemination and investor response. The term “business day” means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time. Under Dutch law, however, any amendment to the consideration to be paid for shares pursuant to a tender offer or other material change to the terms of the tender offer would technically be treated as a new offer. It would depend on the circumstances and the timing of the change in the consideration or other material change whether the AFM would allow the offeror to maintain its original expiration date. In this context, the AFM could also require further publication requirements.

      Any delay, termination, waiver, extension or amendment of the Offer will be followed as promptly as practicable by public announcement made in accordance with applicable laws. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by (a) complying with the applicable public announcement requirements of Dutch law and the rules issued by Euronext Amsterdam and (b) issuing a press release to the Dow Jones News Service.

Subsequent Offering Period

      If immediately prior to the expiration of the Offer Period, the Shares not tendered into the Offer, when combined with Shares issuable upon the exercise of options that have been granted to Gucci’s employees, constitute less than the greater of:

•	15% of the issued and outstanding Shares; and

•	15 million Shares,

we will provide a subsequent offering period (as contemplated by Rule 14d-11 of the Exchange Act and the Interpretative Guidance of the AFM effective as of August 26, 2002) of at least ten business days but no more than 15 stock exchange days following the expiration date of the initial offering period. In addition, we reserve the right to provide a subsequent offering period of not fewer than three business days even if the above criteria are not met.

      During any such subsequent offering period, we will accept for payment and pay the Offer Price for any and all Shares tendered as and when such Shares are tendered. Any subsequent offering period will not affect the payment on or before April 30, 2004, for Shares tendered into the Offer and not withdrawn. In a public release, the SEC has expressed the view that inclusion of a subsequent offering period would constitute a material change to the terms of the Offer and would require PPR to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date. In the event we include a subsequent offering period, we will notify shareholders of Gucci in a manner consistent with the requirements of U.S. and Dutch securities laws and the Interpretative Guidance of the AFM effective as of August 26, 2002.

      Rule 14d-11 under the Exchange Act, as applicable to the Offer, permits us to include a subsequent offering period of between three and 20 business days (although the Settlement Agreement and the

Restated SIA require a minimum of ten business days in certain circumstances) to permit additional tenders of Shares if, among other things:

•	the initial Offer period has expired,

•	all conditions to the Offer are deemed satisfied or waived by us on or before the Expiration Date,

•	we accept and make payment to the Depositaries for all Shares validly tendered during the Offer by April 30, 2004,

•	we announce the results of the Offer, including the number and percentage of Shares tendered in the Offer, no later than April 30, 2004, and immediately begin the subsequent offering period, and

•	we accept and make payments to the Depositaries for Shares tendered during the subsequent offering period upon acceptance of those Shares by us.

      In addition, applicable Exchange Act rules allow us to extend any initial subsequent offering period by any period or periods, provided that the aggregate of the subsequent offering periods (including extensions of the subsequent offering period) is no more than 20 business days. However, the Interpretative Guidance of the AFM, effective as of August 26, 2002, limits the maximum possible subsequent offering period to 15 stock exchange days.

      No withdrawal rights apply to Shares tendered:

•	in a subsequent offering period, or

•	following the close of the Offer and prior to the commencement of the subsequent offering period.

The same consideration and Offer price (in each case in U.S. Dollars) will be paid to shareholders tendering Shares in the Offer or in any subsequent offering period. Any termination or amendment or extension of a subsequent offering period will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service and as provided for in the Interpretative Guidance of the AFM effective as of August 26, 2002. You should note, however, that, in light of our obligations under the Settlement Agreement and the SIA, our ability to extend, amend or terminate the Offer is very limited. See “Background of the Offer — Agreements Relating to the Settlement.”

Shareholder and Security Position Lists

      Gucci has provided us with its shareholder list and security position listings so we can disseminate the Offer to holders of Shares. We will send this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

3.	Acceptance for Payment and Payment

      Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn promptly after the Expiration Date.

      We reserve the right to cause a wholly owned subsidiary of PPR to make all payments for tendered Shares in connection with the Offer and thereby acquire such tendered Shares. In addition, we reserve the right, subject to compliance with applicable law, to delay the acceptance of validly tendered Shares for payment to the extent required under any applicable law. If we delay our acceptance for payment of the Shares in order to comply with applicable law or a court order, we will promptly implement a transaction having the same economic result as that which would have resulted upon consummation of the Offer in accordance with the Settlement Agreement and the Restated SIA.

      For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give written notice of our acceptance to BONY (for tendered U.S. Shares) or ABN AMRO (for tendered Dutch Shares). We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price for those Shares with the Depositary for those Shares. The Depositary for those Shares will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

      In all cases, payment for U.S. Shares accepted for payment pursuant to the Offer will be made only after timely receipt by BONY for your U.S. Shares of certificates for your U.S. Shares or of a confirmation of a book-entry transfer of such U.S. Shares into the Depositary’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal and any other required documents.

      In all cases, payment for Dutch Book-Entry Shares will be made only after the bank or other custodian through which your Dutch Book-Entry Shares are held (“Custodian”) on your behalf has tendered and transferred your Dutch Book-Entry Shares to ABN AMRO, which will accept transfer of such Dutch Book-Entry Shares on our behalf in accordance with the book-entry procedures of Euroclear Netherlands. In all cases, payment for Dutch Registered Shares will be made after you have submitted an Application Form, properly completed and executed (together with any share certificates issued for such Dutch Registered Shares), to Gucci stating that you wish to tender and transfer your Dutch Registered Shares to us. ABN AMRO will then distribute to each person who has tendered and transferred Dutch Shares pursuant to the Offer an amount equal to the Offer price times the number of validly tendered and transferred Dutch Shares by making a payment, in the case of Dutch Book-Entry Shares, to the Custodians for the benefit of their respective clients, or in the case of Dutch Registered Shares, into the bank account as designated by the tendering shareholder in the Application Form.

      In light of these procedures, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. ABN AMRO shall, on behalf of PPR, make payments for the Dutch Shares as soon as possible after completion of the Offer and otherwise in accordance with customary market practices. If the Offer is declared unconditional, the holders of Dutch Shares who have validly tendered and transferred their Shares to ABN AMRO prior to the Expiration Date and by 12:00 noon Central European Time on the date on which the Offer has been declared unconditional (which we expect to be April 30, 2004) generally will receive payment of $85.52 per Share via their Custodian on the same day, subject to extension of the tender period. If the Dutch Shares have been validly tendered but have not been transferred by 12:00 noon Central European Time on the day the Offer has been declared unconditional (which we expect to be April 30, 2004), holders of those Shares will generally receive payment on the first business day after the date on which the Dutch Shares have been tendered and transferred through the Custodian to ABN AMRO, if such Shares have been tendered and transferred before 12:00 noon Central European Time on such day.

      For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Procedure for Tendering Shares.”

      PPR will pay the Custodians a commission of $0.047 per Share, with a maximum of $10,000 per securities account, for the settlement of Dutch Shares that they tender on behalf of Gucci shareholders pursuant to the Offer. In the event that a Custodian tenders Dutch Shares that it holds for its own account, such Custodian will not be entitled to any fee or commission for such tender. If the Expiration Date is extended in the limited circumstances described in the Offer to Purchase, the Custodians will receive, in addition to the per-Share commissions described above, a fee of € 3.00 per additional client that has not previously tendered in the Offer but does so during such extension. In the event that PPR does not accept the Dutch Shares tendered pursuant to the Offer, the Custodians will only receive a fee of € 4.00 per client and will not be entitled to any other commission or fee in respect of the Offer. The Custodians must collect their fees from PPR through ABN AMRO within 30 days after PPR has accepted validly tendered Dutch Shares for payment pursuant to the Offer. Delivery of the Dutch Shares and payment of the cash consideration in the Offer will be free of charge for the holders of Dutch Shares who accept the Offer.

      Absent a court order or other legal action that would result in the extension of the Offer or a delay in acceptance of validly tendered Shares for payment in each case beyond April 30, 2004, we will not pay interest on the consideration paid for Shares pursuant to the Offer. Upon the deposit of funds with the Depositaries for the purpose of making payment to tendering shareholders, PPR’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the relevant Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

      If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

      If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at DTC), without expense to you, promptly following the expiration or termination of the Offer.

4.	Procedure for Tendering Shares

      U.S. Shares.     To tender U.S. Shares pursuant to the Offer, either:

•	BONY must receive, at its address set forth on the back cover of this Offer to Purchase, prior to the Expiration Date:

—	a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and certificates for the U.S. Shares to be tendered, or

—	delivery of the tendered U.S. Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), or

•	the guaranteed delivery procedure described below must be complied with.

      As the Offer is scheduled to expire at 9:00 a.m., New York City time, any tender of U.S. Shares, including any notices of guaranteed delivery, delivered to the U.S. Depositary on the morning of the date of the Expiration Date, whether by mail, hand, courier or facsimile, will not be received by the U.S. Depositary by the Expiration Date, and, accordingly, any such U.S. Shares will not be timely tendered. Accordingly, in order to tender U.S. Shares prior to the Expiration Date, such tender of U.S. Shares, including any Letters of Transmittal, Notices of Guaranteed Delivery, book-entry transfers by DTC and other items required to tender such U.S. Shares, must be received by the U.S. Depositary before expiration of the Offer.

      Dutch Shares.     To tender Dutch Shares pursuant to the Offer:

—	each holder of Dutch Book-Entry Shares who wishes to tender must adhere to the procedures for Dutch Book-Entry Shares set forth under “— Procedures for Book Entry Delivery” stated below, or

—	each holder of Dutch Registered Shares will be sent an Application Form, and, if such holder desires to tender, he or she must send this Application Form, properly completed and duly executed (together with any share certificates issued for such Dutch Registered Shares), to Gucci by registered mail, with delivery before 3:00 p.m., Central European Time, on the date of the Expiration Date. As set forth in the Application Form, each properly completed and duly executed Application Form (together with any share certificates issued for tendered Dutch Registered Shares) must be sent by registered mail and delivered before the Expiration Date to Gucci at the following address: Pinault-Printemps-Redoute S.A., c/o Gucci Group N.V, attention of Mr. Luca Mavero, Amstelplein 1, Rembrandt Tower, 1096 HA Amsterdam, The Netherlands.

Procedures for Book Entry Delivery

      BONY will establish an account with respect to the U.S. Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make delivery of U.S. Shares by causing DTC to transfer such Shares into BONY’s account in accordance with the procedures of DTC. However, although delivery of U.S. Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message (as defined below) and any other required documents must, in any case, be received by BONY at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to BONY. “Agent’s Message” means a message, transmitted by DTC to, and received by, BONY and forming a part of a book-entry confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

      Each holder of Dutch Book-Entry Shares will be contacted by customary practice by the Custodian through which that holder’s Dutch Book-Entry Shares are held. The Custodian will inquire as to whether that holder desires to tender his Dutch Book-Entry Shares pursuant to the Offer. Any holder of Dutch Book-Entry Shares who wishes to tender his Dutch Book-Entry Shares must so instruct such holder’s Custodian timely before 3:00 p.m., Central European Time, on April 29, 2004. All Custodians must notify ABN AMRO in writing before 3:00 p.m., Central European Time, on the Expiration Date, of the number of Dutch Book-Entry Shares tendered by their respective clients pursuant to the Offer. To tender a holder’s Dutch Book-Entry Shares, the Custodian through which that holder’s Dutch Book-Entry Shares are held must declare that (1) the Custodian has the holder’s tendered Dutch Book-Entry Shares in its administration, (2) the holder of the tendered Dutch Book-Entry Shares irrevocably represents and warrants that it has complied with the restrictions set forth under “The Offer — Certain Legal Matters; Regulatory Approvals — Restrictions,” and (3) the holder undertakes to transfer the tendered Dutch Book-Entry Shares to PPR through ABN AMRO on the date of acceptance of the Offer. Upon our acceptance of all tendered Shares pursuant to the Offer, the Custodians will cause the properly tendered Dutch Book-Entry Shares to be transferred in book-entry form into the Euroclear Netherlands account of ABN AMRO in accordance with Euroclear Netherlands procedures.

Signature Guarantees for U.S. Shares

      Except as otherwise provided below, all signatures on a Letter of Transmittal relating to tendered U.S. Shares must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the NYSE Medallion Signature Program (each an “Eligible Institution”). Signatures on those Letters of Transmittal need not be guaranteed if the Letter of Transmittal is signed by the registered holder of the Shares tendered with the Letter of Transmittal and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or if the Shares are tendered for the account of an Eligible Institution. See Instructions 2 and 6 of the Letter of Transmittal.

Guaranteed Delivery for U.S. Shares

      If you are a holder of U.S. Shares and you wish to tender those Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to BONY prior to the Expiration Date, or if you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender your U.S. Shares to BONY if all of the following conditions are met:

•	your tender is made by or through an Eligible Institution,

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by PPR is received by BONY (as provided below) prior to the Expiration Date, and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by BONY within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by courier, transmitted by facsimile transmission or mailed to BONY, and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

      The method of delivery of Shares and all other required documents, including through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary for your tendered Shares. If certificates for Shares are sent by mail, we recommend using registered mail with return receipt requested, properly insured.

Grant of Proxy for U.S. Shares

      By executing a Letter of Transmittal (or delivering an Agent’s Message), you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the U.S. Shares tendered and accepted for payment by us (and any and all other U.S. Shares or other securities issued or issuable in respect of such U.S. Shares on or after April 1, 2004). All such appointments are irrevocable and coupled with an interest in the tendered U.S. Shares. However, such appointment is effective only upon our acceptance for payment of such U.S. Shares. Upon such acceptance for payment of such U.S. Shares, all prior proxies and consents granted by you with respect to such U.S. Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Gucci’s shareholders, by written consent or otherwise. We reserve the right to require that, in order for U.S. Shares to be validly tendered, immediately upon our acceptance for payment of such U.S. Shares, we are able to exercise full voting rights with respect to such U.S. Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

Effect of Tender

      The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that:

•	you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal or otherwise communicated to the relevant Depositary or Gucci in accordance with the terms of the Offer, and

•	when we accept such Shares for payment, we will acquire good, marketable and unencumbered title to such Shares, free and clear of any liens, restrictions, charges and encumbrances and not subject to any adverse claims.

      Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Validity

      We and your Depositary will determine, in our sole discretion and to the extent legally permissible, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of PPR, the U.S. Dealer Manager, the Depositaries, the Information Agents or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Withdrawal Rights

Rights and Procedures

      You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, tenders are irrevocable. However, unless accepted for payment by us pursuant to the Offer, tenders of Shares may be withdrawn at any time after May 31, 2004. Moreover, if we are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary for your Shares may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section. Under Dutch law, if an extension of the Offer results in a postponement of the date on which the Offer may be declared unconditional, shareholders may, during the extended tender period, withdraw any Shares that have been tendered.

      To withdraw tendered U.S. Shares, a written notice of withdrawal with respect to those U.S. Shares must be timely received by the Depositary for your Shares at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the U.S. Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the U.S. Shares to be withdrawn have been delivered to the Depositary for your Shares, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, the notice must specify, in the case of U.S. Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of U.S. Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. As the Offer is scheduled to expire at 9:00 a.m., New York City time, any withdrawal of U.S. Shares delivered to the U.S. Depositary on the morning of the date the Expiration Date, whether by mail, hand or courier, will not be received by the U.S. Depositary by the Expiration Date, and, accordingly, any such U.S. Shares will not be timely withdrawn. Accordingly, in order to withdraw U.S. Shares prior to the Expiration Date, such withdrawal of U.S. Shares, including any signed and, if applicable, guaranteed notice of withdrawal, must be received by the U.S. Depositary before expiration of the Offer.

      To withdraw tendered Dutch Book-Entry Shares, a shareholder must notify his or her custodian prior to the Expiration Date. Custodians may withdraw tendered Dutch Book-Entry Shares only by facsimile or by any other written notice to ABN AMRO. Holders of Dutch Registered Shares should notify Gucci prior to the Expiration Date, whereupon the Application Form will be returned by Gucci to the relevant shareholder.

      Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer — Procedures for Tendering Shares” at any time prior to the Expiration Date.

No Withdrawal Rights During Subsequent Offering Period

      If we include a subsequent offering period (as described in more detail in “The Offer — Extensions of Tender Period; Termination; Amendment; Subsequent Offering Period”) following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment. In addition, no withdrawal rights will apply following the close of the Offer and prior to the commencement of a subsequent offering period.

Validity

      We will determine, in our sole discretion and to the extent legally permissible, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of PPR, the U.S. Dealer Manager, the Depositaries, the Information Agents or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6.	Certain United States Federal Income Tax and Netherlands Tax Consequences

United States Federal Income Tax Consequences

      This section summarizes the material United States federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of the Offer and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss all of the tax consequences that may be relevant to a shareholder in light of its particular circumstances or to shareholders subject to special rules, such as financial institutions, broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations, mutual funds, partnerships, S corporations and other pass-through entities and investors in pass-through entities, United States holders (as defined below) whose functional currency is not the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders that hold their Shares as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment and shareholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. For United States federal income tax purposes, the Offer generally will not be a taxable transaction for Gucci.

      Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer, including the effect of United States state and local tax laws or foreign tax laws.

      A United States holder refers to:

•	a citizen or resident of the United States,

•	a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States,

•	an estate, the income of which is includible in gross income for federal income tax purposes regardless of its source, or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

      A Non-United States holder refers to a shareholder that is not a United States holder.

      United States Holders. The receipt by a United States holder of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A United States holder will generally recognize gain or loss in an amount equal to the difference between the cash received by the shareholder pursuant to the Offer and the shareholder’s adjusted tax basis in the Shares tendered pursuant to the Offer. That gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the shareholder, and will be long-term capital gain or loss if the Shares have been held for more than one year. Shareholders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss (including limitations on the deductibility of a capital loss).

      Non-United States Holders. A tendering Non-United States holder will generally not be subject to United States federal income tax on any gain realized on a disposition of Shares unless:

•	the gain is effectively connected with a trade or business in the United States of that Non-United States holder, and the gain is attributable to a permanent establishment of the Non-United States holder maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting that Non-United States holder to United States income tax on a net basis,

•	that Non-United States holder is an individual and is present in the United States for 183 or more days during the taxable year of the sale, and certain other requirements are met, or

•	that Non-United States holder is subject to tax under the provisions of the Code regarding the taxation of United States expatriates.

Information Reporting and Backup Withholding

      Proceeds from the exchange of Shares for cash pursuant to the Offer that are paid to a United States holder (other than certain exempt recipients, such as corporations) generally are subject to information reporting and, if the United States holder fails to provide a valid taxpayer identification number to the depositary and comply with certain certification procedures or otherwise establish an exemption, to backup withholding at the applicable rate (currently 28%). A Non-United States holder may also be subject to information reporting and backup withholding at the applicable rate with respect to proceeds from the exchange of Shares for cash pursuant to the Offer.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder’s U.S. federal income tax liability if certain required information is furnished to the United States Internal Revenue Service in a timely manner. Holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current treasury regulations.

Netherlands Tax Consequences

      The following summary describes the principal Dutch tax consequences of a sale of the Shares under the Offer. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a Shareholder in relation to the decision to tender Shares in the Offer or that may be relevant to a shareholder in light of its particular circumstances or to shareholders subject to a special regime, such as the exempt status of qualifying pension funds. Furthermore, this summary does not address the Dutch tax consequences to holders of Gucci stock options, or the Dutch tax consequences of post-closing dividends. Each shareholder should consult a professional tax adviser with respect to the tax consequences of tendering the Shares. The discussion of certain Dutch taxes set forth below is included for general information only.

      This summary is based on the tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date hereof, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

      This summary does not address the tax consequences of the Offer for:

•	a corporate holder who holds a qualifying participation in Gucci within the meaning of article 13 of the Dutch Corporate Income Tax Act 1969 (generally, a corporate holder of Shares owns a qualifying participation in Gucci if such holder owns 5% or more of the total issued capital of Gucci),

•	an individual holder who, alone or together with his or her partner (a statutorily defined term) or certain other related persons directly or indirectly holds a “substantial interest” (aanmerkelijk belang) in Gucci, within the meaning of Section 4.3 of the Income Tax Act 2001 (generally, a holder of Shares holds a substantial interest in Gucci if such holder of Shares, alone or together with his or her partner (a statutorily defined term) or certain other related persons, directly or indirectly, holds (1) an interest of 5% or more of the total issued capital of Gucci or of 5% or more of the issued capital of a class of shares of Gucci, (2) rights to acquire, directly or indirectly, such an interest or (3) profit sharing rights (winstbewijzen) in Gucci that relate to 5% or more of the annual profit of Gucci or to 5% or more of the liquidation proceeds of Gucci); and

•	a corporate holder, non-resident of The Netherlands, who holds a “substantial interest,” as described above, in Gucci.

Dividend Withholding Tax

      No Dutch dividend withholding tax is due upon a sale of Shares in the Offer.

Corporate Income Tax and Individual Income Tax

Residents of The Netherlands

      If a corporate holder is subject to Dutch corporate income tax and the Shares are attributable to its (deemed) business assets, the gains realized upon the sale of the Shares are generally taxable in The Netherlands.

      If an individual holder is a resident or deemed to be a resident in The Netherlands for Dutch tax purposes (including an individual who has opted to be taxed as a resident of The Netherlands), the gains realized upon the sale of the Shares are taxable in The Netherlands at the progressive rates of the Income Tax Act 2001, if:

•	the holder of the Shares has an enterprise or an interest in an enterprise to which enterprise the Shares are attributable, or

•	the gains qualify as “income from miscellaneous activities” within the meaning of Section 3.4 of the Income Tax Act 2001 (resultaat uit overige werkzaamheden), which include activities with respect to the Shares that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer).

      If neither of the above conditions applies to the individual shareholder, the actual gains realized upon the sale of the Shares will not be taxable. Instead, the shareholder will be taxed at a flat rate of 30% on deemed income from “savings and investments” (sparen en beleggen) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual’s “yield basis” (rendementsgrondslag) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual’s yield basis at the end of the calendar year, insofar as the average exceeds a specified threshold. The fair market value of the Shares will be included in the individual’s yield basis. Individuals who owned Shares on January 1, 2004 will, therefore, have to include the fair market value of these Shares in the calculation of their 2004 yield basis.

Non-Residents of The Netherlands

      Capital gains realized upon the sale of the Shares by a holder that is not resident nor deemed to be a resident of The Netherlands for Dutch tax purposes are only taxable in The Netherlands if:

•	the holder has an entity or an interest in an entity that is carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative the Shares are attributable,

•	the holder is entitled to a share in the profits of an entity that is effectively managed in The Netherlands, other than by way of securities or through an employment contract and to which enterprise the Shares are attributable, or

•	with respect to an individual holder, the capital gains qualify as “income from miscellaneous activities” within the meaning of Section 3.4 of the Income Tax Act 2001 (resultaat uit overige werkzaamheden) in The Netherlands, which include activities in The Netherlands with respect to the Shares that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer).

Value Added Tax

      No Dutch VAT will arise in relation to the tendering of Shares by the holder in the Offer.

Other Taxes and Duties

      No registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be payable in The Netherlands in respect of or in connection with the Offer.

7.	Price Range of Shares; Dividends

      The Shares are listed and traded on Euronext Amsterdam under the symbol “GCCI.AS” and on the NYSE under the symbol “GUC.N.” The following table sets forth the high and low sales prices per Share on Euronext Amsterdam and the NYSE and the per share cash dividends declared for the Shares, based on published financial sources, commencing September 9, 2000, which is the date one year prior to the date we entered into the Settlement Agreement, for the calendar quarters indicated. The prices per Share below have been adjusted to give effect to the distribution in October 2003 of a special return of capital of € 13.50 per Share, but have not been adjusted to give effect to the special cash dividend of $7 per Share paid in December, 2001 to holders of Shares other than those owned by PPR in accordance with the Settlement Agreement.

	NYSE		Euronext
	($)		Amsterdam (€)
					Dividends
	High	Low	High	Low	($)

2000
Third Quarter (since September 9, 2000)	88.65	79.50	102.97	91.79	—
Fourth Quarter	87.91	67.30	102.13	75.54	—
2001
First Quarter	79.67	62.00	86.09	68.70	—
Second Quarter	78.87	65.42	92.08	74.87	—
Third Quarter	74.54	56.16	85.67	56.17	0.50
Fourth Quarter	77.48	68.35	87.36	74.53	7.00
2002
First Quarter	79.42	71.21	91.07	78.92	—
Second Quarter	83.67	77.31	93.60	78.71	—
Third Quarter	80.34	69.43	81.45	70.77	0.50
Fourth Quarter	77.39	69.82	79.04	70.98	—
2003
First Quarter	80.85	76.99	76.55	71.74	—
Second Quarter	82.78	79.92	76.81	68.54	—
Third Quarter	84.40	82.15	78.28	71.07	0.56
Fourth Quarter(1)	86.73	83.96	75.75	67.70	15.78
2004
First Quarter (through March 30, 2004)	86.06	85.37	70.80	65.70	—

(1)	Special return of capital in cash to all shareholders.

      On March 22, 2004, the last full trading day before announcement by Gucci’s Supervisory Board and PPR of the commencement of the Offer, the reported closing sales price of Shares on the NYSE Composite Tape was $85.47 per share, and the reported closing sales price of Shares on Euronext Amsterdam was € 69.10. On March 30, 2004, the reported closing sales price per Share on the NYSE Composite Tape was $85.54, and the reported closing sales price per Share on Euronext Amsterdam was € 70.15.

8.	Certain Information Concerning Gucci

General

      The Gucci Group is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bédat & Co., Alexander McQueen, Stella McCartney, Bottega Veneta and Balenciaga brands, Gucci designs, produces and distributes high-quality personal luxury items, including women’s and men’s ready-to-wear clothing, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group’s retail network includes directly operated stores throughout the world, while wholesale includes franchise stores and points of sale in select duty-free, department and specialty stores.

      Gucci’s operating activities are divided into five segments: (a) Gucci Fashion and Accessories; (b) Gucci Group Watches; (c) Yves Saint Laurent; (d) YSL Beauté; and (e) Other Operations.

•	Gucci Fashion and Accessories produces and distributes leather goods (handbags; small leather goods; luggage), ready-to-wear, shoes, ties and scarves and jewelry. All merchandise is produced nearly exclusively in Italy and is sold primarily through directly operated stores as well as through limited wholesale distribution channels including mono-brand franchise stores, fine travel retailers and luxury department and specialty stores throughout the world. Gucci’s licensees manufacture and distribute eyewear and perfume.

•	Gucci Group Watches produces in Switzerland and distributes globally Gucci, Yves Saint Laurent, Bédat & Co. and Boucheron brand watches. Gucci Group Watches operates distribution affiliates in major markets and sells to a select number of national distributors and high-end watch and department stores around the world.

•	Yves Saint Laurent products include principally women’s and men’s ready-to-wear, leather goods and shoes sold under the Rive Gauche label. Yves Saint Laurent distributes through directly operated and franchised stores throughout the world and through points of sale in select department and specialty stores. Yves Saint Laurent licenses the rights to manufacture and distribute certain products, including men’s apparel, accessories and eyewear.

•	YSL Beauté manufactures and distributes Yves Saint Laurent brand perfumes and cosmetics, Roger & Gallet brand toiletries, Alexander McQueen and Stella McCartney brand fragrances as well as perfumes under license for Oscar de la Renta, Van Cleef & Arpels and Fendi and, as of 2003, for Ermenegildo Zegna. YSL Beauté is fully integrated, with manufacturing facilities in France and 17 distribution affiliates. YSL Beauté sells to select department and specialty stores and duty free retailers and uses distributors to reach the smaller markets not covered by its affiliates.

•	Other Operations include individually less material businesses. The segment is comprised of Sergio Rossi, Boucheron, Bottega Veneta, Emerging Brands and Industrial Operations.

–	Sergio Rossi is a leading Italian designer, producer and distributor of luxury women’s footwear. In addition to women’s shoes, Sergio Rossi produces and distributes handbags and men’s footwear. Sergio Rossi sells through directly operated stores, franchisees, and points of sale in select department and specialty stores.

–	Boucheron products include fine jewelry (haute joaillerie; joaillerie; and bijoux), prestige watches and perfumes. Boucheron sells jewelry exclusively through directly operated stores, including its flagship store on Place Vendôme in Paris, and timepieces through both its directly operated stores and select department and specialty stores. As of 2003, YSL Beauté manages all aspects of Boucheron’s perfume activities, including marketing, distribution and the coordination of the international subsidiaries and distributors. The image of Boucheron perfumes continues to be managed by Boucheron’s management and design team in coordination with the development of jewelry and watches.

–	Bottega Veneta is a leading Italian designer, producer and distributor of luxury leather goods, shoes and ready-to-wear. Bottega Veneta’s principal product lines include women’s handbags and sacks, of which the woven intrecciato is the most well-known. Starting in 2003, Bottega Veneta has granted a license for eyewear.

–	The Company’s Emerging Brands include Stella McCartney, Alexander McQueen and Balenciaga. Smaller than the Company’s other brands, these businesses sell primarily women’s ready-to-wear and accessories through select department and specialty stores and a limited number of directly operated stores. In 2003, YSL Beauté commenced the production and distribution of Stella McCartney and Alexander McQueen perfumes.

–	Industrial Operations include principally four Italian shoe producers, two leather tanneries and a jewelry manufacturing facility. These businesses supply products and raw materials to the Company and third parties and provide expertise in strategically important product areas.

      A detailed discussion of Gucci’s businesses appears in its 2002 Annual Report to Shareholders, which is available at the offices of Gucci and on Gucci’s Annual Report on Form 20-F, which was filed by Gucci with the SEC and is available at the offices and/or website of the SEC. See “— Available Information.” The name, business address, principal occupation or employment, five year employment history and citizenship of each member of Gucci’s Supervisory Board and each executive officer of Gucci and other information are set forth on Schedule II.

Available Information

      Gucci is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Gucci is required to disclose in those reports information, as of particular dates, concerning Gucci’s directors and officers, their remuneration, stock options granted to them, the principal holders of Gucci’s securities and any material interest of those persons in transactions with Gucci. Those reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov.

Selected Financial Information

      Set forth below is selected consolidated financial information relating to Gucci. The selected consolidated income statement data for each of the years in the three-year period ended January 31, 2001, January 31, 2002, and January 31, 2003, and the selected consolidated balance sheet data as of January 31, 2001, January 31, 2002, and January 31, 2003, were derived from audited consolidated financial statements of Gucci, and the related notes thereto, included in Gucci’s Annual Report on Form 20-F for the fiscal years ended January 31, 2003, January 31, 2002 and January 31, 2001, filed with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents, which may be examined at, and copies of which may be obtained from, the offices of the SEC in the manner set forth above. In addition, the audited consolidated financial statements of Gucci and the related notes thereto for each of the fiscal years ended January 31, 2003, January 31, 2002 and January 31, 2001 are attached at Annex D to this Offer to Purchase.

      In addition, attached as Annex D are (i) the 2003 Audited Financial Information included in Gucci’s Report of Foreign Issuer on Form 6-K filed with the SEC on April 20, 2004, (ii) unaudited summarized consolidated financial results and the unaudited condensed consolidated balance sheet of Gucci for the three month period and the fiscal year ended January 31, 2004, included in Gucci’s Report of Foreign Issuer on Form 6-K, filed with the SEC on April 1, 2004, (iii) the unaudited summarized consolidated financial results for the six-month period ended July 31, 2003 and the unaudited condensed consolidated balance sheet as of July 31, 2003 included in Gucci’s Report of Foreign Issuer on Form 6-K, filed with the SEC on October 16, 2003 and (iv) the unaudited summarized consolidated financial results for the three-

month period ended October 31, 2003 and the unaudited condensed consolidated balance sheet as of October 31, 2003 included in Gucci’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 22, 2003.

      More comprehensive financial information is included in the above-mentioned filings, all of which are incorporated herein by reference. The financial information for the year ended January 31, 2004 has not been audited and is not accompanied by a review statement from Gucci’s independent auditors. An exemption from the Dutch requirement to include a review statement from Gucci’s independent auditor was granted by the AFM (see “Special Factors — Exemptions Granted by the AFM”). A holder of Shares should be aware that Gucci must consider the impact of subsequent events and additional information on its financial statements up through the actual date of issuance. As a result, Gucci’s audited financial statements for the year ended January 31, 2004 could be adjusted based on subsequent events and additional information.

      In connection with the exemption from the Dutch requirement to include a review statement from Gucci’s independent auditors granted by the AFM, Gucci’s independent auditors have provided the AFM with the following statement.

Auditors’ Statement

      We confirm that the consolidated balance sheets and the consolidated profit and loss accounts of Gucci Group N.V., Amsterdam, for the financial years ended January 31, 2003, 2002 and 2001, as included on pages 77 and 78* of this Offering Memorandum, are in accordance, in all material respects, with the annual accounts for the respective years from which they have been derived. We issued an unqualified auditors’ report on these annual accounts on May 30, 2003, May 27, 2002 and May 8, 2001, respectively.

      The extracted financial information is as of the dates of the referenced audit reports, has not been updated to reflect any events that have occurred in any subsequent periods and no subsequent review have been performed since the dates of such reports.

      For a better understanding of Gucci Group N.V. financial position and results and of the scope of our audit, the balance sheets, profit and loss accounts and cash flow statements should be read in conjunction with the annual accounts from which they have been derived and our auditors’ report thereon.

/s/ PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V.

March 31, 2004

* Page numbers refer to the Offer to Purchase as filed with the SEC on April 1, 2004 and correspond to pages 82 and 83 of this updated Offer to Purchase.

Gucci Group N.V.

Selected Consolidated Income Statement Data

	Fiscal Years Ended or at January 31,

	2003	2002	2001

	(Euros in thousands,
	except earnings per share and share data)
Income Statement Data
Net revenues	2,544,286	2,565,116	2,461,324
Gross profit	1,742,279	1,791,717	1,709,525
Selling, general and administrative expenses	1,436,420	1,393,123	1,264,452
Goodwill and trademark amortization	126,418	130,209	90,691
Operating profit (loss)	179,441	268,385	354,382
Restructuring expenses	—	(750)	96,630
Financial income, net	62,796	88,123	160,256
Other income (expenses)	(1,257)	10,586	2,038
Income before income taxes and minority interests	240,980	367,844	420,046
Income tax expense	19,286	58,679	48,823
Minority interests	5,060	3,370	(4,298)
Net income	226,754	312,535	366,925
Net income per share of common stock — basic	2.24	3.12	3.67
Net income per share of common stock — diluted	2.21	3.08	3.61
Weighted number of shares outstanding — basic	101,060,751	100,174,358	99,923,430
Weighted number of shares and share equivalents outstanding — diluted	102,422,918	101,524,040	101,590,732

Gucci Group N.V.

Selected Consolidated Balance Sheet Data

	Fiscal Years Ended or at January 31,

	2003	2002	2001

	(Euros in thousands,
	except Earnings per share)
Balance Sheet Data
Assets
Current assets
Cash and cash equivalents	2,934,578	2,964,907	3,350,030
Trade receivables, net	331,834	328,794	269,816
Inventories, net	472,028	450,027	355,744
Deferred tax assets	191,219	169,565	128,695
Current value of hedge derivatives	110,559	3,179
Other current assets	326,186	281,252	223,214
Total current assets	4,366,404	4,197,724	4,327,499
Non-current assets
Long-term financial assets	256,089	307,982	—
Property, plant and equipment, net	912,497	691,857	510,063
Goodwill, trademarks, other intangible assets and deferred charges, net	2,110,015	2,114,233	1,829,952
Deferred tax assets	72,452	64,338	74,738
Other non-current assets	63,150	46,852	36,037
Total non-current assets	3,414,203	3,255,262	2,450,790
Total assets	7,780,607	7,452,986	6,778,289

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	630,534	765,158	120,284
Trade payables and accrued expenses	478,479	467,123	480,105
Deferred tax liabilities and income tax payable	151,750	167,640	156,452
Other current liabilities	119,262	143,814	121,260
Total current liabilities	1,380,025	1,543,735	878,101
Non-current liabilities
Long-term financial payables	1,202,411	824,415	981,270
Pension liabilities and severance indemnities	50,831	47,550	40,802
Long-term tax payable and deferred tax liabilities	373,159	379,392	372,429
Other non-current liabilities	38,182	33,616	56,083
Total non-current liabilities	1,664,583	1,284,973	1,450,584
Total liabilities	3,044,608	2,828,708	2,328,685
Minority interests	64,566	65,855	23,706
Shareholders’ equity	4,671,433	4,558,423	4,425,898
Total liabilities and shareholders’ equity	7,780,607	7,452,986	6,778,289

Additional Financial Information

      The following table sets forth the net book value and net book value per share of Gucci for the fiscal years ended January 31, 2003, 2002 and 2001.

	Fiscal Year Ended January 31,

	2003	2002	2001

	(Euros in thousands,
	except earnings per share and share data)
Net book value	4,735,999	4,624,278	4,449,604
Net book value per share	47.25	45.91	44.45

      Set forth below is the ratio of earnings to fixed charges of Gucci for the fiscal years ended January 31, 2003, 2002 and 2001.

	Fiscal Year Ended
	January 31,

	2003	2002	2001

Ratio of earnings to fixed charges	4.2	5.5	7.6

9.	Certain Information Concerning PPR

      PPR is a société anonyme with a management board and a supervisory board and organized under the laws of the Republic of France. We are a leading French specialized distributor and, largely through our ownership in Gucci, have become a major player in the luxury goods sector. Founded in 1963 as a timber trading company, we became one of the European leaders in specialized distribution in the mid-1990s. PPR entered the business of retail distribution in the early 1990s, and subsequently the luxury goods sector in 1999. In 2002, we commenced a strategic plan to focus on retail distribution and luxury goods. In 2002, we recorded sales of € 27.4 billion and had over 100,000 employees. Artémis is a société anonyme organized and existing under the laws of the Republic of France, and, as of February 9, 2004, beneficially owned approximately 42.2% of our outstanding share capital and 56.7% of our voting rights. Artémis holds either a majority or a significant stake in businesses of various types, located in France and abroad. In addition to its ownership stake in PPR, Artémis is a significant shareholder in Bouygues, a French telecommunications and construction company; is the 100% owner of Christie’s, the auction house; is present in the insurance business through Aoba Life in Japan and Aurora in the United States and in the press through the Le Point and Finintel groups; and invests in new technologies through its participation in LDCom. The name, business address, principal occupation or employment, five year employment history and citizenship of each member of the Supervisory Board and each executive officer of PPR, Artémis, Scholefield and Marothi and certain other information are set forth on Schedule I.

Available Information

      PPR is exempt from the filing requirements of the Exchange Act, but it must furnish relevant information to the SEC in accordance with Rule 12g3-2(b) of the Exchange Act. PPR is required to furnish to the SEC, among other things, the information that PPR:

•	has made or is required to make public pursuant to French law;

•	has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

•	has distributed or is required to distribute to its securityholders.

      Documentation furnished by PPR to the SEC and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Gucci in “The Offer — Certain Information Concerning Gucci.”

Selected Financial Information

      Set forth below is selected consolidated financial information relating to PPR and its subsidiaries. This selected consolidated financial information was excerpted or derived from PPR’s audited consolidated financial statements which were prepared in accordance with generally accepted accounting principles in France. As PPR’s financial statements are subject to French auditing and auditor independence standards, they may not be comparable to financial statements of United States companies. This selected consolidated financial information is not required to be furnished under the rules of the SEC and does not include all the disclosures that would be required under the SEC’s rules, such as a reconciliation to generally accepted accounting principles in the United States.

PINAULT-PRINTEMPS-REDOUTE S.A.

CONSOLIDATED INCOME STATEMENT

	December 31,

	2003	2002	2001

	(In millions of euros)
Net sales	24,360.8	27,375.4	27,798.5
Cost of sales	(15,178.9)	(16,785.6)	(17,170.8)

Gross margin	9,181.9	10,589.8	10,627.7

Payroll expenses	(3,503.8)	(3,863.5)	(3,754.1)
Other operating income and expenses	(3,924.9)	(4,444.5)	(4,456.8)

EBITDA	1,753.2	2,281.8	2,416.8

Depreciation and amortization	(456.4)	(454.9)	(438.5)

Operating income	1,296.8	1,826.9	1,978.3

Net financial expenses	(313.6)	(414.6)	(417.8)

Income from ordinary activities before taxes	983.2	1,412.3	1,560.5

Non recurring items	(31.0)	1,278.0	(33.0)
Income taxes	(143.0)	(705.7)	(291.7)

Net income of consolidated companies	809.2	1,984.6	1,235.8

Share in earnings of equity affiliates	54.9	(5.8)	6.6
Amortization of goodwill	(119.3)	(234.3)	(149.0)

Net income before minority interests	744.8	1,744.5	1,093.4

Minority interests	100.2	155.3	340.7

Attributable net income (1)	644.6	1,589.2	752.7

Earnings per share (in euros)	5.34	13.04	6.32

Fully diluted earnings per share (in euros)	5.08	12.58	6.21

(1)	Before net non-recurring items, attributable net income and earnings per share are as follows:

Attributable net income	573.6	672.2	774.0
Earnings per share (in euros)	4.75	5.52	6.50
Fully diluted earnings per share (in euros)	4.54	5.37	6.38

PINAULT-PRINTEMPS-REDOUTE S.A.

CONSOLIDATED BALANCE SHEET

	December 31,

	2003	2002	2001

	(In millions of euros)
ASSETS
Fixed assets:
Goodwill	3,356.0	4,216.1	5,291.9
Other intangible assets	7,104.5	6,639.3	6,496.1
Property, plant and equipment	2,668.2	2,774.0	2,669.7
Long-term investments
Investments in equity affiliates	171.6	207.3	76.6
Non consolidated investments	83.9	128.7	151.9
Other investments (1)	180.5	223.5	453.5

	436.0	559.5	682.0

Total fixed assets	13,564.7	14,188.9	15,139.7
Current assets:
Inventories and work-in-progress	3,417.5	3,743.3	3,822.6
Operating receivable (2)	3,168.6	3,514.8	3,778.8
Customer loans (2)	439.9	469.5	5,440.1
Non-operating receivables (2)	979.3	1,093.6	1,088.8
Short term receivables on divestments	—	1,857.4	—
Marketable securities	2,204.6	3,606.5	3,955.4
Cash	864.8	1,549.6	1,753.8

Total current assets	11,074.7	15,834.7	19,839.5

Total assets	24,639.4	30,023.6	34,979.2

(1) including due within less than one year:	23.5	68.1	276.3
(2) including due after more than one year:	305.3	313.3	2,053.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Share capital	489.6	489.6	489.6
Additional paid-in capital	2,164.3	1,787.9	1,787.9
Cumulative translation adjustments	264.7	577.6	838.3
Consolidated reserves	3,336.0	2,024.4	1,823.6
Attributable net income for the year	644.6	1,589.2	752.7

Shareholders’ equity — Group share	6,899.2	6,468.7	5,692.1

Minority interests	1,731.5	2,718.6	2,867.9

Consolidated shareholder’s equity	8,630.7	9,187.3	8,560.0

Reserves for contingencies:
Retirement and related commitments (1)	166.0	191.0	149.4
Other contingencies (1)	392.8	427.1	660.4

	558.8	618.1	809.8
Liabilities:
Net borrowings excluding customer loans (2)	8,101.2	11,962.3	12,128.0
Financing of customer loans (2)	439.9	469.5	5,421.7

	8,541.1	12,431.8	17,549.7

Operating payables (3)	5,980.3	6,557.6	6,607.3
Customer deposits (3)	—	—	18.4
Non-operating payables (3)	928.5	1,228.8	1,434.0

	15,449.9	20,218.2	25,609.4

Total liabilities and shareholders’ equity	24,639.4	30,023.6	34,979.2

(1) including due within less than one year:	228.4	306.9	344.2
(2) including due within less than one year:	3,294.5	4,886.5	8,947.9
(3) including due after more than one year:	227.3	231.6	139.0

PINAULT-PRINTEMPS-REDOUTE S.A.

CONSOLIDATED CASH FLOW STATEMENT

	December 31,

	2003	2002	2001

	(In millions of euros)
Net income of consolidated companies	809.2	1,984.6	1,235.8
Dividends received from equity affiliates	4.8	4.1	6.6
Other non cash movements	334.4	(702.0)	205.5

Net cash from operating activities before changes in working capital	1,148.4	1,286.7	1,447.9

Changes in working capital	(130.7)	216.3	360.9
Changes in customer loans	(0.8)	(119.4)	(151.5)

Net cash from operating activities	1,016.9	1,383.6	1,657.3

Acquisitions of tangible and intangible assets	(707.0)	(868.1)	(850.6)
Disposals of tangible and intangible assets	207.2	195.7	265.9

Net operating investments	(499.8)	(672.4)	(584.7)

Net financial investments	167.1	2,516.7	(1,818.7)

Net cash used by investing activities	(332.7)	1,844.3	(2,403.4)

Changes in borrowings	(3,877.3)	(1,072.6)	1,204.3
Capital increase	(376.2)	1.7	503.3
Dividends paid by Pinault-Printemps-Redoute, parent company	(266.7)	(278.4)	(254.3)
Dividends paid to minority interests	(54.6)	(99.6)	(393.1)

Net cash from financing activities	(4,574.8)	(1,448.9)	1,060.2

Impacts of treasury stock	22.5	(451.8)	(0.6)
Impact of changes in exchange rates	(76.0)	(22.9)	176.1

Net increase in cash and cash equivalents	(3,944.1)	1,304.3	489.6

Cash and cash equivalents at beginning of the year	7,013.5	5,709.2	5,219.6
Cash and cash equivalents at end of the year	3,069.4	7,013.5	5,709.2

Transactions with no impact on cash and equivalents —
lease financing operations	91.0	—	22.1

As at December 31, 2002, “Net increase in cash and cash equivalents” and “Cash and cash equivalents at end of the year” include short term receivables on divestments for Euro 1,857.4 million.

10.	Source and Amount of Funds

      We will need approximately $2.9 billion to purchase all Shares that are not beneficially owned by PPR (including Shares underlying vested and exercisable in-the-money options) pursuant to the Offer and to pay related fees and expenses. We intend to pay for all Shares validly tendered and not withdrawn in the Offer with funds from cash on hand, commercial paper and borrowings under existing credit facilities. There are no alternative financing arrangements or alternative financing plans. We reserve the right to cause a wholly owned subsidiary of PPR to make on our behalf any payments due to Gucci shareholders who tender Shares and to thereby acquire those tendered Shares.

11.	Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Registration under Securities Laws

      If we effect a Compulsory Buy-Out, the price to be paid in the Compulsory Buy-Out would ultimately be determined by the CBO Court. We cannot guarantee that, if the Compulsory Buy-Out is completed, remaining holders of Shares would receive the same amount of consideration that these shareholders would have received had they tendered in the Offer.

      If we are unable to effect the Compulsory Buy-Out, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than PPR. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

      We agreed in the Settlement Agreement that, until the later of

•	the expiration of the Offer Period, and

•	the completion of the subsequent offering period, if any,

and thereafter, for so long as no less than the greater of

•	15% of the outstanding Shares, and

•	15 million Shares,

remain outstanding, we will use best efforts to cause Gucci to maintain the listing of the Shares on the NYSE and Euronext Amsterdam. This best efforts obligation, however, does not include an obligation by us to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the NYSE or Euronext Amsterdam. Thus, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE and/or Euronext Amsterdam for continued listing and may, therefore, be delisted from one or both of such exchanges. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things:

•	there were fewer than 400 holders,

•	there were fewer than 1,200 holders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months,

•	the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) was less than 600,000,

•	the average global market capitalization of the Shares over a consecutive 30 trading-day period was less than $50 million and total stockholders’ equity is less than $50 million,

•	the average global market capitalization of the Shares over a consecutive 30 trading-day period was less than $15 million,

•	for companies that qualified for original listing under the “global market capitalization” standard:

•	the average global market capitalization over a consecutive 30 trading-day period is less than $500 million and total revenues are less than $20 million over the last 12 months; or

•	the average global market capitalization over a consecutive 30 trading-day period is less than $100 million.

      According to the rules of Euronext Amsterdam, Euronext may allow for termination of the listing of the Shares at the request of Gucci if PPR holds 95% or more of the outstanding Shares. Euronext may also decide to terminate the listing of the Shares if trading volumes for the Shares are very limited.

      If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE and/or Euronext Amsterdam for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

      If the NYSE and/or Euronext Amsterdam were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through the Nasdaq National Market or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. The Shares are currently “margin securities” under the regulations of the Board of Governors of the United States Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

      The Shares are currently registered under the Exchange Act. Registration may be terminated upon application of Gucci to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Gucci to holders of Shares and to the SEC and would make many of the provisions of the Exchange Act, such as the provisions requiring periodic filings, no longer applicable to the Shares. Furthermore, “affiliates” of Gucci and persons holding “restricted securities” of Gucci may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or NASDAQ National Market reporting.

12.	Effect of the Offer on Gucci Stock Options

      Gucci anticipates that if less than the greater of:

•	15 million Shares and

•	15% of Gucci’s outstanding Shares

remain outstanding after completion of the Offer, unvested and unexercised options issued under Gucci’s Amended and Restated Incentive Stock Option Plan (the “Amended Gucci Option Plan”) and (if agreed by option holders) unexercised options issued under Gucci’s previous incentive stock option plan (the “Old Gucci Option Plan”) will be converted into SARs, which would convert to cash payments by Gucci when the SARs are exercised. The SARs would have the same vesting period as the options, and the cash amounts payable upon exercise of the SARs would be determined based on a formula that would measure the value of Gucci as compared to other stock exchange listed companies in the luxury goods industry. For options under the Old Gucci Option Plan, if the option holder consents to the conversion of his options into SARs, each unvested option to purchase one Share will be converted into a SAR with respect to

1.1 Shares. For options under the Amended Gucci Option Plan, each unvested option to purchase one Share will be converted into a SAR with respect to one Share. The form of agreement between Gucci and certain option holders regarding the treatment of unvested options under the Old Gucci Option Plan and the form of the Share Option and Share Appreciation Rights Agreement setting forth the conversion into SARs of options issued under the Amended Gucci Option Plan, were each filed with the SEC as exhibits to PPR’s Schedule TO on March 31, 2004.

      Vested options under the Old Gucci Option Plan will not convert into SARs. Holders of such options may exercise their options and tender the resulting Shares into the Offer. Holders of such options who do not exercise their options and tender into the Offer will continue to have the right to purchase Shares in accordance with the terms of their option agreements under the Old Gucci Option Plan. However, there may not be an active public trading market for the Shares obtained through the exercise of options after completion of the Offer. See “The Offer — Effect of the Offer on the Market for the Shares; Stock Exchange Listings; Registration under Securities Laws.”

13.	Dividends and Distributions

      Pursuant to the Settlement Agreement, Gucci agreed that, except for the special cash dividend of $7 per Share paid to holders of all outstanding Shares other than those owned by PPR in accordance with the Settlement Agreement (which was paid in the fourth quarter of 2001), Gucci would not declare a special dividend (i.e., a dividend other than an ordinary dividend declared and paid by Gucci consistent with past practice) prior to the date of this Offer without the prior approval of a majority of the Independent Directors. Gucci and PPR further agreed that, in the event of a special dividend that has been approved by a majority of the Independent Directors, a majority of the Independent Directors would determine the appropriate adjustment, if any, to be applied to the Offer Price, provided that the Offer Price may not be reduced by more than the present value of the special dividend, calculated by reference to a payment date of April 30, 2004, using the payment date for the dividend and using a discount rate equal to 1% plus the 3-month London Interbank Offer Rate (or any successor rate) then in effect.

      As discussed under “Special Factors — Adjustment of Initial Offer Price” in October 2003, Gucci distributed € 13.50 per share in the form of a return of capital, and the Offer Price was correspondingly decreased to $85.52 in accordance with the Settlement Agreement and the Restated SIA.

14.	Condition of the Offer

      Notwithstanding any other provision of the Offer, PPR will not be required to accept for payment, purchase or pay for, subject to any applicable regulations of the SEC, and may delay the acceptance for payment of or, subject to applicable regulations of the SEC, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if, at any time on or after April 1, 2004, and prior to the Expiration Date, any governmental entity shall have enacted or promulgated any statute, rule, regulation or law that prohibits or makes illegal the commencement, making or consummation of the Offer, or an order or injunction of a court of competent jurisdiction or other governmental entity in effect precluding the commencement, making or consummation of the Offer.

      If we do not consummate the Offer due to the failure of the condition set forth above, then we will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Settlement Agreement and the Restated SIA. See “Special Factors — Agreements Relating to the Settlement.”

15.	Certain Legal Matters; Regulatory Approvals

General

      We are not aware of any governmental license or regulatory permit that appears to be material to Gucci’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. There is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Gucci’s business. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “The Offer — Condition of the Offer.”

Restrictions

      The distribution of the Offer to Purchase and any separate documentation relating to the Offer and the making of the Offer may, in some jurisdictions, be restricted or prohibited by applicable law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer to Purchase or other documentation relating to the Offer should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

      De verkrijgbaarstelling van het Biedingsbericht alsmede enige andere documentatie met betrekking tot het Bod en het uitbrengen van het Bod kunnen in bepaalde jurisdicties aan bepaalde restricties onderhevig zijn. Dit Bod wordt niet, direct of indirect, gedaan in en mag niet worden geaccepteerd vanuit enige jurisdictie waarin het doen van het Bod of de aanmelding onder het Bod niet in overeenstemming is met de in die jurisdictie geldende wet-en regelgeving. Het niet voldoen aan deze restricties kan een overtreding van de effectenwet-en regelgeving van de betreffende jurisdictie opleveren. PPR, Gucci en hun adviseurs sluiten iedere aansprakelijkheid terzake overtredingen van voornoemde restricties uit. Houders van aandelen in Gucci Group N.V. dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie.

Antitrust

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because PPR currently owns in excess of 50% of Gucci’s issued and outstanding voting common stock. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of PPR’s or Gucci’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

16.	Fees and Expenses

      JPMorgan is acting as financial advisor to PPR, and J.P. Morgan Securities Inc. is acting as U.S. Dealer Manager, in connection with the Offer. For a description of the fees, expenses and other material terms of the engagements of JPMorgan and J.P. Morgan Securities Inc., as well as any material relationships that existed between PPR and these entities and their affiliates, see “Special Factors — Opinion of PPR’s Financial Advisor.”

      We have retained MacKenzie Partners, Inc. and Innisfree M&A Incorporated to act as the Information Agents and BONY and ABN AMRO to act as the Depositaries in connection with the Offer (with BONY acting as the Depositary with respect to tendered U.S. Shares and ABN AMRO acting as the Depositary with respect to tendered Dutch Shares). The Information Agents may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners MacKenzie Partners may conduct all or a portion of its ordinary cause solicitations in Europe through Contact Partners Ltd., an entity that is not affiliated with MacKenzie Partners. The Information Agents and the Depositaries each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws. We will not pay any fees or commissions to any broker or dealer or any other person (other than the U.S. Dealer Manager, the Information Agents and the Depositaries) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

      The Supervisory Board and Management Board of Gucci have retained Morgan Stanley and UBS to serve as their financial advisors. For a description of the fees, expenses and other material terms of the engagements of these financial advisors, as well as any material relationships that existed between Gucci and these financial advisors, see “Special Factors — Opinions of Gucci’s Financial Advisors.”

      The following is an estimate of fees and expenses to be incurred in connection with the Offer:

Fees and Expenses to be Paid by PPR:
Financial Advisor and U.S. Dealer Manager	$2,117,325	*
Advertising	$175,000
Filing	$401,865
Depositaries	$1,600,000
Information Agents (including mailing)	$250,000
Legal, Printing and Other Miscellaneous Fees	$2,750,000

Total	$7,294,190

Fees and Expenses to be Paid by Gucci:
Financial Advisors	$2,209,900	**
Legal, Printing and Miscellaneous	$1,500,000	**

Total	$3,709,900

*	€ 1,750,000 using an exchange rate of € 1 to $1.2099 as of March 26, 2004

**	Converted to U.S. dollars from Euros using an exchange rate of $1.2099 as of March 26, 2004.

17.	Certain Notices

      The AFM and Euronext Amsterdam have been informed of the Offer. The AFM has reviewed this Offer to Purchase, and any comments raised by the AFM have been discussed with the AFM and are reflected herein.

18.	Statements Pursuant to the Dutch Securities Decree

      We hereby make the following statements:

(a) the information set out in Article 9p of the Dutch Securities Decree has been (or will be) provided to the AFM;

(b) it is not expected that, as a consequence of the Offer, the interests of the employees of Gucci will be affected except for any consequences to the options held by employees;

(c) as PPR already is the majority shareholder of Gucci, holding approximately 66.83% of the Shares as of April 1, 2004, further purchases of Shares by PPR pursuant to the Offer will not give rise to any information or consultation obligations with the relevant trade unions pursuant to the Dutch Merger Code 2000 (SER-besluit Fusiegedragsregels 2000);

(d) the AFM has been informed of the Offer;

(e) the composition of the Gucci Management Board and Gucci Supervisory Board may change as set forth in this document; and

(f) we declare that, except as set forth in this Offer to Purchase:

(1) no transactions have taken place with individuals or with legal entities within the meaning of Article 9i, section s or u of the Dutch Securities Decree; and

(2) no transactions have taken place within the meaning of Article 9i, section t, of the Dutch Securities Decree.

19.	Miscellaneous

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

      No person has been authorized to give any information or make any representation on behalf of PPR not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

      We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer which includes information required by Schedule 13E-3. In addition, Gucci has filed a Solicitation/ Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer — Certain Information Concerning PPR — Available Information” of this Offer to Purchase (except that such information will not be available at the regional offices of the SEC).

      Pursuant to Section 32a of the Dutch Securities Decree, a securities institution (effecteninstelling), as defined under the Dutch Securities Act, is prohibited from cooperating with the implementation and settlement of a tender offer that is commenced in breach of the provisions contained in Chapter IIA of the Dutch Securities Act.

      For further background information concerning the relationship between Gucci and PPR and the Offer, we refer you to the Information Circular, dated as of January 31, 2002, of Gucci and PPR, which Gucci previously filed as a Report of Foreign Issuer on Form 6-K with the SEC on January 31, 2002, and the press releases of Gucci and PPR attached as Annex F to this Offer to Purchase.

20.	Statement of Responsibility

      The following statement of responsibility is being furnished in compliance with the Dutch Securities Decree. The information included in the sections entitled “Background of the Offer — Post-Alliance Gucci Business Plan”; “Background of the Offer — Adjustment of Initial Offer Price”; “Background of the Offer — Announced Departure of Domenico De Sole and Tom Ford”; “Background of the Offer — January 2004 Independent Director Deliberations”; “Background of the Offer — March 2004 Independent Director, Gucci Supervisory Board and Gucci Management Board Deliberations”; “Background of the Offer — Publication of Gucci Year-End Results”; “Special Factors — Recommendations of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer”; “Special Factors — Shareholders’ Meeting”; “Special Factors — Beneficial Ownership of Shares — Gucci”; “Special Factors — Transactions and Arrangement Concerning the Shares” (to the extent information in such section relates to transactions and arrangements involving Gucci, its executive officers, directors, affiliates, associates or majority owned subsidiaries, but excluding information relating to transactions or arrangements involving PPR and its affiliates and their respective officers and directors); “Special Factors — Interest of Certain Persons in the Offer” (to the extent information in such section relates to the interests of Gucci’s executive officers and directors, but excluding information relating to the interests of PPR and its officers and directors), and “The Offer — 8. Certain Information Concerning Gucci”; and the information included on “Schedule II” and “Schedule III — Purchases of Common Shares — Gucci” has been provided by Gucci. The information included in the other sections of this Offer to Purchase has been provided by PPR, except for the information set forth in the sections entitled “Special Factors — Opinions of Gucci’s Financial Advisors” and “Special Factors — Opinion of PPR’s Financial Advisor”. PPR, on the one hand, and Gucci, on the other hand, are exclusively responsible for the accuracy and completeness of the information contained in this Offer to Purchase and provided by them for inclusion herein. Each of PPR and Gucci confirms that the information provided by it and, contained in this Offer to Purchase is, to the best of its knowledge, true and accurate in any material aspect and there are no other facts the omission of which would make any statement provided by it in this Offer to Purchase misleading in any material aspect. For information on the individual members of the Supervisory Board and the Management Board of PPR and the individual members of the Supervisory Board and the Management Board of Gucci, please refer to Schedules I and II, respectively, attached to this Offer to Purchase.

PINAULT-PRINTEMPS-REDOUTE S.A.

GUCCI GROUP N.V.

April 1, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PPR, ARTÉMIS, SCHOLEFIELD AND MAROTHI

1.	Directors and Executive Officers of PPR

      The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each member of the Supervisory Board and each executive officer of PPR are set forth below. The principal place of business of PPR and, unless otherwise indicated below, the business address of each director and officer is care of Pinault-Printemps-Redoute S.A., 10, avenue Hoche, 75381 Paris Cedex 08, France. PPR’s telephone number is (011 33 1) 45 64 61 00. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PPR. None of PPR or the members of the Supervisory Board or executive officers of PPR listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Supervisory Board of PPR

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

René Barbier de La Serre c/o Compagnie Financière Edmond de Rothschild 47, rue du Faubourg St. Honoré 75008 Paris France	France	Member of the Supervisory Board
(since May 10, 1999 – current term expires 2004)

Director of CALYON, Sanofi-Synthélabo and Schneider Electric; Member of the Supervisory Board of Compagnie Financière Saint Honoré, La Compagnie Financière Edmond de Rothschild Banque and Euronext N.V.; Censor of Fimalac and Nord Est; Chairman of the Board of Directors of Tawa UK Ltd and Representative Director of Harwanne Compagnie de participations industrielles et financières SA (Suisse).

July 1992 - January 2001:
Advisor to the Chairman of CCF

Patricia Barbizet-Dussart c/o Artémis 12, rue François Ier 75008 Paris France	France	Chairman of the Supervisory Board

Member of the Supervisory Board
(since December 11, 1992 – current term expires 2004)

CEO of Financière Pinault (since October 2000) and Artémis (since December 1992); Chairman and CEO of Piasa; Chairman of the Board of Directors of Christies International Plc and of the Société Nouvelle du Théâtre Marigny; Director of Artémis, FNAC SA, Air France and TF1; Member of the Supervisory Board of Gucci Group N.V. and Yves Saint Laurent; permanent representative of Artémis on the Board of Agefi, Bouygues and Sebdo le Point; Member of the Managing Board of Château Latour.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Pierre Bellon c/o Sodexho Alliance 3, avenue Newton 78180 Montigny le Bretonneux France	France	Member of the Supervisory Board
(since December 19, 2001 – current term expires 2008)

Chairman of the Board of Directors and CEO of Sodexho Alliance; Chairman of the Supervisory Board of Bellon SA; Director of Abbar and Zainy Sodexho Catering Company, Sodexho, Inc. and Sodexho Nederland B.V.; Vice-Chairman of the Medef and Director of the Association Nationale des Sociétés par Actions (ANSA).
Allan Chapin c/o Compass Partners 599 Lexington Avenue New York, New York 10022 United States of America	United States	Member of the Supervisory Board
(since May 21, 2002 – current term expires 2008)

Partner of Compass Partners International LLC; Director of Interbrew SA, General Security Indemnity Co., Scor Reinsurance Co., Scor SA, Scor Us Corporation and French American Foundation; Advisory Board Member of the Toronto Blue Jays and Chairman of The American Friends of the Pompidou Foundation.

Luca Cordero di Montezemolo c/o Ferrari via Abetone Inferiore 4 41053 Maranello Modena Italy	Italy	Member of the Supervisory Board
(since December 19, 2001 – current term expires 2004)

Chairman of Ferrari Spa, Bologna Fiere, Bologna Congressi, Fieg, Imprenditori Associati and Maserati; Vice-Chairman of ITEDI; Member of the Board of Directors of Aelia, Bologna Football Club 1909, Editrice La Stampa, Itama Cantieri Navali, Linea Pelle, Merloni Elettrodomestici, Parco di Roma, Tod’s, Unicredit Banca d’Impresa and Victoria 2000.

Anthony Hamilton c/o Fox-Pitt, Kelton Group Ltd. 30 St. Mary Axe London EC3A8EP United Kingdom	England	Member of the Supervisory Board
(since May 21, 2002 – current term expires 2008)

Chairman of Fox-Pitt, Kelton Limited, Axa UK plc. and Axa Equity & Law plc.; Director of Axa Financial Inc., Binley Limited, Fox-Pitt, Kelton Limited, Fox-Pitt, Kelton Group Limited and Swiss Re Capital Markets Limited and Member of the Supervisory Board of Axa.

1994 – February 2003: Chairman and CEO of Fox-Pitt, Kelton Group Limited.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

François Henrot c/o Rothschild & Cie Banque 17, avenue Matignon 75008 Paris France	France	Member of the Supervisory Board
(since September 20, 1995 – current term expires 2004)

Managing Partner of Rothschild et Cie Banque; Director of Carrefour and Eramet and Member of the Supervisory Board of Cogedim and Vallourec.

April 1997 – Present: Partner of Rothschild et Cie Banque.

Philippe Lagayette c/o J.P. Morgan & Cie S.A. 14, Place Vendome 75001 Paris France	France	Member of the Supervisory Board
(since January 20, 1999 – current term expires 2006)

Chairman and CEO of J.P. Morgan et Cie SA (since July 1998); Managing Director and Chairman of the Paris Management Committee of J.P. Morgan Chase Bank; Director of Eurotunnel, Fimalac and La Poste.

Alain Minc c/o A.M. Conseil 10, avenue George V 75008 Paris France	France	Member of the Supervisory Board
(since November 27, 1991 – current term expires 2008)

Chairman of AM Conseil (for more than five years), Chairman of the Supervisory Board of Le Monde, and Director of FNAC SA, Valeo and Vinci.

François Jean Henri Pinault c/o Artémis 12, rue François Ier 75008 Paris France	France	Member of the Supervisory Board
(since January 17, 2001 – current term expires 2006)

General Manager of Financière Pinault; Chairman of the Board of Directors of Artémis; Chairman and CEO of Simetra Obligations; Director of Afipa (Suisse), FNAC SA and Soft Computing; Member of the Supervisory Board of Gucci Group N.V.; Vice President of the Supervisory Board of PPR; permanent representative of Artémis on the Supervisory Board of Conforama Holding; permanent representative of Financière Pinault on the Board of Bouygues and Member of the Managing Board of Château Latour.

François Pinault c/o Financière Pinault 12, rue François Ier 75008 Paris France	France	Member of the Supervisory Board
(since May 5, 1993 – current term expires 2004)

General Manager of Financière Pinault; Director of Artémis and Renault; Chairman and CEO of Garuda; Member of the Managing Board of Château Latour.

Baudouin Prot c/o BNP Paribas 3, rue d’Antin 75002 Paris France	France	Member of the Supervisory Board
(since March 11, 1998 – current term expires 2008)

Director and CEO of BNP Paribas; Director of Veolia Environnement; Permanent representative of BNP Paribas on the Supervisory Board of Accor.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Bruno Roger c/o Lazard Frères SAS 121, boulevard Haussmann 75008 Paris France	France	Member of the Supervisory Board
(since February 18, 1994 – current term expires 2006)

Chairman of Lazard Frères SAS; Member of the Supervisory Board of Eurazeo; Director of Cap Gemini, Compagnie de Saint Gobain and Sofina and Member of the Supervisory Board of Axa. Managing Partner of Lazard Frères for more than five years.

Management Board of PPR

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Thierry Falque-Pierrotin 5-7, rue du Delta 75009 Paris France	France	Member of the Management Board
(since December 19, 2001 – current term expires November 27, 2007)

Chairman of the Management Board of Redcats; Chairman of Redcats International, Board Member of Redcats UK and Redcats Nordic; Chairman of the Board of Brylane Inc., Chairman of the Supervisory Board of La Redoute, Director of Ellos Gruppen and IMS International Metal Service; Member of the Supervisory Board of Conforama Holding and Finaref.

Per Kaufmann c/o Conforama 80, boulevard du Mandinet (Lognes) 77432 Marne-La-Vallée Cédex 2 France	Sweden	Member of the Management Board
(since January 21, 1998 – current term expires November 27, 2007)

Chairman of the Management Board of Conforama Holding; Chairman of the Board of Directors of Conforama France, Conforama Italia, Hipermovel Mobiliario e Decoraçao S.A. (Portugal), Conforama Luxembourg and Conforama S.A (Suisse); Chairman of Cogedem; Director of Facet, Klastek Invest SL (Spain), Conforama España, Brico Hogar (Spain), Conforama Investmenti, Conforama Asia Pte Ltd (Singapore) and Copres Corporation Ltd. (Taiwan); Chairman of the Supervisory Board of Conforama Polska (Poland); Member of the Supervisory Board Snfa; General Manager of Conforama Management Services.

October 1996 – March 2001: CEO of Printemps

Denis Olivennes c/o FNAC 67, boulevard du Général Leclerc 92612 Clichy Cedex France	France	Member of the Management Board (since September 4, 2002 – current term expires November 27, 2007) Director, Chairman and CEO of FNAC. January 1998 – May 2002: CEA of Canal +

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Serge Weinberg c/o PPR 10, avenue Hoche 75381 Paris Cedex 08 France	France	Chairman of the Management Board
(Member of the Management Board and CEO since June 17, 1993 – current term expires November 27, 2007)

Chairman of the Supervisory Board of France-Printemps and Redcats; Member of the Supervisory Board of Gucci Group N.V.; Member of the Management Board of Scholefield; Director of FNAC SA and Rexel; permanent representative of Tennessee on the Board of Bouygues and General Manager of Adoval, Maremma and Serole.

2.	Directors and Executive Officers of Artémis

      The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each member of the Supervisory Board and each executive officer of Artémis are set forth below. The principal place of business of Artémis and, unless otherwise indicated below, the business address of each director and officer is care of Artémis, S.A., 12 rue François Ier, 75008 Paris, France. Artémis’ telephone number is (011 33 1) 44 11 20 20. Members of the Supervisory Board are indicated by an asterisk. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Artémis. None of Artémis or the members of the Supervisory Board or executive officers of Artémis listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

François Pinault c/o Financière Pinault 12, rue François Ier 75008 Paris France	France	Director. See above for current main occupations and employment details and history.

Patricia Barbizet-Dussart c/o Artémis 12, rue François Ier 75008 Paris France	France	CEO and Director. See above for current main occupations and employment details and history.

François Jean Henri Pinault c/o Artémis 12, rue François Ier 75008 Paris France	France	Chairman. See above for current main occupations and employment details and history.

Jean-Louis de Roux c/o Artémis 12, rue François Ier 75008 Paris France	France	Director. Member of the Supervisory Board of Financière Pinault; Director of Rexel, Copagef and Atlantique Guyot; Member of the Managing Board of Château Latour.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

John J. Ryan III 509 Madison Avenue Suite 204 New York, NY 10022 United States of America	United States	Director. Director of CISA Trust Company (Suisse) S.A. (for more than five years); President of J.J. Ryan & Sons (for more than five years). Consultant.

Gilles Erulin c/o Financière Pinault 12, rue François Ier 75008 Paris France	France	Director. Global Head of Insurance at Financière Pinault (since October 2000); Director of Rexel, Arok International, Artémis Obligations, Kerstone, Tennessee, Tawa Management (UK), NCLH (USA), ANLAC (USA) and AOBA (Japan); Chairman and Director of Tawa Associates (UK) and CXRE (UK); Chairman and CEO of Tawa; Permanent representative of Tennessee on the Board of Directors of Delor S.A.; Managing Director of Tawa UK (UK).

December 1993-October 2000: Head of Mergers & Acquisitions Group of Artémis S.A.

Gilles Pagniez c/o Financière Pinault 12, rue François Ier 75008 Paris France	France	Director. General Counsel at Financière Pinault (since October 2000); Chairman and CEO of Aurora; Director of Artémis Conseil, Piasa, Stade Rennais FC, Nord Est, Garuda, Films du Lendemain, Christie’s (UK) and AOBA (Japan); Permanent representative of Artémis Conseil on the Board of Directors of Agefi, Simetra Obligations and Company News; Permanent representative of Financière Pinault on the Board of Directors of Tennessee; Non Executive Director of CX Reinsurance (UK).

January 1999-October 2000: General Counsel at Artémis.

Jean Casamayou c/o Financière Pinault 12, rue François Ier 75008 Paris France	France	Director. General Manager of Financial Department of Financière Pinault (since October 2000); Chairman and CEO of Artémis Conseil; Director of Artémis Obligations, EPS, Kerstone, Théâtre Marigny, Stade Rennais FC, Tawa, Tawa UK (UK) and Christie’s (UK); Permanent representative of Kerstone on the Board of Directors of Delor, S.A.

January 1999-September 2000; General Manager Financial Department at Artémis.

Xavier Larenaudie c/o Artémis 12, rue François Ier 75008 Paris France	France	Director. Head of Tax at Financière Pinault (since October 2000 – Previously Head of Tax at Artémis from March 1999 to October 2000); Permanent Representative of Artémis on the Board of Directors of Artémis Conseil; Director of Artémis Obligations, E.P.S. and Tawa; Permanent Representative of Financière Pinault on the Board of Directors of Aurora and Garuda; Chairman and CEO of Delor S.A.; General Manager of Artémis Investissements.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Jean-François Palus c/o Financière Pinault 12, rue François Ier 75008 Paris France	France	Director. Executive Officer at Financière Pinault (since March 2001); Director of Nord Est and Harwanne; Permanent representative of Artémis on the Board of Directors of Rexel; Permanent representative of Artémis Conseil on the Board of Directors of Bouygues Construction.

November 1998-February 2001: Director and CFO of Conforama.

Evrard de Montgolfier c/o Artémis 12, rue François Ier 75008 Paris France	France	Director. Head of Development at Financière Pinault (since October 2000. Previously Head of Development at Artémis); Director and CEO of Finintel; Director of Company News, Agefi and Christie’s; Member of the Committee of Publications Taillandier and Le Monde Investisseurs; Censor of Louis Dreyfus Communications.

3.	Directors and Executive Officers of Scholefield

      The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and each executive officer of Scholefield are set forth below. The principal place of business of Scholefield and, unless otherwise indicated below, the business address of each director and officer is care of Scholefield Goodman BV, Drentestraat 24 BG, 1083 HK Amsterdam, The Netherlands. Scholefield’s telephone number is 020- 5408989. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Scholefield. None of Scholefield or the directors or executive officers of Scholefield listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Matthias Clement c/o Van Doorne P.O. Box 75265 1070 AG Amsterdam The Netherlands	The Netherlands	Member of the Supervisory Board. Member of the supervisory board of Citroen Nederland BV (March 2004 - present); Partner, Van Mens & Wisselink (January 2000 - December 2001); Partner, Leoff Claeys Verbeke (January 1997 - December 1999).

Thierry Guilbert c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	France	Director. Director of Financial Reporting Department at PPR; Director of Sarpardis; Member of the Supervisory Board at NOAO; Permanent representative of Sarpardis at Société Financière de Grands Magasins Prodistri.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Michel Friocourt c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	France	Supervisory Director. General Counsel of Pinault Printemps Redoute; Chairman of Caumartin Participations and Discodis; Chairman delegated director of Discodis NV; Director of PPR Luxembourg, Societe Immobiliere Provence and Luminosa; Director and permanent representative of Discodis at CFP; Manager and permanent representative of Discodis at Société Civile Sepia; Member of the Supervisory Board and permanent representative of Discodis at Rouafi; Director and permanent representative of Rouafi at IXE OPERA.

Previously: Director and permanent representative of Caumartin Participations at Artes (until June 2, 2003); Chairman of the Supervisory Board of NOAO (until June 3, 2002); Member of the Supervisory Boards of Kertel Reseau (until June 5, 2001) and Aloris (until June 3, 2002); Manager of Alaris (until July 31, 2001), Financière Limitrophe (until November 28, 2002) and Société Civile du Général (until October 20, 1999).

Gilles Linard c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	France	Member of the Management Board. Treasury Department Director of PPR; Director of PPR Luxembourg and Printemps Reassurance; Chairman and CEO of Société Financière de Grands Magasins, Prodistri; Chairman of the Supervisory Board of Armoris Finance SA; Manager of SC du Général and Financière Marothi; Director and permanent representative of Prodistri at IXE OPERA; Manager and permanent representative of Prodistri at PPR Finance; Manager and permanent representative of SC du Général at Société Civile Azurite; Director and permanent representative of PPR at UNION; Member of the Supervisory Board of FCPE VIA Plus.

Previously: Director and permanent representative of Discodis at Discodis NV (until June 30, 2003); Director and permanent representative of PPR at Finaref (until February 26, 2003).

Patrice Marteau c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	France	Member of the Management Board. Corporate Secretary and Chief Financial Officer of PPR since 1995, when he stepped down as Corporate Secretary and Chief Financial Officer of FNAC, a PPR subsidiary.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Julien Naginski c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	United States and France	Supervisory Director. Deputy Legal Counsel of PPR since November 1999; Secretary of the Supervisory Board of PPR since March 3, 2004; Member of the Supervisory Boards of SGBV, FCPE VIA and NOAO; Director of Mobile Planet Holdings Corp. and Locution.

Previously: Director of Thallium (until November 30, 2003); Member of the Supervisory Boards of Buyco (until February 22, 2002) and Manageco (until February 22, 2002); Attorney at Coudert Frères (until November 9, 1999).

Serge Weinberg c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	France	Director. See above for current main occupations and employment details and history.

Executive Management Trust B.V. Drentestraat 24 BG 1083 HK Amsterdam The Netherlands	The Netherlands	N/A

4.	Sole Legal Representative of Marothi

      The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of the sole legal representative of Marothi are set forth below. As a société à responsabilité limitée under French law, Marothi does not have a board of directors. The principal place of business of Marothi and, unless otherwise indicated below, the business address of its sole legal representative is c/o Société Civile de Gestion Financière Marothi, c/o Pinault-Printemps-Redoute S.A., 10, avenue Hoche, 75381 Paris Cedex 08, France. Marothi’s telephone number is (011 33 1) 45 64 61 00. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Marothi. Neither Marothi nor its sole legal representative has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

	Country of	Current Principal Occupation or Employment and
Name and Address	Citizenship	Five-Year Employment History

Gilles Linard c/o Pinault-Printemps-Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France	France	Director. See above for current main occupations and employment details and history.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF GUCCI

      The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each member of the Supervisory Board and each executive officer of Gucci are set forth below. The principal place of business of Gucci and, unless otherwise indicated below, the business address of each director and executive officer is care of Gucci Group N.V., Rembrandt Tower, Amstelplein 1, HA 1096 Amsterdam, The Netherlands. Gucci’s telephone number is (011 31 20) 462-1700. Members of the Supervisory Board are indicated by an asterisk. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Gucci. None of the members of the Supervisory Board or executive officers of Gucci listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

	Country of	Current Principal Occupation or Employment
Name and Address	Citizenship	and Five-Year Employment History

Adrian D.P. Bellamy	United States	Chairman of the Supervisory Board
Member of the Remuneration Committee and Audit Committee of the Supervisory Board (initially elected to the Supervisory Board in 1995)
Executive Chairman of The Body Shop International PLC, Chairman of Reckitt Benckiser plc, Director of Gap Inc., Director of The Robert Mondavi Corporation, Director of Williams-Sonoma, Inc.
Previously, Chairman and Chief Executive Officer of DFS Group Limited, a specialty retailer from 1983 to 1995.

Patricia Barbizet-Dussart c/o Artémis, S.A., 12 rue François Ier 75008 Paris France	France	Member of the Supervisory Board (initially elected to the Supervisory Board in 1999) See above for current main occupations and employment details and history.
Aureliano Benedetti	Italy	Member of the Supervisory Board
Member of the Audit Committee of the Supervisory Board
(initially elected to the Supervisory Board in 1995)
Chairman of the Board of Directors of Cassa di Risparmio di Firenze SpA, Centro Vita Assicurazioni SpA, and Eptaconsors SpA; Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. (Italian Banking Association); member of the board of directors of several industrial and financial companies.

	Country of	Current Principal Occupation or Employment
Name and Address	Citizenship	and Five-Year Employment History

Reto F. Domeniconi	Switzerland	Member of the Supervisory Board
(initially elected to the Supervisory Board in 1997)
Previously, Director of Nestle S.A. from 1996, when he stepped down as Executive Vice President in charge of Finance, Control and Administration (a position he had held since 1985) until 2001; member of the boards of directors of several international industrial and financial companies.

Patrice Marteau	France	Member of the Supervisory Board
c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France		(initially elected to the Supervisory Board in 1999) See above for current main occupations and employment details and history.

François Jean Henri Pinault	France	Member of the Supervisory Board
c/o Artémis, S.A. 12, rue François Ier 75008 Paris France		(initially elected to the Supervisory Board in 2001) See above for current main occupations and employment details and history.

Karel Vuursteen	The Netherlands	Member of the Supervisory Board
Chairman of the Audit Committee and Member of the Remuneration Committee
(initially elected to the Supervisory Board in 1996)
Ex-Chairman of the Executive Board of Heineken N.V.; director of AB Electrolux, Randstad Holding N.V., Ahold N.V., Akzo Nobel N.V. and ING Group N.V.; Vice Chairman of the Supervisory Board of Nyenrode University.

Serge Weinberg	France	Member of the Supervisory Board
c/o Pinault-Printemps- Redoute S.A. 10, avenue Hoche 75381 Paris Cedex 08 France		Member of the Remuneration Committee (initially elected to the Supervisory Board in 1999) See above for current main occupations and employment details and history.

Domenico De Sole	United States	President and Chief Executive Officer
Chairman of the Management Board
(initially elected to the Management Board in 1995)
Member of the Board of Directors of certain of Gucci’s operating subsidiaries; member of the Board of Directors of Procter and Gamble and Bausch & Lomb.

	Country of	Current Principal Occupation or Employment
Name and Address	Citizenship	and Five-Year Employment History

Tom Ford Vice-Chairman	United States	Creative Director
Vice-Chairman of the Management Board
(initially elected to the Management Board in 2002)
Chief Designer for the Gucci and Yves Saint Laurent brands.

Aart Cooiman	The Netherlands	Member of the Management Board
(initially elected to the Management Board in 1995)
Executive of “Staten” Trust en Administratiekantoor.

Jacques-Philippe Auriol	France	President and Chief Executive Officer of Gucci Group Watches
Member of the Management Committee
Before joining Gucci in November 2003, Chief Operating Officer for Haute Horlogerie Division of Richemont since 2001; President and Chief Executive Officer of Baume & Mercier from 1996 to 2001.

Brian Blake	United States	Executive Vice President
Interim President of Gucci Group Watches; President and Chief Executive Officer of Boucheron
Member of the Management Committee
Previously, from November 1999 until March 2001, President and Chief Executive Officer of the Gucci Division; from 1997 to 1999, Executive Vice President, Sales and Merchandising and from March 1998, Chief Operating Officer; from November 1994 to June 1997, President and Chief Executive Officer of Gucci America, Inc.

Patrizio Di Marco	Italy	President and Chief Executive Officer, Bottega Veneta
Member of the Management Committee
Before joining Bottega Veneta, senior executive of LVMH from 1999 through 2001 (Senior Vice President of Marketing and then President of Celine Corporation in the United States); before joining LVMH, worked for Prada in Hong Kong and Tokyo from 1994 to 1998.

Mark Lee	United States	President and Chief Executive Officer, Yves Saint Laurent
Member of the Management Committee
Previously, from 1996 to 1999, Worldwide Merchandising Director and Product Director of Women’s Ready-to-Wear at Gucci.

	Country of	Current Principal Occupation or Employment
Name and Address	Citizenship	and Five-Year Employment History

James McArthur	New Zealand	Executive Vice President and Director of Strategy and Acquisitions
President, Emerging Brands
Member of the Management Committee
Prior to joining Gucci in 2000, Managing Director at Morgan Stanley Dean Witter, London.

Claudio Paulich	Italy	Chief Executive Officer of Sergio Rossi
Member of the Management Committee
Prior to joining Gucci in September 2003, Director of the Shoe Division at Prada Group from 1997.

Renato Ricci	Italy	Director of Human Resources (since 1994)
Member of the Management Committee

Chantal Roos	France	President and Chief Executive Officer, YSL Beauté
Member of the Management Committee
Prior to joining Gucci in April 2000, from 1990 to 2000, President of BPI, responsible for launching the Issey Miyake and Jean Paul Gaultier fragrances.

Giacomo Santucci	Italy	President and Chief Executive Officer, Gucci Division
Member of the Management Committee
Prior to joining Gucci in 2001, held various positions with Prada starting in the early 1990s, including Group Sales and Marketing Director, President and Managing Director of Asia Pacific and President of the Prada cosmetics business.

Robert Singer	United States	Executive Vice President and Chief Financial Officer (since September 1995)
Member of the Management Committee

SCHEDULE III

PURCHASES OF COMMON SHARES

Pinault-Printemps-Redoute S.A.

Summary Information

      The following sets forth quarterly information with respect to purchases of Shares by PPR and its affiliates (other than Gucci) during the past three years. PPR and its affiliates (other than Gucci) did not purchase any Shares from March 31, 2001 until the 4th Quarter of 2002, except for the acquisition of 8,579,337 Shares from LVMH for a purchase price of $806,457,678 (or $94 per Share) pursuant to the terms of the Settlement Agreement. See “Special Factors — Background of the Offer — Background to the Settlement” and “Special Factors — Agreements Relating to the Settlement — Settlement and Stock Purchase Agreement.” In addition, PPR and its affiliates (other than Gucci) purchased no Shares between March 10, 2001 and March 31, 2001.

		Number of			Avg.
		Shares	Range of	Range of	Purchase
		Purchased	Prices Per	Prices Per	Price(2) Per
Calendar	Purchasing	During	Share During	Share During	Share During
Quarter/ Year	Entity	Quarter	Quarter(€)(1)	Quarter($)(1)	Quarter(€)

4th Quarter 2002	Scholefield	1,349,323	87.50 - 91.60	88.75 - 91.50	89.76
1st Quarter 2003	Scholefield	6,202,599	85.10 - 90.25	93.17 - 95.25	88.09
2nd Quarter 2003	Scholefield	3,074,277	82.30 - 89.60	95.14 - 95.25	85.56
3rd Quarter 2003	Scholefield	3,546,620	82.10 - 92.50	97.98 - 99.0	86.76
4th Quarter 2003	Scholefield	118,874	71.00 - 75.10	—	72.26
1st Quarter 2004	—	—	—	—	—

(1)	Source: Bloomberg

(2)	Purchase prices exclude commission.

Detailed Information on Purchases Since March 31, 2001

      The following presents all purchases of Shares by PPR and its affiliates (other than Gucci) since March 31, 2001.

Private Transaction

      On October 22, 2001, PPR completed the acquisition of 8,579,337 Shares from LVMH for a purchase price of $806,457,678 (or $94 per Share) pursuant to the terms of the Settlement Agreement. See “Special Factors — Background of the Offer — Background to the Settlement” and “Special Factors — Agreements Relating to the Settlement — Settlement and Stock Purchase Agreement.”

Amsterdam Stock Exchange

      The following table lists all purchases by PPR and its affiliates (other than Gucci) on the Amsterdam Stock Exchange since March 31, 2001. Share purchases occurring before October 2, 2003, were made prior to the issuance of the special return of capital of € 13.50 approved at the Gucci shareholders meeting on July 6, 2003. See “Exchange Rate Information” at the end of this Schedule III for comparative historical U.S. dollar/ Euro exchange rates.

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

October 17, 2002	Scholefield	25,000	90.00	2,250,000
October 17, 2002	Scholefield	25,000	90.25	2,256,250
October 25, 2002	Scholefield	25,000	91.20	2,280,000

III-1

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

October 25, 2002	Scholefield	28,207	91.00	2,566,837
October 28, 2002	Scholefield	50,000	90.45	4,522,500
October 28, 2002	Scholefield	30,600	90.30	2,763,180
October 28, 2002	Scholefield	10,516	90.05	946,966
October 29, 2002	Scholefield	20,000	90.00	1,800,000
October 29, 2002	Scholefield	50,000	89.60	4,480,000
October 30, 2002	Scholefield	12,000	90.70	1,088,400
October 30, 2002	Scholefield	13,500	90.95	1,227,825
October 30, 2002	Scholefield	10,000	91.30	913,000
October 31, 2002	Scholefield	10,000	91.45	914,500
November 6, 2002	Scholefield	10,000	91.50	915,000
November 6, 2002	Scholefield	25,000	91.60	2,290,000
November 7, 2002	Scholefield	20,000	91.35	1,827,000
November 7, 2002	Scholefield	10,000	91.30	913,000
November 7, 2002	Scholefield	15,000	91.25	1,368,750
November 7, 2002	Scholefield	14,500	91.25	1,323,125
November 8, 2002	Scholefield	10,000	91.00	910,000
November 8, 2002	Scholefield	10,000	90.95	909,500
November 8, 2002	Scholefield	12,000	90.85	1,090,200
November 8, 2002	Scholefield	10,000	90.55	905,500
November 8, 2002	Scholefield	30,000	90.40	2,712,000
November 12, 2002	Scholefield	11,000	90.00	990,000
November 12, 2002	Scholefield	10,000	90.05	900,500
November 12, 2002	Scholefield	29,000	90.00	2,610,000
November 12, 2002	Scholefield	10,000	89.50	895,000
November 13, 2002	Scholefield	50,000	89.65	4,482,500
November 13, 2002	Scholefield	30,000	89.60	2,688,000
November 13, 2002	Scholefield	15,000	89.30	1,339,500
November 13, 2002	Scholefield	12,000	89.35	1,072,200
November 14, 2002	Scholefield	20,000	89.89	1,797,800
November 14, 2002	Scholefield	45,000	90.00	4,050,000
November 15, 2002	Scholefield	35,000	90.50	3,167,500
November 19, 2002	Scholefield	20,000	90.55	1,811,000
November 19, 2002	Scholefield	15,000	90.45	1,356,750
November 20, 2002	Scholefield	12,000	90.85	1,090,200
November 20, 2002	Scholefield	15,000	90.70	1,360,500
November 20, 2002	Scholefield	10,000	90.65	906,500
November 20, 2002	Scholefield	20,000	90.85	1,817,000
November 21, 2002	Scholefield	27,000	91.00	2,457,000
November 21, 2002	Scholefield	20,000	90.95	1,819,000
November 22, 2002	Scholefield	10,000	91.00	910,000
December 23, 2002	Scholefield	30,000	87.60	2,628,000
December 23, 2002	Scholefield	30,000	87.55	2,626,500

III-2

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

December 23, 2002	Scholefield	20,000	87.50	1,750,000
December 24, 2002	Scholefield	25,000	87.70	2,192,500
December 27, 2002	Scholefield	15,000	87.85	1,317,750
December 27, 2002	Scholefield	34,000	87.90	2,988,600
December 27, 2002	Scholefield	37,000	87.95	3,254,150
December 27, 2002	Scholefield	16,000	88.00	1,408,000
December 30, 2002	Scholefield	135,000	88.00	11,880,000
December 30, 2002	Scholefield	15,000	87.85	1,317,750
January 2, 2003	Scholefield	25,000	87.60	2,190,000
January 2, 2003	Scholefield	20,000	87.70	1,754,000
January 2, 2003	Scholefield	20,000	88.40	1,768,000
January 3, 2003	Scholefield	40,000	88.60	3,544,000
January 6, 2003	Scholefield	150,000	88.30	13,245,000
January 7, 2003	Scholefield	15,000	88.85	1,332,750
January 7, 2003	Scholefield	25,000	89.10	2,227,500
January 7, 2003	Scholefield	15,000	89.05	1,335,750
January 7, 2003	Scholefield	85,000	89.35	7,594,750
January 7, 2003	Scholefield	50,000	89.20	4,460,000
January 8, 2003	Scholefield	40,000	89.50	3,580,000
January 9, 2003	Scholefield	50,000	88.20	4,410,000
January 9, 2003	Scholefield	50,000	88.35	4,417,500
January 9, 2003	Scholefield	30,000	88.36	2,650,800
January 10, 2003	Scholefield	92,000	88.36	8,129,120
January 14, 2003	Scholefield	60,000	87.82	5,269,200
January 15, 2003	Scholefield	20,000	88.40	1,768,000
January 15, 2003	Scholefield	65,000	88.15	5,729,750
January 16, 2003	Scholefield	40,000	88.90	3,556,000
January 17, 2003	Scholefield	25,000	88.55	2,213,750
January 20, 2003	Scholefield	40,000	88.20	3,528,000
January 21, 2003	Scholefield	30,000	88.40	2,652,000
January 21, 2003	Scholefield	45,000	88.30	3,973,500
January 28, 2003	Scholefield	1,094	85.65	93,701.10
January 28, 2003	Scholefield	13,000	85.80	1,115,400.00
January 28, 2003	Scholefield	2,458	85.95	211,265.10
January 28, 2003	Scholefield	21,497	86.00	1,848,742.00
January 28, 2003	Scholefield	3,508	86.05	301,863.40
January 28, 2003	Scholefield	21,226	86.10	1,827,558.60
January 28, 2003	Scholefield	2,176	86.15	187,462.40
January 28, 2003	Scholefield	7,008	86.20	604,089.60
January 28, 2003	Scholefield	1,000	86.30	86,300.00
January 28, 2003	Scholefield	2,041	86.35	176,240.35
January 28, 2003	Scholefield	105	86.45	9,077.25
January 28, 2003	Scholefield	2,854	86.50	246,871.00

III-3

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

January 30, 2003	Scholefield	4,343	86.30	374,800.90
January 30, 2003	Scholefield	657	86.45	56,797.65
January 30, 2003	Scholefield	3,000	86.50	259,500.00
January 30, 2003	Scholefield	3,780	86.55	327,159.00
January 30, 2003	Scholefield	10,407	86.60	901,246.20
January 30, 2003	Scholefield	3,663	86.65	317,398.95
January 30, 2003	Scholefield	1,000	86.70	86,700.00
January 30, 2003	Scholefield	10,769	86.75	934,210.75
January 30, 2003	Scholefield	5,245	86.80	455,266.00
January 30, 2003	Scholefield	2,852	86.85	247,696.20
January 30, 2003	Scholefield	4,490	86.90	390,181.00
January 30, 2003	Scholefield	438	86.95	38,084.10
January 30, 2003	Scholefield	5,794	87.00	504,078.00
January 30, 2003	Scholefield	980	87.20	85,456.00
January 30, 2003	Scholefield	699	87.25	60,987.75
January 30, 2003	Scholefield	1,000	87.30	87,300.00
January 30, 2003	Scholefield	3,000	87.35	262,050.00
January 30, 2003	Scholefield	7,600	87.40	664,240.00
January 30, 2003	Scholefield	4,250	87.45	371,662.50
January 30, 2003	Scholefield	4,000	87.55	350,200.00
February 4, 2003	Scholefield	6,000	86.55	519,300.00
February 4, 2003	Scholefield	2,837	86.60	245,684.20
February 4, 2003	Scholefield	1,000	86.65	86,650.00
February 4, 2003	Scholefield	15,285	86.70	1,325,209.50
February 4, 2003	Scholefield	7,560	86.75	655,830.00
February 4, 2003	Scholefield	12,225	86.80	1,061,130.00
February 4, 2003	Scholefield	21,029	86.85	1,826,368.65
February 4, 2003	Scholefield	1,225	86.90	106,452.50
February 4, 2003	Scholefield	500	86.95	43,475.00
February 4, 2003	Scholefield	11,271	87.00	980,577.00
February 4, 2003	Scholefield	5,998	87.15	522,725.70
February 4, 2003	Scholefield	3,907	87.20	340,690.40
February 6, 2003	Scholefield	132	86.70	11,444.40
February 6, 2003	Scholefield	1,000	86.75	86,750.00
February 6, 2003	Scholefield	16,884	86.80	1,465,531.20
February 6, 2003	Scholefield	18,543	86.85	1,610,459.55
February 6, 2003	Scholefield	7,553	86.90	656,355.70
February 6, 2003	Scholefield	7,997	86.95	695,339.15
February 6, 2003	Scholefield	29,737	87.00	2,587,119.00
February 6, 2003	Scholefield	1,419	87.05	123,523.95
February 6, 2003	Scholefield	1,053	87.10	91,716.30
February 6, 2003	Scholefield	4,519	87.15	393,830.85

III-4

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

February 10, 2003	Scholefield	1,209	86.80	104,941.20
February 10, 2003	Scholefield	5,803	86.85	503,990.55
February 10, 2003	Scholefield	5,546	86.90	481,947.40
February 10, 2003	Scholefield	2,247	86.95	195,376.65
February 10, 2003	Scholefield	6,802	87.00	591,774.00
February 10, 2003	Scholefield	2,086	87.05	181,586.30
February 10, 2003	Scholefield	2,071	87.10	180,384.10
February 10, 2003	Scholefield	9,554	87.15	832,631.10
February 10, 2003	Scholefield	9,654	87.20	841,828.80
February 10, 2003	Scholefield	4,757	87.25	415,048.25
February 10, 2003	Scholefield	17,608	87.30	1,537,178.40
February 10, 2003	Scholefield	8,716	87.35	761,342.60
February 12, 2003	Scholefield	20	87.00	1,740.00
February 12, 2003	Scholefield	1,015	87.25	88,558.75
February 12, 2003	Scholefield	13,500	87.30	1,178,550.00
February 12, 2003	Scholefield	8,579	87.35	749,375.65
February 12, 2003	Scholefield	8,959	87.40	783,016.60
February 12, 2003	Scholefield	6,780	87.50	593,250.00
February 12, 2003	Scholefield	10,004	87.55	875,850.20
February 12, 2003	Scholefield	26,636	87.60	2,333,313.60
February 12, 2003	Scholefield	430	87.65	37,689.50
February 12, 2003	Scholefield	130	87.70	11,401.00
February 14, 2003	Scholefield	2,000	86.70	173,400.00
February 14, 2003	Scholefield	16,785	86.80	1,456,938.00
February 14, 2003	Scholefield	3,765	86.85	326,990.25
February 14, 2003	Scholefield	4,343	86.90	377,406.70
February 14, 2003	Scholefield	2,058	86.95	178,943.10
February 14, 2003	Scholefield	5,751	87.00	500,337.00
February 14, 2003	Scholefield	6,625	87.05	576,706.25
February 14, 2003	Scholefield	2,106	87.10	183,432.60
February 14, 2003	Scholefield	4,292	87.15	374,047.80
February 14, 2003	Scholefield	9,149	87.20	797,792.80
February 14, 2003	Scholefield	16,074	87.35	1,404,063.90
February 14, 2003	Scholefield	3,105	87.55	271,842.75
February 18, 2003	Scholefield	14	87.70	1,227.80
February 18, 2003	Scholefield	3,031	87.75	265,970.25
February 18, 2003	Scholefield	7,842	87.80	688,527.60
February 18, 2003	Scholefield	28,363	87.85	2,491,689.55
February 18, 2003	Scholefield	9,679	87.90	850,784.10
February 18, 2003	Scholefield	12,514	87.95	1,100,606.30
February 18, 2003	Scholefield	3,918	88.00	344,784.00
February 18, 2003	Scholefield	3,026	88.10	266,590.60
February 18, 2003	Scholefield	2,234	88.20	197,038.80

III-5

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

February 18, 2003	Scholefield	3,229	88.25	284,959.25
February 18, 2003	Scholefield	5,253	88.35	464,102.55
February 20, 2003	Scholefield	11,095	87.45	970,257.75
February 20, 2003	Scholefield	13,665	87.50	1,195,687.50
February 20, 2003	Scholefield	5,335	87.55	467,079.25
February 20, 2003	Scholefield	8,271	87.60	729,539.60
February 20, 2003	Scholefield	10,807	87.65	947,233.55
February 20, 2003	Scholefield	2,000	87.70	175,400.00
February 20, 2003	Scholefield	3,525	87.75	309,318.75
February 20, 2003	Scholefield	15,993	87.80	1,404,185.40
February 20, 2003	Scholefield	8,412	87.85	738,994.20
February 24, 2003	Scholefield	572	87.80	50,221.60
February 24, 2003	Scholefield	5,127	87.85	450,406.95
February 24, 2003	Scholefield	3,911	87.90	343,776.90
February 24, 2003	Scholefield	2,150	87.95	189,092.50
February 24, 2003	Scholefield	15,200	88.00	1,337,600.00
February 24, 2003	Scholefield	2,276	88.05	200,401.80
February 24, 2003	Scholefield	2,360	88.10	207,916.00
February 24, 2003	Scholefield	5,000	88.15	440,750.00
February 24, 2003	Scholefield	16,242	88.20	1,432,544.40
February 24, 2003	Scholefield	5,000	88.25	441,250.00
February 24, 2003	Scholefield	309	88.40	27,315.60
February 24, 2003	Scholefield	1,000	88.45	88,450.00
February 24, 2003	Scholefield	5,359	88.50	474,271.50
February 26, 2003	Scholefield	1,883	87.00	163,821.00
February 26, 2003	Scholefield	1,280	87.10	111,488.00
February 26, 2003	Scholefield	4,808	87.15	419,017.20
February 26, 2003	Scholefield	24,817	87.20	2,164,042.40
February 26, 2003	Scholefield	1,444	87.25	125,989.00
February 26, 2003	Scholefield	15,015	87.30	1,310,809.50
February 26, 2003	Scholefield	2,517	87.35	219,859.95
February 26, 2003	Scholefield	1,310	87.40	114,494.00
February 26, 2003	Scholefield	5,550	87.45	485,347.50
February 26, 2003	Scholefield	5,882	87.50	514,675.00
February 28, 2003	Scholefield	6,339	87.05	551,809.95
February 28, 2003	Scholefield	2,000	87.10	174,200.00
February 28, 2003	Scholefield	5,000	87.15	435,750.00
February 28, 2003	Scholefield	8,000	87.20	697,600.00
February 28, 2003	Scholefield	28,267	87.25	2,466,295.75
February 28, 2003	Scholefield	3,674	87.30	320,740.20
February 28, 2003	Scholefield	11,226	87.35	980,591.10
March 4, 2003	Scholefield	752	86.15	64,784.80
March 4, 2003	Scholefield	2,302	86.20	198,432.40

III-6

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

March 4, 2003	Scholefield	3,354	86.30	289,450.20
March 4, 2003	Scholefield	9,312	86.35	804,091.20
March 4, 2003	Scholefield	18,915	86.40	1,634,256.00
March 4, 2003	Scholefield	3,406	86.45	294,448.70
March 4, 2003	Scholefield	10,212	86.50	883,338.00
March 4, 2003	Scholefield	2,000	86.60	173,200.00
March 4, 2003	Scholefield	156	86.70	13,525.20
March 4, 2003	Scholefield	3,334	86.75	289,224.50
March 6, 2003	Scholefield	1,000	85.80	85,800.00
March 6, 2003	Scholefield	1,669	85.90	143,367.10
March 6, 2003	Scholefield	551	85.95	47,358.45
March 6, 2003	Scholefield	8,720	86.00	749,920.00
March 6, 2003	Scholefield	10,588	86.05	911,097.40
March 6, 2003	Scholefield	6,574	86.10	566,021.40
March 6, 2003	Scholefield	7,000	86.15	603,050.00
March 6, 2003	Scholefield	12,315	86.25	1,062,168.75
March 6, 2003	Scholefield	26	86.30	2,243.80
March 6, 2003	Scholefield	4,000	86.35	345,400.00
March 6, 2003	Scholefield	1,300	86.45	112,385.00
March 10, 2003	Scholefield	407	85.10	34,635.70
March 10, 2003	Scholefield	1,685	85.15	143,477.75
March 10, 2003	Scholefield	1,866	85.20	158,983.20
March 10, 2003	Scholefield	7,729	85.25	658,897.25
March 10, 2003	Scholefield	11,808	85.30	1,007,222.40
March 10, 2003	Scholefield	5,918	85.35	505,101.30
March 10, 2003	Scholefield	1,284	85.40	109,653.60
March 10, 2003	Scholefield	7,583	85.45	647,967.35
March 10, 2003	Scholefield	11,948	85.50	1,021,554.00
March 10, 2003	Scholefield	1,221	85.55	104,456.55
March 10, 2003	Scholefield	1,201	85.60	102,805.60
March 10, 2003	Scholefield	2,219	85.65	190,057.35
March 10, 2003	Scholefield	272	85.70	23,310.40
March 10, 2003	Scholefield	500	85.75	42,875.00
March 12, 2003	Scholefield	2,000	85.15	170,300.00
March 12, 2003	Scholefield	2,437	85.20	207,632.40
March 12, 2003	Scholefield	5,000	85.25	426,250.00
March 12, 2003	Scholefield	2,463	85.30	210,093.90
March 12, 2003	Scholefield	5,578	85.35	476,082.30
March 12, 2003	Scholefield	8,230	85.40	702,842.00
March 12, 2003	Scholefield	17,678	85.45	1,510,585.10
March 12, 2003	Scholefield	7,089	85.50	606,109.50
March 12, 2003	Scholefield	500	85.55	42,775.00
March 12, 2003	Scholefield	2,161	85.70	185,197.70

III-7

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

March 12, 2003	Scholefield	2,505	85.75	214,803.75
March 14, 2003	Scholefield	5,000	87.10	435,500.00
March 14, 2003	Scholefield	5,000	87.30	436,500.00
March 14, 2003	Scholefield	856	87.35	74,771.60
March 14, 2003	Scholefield	14	87.40	1,223.60
March 14, 2003	Scholefield	11	87.45	961.95
March 14, 2003	Scholefield	4,071	87.55	356,416.05
March 14, 2003	Scholefield	5,025	87.60	440,190.00
March 14, 2003	Scholefield	1,438	87.65	126,040.70
March 14, 2003	Scholefield	8,897	87.70	780,266.90
March 14, 2003	Scholefield	9,439	87.75	828,272.25
March 14, 2003	Scholefield	9,271	87.80	813,993.80
March 14, 2003	Scholefield	5,619	87.85	493,629.15
March 14, 2003	Scholefield	1,000	87.90	87,900.00
March 18, 2003	Scholefield	901	89.50	80,639.50
March 18, 2003	Scholefield	1,000	89.55	89,550.00
March 18, 2003	Scholefield	1,488	89.65	133,399.20
March 18, 2003	Scholefield	2,586	89.70	231,964.20
March 18, 2003	Scholefield	2,241	89.75	201,129.75
March 18, 2003	Scholefield	7,223	89.80	648,625.40
March 18, 2003	Scholefield	8,625	89.25	769,781.25
March 18, 2003	Scholefield	4,387	89.90	394,391.30
March 18, 2003	Scholefield	2,500	89.95	224,875.00
March 18, 2003	Scholefield	13,747	90.00	1,237,230.00
March 18, 2003	Scholefield	5,530	90.05	497,976.50
March 18, 2003	Scholefield	5,785	90.25	522,096.25
March 20, 2003	Scholefield	880	89.65	78,892.00
March 20, 2003	Scholefield	1,000	89.70	89,700.00
March 20, 2003	Scholefield	1,500	89.75	134,625.00
March 20, 2003	Scholefield	9,478	89.80	851,124.40
March 20, 2003	Scholefield	10,405	89.85	934,889.25
March 20, 2003	Scholefield	5,500	89.90	494,450.00
March 20, 2003	Scholefield	6,790	89.95	610,760.50
March 20, 2003	Scholefield	10,547	90.00	949,230.00
March 20, 2003	Scholefield	3,962	90.10	356,976.20
March 20, 2003	Scholefield	1,000	90.15	90,150.00
March 20, 2003	Scholefield	4,951	90.20	446,580.20
March 24, 2003	Scholefield	583	88.60	51,653.80
March 24, 2003	Scholefield	4,417	88.70	391,787.90
March 24, 2003	Scholefield	3,727	88.75	330,771.25
March 24, 2003	Scholefield	6,019	88.80	534,487.20
March 24, 2003	Scholefield	5,000	88.85	444,250.00
March 24, 2003	Scholefield	980	88.90	87,122.00

III-8

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

March 24, 2003	Scholefield	8,981	88.95	798,859.95
March 24, 2003	Scholefield	6,000	89.00	534,000.00
March 24, 2003	Scholefield	9,020	89.05	803,231.00
March 24, 2003	Scholefield	870	89.15	77,560.50
March 24, 2003	Scholefield	3,130	89.20	279,196.00
March 24, 2003	Scholefield	5,000	89.30	446,500.00
March 24, 2003	Scholefield	5,000	89.45	447,250.00
March 26, 2003	Scholefield	173	89.20	15,431.60
March 26, 2003	Scholefield	1,889	89.30	168,687.70
March 26, 2003	Scholefield	5,123	89.35	457,740.05
March 26, 2003	Scholefield	6,466	89.40	578,060.40
March 26, 2003	Scholefield	10,049	89.45	898,883.05
March 26, 2003	Scholefield	28,014	89.50	2,507,253.00
March 26, 2003	Scholefield	1,000	89.55	89,550.00
March 26, 2003	Scholefield	5,013	89.60	449,164.80
March 26, 2003	Scholefield	1,000	89.80	89,800.00
March 28, 2003	Scholefield	3,658	88.70	324,464.60
March 28, 2003	Scholefield	4,342	88.75	385,352.50
March 28, 2003	Scholefield	4,412	88.80	391,785.60
March 28, 2003	Scholefield	11,929	88.85	1,059,891.65
March 28, 2003	Scholefield	2,343	88.90	208,292.70
March 28, 2003	Scholefield	5,343	88.95	475,259.85
March 28, 2003	Scholefield	2,372	89.00	211,108.00
March 28, 2003	Scholefield	21,200	89.05	1,887,860.00
March 28, 2003	Scholefield	3,063	89.10	272,913.30
March 28, 2003	Scholefield	65	89.35	5,807.75
April 2, 2003	Scholefield	1,134	87.90	99,678.60
April 2, 2003	Scholefield	72	88.05	6,339.60
April 2, 2003	Scholefield	356	88.10	31,363.60
April 2, 2003	Scholefield	9,364	88.20	825,904.80
April 2, 2003	Scholefield	8,331	88.30	735,627.30
April 2, 2003	Scholefield	205	88.35	18,111.75
April 2, 2003	Scholefield	743	88.45	65,718.35
April 2, 2003	Scholefield	1,595	88.50	141,157.50
April 2, 2003	Scholefield	8,194	88.60	725,988.40
April 2, 2003	Scholefield	1,495	88.70	132,606.50
April 2, 2003	Scholefield	5,727	88.75	508,271.25
April 2, 2003	Scholefield	22,704	88.80	2,016,115.20
April 2, 2003	Scholefield	2,158	88.85	191,738.30
April 4, 2003	Scholefield	12	88.85	1,066.20
April 4, 2003	Scholefield	1,298	88.90	115,392.20
April 4, 2003	Scholefield	5,000	88.95	444,750.00
April 4, 2003	Scholefield	4,988	89.00	443,932.00

III-9

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

April 4, 2003	Scholefield	2,344	89.05	208,733.20
April 4, 2003	Scholefield	710	89.10	63,261.00
April 4, 2003	Scholefield	4,500	89.15	401,175.00
April 4, 2003	Scholefield	1,479	89.20	131,926.80
April 4, 2003	Scholefield	4,552	89.25	406,266.00
April 4, 2003	Scholefield	6,000	89.30	535,800.00
April 4, 2003	Scholefield	11,022	89.35	984,815.70
April 4, 2003	Scholefield	2,928	89.40	261,763.20
April 4, 2003	Scholefield	8,937	89.45	799,414.65
April 4, 2003	Scholefield	8,191	89.50	733,094.50
April 4, 2003	Scholefield	117	89.60	10,483.20
April 24, 2003	Scholefield	150,000	87.00	13,050,000.00
April 28, 2003	Scholefield	100,000	86.85	8,685,000.00
April 28, 2003	Scholefield	110,000	87.00	9,570,000.00
April 30, 2003	Scholefield	220,000	87.50	19,250,000.00
April 30, 2003	Scholefield	100,000	87.30	8,730,000.00
April 30, 2003	Scholefield	23,500	86.75	2,038,625.00
April 30, 2003	Scholefield	38,000	86.65	3,292,700.00
May 2, 2003	Scholefield	300,000	86.40	25,920,000.00
May 5, 2003	Scholefield	100,000	85.65	8,565,000.00
May 5, 2003	Scholefield	100,000	85.55	8,555,000.00
May 6, 2003	Scholefield	200,000	85.60	17,120,000.00
May 7, 2003	Scholefield	50,000	85.30	4,265,000.00
May 7, 2003	Scholefield	80,000	85.50	6,840,000.00
May 7, 2003	Scholefield	30,000	85.65	2,569,500.00
May 8, 2003	Scholefield	200,000	85.45	17,090,000.00
May 12, 2003	Scholefield	100,000	83.90	8,390,000.00
June 2, 2003	Scholefield	40,000	83.50	3,340,000.00
June 2, 2003	Scholefield	50,000	83.45	4,172,500.00
June 3, 2003	Scholefield	50,000	83.20	4,160,000.00
June 3, 2003	Scholefield	30,000	83.25	2,497,500.00
June 3, 2003	Scholefield	10,000	83.35	833,500.00
June 3, 2003	Scholefield	40,000	83.50	3,340,000.00
June 4, 2003	Scholefield	50,000	83.45	4,172,500.00
June 4, 2003	Scholefield	60,000	83.65	5,019,000.00
June 11, 2003	Scholefield	9,000	83.10	747,900.00
June 11, 2003	Scholefield	3,350	83.15	278,552.50
June 11, 2003	Scholefield	6,256	83.20	520,499.20
June 11, 2003	Scholefield	16,500	83.25	1,373,625.00
June 11, 2003	Scholefield	1,100	83.30	91,630.00
June 11, 2003	Scholefield	12,686	83.35	1,057,378.10
June 11, 2003	Scholefield	6,408	83.40	534,427.20
June 11, 2003	Scholefield	4,975	83.45	415,163.75

III-10

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

June 11, 2003	Scholefield	5,945	83.50	496,407.50
June 11, 2003	Scholefield	2,000	83.55	167,100.00
June 11, 2003	Scholefield	1,134	83.60	94,802.40
June 11, 2003	Scholefield	500	83.65	41,825.00
June 12, 2003	Scholefield	1,000	83.00	83,000.00
June 12, 2003	Scholefield	2,000	83.05	166,100.00
June 12, 2003	Scholefield	800	83.15	66,520.00
June 12, 2003	Scholefield	2,000	83.20	166,400.00
June 12, 2003	Scholefield	1,000	83.25	83,250.00
June 12, 2003	Scholefield	2,921	83.30	243,319.30
June 12, 2003	Scholefield	1,000	83.35	83,350.00
June 12, 2003	Scholefield	12,127	83.40	1,011,391.80
June 12, 2003	Scholefield	25,832	83.45	2,155,680.40
June 12, 2003	Scholefield	20,030	83.50	1,672,505.00
June 12, 2003	Scholefield	5,000	83.55	417,750.00
June 13, 2003	Scholefield	2,000	82.95	165,900.00
June 13, 2003	Scholefield	8,818	83.05	732,334.90
June 13, 2003	Scholefield	7,865	83.10	653,581.50
June 13, 2003	Scholefield	9,057	83.15	753,089.55
June 13, 2003	Scholefield	4,219	83.20	351,020.80
June 13, 2003	Scholefield	6,000	83.25	499,500.00
June 13, 2003	Scholefield	11,364	83.35	947,189.40
June 13, 2003	Scholefield	11,917	83.40	993,877.80
June 13, 2003	Scholefield	2,683	83.45	223,896.35
June 16, 2003	Scholefield	260	82.30	21,398.00
June 16, 2003	Scholefield	740	82.35	60,939.00
June 16, 2003	Scholefield	1,000	82.40	82,400.00
June 16, 2003	Scholefield	737	82.45	60,765.65
June 16, 2003	Scholefield	1,750	82.50	144,375.00
June 16, 2003	Scholefield	1,515	82.60	125,139.00
June 16, 2003	Scholefield	16,393	82.65	1,354,881.45
June 16, 2003	Scholefield	15,009	82.70	1,241,244.30
June 16, 2003	Scholefield	9,576	82.75	792,414.00
June 16, 2003	Scholefield	15,479	82.80	1,281,661.20
June 16, 2003	Scholefield	5,906	82.85	489,312.10
June 16, 2003	Scholefield	2,360	82.90	195,644.00
June 17, 2003	Scholefield	1,000	82.80	82,800.00
June 17, 2003	Scholefield	1,000	82.95	82,950.00
June 17, 2003	Scholefield	5,000	83.00	415,000.00
June 17, 2003	Scholefield	3,113	83.05	258,534.65
June 17, 2003	Scholefield	6,887	83.10	572,309.70
June 17, 2003	Scholefield	2,888	83.15	240,137.20
June 17, 2003	Scholefield	8,310	83.20	691,392.00

III-11

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

June 17, 2003	Scholefield	29,919	83.25	2,490,756.75
June 17, 2003	Scholefield	12,608	83.30	1,050,246.40
June 18, 2003	Scholefield	210	83.10	17,451.00
June 18, 2003	Scholefield	332	83.70	27,788.40
June 18, 2003	Scholefield	11,793	83.75	987,663.75
June 18, 2003	Scholefield	6,127	83.80	513,442.60
June 18, 2003	Scholefield	4,055	83.85	340,011.75
June 18, 2003	Scholefield	13,948	83.95	1,170,934.60
June 18, 2003	Scholefield	3,375	84.00	283,500.00
June 18, 2003	Scholefield	2,369	84.05	199,114.45
June 19, 2003	Scholefield	1,612	84.25	135,811.00
June 19, 2003	Scholefield	4,251	84.30	358,359.30
June 19, 2003	Scholefield	22,733	84.35	1,917,528.55
June 19, 2003	Scholefield	35,129	84.40	2,964,887.60
June 19, 2003	Scholefield	2,100	84.45	177,345.00
June 19, 2003	Scholefield	1,000	84.50	84,500.00
June 19, 2003	Scholefield	3,900	84.55	329,745.00
June 20, 2003	Scholefield	5,000	84.00	420,000.00
June 20, 2003	Scholefield	5	84.05	420.25
June 20, 2003	Scholefield	656	84.10	55,169.60
June 20, 2003	Scholefield	1,447	84.15	121,765.05
June 20, 2003	Scholefield	1,000	84.20	84,200.00
June 20, 2003	Scholefield	300	84.30	25,290.00
June 20, 2003	Scholefield	4,995	84.35	421,328.25
June 20, 2003	Scholefield	6,996	84.40	590,462.40
June 20, 2003	Scholefield	5,534	84.45	467,346.30
June 20, 2003	Scholefield	33,072	84.50	2,794,584.00
June 20, 2003	Scholefield	3,254	84.55	275,125.70
June 20, 2003	Scholefield	8,466	84.60	716,223.60
June 23, 2003	Scholefield	1,230	84.65	104,119.50
June 23, 2003	Scholefield	3,690	84.75	312,727.50
June 23, 2003	Scholefield	3,690	84.80	312,912.00
June 23, 2003	Scholefield	1,390	85.00	118,150.00
June 23, 2003	Scholefield	31	85.05	2,636.55
June 23, 2003	Scholefield	7,119	85.10	605,826.90
June 23, 2003	Scholefield	12,980	85.15	1,105,247.00
June 23, 2003	Scholefield	4,906	85.20	417,991.20
June 23, 2003	Scholefield	1,200	85.25	102,300.00
June 23, 2003	Scholefield	11,972	85.30	1,021,211.60
June 23, 2003	Scholefield	7,655	85.35	653,354.25
June 23, 2003	Scholefield	16,760	85.40	1,431,304.00
June 24, 2003	Scholefield	88	84.75	7,458.00
June 24, 2003	Scholefield	5,000	84.80	424,000.00

III-12

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

June 24, 2003	Scholefield	5,000	85.05	425,250.00
June 24, 2003	Scholefield	5,000	85.10	425,500.00
June 24, 2003	Scholefield	1,330	85.15	113,249.50
June 24, 2003	Scholefield	5,835	85.20	497,142.00
June 24, 2003	Scholefield	1,000	85.40	85,400.00
June 24, 2003	Scholefield	1,835	85.45	156,800.75
June 25, 2003	Scholefield	1,000	85.00	85,000.00
June 25, 2003	Scholefield	4,000	85.05	340,200.00
June 25, 2003	Scholefield	1,000	85.10	85,100.00
June 25, 2003	Scholefield	3,413	85.15	290,616.95
June 25, 2003	Scholefield	1,000	85.25	85,250.00
June 26, 2003	Scholefield	500	85.05	42,525.00
June 26, 2003	Scholefield	1,000	85.40	85,400.00
June 26, 2003	Scholefield	1,000	85.55	85,550.00
June 26, 2003	Scholefield	2,000	85.65	171,300.00
June 26, 2003	Scholefield	1,000	85.75	85,750.00
June 26, 2003	Scholefield	4,291	85.08	365,078.28
June 26, 2003	Scholefield	209	85.85	17,942.65
June 27, 2003	Scholefield	1,466	85.60	125,489.60
June 27, 2003	Scholefield	850	85.65	72,802.50
June 27, 2003	Scholefield	3,869	85.70	331,573.30
June 27, 2003	Scholefield	1,000	85.75	85,750.00
June 27, 2003	Scholefield	781	85.80	67,009.80
June 27, 2003	Scholefield	2,034	85.85	174,618.90
June 30, 2003	Scholefield	1,000	85.20	85,200.00
June 30, 2003	Scholefield	500	85.30	42,650.00
June 30, 2003	Scholefield	1,000	85.45	85,450.00
June 30, 2003	Scholefield	2,500	85.55	213,875.00
June 30, 2003	Scholefield	1,000	85.60	85,600.00
June 30, 2003	Scholefield	1,000	85.70	85,700.00
June 30, 2003	Scholefield	1,000	85.75	85,750.00
June 30, 2003	Scholefield	397	85.80	34,062.60
June 30, 2003	Scholefield	603	85.85	51,767.55
June 30, 2003	Scholefield	1,000	86.00	86,000.00
July 1, 2003	Scholefield	14,034	84.65	1,187,978.10
July 1, 2003	Scholefield	1,715	84.70	145,260.50
July 1, 2003	Scholefield	30	84.75	2,542.50
July 1, 2003	Scholefield	23,150	84.85	1,964,277.50
July 1, 2003	Scholefield	14,181	84.90	1,203,966.90
July 1, 2003	Scholefield	4,669	84.95	396,631.55
July 1, 2003	Scholefield	1,255	85.00	106,675.00
July 1, 2003	Scholefield	1,000	85.10	85,100.00
July 1, 2003	Scholefield	1,000	85.65	85,650.00

III-13

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

July 1, 2003	Scholefield	1,000	85.70	85,700.00
July 2, 2003	Scholefield	1,000	84.65	84,650.00
July 2, 2003	Scholefield	1,000	84.70	84,700.00
July 2, 2003	Scholefield	4,485	84.75	380,103.75
July 2, 2003	Scholefield	1,000	84.80	84,800.00
July 2, 2003	Scholefield	3,005	84.85	254,974.25
July 2, 2003	Scholefield	13,848	84.90	1,175,695.20
July 2, 2003	Scholefield	2,401	84.95	203,964.95
July 2, 2003	Scholefield	16,630	85.00	1,413,550.00
July 2, 2003	Scholefield	8,636	85.05	734,491.80
July 2, 2003	Scholefield	5,029	85.10	427,967.90
July 2, 2003	Scholefield	5,000	85.15	425,750.00
July 3, 2003	Scholefield	1,094	85.40	93,427.60
July 3, 2003	Scholefield	4,410	85.45	376,834.50
July 3, 2003	Scholefield	14,228	85.50	1,216,494.00
July 3, 2003	Scholefield	7,116	85.55	608,773.80
July 3, 2003	Scholefield	9,233	85.60	790,344.80
July 3, 2003	Scholefield	11,318	85.65	969,386.70
July 3, 2003	Scholefield	7,284	85.70	624,238.80
July 3, 2003	Scholefield	1,000	85.80	85,800.00
July 3, 2003	Scholefield	5,000	85.85	429,250.00
July 3, 2003	Scholefield	1,351	85.90	116,050.90
July 4, 2003	Scholefield	3,008	85.55	257,334.40
July 4, 2003	Scholefield	4,370	85.60	374,072.00
July 4, 2003	Scholefield	4,456	85.65	381,656.40
July 4, 2003	Scholefield	9,986	85.70	855,800.20
July 4, 2003	Scholefield	1	85.75	85.75
July 4, 2003	Scholefield	1,605	85.80	137,709.00
July 4, 2003	Scholefield	16,216	85.85	1,392,143.60
July 4, 2003	Scholefield	22,392	85.90	1,923,472.80
July 18, 2003	Scholefield	50,000	87.25	4,362,500.00
July 21, 2003	Scholefield	250,000	87.00	21,750,000.00
July 22, 2003	Scholefield	87,000	86.49	7,524,630.00
July 23, 2003	Scholefield	200,000	86.26	17,252,000.00
July 24, 2003	Scholefield	120,000	85.80	10,296,000.00
July 25, 2003	Scholefield	260,000	85.75	22,295,000.00
August 1, 2003	Scholefield	2,785	87.25	242,991.25
August 1, 2003	Scholefield	443	87.40	38,718.20
August 1, 2003	Scholefield	3,000	87.45	262,350.00
August 1, 2003	Scholefield	3,000	87.50	262,500.00
August 1, 2003	Scholefield	1,000	87.60	87,600.00
August 1, 2003	Scholefield	562	87.70	49,287.40
August 1, 2003	Scholefield	56	87.80	4,916.80

III-14

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

August 1, 2003	Scholefield	8,191	87.85	719,579.35
August 1, 2003	Scholefield	15,544	87.90	1,366,317.60
August 1, 2003	Scholefield	14,283	87.95	1,256,189.85
August 1, 2003	Scholefield	12,921	88.00	1,137,048.00
August 4, 2003	Scholefield	2,000	86.90	173,800.00
August 4, 2003	Scholefield	5,005	86.95	435,184.75
August 4, 2003	Scholefield	8,436	87.00	733,932.00
August 4, 2003	Scholefield	8,730	87.05	759,946.50
August 4, 2003	Scholefield	11,002	87.10	958,274.20
August 4, 2003	Scholefield	9,639	87.15	840,038.85
August 4, 2003	Scholefield	1,837	86.75	159,359.75
August 4, 2003	Scholefield	6,589	86.80	571,925.20
August 4, 2003	Scholefield	3,673	86.85	319,000.05
August 4, 2003	Scholefield	2,000	87.20	174,400.00
August 5, 2003	Scholefield	10,000	86.50	865,000.00
August 5, 2003	Scholefield	100	86.55	8,655.00
August 5, 2003	Scholefield	2,797	86.70	242,499.90
August 5, 2003	Scholefield	4,946	86.75	429,065.50
August 5, 2003	Scholefield	3,411	86.80	296,074.80
August 5, 2003	Scholefield	1,282	86.85	111,341.70
August 5, 2003	Scholefield	28,931	86.90	2,514,103.90
August 5, 2003	Scholefield	7,444	87.00	647,628.00
August 6, 2003	Scholefield	5,064	86.10	436,010.40
August 6, 2003	Scholefield	1,960	86.15	168,854.00
August 6, 2003	Scholefield	1,500	86.30	129,450.00
August 6, 2003	Scholefield	173	86.35	14,938.55
August 6, 2003	Scholefield	5,910	86.40	510,624.00
August 6, 2003	Scholefield	726	86.45	62,762.70
August 6, 2003	Scholefield	18,778	86.50	1,624,297.00
August 6, 2003	Scholefield	19,800	86.55	1,713,690.00
August 6, 2003	Scholefield	5,000	86.60	433,000.00
August 7, 2003	Scholefield	500	86.30	43,150.00
August 7, 2003	Scholefield	1,919	86.35	165,705.65
August 7, 2003	Scholefield	4,814	86.45	416,170.30
August 7, 2003	Scholefield	7,178	86.50	620,897.00
August 7, 2003	Scholefield	3,000	86.55	259,650.00
August 7, 2003	Scholefield	7,583	86.70	657,446.10
August 7, 2003	Scholefield	9,094	86.75	788,904.50
August 7, 2003	Scholefield	19,173	86.80	1,664,216.40
August 7, 2003	Scholefield	2,875	86.85	249,693.75
August 7, 2003	Scholefield	2,775	86.90	241,147.50
August 8, 2003	Scholefield	5,000	86.60	433,000.00
August 8, 2003	Scholefield	1,400	86.70	121,380.00

III-15

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

August 8, 2003	Scholefield	3,409	86.75	295,730.75
August 8, 2003	Scholefield	12,983	86.80	1,126,924.40
August 8, 2003	Scholefield	4,500	86.85	390,825.00
August 8, 2003	Scholefield	16,174	86.90	1,405,520.60
August 8, 2003	Scholefield	15,445	86.95	1,342,942.75
August 11, 2003	Scholefield	7,500	86.95	652,125.00
August 11, 2003	Scholefield	12,019	87.00	1,045,653.00
August 11, 2003	Scholefield	580	87.05	50,489.00
August 11, 2003	Scholefield	510	87.10	44,421.00
August 11, 2003	Scholefield	2,333	87.15	203,320.95
August 11, 2003	Scholefield	1,000	87.25	87,250.00
August 11, 2003	Scholefield	14,189	87.30	1,238,699.70
August 11, 2003	Scholefield	2,218	87.35	193,742.30
August 11, 2003	Scholefield	1,667	87.40	145,695.80
August 11, 2003	Scholefield	4,094	87.45	358,020.30
August 11, 2003	Scholefield	4,499	87.50	393,662.50
August 12, 2003	Scholefield	1,000	86.60	86,600.00
August 12, 2003	Scholefield	2,000	86.65	173,300.00
August 12, 2003	Scholefield	6,443	86.70	558,608.10
August 12, 2003	Scholefield	1,556	86.80	135,060.80
August 12, 2003	Scholefield	587	86.90	51,010.30
August 12, 2003	Scholefield	3,501	86.95	304,411.95
August 12, 2003	Scholefield	413	87.05	35,951.65
August 12, 2003	Scholefield	2,349	87.10	204,597.90
August 12, 2003	Scholefield	3,869	87.15	337,183.35
August 12, 2003	Scholefield	6,182	87.20	539,070.40
August 12, 2003	Scholefield	14,625	87.25	1,276,031.25
August 12, 2003	Scholefield	8,084	87.30	705,733.20
August 13, 2003	Scholefield	109	87.25	9,510.25
August 13, 2003	Scholefield	10,493	87.35	916,563.55
August 13, 2003	Scholefield	22,799	87.40	1,992,632.60
August 13, 2003	Scholefield	3,208	87.45	280,539.60
August 13, 2003	Scholefield	1,678	87.55	146,908.90
August 13, 2003	Scholefield	4,001	87.60	350,487.60
August 13, 2003	Scholefield	4,709	87.65	412,743.85
August 13, 2003	Scholefield	112	87.70	9,822.40
August 13, 2003	Scholefield	1,000	87.75	87,750.00
August 13, 2003	Scholefield	671	87.80	58,913.80
August 13, 2003	Scholefield	1,829	87.90	160,769.10
August 14, 2003	Scholefield	1,000	86.85	86,850.00
August 14, 2003	Scholefield	705	86.90	61,264.50
August 14, 2003	Scholefield	1,119	86.95	97,297.05
August 14, 2003	Scholefield	5	87.00	435.00

III-16

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

August 14, 2003	Scholefield	1,300	87.05	113,165.00
August 14, 2003	Scholefield	450	87.15	39,217.50
August 14, 2003	Scholefield	357	87.20	31,130.40
August 14, 2003	Scholefield	603	87.25	52,611.75
August 14, 2003	Scholefield	2,766	87.30	241,471.80
August 14, 2003	Scholefield	6,896	87.35	602,365.60
August 14, 2003	Scholefield	5,000	87.40	437,000.00
August 14, 2003	Scholefield	15,370	87.45	1,344,106.50
August 14, 2003	Scholefield	15,038	87.50	1,315,825.00
August 15, 2003	Scholefield	764	87.20	66,620.80
August 15, 2003	Scholefield	2,792	87.25	243,602.00
August 15, 2003	Scholefield	944	87.30	82,411.20
August 15, 2003	Scholefield	3,598	87.35	314,285.30
August 15, 2003	Scholefield	14,097	87.40	1,232,077.80
August 15, 2003	Scholefield	11,668	87.45	1,020,366.60
August 15, 2003	Scholefield	637	87.50	55,737.50
August 15, 2003	Scholefield	1,120	87.55	98,056.00
August 15, 2003	Scholefield	11,790	87.60	1,032,804.00
August 18, 2003	Scholefield	2,493	87.60	218,386.80
August 18, 2003	Scholefield	687	87.70	60,249.90
August 18, 2003	Scholefield	1,139	87.75	99,947.25
August 18, 2003	Scholefield	200	87.90	17,580.00
August 18, 2003	Scholefield	661	87.95	58,134.95
August 18, 2003	Scholefield	1,457	88.05	128,288.85
August 18, 2003	Scholefield	4,517	88.10	397,947.70
August 18, 2003	Scholefield	197	88.15	17,365.55
August 18, 2003	Scholefield	14,775	88.20	1,303,155.00
August 18, 2003	Scholefield	1,231	88.30	108,697.30
August 18, 2003	Scholefield	777	88.35	68,647.95
August 18, 2003	Scholefield	17,992	88.40	1,590,492.80
August 19, 2003	Scholefield	2,000	88.55	177,100.00
August 19, 2003	Scholefield	2,093	88.60	185,439.80
August 19, 2003	Scholefield	1,640	88.65	145,386.00
August 19, 2003	Scholefield	11,101	88.70	984,658.70
August 19, 2003	Scholefield	5,900	88.75	523,625.00
August 19, 2003	Scholefield	819	88.85	72,768.15
August 19, 2003	Scholefield	1,505	88.90	133,794.50
August 19, 2003	Scholefield	1,735	88.95	154,328.25
August 19, 2003	Scholefield	10,819	89.00	962,891.00
August 19, 2003	Scholefield	2,018	89.05	179,702.90
August 19, 2003	Scholefield	6,496	89.20	579,443.20
August 20, 2003	Scholefield	16,126	88.50	1,427,151.00
August 20, 2003	Scholefield	7,867	88.60	697,016.20

III-17

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

August 20, 2003	Scholefield	7,253	88.65	642,978.45
August 20, 2003	Scholefield	2,404	88.70	213,234.80
August 20, 2003	Scholefield	5,522	88.75	490,077.50
August 20, 2003	Scholefield	5,772	88.80	512,553.60
August 20, 2003	Scholefield	1,150	88.85	102,177.50
August 20, 2003	Scholefield	32	88.90	2,844.80
August 21, 2003	Scholefield	900	89.20	80,280.00
August 21, 2003	Scholefield	669	89.35	59,775.15
August 21, 2003	Scholefield	2,000	89.45	178,900.00
August 21, 2003	Scholefield	2,547	89.50	227,956.50
August 21, 2003	Scholefield	17,863	89.55	1,599,631.60
August 21, 2003	Scholefield	9,198	89.60	824,140.80
August 21, 2003	Scholefield	5,078	89.65	455,242.70
August 21, 2003	Scholefield	7,871	89.70	706,028.70
August 22, 2003	Scholefield	2,357	90.00	212,130.00
August 22, 2003	Scholefield	4,000	90.05	360,200.00
August 22, 2003	Scholefield	3,907	90.10	352,020.70
August 22, 2003	Scholefield	836	90.15	75,365.40
August 22, 2003	Scholefield	5,700	90.20	514,140.00
August 22, 2003	Scholefield	2,000	90.25	180,500.00
August 22, 2003	Scholefield	2,200	90.30	198,660.00
August 22, 2003	Scholefield	589	90.40	53,245.60
August 22, 2003	Scholefield	1,500	90.45	135,675.00
August 22, 2003	Scholefield	2,500	90.50	226,250.00
August 22, 2003	Scholefield	850	90.60	77,010.00
August 22, 2003	Scholefield	1,788	90.65	162,082.20
August 22, 2003	Scholefield	381	90.70	34,556.70
August 22, 2003	Scholefield	6,482	90.75	588,241.50
August 22, 2003	Scholefield	5,936	90.80	538,988.80
August 22, 2003	Scholefield	5,100	90.90	463,590.00
August 25, 2003	Scholefield	2,449	90.30	221,144.70
August 25, 2003	Scholefield	3,383	90.35	305,654.05
August 25, 2003	Scholefield	478	90.40	43,211.20
August 25, 2003	Scholefield	3,958	90.45	358,001.10
August 25, 2003	Scholefield	4,312	90.50	390,236.00
August 25, 2003	Scholefield	12,387	90.55	1,121,642.85
August 25, 2003	Scholefield	6,257	90.60	566,884.20
August 26, 2003	Scholefield	1,000	90.80	90,800.00
August 26, 2003	Scholefield	2,000	90.85	181,700.00
August 26, 2003	Scholefield	1,652	90.90	150,166.80
August 26, 2003	Scholefield	1,492	90.95	135,697.40
August 26, 2003	Scholefield	3,480	91.00	316,680.00
August 26, 2003	Scholefield	3,224	91.05	293,545.20

III-18

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

August 26, 2003	Scholefield	2,336	91.10	212,809.60
August 26, 2003	Scholefield	19,440	91.15	1,771,956.00
August 26, 2003	Scholefield	1,000	91.25	91,250.00
August 27, 2003	Scholefield	1,980	90.40	178,992.00
August 27, 2003	Scholefield	1,650	90.45	149,242.50
August 27, 2003	Scholefield	4,087	90.50	369,873.50
August 27, 2003	Scholefield	3,531	90.55	319,732.05
August 27, 2003	Scholefield	12,387	90.60	1,122,262.20
August 27, 2003	Scholefield	1,489	90.65	134,977.85
August 27, 2003	Scholefield	2,943	90.70	266,930.10
August 27, 2003	Scholefield	3,000	90.75	272,250.00
August 27, 2003	Scholefield	1,000	90.80	90,800.00
August 27, 2003	Scholefield	1,714	90.85	155,716.90
August 27, 2003	Scholefield	1,283	90.90	116,624.70
August 27, 2003	Scholefield	560	90.95	50,932.00
August 28, 2003	Scholefield	1,088	90.85	98,844.80
August 28, 2003	Scholefield	8,624	90.90	783,921.60
August 28, 2003	Scholefield	1,912	90.95	173,896.40
August 28, 2003	Scholefield	2,785	91.00	253,435.00
August 28, 2003	Scholefield	199	91.05	18,118.95
August 28, 2003	Scholefield	10,719	91.10	976,500.90
August 28, 2003	Scholefield	3,797	91.15	346,096.55
August 28, 2003	Scholefield	3,000	91.20	273,600.00
August 28, 2003	Scholefield	2,745	91.30	250,618.50
August 28, 2003	Scholefield	755	91.50	69,082.50
August 29, 2003	Scholefield	1,000	90.30	90,300.00
August 29, 2003	Scholefield	3,000	90.50	271,500.00
August 29, 2003	Scholefield	6,624	90.55	599,803.20
August 29, 2003	Scholefield	3,000	90.65	271,950.00
August 29, 2003	Scholefield	3,000	90.70	272,100.00
August 29, 2003	Scholefield	4,000	90.75	363,000.00
August 29, 2003	Scholefield	4,000	90.80	363,200.00
August 29, 2003	Scholefield	1,000	90.85	90,850.00
August 29, 2003	Scholefield	3,090	90.90	280,881.00
August 29, 2003	Scholefield	2,000	90.95	181,900.00
August 29, 2003	Scholefield	1,000	91.00	91,000.00
August 29, 2003	Scholefield	2,090	91.05	190,294.50
August 29, 2003	Scholefield	1,000	91.10	91,100.00
August 29, 2003	Scholefield	820	91.20	74,784.00
September 1, 2003	Scholefield	1,000	90.20	90,200.00
September 1, 2003	Scholefield	5,000	90.30	451,500.00
September 1, 2003	Scholefield	7,891	90.35	712,951.85
September 1, 2003	Scholefield	4,471	90.40	404,178.40
III-19

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

September 1, 2003	Scholefield	8,619	90.45	779,588.55
September 1, 2003	Scholefield	8,473	90.50	766,806.50
September 1, 2003	Scholefield	100	90.55	9,055.00
September 2, 2003	Scholefield	1,000	90.60	90,600.00
September 2, 2003	Scholefield	3,400	91.00	309,400.00
September 2, 2003	Scholefield	600	91.15	54,690.00
September 2, 2003	Scholefield	3,000	91.20	273,600.00
September 2, 2003	Scholefield	1,235	91.25	112,693.75
September 2, 2003	Scholefield	765	91.30	69,844.50
September 2, 2003	Scholefield	437	91.35	39,919.95
September 2, 2003	Scholefield	1,568	91.40	143,315.20
September 2, 2003	Scholefield	9,547	91.45	873,073.15
September 2, 2003	Scholefield	4,469	91.50	408,913.50
September 2, 2003	Scholefield	33	91.55	3,021.15
September 2, 2003	Scholefield	9,500	91.60	870,200.00
September 3, 2003	Scholefield	500	92.10	46,050.00
September 3, 2003	Scholefield	2,500	92.15	230,375.00
September 3, 2003	Scholefield	5,498	92.20	506,915.60
September 3, 2003	Scholefield	1,554	92.25	143,356.50
September 3, 2003	Scholefield	500	92.30	46,150.00
September 3, 2003	Scholefield	1,360	92.35	125,596.00
September 3, 2003	Scholefield	5,599	92.40	517,347.60
September 3, 2003	Scholefield	1,187	92.45	109,738.15
September 3, 2003	Scholefield	16,856	92.50	1,559,180.00
September 4, 2003	Scholefield	884	91.50	80,886.00
September 4, 2003	Scholefield	2,554	91.55	233,818.70
September 4, 2003	Scholefield	2,000	91.60	183,200.00
September 4, 2003	Scholefield	2,170	91.65	198,880.50
September 4, 2003	Scholefield	946	91.70	86,748.20
September 4, 2003	Scholefield	4,000	91.75	367,000.00
September 4, 2003	Scholefield	4,000	91.95	367,800.00
September 4, 2003	Scholefield	10,328	92.00	950,176.00
September 4, 2003	Scholefield	7,057	92.05	649,596.85
September 4, 2003	Scholefield	1,615	92.10	148,741.50
September 5, 2003	Scholefield	3,000	90.25	270,750.00
September 5, 2003	Scholefield	2,000	90.30	180,600.00
September 5, 2003	Scholefield	5,093	90.35	460,152.55
September 5, 2003	Scholefield	1,461	90.40	132,074.40
September 5, 2003	Scholefield	2,000	90.55	181,100.00
September 5, 2003	Scholefield	5,000	90.60	453,000.00
September 5, 2003	Scholefield	2,000	90.75	181,500.00
September 5, 2003	Scholefield	2,000	90.90	181,800.00
September 5, 2003	Scholefield	911	90.95	82,855.45

III-20

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

September 5, 2003	Scholefield	1,589	91.00	144,599.00
September 5, 2003	Scholefield	2,256	91.05	205,408.80
September 5, 2003	Scholefield	1,213	91.10	110,504.30
September 5, 2003	Scholefield	5,504	91.15	501,689.60
September 5, 2003	Scholefield	27	91.25	2,463.75
September 5, 2003	Scholefield	1,500	91.30	136,950.00
September 8, 2003	Scholefield	400	89.85	35,940.00
September 8, 2003	Scholefield	999	89.90	89,810.10
September 8, 2003	Scholefield	4,156	89.95	373,832.20
September 8, 2003	Scholefield	950	90.00	85,500.00
September 8, 2003	Scholefield	10,421	90.05	938,411.05
September 8, 2003	Scholefield	13,503	90.10	1,216,620.30
September 8, 2003	Scholefield	7,117	90.15	641,597.55
September 8, 2003	Scholefield	3,678	90.25	331,939.50
September 9, 2003	Scholefield	1,500	88.85	133,275.00
September 9, 2003	Scholefield	5,224	88.90	464,413.60
September 9, 2003	Scholefield	1,500	89.05	133,575.00
September 9, 2003	Scholefield	1,003	89.10	89,367.30
September 9, 2003	Scholefield	9,195	89.15	819,734.25
September 9, 2003	Scholefield	7,500	89.30	669,750.00
September 9, 2003	Scholefield	302	89.40	26,998.80
September 9, 2003	Scholefield	2,500	89.50	223,750.00
September 9, 2003	Scholefield	1,929	89.60	172,838.40
September 9, 2003	Scholefield	7,000	89.70	627,900.00
September 9, 2003	Scholefield	3,571	89.80	320,675.80
September 10, 2003	Scholefield	1,000	88.50	88,500.00
September 10, 2003	Scholefield	9,490	88.60	840,814.00
September 10, 2003	Scholefield	9,131	88.75	810,376.25
September 10, 2003	Scholefield	15,260	88.80	1,355,088.00
September 10, 2003	Scholefield	6,343	88.90	563,892.70
September 11, 2003	Scholefield	300	88.25	26,475.00
September 11, 2003	Scholefield	5,000	88.30	441,500.00
September 11, 2003	Scholefield	716	88.35	63,258.60
September 11, 2003	Scholefield	3,000	88.50	265,500.00
September 11, 2003	Scholefield	921	88.55	81,554.55
September 11, 2003	Scholefield	7,112	88.60	630,123.20
September 11, 2003	Scholefield	589	88.70	52,244.30
September 11, 2003	Scholefield	1,126	88.75	99,932.50
September 11, 2003	Scholefield	7,951	88.80	706,048.80
September 11, 2003	Scholefield	5,777	88.85	513,286.45
September 11, 2003	Scholefield	8,732	88.90	776,274.80
September 12, 2003	Scholefield	1,048	87.95	92,171.60
September 12, 2003	Scholefield	2,000	88.00	176,000.00

III-21

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

September 12, 2003	Scholefield	4,552	88.05	400,803.60
September 12, 2003	Scholefield	12,224	88.10	1,076,934.40
September 12, 2003	Scholefield	1,822	88.25	160,791.50
September 12, 2003	Scholefield	1,100	88.30	97,130.00
September 12, 2003	Scholefield	1,400	88.35	123,690.00
September 12, 2003	Scholefield	200	88.40	17,680.00
September 12, 2003	Scholefield	4,878	88.45	431,459.10
September 12, 2003	Scholefield	2,000	88.55	177,100.00
September 12, 2003	Scholefield	2,000	88.80	177,600.00
September 12, 2003	Scholefield	1,000	88.90	88,900.00
September 12, 2003	Scholefield	2,000	89.05	178,100.00
September 12, 2003	Scholefield	1,000	89.10	89,100.00
September 12, 2003	Scholefield	1,000	89.15	89,150.00
September 12, 2003	Scholefield	1,000	89.20	89,200.00
September 12, 2003	Scholefield	2,000	89.25	178,500.00
September 15, 2003	Scholefield	413	88.15	36,405.95
September 15, 2003	Scholefield	12,575	88.20	1,109,115.00
September 15, 2003	Scholefield	20,285	88.25	1,790,151.25
September 15, 2003	Scholefield	9,637	88.30	850,947.10
September 15, 2003	Scholefield	2,000	88.40	176,800.00
September 15, 2003	Scholefield	2,004	88.45	177,253.80
September 16, 2003	Scholefield	1,650	88.25	145,612.50
September 16, 2003	Scholefield	5,699	88.60	504,931.40
September 16, 2003	Scholefield	1,537	88.65	136,255.05
September 16, 2003	Scholefield	14,408	88.70	1,277,989.60
September 16, 2003	Scholefield	2,405	88.75	213,443.75
September 16, 2003	Scholefield	7,210	88.80	640,248.00
September 16, 2003	Scholefield	6,760	88.85	600,626.00
September 16, 2003	Scholefield	7,245	88.90	644,080.50
September 17, 2003	Scholefield	4,338	88.65	384,563.70
September 17, 2003	Scholefield	14,139	88.70	1,254,129.30
September 17, 2003	Scholefield	7,647	88.75	678,671.25
September 17, 2003	Scholefield	5,000	88.80	444,000.00
September 17, 2003	Scholefield	1,495	88.85	132,830.75
September 17, 2003	Scholefield	1,295	88.90	115,125.50
September 17, 2003	Scholefield	800	88.95	71,160.00
September 17, 2003	Scholefield	2,200	89.00	195,800.00
September 17, 2003	Scholefield	3,232	89.05	287,809.60
September 17, 2003	Scholefield	268	89.10	23,878.80
September 17, 2003	Scholefield	2,016	89.15	179,726.40
September 17, 2003	Scholefield	1,900	89.20	169,480.00
September 17, 2003	Scholefield	2,584	89.25	230,622.00
September 18, 2003	Scholefield	1,988	87.75	174,447.00

III-22

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

September 18, 2003	Scholefield	3,513	87.80	308,441.40
September 18, 2003	Scholefield	1,000	88.00	88,000.00
September 18, 2003	Scholefield	1,000	88.05	88,050.00
September 18, 2003	Scholefield	1,355	88.10	119,375.50
September 18, 2003	Scholefield	5,499	88.15	484,736.85
September 18, 2003	Scholefield	15,645	88.20	1,379,889.00
September 18, 2003	Scholefield	2,000	88.30	176,600.00
September 18, 2003	Scholefield	900	88.35	79,515.00
September 18, 2003	Scholefield	11,788	88.40	1,042,059.20
September 18, 2003	Scholefield	2,226	88.45	196,889.70
September 19, 2003	Scholefield	6,914	87.80	607,049.20
September 19, 2003	Scholefield	2,261	87.85	198,628.85
September 19, 2003	Scholefield	7,242	87.90	636,571.80
September 19, 2003	Scholefield	7,451	87.95	655,315.45
September 19, 2003	Scholefield	5,998	88.00	527,824.00
September 19, 2003	Scholefield	7,499	88.05	660,286.95
September 19, 2003	Scholefield	2,261	88.10	199,194.10
September 19, 2003	Scholefield	1,000	88.15	88,150.00
September 19, 2003	Scholefield	4,288	88.20	378,201.60
September 19, 2003	Scholefield	1,000	88.30	88,300.00
September 19, 2003	Scholefield	1,000	88.40	88,400.00
September 22, 2003	Scholefield	147	86.60	12,730.20
September 22, 2003	Scholefield	8,919	86.65	772,831.35
September 22, 2003	Scholefield	5,908	86.70	512,223.60
September 22, 2003	Scholefield	827	86.75	71,742.25
September 22, 2003	Scholefield	7,700	86.80	668,360.00
September 22, 2003	Scholefield	1,903	86.90	165,370.70
September 22, 2003	Scholefield	338	86.95	29,389.10
September 22, 2003	Scholefield	21,727	87.00	1,890,249.00
September 22, 2003	Scholefield	1,410	87.05	122,740.50
September 22, 2003	Scholefield	2,419	87.10	210,694.90
September 23, 2003	Scholefield	1,000	86.30	86,300.00
September 23, 2003	Scholefield	620	86.35	53,537.00
September 23, 2003	Scholefield	6,000	86.60	519,600.00
September 23, 2003	Scholefield	15,319	86.65	1,327,391.35
September 23, 2003	Scholefield	18,312	86.70	1,587,650.40
September 23, 2003	Scholefield	4,829	86.75	418,915.75
September 23, 2003	Scholefield	4,218	86.80	366,122.40
September 23, 2003	Scholefield	1,000	86.85	86,850.00
September 24, 2003	Scholefield	3,021	86.60	261,618.60
September 24, 2003	Scholefield	4,000	86.65	346,600.00
September 24, 2003	Scholefield	5,044	86.70	437,314.80
September 24, 2003	Scholefield	10,907	86.75	946,182.25

III-23

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

September 24, 2003	Scholefield	10,296	86.80	893,692.80
September 24, 2003	Scholefield	12,030	86.85	1,044,805.50
September 24, 2003	Scholefield	6,000	86.90	521,400.00
September 25, 2003	Scholefield	6,759	86.55	584,991.45
September 25, 2003	Scholefield	1,448	86.60	125,396.80
September 25, 2003	Scholefield	5,000	86.65	433,250.00
September 25, 2003	Scholefield	7,144	86.70	619,384.80
September 25, 2003	Scholefield	14,258	86.75	1,236,881.50
September 25, 2003	Scholefield	4,000	86.80	347,200.00
September 25, 2003	Scholefield	11,246	86.85	976,715.10
September 25, 2003	Scholefield	443	86.90	38,496.70
September 25, 2003	Scholefield	1,000	86.95	86,950.00
September 26, 2003	Scholefield	5,000	73.10	365,500.00
September 26, 2003	Scholefield	5,000	73.20	366,000.00
September 26, 2003	Scholefield	1,100	73.25	80,575.00
September 26, 2003	Scholefield	9,626	73.30	705,585.80
September 26, 2003	Scholefield	10,630	73.35	779,710.50
September 26, 2003	Scholefield	1,000	73.40	73,400.00
September 26, 2003	Scholefield	9,712	73.45	713,346.40
September 26, 2003	Scholefield	9,230	73.50	678,405.00
September 29, 2003	Scholefield	1,847	73.20	135,200.40
September 29, 2003	Scholefield	176	73.25	12,892.00
September 29, 2003	Scholefield	1,000	73.35	73,350.00
September 29, 2003	Scholefield	5,000	73.45	367,250.00
September 29, 2003	Scholefield	1,851	73.50	136,048.50
September 29, 2003	Scholefield	3,149	73.55	231,608.95
September 29, 2003	Scholefield	4,000	73.65	294,600.00
September 29, 2003	Scholefield	17,780	73.70	1,310,386.00
September 29, 2003	Scholefield	19,220	73.75	1,417,475.00
September 29, 2003	Scholefield	3,000	73.80	221,400.00
September 29, 2003	Scholefield	500	73.85	36,925.00
September 29, 2003	Scholefield	500	73.90	36,950.00
September 29, 2003	Scholefield	1,000	74.05	74,050.00
September 30, 2003	Scholefield	500	71.85	35,925.00
September 30, 2003	Scholefield	500	71.90	35,950.00
September 30, 2003	Scholefield	500	71.95	35,975.00
September 30, 2003	Scholefield	3,500	72.25	252,875.00
September 30, 2003	Scholefield	1,000	72.40	72,400.00
September 30, 2003	Scholefield	1,000	72.55	72,550.00
October 1, 2003	Scholefield	1,000	71.95	71,950.00
October 1, 2003	Scholefield	1,000	72.00	72,000.00
October 1, 2003	Scholefield	2,076	72.05	149,575.80
October 1, 2003	Scholefield	2,000	72.10	144,200.00

III-24

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

October 1, 2003	Scholefield	1,924	72.15	138,816.60
October 1, 2003	Scholefield	1,000	72.20	72,200.00
October 1, 2003	Scholefield	1,000	72.25	72,250.00
October 2, 2003	Scholefield	2,000	71.90	143,800.00
October 2, 2003	Scholefield	4,000	71.95	287,800.00
October 2, 2003	Scholefield	4,000	72.00	288,000.00
October 3, 2003	Scholefield	1,500	71.75	107,625.00
October 3, 2003	Scholefield	500	71.80	35,900.00
October 3, 2003	Scholefield	500	71.85	35,925.00
October 3, 2003	Scholefield	1,000	72.15	72,150.00
October 3, 2003	Scholefield	3,500	72.20	252,700.00
October 3, 2003	Scholefield	1,000	72.30	72,300.00
October 3, 2003	Scholefield	1,500	72.40	108,600.00
October 6, 2003	Scholefield	2,000	72.20	144,400.00
October 6, 2003	Scholefield	1,000	72.25	72,250.00
October 6, 2003	Scholefield	1,000	72.30	72,300.00
October 6, 2003	Scholefield	500	72.35	36,175.00
October 6, 2003	Scholefield	500	72.45	36,225.00
October 6, 2003	Scholefield	2,000	72.50	145,000.00
October 7, 2003	Scholefield	1,000	71.40	71,400.00
October 7, 2003	Scholefield	2,000	71.50	143,000.00
October 7, 2003	Scholefield	1,000	71.55	71,550.00
October 7, 2003	Scholefield	1,500	71.60	107,400.00
October 7, 2003	Scholefield	3,000	71.65	214,950.00
October 7, 2003	Scholefield	1,000	71.80	71,800.00
October 8, 2003	Scholefield	500	71.25	35,625.00
October 8, 2003	Scholefield	1,500	71.30	106,950.00
October 8, 2003	Scholefield	1,000	71.35	71,350.00
October 8, 2003	Scholefield	1,000	71.40	71,400.00
October 8, 2003	Scholefield	2,000	71.45	142,900.00
October 8, 2003	Scholefield	209	71.50	14,943.50
October 8, 2003	Scholefield	1,000	71.55	71,550.00
October 8, 2003	Scholefield	366	71.65	26,223.90
October 8, 2003	Scholefield	2,425	71.75	173,993.75
October 9, 2003	Scholefield	141	71.00	10,011.00
October 9, 2003	Scholefield	234	71.05	16,625.70
October 9, 2003	Scholefield	500	71.20	35,600.00
October 9, 2003	Scholefield	125	71.25	8,906.25
October 9, 2003	Scholefield	766	71.60	54,845.60
October 9, 2003	Scholefield	354	71.65	25,364.10
October 9, 2003	Scholefield	848	71.70	60,801.60
October 9, 2003	Scholefield	1,000	71.75	71,750.00
October 9, 2003	Scholefield	386	71.80	27,714.80

III-25

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

October 9, 2003	Scholefield	1,000	71.90	71,900.00
October 10, 2003	Scholefield	500	71.15	35,575.00
October 10, 2003	Scholefield	1,000	71.30	71,300.00
October 10, 2003	Scholefield	667	71.40	47,623.80
October 10, 2003	Scholefield	3,833	71.50	274,059.50
October 10, 2003	Scholefield	1,000	71.60	71,600.00
October 10, 2003	Scholefield	1,000	71.65	71,650.00
October 10, 2003	Scholefield	1,000	71.75	71,750.00
October 10, 2003	Scholefield	1,000	71.90	71,900.00
October 13, 2003	Scholefield	886	71.60	63,437.60
October 13, 2003	Scholefield	249	71.65	17,840.85
October 13, 2003	Scholefield	1,000	71.80	71,800.00
October 13, 2003	Scholefield	114	71.95	8,202.30
October 13, 2003	Scholefield	1,150	72.00	82,800.00
October 13, 2003	Scholefield	1,351	72.05	97,339.55
October 13, 2003	Scholefield	1,850	72.10	133,385.00
October 13, 2003	Scholefield	2,649	72.15	191,125.35
October 13, 2003	Scholefield	751	72.20	54,222.20
October 14, 2003	Scholefield	1,020	72.10	73,542.00
October 14, 2003	Scholefield	1,500	72.15	108,225.00
October 14, 2003	Scholefield	1,372	72.30	99,195.60
October 14, 2003	Scholefield	1,628	72.35	117,785.80
October 14, 2003	Scholefield	2,000	72.45	144,900.00
October 15, 2003	Scholefield	58	72.30	4,193.40
October 15, 2003	Scholefield	1,000	72.35	72,350.00
October 15, 2003	Scholefield	2,010	72.40	145,524.00
October 15, 2003	Scholefield	727	72.45	52,671.15
October 15, 2003	Scholefield	4,215	72.50	305,587.50
October 15, 2003	Scholefield	853	72.70	62,013.10
October 15, 2003	Scholefield	1,137	72.80	82,773.60
October 16, 2003	Scholefield	2,000	72.75	145,500.00
October 16, 2003	Scholefield	2,000	72.80	145,600.00
October 16, 2003	Scholefield	1,000	72.90	72,900.00
October 16, 2003	Scholefield	2,000	72.95	145,900.00
October 16, 2003	Scholefield	1,000	73.00	73,000.00
October 16, 2003	Scholefield	2,000	73.10	146,200.00
October 17, 2003	Scholefield	1,000	73.85	73,850.00
October 17, 2003	Scholefield	500	73.90	36,950.00
October 17, 2003	Scholefield	1,000	74.15	74,150.00
October 17, 2003	Scholefield	1,000	74.35	74,350.00
October 17, 2003	Scholefield	1,000	74.45	74,450.00
October 17, 2003	Scholefield	500	74.50	37,250.00
October 17, 2003	Scholefield	1,000	74.65	74,650.00

III-26

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share (€)	Price (€)

October 17, 2003	Scholefield	1,000	74.75	74,750.00
October 17, 2003	Scholefield	1,000	74.90	74,900.00
October 17, 2003	Scholefield	1,000	75.00	75,000.00
October 17, 2003	Scholefield	1,000	75.10	75,100.00

          New York Stock Exchange

      The following table lists all purchases by PPR and its affiliates (other than Gucci) on the New York Stock Exchange since March 31, 2001. Share purchases occurring before October 2, 2003, were made prior to the issuance of the special return of capital of € 13.50 approved at the Gucci shareholders’ meeting on July 6, 2003. See “Exchange Rate Information” at the end of this Schedule III for comparative historical U.S. dollar/ Euro exchange rates.

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

October 29, 2002	Scholefield	22,000	88.75	1,952,500
October 29, 2002	Scholefield	58,000	89.00	5,162,000
November 5, 2002	Scholefield	20,000	91.50	1,830,000
January 28, 2003	Scholefield	400	93.17	37,268.00
January 28, 2003	Scholefield	200	93.18	18,636.00
January 28, 2003	Scholefield	2,000	93.19	186,380.00
January 28, 2003	Scholefield	100	93.36	9,336.00
January 28, 2003	Scholefield	3,400	93.37	317,458.00
January 28, 2003	Scholefield	300	93.38	28,014.00
January 28, 2003	Scholefield	1,948	93.42	181,982.16
January 28, 2003	Scholefield	100	93.44	9,344.00
January 28, 2003	Scholefield	4,100	93.46	383,186.00
January 28, 2003	Scholefield	12,000	93.48	1,121,760.00
January 28, 2003	Scholefield	3,700	93.50	345,950.00
January 28, 2003	Scholefield	5,000	93.60	468,000.00
January 30, 2003	Scholefield	400	93.71	37,484.00
January 30, 2003	Scholefield	2,348	93.78	220,195.44
January 30, 2003	Scholefield	100	93.80	9,380.00
January 30, 2003	Scholefield	2,600	93.81	243,906.00
January 30, 2003	Scholefield	400	93.84	37,536.00
January 30, 2003	Scholefield	300	93.86	28,158.00
January 30, 2003	Scholefield	1,000	93.87	93,870.00
January 30, 2003	Scholefield	300	93.89	28,167.00
January 30, 2003	Scholefield	200	93.91	18,782.00
January 30, 2003	Scholefield	200	93.92	18,784.00
January 30, 2003	Scholefield	200	93.93	18,786.00
January 30, 2003	Scholefield	1,600	93.94	150,304.00
January 30, 2003	Scholefield	2,700	93.95	253,665.00
January 30, 2003	Scholefield	2,700	93.96	253,692.00
January 30, 2003	Scholefield	700	93.99	65,793.00

III-27

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

January 30, 2003	Scholefield	25,300	94.00	2,378,200.00
January 30, 2003	Scholefield	1,200	94.01	112,812.00
January 30, 2003	Scholefield	3,200	94.04	300,928.00
January 30, 2003	Scholefield	6,000	94.05	564,300.00
February 4, 2003	Scholefield	2,000	93.82	187,640.00
February 4, 2003	Scholefield	2,000	93.82	187,640.00
February 4, 2003	Scholefield	2,000	93.86	187,720.00
February 4, 2003	Scholefield	3,000	93.90	281,700.00
February 4, 2003	Scholefield	2,000	93.91	187,820.00
February 4, 2003	Scholefield	1,700	93.93	159,681.00
February 4, 2003	Scholefield	400	93.95	37,580.00
February 4, 2003	Scholefield	3,191	93.96	299,826.36
February 4, 2003	Scholefield	4,500	93.97	422,865.00
February 4, 2003	Scholefield	2,000	93.99	187,980.00
February 4, 2003	Scholefield	26,400	94.00	2,481,600.00
February 4, 2003	Scholefield	2,000	94.01	188,020.00
February 4, 2003	Scholefield	6,000	94.03	564,180.00
February 4, 2003	Scholefield	1,000	94.05	94,050.00
February 6, 2003	Scholefield	2,800	94.05	263,340.00
February 6, 2003	Scholefield	3,600	94.10	338,760.00
February 6, 2003	Scholefield	1,000	94.14	94,140.00
February 6, 2003	Scholefield	3,800	94.20	357,960.00
February 10, 2003	Scholefield	300	94.01	28,203.00
February 10, 2003	Scholefield	7,000	94.05	658,350.00
February 10, 2003	Scholefield	3,600	94.06	338,616.00
February 10, 2003	Scholefield	1,000	94.07	94,070.00
February 10, 2003	Scholefield	8,100	94.10	762,210.00
February 10, 2003	Scholefield	8,100	94.11	762,291.00
February 10, 2003	Scholefield	1,200	94.12	112,944.00
February 10, 2003	Scholefield	5,959	94.13	560,920.67
February 10, 2003	Scholefield	700	94.14	65,898.00
February 10, 2003	Scholefield	1,000	94.15	94,150.00
February 10, 2003	Scholefield	1,000	94.16	94,160.00
February 10, 2003	Scholefield	4,400	94.17	414,348.00
February 10, 2003	Scholefield	5,700	94.19	536,883.00
February 10, 2003	Scholefield	4,000	94.20	376,800.00
February 10, 2003	Scholefield	1,000	94.21	94,210.00
February 12, 2003	Scholefield	1,000	93.67	93,670.00
February 12, 2003	Scholefield	1,000	93.68	93,680.00
February 12, 2003	Scholefield	1,659	93.69	155,431.71
February 12, 2003	Scholefield	14,500	93.70	1,358,650.00
February 12, 2003	Scholefield	3,000	93.71	281,130.00
February 12, 2003	Scholefield	25,500	93.72	2,389,860.00

III-28

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

February 12, 2003	Scholefield	7,500	93.73	702,975.00
February 12, 2003	Scholefield	500	93.74	46,870.00
February 12, 2003	Scholefield	5,000	93.75	468,750.00
February 14, 2003	Scholefield	1,000	93.87	93,870.00
February 14, 2003	Scholefield	2,000	93.95	187,900.00
February 14, 2003	Scholefield	8,259	94.00	776,346.00
February 14, 2003	Scholefield	5,000	94.01	470,050.00
February 14, 2003	Scholefield	5,000	94.09	470,450.00
February 14, 2003	Scholefield	1,900	94.10	178,790.00
February 14, 2003	Scholefield	2,800	94.11	263,508.00
February 14, 2003	Scholefield	3,000	94.12	282,360.00
February 14, 2003	Scholefield	400	94.15	37,660.00
February 14, 2003	Scholefield	1,000	94.17	94,170.00
February 14, 2003	Scholefield	4,000	94.19	376,760.00
February 14, 2003	Scholefield	900	94.24	84,816.00
February 14, 2003	Scholefield	5,000	94.25	471,250.00
February 14, 2003	Scholefield	10,800	94.30	1,018,440.00
February 14, 2003	Scholefield	7,000	94.32	660,240.00
February 14, 2003	Scholefield	1,600	94.33	150,928.00
February 18, 2003	Scholefield	1,000	93.94	93,940.00
February 18, 2003	Scholefield	3,000	93.95	281,850.00
February 18, 2003	Scholefield	5,000	93.96	469,800.00
February 18, 2003	Scholefield	2,000	93.97	187,940.00
February 18, 2003	Scholefield	200	93.98	18,796.00
February 18, 2003	Scholefield	6,400	93.99	601,536.00
February 18, 2003	Scholefield	20,305	94.00	1,908,670.00
February 18, 2003	Scholefield	100	94.01	9,401.00
February 18, 2003	Scholefield	3,500	94.05	329,175.00
February 18, 2003	Scholefield	1,200	94.06	112,872.00
February 18, 2003	Scholefield	5,000	94.10	470,500.00
February 18, 2003	Scholefield	1,000	94.18	94,180.00
February 18, 2003	Scholefield	3,900	94.20	367,380.00
February 18, 2003	Scholefield	400	94.21	37,684.00
February 18, 2003	Scholefield	2,100	94.22	197,862.00
February 18, 2003	Scholefield	4,900	94.23	461,727.00
February 18, 2003	Scholefield	4,000	94.24	376,960.00
February 20, 2003	Scholefield	9,505	94.22	895,561.10
February 20, 2003	Scholefield	10,000	94.25	942,500.00
February 20, 2003	Scholefield	10,100	94.30	952,430.00
February 20, 2003	Scholefield	2,000	94.36	188,720.00
February 20, 2003	Scholefield	32,400	94.38	3,057,912.00
February 24, 2003	Scholefield	400	94.39	37,756.00
February 24, 2003	Scholefield	4,900	94.40	462,560.00

III-29

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

February 24, 2003	Scholefield	9,200	94.41	868,572.00
February 24, 2003	Scholefield	200	94.44	18,888.00
February 24, 2003	Scholefield	5,800	94.45	547,810.00
February 24, 2003	Scholefield	8,000	94.47	755,760.00
February 24, 2003	Scholefield	4,595	94.50	434,227.50
February 24, 2003	Scholefield	3,000	94.54	283,620.00
February 24, 2003	Scholefield	700	94.55	66,185.00
February 26, 2003	Scholefield	800	93.82	75,056.00
February 26, 2003	Scholefield	2,600	93.89	244,114.00
February 26, 2003	Scholefield	3,400	93.90	319,260.00
February 26, 2003	Scholefield	49,795	94.00	4,680,730.00
March 4, 2003	Scholefield	3,300	94.25	311,025.00
March 4, 2003	Scholefield	7,600	94.27	716,452.00
March 4, 2003	Scholefield	100	94.28	9,428.00
March 4, 2003	Scholefield	500	94.34	47,170.00
March 4, 2003	Scholefield	6,100	94.35	575,535.00
March 4, 2003	Scholefield	870	94.36	82,093.20
March 4, 2003	Scholefield	400	94.40	37,760.00
March 4, 2003	Scholefield	6,000	94.49	566,940.00
March 4, 2003	Scholefield	30,000	94.50	2,835,000.00
March 6, 2003	Scholefield	9,800	94.17	922,866.00
March 6, 2003	Scholefield	4,870	94.21	458,802.70
March 6, 2003	Scholefield	500	94.23	47,115.00
March 6, 2003	Scholefield	12,400	94.24	1,168,576.00
March 6, 2003	Scholefield	8,300	94.25	782,275.00
March 6, 2003	Scholefield	7,200	94.30	678,960.00
March 6, 2003	Scholefield	1,000	94.32	94,320.00
March 6, 2003	Scholefield	7,800	94.33	735,774.00
March 6, 2003	Scholefield	3,000	94.34	283,020.00
March 10, 2003	Scholefield	3,500	94.30	330,050.00
March 10, 2003	Scholefield	2,600	94.33	245,258.00
March 10, 2003	Scholefield	2,000	94.34	188,680.00
March 10, 2003	Scholefield	10,112	94.35	954,067.20
March 10, 2003	Scholefield	1,000	94.39	94,390.00
March 10, 2003	Scholefield	600	94.40	56,640.00
March 10, 2003	Scholefield	7,000	94.41	660,870.00
March 10, 2003	Scholefield	400	94.45	37,780.00
March 10, 2003	Scholefield	500	94.46	47,230.00
March 10, 2003	Scholefield	3,100	94.49	292,919.00
March 10, 2003	Scholefield	22,400	94.50	2,116,800.00
March 12, 2003	Scholefield	1,300	94.00	122,200.00
March 12, 2003	Scholefield	1,700	94.05	159,885.00
March 12, 2003	Scholefield	2,000	94.09	188,180.00

III-30

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

March 12, 2003	Scholefield	33,000	94.10	3,105,300.00
March 12, 2003	Scholefield	500	94.11	47,055.00
March 12, 2003	Scholefield	1,600	94.14	150,624.00
March 12, 2003	Scholefield	13,112	94.15	1,234,494.80
March 14, 2003	Scholefield	600	94.55	56,730.00
March 14, 2003	Scholefield	6,000	94.65	567,900.00
March 14, 2003	Scholefield	700	94.70	66,290.00
March 14, 2003	Scholefield	1,800	94.71	170,478.00
March 14, 2003	Scholefield	400	94.72	37,888.00
March 14, 2003	Scholefield	1,600	94.73	151,568.00
March 14, 2003	Scholefield	212	94.74	20,084.88
March 14, 2003	Scholefield	25,000	94.75	2,368,750.00
March 14, 2003	Scholefield	200	94.85	18,970.00
March 14, 2003	Scholefield	1,800	94.86	170,748.00
March 14, 2003	Scholefield	2,000	94.88	189,760.00
March 14, 2003	Scholefield	2,000	94.90	189,800.00
March 14, 2003	Scholefield	4,000	94.99	379,960.00
March 14, 2003	Scholefield	6,900	95.00	655,500.00
March 20, 2003	Scholefield	393	95.20	37,413.60
March 20, 2003	Scholefield	800	95.23	76,184.00
March 20, 2003	Scholefield	500	95.25	47,625.00
March 24, 2003	Scholefield	300	94.35	28,305.00
March 24, 2003	Scholefield	1,700	94.41	160,497.00
March 24, 2003	Scholefield	100	94.42	9,442.00
March 24, 2003	Scholefield	4,600	94.45	434,470.00
March 24, 2003	Scholefield	6,200	94.46	585,652.00
March 24, 2003	Scholefield	4,700	94.47	444,009.00
March 24, 2003	Scholefield	9,100	94.48	859,768.00
March 24, 2003	Scholefield	1,200	94.49	113,388.00
March 24, 2003	Scholefield	800	94.50	75,600.00
March 24, 2003	Scholefield	1,900	94.51	179,569.00
March 24, 2003	Scholefield	2,300	94.52	217,396.00
March 24, 2003	Scholefield	4,500	94.54	425,430.00
March 24, 2003	Scholefield	4,432	94.55	419,045.60
March 24, 2003	Scholefield	3,400	94.56	321,504.00
March 24, 2003	Scholefield	2,400	94.57	226,968.00
March 24, 2003	Scholefield	2,700	94.58	255,366.00
March 24, 2003	Scholefield	200	94.59	18,918.00
March 24, 2003	Scholefield	100	94.60	9,460.00
March 24, 2003	Scholefield	1,000	94.69	94,690.00
March 26, 2003	Scholefield	3,132	95.25	298,323.00
April 4, 2003	Scholefield	100	95.14	9,514.00
April 4, 2003	Scholefield	4,900	95.15	466,235.00

III-31

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

April 4, 2003	Scholefield	5,000	95.22	476,100.00
April 4, 2003	Scholefield	37,901	95.25	3,610,070.25
July 1, 2003	Scholefield	3,200	97.98	313,536.00
July 1, 2003	Scholefield	2,500	97.99	244,975.00
July 1, 2003	Scholefield	1,700	98.00	166,600.00
July 1, 2003	Scholefield	1,350	98.01	132,313.50
July 1, 2003	Scholefield	200	98.04	19,608.00
July 1, 2003	Scholefield	1,800	98.05	176,490.00
July 1, 2003	Scholefield	200	98.11	19,622.00
July 1, 2003	Scholefield	5,800	98.12	569,096.00
July 1, 2003	Scholefield	200	98.16	19,632.00
July 1, 2003	Scholefield	2,000	98.17	196,340.00
July 1, 2003	Scholefield	5,400	98.18	530,172.00
July 2, 2003	Scholefield	1,150	98.04	112,746.00
July 2, 2003	Scholefield	3,500	98.10	343,350.00
July 2, 2003	Scholefield	100	98.13	9,813.00
July 2, 2003	Scholefield	100	98.18	9,818.00
July 2, 2003	Scholefield	1,000	98.21	98,210.00
July 2, 2003	Scholefield	1,000	98.25	98,250.00
August 1, 2003	Scholefield	700	98.40	68,880.00
August 1, 2003	Scholefield	1,000	98.41	98,410.00
August 1, 2003	Scholefield	3,200	98.42	314,944.00
August 1, 2003	Scholefield	400	98.43	39,372.00
August 1, 2003	Scholefield	2,000	98.44	196,880.00
August 1, 2003	Scholefield	1,600	98.45	157,520.00
August 1, 2003	Scholefield	4,000	98.46	393,840.00
August 1, 2003	Scholefield	3,900	98.47	384,033.00
August 1, 2003	Scholefield	800	98.48	78,784.00
August 1, 2003	Scholefield	1,000	98.49	98,490.00
August 4, 2003	Scholefield	100	98.40	9,840.00
August 4, 2003	Scholefield	400	98.45	39,380.00
August 4, 2003	Scholefield	1,047	98.46	103,087.62
August 4, 2003	Scholefield	200	98.47	19,694.00
August 4, 2003	Scholefield	2,000	98.48	196,960.00
August 5, 2003	Scholefield	200	98.41	19,682.00
August 5, 2003	Scholefield	100	98.42	9,842.00
August 5, 2003	Scholefield	8,900	98.43	876,027.00
August 5, 2003	Scholefield	12,047	98.44	1,185,906.68
August 6, 2003	Scholefield	5,447	98.48	536,420.56
August 6, 2003	Scholefield	2,300	98.49	226,527.00
August 6, 2003	Scholefield	16,200	98.50	1,595,700.00
August 7, 2003	Scholefield	500	98.45	49,225.00
August 7, 2003	Scholefield	1,000	98.48	98,480.00

III-32

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

August 7, 2003	Scholefield	13,947	98.54	1,374,337.38
August 7, 2003	Scholefield	8,000	98.55	788,400.00
August 7, 2003	Scholefield	500	98.60	49,300.00
August 8, 2003	Scholefield	23,947	98.50	2,358,779.50
August 11, 2003	Scholefield	2,000	98.49	196,980.00
August 11, 2003	Scholefield	16,490	98.50	1,624,265.00
August 12, 2003	Scholefield	800	98.49	78,792.00
August 12, 2003	Scholefield	17,690	98.50	1,742,465.00
August 13, 2003	Scholefield	18,490	98.50	1,821,265.00
August 14, 2003	Scholefield	4,890	98.48	481,567.20
August 14, 2003	Scholefield	13,600	98.49	1,339,464.00
August 15, 2003	Scholefield	6,490	98.48	639,135.20
August 15, 2003	Scholefield	10,000	98.50	985,000.00
August 15, 2003	Scholefield	2,000	98.54	197,080.00
August 18, 2003	Scholefield	2,000	98.48	196,960.00
August 18, 2003	Scholefield	3,000	98.49	295,470.00
August 18, 2003	Scholefield	12,135	98.50	1,195,297.00
August 18, 2003	Scholefield	3,000	98.51	295,530.00
August 19, 2003	Scholefield	14,135	98.55	1,393,004.25
August 19, 2003	Scholefield	1,000	98.57	98,570.00
August 19, 2003	Scholefield	1,100	98.59	108,449.00
August 19, 2003	Scholefield	3,900	98.60	384,540.00
August 20, 2003	Scholefield	1,400	98.55	137,970.00
August 20, 2003	Scholefield	135	98.57	13,306.95
August 20, 2003	Scholefield	1,000	98.58	98,580.00
August 20, 2003	Scholefield	4,800	98.59	473,232.00
August 20, 2003	Scholefield	6,500	98.60	640,900.00
August 20, 2003	Scholefield	6,300	98.61	621,243.00
August 21, 2003	Scholefield	5,135	98.52	505,900.20
August 21, 2003	Scholefield	1,400	98.53	137,942.00
August 21, 2003	Scholefield	5,500	98.54	541,970.00
August 21, 2003	Scholefield	6,100	98.55	601,155.00
August 21, 2003	Scholefield	2,000	98.56	197,120.00
August 25, 2003	Scholefield	350	98.56	34,496.00
August 25, 2003	Scholefield	200	98.62	19,724.00
August 25, 2003	Scholefield	400	98.67	39,468.00
August 25, 2003	Scholefield	3,900	98.70	384,930.00
August 25, 2003	Scholefield	3,600	98.74	355,464.00
August 25, 2003	Scholefield	1,400	98.75	138,250.00
August 25, 2003	Scholefield	4,600	98.76	454,296.00
August 26, 2003	Scholefield	2,650	98.71	261,581.50
August 26, 2003	Scholefield	500	98.73	49,365.00
August 26, 2003	Scholefield	1,800	98.75	177,750.00

III-33

		Number of	Price Per	Total
	Purchasing	Common Shares	Common	Purchase
Date of Purchase	Entity	Purchased	Share ($)	Price ($)

August 26, 2003	Scholefield	2,300	98.76	227,148.00
August 26, 2003	Scholefield	5,600	98.78	553,168.00
August 26, 2003	Scholefield	9,100	98.79	898,989.00
August 27, 2003	Scholefield	450	98.75	44,437.50
August 27, 2003	Scholefield	5,000	98.78	493,900.00
August 27, 2003	Scholefield	200	98.82	19,764.00
August 27, 2003	Scholefield	2,100	98.88	207,648.00
August 27, 2003	Scholefield	300	98.89	29,667.00
August 27, 2003	Scholefield	800	98.91	79,128.00
August 27, 2003	Scholefield	3,000	98.94	296,820.00
August 27, 2003	Scholefield	10,100	99.00	999,900.00

Gucci Group N.V.

Summary Information

      The following sets forth quarterly information with respect to purchases of Shares by Gucci and its affiliates (other than PPR) during the past three years. Gucci and its affiliates (other than PPR) did not purchase any Shares from March 31, 2001 until the 3rd Quarter of 2002.

		Number of	Range of Prices	Range of Prices	Avg. Purchase Price(1)
	Purchasing	Shares Purchased	Per Share	Per Share	Per Share
Calendar Quarter/Year	Entity	During Quarter	During Quarter (€)	During Quarter ($)	During Quarter(€)

3rd Quarter 2002	Gucci	550,000	87.35 - 90.16	87.69 - 90.71	88.80
4th Quarter 2002	Gucci	1,000,000	84.75 - 90.86	83.19 - 88.75	87.96
1st Quarter 2003	Gucci	2,362,763	85.45 - 90.18	93.46 - 95.63	87.44
2nd Quarter 2003	Gucci	1,091,819	87.09 - 90.17	95.24 - 95.79	88.25

(1)	Purchase prices exclude commission.

Detailed Information on Purchases Since March 31, 2001

      The following presents all purchases of Shares by Gucci and its affiliates (other than PPR) since March 31, 2001.

                       Amsterdam Stock Exchange

      The following table lists all purchases by Gucci and its affiliates (other than PPR) on the Amsterdam Stock Exchange since March 31, 2001. Share purchases occurring before October 2, 2003, were made prior to the issuance of the special return of capital of € 13.50 approved at the Gucci shareholders meeting

III-34

on July 6, 2003. See “Exchange Rate Information” at the end of this Schedule III for comparative historical U.S. dollar/Euro exchange rates.

		Number of	Price Per
		Common Shares	Common	Total Purchase
Date of Purchase	Purchasing Entity	Purchased	Share (€)	Price (€)

July 16, 2002	Gucci	50,000	86.40	4,320,050.00
July 17, 2002	Gucci	50,000	88.33	4,416,500.00
July 18, 2002	Gucci	50,000	90.16	4,508,100.00
July 19, 2002	Gucci	50,000	88.98	4,449,050.00
July 22, 2002	Gucci	50,000	89.54	4,477,000.00
July 24, 2002	Gucci	25,000	87.34	2,183,500.00
October 1, 2002	Gucci	25,000	84.75	2,118,730.00
October 2, 2002	Gucci	25,000	85.32	2,133,020.00
October 3, 2002	Gucci	25,000	86.46	2,161,492.50
October 4, 2002	Gucci	25,000	86.96	2,174,065.00
October 7, 2002	Gucci	25,000	87.44	2,186,007.50
October 8, 2002	Gucci	35,000	87.69	3,069,230.50
October 9, 2002	Gucci	40,000	86.36	3,454,312.00
October 10, 2002	Gucci	35,000	85.90	3,006,622.50
October 11, 2002	Gucci	40,000	87.17	3,486,888.00
October 14, 2002	Gucci	45,000	87.43	3,934,489.50
October 15, 2002	Gucci	35,000	88.49	3,097,097.50
October 16, 2002	Gucci	40,000	89.05	3,562,060.00
October 17, 2002	Gucci	50,000	90.58	4,529,240.00
October 18, 2002	Gucci	46,000	90.86	4,179,633.60
October 25, 2002	Gucci	25,000	90.85	2,271,237.50
January 27, 2003	Gucci	75,000	86.07	6,455,467.50
January 29, 2003	Gucci	75,000	85.94	6,445,290.00
January 31, 2003	Gucci	22,295	86.32	1,924,586.89
February 3, 2003	Gucci	55,000	87.13	4,792,089.50
February 5, 2003	Gucci	80,000	86.41	6,912,808.00
February 7, 2003	Gucci	20,504	87.03	1,784,430.31
February 11, 2003	Gucci	60,000	87.92	5,274,984.00
February 13, 2003	Gucci	75,000	86.91	6,518,100.00
February 17, 2003	Gucci	30,000	87.88	2,636,259.00
February 19, 2003	Gucci	75,000	88.02	6,601,125.00
February 21, 2003	Gucci	75,000	87.32	6,548,775.00
February 25, 2003	Gucci	13,801	87.01	1,200,797.41
February 25, 2003	Gucci	44,113	87.16	3,845,087.59
February 27, 2003	Gucci	65,000	87.05	5,657,938.00
March 3, 2003	Gucci	64,000	87.38	5,592,166.40
March 5, 2003	Gucci	64,000	86.20	5,517,043.20
March 7, 2003	Gucci	64,000	85.45	5,468,812.80
March 11, 2003	Gucci	55,500	85.48	4,743,984.60
March 13, 2003	Gucci	55,500	86.56	4,804,290.90
March 17, 2003	Gucci	53,500	88.12	4,714,179.25

III-35

		Number of	Price Per
		Common Shares	Common	Total Purchase
Date of Purchase	Purchasing Entity	Purchased	Share (€)	Price (€)

March 19, 2003	Gucci	53,500	90.09	4,820,055.75
March 21, 2003	Gucci	53,500	90.19	4,824,908.20
March 25, 2003	Gucci	62,800	88.94	5,585,601.56
March 27, 2003	Gucci	62,800	89.15	5,598,632.56
March 31, 2003	Gucci	62,050	87.90	5,454,046.08
April 1, 2003	Gucci	62,050	87.67	5,439,718.74
April 3, 2003	Gucci	62,050	89.23	5,536,442.28
April 7, 2003	Gucci	62,750	90.17	5,658,217.70
April 9, 2003	Gucci	62,750	88.96	5,582,302.75
April 11, 2003	Gucci	62,750	89.20	5,597,036.45
April 15, 2003	Gucci	64,000	88.66	5,674,252.80
April 17, 2003	Gucci	64,000	87.65	5,609,817.60
April 21, 2003	Gucci	—	—	—
April 23, 2003	Gucci	58,380	87.09	5,084,308.36
April 25, 2003	Gucci	58,380	86.92	5,074,261.16
April 29, 2003	Gucci	67,159	87.44	5,872,335.96

New York Stock Exchange

      The following table lists all purchases by Gucci and its affiliates (other than PPR) on the New York Stock Exchange since March 31, 2001. Share purchases occurring before October 2, 2003, were made prior to the issuance of the special return of capital of € 13.50 approved at the Gucci shareholders meeting on July 6, 2003. See “Exchange Rate Information” at the end of this Schedule III for comparative historical U.S. dollar/ euro exchange rates.

		Number of	Price Per	Total
		Common Shares	Common	Purchase
Date of Purchase	Purchasing Entity	Purchased	Share ($)	Price ($)

July 16, 2002	Gucci	50,000	88.58	4,428,645.00
July 17, 2002	Gucci	50,000	89.64	4,482,075.00
July 18, 2002	Gucci	50,000	90.71	4,535,680.00
July 19, 2002	Gucci	50,000	90.05	4,502,330.00
July 22, 2002	Gucci	50,000	90.50	4,525,245.00
July 24, 2002	Gucci	25,000	87.69	2,192,265.00
October 1, 2002	Gucci	16,000	83.19	1,331,049.60
October 2, 2002	Gucci	25,000	84.38	2,109,390.00
October 3, 2002	Gucci	25,000	85.33	2,133,295.00
October 4, 2002	Gucci	34,000	85.62	2,911,148.00
October 7, 2002	Gucci	50,000	86.49	4,324,345.00
October 8, 2002	Gucci	40,000	85.13	3,405,380.00
October 9, 2002	Gucci	35,000	84.96	2,973,575.50
October 10, 2002	Gucci	40,000	84.96	3,398,496.00
October 11, 2002	Gucci	35,000	86.48	3,026,747.50
October 14, 2002	Gucci	30,000	86.64	2,599,224.00
October 15, 2002	Gucci	40,000	87.66	3,506,452.00
October 16, 2002	Gucci	17,400	87.56	1,523,479.62

III-36

		Number of	Price Per	Total
		Common Shares	Common	Purchase
Date of Purchase	Purchasing Entity	Purchased	Share ($)	Price ($)

October 17, 2002	Gucci	36,600	88.48	3,238,468.00
October 18, 2002	Gucci	35,000	88.75	3,106,110.00
October 25, 2002	Gucci	25,000	88.75	2,218,750.00
January 27, 2003	Gucci	55,000	93.46	5,140,085.50
January 29, 2003	Gucci	12,300	93.47	1,149,736.35
January 31, 2003	Gucci	11,000	93.52	1,028,700.20
February 3, 2003	Gucci	55,000	93.98	5,168,735.00
February 5, 2003	Gucci	40,000	94.00	3,759,860.00
February 7, 2003	Gucci	25,000	94.17	2,354,145.00
February 11, 2003	Gucci	35,100	94.00	3,299,400.00
February 13, 2003	Gucci	60,000	93.83	5,629,914.00
February 17, 2003	Gucci	—	—	—
February 19, 2003	Gucci	60,000	94.28	5,657,004.00
February 21, 2003	Gucci	40,000	94.49	3,779,400.00
February 25, 2003	Gucci	—	—	—
February 25, 2003	Gucci	63,000	93.99	5,921,596.80
February 27, 2003	Gucci	12,900	93.90	1,211,310.00
March 3, 2003	Gucci	16,900	94.40	1,595,312.68
March 5, 2003	Gucci	45,900	94.54	4,339,363.05
March 7, 2003	Gucci	48,000	94.25	4,523,822.40
March 11, 2003	Gucci	42,000	94.47	3,967,717.00
March 13, 2003	Gucci	53,800	94.38	5,077,482.60
March 17, 2003	Gucci	36,300	95.38	3,462,240.00
March 19, 2003	Gucci	59,000	95.49	5,633,898.20
March 21, 2003	Gucci	26,500	95.43	2,528,916.20
March 25, 2003	Gucci	47,400	95.20	4,512,508.44
March 27, 2003	Gucci	49,100	95.63	4,695,653.95
March 31, 2003	Gucci	51,700	95.44	4,934,123.92
April 1, 2003	Gucci	51,700	95.56	4,940,462.34
April 3, 2003	Gucci	51,700	95.41	4,932,743.53
April 7, 2003	Gucci	51,000	95.24	4,857,173.70
April 9, 2003	Gucci	39,100	95.35	3,728,001.23
April 11, 2003	Gucci	51,000	95.74	4,882,521.00
April 15, 2003	Gucci	50,300	95.70	4,813,872.00
April 17, 2003	Gucci	50,300	95.65	4,811,429.00
April 21, 2003	Gucci	33,000	95.62	3,155,527.00
April 23, 2003	Gucci	40,300	95.65	3,854,628.00
April 25, 2003	Gucci	49,150	95.80	4,708,518.00
April 29, 2003	Gucci	—	—	—

Exchange Rate Information

      The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. The average rates for the monthly periods presented in this table

III-37

were calculated by taking the simple average of the daily rates, as published by the WM Company (WM/Reuters spot rate). This information is provided solely for your information, and we do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Gucci in the preparation of its consolidated financial statements set forth in or attached as Annex D to this Offer to Purchase.

      The data provided in the following table are expressed in U.S. dollars per euro and are based on the daily rates published by the WM Company (WM/ Reuters spot rate) for the euro. On March 30, 2004, the exchange rate was € 1.00 = $1.2182.

	Period-end	Average
Recent Monthly Data	Rate(1)	Rate(2)	High	Low

March 2004 (until March 30, 2004)	1.2182	1.2267	1.2445	1.2099
February 2004	1.2425	1.2639	1.2827	1.2420
January 2004	1.2423	1.2621	1.2845	1.2372
December 2003	1.2614	1.2304	1.2614	1.1963
November 2003	1.1987	1.1717	1.1987	1.1433
October 2003	1.1625	1.1712	1.1824	1.1625
September 2003	1.1646	1.1251	1.1646	1.0826
August 2003	1.0979	1.1154	1.1407	1.0859
July 2003	1.1256	1.1376	1.1596	1.1184
June 2003	1.1484	1.1668	1.1857	1.1425
May 2003	1.1762	1.1570	1.1873	1.1221
April 2003	1.1160	1.0859	1.1160	1.0628
March 2003	1.0912	1.0810	1.1057	1.0543
February 2003	1.0778	1.0778	1.0868	1.0688
January 2003	1.0735	1.0618	1.0866	1.0372
December 2002	1.0494	1.0205	1.0494	0.9942
November 2002	0.9948	1.0019	1.0128	0.9897
October 2002	0.9903	0.9815	0.9903	0.9717

(1)	The period-end rate is the rate on the last business day of the applicable period.

(2)	The average rates for the monthly periods were calculated by taking the simple average of the daily rates, as published by the WM Company. The average rates for the interim periods and annual periods were calculated by taking the simple average of the rates on the last day of each month during the relevant period.

III-38

ANNEX A

Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London El4 4QA tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990 telex 8812564

April 22, 2004

The Management Board

Gucci Group N.V.
Rembrandt Tower, 1 Amstelplein
1096 HA Amsterdam
The Netherlands.

The Supervisory Board

Gucci Group N.V.
Rembrandt Tower, 1 Amstelplein
1096 HA Amsterdam
The Netherlands.

Members of the Supervisory Board and Management Board,

We understand Pinault-Printemps-Redoute S.A. (“PPR”) has launched a public tender offer to purchase any and all of the outstanding common shares, with nominal value €1.02 per share (the “Shares”), of Gucci Group N.V. (“Gucci” or “the Company”) which are not already owned or controlled by PPR of US$ 85.52 per Share (the “Offer Price”), net to the seller (each seller being a “Public Shareholder”) in cash, without interest, in United States dollars (“the Offer”) pursuant to the terms of the Settlement and Stock Purchase Agreement (the “Settlement Agreement”), dated as of September 9, 2001, by and among Gucci, LVMH Moët Hennessy-Louis Vuitton S.A. and PPR and the Amended and Restated Strategic Investment Agreement (the “Restated SIA”), dated as of September 9, 2001, by and among PPR, Société Civile de Gestion Financière Marothi and Gucci as further described in the press releases made by Gucci on October 3, 2003 and by PPR on March 23, 2004. The terms and conditions of the Offer are more fully set forth in the Offer Document (as defined below).

We have been advised by you that PPR currently owns (whether directly or indirectly) 66.83% of the Shares.

Morgan Stanley has been asked by the Management Board and Supervisory Board of Gucci for our opinion as to whether, as of March 29, 2004 (the “Valuation Date”) the Offer Price to be received by Public Shareholders from PPR pursuant to the terms of the Offer was fair from a financial point of view to such Public Shareholders as a whole. Morgan Stanley’s analyses were performed as of the Valuation Date and Morgan Stanley has not updated, nor has it been requested to update, any of its analyses to reflect the passage of time since March 29, 2004.

For purposes of the opinion set forth herein, we have:

i)	reviewed the Settlement Agreement and the Restated SIA;

Registered in England and Wales, No. 2164628.
Registered Office: 25 Cabot Square, Canary Wharf, London El4 4QA
Regulated by the Financial Services Authority
Regulated by the Financial Services Authority

ii)	reviewed the Offer to Purchase prepared by PPR in connection with the Offer, substantially in the form of the draft Schedule TO dated March 25, 2004 (the “Offer Document”) and we note that PPR may seek to delist the Shares depending on the outcome of the Offer and has no intention to seek an exemption from the Autoriteit Financiele Markten (the “AFM”) under Dutch law to launch a second offer or otherwise acquire the Shares on more favourable terms than the Offer (except through regular stock exchange purchases and certain limited permitted exemptions);

iii)	reviewed certain publicly available financial statements and other business and financial information of Gucci;

iv)	reviewed draft unaudited accounts prepared in accordance with International Accounting Standards for Gucci for the year ended January 31, 2004 provided to us by the Outgoing Management (as defined below) of Gucci;

v)	reviewed certain internal financial statements and other financial and operating data concerning Gucci on a stand-alone basis prepared by the Outgoing Management;

vi)	reviewed certain financial projections for Gucci on a stand-alone basis prepared by the Outgoing Management;

vii)	reviewed and discussed Gucci’s business and financial results of Gucci and the prospects for Gucci’s business with the senior management, including the Outgoing Management;

viii)	discussed the prospects for Gucci’s business with the management of PPR;

ix)	discussed the prospects for Gucci’s business with the Chairman of the Supervisory Board of Gucci;

x)	reviewed the reported trading prices and trading activities for the Shares;

xi)	reviewed certain equity research reports prepared by a number of investment banks relating to Gucci and the Shares;

xii)	compared the financial performance and trading statistics of Gucci with that of certain other comparable publicly-traded companies and their securities;

xiii)	reviewed the financial terms to the extent publicly available, of certain recent transactions we deemed relevant for this analysis;

xiv)	performed a discounted cash flow analysis taking into account the most recent business plans of Gucci prepared by the Outgoing Management;

xv)	considered the consequences of any outstanding Shares becoming less liquid if the Offer is successful; and

xvi)	reviewed such other information, performed such other analyses and considered such other factors as we have deemed necessary or appropriate.

We have been advised by you that the current Chief Executive Officer, Creative Director and Chief Financial Officer (together the “Outgoing Management”) have each communicated their intention to terminate their employment with Gucci on or about May 1, 2004. We have considered the potential consequences of such terminations including the resulting uncertainty for Gucci’s business.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us as of the Valuation Date for the purposes of its opinion. We have also relied upon senior management’s assessment of the current business plan of Gucci as of the Valuation Date. We have not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of Gucci and does not assume any liability in respect thereof.

With respect to internal financial statements, the financial projections and other financial data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gucci as of the Valuation Date. With respect to draft unaudited accounts prepared in accordance with International Accounting Standards for the year ended January 31, 2004, Morgan Stanley has assumed that such unaudited accounts reflect the results that will ultimately be reported in Gucci’s audited financial statements for such period. We have not had access to the new management and creative team that has replaced or will replace the Outgoing Management of Gucci. The business plan prepared by the Outgoing Management is the only set of projections which was made available to us by Gucci and we were advised by Gucci and PPR that no other set of forecasts for Gucci had been prepared and was available as of the Valuation Date. Therefore, we have necessarily relied upon the business plan prepared by the Outgoing Management when conducting our valuation analysis of Gucci.

We have not made any independent valuation or appraisal of the assets or liabilities of Gucci. The valuation of securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control.

In connection with the legal and tax matters relating to the Offer, we have relied upon the information provided by and judgments made by Gucci and PPR and their respective legal and tax advisors.

We have assumed that the Offer will be made and consummated on the terms set forth in the draft Offer Document. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, March 29, 2004. We have assumed that in connection with the receipt of all necessary regulatory approvals for the Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction. We have not been authorized to and have not solicited any interest from any third party with respect to a transaction involving the sale or purchase of all or part of the Shares. We assume no obligation to update this letter at any future date.

We have been retained to provide an opinion to the Management Board and Supervisory Board of Gucci in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory and financing services to Gucci and PPR respectively and have received fees from each of them respectively for the rendering of these services. Morgan Stanley & Co. Limited and/or its affiliates may, from time to time, engage in transactions and perform services for Gucci and/or PPR in the ordinary course of their business. In addition, in the ordinary course of their trading, brokerage and finance activities, Morgan Stanley & Co. Limited and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Gucci and PPR.

It is understood that this letter is for the information of the Management Board and Supervisory Board of Gucci and may not be referred to or disclosed to any third party or used for any other purpose without our prior written consent. Without prejudice to the foregoing, however, this letter may be included in its entirety in any prospectus or information memorandum where Gucci is required to do so by any applicable law or regulation (including to the AFM and in any information memorandum or other such transaction document to be sent to shareholders of Gucci relating to the Offer) and provided that the form and content of any such disclosure has been approved by Morgan Stanley in advance in writing.

Our opinion does not address the merits of the underlying rationale for the Offer and in addition, we express no opinion or recommendation to any Public Shareholder of Gucci as to whether such Public Shareholder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. Furthermore, if not all of the Shares are acquired by PPR in the Offer, this opinion should not be taken as addressing in any manner the prices at which the Shares will trade following commencement or completion of the Offer.

This letter shall be governed by and construed in accordance with the laws of England. We are directing this letter to the Management Board and Supervisory Board of Gucci.

Based on the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

By:

Michael Zaoui

Managing Director

ANNEX B

UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
Tel. +44-20-7567 8000

www.ubs.com

The Supervisory Board and the Management Board

Gucci Group NV
Rembrandt Tower
Amstelplein 1
1096 AH Amsterdam
Netherlands

29 March 2004

Dear Sirs

We understand that Pinault-Printemps-Redoute S.A. (“PPR”) is proposing to enter into a transaction whereby PPR will offer to acquire all of the ordinary shares in Gucci Group N.V. (the “Company”) that it does not already own. Pursuant to the terms of the Restated Strategic Investment Agreement dated 9 September 2001 between PPR, Societe Civile de Gestion Financiere Marothi and the Company (the “Agreement”) and the draft tender offer document dated 25 March 2004, PPR will make a cash tender offer in the amount of US$85.52 per ordinary share (the “Consideration”) for all the issued and outstanding ordinary shares of the Company that it does not own (the “Transaction”).

You have requested UBS Limited (“UBS”) to provide an opinion as to the fairness from a financial point of view of the Consideration to be received by the holders of ordinary shares in the Company that are not currently held by PPR (the “Minority Shareholders”).

UBS is acting as financial adviser to the Supervisory Board and the Management Board of the Company (the “Boards”) in connection with the Transaction and will receive a fee from the Company for its services. We have, in the past, provided financial services in respect of the Company and PPR and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of business, UBS and its affiliates may have traded and may continue to trade securities of the Company or PPR for their own account or for the account of customers, and accordingly they may at any time hold long or short positions in the Company’s or PPR’s securities.

UBS Investment Bank is a business group of UBS AG

UBS Limited is a subsidiary of UBS AG
UBS Limited is incorporated as a limited liability company in England & Wales Registered Address: 1 Finsbury Avenue, London EC2M 2PP Company Number: 2035362
UBS Limited is a member of the London Stock Exchange

29 March 2004

Our opinion does not address the Company’s underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares in the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that PPR and the Company will comply with all the material terms of the Agreement.

In arriving at our opinion, we have, among other things:

a.	reviewed the Restated Strategic Investment Agreement and the draft dated 25 March 2004 of the tender offer document;

b.	reviewed certain publicly available business and historical financial information relating to the Company;

c.	reviewed certain internal financial information and other data relating to the standalone business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available;

d.	reviewed current and historical market prices of the shares of the Company;

e.	reviewed certain publicly available financial and stock market data with respect to certain companies that we deemed comparable to the Company;

f.	compared the financial terms of the Transaction with the publicly available terms of certain other transactions that we deemed relevant for our analysis;

g.	participated in certain discussions with members of senior management of the Company; and

h.	conducted such other financial studies, analysis and investigations and considered such other information as we deemed necessary or appropriate for the purposes of this opinion.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Boards and management of the Company as to the future performance of the Company. In addition, we have assumed with your approval that the future financial results referred to above will be achieved at the times and in the amounts projected by the Boards and the management of the Company. With respect to draft unaudited financial statements covering periods ending prior to and dates prior to the date of this opinion, we have assumed that such unaudited statements reflect the results that will ultimately be reported in the Company’s audited financial statements for such periods and dates. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company and the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

29 March 2004

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Minority Shareholders as a whole in the Transaction is fair from a financial point of view to the Minority Shareholders as a whole.

This letter and the opinion is provided for the benefit of the Boards in connection with and for the purposes of their consideration of the Transaction.

Yours faithfully

                                                               UBS Limited

Heino Teschmacher	Scilla Grimble
Managing Director	Director

ANNEX C

March 31, 2004

Management Board of Pinault-Printemps-Redoute S.A.

10, avenue Hoche
75381 Paris Cedex 08
France

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. (“Gucci”), other than Pinault-Printemps-Redoute S.A. (the “Company”) and its affiliates (such holders being the “Public Shareholders”), of the consideration to be paid by the Company in the proposed tender offer (the “Offer”) for any or all of the outstanding Shares, for US $85.52 per share (the “Consideration”). The Offer is being made pursuant to (i) the Settlement and Stock Purchase Agreement, dated as of September 9, 2001, by and among Gucci, LVMH Moët Hennessy — Louis Vuitton S.A. and the Company (the “Settlement Agreement”), and (ii) the Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, by and among the Company, Société Civile de Gestion Financière Marothi and Gucci (the “Restated SIA”). You have advised us that the Company and its affiliates (other than Gucci and its subsidiaries) currently beneficially own approximately 66.8% of the Shares. The amount of the Consideration was agreed to pursuant to the terms of the Settlement Agreement and the Restated SIA.

In arriving at our opinion, we have (i) reviewed a draft dated March 30, 2004 of the Company’s Tender Offer Statement on Schedule TO to be filed with the United States Securities and Exchange Commission (the “Schedule TO”) relating to the Offer, including drafts of the Offer to Purchase and the related Letter of Transmittal attached thereto; (ii) reviewed the Settlement Agreement; (iii) reviewed the Restated SIA; (iv) reviewed certain publicly available business and financial information concerning Gucci and the industries in which it operates, including Gucci’s annual reports and related financial information for the three fiscal years ending January 31, 2003, and related unaudited financial information for the quarterly periods ended July 31, 2003 and October 30, 2003; (v) reviewed Gucci’s unaudited consolidated balance sheet and consolidated statement of income for the fiscal year ending January 31, 2004 as approved by Gucci’s Supervisory Board on March 30, 2004; (vi) reviewed certain internal financial analyses and forecasts relating to Gucci and its businesses that were prepared by the management of Gucci; (vii) compared the financial and operating performance of Gucci with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of Gucci and the Company with respect to certain aspects of the Offer, the past and current business operations of Gucci, the financial condition and future prospects and operations of Gucci, and certain other matters we believed necessary or appropriate to our inquiry, including the Company’s plans for Gucci after the Offer.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by Gucci and the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have

C-1

been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Gucci to which such analyses or forecasts relate. We have also assumed that the Offer and the other transactions contemplated by the Schedule TO will be consummated as described therein. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any adverse effect on Gucci or on the contemplated benefits of the Offer.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness to the holders of the Shares, other than the Company and its affiliates, from a financial point of view, of the Consideration to be paid by the Company in the proposed Offer and we express no opinion as to the underlying decision by the Company to engage in the Offer. We are expressing no opinion herein as to the price at which the Shares will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Offer and will receive a fee from the Company in respect of the Offer. We will also receive a fee from the Company in respect of this opinion. In the past, we and our affiliates have provided financial advisory and financing services to the Company and its affiliates, including services to the Company in connection with the Settlement Agreement and the Restated SIA, and may continue to do so and have received, and may receive, fees for such services. We and our affiliates also maintain banking and other business relationships with the Company and its affiliates, as well as banking relationships with Gucci, for which we receive customary fees. Please be advised that an affiliate of J.P. Morgan plc is serving as Dealer Manager to the Company in connection with the Offer in the United States. In addition, the chairman and chief executive officer of J.P. Morgan et Cie SA is a member of the Supervisory Board of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of Gucci and the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Offer is fair, from a financial point of view, to the Public Shareholders.

This letter is provided to the Management Board of the Company in connection with its evaluation of the Consideration and for the purpose of the Company taking a position with respect to the fairness of the Offer to the Public Shareholders, as required to be included in the Schedule TO. This opinion does not constitute a recommendation to any shareholder of Gucci as to whether such shareholder should tender Shares pursuant to the Offer or take any other action. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full, and referred to, in the Schedule TO to be mailed to shareholders of Gucci but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. Morgan plc

By:

Name: Guillaume d’Angerville
Title: Managing Director

C-2

ANNEX D

FINANCIAL STATEMENTS OF GUCCI

*	The financial information for the three month periods ended each of October 31, 2003 and January 31, 2004 is unaudited and is not accompanied by a review statement from Gucci’s independent auditors. An exemption from the Dutch requirement to include a review statement from Gucci’s independent auditor was granted by the AFM. (see “Special Factors — Exemptions Granted by the AFM”).

FINANCIAL STATEMENTS AND NOTES: HALF YEAR 2003

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS ENDED:

	July 31, 2003	July 31, 2002

	(Unaudited)
	(In thousands of Euros, except
	per share and share-amounts)
Net revenues	1,150,744	1,184,751
Cost of goods sold	390,729	375,327

Gross profit	760,015	809,424
Selling, general and administrative expenses	741,937	695,905
Goodwill and trademark amortization	60,399	61,675

Operating (loss) profit	(42,321)	51,844
Other expenses, net	47	1,870
Financial income, net	12,430	30,812
Foreign exchange gain (loss), net	9,222	(1,247)

(Loss) profit before income taxes and minority interests	(20,716)	79,539
Income tax benefit (expense), net	38,647	(4,289)

Net income before minority interests	17,931	75,250
Minority interests	(5,912)	(3,105)

Net income for the period	23,843	78,355
Net income per share of common stock — basic	0.24	0.77
Weighted average number of shares — basic	99,101,118	101,243,294
Net income per share of common stock — diluted	0.24	0.76
Weighted average number of shares and share equivalents — diluted	100,291,728	102,874,301

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

CONSOLIDATED BALANCE SHEETS AT:

	July 31, 2003	January 31, 2003*

	(Unaudited)

	(In thousands of Euros)
ASSETS
Current assets
Cash and cash equivalents	2,690,153	2,934,578
Trade receivables, net	310,589	331,834
Inventories, net	549,502	472,028
Deferred tax assets	236,918	191,219
Current value of hedge derivatives	115,791	110,559
Other current assets	327,892	326,186

Total current assets	4,230,845	4,366,404

Non-current assets
Long-term financial assets	246,472	256,089
Property, plant and equipment, net	955,072	912,497
Goodwill, trademarks, other intangible assets and deferred charges, net	2,036,031	2,110,015
Deferred tax assets	76,515	72,452
Other non-current assets	64,776	63,150

Total non-current assets	3,378,866	3,414,203

Total assets	7,609,711	7,780,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts and short-term loans	544,348	630,534
Share capital reimbursement payable to shareholders	1,347,005	—
Trade payables and accrued expenses	474,490	478,479
Deferred tax liabilities and income tax payable	140,941	151,750
Other current liabilities	109,659	119,262

Total current liabilities	2,616,443	1,380,025

Non-current liabilities
Long-term financial payables	1,323,861	1,202,411
Pension liabilities and severance indemnities	53,664	50,831
Long-term tax payable and deferred tax liabilities	349,482	373,159
Other long-term liabilities	39,815	38,182

Total non-current liabilities	1,766,822	1,664,583

Total liabilities	4,383,265	3,044,608

Minority interests	54,793	64,566

Shareholders’ equity
Share capital	104,804	104,688
Contributed surplus	1,428,292	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(262,911)	(173,274)
Accumulated other comprehensive income	732,237	754,119
Net result for the period	23,843	226,754

Total shareholders’ equity	3,171,653	4,671,433

Total liabilities, minority interests and shareholders’ equity	7,609,711	7,780,607

*	Extracted from audited fiscal year 2002 balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED:

	July 31, 2003	July 31, 2002

	(Unaudited)

	(In thousands of Euros)
Cash flow (used in) provided by operating activities
Net result for the period	23,843	78,355
Depreciation	48,702	41,969
Amortization	72,160	71,159
Fixed assets write-off for restructuring	9,304	—
Net change in assets and liabilities	(176,889)	(114,691)

Cash flow (used in) provided by operating activities	(22,880)	76,792

Cash flow used in investing activities	(139,744)	(177,649)

Cash flow (used in) provided by financing activities
Issuance of long-term debt, net	157,609	241,858
Dividends	(49,797)	(50,709)
Share capital reimbursement payable to shareholders	(1,347,005)	—
Shares repurchased	(281,573)	(48,876)
Proceeds from the exercise of stock options and other movements	176,087	38,289

Cash flow (used in) provided by financing activities	(1,344,679)	180,562

(Decrease) increase in cash, net of short-term financial indebtedness	(1,507,303)	79,705
Effect of exchange rates on cash (short-term financial indebtedness), net	2,059	26,180
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the period	2,304,044	2,199,749

Cash and cash equivalents, net of short-term financial indebtedness, at the end of the period	798,800	2,305,634

Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,690,153	2,728,148
Bank overdrafts and short-term loans	(544,348)	(422,514)
Share capital reimbursement payable to shareholders	(1,347,005)	—

Cash and cash equivalents, net	798,800	2,305,634

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME:

						Accumulated
					Treasury	Other	Net Result
	Number of	Share	Contributed	Retained	Stock, at	Compre-	of the
	Shares	Capital	Surplus	Earnings	Cost	hensive Income	Period	Total

	(In thousands of Euros, except number of shares)
Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	—
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares released from treasury for option exercise	1,239,607	—	(3,198)	—	40,870	—	—	37,672
Shares repurchased	(550,000)	—	—	—	(48,876)	—	—	(48,876)
Other	—	—	—	617	—	—	—	617
Net income for the period	—	—	—	—	—	—	78,355	78,355
Other comprehensive income:
— Hedging reserve	—	—	—	—	—	63,234	—	63,234
— Fair value reserve	—	—	—	—	—	7,969	—	7,969
—Foreign currency adjustments (including tax of € (4.9) million)	—	—	—	—	—	(30,858)	—	(30,858)
Total other comprehensive income	—	—	—	—	—	40,345	—	40,345
Comprehensive income	—	—	—	—	—	—	—	118,700

Balance at July 31, 2002	101,412,010	103,654	2,792,171	969,958	(68,148)	739,837	78,355	4,615,827
Shares issued for option exercise	7,940	8	394	—	—	—	—	402
Shares released from treasury for option exercise	54,667	—	(260)	—	3,877	—	—	3,617
Shares repurchased	(1,250,595)	—	—	—	(109,623)	—	—	(109,623)
Other	11,229	1,026	(1,904)	(1,213)	620	—	—	(1,471)
Net income for the period	—	—	—	—	—	—	148,399	148,399
Other comprehensive income:
— Hedging reserve	—	—	—	—	—	43,347	—	43,347
— Fair value reserve	—	—	—	—	—	(2,762)	—	(2,762)
— Foreign currency adjustments (including tax of € 12.6 million)	—	—	—	—	—	(26,303)	—	(26,303)
Total other comprehensive income	—	—	—	—	—	14,282	—	14,282
Comprehensive income	—	—	—	—	—	—	—	162,681

Balance at January 31, 2003	100,235,251	104,688	2,790,401	968,745	(173,274)	754,119	226,754	4,671,433
Share capital increase		1,387,116	(1,387,116)	—	—	—	—	—
Return of Capital to Shareholders	—	(1,387,116)	40,111	—	—	—	—	(1,347,005)
Appropriation of result for 2002	—	—	—	176,957	—	—	(176,957)	—
Dividends	—	—	—	—	—	—	(49,797)	(49,797)
Shares repurchased	(3,203,987)	—	—	—	(281,573)	—	—	(281,573)
Shares released from treasury for option exercise	2,579,114	—	(24,052)	—	193,441	—	—	169,389
Shares issued for option exercise	113,695	116	6,582	—	—	—	—	6,698
Other	35,918	—	2,366	(314)	(1,505)	—	—	547
Net income for the period	—	—	—	—	—	—	23,843	23,843
Other comprehensive income:
— Hedging reserve	—	—	—	—	—	(3,992)	—	(3,992)
— Fair value reserve	—	—	—	—	—	499	—	499
— Foreign currency adjustments (including tax of € (0.1) million)	—	—	—	—	—	(18,389)	—	(18,389)
Total other comprehensive income	—	—	—	—	—	(21,882)	—	(21,882)
Comprehensive income	—	—	—	—	—	—	—	1,961

Balance at July 31, 2003	99,759,991	104,804	1,428,292	1,145,388	(262,911)	732,237	23,843	3,171,653

The accompanying notes are an integral part of these consolidated financial statements.

All Amounts (Unless Otherwise Indicated) Are in Thousands of Euros

Note 1 —	Basis of Presentation

      The consolidated balance sheet as of July 31, 2003, the consolidated statements of income, the condensed consolidated statements of cash flows and the statements of changes in consolidated shareholders’ equity and comprehensive income of Gucci Group N.V. (the “Group”; the “Company”) for the six months ended July 31, 2003 and 2002 are unaudited. In the opinion of the management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements have been included herein. The results of these interim periods are not necessarily indicative of the results for the entire year. The balance sheet at January 31, 2003 is extracted from the balance sheet in the Annual Report for the 2002 fiscal year (“2002 Annual Report”).

      The 2003 semi-annual consolidated financial statements have been prepared in accordance with IAS 34 — “Interim Financial Reporting”. In the preparation of these financial statements, the Group has followed the same accounting policies used in the Company’s 2002 Annual Report. The semi-annual consolidated financial statements as at and for the period ended July 31, 2003 should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2002 Annual Report.

Note 2 —	Segment Information

      The following table presents information about the Company by segment of activity:

	July 31, 2003	July 31, 2002

Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	624,151	664,784
Revenues from other segments	6,071	6,710

Total revenues	630,222	671,494
Operating profit before goodwill amortization	141,324	172,961
Goodwill amortization	1,209	4,701

Operating profit after goodwill amortization	140,115	168,260

Gucci Group Watches(1)
Revenues from external customers:
Gucci	57,550	73,716
Other Brands	11,602	13,544

Total revenues from external costumers	69,152	87,260
Revenues from other segments	7,861	7,994

Total revenues	77,013	95,254
Operating profit before goodwill amortization	6,111	25,823
Goodwill amortization	7,935	6,409

Operating (loss) profit after goodwill amortization	(1,824)	19,414

Yves Saint Laurent
Revenues from external customers	68,084	66,810
Revenues from other segments	12	—

Total revenues	68,096	66,810
Operating (loss) before goodwill and trademark amortization	(41,824)	(31,807)
Goodwill and trademark amortization	11,543	11,549

Operating (loss) after goodwill and trademark amortization	(53,367)	(43,356)

(1)	The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

	July 31, 2003	July 31, 2002

YSL Beauté(1)
Revenues from external customers	256,776	256,984
Revenues from other segments	66	46

Total revenues	256,842	257,030
Operating (loss) before goodwill and trademark amortization	(25,249)	(9,091)
Goodwill and trademark amortization	26,109	26,211

Operating (loss) after goodwill and trademark amortization	(51,358)	(35,302)

Other operations(2)
Revenues from external customers	132,581	108,913
Revenues from other segments	19,771	14,131

Total revenues	152,352	123,044
Operating (loss) before goodwill and trademark amortization	(42,875)	(26,653)
Goodwill and trademark amortization	13,603	12,805

Operating (loss) after goodwill and trademark amortization	(56,478)	(39,458)
Corporate
Operating costs	(19,620)	(17,888)

Elimination
Revenues from other segments	(33,781)	(28,881)
Operating loss before goodwill and trademark amortization	211	174
Operating loss after goodwill and trademark amortization	211	174

Consolidated
Revenues from external customers	1,150,744	1,184,751
Operating profit before goodwill and trademark amortization	18,078	113,519
Goodwill and trademark amortization	60,399	61,675

Operating (loss) profit after goodwill and trademark amortization	(42,321)	51,844

(1)	As of February 1, 2003 the Boucheron fragrance operation was integrated with YSL Beauté. Boucheron fragrance segment information for the period ended July 31, 2002, which had been included in Other Operations, was reclassified to YSL Beauté as if the integration had occurred on February 1, 2002.

(2)	The Other Operations segment includes revenues from operations which individually are not material to the Group.

      Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

Note 3 —	Inventories, Net

      Inventories, net of allowances for excess and obsolete items, were as follows:

	July 31, 2003	January 31, 2003

Finished goods	394,399	333,919
Work in progress	33,362	29,054
Raw materials	121,741	109,055

Inventories, net	549,502	472,028

Note 4 — Other Current Assets

      Other current assets consisted of the following:

	July 31, 2003	January 31, 2003

VAT reimbursement receivables	148,241	149,029
Prepaid expenses	93,564	88,468
Prepaid tax	25,631	30,924
Other	60,456	57,765

Other current assets	327,892	326,186

Note 5 — Long-term Financial Assets

      Long-term financial assets on July 31, 2003 consisted of the following bonds:

	S&P	Nominal Value		Fair Value		Expiration
	Rating	(‘000)		€(‘000)	Yield	Date

KFW International Finance	AAA	US$	245,000	218,309	2.29%	24/01/2005
DEXIA Municipal Agency	AAA		€ 27,175	28,163	4.25%	12/01/2007

Total				246,472

      During the period movements in long-term financial assets were as follows:

Balance at January 31, 2003	256,089
Change during the period of the fair value	499
Currency translation	(10,116)

Balance at July 31, 2003	246,472

Note 6 — Goodwill, Trademarks, Other Intangible Assets and Deferred Charges, Net

      Goodwill, trademarks, other intangible assets and deferred charges, net were as follows:

	July 31, 2003	January 31, 2003

Trademarks	1,161,004	1,197,094
Goodwill	651,317	672,145
Other intangible assets and deferred charges	223,710	240,776

Total	2,036,031	2,110,015

Note 7 —	Bank Overdrafts and Short-term Loans

      Bank overdrafts and short-term loans at July 31, 2003 and January 31, 2003 consisted of the following:

	July 31, 2003			January 31, 2003

	Nominal		Weighted	Nominal		Weighted
	Currency	Amount in	Average	Currency	Amount in	Average
Currency	Value*	Euro	Interest Rate	Value*	Euro	Interest Rate

US Dollars	70,815	62,568	2.73%	100,482	92,901	1.63%
Euro	182,805	182,805	2.32%	208,863	208,863	3.03%
Japanese Yen	32,250,537	237,626	0.48%	30,050,245	232,641	0.30%
Swiss Franc	52,680	34,066	0.79%	104,483	71,183	1.08%
Other	N/A	27,283		N/A	24,946

Total	N/A	544,348	1.41%	N/A	630,534	1.63%

*	In thousands

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

Credit lines:

      On July 31, 2003, the Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum.

      The facility is subject to the following financial covenants:

•	the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

•	the ratio of Net Financial Indebtedness to Earning Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

•	the ratio of EBITDA to Financial Expenditure, net of any financial income, should not be less than 4:1.

      The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

      On July 31, 2003, all of the covenants were satisfied.

      Moreover, Gucci Group NV is obliged to ensure that the aggregate total assets of certain Group subsidiaries, which are guarantors of the facility, represent no less than 85% of the total assets of the Group.

      At July 31, 2003 the Group had additional available lines of credit, which were not firm commitments, totaling € 671.4 million (€ 619.7 million as at January 31, 2003).

Note 8 —	Long-term Financial Payables

      Long-term financial payables at July 31, 2003 and January 31, 2003 consisted of the following:

									Total	Total
							Total	Capital	July 31,	January 31,
	Floating Rate					Fixed Rate

	€	CHF	US$	GBP	Yen	Yen	Loans	Leases	2003	2003

Due between:								(* )
1 and 2 years	275,881	86,745	216,469	1,565	27,262	59,822	667,744	1,794	669,538	121,995
2 and 3 years	5,679	65,404		1,565	12,526	12,702	97,876	2,043	99,919	629,502
3 and 4 years	140,679	737		1,565	12,526	59,859	215,366	2,267	217,633	211,443
4 and 5 years	6,759	737		1,565	3,684	164,272	177,017	2,334	179,351	108,527
Due beyond 5 years	34,397	18,525		12,058		1,282	66,262	90,190	156,452	127,097

	463,395	172,148	216,469	18,318	55,998	297,937	1,224,265	98,628	1,322,893	1,198,564
Other									968	3,847

Total									1,323,861	1,202,411

Weighted average interest rate	2.96%	0.91%	1.50%	4.29%	0.41%	0.77%	1.79%	6.35%	2.13%	2.33%

*	Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after July 31, 2003.

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

      The recorded value of long-term liabilities approximates fair value.

Note 9 —	Shareholders’ Equity

Share Capital

      During the period the Group repurchased 3,203,987 shares for an aggregate cost of € 281.6 million. The repurchased shares will be held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant to the Company’s stock option plan.

Dividend Paid

      On May 24, 2003, the Supervisory Board approved a dividend of € 0.50 per common share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 16, 2003, the Company paid the dividend. In 2002 the dividend distributed was US$0.50 per share.

      The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of € 13.50 per share in the form of a return of capital. The payment of the € 13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$15.78 (the US dollar equivalent of € 13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was € 1,347.0 million. As a result of the payments, the US$101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in April 2004 was reduced by US$15.98 per share. This amount was calculated as follows:

•	US$15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/US$1.1692 exchange rate published by the European Central Bank shortly after 2:15 pm Central European Time on October 2, 2003.

•	US$0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$15.78 over the period from October 2, 2003 to April 30, 2004.

Hedging Reserve

      During the period the movements of the Hedging reserve were as follows:

Balance at January 31, 2003	98,529

Realized change in the value of Cash flow hedges related to transactions completed during the period	(55,268)
Total change of fair value of Cash flow hedges during the period	51,062
Tax on changes during the period	214

Balance at July 31, 2003	94,537

Fair Value Reserve

      During the period the movements of the Fair value reserve were as follows:

Balance at January 31, 2003	2,712

Change of the fair value of available-for-sale investments during the period	499
Currency translation	(106)

Balance at July 31, 2003	3,105

Foreign Currency Adjustments

      During the period the movements of the Foreign currency adjustments reserve were as follows:

Balance at January 31, 2003	(287,571)

Translation of opening net equity and consolidation adjustments	(25,940)
Translation of result for the period	1,625
Translation of long-term inter-company accounts receivable	5,926

Balance at July 31, 2003	(305,960)

Net Income Per Share

      The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the period”.

      Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	July 31, 2003	January 31, 2003

Denominator in calculating basic net income per share	99,101,118	101,060,751
Add: In the money options outstanding	6,506,955	6,913,971
Less: Treasury shares(*)	5,316,345	5,551,804

Denominator in calculating diluted net income per share	100,291,728	102,422,918

*	Theoretical treasury shares which would be acquired from proceeds of exercise of all in the money options outstanding.

      2,702,750 options to purchase shares of common stock with an average strike price of US$114.56 were outstanding as at July 31, 2003, but were not included in the computation of diluted net income per share (2,474,000 as at January 31, 2003) because their exercise price was greater than the average market price of the common shares during the period; accordingly, the inclusion of these 2,702,750 options would have been anti-dilutive in the calculation.

Note 10 — Hedging Contracts

      During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than Euro, the reporting currency of the Group.

      The notional values of the contracts outstanding at July 31, 2003 and January 31, 2003 were the following:

		Combination
July 31, 2003	Forward	Options	Total

US Dollars	179,883	589,899	769,782
Japanese Yen	166,024	519,191	685,215
English Pound	189,487	—	189,487
Hong Kong Dollars	98,246	—	98,246
Korean Won	13,707	—	13,707

Total	647,347	1,109,090	1,756,437

		Combination
January 31, 2003	Forward	Options	Total

US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109

Total	547,004	1,069,212	1,616,216

      Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivable and payable and financial receivables and payables, denominated in the currencies indicated below.

      The contracts outstanding at July 31, 2003 and January 31, 2003 were as follows:

	July 31, 2003	January 31, 2003

Currencies
US Dollar	284,888	487,653
Japanese Yen	27,604	22,704
Swiss Franc	79,655	111,976
English Pound	70,015	52,322
Other currencies	27,131	16,600

Total	489,293	691,255

      All contracts mature at various dates from August 1, 2003 to January 31, 2005.

      All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Note 11 —	Subsequent Events

      On November 4, 2003 Domenico De Sole, Chief Executive Officer, and Tom Ford, Creative Director, announced that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004. Gucci Group’s Supervisory Board has established a committee to select their successors. Both Mr. De Sole and Mr. Ford confirmed their commitment to remain in their positions until April 30, 2004 in order to facilitate the transition to new management.

PricewaterhouseCoopers Accountants N.V. Accountants Prins Bernhardplein 200 1097 JB Amsterdam P.O. Box 94071 1090 GB Amsterdam The Netherlands Telephone +31 (20) 568 66 66 Facsimile +31 (20) 568 68 88

REPORT OF INDEPENDENT ACCOUNTANTS

      We have reviewed the accompanying consolidated balance sheet of Gucci Group N.V. as of July 31, 2003 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the six-month periods ended July 31, 2003 and 2002. These financial statements are the responsibility of the Group’s management.

      We conducted our reviews in accordance with International Standards on Auditing issued by the International Federation of Accountants and with standards established by the American Institute of Certified Public Accountants.

      A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

      Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with International Accounting Standard 34 (Interim Financial Reporting).

/s/ PricewaterhouseCoopers Accountants N.V.

November 12, 2003

PricewaterhouseCoopers is the tradename of amongst others the following companies:

PricewaterhouseCoopers Accountants N.V. (registered with the Traderegister under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Traderegister under number 34180284) and PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Traderegister under number 34180287) en PricewaterhouseCoopers Firm Services B.V. (registered with the Traderegister under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl

FINANCIAL STATEMENTS AND NOTES: FISCAL YEAR ENDED JANUARY 31, 2003

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF INCOME

	2002	2001(*)	2000(*)

	(In thousands of Euro, except per share and share amounts)
Net revenues	2,544,286	2,565,116	2,461,324
Cost of goods sold	802,007	773,399	751,799

Gross profit	1,742,279	1,791,717	1,709,525
Selling, general and administrative expenses	1,436,420	1,393,123	1,264,452
Goodwill and trademark amortization	126,418	130,209	90,691

Operating profit	179,441	268,385	354,382
Restructuring expenses	—	(750)	96,630
Financial income, net	62,796	88,123	160,256
Other income (expenses), net	(1,257)	10,586	2,038

Income before income taxes and minority interests	240,980	367,844	420,046
Income tax expense	19,286	58,679	48,823

Net income before minority interests	221,694	309,165	371,223
Minority interests	5,060	3,370	(4,298)

Net income for the year	226,754	312,535	366,925

Net income per share of common stock — basic	2.24	3.12	3.67
Weighted average number of shares — basic	101,060,751	100,174,358	99,923,430
Net income per share of common stock — diluted	2.21	3.08	3.61
Weighted average number of shares and share equivalents — diluted	102,422,918	101,524,040	101,590,732

(*)	The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

CONSOLIDATED BALANCE SHEETS

	2002	2001(*)

	(In thousands of Euro)
ASSETS
Current assets
Cash and cash equivalents	2,934,578	2,964,907
Trade receivables, net	331,834	328,794
Inventories, net	472,028	450,027
Deferred tax assets	191,219	169,565
Current value of hedge derivatives	110,559	3,179
Other current assets	326,186	281,252

Total current assets	4,366,404	4,197,724

Non-current assets
Long-term financial assets	256,089	307,982
Property, plant and equipment, net	912,497	691,857
Goodwill, trademarks, other intangible assets and deferred charges, net	2,110,015	2,144,233
Deferred tax assets	72,452	64,338
Other non-current assets	63,150	46,852

Total non-current assets	3,414,203	3,255,262

Total assets	7,780,607	7,452,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts and short-term loans	630,534	765,158
Trade payables and accrued expenses	478,479	467,123
Deferred tax liabilities and income tax payable	151,750	167,640
Other current liabilities	119,262	143,814

Total current liabilities	1,380,025	1,543,735

Non-current liabilities
Long-term financial payables	1,202,411	824,415
Pension liabilities and severance indemnities	50,831	47,550
Long-term tax payable and deferred tax liabilities	373,159	379,392
Other long-term liabilities	38,182	33,616

Total non-current liabilities	1,664,583	1,284,973

Total liabilities	3,044,608	2,828,708

Minority interests	64,566	65,855

Shareholders’ equity
Share capital	104,688	103,654
Contributed surplus	2,790,401	2,795,369
Retained earnings	968,745	707,515
Treasury stock, at cost	(173,274)	(60,142)
Accumulated other comprehensive income	754,119	699,492
Net result for the year	226,754	312,535

Shareholders’ equity	4,671,433	4,558,423

Total liabilities, minority interests and shareholders’ equity	7,780,607	7,452,986

(*)	The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001(*)	2000(*)

	(In thousands of Euro)
Cash flow provided by operating activities
Net result for the year	226,754	312,535	366,925
Depreciation	93,950	77,094	59,780
Amortization	148,525	145,585	103,685
Net loss (gain) on sale and write-down of non-current assets	(28)	2	(204)
Changes (net of acquisitions) in:
trade receivables, net	(27,872)	(24,215)	20,105
inventories, net	(43,333)	(80,368)	(34,716)
short-term deferred tax assets	(25,278)	(27,099)	(52,937)
other current assets	(45,014)	(54,855)	31,602
trade payables and accrued expenses	36,870	(34,209)	29,603
income tax payable	(20,161)	18,417	70,542
other current liabilities	(27,879)	(44,477)	44,131
deferred tax	(46,854)	(36,313)	(80,818)
other non-current assets	(13,126)	(7,882)	(3,734)
other non-current liabilities	(9,218)	(15,369)	(14,016)

Cash flow provided by operating activities	247,336	228,846	539,948

Cash flow used in investing activities
Acquisitions	(24,875)	(220,264)	(436,527)
Purchases of tangible assets	(255,578)	(245,869)	(221,965)
Increase in deferred charges and intangible assets	(85,077)	(96,081)	(63,971)
Proceeds from the sale of non-current assets	2,987	10,100	634
Cash flow used in investing activities	(362,543)	(552,114)	(721,829)

Cash flow (used in) provided by financing activities

Issuance (repayment) of long-term debt, net	384,891	(173,031)	821,980
Investment in long-term financial assets	—	(299,419)	—
Purchases of treasury shares	(158,499)	—	—
Proceeds from the exercise of stock options and other movements	41,749	27,869	15,950
Dividends	(50,709)	(425,243)	(49,029)

Cash flow (used in) provided by financing activities	217,432	(869,824)	788,901

Increase (decrease) in cash, net of short-term financial indebtedness	102,225	(1,193,092)	607,020

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2002	2001(*)	2000(*)

	(In thousands of Euro)
Effect of exchange rates on cash (short-term financial indebtedness), net:
Exchange effects arising from translation	4,984	(35,118)	25,762
Exchange effects arising from change to Euro	—	206,510	123,435
Cash (short-term financial indebtedness) from acquired companies, net	(2,914)	(8,297)	17,352
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	2,199,749	3,229,746	2,456,177
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	2,304,044	2,199,749	3,229,746

Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,934,578	2,964,907	3,350,030
Bank overdrafts and short-term loans	(630,534)	(765,158)	(120,284)

Cash and cash equivalents, net	2,304,044	2,199,749	3,229,746

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest expense	52,161	68,788	44,648
Income taxes	121,157	106,508	57,071
Cash flow from interest received	122,274	163,055	207,519

Assets and liabilities in the businesses acquired were as follows:
Fixed assets	743	16,205	43,454
Trade receivables	5,691	19,287	17,721
Inventories	1,675	7,717	61,096
Trade payables	(2,857)	(22,894)	(30,100)
Other liabilities, net	(3,205)	(49,038)	(17,048)
Cash (short-term indebtedness), net	(2,914)	(8,297)	17,352
Financial payables	—	(2,805)	(1,865)
Effects of changes in exchange rates	616	4,693	467

	(251)	(35,132)	91,077
Goodwill and trademarks, net of deferred taxes	29,721	281,073	366,466

Cost of acquisitions	29,470	245,941	457,543

Amount paid	24,875	220,264	436,527
Amount to be paid as at the year end	4,595	25,677	21,016

(*)	The Cash flows were converted from US Dollar to Euro using the average exchange rate of the respective year except for cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of the respective year.

      The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

						Accumulated
					Treasury	Other	Net Result
	Number of	Share	Contributed	Retained	Stock, at	Compre-	for the
	Shares	Capital	Surplus	Earnings	Cost	hensive Income	Year	Total

	(In thousands of Euro, except number of shares)
Balance at January 31, 2000	99,748,458	103,583	2,789,417	492,584	(104,070)	348,633	313,684	3,943,831
Appropriation of result for 1999	—	—	—	270,964	—	—	(270,964)	—
Dividends	—	—	—	—	—	—	(47,835)	(47,835)
Shares issued for option exercise	69,812	71	4,640	—	—	—	—	4,711
Shares released from treasury for options exercise	260,479	—	1,128	—	12,398	—	—	13,526
Other	16,456	—	(3,055)	—	782	—	—	(2,273)
Net income for 2000	—	—	—	—	—	—	366,925	366,925
Foreign currency adjustments (net of tax of (1.0) million)	—	—	—	—	—	(59,684)	—	(59,684)
Comprehensive income	—	—	—	—	—	—	—	307,241
Exchange effects arising from change to Euro	—	—	—	—	—	201,582	5,115	206,697

Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—	312,225	—	—	(312,225)	—
Dividends	—	—	—	(364,480)	—	—	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	—	2,997	—	30,028	—	—	33,025
Other	14,723	—	242	(2,852)		720,256	—	(1,634)
Net income for 2001	—	—	—	—	—	—	312,535	312,535
Other comprehensive income:
- Hedging reserve:
Opening	—	—	—	(926)	—	9,359	—	8,433
Movements	—	—	—	—	—	(16,918)	—	(16,918)
- Fair-value reserve	—	—	—	—	—	(2,388)	—	(2,388)
- Foreign currency adjustments (net of tax of (1.1) million)	—	—	—	—	—	(104,733)	—	(104,733)
Total other comprehensive income	—	—	—	(926)	—	(114,680)	—	(115,606)
Comprehensive income	—	—	—	—	—	—	—	196,929
Exchange effects arising from change to Euro	—	—	—	—	—	323,385	4,259	327,644

Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	—
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares issued for option exercise	7,940	8	394	—	—	—	—	402
Shares released from treasury for options exercise	1,294,274	—	(3,458)	—	44,747	—	—	41,289
Shares repurchased	(1,800,595)	—	—	—	(158,499)	—	—	(158,499)
Other	11,229	1,026	(1,904)	(596)	620	—	—	(854)
Net income for 2002	—	—	—	—	—	—	226,754	226,754
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	106,581	—	106,581
- Fair-value reserve	—	—	—	—	—	5,207	—	5,207
- Foreign currency adjustments (net of tax of Euro 7.7 million)	—	—	—	—	—	(57,161)	—	(57,161)
Total other comprehensive income	—	—	—	—	—	54,627	—	54,627
Comprehensive income	—	—	—	—	—	—	—	281,381

Balance at January 31, 2003	100,235,251	104,688	2,790,401	968,745	(173,274)	754,119	226,754	4,671,433

(*)	The Euro amounts as at January 31, 2002 have been calculated from previously published US Dollar amounts as follows:

-	“Share capital” and related movements by multiplying the number of shares issued by the nominal value of € 1.01;
-	Balances other than “Share capital” as the aggregate amount of:

•	The balances as at January 31, 1999 translated using the exchange rate at that date, and
•	The movements recorded during the period from February 1, 1999 up to January 31, 2002 calculated as follows:

-	“Net income of the period” using the respective period average exchange rate,
-	“Shares issued to PPR” on March 19, 1999 using the exchange rate on that date,
-	“Appropriation of the result” using the prior period average exchange rate,
-	“Dividends” using the exchange rate on the due date of the respective payments,
-	all other movements using each period’s average exchange rate.

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Activities of the Group

      Gucci Group is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major market throughout the world and also distributes products to franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2)	Acquisitions

      During the period ended January 31, 2003 the Group made a number of immaterial acquisitions including Italian shoe and jewelry production facilities as well as the quota held by the minority shareholder in the Joint Venture established in the past in Taiwan for a total consideration of € 29.5 million.

      In February 2001, the Group acquired 66.7% of Bottega Veneta B.V. (“Bottega Veneta”) through both a capital increase and the purchase of shares from the shareholders. In July 2001, the Group acquired an additional 11.8% of the share capital of Bottega Veneta, raising its interest in Bottega Veneta to 78.5%. Bottega Veneta manufactures and sells luxury leather products, shoes and accessories.

      In April 2001, the Group acquired 50% of the shares of Stella McCartney Ltd which develops, produces and sells ready-to-wear and accessories, designed by Stella McCartney and bearing the Stella McCartney brand. The Group has the right to nominate 50% of the members of the Board including the President who has a casting vote in the event of any deadlock. Accordingly, Stella McCartney Ltd is consolidated on a line-by-line basis.

      In July 2001, the Group acquired 51% of Birdswan Ltd which develops, produces and sells ready-to-wear and accessories designed by Alexander McQueen and bearing the Alexander McQueen brand.

      In July 2001, the Group acquired 91% of Balenciaga S.A. (“Balenciaga”). Balenciaga sells luxury women’s ready-to-wear and leather accessories under the Balenciaga brand.

      In 2001 the Group made other smaller acquisitions including franchisees in Spain, Australia and Japan, the Swiss watch design and manufacturing company Di Modolo Associates S.A., as well as several Italian shoe and leather production facilities.

      The total cost of all acquisitions during the period ended January 31, 2002, including professional fees and ancillary costs, was approximately € 245.9 million.

      The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets (including trademarks) and liabilities of these companies based on their estimated fair values on the date of the acquisition.

      The residual amounts of € 29.7 and € 239.5 million, as of January 31, 2003 and January 31, 2002, respectively has been recorded as goodwill, which will be amortized over 20 years.

      In July 2001, the Group acquired 91% of Balenciaga S.A. (“Balenciaga”). Balenciaga sells luxury women’s ready-to-wear and leather accessories under the Balenciaga brand.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2001 the Group made other smaller acquisitions including franchisees in Spain, Australia and Japan, the Swiss watch design and manufacturing company Di Modolo Associates S.A., as well as several Italian shoe and leather production facilities.

      The total cost of all acquisitions during the period ended January 31, 2002, including professional fees and ancillary costs, was approximately € 245.9 million.

      The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets (including trademarks) and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amounts of € 29.7 and € 239.5 million, as of January 31, 2003 and January 31, 2002, respectively has been recorded as goodwill, which will be amortized over 20 years.

(3)	Summary of Significant Accounting Policies

      The Group’s accounting policies comply with standards set forth by the International Accounting Standards Board.

      The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of Preparation

      The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

Reporting Currency

      Starting from February 1, 2002, the Group adopted the Euro as its reporting currency. This change is justified by the Euro’s introduction on January 1, 2002, and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001.

      The comparative balances previously reported in prior period US Dollar denominated consolidated financial statements have been translated by applying the following criteria:

•	assets and liabilities have been translated at the closing €/ US$ rate at the date of the balance sheet (€/ US$0.8637);

•	equity items have been translated following the criteria disclosed in the notes to the Statement of changes in consolidated shareholders’ equity and comprehensive income;

•	income statement items have been translated by applying the exchange rate that approximates the average €/US$ exchange rate for the relevant period (€/US$0.8908 and €/US$0.9176 in 2001 and 2000, respectively);

•	exchange differences resulting from this translation have been recognized directly in equity as a movement of the “Accumulated other comprehensive income” reserve;

•	consolidated statements of cash flows have been translated by applying the exchange rate that approximates the average €/ US$ exchange rate for the relevant period.

      Consequently, the prior period consolidated financial statements show the same trends and ratios as previously reported.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation

      The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group’s share of equity.

      In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

      All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

      The balance sheets of subsidiaries denominated in foreign currencies are translated into Euro using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders’ equity using exchange rates at the close of the period or on the date of acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders’ equity.

      Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash and Cash Equivalents

      The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and Payables

      Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in Foreign currency adjustments (see Note 14).

Inventories

      Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail cost methods for retail inventories and average cost method for production and wholesale inventories.

      Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at mark-down value.

Property, Plant and Equipment

      Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The applicable depreciation rates are as follows:

Buildings	2% - 6%
Plant and production equipment	7% - 18%
Furniture and fixtures	10% - 20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10% - 22%

      Land is not depreciated.

      When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

Leases

      Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, Trademarks, Other Intangible Assets and Deferred Charges

      Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired businesses at the date of acquisition and is expensed over its estimated useful life using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

      Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

      Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

      The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

Impairment of Long-Lived Assets

      Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

      The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Derivative Financial Instruments

      The Group enters into derivative financial transactions as hedges. The related financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities (“Fair value hedge”) or as a hedge of forecasted transactions (“Cash flow hedge”). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, “Hedging reserve”. Amounts deferred in the Hedging reserve and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

      If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income. At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

      All outstanding derivatives at January 31, 2003 and 2002 qualified for hedge accounting.

      The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

Long-term Financial Assets

      The Company owns financial assets, which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as “Available-for-sale”.

      All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, “Fair value reserve”, until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

Stock Options

      Upon the grant of the options no effects are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders’ equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the average value of treasury shares is recorded as a change in contributed surplus.

      In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group’s common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Income Taxes

      The provision for current income taxes is based on estimated taxable income.

      Deferred income taxes are provided, using the liability method, to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

      A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net Income Per Share

      Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Recognition of Revenues

      Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues.

Store Opening/Closing Costs

      Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rents paid during the construction period of new retail stores, which are capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements,

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to income.

Shipping & Handling Costs

      Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication Expenses

      Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative Advertising Programs

      Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring Expenses

      Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

Reclassifications

      Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional Information

      The companies included in the consolidated financial statements at January 31, 2003 are listed in Note 25.

      The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each subsidiary at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

      Fiscal years of the Group ended on January 31, 2003, 2002 and 2001.

      All references to “financial statements” in these notes are to the “consolidated” financial statements for all periods, unless otherwise indicated.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amounts included in the financial statements and notes are stated in thousands of Euro except percentages and net income per share and share amounts and where otherwise noted.

      All references to the “Group” or the “Company” relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4)	Segment Information

      The Group has five operating segments: Gucci Division (excluding Gucci Timepieces), Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent perfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci and Boucheron brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

      The 2000 and 2001 segment information previously published in US Dollars have been translated to Euro applying the average exchange rate and the year end exchange rate to the income statement and balance sheet items, respectively. Previously reported capital expenditures were translated from US Dollar to Euro using the average exchange rate of the respective year.

      The following table presents information about the Company by segment of activity:

	2002	2001	2000

Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,382,690	1,512,798	1,417,605
Revenues from other segments	13,527	18,087	22,789
Total revenues	1,396,217	1,530,885	1,440,394
Operating profit before goodwill amortization	402,867	461,213	357,810
Goodwill amortization	8,433	26,573	9,537
Operating profit after goodwill amortization	394,434	434,640	348,273
Depreciation	59,241	53,113	45,840
Assets	1,080,778	1,028,202	773,821
Liabilities	261,803	229,128	258,952
Capital expenditures	94,186	201,811	140,102
Assets value of capital leases stipulated during the year	49,629	—	22,112

Gucci Group Watches(1)
Revenues from external customers
Gucci	153,862	186,084	208,182
Other Brands	29,565	30,213	10,562
Total revenues from external customers	183,427	216,297	218,744

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Revenues from other segments	24,796	19,999	19,743
Total revenues	208,223	236,296	238,487
Operating profit before goodwill amortization	36,661	55,144	83,887
Goodwill amortization	13,714	12,556	6,538
Operating profit after goodwill amortization	22,947	42,588	77,349
Depreciation	4,417	3,999	2,086
Assets	387,465	384,396	336,390
Liabilities	71,303	54,307	50,561
Capital expenditures	23,617	8,472	21,495

Yves Saint Laurent
Revenues from external customers	145,792	101,054	105,473
Revenues from other segments	40	93	218
Total revenues	145,832	101,147	105,691
Operating (loss) before goodwill and trademark amortization	(63,653)	(76,375)	(17,055)
Goodwill and trademark amortization	23,102	22,301	20,482
Operating (loss) after goodwill and trademark amortization	(86,755)	(98,676)	(37,537)
Depreciation	12,720	8,095	5,813
Assets	600,113	520,434	530,910
Liabilities	78,377	117,002	122,549
Capital expenditures	59,236	45,241	17,125
Assets value of capital leases stipulated during the year	23,661	—	—

YSL Beauté
Revenues from external customers	547,948	516,481	583,420
Revenues from other segments	1,779	2,026	779
Total revenues	549,727	518,507	584,199
Operating profit before goodwill and trademark amortization	38,646	33,901	46,930
Goodwill and trademark amortization	41,096	38,205	40,539
Operating profit (loss) after goodwill and trademark amortization	(2,450)	(4,304)	6,391
Depreciation	18,282	14,878	11,668
Assets	1,061,993	1,071,763	1,048,289
Liabilities	214,810	199,804	235,810
Capital expenditures	24,874	20,623	14,372

Other Operations(2)
Revenues from external customers	284,429	218,486	136,082
Revenues from other segments	32,670	5,509	1,747
Total revenues	317,099	223,995	137,829
Operating profit (loss) before goodwill and trademark amortization	(75,023)	(37,282)	14,135
Goodwill and trademark amortization	40,073	30,574	13,595
Operating profit (loss) after goodwill and trademark amortization	(115,096)	(67,856)	540
Depreciation	16,013	7,839	3,940
Assets	1,090,208	898,291	464,857

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Liabilities	192,159	101,976	64,513
Capital expenditures	122,739	48,827	4,827
Assets value of capital leases stipulated during the year	16,397	—	—

Corporate
Operating costs	(33,920)	(35,577)	(38,997)
Depreciation	5,384	4,546	3,427
Assets	280,146	244,921	210,432
Liabilities	261,666	314,297	221,072
Capital expenditures	33,313	16,976	88,015

Elimination
Revenues from other segments	(72,812)	(45,714)	(45,276)
Operating loss (profit) before goodwill and trademark amortization	281	(2,430)	(1,637)
Operating loss (profit) after goodwill and trademark amortization	281	(2,430)	(1,637)
Assets	(323,133)	(232,309)	(147,969)
Liabilities	(393,364)	(324,411)	(255,207)

Consolidated
Revenues from external customers	2,544,286	2,565,116	2,461,324
Operating profit before goodwill and trademark amortization	305,859	398,594	445,073
Goodwill and trademark amortization	126,418	130,209	90,691
Operating profit after goodwill and trademark amortization	179,441	268,385	354,382
Depreciation	116,057	92,470	72,774
Segment assets	4,177,570	3,915,698	3,216,730
Unallocated assets	3,603,037	3,537,288	3,561,559
Consolidated total assets	7,780,607	7,452,986	6,778,289
Segment liabilities	686,754	692,103	698,250
Unallocated liabilities	2,357,854	2,136,605	1,630,435
Consolidated total liabilities	3,044,608	2,828,708	2,328,685
Capital expenditures	357,965	341,950	285,936
Assets value of capital leases stipulated during the year	89,687	—	22,112

(1)	The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(2)	The Other Operations segment includes revenues from operations which individually are not material to the Group.

      As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

      As of February 1, 2003 the Boucheron fragrance operation will be integrated with YSL Beauté. After the integration YSL Beauté will manage all Boucheron’s perfume’s worldwide activities, including marketing, distribution and coordination of the international subsidiaries and distributors. In order to

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facilitate the comparison with the future performance of the YSL Beauté and Other Operations segments, the segment information is set out below as if the integration had occurred on February 1, 2001:

	2002	2001

YSL Beauté
Revenues from external customers	598,792	569,379
Revenues from other segments	236	189
Total revenues	599,028	569,568
Operating profit before goodwill and trademark amortization	38,280	31,134
Goodwill and trademark amortization	52,303	49,385
Operating (loss) after goodwill and trademark amortization	(14,023)	(18,251)
Depreciation	18,956	15,610
Assets	1,305,817	1,308,985
Liabilities	218,978	214,285
Capital expenditures	24,874	20,263

Other Operations
Revenues from external customers	233,585	165,588
Revenues from other segments	32,172	5,409
Total revenues	265,757	170,997
Operating (loss) before goodwill and trademark amortization	(74,658)	(34,515)
Goodwill and trademark amortization	28,866	19,394
Operating (loss) after goodwill and trademark amortization	(103,524)	(53,909)
Depreciation	15,339	7,107
Assets	831,989	664,867
Liabilities	173,598	91,293
Capital expenditures	122,729	48,827
Assets value of capital leases stipulated during the year	16,397	—

      The following table presents information about the Company by geographic area:

	2002	2001	2000

United States
Revenues from external customers	521,203	542,815	585,714
Assets	535,237	452,452	313,894
Capital expenditures	81,947	82,408	74,791
Assets value of capital leases stipulated during the year	83,184	—	—

Italy
Revenues from external customers	338,075	337,577	309,027
Assets	1,024,229	941,581	629,078
Capital expenditures	102,409	83,666	99,160
Assets value of capital leases stipulated during the year	6,503	—	22,112

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

France
Revenues from external customers	247,991	236,792	224,138
Assets	1,968,636	2,063,754	1,919,317
Capital expenditures	49,804	37,509	23,333

Rest of Europe
Revenues from external customers	496,396	466,747	439,805
Assets	888,938	888,007	609,495
Capital expenditures	84,373	100,113	57,575

Japan
Revenues from external customers	503,138	519,193	434,931
Assets	212,177	209,240	162,503
Capital expenditures	27,458	22,654	10,743

Rest of Asia
Revenues from external customers	307,750	330,061	322,007
Assets	116,484	125,481	116,919
Capital expenditures	11,746	15,455	20,277

Rest of world
Revenues from external customers	129,733	131,931	145,702
Assets	7,921	8,775	8,590
Capital expenditures	228	145	57
Elimination
Assets	(576,052)	(773,592)	(543,066)

Consolidated
Revenues from external customers	2,554,286	2,565,116	2,461,324
Segment assets	4,177,570	3,915,698	3,216,730
Unallocated assets	3,603,037	3,537,288	3,561,559
Consolidated total assets	7,780,607	7,452,986	6,778,289
Capital expenditures	357,965	341,950	285,936
Assets value of capital leases stipulated during the year	89,687	—	22,112

      Assets in France and in Italy include € 1,383.0 million and € 275.8 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

      Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

      Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Inventories, Net

      Inventories, net of allowances for excess and obsolete items, at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Finished goods	333,919	330,263
Work in progress	29,054	28,783
Raw materials	109,055	90,981
Inventories, net	472,028	450,027

(6)	Other Current Assets

      Other current assets at January 31, 2003 and 2002 consisted of the following:

	2002	2001

VAT & other taxes	149,029	114,683
Prepaid expenses	88,468	74,902
Prepaid tax	30,924	25,881
Other	57,765	65,786
Other current assets	326,186	281,252

(7)	Property, Plant and Equipment, Net

      Property, plant and equipment, net, at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Land	131,724	132,341
Buildings	318,493	159,018
Plant and production equipments	91,541	66,185
Furniture and fixtures	109,617	96,077
Leasehold improvements	320,077	261,021
Electronic office machines	54,390	51,239
Construction in progress	47,237	51,967
Other	25,368	26,433
Property, plant and equipment, gross	1,098,447	844,281
Accumulated depreciation	(185,950)	(152,424)
Property, plant and equipment, net	912,497	691,857

      Land and Buildings include € 17.3 million for the new headquarter of Gucci Group Watches division in Neuchatel (Switzerland), for which a lease with option to purchase was signed during this year. As it is considered probable that the option will be exercised the asset has been classified as a capital expenditure in 2002.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in property, plant and equipment were as follows:

	2002	2001

Cost
Opening balance	844,281	638,054
Additions	362,575	245,869
Acquisitions	540	12,844
Disposals	(44,142)	(63,647)
Currency translation	(64,807)	11,161

Closing balance	1,098,447	844,281

	2002	2001

Accumulated depreciation
Opening balance	152,424	127,991
Charge for the year	93,950	77,094
Disposals	(39,052)	(55,154)
Currency translation	(21,372)	2,493

Closing balance	185,950	152,424

      Additions include assets leased under capital leases amounting to € 89.7 million and leasehold improvements amounting to € 103.5 million for new stores and store refurbishments and expansions.

      As at January 31, 2003 the Company owns assets leased under capital lease with a gross book value of € 132.8 million and accumulated depreciation of € 2.3 million.

(8)	Goodwill, Trademarks, Other Intangible Assets and Deferred Charges, Net

      Trademarks and accumulated amortization at January 31, 2003 and 2002 consisted of the following:

	2002

		Accumulated
	Gross	Amortization	Net	2001 Net

Yves Saint Laurent	941,201	143,002	798,199	843,948
Other brands	463,041	64,146	398,895	347,577
Total trademarks	1,404,242	207,148	1,197,094	1,191,525

      The movements in trademarks were as follows:

	2002	2001

Cost
Opening balance	1,324,463	1,222,414
Acquisitions	—	59,874
Adjustments to prior year value	79,815	—
Currency translation	(36)	42,175
Closing balance	1,404,242	1,324,463

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001

Accumulated amortization
Opening balance	132,938	61,314
Charge for the year	75,099	64,571
Currency translation	(889)	7,053
Closing balance	207,148	132,938

      The movements in goodwill were as follows:

	2002	2001

Cost
Opening balance	861,275	597,070
Acquisitions	29,721	239,540
Adjustments to prior year value	(58,557)	(3,579)
Currency translation	(3,014)	28,244
Closing balance	829,425	861,275

	2002	2001

Accumulated amortization
Opening balance	109,330	46,846
Charge for the year	51,319	65,638
Currency translation	(3,369)	(3,154)
Closing balance	157,280	109,330

      Adjustments to prior year value relate primarily to the definitive allocation of the purchase price for Balenciaga and Bottega Veneta acquired during 2001.

      Other intangible assets consisted of the following:

	2002	2001

Store lease acquisitions	154,723	121,014
Software	42,523	37,998
Licenses repurchased	62,830	51,428
Other	45,248	39,487
Intangible assets, gross	305,324	249,927
Accumulated amortization	(64,548)	(49,164)
Intangible assets, net	240,776	200,763

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in other intangible assets were as follows:

	2002	2001

Cost
Opening balance	249,927	147,971
Additions	85,077	96,081
Acquisitions	602	2,812
Disposals	(6,242)	(3,291)
Reclassifications	—	297
Currency translation	(24,040)	6,057
Closing balance	305,324	249,927

	2002	2001

Accumulated amortization
Opening balance	49,164	29,343
Charge for the year	22,107	15,376
Disposals	(5,094)	(1,655)
Currency translation	(1,629)	6,100
Closing balance	64,548	49,164

(9)	Long-term Financial Assets

      Long-term financial assets on January 31, 2003 consisted of the following bonds:

	S&P			Fair Value		Expiration
	Rating	Nominal Value*		Euro	Yield	Date

KFW International Finance	AAA	US$	245,000	227,921	2.29%	24/01/2005
Dexia Municipal Agency	AAA		Euro 27,175	28,168	4.25%	12/01/2007

				256,089

*	In thousands

      The KFW International Finance bond is pledged as security for a US$230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 14). The Company intends to hold this investment until its maturity, but in the future may choose to use other financial assets as security for the letter of credit.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Dexia Municipal Agency bond is held in connection with a € 135 million loan repayable in 2006. Under the terms of the loan, the Company is permitted to substitute the bond with another one of similar quality and characteristics. During the period the movements in long-term financial assets were as follows:

Accumulated amortization	2002	2001

Opening balance	307,982	—
Addition	255,028	302,115
Disposals	(253,038)	—
Change of fair value	3,218	(2,388)
Currency translation	(57,101)	8,255
Closing balance	256,089	307,982

      The movements of the period represent the sale of the KFW International Finance bond held as at the end of prior period and the acquisition of a different KFW International Finance bond.

(10)	Bank Overdrafts and Short-Term Loans

      Bank overdrafts and short-term loans at January 31, 2003 and 2002 consisted of the following:

	January 31, 2003			January 31, 2002

	Nominal		Weighted		Nominal	Weighted
	Currency	Amount	Average	Currency	Amount	Average
Currency	Value*	in Euro	Interest Rate	Value*	in Euro	Interest Rate

US Dollars	100,482	92,901	1.63%	58,000	67,153	2.10%
Euro	208,863	208,863	3.03%	256,986	256,986	3.61%
Japanese Yen	30,050,245	232,641	0.30%	25,966,000	226,323	0.29%
Swiss Franc	104,483	71,183	1.08%	132,000	89,506	2.05%
Other		24,946			125,190

Total	N/A	630,534	1.63%	N/A	765,158	2.06%

*	In thousands

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

Credit Lines

      On January 31, 2003, the Group had a syndicated multi-currency revolving credit facility amounting to € 667.0 million expiring on July 21, 2005, subject to the following conditions:

Interest Rate Per Annum

from February 1, 2003 up to July 21, 2003	Libor + 0.275%
from July 22, 2003 up to July 21, 2005	Libor + 0.30%

Commitment Fee Per Annum on the Undrawn Portion

from February 1, 2003 up to July 21, 2003	0.1375%
from July 22, 2003 up to July 21, 2005	0.15%

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The funding is subject to financial covenants as follows:

•	the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

•	the ratio of Net Financial Indebtedness to Earning Before Interests, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

•	the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

      The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

      On January 31, 2003, all these covenants were satisfied.

      Moreover, Gucci Group N.V is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

      At January 31, 2003 the Group had additional available lines of credit, which were not firm commitments, totaling € 619.7 million (€ 529.9 million as at January 31, 2002).

(11)	Income Taxes

      Income tax expense for 2002, 2001 and 2000 was as follows:

	2002	2001	2000

Current	105,236	136,153	151,994
Deferred	(85,950)	(77,474)	(103,171)
Income tax expense	19,286	58,679	48,823

      The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2002	2001	2000

Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(22.3)%	(14.7)%	(18.1)%
Effect of different statutory rates applicable to operating subsidiaries	(10.1)%	(10.7)%	(7.0)%
Effect of tax rate changes in France and Italy	—	—	(4.4)%
Non-deductible expenses	1.7%	5.1%	5.2%
Benefit on exercise of stock options	(0.3)%	(0.1)%	(0.9)%
Valuation allowance on deferred tax assets for tax losses carried forward	4.6%	1.7%	—
Other	(0.6)%	(0.3)%	1.8%

Effective tax rate	8.0%	16.0%	11.6%

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2003 and 2002 were related to the following items:

		2002		2001
	Assets	Liabilities	Assets	Liabilities

Inventory	81,705	—	84,655	—
Intangible assets	28,237	331,911	32,944	336,550
Tangible assets	—	10,553	—	13,779
Net operating loss carry-forwards	123,984	—	69,837	—
Accrued compensation expenses	6,251	—	10,508	—
Accrued restructuring expenses	1,000	—	2,857	—
Depreciation and amortization	2,529	14,943	3,891	11,532
Accrued expenses	13,126	—	12,399	—
Non income taxes	1,678	—	7,327	—
Hedging reserve	—	5,190	—	—
Other	5,161	2,394	9,485	1,439

Deferred tax balances	263,671	364,991	233,903	363,300

      The total deferred tax balance for net operating loss carry-forwards amounts to € 170,596 (€ 102,839 in 2001) against which a valuation allowance of € 46,612 (€ 33,002 in 2001) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

      At January 31, 2003, the Group net operating loss carry-forwards expire as follows:

2004	2,721
2005	7,858
2006	78,444
2007	78,448
2008 and beyond	210,697
Without expiration	102,494

Total	480,662

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Long-term Financial Payables

      Long-term financial payables at January 31, 2003 and 2002 consisted of the following:

	2002									2001

						Fixed
	Floating Rate					Rate
								Capital
	€	CHF	US$	GBP	Yen	Yen	Total Loans	Leases	Total	Total

Due in fiscal year:								(* )
2003	—	—	—	—	—	—	—	—	—	27,659
2004	2,570	1,460	—	1,602	5,419	109,561	120,612	1,383	121,995	119,245
2005	272,045	91,390	226,516	1,602	20,903	15,514	627,970	1,532	629,502	420,905
2006	137,045	1,118	—	1,602	32,515	37,346	209,626	1,817	211,443	203,937
2007	1,365	1,118	—	1,602	—	102,508	106,593	1,934	108,527	47,068

Beyond 2007	—	17,881	—	13,621	—	2,633	34,135	92,962	127,097	—
	413,025	112,967	226,516	20,029	58,837	267,562	1,098,936	99,628	1,198,564	818,814
Other									3,847	5,601

Total									1,202,411	824,415

Weighted average interest rate	3.00%	1.15%	1.94%	4.60%	0.41%	0.83%	1.95%	6.40%	2.33%	2.29%

(*)	Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after January 31, 2003.

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

      The carrying value of long-term liabilities approximates fair value.

(13)	Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Staff leaving indemnities	48,403	41,074
Deferred compensation	2,247	3,659
Other	181	2,817

Pension liabilities and severance indemnities	50,831	47,550

      Pension liabilities and severance indemnities at January 31, 2003 and 2002 relate to employees in the following countries:

	2002	2001

Italy	23,480	19,687
France	22,455	19,989
Other	4,896	7,874

Pension liabilities and severance indemnities	50,831	47,550

      In Italy staff leaving indemnity is paid to all employees on termination of their employment.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Each year, the Group accrues for each employee an amount partly based on the employee’s remuneration and partly based on the revaluation of the amounts previously accrued.

      The indemnity is an unfunded, but fully provided, liability.

      In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2002	2001

Discount rate	5.1%	5.8%
Projected future remuneration increases	3.1%	3.8%
Projected future employee turnover	2-7%	2-7%

      The movements in pension liabilities and severance indemnities were as follows:

	2002	2001

Opening balance	47,550	40,802
Accruals for the year	9,195	7,479
Acquisitions	681	1,856
Payments	(5,169)	(2,586)
Currency translation	(1,426)	(1)

Closing balance	50,831	47,550

(14)	Shareholders’ Equity

     Share Capital

      The authorized share capital of Gucci Group N.V. amounts to € 228.7 million and is divided into 224,215,247 shares.

      On August 8, 2002 the articles of association of Gucci Group N.V. were amended by notarial deed, providing for an increase in par value of shares by € 0.01 to € 1.02. According to the notarial deed, the paid-up share capital was increased by € 1,026,277.03 to € 104,680,257.06. € 1,026,277.03 was debited against Gucci Group’s Contributed Surplus.

      Out of the total authorized shares 102,635,643 and 102,627,703 were issued as of January 31, 2003 and 2002, respectively; 2,400,392 and 1,905,300 of these shares were held by the Company in treasury on January 31, 2003 and 2002, respectively.

      On July 16, 2002 the Company’s Supervisory Board authorized the repurchase up to 3,500,000 of its outstanding shares.

      On January 24, 2003 the Company instructed its bankers to purchase a maximum of 3,500,000 of the Company’s shares at prices not to exceed a defined minimum on the New York and Euronext Amsterdam stock exchanges between January 27, 2003 and April 30, 2003. The repurchased shares will be held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant the Company’s stock option plan. As of April 30, 2003, the Group had purchased 3,454,582 shares.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends

      On May 27, 2002, the Supervisory Board approved a dividend of US$0.50 per share.

      Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 15, 2002, the Company paid the dividend from the result of the year 2001 of US$0.50 per share. In 2001 the dividend distributed was US$0.50 per share.

     Strategic Alliance

      On September 10, 2001, the Company, Pinault-Printemps-Redoute S.A. (“PPR”) and LVMH-Moët Hennessy Louis Vuitton (“LVMH”) entered into a comprehensive settlement of the legal actions pending among them on that date.

      The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company’s then outstanding share capital, from LVMH at a price of US$94 per Common Share. Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

      Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$101.50 (the “Offer Price”) per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the “Offer Period”). If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

      LVMH and the Company (but no other third parties) would have the right to seek monetary damages and/or specific performance from PPR if it fails to honor its obligations under the Settlement Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

      Under a simultaneously executed Amended and Restated Strategic Investment Agreement (“Restated SIA”) among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR’s share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company’s shareholders by the Independent Directors.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Net Income Per Share

      The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the year”.

      Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items, which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	January 31,	January 31,
	2003	2002

Denominator in calculating basic net income per share	101,060,751	100,174,358
Add: In the money options outstanding	6,913,971	5,118,230
Less: Treasury shares*	5,551,804	3,768,548

Denominator in calculating diluted net income per share	102,422,918	101,524,040

*	Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

     2,474,000 options to purchase shares of common stock with an average strike price of US$113.05 were outstanding as at January 31, 2003, but were not included in the computation of diluted net income per share (2,764,800 as at January 31, 2002) because their exercise price was greater than the average market price of the common shares during the year; accordingly, the inclusion of these 2,474,000 options would have been antidilutive in the calculation.

     Hedging Reserve

      The movements in the Hedging reserve account in 2002 and 2001 were as follows:

	2002	2001

Opening balance	(7,559)	8,698
Realized change in the value of Cash flow hedges related to transactions completed during the year	(56,806)	(12,860)
Total changes of the fair value of Cash flow hedges during the year	168,577	(4,058)
Tax on changes during the year	(5,190)	—
Currency translation	(493)	661

Closing balance	98,529	(7,559)

     Fair Value Reserve

      The movements in the Fair value reserve account in 2002 and 2001 were as follows:

	2002	2001

Opening balance	(2,388)	—
Gain on available-for-sale investments sold during the period	(6,886)	—
Change of the fair value of available-for-sale investments during the period	12,093	(2,388)
Currency translation	(107)	—

Closing balance	2,712	(2,388)

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Adjustments

      Movements in foreign currency adjustments account in 2002 and 2001 were as follows:

	2002	2001

Opening balance	(230,410)	(125,677)
Translation of opening net equity and consolidation adjustments	(112,273)	(71,981)
Translation of newly acquired companies	—	(4,701)
Translation of result for the period	(3,219)	(10,619)
Translation of long-term inter-company accounts receivable	58,331	(17,432)

Closing balance	(287,571)	(230,410)

Employee Stock Ownership Plan (ESOP)

      The ESOP formed in February 1999 was terminated in 2001 and the shares previously issued to it were cancelled. As part of the termination agreement, the Company committed to issue shares to employees. In fulfillment of the commitment 8,644 and 35,920 shares were issued as at January 31, 2003 and in April 2003, respectively. The issuance of these shares has no material impact on the Company’s net income or shareholders’ equity.

(15)	Stock Option Plan

      Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. On January 31, 2003, the Group was authorized to grant options from time to time with respect to up to a cumulative total of 17,264,444 common shares (16,014,444 at January 31, 2002).

      The Company amended and restated the Incentive Stock Option Plan. With few exceptions, options issued under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan (the New Option Plan) generally were granted at exercise prices equal to or greater than the share price at the time of grant, generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

      If the less than the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), than options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer would convert to Stock Appreciation Rights (SARs), which would convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be determined based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

      As at January 31, 2003 the Company did not accrue any provision representing possible such future cash payments, as the conversion of the options into SARs may be confirmed only by the occurrence of future events not within the control of the Company. Had the contingent liability been recorded as at January 31, 2003, it would not have been material.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Price(*)	Shares	Price(*)	Shares	Price(*)

Outstanding at beginning of the year	9,631,803	79.36	9,381,049	83.67	3,448,057	53.77
Granted	1,300,750	88.19	1,044,900	85.43	6,267,800	98.37
Exercised	1,302,214	42.48	612,475	39.63	330,291	50.67
Cancelled	124,740	65.11	181,671	72.35	4,517	62.22

Outstanding at the end of the year	9,505,599	85.68	9,631,803	79.36	9,381,049	83.67

Exercisable at the end of the year	4,741,339	76.18	4,256,263	62.08	3,109,836	57.26
Available for grant at the end of the year based on Shareholders’ authorization	1,449,387	N/A	1,375,397	N/A	738,626	N/A

(*)	Amounts in US Dollars

     Additional information regarding options at January 31, 2003, was as follows:

	Options Outstanding
				Options Exercisable
		Weighted Average
Range of	Number	Remaining Contractual	Weighted Average	Number	Weighted Average
Exercise Price(*)	Outstanding	Life (Months)	Exercise Price(*)	Exercisable	Exercise Price(*)

15.00	9,706	33.0	15.00	9,706	15.00
22.00 - 39.94	262,782	60.5	35.48	233,162	35.59
40.63 - 59.63	475,420	67.9	52.91	328,340	50.57
62.50 - 70.91	1,575,216	89.4	68.28	1,393,196	67.90
71.69 - 80.75	1,429,900	89.0	77.77	547,270	77.40
80.76 - 83.00	1,447,325	90.5	82.91	1,313,415	82.97
83.37 - 99.85	1,851,250	104.0	88.21	287,250	88.47
103.00 - 128.00	2,454,000	89.0	113.20	629,000	103.06

Total	9,505,599	N/A	85.68	4,741,339	76.18

(*)	Amounts in US Dollars

(16)	Net Revenues

      Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Royalties related to the following trademarks:

	2002	2001	2000

Gucci	47,615	51,435	43,847
Yves Saint Laurent	12,876	21,429	35,654
Other	3,704	3,612	90

Total	64,195	76,476	79,591

(17)	Selling, General and Administrative Expenses

      Selling, general and administrative expenses in 2002, 2001, and 2000 were as follows:

	2002	2001	2000

Store	453,180	432,445	366,459
General and administrative	412,664	403,983	379,914
Communication	289,861	290,651	264,009
Selling	171,389	159,290	158,062
Shipping & Handling	62,472	61,432	56,153
Marketing & Promotions	29,656	28,460	19,876
Royalties expense	8,873	8,827	12,247
Research & Development	8,325	8,035	7,732

Selling, general and administrative expenses	1,436,420	1,393,123	1,264,452

(18)	Financial Income, Net

      Financial income, net, in 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000

Interest income	105,208	150,750	216,872
Interest (expense)	(49,559)	(63,773)	(51,158)
Financial income (expense) from hedging transactions	397	899	(5,884)
Financial income from disposal of financial assets	6,886	—	—
Other	(136)	247	426

Financial income, net	62,796	88,123	160,256

      The income from disposal of financial assets derived from the KFW International Finance bond dislosed in Note 9.

(19)	Restructuring Expenses

      In 2002 restructuring expenses, related primarily to the integration of Boucheron fragrance operations into YSL Beauté, amounting to € 3.5 million were incurred. These expenses were classified as Operating expenses.

      In 2001 restructuring expenses of approximately € 8.4 million were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL Beauté provided in 2000. The 2001

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restructuring expenses were not classified as operating expenditures as they related to restructuring of acquired companies during the year immediately after the acquisition.

(20)	Commitments and Contingencies

     Leases

      Annual future minimum fixed rental payments under non-cancelable operating leases as of January 31, 2003, were as follows:

Fiscal Year	Store	Other	Total

2003	78,496	48,898	127,394
2004	79,756	47,275	127,031
2005	77,340	21,629	98,969
2006	73,485	17,647	91,132
2007	69,712	15,618	85,330
Thereafter	452,681	62,209	514,890

Total	831,470	213,276	1,044,746

      In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

      Total store rent expense for 2002, 2001 and 2000 was as follows:

	2002	2001	2000

Fixed rent	83,858	73,154	54,959
Variable rent	100,138	99,332	87,938

Total store rent	183,996	172,486	142,897

Supply Contracts

      Unrelated subcontractors assemble the Group’s leather goods. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to four years. Moreover the Group enters into agreements with suppliers of certain watch components, which included minimum supply commitments after 2003. The total amount of the future commitments related to these agreements at January 31, 2003, was as follows:

Fiscal Year

2003	72,920
2004	54,091
2005	6,000
2006	1,500

Total	134,511

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Hedging Contracts

      During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

      The notional values of the contracts outstanding at January 31, 2003 and January 31, 2002 were the following:

		Combination
January 31, 2003	Forward	Options	Total

US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109

Total	547,004	1,069,212	1,616,216

		Combination
January 31, 2002	Forward	Options	Total

US Dollars	187,498	268,320	455,818
Japanese Yen	184,387	388,545	572,932
English Pound	65,277	—	65,277
Hong Kong Dollars	53,713	—	53,713
Korean Won	17,863	—	17,863

Total	508,738	656,865	1,165,603

      Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivables and payables and financial receivables and payables, denominated in the currencies indicated below.

      The contracts outstanding at January 31, 2003 and January 31, 2002 were as follows:

	January 31,	January 31,
Currencies	2003	2002

US Dollar	487,653	395,738
Japanese Yen	22,704	171,073
Swiss Franc	111,976	145,078
English Pound	52,322	33,971
Other currencies	16,600	20,030

Total	691,255	765,890

      All contracts mature at various dates from February 2003 to December 2005.

      All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation

      As of January 31, 2003, the Group’s management and legal advisors consider that the minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Letter of Credit

      In addition to the other protections under the Settlement Agreement (see Note 14), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$245 million bond issued by KFW International Finance (see Note 9).

Commitment to Minority Shareholders

      Certain minority shareholders of the Group’s companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all such Put options were exercised on January 31, 2003, the amount payable would have been € 125.3 million. This amount includes the minimum exercise price of certain of the Put/Call options which the Company may be obliged to pay in the years indicated below:

Fiscal Year

2003	220
2004	38,734
2005	—
2006	2,281
2007	4,835
Thereafter	6,145

Total	52,215

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Commitments

      The Company entered into agreements mainly for the acquisition of fixed assets. These commitments as at January 31, 2003 were as follows:

Fiscal Year

2003	85,083
2004	5,225
2005	225
2006	225
2007	225
Thereafter	4,275

Total	95,258

      The major commitment is for the acquisition of a property in the Ginza district of Tokyo, which was completed in April 2003.

(21)	Additional Disclosures

Employee Remuneration

      Remuneration in 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000

Salaries and wages	449,673	451,450	390,532
Social contributions	81,879	70,944	75,151
Pension and severance indemnities	11,485	10,461	8,508

Total remuneration	543,037	532,855	474,191

Number of Employees

      The average number of employees during 2002, 2001 and 2000 was as follows:

	2002	2001	2000

Managers	620	603	520
White-collar staff	7,796	7,438	6,476
Blue-collar staff	2,142	1,848	1,896

Total average number of employees	10,558	9,889	8,892

      The number of employees at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Managers	643	608
White-collar staff (without temporary staff)	7,839	7,365
Blue-collar staff	2,202	1,961

Total number of employees at year-end	10,684	9,934

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Directors’ Emoluments

      The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2002, 2001 and 2000 amounting to € 8.5 million, € 5.9 million and € 5.1 million, respectively.

Related Party Transactions

      In 2002 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers, the rental of stores and showroom spaces as well as purchases of raw materials from minority shareholders. These transactions represented less than 0.2% (0.2% in 2001) of consolidated revenues, 0.3% (0.1% in 2001) of consolidated operating expenses and 1.2% (1.4% in 2001) of the cost of goods sold.

(22)	Quarterly Information (unaudited)

      The following table shows financial results by quarter:

2002	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full year

Net revenues	607,619	577,132	644,757	714,778	2,544,286
Gross profit	414,907	394,518	442,279	490,575	1,742,279
Operating profit	20,349	31,496	47,074	80,522	179,441
Net income	35,503	42,852	52,959	95,440	226,754
Net income per share — basic	0.35	0.42	0.53	0.94	2.24
Net income per share — diluted	0.35	0.41	0.52	0.93	2.21

2001(*)	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full year

Net revenues	616,651	620,171	624,929	703,365	2,565,116
Gross profit	417,567	447,363	432,435	494,352	1,791,717
Operating profit	47,888	72,516	53,839	94,142	268,385
Net income	61,536	95,381	61,854	93,764	312,535
Net income per share — basic	0.61	0.95	0.62	0.94	3.12
Net income per share — diluted	0.61	0.94	0.61	0.92	3.08

(*)	The 1st Quarter, 2nd Quarter, 3rd Quarter and 4th Quarter Euro amounts have been calculated from previously published US Dollar amounts applying the average exchange rate of the respective periods.

(23)	Reconciliation with Accounting principles generally accepted in the United States

      The Group’s accounting policies differ in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”), as follows:

Impairment of Indefinite Life Assets

      Effective February 1, 2002 the Group adopted the full provisions of FAS 142. Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset (“Indefinite-Lived Asset”) under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most successful luxury brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, costumers loyalty due to its recognizable attributes), which permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand’s long-term value. The Indefinite-Lived Asset will no longer be amortized but rather tested for impairment annually or when events and circumstances warrant. The Group will reevaluate the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

      In accordance with the FAS 142 transition provisions, on February 1, 2002 the Group completed the transition impairment test of its Indefinite-Lived Asset and goodwill comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date and determined that no impairment existed at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were based on five year business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating margin assumption until the end of the five-year period. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses’ free cash flow; in the subsequent period (perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation.

      Using the methodologies consistent with those applied for its transitional impairment test performed, the Group completed its annual impairment test for the Indefinite-Lived Asset and goodwill as at January 31, 2003. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from any of the Group’s acquisitions.

      As at January 31, 2003 and 2002 the carrying amount of the Yves Saint Laurent trademark valued in accordance with the U.S. GAAP was € 890.1 million.

      As at January 31, 2003 and 2002 Trademarks and Other intangible assets subject to amortization valued in accordance with the U.S. GAAP consisted of the following:

	January 31, 2003			January 31, 2002

		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net

Trademarks	463,041	43,260	419,781	383,226	21,763	361,463
Other intangible assets	305,324	64,548	240,776	249,927	49,161	200,766

Total	768,365	107,808	660,557	633,153	70,924	562,229

      The movements in the carrying amount of goodwill valued in accordance with U.S. GAAP were as follows:

	2002	2001

Opening balance	832,389	616,116
Acquisitions	29,721	242,983
Adjustments to prior year value	(58,557)	(3,579)
Impairment losses	—	—
Amortization of the year	—	(48,751)
Currency translation	(3,014)	25,620

Closing balance	800,539	832,389

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Trademark Amortization

      As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Useful
Trademark	Life

Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

      The aggregate amortization charge of Trademarks and Other intangible assets determined under U.S. GAAP for the year amounts to € 43.6 million; approximately the same depreciation charge is expected during each of the next five years.

Restructuring Charges

      In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-Cash Compensation Expense

      In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, “Accounting for Stock-Based Compensation”, the Company accounts for employee stock options under Accounting Principles Board Statement No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) as clarified by FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), and FASB Interpretation No. 28, “Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans”.

      The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the “Intrinsic Value”). The related compensation expense is being recognized over the vesting period of each grant.

      In December 2001 the Company paid a US$7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR and LVMH (see Note 14). Then, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FIN 44, for the year ended January 31, 2002 and in subsequent years, the Company is required to account for in-the-money outstanding options, which as a result of the repricing qualified as variable options, using variable accounting. In accordance with FIN 44, the Company recognized as a current period expense for the period ended January 31, 2002 the accumulated intrinsic value of all vested in the money outstanding options amounting to #114.7 million. In addition the intrinsic value of options, which were in-the-money but not vested on the date of the repricing have been charged to compensation expense rateably over the period from the date of repricing to the date of vesting adjusted each period for the effects of variable accounting. Finally, periodic changes in the intrinsic value during the period from the date of repricing to the date of exercise of the options are recognized as an increase to or a decrease of compensation expense subsequent to the end of the vesting period.

      The Company amended and restated the Incentive Stock Option Plan. If the less than the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer will convert to Stock Appreciation Rights (“SARs”), which will convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

      Consequently, under U.S. GAAP, variable plan accounting is required for options issued under the New Option Plan until the outcome of the Offer is known. Under U.S. GAAP, the Company is not required to accrue a provision related to the Cash Awards, as the conversion of the options into SARs will be confirmed only by the occurrence of future events not within the control of the Group. Had the contingent liability been recorded as at January 31, 2003, it would not have been material.

      In addition, because the conversion of these options to Cash Awards is outside of the control of either the employee or the Company these instruments would be classified in a mezzanine section of the U.S. GAAP balance sheet between debt and equity. This results in a reconciling difference in the U.S. GAAP equity reconciliation.

Hedging

      The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 “Financial instruments: recognition and measurement”, and FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income.

      Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company’s hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company’s existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS basis shareholders’ equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS and U.S. GAAP basis shareholders’ equity.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On February 1, 2001 the Company adopted FAS 133 and IAS 39 which establish accounting and reporting standards for derivative instruments and hedging activities. Both standards require that all derivatives are recognized as either assets or liabilities on the balance sheet and measured at fair value at each reporting period. On the adoption date, under IAS 39, the Company recorded a gain, net of tax, of € 8.7 million directly in share-holders’ equity related to instruments designed to hedge cash flow fluctuations. Under U.S. GAAP this amount is recorded as an adjustment to Other comprehensive income.

      Accordingly no reconciling item to net equity as at January 31, 2003 and 2002 was required.

Construction Period Store Rental Expenses

      In accordance with IAS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

Deferred Taxation on Elimination of Inter-Company Profit

      As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Tax Deduction on Stock Options

      As described in Note 3, the Group reports the tax benefits, which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company’s shares, U.S. GAAP requires that this benefit be credited directly to shareholders’ equity.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS:

2002	Pre-tax result	Tax	Net income

Net Income
Income net of minority interests as reported in the consolidated statement of income	246,040	(19,286)	226,754
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
– compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(583)	—	(583)
– change in intrinsic value of outstanding options	(37,703)	4,280	(33,423)
Goodwill and trademark amortization	104,873	(17,267)	87,606
Unrealized exchange gain (loss) on hedge transactions	111,771	(5,190)	106,581
Construction period store rental expenses, net of related amortization	(9,566)	3,593	(5,973)
Deferred taxation on elimination of inter-company profit	—	(708)	(708)
Tax deduction on stock options exercise	—	(786)	(786)
Income net of minority interests in accordance with U.S. GAAP	414,832	(35,364)	379,468

Basic net income per share in accordance with U.S. GAAP			3.75
Diluted net income per share in accordance with U.S. GAAP			3.70

	Gross	Tax	Net

Shareholders’ equity
Shareholders’ equity as reported in the consolidated balance sheet			4,671,433
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	184,582	(37,385)	147,197
Construction period store rental expenses, net of related amortization	(11,248)	4,196	(7,052)
Change in Fair value of outstanding option	(1,773)	—	(1,773)
Deferred taxes on elimination of inter-company profit	—	(27,143)	(27,143)

Shareholders’ equity in accordance with U.S. GAAP			4,849,896

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001	Pre-tax result	Tax	Net income

Net Income
Income net of minority interests as reported in the consolidated statement of income	371,214	(58,679)	312,535
Items increasing (decreasing) reported income net of minority interests:
Restructuring	(750)	1,210	460
Non-cash compensation expense:
– compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(6,413)	—	(6,413)
– cumulative intrinsic value of vested in-the-money options on the date of the US$7.00 exercise price reduction	(114,701)	11,056	(103,645)
– change in intrinsic value of outstanding options through year end	(6,999)	1,001	(5,998)
Goodwill and trademark amortization	42,658	(9,661)	32,997
Unrealized exchange gain (loss) on hedge transactions	(16,450)	430	(16,020)
Construction period store rental expenses, net of related amortization	(1,631)	585	(1,046)
Deferred taxation on elimination of inter-company profit	—	(13,310)	(13,310)
Tax deduction on stock options exercise	—	(264)	(264)
Income net of minority interests in accordance with U.S. GAAP	266,928	(67,632)	199,296

Basic net income per share in accordance with U.S. GAAP			1.99
Diluted net income per share in accordance with U.S. GAAP			1.96

	Gross	Tax	Net

Shareholders’ equity
Shareholders’ equity as reported in the consolidated balance sheet			4,558,423
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	79,709	(20,118)	59,591
Construction period store rental expenses, net of related amortization	(1,682)	603	(1,079)
Deferred taxes on elimination of inter-company profit	—	(26.435)	(26,435)

Shareholders’ equity in accordance with U.S. GAAP			4,657,734

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000	Pre-Tax Result	Tax	Net Income

Net Income
Income net of minority interests as reported in the consolidated statement of income	415,748	(48,823)	366,925
Items increasing (decreasing) reported income net of minority interests:
Restructuring	96,630	(33,792)	62,838
Non-cash compensation expense:
– compensation cost related to certain stock options granted at an exercise price below market on the date of the grant	(33,843)	—	(33,843)
Goodwill and trademark amortization	33,615	(9,558)	24,057
Unrealized exchange gain (loss) on hedge transactions	19,908	(1,226)	18,682
Deferred taxation on elimination of inter-company profit	—	6,821	6,821
Tax deduction on stock options exercise	—	(3,691)	(3,691)
Income net of minority interests in accordance with U.S. GAAP	532,058	(90,269)	441,789

Basic net income per share in accordance with U.S. GAAP			4.42
Diluted net income per share in accordance with U.S. GAAP			4.35

Pro-forma Income Statement (unaudited)

      Effective February 1, 2002 the Group adopted the full provisions of FAS 142. On a pro-forma basis assuming the new standard had been applied since February 1, 2000 the net result of the period prepared on a U.S. GAAP basis for the years ended January 31, 2003, 2002 and 2001 would have reflected the following amounts:

	2002	2001	2000

Net Income as reported in accordance with U.S. GAAP	379,468	199,296	441,789
Add back: Trademark amortization, net of tax	—	12,309	12,930
Add back: Goodwill amortization	—	48,751	24,334
Pro-Forma Net income	379,468	260,356	479,053

Net income per share — basic	3.75	2.60	4.79
Net income per share — diluted	3.70	2.56	4.72

      During 2002 the Group made minor acquisitions. Should these acquisitions been made on February 1, 2002, the effect on the 2002 income statement would not have been material. Accordingly no related pro-forma information is disclosed.

      During 2001 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2001, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements prepared on a U.S. GAAP basis for the years ended January 31, 2002 would have reflected the following amounts:

2001

Net revenues	2,579,313
Goodwill and trademark amortization	88,033
Operating profit	162,833
Net income	195,574

Net income per share of common stock — diluted	1.93

      Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2001.

     Stock-Based Compensation

      For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

      Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options’ fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2002	2001	2000

Net Income as reported in accordance with U.S. GAAP	379,468	199,296	441,789
Add: compensation expense included in the Net Income, net of related tax effect	34,006	116,056	33,843
Deduct: total stock based employee compensation determined under fair value based method, net of related tax effect	61,082	95,516	109,139
Pro-Forma Net income	352,392	219,836	366,493

Net income per share — basic	3.49	2.19	3.67
Net income per share — diluted	3.44	2.17	3.61

      The weighted average grant-date fair value of options granted in 2002, 2001 and 2000 for the Incentive Stock Option Plan was US$17.61, US$19.93 and US$36.04, respectively.

      The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Risk-free interest rate	3.87%	4.16%	6.46%
Expected life (years)	3.5	3.5	2.6
Volatility	14.4%	21.3%	55.0%
Dividend yield	0.57%	0.60%	0.48%

(24)	Subsequent Events

      The Company purchased 3,203,987 shares for an aggregate cost of € 281.6 million between February 1 and April 30, 2003. As at April 30, 2003, the Company held a total of 4,120,387 shares in treasury, and there were 98,556,351 shares outstanding.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On May 28, 2003 the Company announced that the Supervisory Board had declared, subject to approval by Shareholders at the Annual General Meeting, to distribute € 13.50 per share in the form of a return of capital. Based on the number of shares outstanding on that date, the payment would approximate € 1,340 million.

      Subject to the affirmative vote of Shareholders and in compliance with Dutch statutory procedures, the € 13.50 per share payment is expected on the Euronext Amsterdam shares on October 2, 2003 and on the New York Stock Exchange (NYSE) shares promptly thereafter.

      As a result of the payment the US$101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in March 2004 (see Strategic Alliance in Note 14) will be reduced by € 13.50 per share, plus a small adjustment for the time value of money. The per share US dollar equivalent of € 13.50 will be determined by the US dollar reference exchange rate against the euro, published by the European Central Bank (ECB), on October 2, 2003. The time value of money will be set at 3-month US dollar LIBOR on October 2, 2003, increased by 100 basis points.

(25)	Consolidated Companies

Gucci Division
Region	Registered Office

Europe
Guccio Gucci S.p.A.(*)(**)	Florence, Italy
Gucci Logistica S.p.A.(*)(**)	Florence, Italy
Luxury Goods Italia S.p.A.(*)(**)	Florence, Italy
G.F. Services S.r.l.(**)	Milan, Italy
G.F. Logistica S.r.l.(*)	Milan, Italy
Luxury Goods France S.A.(*)	Paris, France
Gucci Limited(*)(**)	London, United Kingdom
GG Luxury Goods Gmbh(*)(**)	Neustadt, Germany
Luxury Goods International S.A.(*)	Cadempino, Switzerland
Gucci Finance S.A.(**)	Cadempino, Switzerland
Gucci Belgium S.A.(*)(**)	Brussels, Belgium
La Meridiana Fashion S.A.(**)	Brussels, Belgium
Luxury Goods Spain S.L.(*)	Madrid, Spain
Gucci S.a.m.(*)(**)	Montecarlo, Monaco
Gucci Austria Gmbh(*)(**)	Vienna, Austria
Gucci Netherlands B.V.(*)(**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l.(*)(**)	Florence, Italy
Capri Group S.r.l.(*) (75%)	Naples, Italy
Gucci Venezia S.p.A.(*) (51%)	Venice, Italy
Gucci International N.V.(**)	Amsterdam, The Netherlands
Gucci Group N.V	Amsterdam, The Netherlands
GG France Holding S.a.r.l.(**)	Paris, France
Gucci Luxembourg S.A.(**)	Luxembourg
Gucci Services Limited(**)	London, United Kingdom
Gucci Participation B.V.(**)	Amsterdam, The Netherlands

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gucci Division
Region	Registered Office

Gucci Finanziaria S.p.A.(**)	Florence, Italy
Bamboo S.r.l. (90%)	Florence, Italy
Gucci Ireland Limited(**)	Dublin, Ireland
Luxury Goods Operations (L.G.O.) S.A.(*)51%	Cadempino, Switzerland

North America
Gucci North American Holdings, Inc.(**)	Delaware, U.S.A.
Gucci America, Inc.(*)	New York, U.S.A.
Gucci Shops of Canada, Inc.	New Brunswick, Canada
Gucci Boutiques, Inc.(*)(**)	New Brunswick, Canada

Asia
Gucci Group Japan Limited(*)	Tokyo, Japan
Gucci Group (Hong Kong) Limited(*)(**)	Hong Kong, China
Gucci Thailand Co, Ltd(**)	Bangkok, Thailand
Gucci Group Guam, Inc.(*)	Tumon, Guam
Gucci Group Korea Ltd(*)(**)	Seoul, South Korea
Gucci Taiwan Limited(*)(**)	Taipei, Taiwan
Gucci (Malaysia) Sdn Bhd(*) (65%)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited(*) (65%)	Singapore, Singapore
Gucci Australia PTY Limited(*)	Victoria, Australia
Gucci Group Japan Holding Limited(*)	Tokyo, Japan
Yugen Kaisha Gucci(*)(**)	Tokyo, Japan

Rest of World
Gemini Aruba N.V	Aruba, Netherlands Antilles

Gucci Group Watches
Region	Registered Office

Europe
Luxury Timepieces International S.A.(*)	Neuchâtel, Switzerland
Luxury Timepieces (U.K.) Ltd.(*)(**)	London, United Kingdom
Luxury Timepieces España, S.L. (51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A.(*)	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A. (85%)	Geneva, Switzerland
Bédat & Co. S.A(*) (85%)	Geneva, Switzerland

North America
Luxury Timepieces (Canada), Inc.(*)(**)	Markham, Canada
Bédat & Co. U.S.A., LLC(*) (85%)	San Francisco, U.S.A.

Asia
Luxury Timepieces (Hong Kong) Limited(*)(**)	Hong Kong, China
Luxury Timepieces Japan Limited (*)	Tokyo, Japan

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Yves Saint Laurent
Region	Registered Office

Europe
Yves Saint Laurent, S.A.S.(*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S.(*)	Paris, France
Yves Saint Laurent Fashion B.V	Amsterdam, The Netherlands
Yves Saint Laurent France B.V	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m.(*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A.(*)	Madrid, Spain
Yves Saint Laurent UK Ltd(*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L	Brussels, Belgium
C. Mendès S.A.(*)	Paris, France
Yves Saint Laurent Germany Gmbh(*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S	Paris, France

North America
Yves Saint Laurent America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.

Asia
Yves Saint Laurent Fashion Japan Ltd	Tokyo, Japan

YSL Beauté
Region	Registered Office

Europe
YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet (S.A.S.)(*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.)(*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A.(*)	Neuilly sur Seine, France
YSL Beauté Gmbh(*)	Munich, Germany
YSL Beauté S.A.(*)	Barcelona, Spain
Fendi Profumi S.p.A.(*)	Florence, Italy
Florbath Profumi di Parma S.p.A.(*)	Florence, Italy
YSL Beauté Nederland B.V.(*)	Eg Maassluis, The Netherlands
Parfums Stern (S.A.S.)(*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V.(*)	Brussels, Belgium
YSL Beauté AEBE(*) (51%)	Athens, Greece
YSL Beauté S.A.(*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Geneva, Switzerland
YSL Beauté Ltd(*)	Haywards Heath, United Kingdom
YSL Beauté Italia S.p.A.(*)	Florence, Italy

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YSL Beauté
Region	Registered Office

YSL Beauté HGmbh(*)	Vienna, Austria
Fildema XXI S.L	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France
Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France
Stella McCartney Parfums (S.A.S.)	Neuilly sur Seine, France

North America
YSL Beauté, Inc.(*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.

Asia
Yves Saint Laurent Parfums KK(*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd(*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd(*)	Singapore, Singapore

Rest of World
YSL Beauté Canada, Inc.(*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd(*)	Sydney, Australia
YSL Beauté NZ Ltd(*)	Auckland, New Zealand
YSL Beautè Middle East FZCO	Dubai, UAE

Sergio Rossi
Region	Registered Office

Europe
Sergio Rossi S.p.A.(*) (70%)	San Mauro Pascoli, Italy
Ascot S.r.l. (70%)	Florence, Italy
Sergio Rossi U.K. Limited(*) (70%)	London, United Kingdom
Sergio Rossi International S.A.R.L.(70%)	Luxembourg
Sergio Rossi Netherlands B.V. (70%)	Amsterdam, The Netherlands

North America
Sergio Rossi U.S.A., Inc.(*) (70%)	New York, U.S.A.

Asia
Sergio Rossi Japan Limited(*) (70%)	Tokyo, Japan
Sergio Rossi Korea Ltd(*) (70%)	Seoul, South Korea

Boucheron
Region	Registered Office

Europe
Boucheron S.A.S.(*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S.(*)	Paris, France
Boucheron Parfums S.A.S.(*)	Paris, France
Boucheron U.K. Ltd(*)	London, United Kingdom

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Boucheron
Region	Registered Office

Boucheron International S.A.(*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L	Luxembourg

North America
Boucheron (U.S.A.) Ltd(*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Parfums Boucheron Corp.(*)	New York, U.S.A.
Mode et Parfums Corp.(*)	New York, U.S.A.
Boucheron Joaillerie (USA) Inc.	New York, U.S.A.

Asia
Boucheron Japan(*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd(*)	Taipei, Taiwan

Balenciaga
Region	Registered Office

Europe
Balenciaga S.A.(*) (91%)	Paris, France

America
Balenciaga America, Inc.(*)(91%)	New York, U.S.A.

Bottega Veneta
Region	Registered Office

Europe
Bottega Veneta U.K. Co. Limited(*) (78.5%)	London, United Kingdom
Bottega Veneta France Holding S.A.S. (78.5%)	Paris, France
B.V. Italia S.r.l.(*) (78.5%)	Vicenza, Italy
B.V S.r.l.(*) (78.5%)	Vicenza, Italy
B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V. (78.5%)	Amsterdam, The Netherlands
Bottega Veneta France S.A.(*) (78.5%)	Paris, France
B.V Servizi S.r.l. (78.5%)	Vicenza, Italy
Bottega Veneta España S.L. (78.5%)	Madrid, Spain

America
Bottega Veneta Inc(*) (78.5%)	New York, U.S.A.

Asia
Bottega Veneta Hong Kong Limited(*) (78.5%)	Hong Kong, China
Bottega Veneta Japan Limited(*) (78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited(*) (78.5%)	Singapore, Singapore
Bottega Veneta Korea Ltd(*) (78.5%)	Seoul, South Korea
Bottega Veneta Guam (78.5%)	Guam, Guam

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Alexander McQueen
Region	Registered Office

Europe
Autumnpaper Limited(*) (51%)	London, United Kingdom
Birdswan Solutions Ltd (51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom
Alexander McQueen Trading Ltd(*) (51%)	London, United Kingdom

Stella McCartney
Region	Registered Office

Europe
Stella McCartney Limited(*) (50%)	London, United Kingdom
Stella McCartney France S.A.S.(*)(50%)	Paris, France

America
Stella McCartney America Inc.(*)(50%)	City of Wilmington, U.S.A

Industrial Operations
Region	Registered Office

Europe
Baruffi S.r.l.(*) (67%)	Milan, Italy
Conceria Blu Tonic S.p.A.(*) (51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l.(*) (51%)	Florence, Italy
Regain 1957 S.r.l.(*) (70%)	Florence, Italy
Paoletti S.r.l.(*) (51%)	Florence, Italy
Tiger Flex S.r.l.(*) (75%)	Florence, Italy
Rembrandt S.r.l. (40%)	Florence, Italy
Gauguin S.r.l	Florence, Italy
Gucci Immobiliare Leccio S.r.l.(*) (64%)	Florence, Italy
Design Management S.r.l.(*)	Florence, Italy

(*)	Principal operating companies

(**)	Companies directly owned by Gucci Group N.V.

GUCCI GROUP N.V.

CORPORATE BALANCE SHEETS

Before Appropriation of Profit

	2002	2001

	(In thousands of Euro)
Current assets
Cash and cash equivalents	4,162	78,284
Receivables due from Group companies	55,675	18,715
Other current assets	2,591	2,824

Total current assets	62,428	99,823

Non current assets
Property, plant and equipment, net	58	75
Deferred charges and intangible assets, net	2,023	3,581
Investments in Group companies	4,695,978	4,704,433
Other non-current assets	286	295

Total non-current assets	4,698,345	4,708,384

Total assets	4,760,773	4,808,207

Current liabilities
Due to Group companies	66,079	227,904
Other current liabilities	23,261	21,880

Total current liabilities	89,340	249,784

Non-current liabilities	—	—

Total liabilities	89,340	249,784

Shareholders’ equity
Share capital	104,688	103,654
Contributed surplus	2,790,401	2,795,369
Retained earnings	968,745	707,515
Treasury stock, at cost	(173,274)	(60,142)
Accumulated other comprehensive income	754,119	699,492
Net result for the year	226,754	312,535

Shareholders’ equity	4,671,433	4,558,423

Total liabilities and shareholders’ equity	4,760,773	4,808,207

      The Euro amounts have been calculated from previously published US Dollar amounts using the exchange rate at the end of 2001 (€/US$0.8637).

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CORPORATE STATEMENTS OF INCOME

	2002	2001	2000

	(In thousands of Euro)
Net profit of Group companies	233,727	324,496	372,085
Other (expenses), net	(6,973)	(11,961)	(5,160)

Net result for the year	226,754	312,535	366,925

      The Euro amounts have been calculated from previously published US Dollar amounts using the average exchange rate of the respective year (€/US$0.8908 and €/US$0.9176 in 2001 and 2000, respectively).

The accompanying notes are an integral part of these financial statements.

As the financial statements of Gucci Group N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (article 402, Title 9, Book 2 of the Dutch Civil Code).

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

(1)	General

      Gucci Group N.V. (the “Company”), a corporation limited by shares, has its statutory seat in Amsterdam, The Netherlands. The Company’s shares are listed on the New York and Amsterdam Stock Exchanges.

(2)	Activities of the Company

      The principal activities of the Company are to act as a holding and finance company.

(3)	Basis of Preparation

      Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. This change is justified by the Euro’s introduction on January 1, 2002 and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001. Accordingly, both the consolidated and corporate financial statements have been prepared in Euro. Amounts included in the financial statements and notes are stated in thousands of Euro, except percentages and per share and share amounts and/or where otherwise noted.

(4)	Accounting Policies

      The corporate financial statements of the Company are included in the financial statements of the Group. The accounting policies used are similar to those used in the consolidated financial statements with the exception of investments in Group companies which are valued at net asset value in accordance with the accounting policies for the valuation of assets and liabilities as stated in Note 3 to the consolidated financial statements.

(5)	Receivables Due from Group Companies

      The amount includes receivables from Group subsidiaries arising from service fees invoiced and/or accrued by the Company.

(6)	Other Current Assets

      Other current assets at January 31, 2003 and 2002 were as follows:

	2002	2001

Receivables from tax authorities	1,392	1,652
Other	1,199	1,172

Other current assets	2,591	2,824

(7)	Deferred Charges and Intangible Assets, Net

      Deferred charges and intangible assets, net at January 31, 2003 and 2002 include the following:

	2002	2001

Software	12,020	10,980
Other	721	648
Deferred charges and intangible assets, gross	12,741	11,628
Accumulated amortization	(10,718)	(8,047)

Deferred charges and intangible assets, net	2,023	3,581

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      In 2002 the amortization charge was € 2.7 million (€ 2.6 million in 2001).

(8)	Investments in Group Companies

      The summary of activity in Group companies (as detailed in Note 25 to the consolidated financial statements) was as follows:

Balance at February 1, 2002	4,704,433
Dividends received	(280,139)
Hedging reserve	106,581
Fair value reserve	5,207
Additions at cost	2,945
Others	(2,046)
Translation adjustment	(74,730)
Net profit of Group companies	233,727

Balance at January 31, 2003	4,695,978

(9)	Current Liabilities to Group Companies

      The amount included € 61.3 million concerning a financial payable to Gucci Luxembourg S.A. The remaining part arose from service fees invoiced and/or accrued by the Company and a payable to Gucci International N.V.

(10)	Other Current Liabilities

      Other current liabilities at January 31, 2003 and 2002 were as follows:

	2002	2001

Current tax payables	891	941
Accrued operating expenses	22,370	20,939

Other current liabilities	23,261	21,880

      Accrued operating expenses include dividends payable of € 8.6 million (€ 9.3 million as at January 31, 2002).

(11)	Shareholders’ Equity

      The statement of changes in shareholders’ equity and comprehensive income is included in the consolidated financial statements of Gucci Group N.V.

      On August 8, 2002 the articles of association of Gucci Group N.V. were amended by notarial deed, providing for an increase in par value of shares by € 0.01 to € 1.02. According to the notarial deed, the paid-up share capital was increased by € 1,026,277.03 to € 104,680,257.06. € 1,026,277.03 was debited against Gucci Group’s Contributed Surplus.

      The treasury stock at cost represents repurchased shares, which are reserved for the exercise of personnel options.

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

(12)	Commitments and Contingencies

      As disclosed in Note 20 to the consolidated financial statements, the Group has entered into a number of currency contracts and derivative transactions to hedge its foreign exchange exposure related to anticipated future net cash flows in currencies other than the reporting currency of the Group. The Group entered into agreements with certain suppliers, which included minimum supply commitments over periods up to four years. The Group procured a letter of credit in an amount not to exceed US$230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. The Group is committed to certain minority shareholders of the Group’s companies due to their right through put options to sell their interests in these companies to the Gucci Group in the future. Finally, the Group committed with third parties mainly for the acquisition of certain fixed assets.

(13)	Employees

      The Company employed an average number of 94 people in 2002 with a cost for remuneration of € 20.5 million of which € 2.3 million as social contributions. In 2001, the Company employed an average of 82 people, with a cost for remuneration of € 16.2 million of which € 1.8 million as social contributions.

(14)	Directors

      During 2002 the Management Board was increased by one member, accordingly as at January 31, 2003 the Management Board consists of 3 members. Mr. Tom Ford was appointed new Management Board member starting from July 15, 2002.

      As at January 31, 2003, the Supervisory Board consists of 8 members who will be proposed for election during the Annual General Meeting.

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments in 2002 and 2001 as follows:

	2002				2001

				Pension				Pension
	Remuneration	Bonuses		Plan	Remuneration	Bonuses		Plan

Members of the Management Board:
• Domenico De Sole(1)	2,307	—		6	2,456	2,750	(**)	6
• Tom Ford(2)	3,952	1,561	(*)	6	—	—		—
Aart Cooiman	20	—		—	32	—		—
Members of the Supervisory Board:
• Adrian D.P. Bellamy	131	—		—	129	—		—
• Patricia Barbizet	79	—		—	67	—		—
• Aureliano Benedetti	79	—		—	67	—		—
• Reto Domeniconi	66	—		—	68	—		—
• Patrice Marteau	79	—		—	67	—		—
• François Henri Pinault(3)	79	—		—	41	—		—
• François Pinault(4)	—	—		—	26	—		—
• Karel Vuursteen	89	—		—	68	—		—
• Serge Weinberg	79	—		—	67	—		—
• Charles Mackay(5)	—	—		—	62	—		—

Total	6,960	1,561		12	3,150	2,750		6

(*)	Guaranteed bonus, as specified in the employment contract

(**)	Discretionary bonus, awarded based on the Company’s fiscal 2000 results

(1)	Includes € 520.5 thousand in charitable contributions paid to match equal € 520.5 thousand charitable contribution by De Sole

(2)	Elected on July 15, 2002

(3)	Elected on June 20, 2001

(4)	Resigned on June 19, 2001

(5)	Resigned on November 9, 2001

      The pension plans of the members of the Management Board are administered by “Diversified Investment Advisor”. The plans qualify as a Defined Contribution Plan (401K Profit Sharing Plan) and not as a Defined Benefit Plan under the provision of “Employee Retirement Income Security Act”. Each member is eligible to participate in the plan after completing 1 year of service and must be 21 years of age or older. Participants elect the amount to contribute within the cap fixed by the competent authority. The company will contribute an amount equal to 100% of employee’s elected contribution not to exceed 3% of the employee compensation.

      The members of the Supervisory Board of Gucci Group N.V. are not entitled to future remuneration, severance payment or profit sharing.

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      Options granted to the members of the Management Board and Supervisory Board of Gucci Group N.V. are generally issued with an exercise price greater or equal to the market value of the underlying shares at the date of the grant.

      Options granted to the members of Supervisory Board of Gucci Group N.V. generally vest immediately and expire ten years from the date of issuance.

      Options granted to the members of Management Board of Gucci Group N.V. vest over a period up to five years from the date of issuance and expire ten years from that date.

      As at January 31, 2003 options issued to the members of the Management Board and Supervisory Board of Gucci Group N.V. were as follows:

	Unexercised at	Granted	Exercised	Cancelled	Unexercised
	the Beginning	During	During the	During	at the End
	of the Period	the Period	Period	the Period	of the Period

Members of the Management Board:
• Domenico De Sole	1,405,363	—	36,363	—	1,369,000
• Tom Ford	5,000,000	—	1,000,000	—	4,000,000
• Aart Cooiman	2,000	—	—	—	2,000
Members of the Supervisory Board:
• Adrian D.P. Bellamy	12,500	5,000	—	5,000	12,500
• Patricia Barbizet	7,500	5,000	—	—	12,500
• Aureliano Benedetti	15,000	5,000	2,500	5,000	12,500
• Reto Domeniconi	12,500	5,000	2,500	2,500	12,500
• Patrice Marteau	7,500	5,000	—	—	12,500
• François Henri Pinault	2,500	5,000	—	—	7,500
• Karel Vuursteen	7,500	5,000	—	—	12,500
• Serge Weinberg	7,500	5,000	—	—	12,500

Total	6,479,863	40,000	1,041,363	12,500	5,466,000

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      Unexercised options as at January 31, 2003 present characters as follows:

			Weighted
			Average
		Weighted	Remaining		Weighted
	Number	Average	Contractual	Number	Average
	Outstanding	Price(*)	Life(**)	Exercisable	Price(*)

Members of the Management Board:
• Domenico De Sole	1,369,000	74.49	72.5	1,144,000	68.88
• Tom Ford	4,000,000	95.50	88.7	2,400,000	80.08
• Aart Cooiman	2,000	58.69	76.0	2,000	58.69
Members of the Supervisory Board:
• Adrian D.P. Bellamy	12,500	84.89	102.2	12,500	84.89
• Patricia Barbizet	12,500	84.89	102.2	12,500	84.89
• Aureliano Benedetti	12,500	84.89	102.2	12,500	84.89
• Reto Domeniconi	12,500	80.69	102.2	12,500	80.69
• Patrice Marteau	12,500	84.89	102.2	12,500	84.89
• François Henri Pinault	7,500	89.04	111.7	7,500	89.04
• Karel Vuursteen	12,500	80.69	102.2	12,500	80.69
• Serge Weinberg	12,500	84.89	102.2	12,500	84.89

Total	5,466,000	90.03	N/A	3,641,000	76.65

(*)	Amounts in US Dollar

(**)	Months

      550,000 out of the total options granted to Mr. Domenico De Sole were issued with an exercise price (on average US$81.8) lower than the market value of the underlying shares at the date of the grant (US$97).

      2,000,000 out of the total options granted to Mr. Tom Ford were issued with an exercise price (on average US$82.5) lower than the market value of the underlying shares at the date of the grant (US$97).

      During 2002, no loans, significant advance payments and guarantees were granted by either the Gucci Group N.V., or any of its subsidiaries to the members of the Management Board and Supervisory Board of Gucci Group N.V.

      In Note 15 to the consolidated financial statements disclosures have been made regarding the Company’s stock option plans.

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      Amsterdam, May 30, 2003

The Management Board
D. De Sole	(Chairman)
T. Ford	(Vice Chairman)
A. Cooiman
The Supervisory Board
A. D. P. Bellamy	(Chairman, first elected on September 27, 1995)
P. Barbizet	(member, first elected on July 8, 1999)
A. Benedetti	(member, first elected on September 27, 1995)
R. F. Domeniconi	(member, first elected on June 27, 1997)
P. Marteau	(member, first elected on July 8, 1999)
F. H. Pinault	(member, first elected on June 20, 2001)
K. Vuursteen	(member, first elected on June 28, 1996)
S. Weinberg	(member, first elected on July 8, 1999)

SUPPLEMENTARY INFORMATION

Appropriation of Profit

      Article 33.4 of the Articles of Association reads as follows:

“The supervisory board shall determine what portion of the profit — the positive balance of the profit and loss accounts — shall be retained by way of reserve”.

      Article 35.1 of the Articles of Association reads as follows:

“The remaining portion of the profit after application of Article 33.4 shall be at the disposal of the supervisory board”.

Proposed Appropriation of Profit

      Subject to the approval of the accounts by the shareholders at the Annual General Meeting, the Company intends to issue a dividend from the net result for the year ended January 31, 2003 and transfer the balance to retained earnings. This proposal has not been reflected in the accompanying financial statements.

AUDITOR’S REPORT

To the Supervisory Board and

the General Meeting of Shareholders of
Gucci Group N.V.

Introduction

      We have audited the accompanying consolidated and corporate balance sheets (“the financial statements”) of Gucci Group N.V. as of January 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

Scope

      We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the United States of America and the Netherlands, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gucci Group N.V. as of January 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2003 in conformity with International Accounting Standards and accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements in Part 9, Book 2 of the Dutch Civil Code.

Additional Matters

      International Accounting Standards and accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2003, 2002 and 2001 and the determination of shareholders’ equity as of January 31, 2003 and 2002 to the extent summarized in Note 23 to the financial statements.

/s/ PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V.

Amsterdam, The Netherlands

May 30, 2003

FINANCIAL STATEMENTS AND NOTES: FISCAL YEAR ENDED JANUARY 31, 2002

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF INCOME

	2001	2000	1999

	(In thousands of US Dollars,
	except per share and share amounts)
Net revenues	2,285,005	2,258,511	1,236,146
Cost of goods sold	688,944	689,851	405,095

Gross profit	1,596,061	1,568,660	831,051
Selling, general and administrative expenses	1,240,994	1,160,261	557,857
Goodwill and trademark amortization	115,990	83,218	9,513

Operating profit	239,077	325,181	263,681
Restructuring expenses	(668)	88,668	—
Financial income, net	78,500	147,051	133,627
Other income (expenses), net	9,430	1,870	(2,612)

Income before income taxes and minority interests	327,675	385,434	394,696
Income tax expense	52,271	44,800	62,788

Net income before minority interests	275,404	340,634	331,908
Minority interests	3,002	(3,944)	(1,567)

Net income for the year	278,406	336,690	330,341

Net income per share of common stock — basic	2.78	3.37	3.55
Weighted average number of shares — basic	100,174,358	99,923,430	93,057,982
Net income per share of common stock — diluted	2.74	3.31	3.48
Weighted average number of shares and share equivalents — diluted	101,524,040	101,590,732	94,869,232

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CONSOLIDATED BALANCE SHEETS

	2001	2000

	(In thousands of US Dollars)
ASSETS
Current assets
Cash and cash equivalents	2,560,790	3,113,183
Trade receivables, net	283,979	250,740
Inventories, net	388,688	330,593
Deferred tax assets	146,453	119,596

Other current assets	245,663	207,433

Total current assets	3,625,573	4,021,545

Non-current assets
Long-term financial assets	266,004	—
Property, plant and equipment, net	597,557	474,002
Goodwill, trademarks, other intangible assets and deferred charges, net	1,851,975	1,700,574
Deferred tax assets	55,569	69,454
Other non-current assets	40,466	33,489

Total non-current assets	2,811,571	2,277,519

Total assets	6,437,144	6,299,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts and short-term loans	660,867	111,780
Trade payables and accrued expenses	403,454	446,162
Deferred tax liabilities and income tax payable	144,791	145,391
Other current liabilities	124,212	112,687

Total current liabilities	1,333,324	816,020

Non-current liabilities
Long-term financial payables	712,047	911,894
Pension liabilities and severance indemnities	41,069	37,917
Long-term tax payable and deferred tax liabilities	327,681	346,098
Other long-term liabilities	29,034	52,118
Total non-current liabilities	1,109,831	1,348,027

Total liabilities	2,443,155	2,164,047

Minority interests	56,879	22,030

Shareholders’ equity
Share capital	119,535	119,763
Contributed surplus	3,052,272	3,049,386
Retained earnings	798,119	843,577
Treasury stock, at cost	(80,213)	(107,603)
Accumulated other comprehensive income	(231,009)	(128,826)
Net result for the year	278,406	336,690

Shareholders’ equity	3,937,110	4,112,987

Total liabilities, minority interests and shareholders’ equity	6,437,144	6,299,064

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999

	(In thousands of US Dollars)
Cash flow provided by operating activities
Net result for the year	278,406	336,690	330,341
Depreciation	68,675	54,854	32,937
Amortization	129,687	95,141	18,302
Net loss (gain) on sale and write-down of non-current assets	2	(187)	(103)
Changes (net of acquisitions) in:
trade receivables, net	(21,571)	18,448	22,498
inventories, net	(71,592)	(31,855)	(14,265)
short-term deferred tax assets	(24,140)	(48,575)	(9,377)
other current assets	(48,865)	28,998	(20,683)
trade payables and accrued expenses	(30,473)	27,164	(26,985)
income tax payable	16,406	64,729	1,519
other current liabilities	(39,620)	40,495	109,576
deferred tax	(32,348)	(74,159)	13,283
other non-current assets	(7,021)	(3,426)	(12,810)
other long-term liabilities	(13,690)	(12,861)	(80,385)

Cash flow provided by operating activities	203,856	495,456	363,848

Cash flow used in investing activities
Acquisitions	(196,211)	(400,557)	(1,176,978)
Purchases of tangible assets	(219,020)	(223,965)	(88,820)
Increase in deferred charges and intangible assets	(85,589)	(58,700)	(6,908)
Proceeds from the sale of non-current assets	8,997	582	88

Cash flow used in investing activities	(491,823)	(682,640)	(1,272,618)

Cash flow (used in) provided by financing activities
Increase in share capital, net of related costs	—	—	2,906,677
Issuance (repayment) of long-term debt, net	(154,136)	774,539	123,425
Investments in long-term financial assets	(266,722)	—	—
Proceeds from the exercise of stock options and other Movements	24,826	14,636	94,246
Dividends	(378,807)	(44,989)	(23,619)

Cash flow (used in) provided by financing activities	(774,839)	744,186	3,100,729

Increase (decrease) in cash, net of short-term financial indebtedness	(1,062,806)	557,002	2,191,959
Effect of exchange rates on cash (short-term financial indebtedness), net	(31,283)	23,639	(9,177)
Cash (short-term financial indebtedness) from acquired companies, net	(7,391)	15,922	110,410
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	3,001,403	2,404,840	111,648
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	1,899,923	3,001,403	2,404,840

Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,560,790	3,113,183	2,948,340
Bank overdrafts and short-term loans	(660,867)	(111,780)	(543,500)

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2001	2000	1999

	(In thousands of US Dollars)
Cash and cash equivalents, net	1,899,923	3,001,403	2,404,840

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest expense	61,276	40,969	2,357
Income taxes	94,877	52,368	51,395
Cash flow from interest received	145,249	190,419	142,369

Assets and liabilities in the businesses acquired were as follows:
Fixed assets	14,435	39,873	169,262
Trade receivables	17,181	16,261	199,956
Inventories	6,874	56,062	88,532
Trade payables	(20,394)	(27,620)	(254,679)
Other liabilities, net	(43,683)	(15,643)	(17,457)
Cash (short-term indebtedness), net	(7,391)	15,922	110,410
Financial payables	(2,499)	(1,711)	(18,841)
Effects of changes in exchange rates	4,181	428	9,601

	(31,296)	83,572	286,784
Goodwill and trademarks, net of deferred taxes	250,380	336,269	937,577

Cost of acquisitions
Amount paid	196,211	400,557	1,176,978
Amount to be paid as at the year end	22,873	19,284	47,383

Total cost of acquisitions	219,084	419,841	1,224,361

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

						Accumulated
					Treasury	Other	Net
	Number of	Share	Contributed	Retained	Stock,	Comprehensive	Result for
	Shares	Capital	Surplus	Earnings	at Cost	Income	the Year	Total

	(In thousands of US Dollars, except number of shares)
Balance at January 31, 1999	58,510,700	74,633	106,134	388,298	(134,795)	(52,028)	194,986	577,228
Appropriation of result for 1998	—	—	—	171,367	—	—	(171,367)	—
Dividends	—	—	—	—	—	—	(23,619)	(23,619)
Shares issued to PPR	39,007,133	43,085	2,882,451	—	—	—	—	2,925,536
Shares issued for option exercise	1,884,884	1,978	76,158	—	—	—	—	78,136
Shares released from treasury for options exercise	345,741	—	1,012	—	15,098	—	—	16,110
Capital increase expenses	—	—	(18,859)	—	—	—	—	(18,859)
Other	—	—	—	(1,440)	—	—	—	(1,440)
Net income for 1999	—	—	—	—	—	—	330,341	330,341
Foreign currency adjustments (net of tax of US$1.0 million)	—	—	—	—	—	(22,032)	—	(22,032)
Comprehensive income	—	—	—	—	—	—	—	308,309

Balance at January 31, 2000	99,748,458	119,696	3,046,896	558,225	(119,697)	(74,060)	330,341	3,861,401
Appropriation of result for 1999	—	—	—	285,352	—	—	(285,352)	—
Dividends	—	—	—	—	—	—	(44,989)	(44,989)
Shares issued for option exercise	69,812	67	4,258	—	—	—	—	4,325
Shares released from treasury for options exercise	260,479	—	1,035	—	11,376	—	—	12,411
Other	16,456	—	(2,803)	—	718	—	—	(2,085)
Net income for 2000	—	—	—	—	—	—	336,690	336,690
Foreign currency adjustments (net of tax of US$(1.0) million)	—	—	—	—	—	(54,766)	—	(54,766)
Comprehensive income	—	—	—	—	—	—	—	281,924

Balance at January 31, 2001	100,095,205	119,763	3,049,386	843,577	(107,603)	(128,826)	336,690	4,112,987
Appropriation of result for 2000	—	—	—	286,498	—	—	(286,498)	—
Dividends	—	—	—	(328,615)	—	—	(50,192)	(378,807)
Shares released from treasury for options exercise	612,475	—	2,670	—	26,749	—	—	29,419
Other	14,723	(228)	216	(2,541)	641	228	—	(1,684)
Net income for 2001	—	—	—	—	—	—	278,406	278,406
Other comprehensive income:
Hedging reserve:
• Opening	—	—	—	(800)		8,083		7,283
• Movements	—	—	—	—	—	(15,071)	—	(15,071)
• Fair value reserve	—	—	—	—	—	(2,127)	—	(2,127)
• Foreign currency adjustments (net of tax of US$1.2 million)	—	—	—	—	—	(93,296)	—	(93,296)
Total other comprehensive income	—	—	—	(800)	—	(102,411)	—	(103,211)
Comprehensive income	—	—	—	—	—	—	—	175,195

Balance at January 31, 2002	100,722,403	119,535	3,052,272	798,119	(80,213)	(231,009)	278,406	3,937,110

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Activities of the Group

      Gucci Group is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major market throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2) Acquisitions

      In February 2001, the Group acquired 66.7% of Bottega Veneta B.V. (“Bottega Veneta”) through both a capital increase and the purchase of shares from the shareholders. In July 2001, the Group acquired an additional 11.8% of the share capital of Bottega Veneta, raising its interest in Bottega Veneta to 78.5%. Bottega Veneta manufactures and sells luxury leather products, shoes and accessories.

      In April 2001, the Group acquired 50% of the shares of Stella McCartney Ltd which will develop, produce and sell ready-to-wear and accessories, designed by Stella McCartney and bearing the Stella McCartney brand. The Group has the right to nominate 50% of the members of the Board including the President who has a casting vote in the event of any deadlock. Accordingly, Stella McCartney Ltd is consolidated on a line-by-line basis.

      In July 2001, the Group acquired 51% of Birdswan Ltd which will develop, produce and sell ready-to-wear and accessories designed by Alexander McQueen and bearing the Alexander McQueen brand.

      In July 2001, the Group acquired 91% of Balenciaga S.A. (“Balenciaga”). Balenciaga sells luxury women’s ready-to-wear and leather accessories under the Balenciaga brand.

      In 2001 the Group made other smaller acquisitions including franchisees in Spain, Australia and Japan, the Swiss watch design and manufacturing company Di Modolo Associates S.A., as well as several Italian shoe and leather production facilities.

      The total cost of all acquisitions during the year, including professional fees and ancillary costs, was approximately US$219.1 million.

      In May 2000, the Group acquired a 65% interest in a joint venture with FJ Benjamin Holdings Ltd., for the exclusive distribution of Gucci, Yves Saint Laurent and Sergio Rossi products in Singapore, Malaysia and Australia.

      In June 2000, the Group acquired 100% of Boucheron International Sarl, the holding company of the Boucheron Group (“Boucheron”). Boucheron manufactures and distributes perfumes, jewelry and watches under the Boucheron trademark.

      In October 2000, the Group acquired the business unit Zamasport Servizi (“Zama”), responsible for managing the production and distribution of Gucci branded women’s ready-to-wear, from the Zamasport Group, which until the acquisition had been the Gucci Division’s women’s ready-to-wear licensee.

      In December 2000, the Group acquired 85% of Bédat Group Holding S.A. the holding company of the Bédat Group (“Bédat”). Bédat manufactures and distributes watches under its trademark.

      During 2000, the Group made other smaller acquisitions.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2000, the total price of all acquisitions during the year, including professional fees and ancillary costs, was approximately US$419.8 million.

      The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets (including trademarks) and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amount of US$213.4 million, as of January 31 2002, has been recorded as goodwill, which will be amortized in periods up to 20 years.

(3) Summary of Significant Accounting Policies

      The Group’s accounting policies comply with standards set forth by the International Accounting Standards Board (IASB). The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of Preparation

      The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

Principles of Consolidation

      The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group’s share of equity.

      In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net result and net assets attributable to the interest owned by third parties.

      All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

      The balance sheets of subsidiaries denominated in foreign currencies are translated into US Dollars using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders’ equity using exchange rates at the close of the period or on the date of acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders’ equity.

      Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash and Cash Equivalents

      The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and Payables

      Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in a separate component of shareholder’ equity (“Foreign currency adjustments” see Note 15).

Inventories

      Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail cost methods for retail inventories and average cost method for production and wholesale inventories.

Property, Plant and Equipment

      Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease. The applicable depreciation rates are as follows:

Buildings	2% - 6%
Plant and production equipment	7% - 18%
Furniture and fixtures	10% - 20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10% - 22%

      Land is not depreciated.

      When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

Leases

      Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, Trademarks, Other Intangible Assets and Deferred Charges

      Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired business at the date of acquisition and is expensed over its estimated useful life using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

      Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

      The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

Impairment of Long-lived Assets

      Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined using discounted net future cash flows expected to be generated by the asset.

Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

      The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Stock Options

      Stock options are generally granted to employees and directors at exercise prices equal to or greater than the market price at the time of grant.

      Upon grant no effects of such options are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders’ equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the average value of treasury shares is recorded as a change in contributed surplus.

      In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group’s common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Income Taxes

      The provision for current income taxes is based on estimated taxable income. Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net Income Per Share

      Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Recognition of Revenues

      Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues.

Store Opening/Closing Costs

      Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rent paid during the construction period which is capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to income.

Shipping & Handling Costs

      Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication Expenses

      Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative Advertising Programs

      Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring Expenses

      Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain amounts in the 1999 and 2000 financial statements have been reclassified to conform with the 2001 presentation.

Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional Information

      The companies included in the consolidated financial statements at January 31, 2002 are listed in Note 27.

      The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each company at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

      Fiscal years of the Group ended on January 31, 2000, 2001 and 2002.

      All references to “financial statements” in these notes are to the “consolidated” financial statements for all periods, unless otherwise indicated.

      Amounts included in the financial statements and notes are stated in thousands of United States Dollars except percentages and net income per share and share amounts and where otherwise noted.

      All references to the “Group” or the “Company” relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4) Change in Accounting Principles

      The Company adopted IAS 39 — “Financial instruments: recognition and measurement” on February 1, 2001. In accordance with IAS 39 the comparative financial statements for the period ended January 31, 2001 were not restated.

      In accordance with IAS 39 the following accounting principles have been implemented.

Derivative Financial Instruments

      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities (“Fair value hedge”) or as a hedge of forecasted transactions (“Cash flow hedge”). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, “Hedging reserve”. Amounts deferred in the Hedging reserve and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction in foreign currencies is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income. At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

      All outstanding derivatives at January 31, 2002 qualified for hedge accounting.

      The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

Long-term Financial Assets

      The Company owns financial assets which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as “Available-for-sale”.

      All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, “Fair value reserve”, until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

      The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

      On February 1, 2001 the Group did not hold any long-term financial assets.

(5)	Segment Information

      The Group has five operating segments: Gucci Division (excluding Gucci Timepieces), Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent, which is reported as a separate segment for the first time in 2001 (prior year segment information has been adjusted accordingly), includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent parfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci and Boucheron brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

      The following table presents information about the Company by segment of activity:

	2001	2000	1999

Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,335,229	1,293,855	987,475
Revenues from other segments	26,233	26,297	23,052
Total revenues	1,361,462	1,320,152	1,010,527
Operating profit before goodwill amortization	407,771	326,434	217,910
Goodwill amortization	23,671	8,751	1,047
Operating profit after goodwill amortization	384,100	317,683	216,863
Depreciation	47,313	42,063	36,914
Assets	888,444	719,112	590,518
Liabilities	197,898	240,644	180,953
Capital expenditures	179,773	148,848	86,720

Gucci Group Watches(1)
Revenues from external customers
Gucci	178,135	197,967	199,493
Other Brands	26,914	9,692	—
Total revenues from external customers	205,049	207,659	199,493
Revenues from other segments	17,815	18,116	13,073
Total revenues	222,864	225,775	212,566
Operating profit before goodwill and trademark amortization	52,200	78,867	75,558
Goodwill and trademark amortization	10,575	5,999	5,763
Operating profit after goodwill and trademark amortization	41,625	72,868	69,795
Depreciation	3,562	1,914	1,329
Assets	332,003	312,607	184,486
Liabilities	46,905	46,986	29,778
Capital expenditures	7,547	19,724	3,693

Yves Saint Laurent
Revenues from external customers	90,019	96,782	7,578
Revenues from other segments	83	200	—
Total revenues	90,102	96,982	7,578
Operating (loss) before goodwill and trademark amortization	(68,035)	(15,650)	(237)
Goodwill and trademark amortization	19,866	18,794	654
Operating (loss) after goodwill and trademark amortization	(87,901)	(34,444)	(891)
Depreciation	7,211	5,334	73
Assets	449,588	493,375	494,912
Liabilities	101,055	113,885	82,331
Capital expenditures	40,301	15,714	—

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

YSL Beauté
Revenues from external customers	460,081	535,346	31,661
Revenues from other segments	1,805	715	58
Total revenues	461,886	536,061	31,719
Operating profit (loss) before goodwill and trademark amortization	30,199	43,063	(3,506)
Goodwill and trademark amortization	34,033	37,199	1,588
Operating profit (loss) after goodwill and trademark amortization	(3,834)	5,864	(5,094)
Depreciation	13,253	10,707	615
Assets	925,632	974,175	1,181,564
Liabilities	172,571	219,138	223,485
Capital expenditures	18,371	13,188	2,863

Other Operations(2)
Revenues from external customers	194,627	124,869	9,939
Revenues from other segments	4,907	1,603	—
Total revenues	199,534	126,472	9,939
Operating profit (loss) before goodwill and trademark amortization	(33,211)	12,970	410
Goodwill and trademark amortization	27,845	12,475	461
Operating profit (loss) after goodwill and trademark amortization	(61,056)	495	(51)
Depreciation	6,983	3,614	519
Assets	776,331	431,992	96,814
Liabilities	88,077	59,952	17,997
Capital expenditures	43,495	4,428	290

Corporate
Operating costs	(31,692)	(35,784)	(13,005)
Depreciation	4,050	3,145	2,276
Assets	213,382	195,554	218,176
Liabilities	271,458	205,442	246,555
Capital expenditures	15,122	80,763	2,162

Elimination
Revenues from other segments	(50,843)	(46,931)	(36,183)
Operating profit before goodwill and trademark amortization	(2,165)	(1,501)	(3,936)
Operating profit after goodwill and trademark amortization	(2,165)	(1,501)	(3,936)
Assets	(200,645)	(137,508)	(268,233)
Liabilities	(280,194)	(237,163)	(247,816)

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

Consolidated
Revenues from external customers	2,285,005	2,258,511	1,236,146
Operating profit before goodwill and trademark amortization	355,067	408,399	273,194
Goodwill and trademark amortization	115,990	83,218	9,513
Operating profit after goodwill and trademark amortization	239,077	325,181	263,681
Depreciation	82,372	66,777	41,726
Segment assets	3,384,735	2,989,307	2,498,237
Unallocated assets	3,052,409	3,309,757	3,053,460
Consolidated total assets	6,437,144	6,299,064	5,551,697
Segment liabilities	597,770	648,884	533,283
Unallocated liabilities	1,845,385	1,515,163	1,151,537
Consolidated total liabilities	2,443,155	2,164,047	1,684,820
Capital expenditures	304,609	282,665	95,728

(1)	The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(2)	The Other Operations segment includes revenues from operations which individually are not material to the Group.

      As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

      The following table presents information about the Company by geographic area:

	2001	2000	1999

United States
Revenues from external customers	483,540	537,451	344,315
Assets	390,783	291,702	198,526
Capital expenditures	73,409	68,628	37,786

Italy
Revenues from external customers	300,714	283,563	159,237
Assets	813,720	584,602	397,266
Capital expenditures	74,530	111,279	22,135

France
Revenues from external customers	210,934	205,669	31,347
Assets	1,782,503	1,783,621	1,683,782
Capital expenditures	33,413	21,410	7,311

Rest of Europe
Revenues from external customers	415,778	403,565	184,033
Assets	769,202	566,404	269,690
Capital expenditures	89,181	52,831	9,942

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

Japan
Revenues from external customers	462,497	399,093	257,156
Assets	180,721	151,014	129,873
Capital expenditures	20,180	9,858	16,949

Rest of Asia
Revenues from external customers	294,018	295,474	220,384
Assets	108,378	108,653	61,475
Capital expenditures	13,767	18,606	1,581

Rest of world
Revenues from external customers	117,524	133,696	39,674
Assets	7,577	7,982	3,459
Capital expenditures	129	53	24
Elimination
Assets	(668,149)	(504,671)	(245,834)

Consolidated
Revenues from external customers	2,285,005	2,258,511	1,236,146
Segment assets	3,384,735	2,989,307	2,498,237
Unallocated assets	3,052,409	3,309,757	3,053,460
Consolidated total assets	6,437,144	6,299,064	5,551,697
Capital expenditures	304,609	282,665	95,728

      Assets in France and in Italy include US$1,255.8 million and US$218.8 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

      Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

      Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

(6) Inventories, Net

      Inventories, net of allowances for excess and obsolete items, at January 31, 2002 and 2001 consisted of the following:

	2001	2000

Finished goods	285,248	241,069
Work in progress	24,860	17,628
Raw materials	78,580	71,896

Inventories, net	388,688	330,593

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7) Other Current Assets

      Other current assets at January 31, 2002 and 2001 consisted of the following:

	2001	2000

VAT & other taxes	110,642	95,443
Prepaid expenses	64,693	40,786
Hedge transactions	2,746	24,153
Prepaid tax	22,353	5,225
Other	45,229	41,826

Other current assets	245,663	207,433

(8) Property, Plant and Equipment, Net

      Property, plant and equipment, net, at January 31, 2002 and 2001 consisted of the following:

	2001	2000

Land	114,303	75,166
Buildings	137,344	124,293
Plant and production equipments	57,164	57,365
Furniture and fixtures	82,982	72,096
Leasehold improvements	225,444	174,065
Electronic office machines	44,255	34,891
Construction in progress	44,884	41,063
Other	22,830	14,005

Property, plant and equipment, gross	729,206	592,944
Accumulated depreciation	(131,649)	(118,942)
Property, plant and equipment, net	597,557	474,002

      The movements in property, plant and equipment were as follows:

	2001	2000

Cost
Opening balance	592,944	409,787
Additions	219,020	223,965
Acquisitions	11,441	14,069
Disposals	(56,697)	(34,713)
Currency translation	(37,502)	(20,164)

Closing balance	729,206	592,944

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Accumulated depreciation
Opening balance	118,942	94,882
Charge for the year	68,675	54,854
Disposals	(49,131)	(27,721)
Currency translation	(6,837)	(3,073)

Closing balance	131,649	118,942

      Additions to land, buildings and construction in progress include leasehold and property improvements as well as furniture and fixtures amounting to US$99.2 million for new stores and store refurbishments and expansions as well as US$46.4 million paid for the purchase of two retail properties in London and Venice.

(9)	Goodwill, Trademarks, Other Intangible Assets and Deferred Charges, Net

      Trademarks and accumulated amortization at January 31, 2002 and 2001 consisted of the following:

	2001			2000

		Accumulated
	Gross	Amortization	Net	Net

Yves Saint Laurent	812,915	83,997	728,918	795,460
Other brands	331,024	30,822	300,202	283,550

Total trademarks	1,143,939	114,819	1,029,120	1,079,010

      The movements in trademarks were as follows:

	2001	2000

Cost
Opening balance	1,135,989	1,066,014
Acquisitions	53,336	149,217
Currency translation	(45,386)	(79,242)

Closing balance	1,143,939	1,135,989

Accumulated amortization
Opening balance	56,979	2,267
Charge for the year	57,520	55,371
Currency translation	320	(659)

Closing balance	114,819	56,979

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in goodwill were as follows:

	2001	2000

Cost
Opening balance	554,857	394,900
Acquisitions	213,382	240,716
Adjustments to prior year value	(3,188)	(61,924)
Currency translation	(21,168)	(18,835)

Closing balance	743,883	554,857

Accumulated amortization
Opening balance	43,534	14,751
Charge for the year	58,470	27,847
Currency translation	(7,576)	936

Closing balance	94,428	43,534

      Adjustments to prior year value include the final allocation of the purchase price of prior year acquisitions (Boucheron and Bédat) to identified assets and liabilities of the acquired companies for which information was not available on the date of the acquisitions, as well as minor adjustments to the price of certain prior year acquisitions.

      Other intangible assets consisted of the following:

	2001	2000

Store lease acquisitions	104,520	42,478
Software	32,819	25,236
Licenses repurchased	44,418	43,353
Other	34,105	26,442
Intangible assets, gross	215,862	137,509
Accumulated amortization	(42,462)	(27,268)

Intangible assets, net	173,400	110,241

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in other intangible assets were as follows:

	2001	2000

Cost
Opening balance	137,509	72,108
Additions	85,589	58,700
Acquisitions	2,505	1,987
Disposals	(2,932)	(6,204)
Reclassifications	265	18,075
Currency translation	(7,074)	(7,157)

Closing balance	215,862	137,509

Accumulated amortization
Opening balance	27,268	18,763
Charge for the year	13,697	11,923
Disposals	(1,474)	(2,980)
Currency translation	2,971	(438)

Closing balance	42,462	27,268

(10)	Long-term Financial Assets

      Long-term financial assets on January 31, 2002 consisted of the following bonds:

	S&P			Fair Value		Expiration
	Rating	Nominal Value*		US$	Yield	Date

KFW International Finance	AAA	US$	245,000	243,089	3.73%	24/01/2005
Dexia Municipal Agency	AAA		€ 27,175	22,915	4.25%	12/01/2007
				266,004

*	In thousands

      At the beginning of the year the Company did not hold material long-term financial assets.

      The KFW International Finance bond is pledged as security for a US$230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 15). The Company intends to hold this investment until its maturity, but in the future may choose to use other financial assets as security for the letter of credit.

      The Dexia Municipal Agency bond is held in connection with a Euro 135 million loan repayable in 2006. Under the terms of the loan, the Company is permitted to substitute the bond with another one of similar quality and characteristics.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11) Bank Overdrafts and Short-Term Loans

      Bank overdrafts and short-term loans at January 31, 2002 and 2001 consisted of the following:

	January 31, 2002			January 31, 2001

	Nominal		Weighted	Nominal		Weighted
	Currency	Amount	Average	Currency	Amount	Average
Currency	Value*	in US$	Interest Rate	Value*	in US$	Interest Rate

US Dollars	58,000	58,000	2.10%	33,000	33,000	5.76%
Euro	256,986	221,959	3.61%	62,512	58,092	4.99%
Japanese Yen	25,966,000	195,475	0.29%	—	—	—
Swiss Franc	132,000	77,306	2.05%	—	—	—
Other		108,127			20,688

Total		660,867	2.06%		111,780	5.27%

*	In thousands

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

Credit Lines

      On July 21, 2000 the Group signed a syndicated loan, which includes certain financial covenants all of which are satisfied on January 31, 2002 and which provides for two multi-currency revolving credit facilities of Euro 333 million and Euro 667 million, respectively. Terms and conditions of these facilities are summarized as follows:

	Expiration Date	Interest Rate Per Annum	Commitment Fee Per Annum

Facility A	20/07/2001	Libor + 0.25%	0.0833% on the undrawn portion
Facility B	21/07/2005	Libor + 0.275% in year 1 - 3	0.1375% on the undrawn portion
		Libor + 0.30% in year 4 - 5	0.15% on the undrawn portion

      Under the agreement the Company had the option to extend the original expiration date of Facility A on July 20, 2001, for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. On July 19, 2001 the option was exercised. At January 31, 2002 the outstanding loan amounted to US$287.6 million, bearing interest at Libor plus 0.275% per annum. It is classified as a short-term loan expiring on July 19, 2002.

      At January 31, 2002, US$352.1 million was drawn against Facility B (US$569.2 million as at January 31, 2001). As the Company intends to renew this loan periodically, it has been classified as a long-term financial payable.

      At January 31, 2002 the Group had additional available lines of credit, which were not firm commitments, totaling US$457.7 million (US$298.4 million as at January 31, 2001).

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12) Income Taxes

      Income tax expense for 2001, 2000 and 1999 was as follows:

	2001	2000	1999

Current	121,285	139,470	56,137
Deferred	(69,014)	(94,670)	6,651

Income tax expense	52,271	44,800	62,788

      The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2001	2000	1999

Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(14.7)%	(18.1)%	(10.2)%
Effect of different statutory rates applicable to operating subsidiaries	(10.7)%	(7.0)%	(11.7)%
Effect of tax rate changes in France and Italy	—	(4.4)%	—
Non-deductible expenses	6.8%	5.2%	3.7%
Benefit on exercise of stock options	(0.1)%	(0.9)%	(0.7)%
Benefit from tax losses brought forward	—	—	(0.9)%
Other	(0.3)%	1.8%	0.7%

Effective tax rate	16.0%	11.6%	15.9%

      Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2002 and 2001 were related to the following items:

	2001		2000

	Assets	Liabilities	Assets	Liabilities

Inventory	73,116	—	62,182	—
Intangible assets	28,454	290,678	41,920	325,095
Tangible assets	—	11,901	—	10,101
Net operating loss carry-forwards	60,318	—	38,714	—
Accrued compensation expenses	9,076	—	13,969	—
Accrued restructuring expenses	2,468	—	10,953	—
Depreciation and amortization	3,361	9,960	6,955	8,098
Accrued expenses	10,709	—	5,184	—
Non income taxes	6,328	—	2,840	—
Other	8,192	1,243	6,333	2,223

Deferred tax balances	202,022	313,782	189,050	345,517

      The total deferred tax balance for net operating loss carry-forwards amounts to US$88,822 thousand (US$63,282 thousand in 2000) against which a valuation allowance of US$28,504 thousand (US$24,568 thousand in 2000) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At January 31, 2002, the Group net operating loss carry-forwards expire as follows:

2003	15,389
2004	706
2005	22,389
2006	101,789
2007 and beyond	61,067
Without expiration	46,891

Total	248,231

(13) Long-Term Financial Payables

      Long-term financial payables at January 31, 2002 and 2001 consisted of the following:

	Floating Rate					Fixed Rate		Total

	Euro	CHF	US$	GBP	Yen	Euro	Yen	2002	2001

Due in fiscal year:
2002	—	—	—	—	—	—	—	—	278,399
2003	—	1,344	—	1,553	17,812	681	2,499	23,889	652
2004	—	1,344	—	1,553	55,467	724	43,904	102,992	43,768
2005	107,099	1,344	245,000	1,553	5,270	771	2,499	363,536	569,956
2006	116,599	466	—	1,553	31,618	820	25,084	176,140	15,071
Beyond 2006	—	5,927	—	14,751	—	14,916	5,059	40,653	—

Other								4,837	4,048
Total	223,698	10,425	245,000	20,963	110,167	17,912	79,045	712,047	911,894

Weighted average interest rate	3.19%	2.24%	2.16%	5.06%	0.45%	6.40%	1.09%	2.29%	4.79%

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

      The carrying value of long-term liabilities approximates fair value.

(14) Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities at January 31, 2002 and 2001 consisted of the following:

	2001	2000

Staff leaving indemnities	35,476	34,325
Deferred compensation	3,160	2,027
Other	2,433	1,565

Pension liabilities and severance indemnities	41,069	37,917

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pension liabilities and severance indemnities at January 31, 2002 and 2001 relate to employees in the following countries:

	2001	2000

Italy	17,004	13,783
France	17,264	17,720
Other	6,801	6,414

Pension liabilities and severance indemnities	41,069	37,917

      In Italy staff leaving indemnity is paid to all employees on termination of their employment.

      Each year, the Group accrues for each employee an amount partly based on the employee’s remuneration and partly based on the revaluation of the amounts previously accrued.

      The indemnity is an unfunded, but fully provided, liability.

      In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2001	2000

Discount rate	5.8%	6.0%
Projected future remuneration increases	3.8%	3.0%
Projected future employee turnover	2 - 7%	2 - 7%

      The movements in pension liabilities and severance indemnities were as follows:

	2001	2000

Opening balance	37,917	38,452
Accruals for the year	6,662	5,596
Acquisitions	1,653	1,080
Payments	(2,304)	(5,415)
Currency translation	(2,859)	(1,796)

Closing balance	41,069	37,917

(15) Shareholders’ Equity

Share Capital

      As of January 31, 2002 and 2001 the authorized share capital of Gucci Group N.V. amounts to € 226.5 million and is divided into 224,215,247 shares each with a par value of € 1.01, of which 102,627,703 were issued. 1,905,300 and 2,532,498 of these shares were held in treasury by the Company on January 31, 2002 and 2001, respectively.

Dividends

      On May 8, 2001 the Supervisory Board approved a dividend of US$0.50 per share. Following approval of the Annual Accounts by Shareholders at the Annual General Meeting on June 20, 2001, the Company paid a dividend from the result of the year 2000 of US$0.50 per share. In 2000 the dividend distributed was US$0.45 per share.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On December 14, 2001, pursuant to the Settlement Agreement signed by the Group, PPR and LVMH (see Strategic Alliance, below), the Company paid a special cash dividend of US$7.00 per Common Share to all shareholders except PPR, which waived its right to receive the special dividend.

     Strategic Alliance

      In January 1999, LVMH — Moët Hennessy Louis Vuitton (“LVMH”) made an uninvited acquisition of 34.4% of the Common Shares of the Company (20,154,985 shares). In February 1999, the Company issued 20,154,985 shares to an Employee Stock Ownership Plan (“ESOP”) (see Employee Stock Ownership Plan, below). Following litigation with respect to the ESOP (see Employee Stock Ownership Plan, below), on March 19, 1999, the Company entered into a Strategic Investment Agreement (“SIA”) with Pinault Printemps Redoute S.A. (“PPR”) pursuant to which the Company issued 39,007,133 shares to Societé Civile de Gestion Financière Marothi (“Marothi”), a wholly owned subsidiary of PPR in exchange for approximately US$3 billion. LVMH challenged the strategic alliance in court in The Netherlands. On September 10, 2001, the Company, PPR and LVMH entered into a comprehensive settlement of the legal actions pending on that date.

      The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company’s then outstanding share capital, from LVMH at a price of US$94 per Common Share.

      Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

      Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$101.50 (the “Offer Price”) per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the “Offer Period”). If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

      LVMH and the Company (but no other third parties) would have the right to seek monetary dam-ages and/or specific performance from PPR if it fails to honor its obligations under the Settlement Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

      Under a simultaneously executed Amended and Restated Strategic Investment Agreement (“Restated SIA”) among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR’s share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company’s shareholders by the Independent Directors.

     Net Income Per Share

      The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the year”.

      Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	January 31,	January 31,
	2002	2001

Denominator in calculating basic net income per share	100,174,358	99,923,430
Add: In the money options outstanding	5,118,230	5,349,767
Less: Treasury shares*	3,768,548	3,682,465
Denominator in calculating diluted net income per share	101,524,040	101,590,732

*	Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

      2,764,800 options to purchase shares of common stock with an average strike price of US$110.43 exceeding the share price of US$86.00 on January 31, 2002 were outstanding as at January 31, 2002 (2,547,500 as at January 31, 2001). They were not included in the computation of diluted net income per share because their inclusion in the calculation would have been anti-dilutive.

     Hedging Reserve

      As a result of adopting IAS 39 on February 1, 2001 a gain, net of deferred income tax, of US$8.1 million was recorded in the equity account Hedging reserve. This amount was the fair value at that date of derivatives designated as Cash flow hedges of future transactions in currencies other than the US Dollar.

      During the period the movements of the Hedging reserve were as follows:

Fair value upon adoption of IAS 39 on February 1, 2001 on Cash flow hedge	8,083
Net gain on hedges related to transactions completed during the period February 1, 2001 — January 31, 2002	(11,456)
Changes during the year of the fair value of Cash flow hedges outstanding as at January 31, 2002	(3,615)

Balance at January 31, 2002	(6,988)

     Fair Value Reserve

      During the period the movements of the Fair value reserve were as follows:

Fair value upon adoption of IAS 39 on February 1, 2001 on available-for-sale investments — Change in fair value of available-for-sale investments	(2,127)

Balance at January 31, 2002	(2,127)

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Foreign Currency Adjustments

      Movements in foreign currency adjustments account in 2001 and 2000 were as follows:

	2001	2000

Opening balance	(128,826)	(74,060)
Translation of opening net equity and consolidation adjustments	(64,121)	(39,395)
Translation of newly acquired companies	(4,188)	(6,470)
Translation of result for the period	(9,459)	(2,151)
Translation of long-term inter-company accounts receivable	(15,528)	(6,750)
Movement of the period	(93,296)	(54,766)

Closing balance	(222,122)	(128,826)

     Employee Stock Ownership Plan

      On February 18, 1999, pursuant to a newly adopted Employee Stock Ownership Plan (“ESOP”), the Company issued 20,154,985 new shares (the “Shares”) to Gucci Holdings B.V., a company owned by a Dutch foundation, for the benefit of the Company’s employees, in exchange for a Note and subject to the right of the Company to repurchase the Shares in exchange for the cancellation of the Note and payment of certain benefits to employees. On May 27, 1999, the Enterprise Chamber of the Amsterdam Court of Appeals cancelled the resolution issuing the Shares. Notwithstanding the cancellation of the ESOP, in March 2000, the Company adopted a program to award the beneficiaries of the ESOP shares or cash equal to approximately € 5.7 million that they would have received had the ESOP continued to its expiration date, February 18, 2003.

      Because of the Enterprise Chamber’s cancellation order, the Shares were not reflected in the financial statements for the year ended January 31, 2000. On September 27, 2000, the Supreme Court of the Netherlands vacated the decision of the Enterprise Chamber, with the result that the ESOP was reestablished. On November 8, 2000, the Company and the Dutch foundation agreed to terminate the ESOP and on November 10, 2000, Gucci Group N.V. purchased Gucci Holdings B.V., and thus the Shares for a consideration of one (1) guilder, plus further assurances that the affected employees would receive newly issued shares of the Company in lieu of the entire economic benefits that they would have received had the ESOP run its full term. The Company expects to issue in total approximately 44,000 shares in fulfillment of its commitment to the employees. The issuance of these shares will have no material impact on the Company’s net income or shareholders’ equity. Gucci Holdings B.V. was merged into the Company and, on December 20, 2001, pursuant to the direction of the shareholders at the Annual General Meeting, the shares were cancelled. The 20,154,985 shares were not reflected in the financial statements for the period ended January 31, 2001.

(16) Stock Option Plan

      Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. Such options will generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

      During December 2001 the Company paid a US$7.00 special dividend to all shareholders, except PPR, pursuant to the settlement of outstanding litigation between the Group, PPR, and LVMH (see Note 15). In order to implement an equitable treatment for the benefit of the participants in the Company’s stock option plan, the Supervisory Board approved a one-time extraordinary reduction of

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US$7.00 in the exercise price of each option granted prior to September 10, 2001 under the Company’s stock option plan. In fiscal 2001 no share option lapsed.

      The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of the year	9,381,049	83.67	3,448,057	53.77	4,788,787	44.00
Granted	1,044,900	85.43	6,267,800	98.37	971,900	76.04
Exercised	612,475	39.63	330,291	50.67	2,230,625	42.25
Cancelled	181,671	72.35	4,517	62.22	82,005	60.18

Outstanding at the end of the year	9,631,803	79.36	9,381,049	83.67	3,448,057	53.77

Exercisable at the end of the year	4,256,263	62.08	3,109,836	57.26	1,758,895	44.96
Total granted options, net of cancelled as at the year end	14,639,047	N/A	13,775,818	N/A	7,512,535	N/A
Available for grant at the end of the year based on Shareholders’ authorization	1,375,397	N/A	738,626	N/A	1,001,909	N/A

      Additional information regarding options at January 31, 2002, was as follows:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
	Number	Remaining Contractual	Average	Number	Average
Range of Exercise Price	Outstanding	Life (months)	Exercise Price	Exercisable	Exercise Price

15.000	50,295	45.0	15.000	50,295	15.000
22.000 - 39.938	816,037	72.5	36.092	705,217	36.222
40.625 - 59.625	1,084,060	76.7	47.855	798,580	44.800
62.500 - 70.910	1,369,461	99.9	67.862	1,354,461	67.828
71.685 - 79.900	1,406,975	104.3	76.558	234,000	74.911
80.750 - 95.042	2,444,975	100.8	83.099	1,109,710	83.172
103.000 - 128.000	2,460,000	101.0	113.202	4,000	112.688

Total	9,631,803	N/A	79.361	4,256,263	62.079

(17)	Net Revenues

      Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Royalties related to the following trademarks:

	2001	2000	1999

Gucci	45,818	40,234	29,236
Yves Saint Laurent	19,089	32,716	4,477
Other	3,218	83	—

Total	68,125	73,033	33,713

(18)	Selling, General and Administrative Expenses

      Selling, general and administrative expenses in 2001, 2000, and 1999 were as follows:

	2001	2000	1999

Store	385,222	336,263	242,623
General and administrative	359,868	348,608	167,053
Communication	258,912	242,255	94,546
Selling	141,895	145,038	31,431
Shipping & Handling	54,724	51,526	18,552
Marketing & Promotions	25,352	18,238	1,916
Royalties expense	7,863	11,238	1,133
Research & Development	7,158	7,095	603

Selling, general and administrative expenses	1,240,994	1,160,261	557,857

(19)	Financial Income, Net

      Financial income, net, in 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999

Interest income	134,288	199,002	160,085
Interest (expense)	(56,809)	(46,943)	(22,453)
Financial income (expense) from hedging transactions	801	(5,399)	(3,059)
Other	220	391	(946)

Financial income, net	78,500	147,051	133,627

(20)	Restructuring Expenses

      Restructuring expenses of approximately US$7.5 million in 2001 were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL Beauté provided in 2000.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(21)	Commitments and Contingencies

     Leases

      Annual future minimum fixed rental payments under non-cancellable operating leases as of January 31, 2002, were as follows:

Fiscal Year	Store	Other	Total

2002	62,828	20,864	83,692
2003	59,567	19,257	78,824
2004	51,819	16,718	68,537
2005	45,848	15,328	61,176
2006	39,947	14,107	54,054
Thereafter	162,306	33,238	195,544

Total	422,315	119,512	541,827

      In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

      Total store rent expense for 2001, 2000 and 1999 was as follows:

	2001	2000	1999

Fixed rent	65,166	50,430	39,173
Variable rent	88,485	80,692	64,561

Total store rent	153,651	131,122	103,734

     Supply Contracts

      Unrelated subcontractors assemble the Group’s leather goods. In order to ensure the avail-ability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to three years. The total amount of the future commitments related to these agreements at January 31, 2002, was as follows:

Fiscal Year

2002	31,691
2003	21,337
2004	19,070

Total	72,098

     Hedging Contracts

      During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

      As disclosed in Note 26, the Company will change its reporting currency to the Euro starting on February 1, 2002. Consequently, as of January 31, 2002 the Company entered into derivative contracts to hedge its exposure to future cash flows in US Dollars, while it no longer holds any outstanding hedge against the Euro.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The notional values of the contracts outstanding at January 31, 2002 and January 31, 2001 were the following:

	Forward	Combination Options	Total

2001
US Dollars	161,942	231,748	393,690
Japanese Yen	159,255	335,586	494,841
English Pound	56,380	—	56,380
Hong Kong Dollars	46,392	—	46,392
Korean Won	15,428	—	15,428

Total	439,397	567,334	1,006,731

2000
Euro	401,071	171,410	572,481
English Pound	8,094	—	8,094
Japanese Yen	85,539	166,483	252,022

Total	494,704	337,893	832,597

      Subsidiaries of the Group entered into forward contracts in relation to trade accounts receivable and financial receivables, denominated in the currencies indicated below.

      The contracts outstanding at January 31, 2002 and January 31, 2001 were as follows:

Currencies	2001	2000

Euro	—	138,907
US Dollar	341,799	—
Japanese Yen	147,756	32,613
Swiss Franc	125,304	—
English Pound	29,341	15,910
Other currencies	17,299	53,693

Total	661,499	241,123

      All contracts mature at various dates from February 2002 to December 2004.

      All contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Litigation

      As of January 31, 2002, the Group’s management and legal advisors consider that the minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Group.

Letter of Credit

      In addition to the other protections under the Settlement Agreement (see Note 15), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$245 million bond issued by KFW International Finance as disclosed in Note 10.

Commitment to Minority Shareholders

      Certain minority shareholders of the Group’s companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related.

(22)	Additional Disclosures

Employee Remuneration

      Remuneration in 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999

Salaries and wages	402,152	358,352	171,038
Social contributions	63,197	68,959	21,163
Pension and severance indemnities	9,319	7,807	4,962

Total remuneration	474,668	435,118	197,163

Number of Employees

      The average number of employees during 2001, 2000 and 1999 was as follows:

	2001	2000	1999

Managers	916	833	337
White-collar staff	6,016	4,909	2,600
Blue-collar staff	2,957	3,150	571

Total average number of employees	9,889	8,892	3,508

      The number of employees at January 31, 2002 and 2001 consisted of the following:

	2001	2000

Managers	922	900
White-collar staff (without temporary staff)	6,219	5,486
Blue-collar staff	2,793	2,837

Total number of employees at year-end	9,934	9,223

Directors’ Emoluments

      The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2001, 2000 and 1999 amounting to US$5.3 million, US$4.7 million and US$3.4 million, respectively.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Related Party Transactions

      In 2001 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers as well as the rental of stores and showroom space from minority shareholders. These transactions represented less than 0.2% of consolidated revenues and 0.1% of consolidated operating expenses, respectively.

(23)	Quarterly Information (Unaudited)

      The following table shows financial results by quarter:

	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full Year

2001
Net revenues	559,727	534,514	566,155	624,609	2,285,005
Gross profit	379,021	386,201	391,828	439,011	1,596,061
Operating profit	43,467	63,056	48,874	83,680	239,077
Net income	55,856	82,972	56,282	83,296	278,406
Net income per share — basic	0.56	0.83	0.56	0.83	2.78
Net income per share — diluted	0.55	0.82	0.55	0.82	2.74
2000
Net revenues	530,683	496,905	614,998	615,925	2,258,511
Gross profit	359,979	344,388	421,852	442,441	1,568,660
Operating profit	65,525	64,106	111,492	84,058	325,181
Net income	46,633	80,970	114,125	94,962	336,690
Net income per share — basic	0.47	0.81	1.14	0.95	3.37
Net income per share — diluted	0.46	0.80	1.12	0.93	3.31

(24)	Reconciliation with accounting principles generally accepted in the United States

      The Group’s accounting policies differ in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”), as follows:

Impairment of Long-Lived Assets

      Under IAS 36 impairment of long-lived assets is recognized on the basis of the discounted cash flows of the cash-generating unit. Under U.S. GAAP, impairments are recognized on the basis of undiscounted cash flows and measured on the basis of discounted cash flows. This difference did not result in a reconciling amount for any of the periods presented.

Restructuring Charges

      In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the current periods. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-cash Compensation Expense

      In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, “Accounting for Stock-Based Compensation”, the Company accounts for employee stock options under Accounting Principles Board statement No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) as clarified by FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), and FASB Interpretation No. 28, “Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans”.

      The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorised the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the “Intrinsic Value”). The related compensation expense is being recognised over the vesting period of each grant.

      In December 2001 the Company paid a US$7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR, and LVMH (see Note 15). Concurrently, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with FIN 44, for the year ended January 31, 2002 and in subsequent years, the Company is required to account for in-the-money outstanding options, which as a result of the repricing qualified as variable options, using variable accounting. FIN 44 requires that on the date of the option repricing, the Company recognizes as a current period expense the accumulated intrinsic value of all vested in the money outstanding options amounting to US$102.2 million. In addition the intrinsic value of options, which were in-the-money but not vested on the date of the repricing must be charged to compensation expense rateably over the period from the date of repricing to the date of vesting. Finally, periodic changes in the intrinsic value during the period from the date of repricing to the date of exercise of the options are recognised as an increase to or a decrease of compensation expense.

Goodwill and Trademark Amortization

      As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. When the useful life of such assets is greater than 20 years, for U.S. GAAP purposes the Company amortizes them over periods up to 40 years. The Company adopted FAS 141 and the transitional provisions of FAS 142 for acquisitions finalized after June 30, 2001. In accordance with the new standards, the Company did not amortize goodwill arising from acquisitions finalized after June 30, 2001. In addition, no other long-lived intangible assets were identified under the provisions of FAS 141 related to these acquisitions.

Hedging

      The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 and FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), under IAS the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income. Upon the adoption of IAS 39 the Company

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company’s hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company’s existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS basis shareholders’ equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS and U.S. GAAP basis shareholders’ equity.

      On February 1, 2001 the Company adopted FAS 133 and IAS 39 which establish accounting and reporting standards for derivative instruments and hedging activities. Both standards require that all derivatives are recognized as either assets or liabilities on the balance sheet and measured at fair value at each reporting period. On the adoption date, under IAS 39, the Company recorded a gain, net of tax, of US$8.1 million directly in shareholders’ equity related to instruments designed to hedge cash flow fluctuations. Under U.S. GAAP this amount is recorded as an adjustment to Other comprehensive income. Accordingly no reconciling item to net equity as at January 31, 2002 was required.

Construction Period Store Rental Expenses

      In accordance with IAS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

Deferred Taxation on Elimination of Inter-Company Profit

      As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

     Tax Deduction on Stock Options

      As described in Note 3, the Group reports the tax benefits which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company’s shares, U.S. GAAP requires that this benefit be credited directly to shareholders’ equity.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS:

	Pre-Tax
	Result	Tax	Net Income

2001
Net Income
Income net of minority interests as reported in the consolidated statement of income	330,677	(52,271)	278,406
Items increasing (decreasing) reported income net of minority interests:
Restructuring	(668)	1,078	410
Non-cash compensation expense:
— compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(5,713)	—	(5,713)
— cumulative intrinsic value of vested in-the-money options on the date of the US$7.00 exercise price reduction	(102,176)	9,849	(92,327)
— change in intrinsic value of outstanding options through year end	(6,235)	892	(5,343)
Goodwill and trademark amortization	38,000	(8,606)	29,394
Unrealized exchange gain (loss) on hedge transactions	(14,654)	383	(14,271)
Construction period store rental expenses	(1,453)	521	(932)
Deferred taxation on elimination of inter-company profit	—	(11,857)	(11,857)
Tax deduction on stock options exercise	—	(235)	(235)
Income net of minority interests in accordance with U.S. GAAP	237,778	(60,246)	177,532

Basic net income per share in accordance with U.S. GAAP			1.77
Diluted net income per share in accordance with U.S. GAAP			1.75

	Gross	Tax	Net

Shareholders’ equity
Shareholders’ equity as reported in the consolidated balance sheet			3,937,110
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	88,000	(29,930)	58,070
Goodwill and trademark amortization	68,845	(17,376)	51,469
Construction period store rental expenses	(1,453)	521	(932)
Deferred taxes on elimination of inter-company profit	—	(22,832)	(22,832)

Shareholders’ equity in accordance with U.S. GAAP			4,022,885

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pre-Tax
	Result	Tax	Net Income

2000
Net Income
Income net of minority interests as reported in the consolidated statement of income	381,490	(44,800)	336,690
Items increasing (decreasing) reported income net of minority interests:
Restructuring	88,668	(31,008)	57,660
Non-cash compensation expense:
— compensation cost related to certain stock options granted at an exercise price below market on the date of the grant	(31,054)	—	(31,054)
Goodwill and trademark amortization	30,845	(8,770)	22,075
Unrealized exchange gain (loss) on hedge transactions	18,268	(1,125)	17,143
Deferred taxation on elimination of inter-company profit	—	6,259	6,259
Tax deduction on stock options exercise	—	(3,387)	(3,387)
Income net of minority interests in accordance with U.S. GAAP	488,217	(82,831)	405,386

Basic net income per share in accordance with U.S. GAAP			4.06
Diluted net income per share in accordance with U.S. GAAP			3.99

	Gross	Tax	Net

Shareholders’ equity
Shareholders’ equity as reported in the consolidated balance sheet			4,112,987
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	88,668	(31,008)	57,660
Goodwill and trademark amortization	30,845	(8,770)	22,075
Unrealized exchange gain (loss) on hedge transactions	7,666	(383)	7,283
Deferred taxes on elimination of inter-company profit	—	(10,975)	(10,975)

Shareholders’ equity in accordance with U.S. GAAP			4,189,030

	Pre-Tax
	Result	Tax	Net Income

1999
Net Income
Income net of minority interests as reported in the consolidated statement of income	393,129	(62,788)	330,341
Items increasing (decreasing) reported income net of minority interest:
Unrealized exchange gain (loss) on hedge transactions	(3,697)	397	(3,300)
Deferred taxation on elimination of inter-company profit	—	(5,150)	(5,150)
Tax deduction on stock options exercise	—	(2,914)	(2,914)
Income net of minority interests in accordance with U.S. GAAP	389,432	(70,455)	318,977

Basic net income per share in accordance with U.S. GAAP			3.43
Diluted net income per share in accordance with U.S. GAAP			3.36

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Pro-Forma Income Statement (Unaudited)

      During 2001 and 2000 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2000, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income statements prepared on a U.S. GAAP basis for the two years ended January 31, 2002 would have reflected the following amounts:

	2001	2000

Net revenues	2,297,652	2,346,201
Goodwill and trademark amortization	78,420	59,555
Operating profit	145,052	329,170
Net income	174,217	368,807

Net income per share of common stock — diluted	1.72	3.63

      Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2000.

Stock-Based Compensation

      For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

      Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options’ fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2001	2000	1999

Net income	195,830	336,294	303,863

Net income per share — basic	1.95	3.37	3.27
Net income per share — diluted	1.93	3.31	3.20

      The weighted average grant-date fair value of options granted in 2001, 2000 and 1999 for the Incentive Stock Option Plan was US$19.93, US$36.04 and US$28.18, respectively. The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
	Incentive	Incentive	Incentive

Risk-free interest rate	4.16%	6.46%	5.68%
Expected life (years)	3.5	2.6	3.5
Volatility	21.3%	55.0%	43.6%
Dividend yield	0.60%	0.48%	0.54%

(25) Recently Issued Accounting Standards

      In July 2001 the FASB issued FAS No. 142,“Goodwill and Other Intangible Assets” (“FAS 142”). The Company will adopt this standard for the fiscal year ending January 31, 2003. Under FAS 142 indefinite life intangible assets and goodwill will no longer be amortized, but instead tested at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful life.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The adoption of FAS 142 requires that an initial impairment assessment be performed on all goodwill and other indefinite lived assets (“Indefinite Life Assets”). In accordance with FAS 142 the Company compared the fair value of the Indefinite Life Assets to their related current carrying amounts as at February 1, 2002. Fair value was derived using a discounted cash flow analysis consistent with internal planning assumptions. The initial impairment assessment did not result in a charge for the Company. The Company will initially adopt this standard for the fiscal year ending January 31, 2003. The Company is studying the impact of this standard in its future financial statements. While it is not yet possible to calculate the expected impact, it is likely that certain trademarks will be determined to have an indefinite life and accordingly will no longer be amortized. Consequently future annual amortization costs for U.S. GAAP purposes are expected to be significantly lower than in 2001.

      In August 2001, the FASB issued FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 excludes goodwill from its scope and, therefore, eliminates the current requirement to allocate goodwill to long-lived assets to be tested for impairment. In addition, FAS 144 provides detailed guidance regarding grouping of assets for impairment analysis, valuation techniques, and the accounting for assets held for sale. The Company will initially adopt this standard for the fiscal year ending January 31, 2003. The impact of this standard on the consolidated income statement and balance sheet of the Company is not expected to be material.

(26) Subsequent Events

      Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. This change is justified by the Euro’s introduction on January 1, 2002 and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001.

      For comparative purposes the prior year financial statements will be translated by applying to assets, liabilities and equity items, other than the net profit or loss for the period, the closing Euro/ US$ rate existing at the date of each balance sheet presented; the income statements items will be translated by applying the exchange rate that approximates the average Euro/ US$ exchange rate for each relevant fiscal year. The exchange differences resulting from translation described above will be recognized directly in equity. The consolidated statements of cash flow will be translated by applying the exchange rate that approximates the average Euro/ US$ exchange rate for each relevant fiscal year. As a result of this methodology the consolidated financial statements will show the same trends and ratios that would have been presented had they been presented in US Dollars and the presentation of the financial statements will be comparable. However, because the consolidated financial statements were originally prepared using US Dollars, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a currency other than the US Dollar and converted them to Euros.

      In order to facilitate comparisons between the Group’s financial statements before and after January 31, 2002, we include in this Annual Report an Appendix reporting the translation of US Dollar balances to the Euro, for the years ended January 31, 2002, 2001 and 2000. The translation was done by applying the criteria disclosed above.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(27)	Consolidated Companies

      The consolidated companies at January 31, 2002 are shown in the following table (unless otherwise stated, the Company’s interest is 100% or almost 100% as of January 31, 2002):

Gucci Division
Region	Registered Office

Europe
Guccio Gucci S.p.A.(*)(**)	Florence, Italy
Gucci Logistica S.p.A.(*)(**)	Florence, Italy
Luxury Goods Italia S.p.A.(*)(**)	Florence, Italy
G.F. Services S.r.l.(**)	Milan, Italy
Gucci Immobiliare Leccio S.r.l.(64%)	Florence, Italy
G.F. Logistica S.r.l.(*)	Milan, Italy
Luxury Goods France S.A.(*)	Paris, France
Gucci Limited(*)	London, United Kingdom
GG Luxury Goods Gmbh(*)(**)	Neustadt, Germany
Luxury Goods International S.A.(*) ]	Cadempino, Switzerland
Gucci Finance S.A.(**)	Cadempino, Switzerland
Gucci Belgium S.A.(*)(**)	Brussels, Belgium
La Meridiana Fashion S.A.	Brussels, Belgium
Gucci Proprio S.L.(*)	Madrid, Spain
Gucci S.a.m.(*)(**)	Montecarlo, Monaco
Gucci Austria Gmbh(*)(**)	Vienna, Austria
Gucci Netherlands B.V.(*)(**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l.(*)(**)	Florence, Italy
Capri Group S.r.l.(*)(75%)	Naples, Italy
Gucci Venezia S.p.A.(*)(51%)	Venice, Italy
Gucci International N.V.(**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG France Holding S.a.r.l.(**)	Paris, France
Gucci Luxembourg S.A.(**)	Luxembourg
Gucci Services Limited(**)	London, United Kingdom
Gucci Partecipation B.V.(**)	Amsterdam, The Netherlands
Design Management S.r.l	Florence, Italy
Seiden-Fenigstein AG	Switzerland
Gucci Finanziaria S.p.A.(**)	Florence, Italy
Bamboo S.r.l. (90%)	Florence, Italy
Gucci Ireland Limited(**)	Dublin, Ireland

North America
Gucci North American Holdings, Inc.(**)	Delaware, U.S.A.
Gucci America, Inc.(*)	New York, U.S.A.
Gucci Shops of Canada, Inc.(*)	New Brunswick, Canada

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gucci Division
Region	Registered Office

Asia
Gucci Group Japan Limited(*)	Tokyo, Japan
Gucci Group (Hong Kong) Limited(*)(**)	Hong Kong, China
Gucci Thailand Co, Ltd(**)	Bangkok, Thailand
Gucci Guam, Inc.(*)	Tumon, Guam
Gucci Group Korea Ltd(*)(**)	Seoul, South Korea
Gucci Taiwan Limited(*)(**)(80.4%)	Taipei, Taiwan
Gucci (Malaysia) Sdn Bhd(*)(65%)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited(*)(65%)	Singapore, Singapore
Gucci Australia PTY Limited(*)	Victoria, Australia
Gucci Group Japan Holding Limited(*)	Tokyo, Japan
Yugen Kaisha Gucci(*)(**)	Tokyo, Japan

Rest of World
Gemini Aruba N.V.	Aruba, Netherlands Antilles

Gucci Group Watches
Region	Registered Office

Europe
Luxury Timepieces International S.A.(*)	Neuchâtel, Switzerland
Luxury Timepieces (U.K.) Ltd.(*)(**)	London, United Kingdom
Luxury Timepieces España, S.L.(51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A.	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A.	Geneva, Switzerland
Bédat & Co. S.A.(*)(85%)	Geneva, Switzerland

North America
Luxury Timepieces (Canada), Inc.(*)(**)	Toronto, Canada
Bédat & Co. U.S.A., LLC(*)(85%)	San Francisco, U.S.A.

Asia
Luxury Timepieces (Hong Kong) Limited(*)(**)	Hong Kong, China
Luxury Timepieces Japan Limited	Tokyo, Japan

Yves Saint Laurent
Region	Registered Office

Europe
Yves Saint Laurent, S.A.S.(*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S.(*)	Paris, France
Yves Saint Laurent Fashion B.V.	Amsterdam, The Netherlands
Yves Saint Laurent France B.V	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m.(*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A.(*)	Madrid, Spain

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Yves Saint Laurent
Region	Registered Office

Yves Saint Laurent UK Ltd(*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L.	Brussels, Belgium
C. Mendès S.A.(*) Paris, France
Yves Saint Laurent Germany Gmbh(*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S.	Paris, France

North America
Yves Saint Laurent America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.

Asia
Yves Saint Laurent Fashion Japan Ltd.	Tokyo, Japan

YSL Beauté
Region	Registered Office

Europe
YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet (S.A.S.)(*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.)(*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A.(*)	Neuilly sur Seine, France
YSL Beauté Gmbh(*)	Munich, Germany
YSL Beauté S.A.(*)	Barcelona, Spain
Fendi Profumi S.p.A.(*)	Florence, Italy
Florbath Profumi di Parma S.p.A.(*)	Florence, Italy
YSL Beauté Nederland B.V.(*)	Eg Maassluis, The Netherlands
Parfums Stern (S.A.S.)(*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V.(*)	Brussels, Belgium
YSL Beauté AEBE(*) (51%)	Athens, Greece
YSL Beauté S.A.(*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Plan Les Ouates, Switzerland
YSL Beauté Ltd(*)	Haywards Heath, Great Britain
YSL Beauté Italia S.p.A.(*)	Florence, Italy
YSL Beauté HGmbh(*)	Vienna, Austria
Fildema XXI S.L.	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France
Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YSL Beauté
Region	Registered Office

North America
YSL Beauté, Inc.(*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.

Asia
Yves Saint Laurent Parfums KK(*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd(*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd(*)	Singapore, Singapore

Rest of World
YSL Beauté Canada, Inc.(*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd(*)	Sydney, Australia
YSL Beauté NZ Ltd(*)	Auckland, New Zealand

Sergio Rossi
Region	Registered Office

Europe
Sergio Rossi S.p.A.(*)(70%)	San Mauro Pascoli, Italy
Ascot S.r.l.(70%)	Florence, Italy
Sergio Rossi U.K. Limited(*)(70%)	London, United Kingdom
Sergio Rossi International S.A.R.L.(70%)	Luxembourg

North America
Sergio Rossi U.S.A., Inc.(*) (70%)	New York, U.S.A.

Asia
Sergio Rossi Japan Limited(*) (70%)	Tokyo, Japan

Rest of World
Tunisie Chaussures S.a.r.l.(*) (49%)	Nabeul, Tunisia

Boucheron
Region	Registered Office

Europe
Boucheron S.A.S.(*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S.(*)	Paris, France
Boucheron Parfums S.A.S.(*)	Paris, France
Boucheron U.K. Ltd(*)	London, United Kingdom
Boucheron International S.A.(*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L	Luxembourg

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Boucheron
Region	Registered Office

North America
Boucheron (U.S.A.) Ltd(*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Parfums Boucheron Corp.(*)	New York, U.S.A.
Mode et Parfums Corp.(*)	New York, U.S.A.

Asia
Boucheron Japan(*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd(*)	Taipei, Taiwan

Balenciaga
Region	Registered Office

Europe
Balenciaga S.A.(*)(91%)	Paris, France

America
Balenciaga America, Inc.(*)(91%)	New York, U.S.A.

Bottega Veneta
Region	Registered Office

Europe
Bottega Veneta U.K. Co. Limited(*)(78.5%)	London, United Kingdom
Bottega Veneta France S.A.S.(78.5%)	Paris, France
B.V. Italia S.r.l.(*)(78.5%)	Vicenza, Italy
B.V. S.r.l.(*)(78.5%)	Vicenza, Italy
B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V.(78.5%)	Amsterdam, The Netherlands
S.A. Andrè Ghekiere(*)(78.5%)	Paris, France

America
Bottega Veneta Inc(*)(78.5%)	New York, U.S.A.

Asia
Bottega Veneta Hong Kong Limited(*)(78.5%)	Hong Kong, China
Bottega Veneta Japan Limited(*)(78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited(*)(78.5%)	Singapore, Singapore

Alexander McQueen
Region	Registered Office

Europe
Autumnpaper Limited(*)(51%)	London, United Kingdom
Birdswan Solutions Ltd(51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stella McCartney
Region	Registered Office

Europe
Stella McCartney Limited(*)(50%)	London, United Kingdom

Industrial Operations
Region	Registered Office

Europe
Blu Tonic S.r.l.(*)(51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l.(*)(51%)	Florence, Italy
Cezanne S.r.l.(*)(70%)	Florence, Italy
Paoletti S.r.l.(*)(51%)	Florence, Italy

(*)	Principal operating companies

(**)	Companies directly owned by Gucci Group N.V.

APPENDIX

EURO DENOMINATED CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS*

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF INCOME

	2001	2000	1999

	(In thousands of Euro,
	except per share and share amounts)
Exchange rate applied for the translation	0.8908	0.9176	1.0531
Net revenues	2,565,116	2,461,324	1,173,816
Cost of goods sold	773,399	751,799	384,669

Gross profit	1,791,717	1,709,525	789,147
Selling, general and administrative expenses	1,393,123	1,264,452	529,728
Goodwill and trademark amortization	130,209	90,691	9,033

Operating profit	268,385	354,382	250,386
Restructuring expenses	(750)	96,630	—
Financial income, net	88,123	160,256	126,889
Other income (expenses), net	10,586	2,038	(2,480)

Income before income taxes and minority interests	367,844	420,046	374,795
Income tax expense	58,679	48,823	59,622

Net income before minority interests	309,165	371,223	315,173
Minority interests	3,370	(4,298)	(1,489)

Net income for the year	312,535	366,925	313,684

Net income per share of common stock — basic	3.12	3.67	3.37
Weighted average number of shares — basic	100,174,358	99,923,430	93,057,982
Net income per share of common stock — diluted	3.08	3.61	3.31
Weighted average number of shares and share equivalents — diluted	101,524,040	101,590,732	94,869,232

The consolidated statements of income were converted from US Dollar to Euro using the average exchange rate of the respective year.

*	Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. In order to facilitate comparisons between the Group’s financial statements before and after January 31, 2002, the Group reports the translation of US Dollar balances to the Euro, as specified in note 26 (page 160).

GUCCI GROUP N.V.

CONSOLIDATED BALANCE SHEETS

	2001	2000

	(In thousands of Euro)
Exchange rate applied for the translation	0.8637	0.9293

ASSETS
Current assets
Cash and cash equivalents	2,964,907	3,350,030
Trade receivables, net	328,794	269,816
Inventories, net	450,027	355,744
Deferred tax assets	169,565	128,695
Other current assets	284,431	223,214

Total current assets	4,197,724	4,327,499

Non-current assets
Long-term financial assets	307,982	—
Property, plant and equipment, net	691,857	510,063
Goodwill, trademarks, other intangible assets and deferred charges, net	2,144,233	1,829,952
Deferred tax assets	64,338	74,738
Other non-current assets	46,852	36,037

Total non-current assets	3,255,262	2,450,790

Total assets	7,452,986	6,778,289

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts and short-term loans	765,158	120,284
Trade payables and accrued expenses	467,123	480,105
Deferred tax liabilities and income tax payable	167,640	156,452
Other current liabilities	143,814	121,260

Total current liabilities	1,543,735	878,101

Non-current liabilities
Long-term financial payables	824,415	981,270
Pension liabilities and severance indemnities	47,550	40,802
Long-term tax payable and deferred tax liabilities	379,392	372,429
Other long-term liabilities	33,616	56,083

Total non-current liabilities	1,284,973	1,450,584

Total liabilities	2,828,708	2,328,685

Minority interests	65,855	23,706

Shareholders’ equity
Share capital	103,654	103,654
Contributed surplus	2,795,369	2,792,130
Retained earnings	707,515	763,548
Treasury stock, at cost	(60,142)	(90,890)
Accumulated other comprehensive income	699,492	490,531
Net result for the year	312,535	366,925

Shareholders’ equity	4,558,423	4,425,898

Total liabilities, minority interests and shareholders’ equity	7,452,986	6,778,289

The balance sheets were converted from US Dollar to Euro using the historical exchange rate at the end of the respective year.

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999

	(In thousands of Euro)
Cash flow provided by operating activities
Net result for the year	312,535	366,925	313,684
Depreciation	77,094	59,780	31,276
Amortization	145,585	103,685	17,379
Net loss (gain) on sale and write-down of non-current assets	2	(204)	(98)
Changes (net of acquisitions) in:
trade receivables, net	(24,215)	20,105	21,364
inventories, net	(80,368)	(34,716)	(13,546)
short-term deferred tax assets	(27,099)	(52,937)	(8,904)
other current assets	(54,855)	31,602	(19,640)
trade payables and accrued expenses	(34,209)	29,603	(25,624)
income tax payable	18,417	70,542	1,442
other current liabilities	(44,477)	44,131	104,051
deferred tax	(36,313)	(80,818)	12,613
other non-current assets	(7,882)	(3,734)	(12,164)
other long-term liabilities	(15,369)	(14,016)	(76,332)

Cash flow provided by operating activities	228,846	539,948	345,501

Cash flow used in investing activities
Acquisitions	(220,264)	(436,527)	(1,117,632)
Purchases of tangible assets	(245,869)	(244,077)	(84,341)
Increase in deferred charges and intangible assets	(96,081)	(63,971)	(6,560)
Proceeds from the sale of non-current assets	10,100	634	84

Cash flow used in investing activities	(552,114)	(743,941)	(1,208,449)

Cash flow (used in) provided by financing activities
Increase in share capital, net of related costs	—	—	2,760,115
Issuance (repayment) of long-term debt, net	(173,031)	844,092	117,202
Investment in long-term financial assets	(299,419)	—	—
Proceeds from the exercise of stock options and other movements	27,869	15,950	89,494
Dividends	(425,243)	(49,029)	(22,428)

Cash flow (used in) provided by financing activities	(869,824)	811,013	2,944,383

Increase (decrease) in cash, net of short-term financial indebtedness	(1,193,092)	607,020	2,081,435
Effect of exchange rates on cash (short-term financial indebtedness), net:
- Exchange effects arising from translation	(35,118)	25,762	(8,714)
- Exchange effects arising from change to €	206,510	123,435	180,586
Cash (short-term financial indebtedness) from acquired companies, net	(8,297)	17,352	104,843
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	3,229,746	2,456,177	98,027
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	2,199,749	3,229,746	2,456,177

Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,964,907	3,350,030	3,011,279
Bank overdrafts and short-term loans	(765,158)	(120,284)	(555,102)

Cash and cash equivalents, net	2,199,749	3,229,746	2,456,177

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest expense	68,788	44,648	2,569
Income taxes	106,508	57,071	56,010
Cash flow from interest received	163,055	207,519	155,154

The Cash flows were converted from US Dollar to Euro using the average exchange rate of the respective year except for Cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of the respective year.

GUCCI GROUP N.V.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

						Accumulated
					Treasury	Other	Net Result
	Number of	Share	Contributed	Retained	Stock, at	Comprehensive	for the
	Shares	Capital	Surplus	Earnings	Cost	Income	Year	Total

	(In thousands of Euro, except number of shares)
Balance at January 31, 1999	58,510,700	62,282	93,230	341,091	(118,407)	(45,072)	173,928	507,052
Appropriation of result for 1998	—	—	—	152,860	—	—	(152,860)	—
Dividends	—	—	—	—	—	—	(23,197)	(23,197)
Shares issued to PPR	39,007,133	39,397	2,640,816	—	—	—	—	2,680,213
Shares issued for option exercise	1,884,884	1,904	72,318	—	—	—	—	74,222
Shares released from treasury for options exercise	345,741	—	961	—	14,337	—	—	15,298
Capital increase expenses	—	—	(17,908)	—	—	—	—	(17,908)
Other	—	—	—	(1,367)	—	—	—	(1,367)
Net income for 1999	—	—	—	—	—	—	313,684	313,684
Foreign currency adjustments (net of tax of 0.9 million)	—	—	—	—	—	(20,921)	—	(20,921)
Comprehensive income	—	—	—	—	—	—	—	292,763
Exchange effects arising from change to €	—	—	—	—	—	414,626	2,129	416,755

Balance at January 31, 2000	99,748,458	103,583	2,789,417	492,584	(104,070)	348,633	313,684	3,943,831
Appropriation of result for 1999	—	—	—	270,964	—	—	(270,964)	—
Dividends	—	—	—	—	—	—	(47,835)	(47,835)
Shares issued for option exercise	69,812	71	4,640	—	—	—	—	4,711
Shares released from treasury for options exercise	260,479	—	1,128	—	12,398	—	—	13,526
Other	16,456	—	(3,055)	—	782	—	—	(2,273)
Net income for 2000	—	—	—	—	—	—	366,925	366,925
Foreign currency adjustments (net of tax of (1.0) million)	—	—	—	—	—	(59,684)	—	(59,684)
Comprehensive income	—	—	—	—	—	—	—	307,241
Exchange effects arising from change to €	—	—	—	—	—	201,582	5,115	206,697

Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—	312,225	—	—	(312,225)	—
Dividends	—	—	—	(364,480)	—	—	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	—	2,997	—	30,028	—	—	33,025
Other	14,723	—	242	(2,852)	720	256	—	(1,634)
Net income for 2001	—	—	—	—	—	—	312,535	312,535
Other comprehensive income:
- Hedging reserve:
- Opening	—	—	—	(926)	—	9,359	—	8,433
- Movements	—	—	—	—	—	(16,918)	—	(16,918)
- Fair-value reserve	—	—	—	—	—	(2,388)	—	(2,388)
- Foreign currency adjustments (net of tax of (1.1) million)	—	—	—	—	—	(104,733)	—	(104,733)
Total other comprehensive income	—	—	—	(926)	—	(114,680)	—	(115,606)
Comprehensive income	—	—	—	—	—	—	—	196,929
Exchange effects arising from change to €	—	—	—	—	—	323,385	4,259	327,644

Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423

      The share capital and the relevant movements were calculated multiplying the number of shares issued by the nominal value of the shares (€ 1.01). Other movements in consolidated shareholders’ equity were converted from US Dollar to Euro as follows:

•	Balances as at January 31, 1999 other than Share capital using the exchange rate at that date;

•	“Net income for the period” using the respective fiscal year average exchange rate;

•	“Share issued to PPR” using the exchange rate on March 19, 1999;

•	“Appropriation of result” using the prior fiscal year average exchange rate;

•	“Dividends” using the exchange rate on the due date of the respective payments;

•	All other movements using the respective fiscal year average exchange rate.

INFORMATION ABOUT THE COMPANY BY SEGMENT OF ACTIVITY:

	2001	2000	1999

	(In thousands of Euro)
Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,498,910	1,410,043	937,684
Revenues from other segments	29,449	28,658	21,890
Total revenues	1,528,359	1,438,701	959,574
Operating profit before goodwill amortization	457,758	355,748	206,922
Goodwill amortization	26,573	9,537	994
Operating profit after goodwill amortization	431,185	346,211	205,928
Depreciation	53,113	45,840	35,053
Assets	1,028,649	773,821	603,124
Liabilities	229,128	258,952	184,816
Capital expenditures	201,811	162,214	82,347

Gucci Group Watches(1)
Revenues from external customers
Gucci	199,972	215,744	189,434
Other Brands	30,213	10,562	—
Total revenues from external customers	230,185	226,306	189,434
Revenues from other segments	19,999	19,743	12,414
Total revenues	250,184	246,049	201,848
Operating profit before goodwill and trademark amortization	58,599	85,949	71,748
Goodwill and trademark amortization	11,871	6,538	5,472
Operating profit after goodwill and trademark amortization	46,728	79,411	66,276
Depreciation	3,999	2,086	1,262
Assets	384,396	336,390	188,424
Liabilities	54,307	50,561	30,414
Capital expenditures	8,472	21,495	3,507

Yves Saint Laurent
Revenues from external customers	101,054	105,473	7,196
Revenues from other segments	93	218	—
Total revenues	101,147	105,691	7,196
Operating (loss) before goodwill and trademark amortization	(76,375)	(17,055)	(225)
Goodwill and trademark amortization	22,301	20,482	621
Operating (loss) after goodwill and trademark amortization	(98,676)	(37,537)	(846)
Depreciation	8,095	5,813	69
Assets	520,537	530,910	505,477
Liabilities	117,002	122,549	84,089
Capital expenditures	45,241	17,125	—

YSL Beauté
Revenues from external customers	516,481	583,420	30,065
Revenues from other segments	2,026	779	55
Total revenues	518,507	584,199	30,120
Operating profit (loss) before goodwill and trademark amortization	33,901	46,930	(3,329)
Goodwill and trademark amortization	38,205	40,539	1,508
Operating profit (loss) after goodwill and trademark amortization	(4,304)	6,391	(4,837)
Depreciation	14,878	11,668	584
Assets	1,071,705	1,048,289	1,206,787
Liabilities	199,804	235,810	228,256
Capital expenditures	20,623	14,372	2,719

	2001	2000	1999

	(In thousands of Euro)
Other Operations(2)
Revenues from external customers	218,486	136,082	9,437
Revenues from other segments	5,509	1,747	—
Total revenues	223,995	137,829	9,437
Operating profit (loss) before goodwill and trademark amortization	(37,282)	14,135	389
Goodwill and trademark amortization	31,259	13,595	438
Operating (loss) after goodwill and trademark amortization	(68,541)	540	(49)
Depreciation	7,839	3,940	493
Assets	898,843	464,857	98,881
Liabilities	101,976	64,513	18,381
Capital expenditures	48,827	4,827	275

Corporate
Operating costs	(35,577)	(38,997)	(12,349)
Depreciation	4,546	3,427	2,161
Assets	247,056	210,432	222,833
Liabilities	314,297	221,072	251,818
Capital expenditures	16,976	88,015	2,053

Elimination
Revenues from other segments	(57,076)	(51,145)	(34,359)
Operating profit before goodwill and trademark amortization	(2,430)	(1,637)	(3,737)
Operating profit after goodwill and trademark amortization	(2,430)	(1,637)	(3,737)
Assets	(232,309)	(147,969)	(273,959)
Liabilities	(324,411)	(255,207)	(253,107)

Consolidated
Revenues from external customers	2,565,116	2,461,324	1,173,816
Operating profit before goodwill and trademark amortization	398,594	445,073	259,419
Goodwill and trademark amortization	130,209	90,691	9,033
Operating profit after goodwill and trademark amortization	268,385	354,382	250,386
Depreciation	92,470	72,774	39,622
Segment assets	3,918,877	3,216,730	2,551,567
Unallocated assets	3,534,109	3,561,559	3,118,643
Consolidated total assets	7,452,986	6,778,289	5,670,210
Segment liabilities	692,103	698,250	544,667
Unallocated liabilities	2,136,605	1,630,435	1,176,119
Consolidated total liabilities	2,828,708	2,328,685	1,720,786
Capital expenditures	341,950	308,048	90,901

(1)	The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(2)	The Other Operations segment includes revenues from operations which individually are not material to the Group.

      The segment information were converted from US Dollar to Euro using for income statement items and for balance sheet items the average exchange rate of the respective year and the historical exchange rate at the end of the respective year, respectively. Capital expenditures were converted from US Dollar to Euro using the average exchange rate of the respective year.

CORPORATE FINANCIAL STATEMENTS AND NOTES

US DOLLARS

GUCCI GROUP N.V.

CORPORATE BALANCE SHEETS BEFORE APPROPRIATION OF PROFIT

	2001	2000

	(In thousands
	of US Dollars)
Current assets
Cash and cash equivalents	67,614	3,707
Receivables due from Group companies	16,164	21,869
Deferred tax assets	—	2,457
Other current assets	2,439	1,167

Total current assets	86,217	29,200

Non current assets
Property, plant and equipment, net	65	59
Deferred charges and intangible assets, net	3,093	4,491
Investments in Group companies	4,063,219	4,302,203
Other non-current assets	255	504

Total non-current assets	4,066,632	4,307,257

Total assets	4,152,849	4,336,457

Current liabilities
Due to Group companies	196,841	217,452
Other current liabilities	18,898	6,018

Total current liabilities	215,739	223,470

Non-current liabilities	—	—

Total liabilities	215,739	223,470

Shareholders’ equity
Share capital	119,535	119,763
Contributed surplus	3,052,272	3,049,386
Retained earnings	798,119	843,577
Treasury stock, at cost	(80,213)	(107,603)
Accumulated other comprehensive income	(231,009)	(128,826)
Net result for the year	278,406	336,690

Shareholders’ equity	3,937,110	4,112,987

Total liabilities and shareholders’ equity	4,152,849	4,336,457

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CORPORATE STATEMENTS OF INCOME

	2001	2000	1999

	(In thousands of US Dollars)
Net profit of Group companies	289,061	341,425	340,676
Other (expenses), net	(10,655)	(4,735)	(10,335)

Net result for the year	278,406	336,690	330,341

The accompanying notes are an integral part of these financial statements.

      As the financial statements of Gucci Group N.V. are included in the consolidated financial statements, the corporate statements of income is presented in an abridged form (article 402, Title 9, Book 2 of the Dutch Civil Code).

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

(1) General

      Gucci Group N.V. (the “Company”), a corporation limited by shares, has its statutory seat in Amsterdam, The Netherlands. The Company’s shares are listed on the New York and Amsterdam Stock Exchanges.

(2) Activities of the Company

      The principal activities of the Company are to act as a holding and finance company.

(3) Basis of Preparation

      Because of the activities and international character of the Group both the consolidated and corporate financial statements have been prepared in US Dollars. Amounts included in the financial statements and notes are stated in thousands of US Dollars, except percentages and per share and share amounts and/or where otherwise noted.

(4) Accounting Policies

      The corporate financial statements of the Company are included in the financial statements of the Group. The accounting policies used are similar to those used in the consolidated financial statements with the exception of investments in Group companies which are valued at net asset value in accordance with the accounting policies for the valuation of assets and liabilities as stated in Note 3 to the consolidated financial statements.

(5) Change in Accounting Principles

      As disclosed in Note 4 of the consolidated financial statements, on February 1, 2001 the Company adopted International Accounting Standard (IAS) 39 — “Financial instruments: recognition and measurement”. In accordance with IAS 39 the comparative financial statements for the period ended January 31, 2001 were not restated.

(6) Receivables Due from Group Companies

      The amount includes receivables from Group subsidiaries arising from services fees invoiced and/or accrued by the Company.

(7) Other Current Assets

      Other current assets at January 31, 2002 and 2001 were as follows:

	2001	2000

Receivables from tax authorities	1,427	560
Other	1,012	607

Other current assets	2,439	1,167

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

(8) Deferred Charges and Intangible Assets, Net

      Deferred charges and intangible assets, net at January 31, 2002 and 2001 include the following:

	2001	2000

Software	9,483	8,771
Other	560	560
Deferred charges and intangible assets, gross	10,043	9,331
Accumulated amortization	(6,950)	(4,840)

Deferred charges and intangible assets, net	3,093	4,491

(9) Investments in Group Companies

      The summary of activity in Group companies (as detailed in Note 27 to the consolidated financial statements) was as follows:

Balance at February 1, 2001	4,302,203
Dividends received	(346,646)
Effects of transfer of investments between Group’s subsidiaries	(80,262)
Hedging and fair value reserve:
• openings	7,283
• movements	(17,198)
Additions at cost	3,886
Others	(1,812)
Translation adjustment	(93,296)
Net profit of Group companies	289,061

Balance at January 31, 2002	4,063,219

(10) Current Liabilities to Group Companies

      The amount included US$187.2 million concerning the contribution of the Swiss financial branch from Gucci International N.V. to Gucci Luxembourg S.A. The remaining part arose from services fees invoiced and/or accrued by the Company and a payable to Gucci International N.V.

(11) Other Current Liabilities

      Other current liabilities at January 31, 2002 and 2001 were as follows:

	2001	2000

Current tax payables	813	419
Accrued operating expenses	18,085	5,599

Other current liabilities	18,898	6,018

(12) Shareholders’ Equity

      The statement of changes in shareholders’ equity and comprehensive income is included in the consolidated financial statements of Gucci Group N.V. Share capital has been translated from Dutch Guilders/ Euro in US Dollars at the historical exchange rate.

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      On January 1, 2002 the Company changed the denomination of its share capital from Dutch Guilders to Euro. The effect of the change in par value amounting to US$228,404 was recorded in “accumulated other comprehensive income”.

      Because of the international character of the Group and its shareholders, article 373, Title 9, Book 2 of the Dutch Civil Code has not been applied. This article requires that the share capital is translated at the year-end exchange rate. Had this been done the share capital at the end of January 31, 2002 would have been US$89,526 (at January 31, 2001 US$96,510).

      The treasury stock at cost represents repurchased shares, which are reserved for the exercise of personnel options.

(13) Commitments and Contingencies

      As disclosed in Note 21 to the consolidated financial statements, the Company has entered into a number of currency contracts and derivative transactions to hedge its foreign exchange exposure related to anticipated future net cash flows in currencies other than the reporting currency of the Group. As disclosed in Note 26 to the consolidated financial statements, the Company will change its reporting currency to the Euro starting on February 1, 2002. Consequently as of January 31, 2002 the Company entered into derivative contracts to hedge its exposure to future cash flows in US Dollars, while it no longer holds any outstanding hedge against the Euro.

(14) Employees

      The Company employed an average number of 82 people in 2001 with a cost for remuneration of US$14.4 million of which US$1.6 million as social contributions. In 2000, the Company employed an average of 73 people, with a cost for remuneration of US$10.9 million of which US$1.2 million as social contributions.

(15) Directors

      The Management Board consists of 2 members.

      As at January 31, 2002, the Supervisory Board consists of 8 members who will be proposed for election during the Annual General Meeting. During 2001 the majority of independent directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. Reference is made to Note 22 of the consolidated financial statements where disclosure is made of emoluments.

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

      In Note 16 to the consolidated financial statements disclosures have been made regarding the Company’s stock option plans. At January 31, 2002 members of the Management Board and Supervisory Board had been granted options to purchase shares under Incentive Stock Option Plans.

The Management Board

D. De Sole (Chairman)
A. Cooiman

The Supervisory Board

A. D. P. Bellamy (Chairman, first elected on September 27, 1995)
P. Barbizet (member, first elected on July 8, 1999)
A. Benedetti (member, first elected on September 27, 1995)
R. F. Domeniconi (member, first elected on June 27, 1997)
P. Marteau (member, first elected on July 8, 1999)
F. H. Pinault (member, first elected on June 20, 2001)
K. Vuursteen (member, first elected on June 28, 1996)
S. Weinberg (member, first elected on July 8, 1999)

Amsterdam, May 27, 2002

SUPPLEMENTARY INFORMATION

Appropriation of Profit

      Article 33.4 of the Articles of Association reads as follows:

“The supervisory board shall determine what portion of the profit — the positive balance of the profit and loss accounts — shall be retained by way of reserve”.

      Article 35.1 of the Articles of Association reads as follows:

“The remaining portion of the profit after application of Article 33.4 shall be at the disposal of the supervisory board”.

Proposed Appropriation of Profit

      Subject to the approval of the accounts by the shareholders at the Annual General Meeting, the Company intends to issue a dividend from the net result for the year ended January 31, 2002 and transfer the balance to retained earnings. This proposal has not been reflected in the accompanying financial statements.

AUDITOR’S REPORT

Introduction

      We have audited the accompanying consolidated and corporate balance sheets of Gucci Group N.V. as of January 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

Scope

      We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gucci Group N.V. as of January 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2002 in conformity with International Accounting Standards and accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements in Part 9, Book 2 of the Dutch Civil Code.

Additional Matters

      International Accounting Standards and accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2002, 2001 and 2000 and the determination of shareholders’ equity as of January 31, 2002 and 2001 to the extent summarized in Note 24 to the financial statements.

/s/ PRICEWATERHOUSECOOPERS N.V.

Amsterdam, The Netherlands

May 27, 2002

FINANCIAL STATEMENTS AND NOTES: FISCAL YEAR ENDED JANUARY 31, 2001

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF INCOME

	2000	1999	1998

	(In thousands of US Dollars, except per share
	and share amounts)
Net revenues	2,258,511	1,236,146	1,042,475
Cost of goods sold	689,851	405,095	349,464
Gross profit	1,568,660	831,051	693,011
Selling, general and administrative expenses	1,160,261	557,857	446,463
Goodwill and trademark amortization	83,218	9,513	6,448
Operating profit	325,181	263,681	240,100
Restructuring expenses	88,668	—	—
Financial income, net	147,051	133,627	326
Other income (expenses), net	1,870	(2,612)	(2,472)
Income before income taxes and minority interests	385,434	394,696	237,954
Income tax expense	44,800	62,788	41,642
Net income before minority interests	340,634	331,908	196,312
Minority interests	3,944	1,567	1,326
Net income for the year	336,690	330,341	194,986
Net income per share of common stock — basic	3.37	3.55	3.34
Weighted average number of shares — basic	99,923,430	93,057,982	58,361,670
Net income per share of common stock — diluted	3.31	3.48	3.28
Weighted average number of shares and share equivalents — diluted	101,590,732	94,869,232	59,499,347

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CONSOLIDATED BALANCE SHEETS

	2000	1999

	(In thousands of US
	Dollars)
ASSETS
Current assets
Cash and cash equivalents	3,113,183	2,948,340
Trade receivables, net	250,740	255,929
Inventories, net	330,593	250,716
Deferred tax assets	119,596	62,876
Other current assets	207,433	151,131
Total current assets	4,021,545	3,668,992

Non-current assets
Property, plant and equipment, net	474,002	314,905
Goodwill, trademarks, other intangible assets and deferred charges, net	1,700,574	1,497,241
Deferred tax assets	69,454	40,472
Other non-current assets	33,489	30,087
Total non-current assets	2,277,519	1,882,705
Total assets	6,299,064	5,551,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts and short-term loans	111,780	543,500
Trade payables and accrued expenses	446,162	369,503
Deferred tax liabilities and income tax payable	145,391	66,782
Other current liabilities	112,687	59,787
Total current liabilities	816,020	1,039,572

Non-current liabilities
Long-term financial payables	911,894	143,196
Pension liabilities and severance indemnities	37,917	38,452
Long-term tax payable and deferred tax liabilities	346,098	398,059
Other long-term liabilities	52,118	65,541
Total non-current liabilities	1,348,027	645,248
Total liabilities	2,164,047	1,684,820

Minority interests	22,030	5,476

Shareholders’ equity
Share capital	119,763	119,696
Contributed surplus	3,049,386	3,046,896
Retained earnings	843,577	558,225
Treasury stock, at cost	(107,603)	(119,697)
Accumulated other comprehensive income	(128,826)	(74,060)
Net result for the year	336,690	330,341
Shareholders’ equity	4,112,987	3,861,401
Total liabilities, minority interests and shareholders’ equity	6,299,064	5,551,697

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2000	1999	1998

	(In thousands of US Dollars)
Cash flow provided by operating activities
Net result for the year	336,690	330,341	194,986
Depreciation	54,854	32,937	28,200
Amortization	95,141	18,302	12,630
Net loss (gain) on sale and write-down of non-current assets	(187)	(103)	3,867
Changes (net of acquisitions) in:
trade receivables, net	18,448	22,498	(527)
inventories, net	(31,855)	(14,265)	10,858
short-term deferred tax assets	(48,575)	(9,377)	(12,522)
other current assets	28,998	(20,683)	(14,055)
trade payables and accrued expenses	27,164	(26,985)	25,568
income tax payable	64,729	1,519	19,833
other current liabilities	40,495	109,576	(10,843)
deferred tax	(74,159)	13,283	(20,369)
other non-current assets	(3,426)	(12,810)	(1,223)
Other long-term liabilities	(12,861)	(80,385)	7,486
Cash flow provided by operating activities	495,456	363,848	243,889

Cash flow used in investing activities
Acquisitions	(400,557)	(1,176,978)	(43,789)
Purchases of tangible assets	(223,965)	(88,820)	(81,415)
Increase in deferred charges and intangible assets	(58,700)	(6,908)	(10,580)
Proceeds from the sale of non-current assets	582	88	854
Cash flow used in investing activities	(682,640)	(1,272,618)	(134,930)

Cash flow (used in) provided by financing activities
Increase in share capital, net of related costs	—	2,906,677	—
Issuance of long-term debt, net	774,539	123,425	17,255
Proceeds from the exercise of stock options and other movements	14,636	94,246	33,381
Dividends	(44,989)	(23,619)	(24,202)
Shares repurchased	—	—	(106,713)
Cash flow (used in) provided by financing activities	744,186	3,100,729	(80,279)

Increase in cash, net of short-term financial indebtedness	557,002	2,191,959	28,680
Effect of exchange rates on cash, net of short-term financial indebtedness	23,639	(9,177)	(5,500)
Cash from acquired companies	15,922	110,410	—

Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	2,404,840	111,648	88,468
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	3,001,403	2,404,840	111,648

Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	3,113,183	2,948,340	168,465
Bank overdrafts and short-term loans	(111,780)	(543,500)	(56,817)

Cash and cash equivalents, net	3,001,403	2,404,840	111,648

      Supplemental disclosures of cash flow information:

	2000	1999	1998

	(In thousands of US Dollars)
Cash paid during the period:
Interest expense	40,969	2,357	4,320
Income taxes	52,368	51,395	61,650
Cash flow from interest received	190,419	142,369	—

      Assets and liabilities in the businesses acquired were as follows:

	2000	1999	1998

	(In thousands of US Dollars)
Fixed assets	39,873	169,262	—
Trade receivables	16,261	199,956	—
Inventory	56,062	88,532	—
Trade payables	(27,620)	(254,679)	—
Other liabilities, net	(15,643)	(17,457)	—

	68,933	185,614	—
Cash and cash equivalents	15,922	110,410	—
Financial payables	(1,711)	(18,841)	—
Effect of exchange rates	428	9,601	—

	83,572	286,784	—
Goodwill and trademarks, net of deferred taxes	336,269	937,577	—
Cost of acquisitions	419,841	1,224,361	—
Amount to be paid as at the year end	(19,284)	(47,383)	—
Amount paid as at the year end	400,557	1,176,978	—

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

						Accumulated
					Treasury	other	Net result
	Number of	Share	Contributed	Retained	stock, at	comprehensive	for the
	shares	capital	surplus	earnings	cost	income	year	Total

	(In thousands of US Dollars, except number of shares)
Balance at January 31, 1998	59,425,300	73,201	79,717	223,060	(40,058)	(64,540)	189,440	460,820
Appropriation of result for 1997	—	—	—	165,238	—	—	(165,238)	—
Dividends	—	—	—	—	—	—	(24,202)	(24,202)
Shares issued for options exercise	1,230,574	1,432	28,589	—	—	—	—	30,021
Shares released from treasury for options exercise	121,426	—	(2,172)	—	5,532	—	—	3,360
Shares repurchased	(2,266,600)	—	—	—	(100,269)	—	—	(100,269)
Net income for 1998	—	—	—	—	—	—	194,986	194,986
Foreign currency adjustments (including tax of US$1.1 million)	—	—	—	—	—	12,512	—	12,512
Comprehensive income	—	—	—	—	—	—	—	207,498

Balance at January 31, 1999	58,510,700	74,633	106,134	388,298	(134,795)	(52,028)	194,986	577,228
Appropriation of result for 1998	—	—	—	171,367	—	—	(171,367)	—
Dividends	—	—	—	—	—	—	(23,619)	(23,619)
Shares issued to PPR	39,007,133	43,085	2,882,451	—	—	—	—	2,925,536
Shares issued for option exercise	1,884,884	1,978	76,158	—	—	—	—	78,136
Shares released from treasury for options exercise	345,741	—	1,012	—	15,098	—	—	16,110
Capital increase expenses	—	—	(18,859)	—	—	—	—	(18,859)
Other	—	—	—	(1,440)	—	—	—	(1,440)
Net income for 1999	—	—	—	—	—	—	330,341	330,341
Foreign currency adjustments (including tax of US$1.0 million)	—	—	—	—	—	(22,032)	—	(22,032)
Comprehensive income	—	—	—	—	—	—	—	308,309

Balance at January 31, 2000	99,748,458	119,696	3,046,896	558,225	(119,697)	(74,060)	330,341	3,861,401
Appropriation of result for 1999	—	—	—	285,352	—	—	(285,352)	—
Dividends	—	—	—	—	—	—	(44,989)	(44,989)
Shares issued for option exercise	69,812	67	4,258	—	—	—	—	4,325
Shares released from treasury for options exercise	260,479	—	1,035	—	11,376	—	—	12,411
Other	16,456	—	(2,803)	—	718	—	—	(2,085)
Net income for 2000	—	—	—	—	—	—	336,690	336,690
Foreign currency adjustments (including tax of US$(1.0) million)	—	—	—	—	—	(54,766)	—	(54,766)
Comprehensive income	—	—	—	—	—	—	—	281,924

Balance at January 31, 2001	100,095,205	119,763	3,049,386	843,577	(107,603)	(128,826)	336,690	4,112,987

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Activities of the Group

      The Group is engaged in the design, manufacture and distribution of personal luxury accessories, apparel, watches, jewelry, perfumes, cosmetics and skincare products. It distributes its products through directly-operated stores, franchisees, duty-free and department and specialty stores and licenses the use of its trademarks for eyewear, fragrances and ready-to-wear fashion and other products.

(2)	Acquisitions

      In May 2000, the Group acquired a 65% interest in a joint venture with FJ Benjamin Holdings Ltd., for the exclusive distribution of Gucci, Yves Saint Laurent and Sergio Rossi products in Singapore, Malaysia and Australia.

      In June 2000, the Group acquired 100% of Boucheron International Sarl, the holding company of the Boucheron Group (“Boucheron”). Boucheron manufactures and distributes perfumes, jewelry and watches under the Boucheron trademark.

      In October 2000, the Group acquired the business unit Zamasport Servizi (“Zama”), responsible for managing the production and distribution of Gucci branded women’s ready-to-wear, from the Zamasport Group, which until the acquisition had been the Gucci Division’s women’s ready-to-wear licensee.

      In December 2000, the Group acquired 85% of Bédat Group Holding SA, the holding company of the Bédat Group (“Bédat”). The Bédat Group manufactures and distributes watches under its trademark.

      During the year the Group made other smaller acquisitions.

      The total price of all acquisitions during the year, including professional fees and ancillary costs, was approximately US$419.8 million.

      The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets (including trademarks) and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amount of US$240.7 million has been recorded as goodwill, which will be amortized in periods up to 20 years.

(3)	Summary of significant accounting policies

      The Group’s accounting policies comply with standards set forth by the International Accounting Standards Committee.

      The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

     Principles of consolidation

      The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group’s share of equity.

      In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

      All significant intercompany balances, transactions and unrealized profits and losses are eliminated.

      The balance sheets of subsidiaries denominated in foreign currencies are translated into US Dollars using year-end exchange rates, while average exchange rates for the year are used for the translation of the

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders’ equity using exchange rates at the close of the period rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders’ equity.

      Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

     Cash and cash equivalents

      The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

     Receivables and payables

      Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of intercompany long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in accumulated other comprehensive income (see Note 14).

     Hedging

      The Group enters into transactions, including derivative transactions, to manage its foreign exchange exposure related to anticipated future net cash flows in certain currencies other than the US Dollar. The exchange differences arising from the forward purchase or sale of currencies are analyzed into two components. The difference between the spot and forward exchange rates at the date of inception of the contract is amortized to financial income or expense over the period of the contract. The exchange difference between the value of the contract at inception and the value at each reporting date is deferred until the related net revenues or expenses are realized, at which time the difference is credited or charged to revenues or expenses.

      Exchange differences related to financial instruments designated as hedges of future anticipated transactions are deferred until their related transactions are realized. Options purchased or sold (in combination with a purchase option) as hedges of future anticipated transactions are recorded at cost and re-valued at market at each balance sheet date. The gain or loss is deferred until the related hedged transactions are realized. Gains and losses from transactions designated as hedges are classified in the statements of income and cash flows in the same revenue and expense categories as the hedged items.

      If a hedging instrument is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If a derivative instrument ceases to meet the criteria for deferral accounting, any subsequent gains or losses are currently recognized in income.

     Inventories

      Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail or average cost methods for retail inventories and average cost method for production and wholesale inventories.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property, plant and equipment

      Property, plant and equipment are carried at historical cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the fixed assets or term of the lease. The applicable depreciation rates are as follows:

Buildings	2%-6%
Plant and production equipment	7%-18%
Furniture and fixtures	10%-20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10%-22%

      Land is not depreciated.

      When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

     Leases

      Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

     Goodwill, trademarks, other intangible assets and deferred charges

      Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired business at the date of acquisition and is expensed over its estimated useful life using the straight-line method of amortization.

      Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

      Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

      The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

     Pension liabilities and severance indemnities

      Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

     Stock options

      Stock options are generally granted to employees and directors at exercise prices equal to or greater than the market price at the time of grant. In exceptional circumstances, options may be granted at strike prices below market price on the date of grant.

      Upon grant no effects of such options are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders’ equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the average value of treasury shares is recorded as a change in contributed surplus.

      In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group’s common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

     Income taxes

      The provision for current income taxes is based on estimated taxable income. Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

      A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

     Communication expenses

      Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

     Net income per share

      Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Store opening/closing costs

      Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage,

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to income.

Recognition of revenues

      Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues.

Reclassifications

      Certain amounts in the 1998 and 1999 financial statements have been reclassified to conform with the 2000 presentation.

Use of estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional information

      The companies included in the consolidated financial statements at January 31, 2001 are listed in Note 25.

      The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each company at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

      Fiscal years of the Group ended on January 31, 1999, 2000 and 2001.

      All references to “financial statements” in these notes are to the “consolidated” financial statements for all periods, unless otherwise indicated.

      Amounts included in the financial statements and notes are stated in thousands of United States Dollars except percentages and net income per share and share amounts and where otherwise noted.

      All references to the “Group” or the “Company” relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4)	Changes in accounting principles

      During the current period no new accounting principles were adopted. As mentioned in note 4 to the 1999 Annual Report, International Accounting Standard (IAS) 22 (Revised 1998) “Business Combinations”, IAS 36 “Impairment of Assets”, IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and IAS 38 “Intangible Assets”, which should have been adopted starting from the current year, have been adopted by the Group since February 1, 1999.

(5)	Segment information

      The Group has four operating segments: “Gucci Division (excluding Timepieces)”, “Gucci Timepieces”, “YSL Beauté” and “Other operations”. Gucci Division (excluding Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci Timepieces division. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci and Boucheron brand perfume. Other

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations includes revenues from operations, which are not individually material. The segment “Corporate” includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

      The following table presents information about the Company by segment of activity:

	2000	1999	1998

Gucci Division (excluding Timepieces)
Revenues from external customers	1,293,855	987,475	853,670
Revenues from other segments	26,297	23,052	25,670
Total revenues	1,320,152	1,010,527	879,340
Operating profit before goodwill and trademark amortization	326,434	217,910	195,366
Goodwill and trademark amortization	8,751	1,047	689
Operating profit after goodwill and trademark amortization	317,683	216,863	194,677
Depreciation	42,063	36,914	30,806
Assets	719,112	590,518	482,432
Liabilities	240,644	180,953	156,844
Capital expenditures	148,848	86,720	82,640

Gucci Timepieces
Revenues from external customers	197,967	199,493	188,805
Revenues from other segments	18,116	13,073	10,397
Total revenues	216,083	212,566	199,202
Operating profit before goodwill and trademark amortization	78,143	75,558	63,647
Goodwill and trademark amortization	5,803	5,763	5,759
Operating profit after goodwill and trademark amortization	72,340	69,795	57,888
Depreciation	1,891	1,329	1,523
Assets	254,910	184,486	169,225
Liabilities	44,816	29,778	33,371
Capital expenditures	19,724	3,693	3,762

YSL Beauté
Revenues from external customers	535,346	31,661	n/a
Revenues from other segments	715	58	n/a
Total revenues	536,061	31,719	n/a
Operating profit (loss) before goodwill and trademark amortization	43,063	(3,506)	n/a
Goodwill and trademark amortization	37,199	1,588	n/a
Operating profit (loss) after goodwill and trademark amortization	5,864	(5,094)	n/a
Depreciation	10,707	615	n/a
Assets	974,175	1,181,564	n/a
Liabilities	219,138	223,485	n/a
Capital expenditures	13,188	2,863	n/a

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2000	1999	1998

Other operations
Revenues from external customers	231,343	17,517	n/a
Revenues from other segments	1,803	—	n/a
Total revenues	233,146	17,517	n/a
Operating profit (loss) before goodwill and trademark amortization	(1,956)	173	n/a
Goodwill and trademark amortization	31,465	1,115	n/a
Operating (loss) after goodwill and trademark amortization	(33,421)	(942)	n/a
Depreciation	8,971	592	n/a
Assets	983,064	591,726	n/a
Liabilities	176,007	100,328	n/a
Capital expenditures	20,142	290	n/a

Corporate
Operating costs	(35,784)	(13,005)	(8,979)
Depreciation	3,145	2,276	2,053
Assets	195,554	218,176	28,174
Liabilities	205,442	246,555	27,059
Capital expenditures	80,763	2,162	5,593

Eliminations
Revenues from other segments	(46,931)	(36,183)	(36,067)
Operating (loss) before goodwill and trademark amortization	(1,501)	(3,936)	(3,486)
Operating (loss) after goodwill and trademark amortization	(1,501)	(3,936)	(3,486)
Assets	(137,508)	(268,233)	(28,652)
Liabilities	(237,163)	(247,816)	(24,974)

Consolidated
Revenues from external customers	2,258,511	1,236,146	1,042,475
Operating profit before goodwill and trademark amortization	408,399	273,194	246,548
Goodwill and trademark amortization	83,218	9,513	6,448
Operating profit after goodwill and trademark amortization	325,181	263,681	240,100
Depreciation	66,777	41,726	34,382
Segment assets	2,989,307	2,498,237	651,179
Unallocated assets	3,309,757	3,053,460	262,966
Consolidated total assets	6,299,064	5,551,697	914,145
Segment liabilities	648,884	533,283	192,300
Unallocated liabilities	1,515,163	1,151,537	141,286
Consolidated total liabilities	2,164,047	1,684,820	333,586
Capital expenditures	282,665	95,728	91,995

      Corporate capital expenditures include US$70 million for the acquisition of a building in Milan which in the future will be used by several segments.

      As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents information about the Company by geographic area:

	2000	1999	1998

United States
Revenues from external customers	537,451	344,315	291,664
Assets	291,702	198,526	142,062
Capital expenditures	68,628	37,786	28,487

Italy
Revenues from external customers	283,563	159,237	134,831
Assets	497,994	397,266	308,936
Capital expenditures	111,279	22,135	37,415

France
Revenues from external customer	205,669	31,347	25,596
Assets	1,783,621	1,683,782	16,342
Capital expenditures	21,410	7,311	2,630

Rest of Europe
Revenues from external customers	403,565	184,033	149,559
Assets	566,404	269,690	262,508
Capital expenditures	52,831	9,942	17,939

Japan
Revenues from external customers	399,093	257,156	233,662
Assets	151,014	129,873	85,413
Capital expenditures	9,858	16,949	1,585

Rest of Asia
Revenues from external customers	295,474	220,384	179,949
Assets	108,653	61,475	59,995
Capital expenditures	18,606	1,581	3,939

Rest of world
Revenues from external customers	133,696	39,674	27,214
Assets	7,982	3,459	2,947
Capital expenditures	53	24	—

Eliminations
Assets	(418,063)	(245,834)	(227,024)

Consolidated
Revenues from external customers	2,258,511	1,236,146	1,042,475
Segment assets	2,989,307	2,498,237	651,179
Unallocated assets	3,309,757	3,053,460	262,966
Consolidated total assets	6,299,064	5,551,697	914,145
Capital expenditures	282,665	95,728	91,995

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assets in France include US$1,322.4 million of intangible assets (goodwill and trade-marks) which relate to global operations; it is not possible to allocate these values to individual geographic segments.

      Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

      Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

(6)     Inventories, Net

      Inventories, net of allowances for excess and obsolete items, at January 31, 2001 and 2000 consisted of the following:

	2000	1999

Finished goods	241,069	175,443
Work in progress	17,628	19,386
Raw materials	71,896	55,887
Inventories, net	330,593	250,716

(7)	Other Current Assets

      Other current assets at January 31, 2001 and 2000 consisted of the following:

	2000	1999

VAT & other taxes	95,443	66,055
Prepaid expenses	40,786	41,267
Deferred hedge transactions	24,153	17,648
Prepaid tax	5,225	—
Other	41,826	26,161
Other current assets	207,433	151,131

(8)     Property, Plant and Equipment, Net

      Property, plant and equipment at January 31, 2001 and 2000 consisted of the following:

	2000	1999

Land	75,166	14,801
Buildings	124,293	85,384
Plant and production equipment	57,365	55,478
Furniture and fixtures	72,096	62,131
Leasehold improvements	174,065	136,560
Electronic office machines	34,891	21,147
Construction in progress	41,063	26,363
Other	14,005	7,923
Gross property, plant and equipment	592,944	409,787
Accumulated depreciation	(118,942)	(94,882)
Property, plant and equipment, net	474,002	314,905

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in property, plant and equipment were as follows:

Cost	2000	1999

Opening balance	409,787	269,775
Additions	223,965	88,820
Acquisitions	14,069	103,559
Disposals	(34,713)	(31,836)
Currency translation	(20,164)	(20,531)
Closing balance	592,944	409,787

Accumulated Depreciation	2000	1999

Opening balance	94,882	96,873
Charge for the year	54,854	32,937
Disposals	(27,721)	(28,197)
Currency translation	(3,073)	(6,731)
Closing balance	118,942	94,882

      Additions to land, buildings and construction in progress include two properties in Milan, Italy. One was acquired outright and the other has been leased for a long term and accounted for as a capital lease. These properties will be used for retail, showroom and office space for several of the Group’s brands.

(9)     Goodwill, Trademarks, Other Intangible Assets and Deferred Charges, Net

      Trademarks and accumulated amortization at January 31, 2001 and 2000 consisted of the following:

		Accumulated
	Gross	Amortization	2000 Net	1999 Net

Yves Saint Laurent	839,093	43,633	795,460	903,030
Other brands	296,896	13,346	283,550	160,717
Total trademarks	1,135,989	56,979	1,079,010	1,063,747

      The movements in trademarks were as follows:

Cost	2000	1999

Opening balance	1,066,014	—
Acquisitions	149,217	1,066,014
Currency translation	(79,242)	—
Closing balance	1,135,989	1,066,014

Accumulated amortization	2000	1999

Opening balance	2,267	—
Charge for the year	55,371	2,267
Currency translation	(659)	—
Closing balance	56,979	2,267

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in goodwill were as follows:

Cost	2000	1999

Opening balance	394,900	127,082
Acquisitions	240,716	268,943
Adjustments to prior year value	(61,924)	(1,024)
Currency translation	(18,835)	(101)
Closing balance	554,857	394,900

Accumulated Amortization	2000	1999

Opening balance	14,751	7,505
Charge for the year	27,847	7,246
Currency translation	936	—
Closing balance	43,534	14,751

      During the current year the final allocation of the purchase price of prior year acquisitions (YSL Beauté, Yves Saint Laurent and Sergio Rossi) to identified assets and liabilities of the acquired companies resulted in the decrease of goodwill amounting to US$61.9 million.

      Other intangible assets consisted of the following:

	2000	1999

Store lease acquisitions	42,478	37,597
Software	25,236	19,141
Licenses repurchased	43,353	3,154
Other	26,442	12,216
Intangible assets, gross	137,509	72,108
Accumulated amortization	(27,268)	(18,763)
Intangible assets, net	110,241	53,345

      The movements in other intangible assets were as follows:

Cost	2000	1999

Opening balance	72,108	51,285
Additions	58,700	6,908
Acquisitions	1,987	19,803
Disposals	(6,204)	(1,173)
Reclassifications	18,075	—
Currency translation	(7,157)	(4,715)
Closing balance	137,509	72,108

Accumulated amortization	2000	1999

Opening balance	18,763	13,244
Charge for the year	11,923	8,789
Disposals	(2,980)	(1,095)
Currency translation	(438)	(2,175)
Closing balance	27,268	18,763

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)     Bank Overdrafts and Short-term Loans

      Bank overdrafts and short-term loans at January 31, 2001 consisted primarily of short-term loans denominated in Euro and US Dollars bearing interest at various rates averaging approximately 5.27% per annum (3.24% in 1999). On July 28, 2000, the Euro denominated bridge financing (US$489.7 as at January 31, 2000) was reimbursed.

     Credit Lines

On July 21, 2000, the Group signed a syndicated loan agreement providing for two multi–currency revolving credit facilities of Euro 333 million and Euro 667 million, respectively. Terms and conditions of these facilities are summarized as follows:

Expiration
	Date	Interest Rate Per Annum	Commitment Fee Per Annum

Facility A	20/07/2001	Libor + 0.25%	0.0833% on the undrawn portion
Facility B	21/07/2005	Libor + 0.275% in year 1 — 3	0.1375% on the undrawn portion
		Libor + 0.30% in year 4 — 5	0.15% on the undrawn portion

      Under the agreement the Company has an option to extend Facility A for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. Should the option be exercised, the loan would bear interest at Libor plus 0.275% per annum and would be entirely repayable on July 20, 2002.

      At January 31, 2001, US$569.2 million was drawn against Facility B and US$244.4 million against Facility A. As the Company intends to renew this loan periodically and to exercise the option with respect to Facility A, these loans have been classified as a long term financial payables.

      At January 31, 2001, the Group had additional available lines of credit, which were not firm commitments, totaling US$298.4 million (US$267.1 million as at January 31, 2000).

      During the period the Company terminated the multi-currency revolving credit facility of US$200 million, against which US$96.2 million was drawn as at January 31, 2000.

(11)     Income Taxes

      Income tax expense for 2000, 1999 and 1998 was as follows:

	2000	1999	1998

Current	139,470	56,137	54,182
Deferred	(94,670)	6,651	(12,540)
Income tax expense	44,800	62,788	41,642

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2000	1999	1998

Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(18.1)%	(10.2)%	—
Effect of different statutory rates applicable to operating subsidiaries	(7.0)%	(11.7)%	(18.3%)
Effect of tax rate changes in France and Italy	(4.4)%	—	—
Non deductible expenses	5.2%	3.7%	1.8%
Benefit on exercise of stock options	(0.9)%	(0.7)%	(3.2%)
Benefit from tax losses brought forward	—	(0.9)%	—
Other	1.8%	0.7%	2.2%
Effective tax rate	11.6%	15.9%	17.5%

      Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2001 and 2000 were related to the following items:

		2000		1999
	Assets	Liabilities	Assets	Liabilities

Inventory	62,182	—	46,154	—
Intangible assets	41,920	325,095	15,063	368,588
Tangible assets	—	10,101	—	14,917
Net operating loss carry-forwards	38,714	—	12,515	—
Accrued compensation expenses	13,969	—	12,149	—
Accrued restructuring expenses	10,953	—	4,130	—
Depreciation and amortization	8,280	8,098	3,808	4,756
Accrued expenses	5,184	—	1,407	—
Non income taxes	2,840	—	4,854	—
Other	5,008	2,223	3,268	1,809
Deferred tax balances	189,050	345,517	103,348	390,070

      Deferred tax balances at January 31, 2001 and 2000, against which a valuation allowance has been provided, were as follows:

	2000	1999

Net operating loss carry-forwards	24,568	25,824
Other	—	23,876
Total	24,568	49,700
Valuation allowance	(24,568)	(49,700)

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At January 31, 2001, the Group had net operating loss carry-forwards, which expire as follows:

2002	1,709
2003	15,467
2004	2,111
2005 and beyond	80,388
Without expiration	27,386
Total	127,061

(12)     Long-Term Financial Payables

      Long-term financial payables at January 31, 2001 and 2000 consisted primarily of the following:

		Euro		CHF		Yen		Total
	Fixed	Floating	Fixed	Floating	Fixed	Floating	January 31,	January 31,
	Rate	Rate	Rate	Rate	Rate	Rate	2001	2000

Due in fiscal year:
2002	33,994	244,405	—	—	—	—	278,399	—
2003	652	—	—	—	—	—	652	96,201
2004	693	—	—	—	43,075	—	43,768	46,794
2005	738	520,408	—	31,580	—	17,230	569,956	—
beyond 2005	15,071	—	—	—	—	—	15,071	—
Total	51,148	764,813	—	31,580	43,075	17,230	907,846	142,995
Weighted average interest rate	5.25%	5.09%	—	3.63%	1.42%	0.81%	4.79%	2.05%

      The carrying value of long-term liabilities approximate fair value.

(13)     Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities at January 31, 2001 and 2000 consisted of the following:

	2000	1999

Staff leaving indemnity	34,325	34,540
Deferred compensation	2,027	1,678
Other	1,565	2,234
Pension liabilities and severance indemnities	37,917	38,452

      Pension liabilities and severance indemnities at January 31, 2001 and 2000 relate to employees in the following countries:

	2000	1999

Italy	13,783	12,781
France	17,720	16,843
Other	6,414	8,828
Pension liabilities and severance indemnities	37,917	38,452

      In Italy staff leaving indemnity is paid to all employees on termination of their employment.

      Each year, the Group accrues for each employee an amount partly based on the employee’s remuneration and partly based on the revaluation of the amounts previously accrued.

      The indemnity is an unfunded, but fully provided, liability.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

Discount rate	6%
Projected future remuneration increases	3%
Projected future employee turnover	2- 7%

      The movements in pension liabilities and severance indemnities were as follows:

	2000	1999

Opening balance	38,452	13,377
Accruals for the year	5,596	3,152
Acquisitions	1,080	25,961
Payments	(5,415)	(4,329)
Effects of changes in accounting principle	—	1,500
Currency translation	(1,796)	(1,209)
Closing balance	37,917	38,452

(14)     Shareholders’ Equity

Share Capital

      As of January 31, 2001 and 2000 the authorized share capital of Gucci Group N.V. amounts to NLG 500 million and is divided into 224,215,247 shares each with a par value of NLG 2.23, of which 102,627,703 and 102,557,891 were issued, respectively.

Dividends

      On May 9, 2000 the Supervisory Board approved a dividend of US$0.45 per share. Following approval of the Annual Accounts by the Annual General Meeting, the Company distributed a dividend from the result of the year 1999 of US$0.45 per share, which was paid between July and September 2000. The dividend per share distributed was US$0.40 per share in 1999.

Accumulated Other Comprehensive Income

      Movements in accumulated other comprehensive income account in 2000 and 1999 were as follows:

	2000	1999

Opening balance	(74,060)	(52,028)
Translation of opening net equity and consolidation adjustments	(39,395)	7,457
Translation of newly acquired companies	(6,470)	5,873
Translation of result for the period	(2,151)	(4,460)
Translation of long-term intercompany accounts receivable	(6,750)	(30,902)
Movement of the period	(54,766)	(22,032)
Closing balance	(128,826)	(74,060)

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Ownership Plan

      On February 18, 1999, pursuant to a newly adopted Employee Stock Ownership Plan (“ESOP”), the Company issued 20,154,985 new shares (the “Shares”) to Gucci Holdings B.V., a company owned by a Dutch foundation, for the benefit of the Company’s employees, in exchange for a Note and subject to the right of the Company to repurchase the Shares in exchange for the cancellation of the Note and payment of certain benefits to employees. On May 27, 1999, the Enterprise Chamber of Amsterdam Court of Appeals cancelled the resolution issuing the Shares. Notwithstanding the cancellation of the ESOP, in March 2000, the Company adopted a program to award the beneficiaries of the ESOP shares or cash equal to NLG 12,500,000 that they would have received had the ESOP continued to its expiration date, February 18, 2003. Because of the Enterprise Chamber’s cancellation order, the Shares were not reflected in the financial statements for the periods ended July 31, 1999, January 31, 2000 and July 31, 2000. On September 27, 2000, the Supreme Court of the Netherlands vacated the decision of the Enterprise Chamber, with the result that the ESOP was re-established. On November 8, 2000, the Company and the Dutch foundation agreed to terminate the ESOP and on November 10, 2000, Gucci Group N.V. purchased Gucci Holdings B.V., and thus the Shares for a consideration of one (1) guilder, plus further assurances that the affected employees will receive newly issued shares of the Company in lieu of the entire economic benefits that they would have received had the ESOP run its full term. Gucci Holdings B.V. will be merged into the Company. At the next Annual General Meeting, the Company will ask the shareholders to resolve to cancel the Shares owned by Gucci Holdings B.V., upon completion of the merger. The Company expects to issue in total approximately 96,000 shares in fulfillment of its commitment to the employees. The issuance of these shares will have no material impact on the Company’s net income or shareholders’ equity. The 20,154,985 shares were not reflected in the financial statements for the period ended January 31, 2001.

(15)     Stock option plan

      Under the Incentive Stock Option Plan, as of January 31, 2001, the Group was authorized to grant options or stock appreciation rights (“SARs”) from time to time with respect to up to a cumulative total of 14,514,444 common shares (8,514,444 as at January 31, 2000). Such options and SARs will generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

      During the year no share option or stock appreciation rights lapsed.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

		2000		1999		1998
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of the year	3,448,057	53.77	4,788,787	44.00	2,805,334	36.96
Granted	6,267,800	98.37	971,900	76.04	3,338,353	42.20
Exercised	330,291	50.67	2,230,625	42.25	1,352,000	24.75
Cancelled	4,517	62.22	82,005	60.18	2,900	64.50
Outstanding at the end of the year	9,381,049	83.67	3,448,057	53.77	4,788,787	44.00
Exercisable at the end of the year	3,109,836	57.26	1,758,895	44.96	1,273,658	46.05
Available for grant at the end of the year	738,626	N/A	1,001,909	N/A	377,456	N/A

      Additional information regarding options at January 31, 2001, was as follows:

	Options Outstanding		Options Exercisable

		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual Life	Exercise	Number	Exercise
Exercise Price	Outstanding	(months)	Price	Exercisable	Price

22.00 — 39.688	661,218	83	38.026	566,178	37.89
40.00 — 43.656	666,000	84	43.61	577,000	43.65
45.00 — 55.625	734,300	84	47.56	595,500	47.64
62.50 — 69.50	525,281	92	66.19	117,158	66.67
71.00 — 78.685	1,623,500	111	75.61	1,184,500	75.11
81.75 — 87.99	1,008,750	110	86.89	35,500	85.28
88.028 — 110.00	3,152,000	113	99.75	32,000	94.00
119.688 — 135.00	1,010,000	113	134.85	2,000	119.69
Total	9,381,049	N/A	83.67	3,109,836	57.26

(16)     Net Revenues

      Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent brand for various products.

      Royalties related to the following trademarks:

	2000	1999	1998

Gucci	40,234	29,236	26,004
Yves Saint Laurent	32,716	4,477	—
Other	83	—	—
Total	73,033	33,713	26,004

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)     Selling, General and Administrative Expenses

      Selling, general and administrative expenses in 2000, 1999 and 1998 were as follows:

	2000	1999	1998

Store	336,263	242,623	198,505
General and administrative	348,608	167,053	133,354
Communication	242,255	94,546	80,100
Selling	154,636	31,854	18,545
Warehouse	41,928	18,129	15,959
Marketing & Promotions	18,238	1,916	—
Royalties expense	11,238	1,133	—
Research & Development	7,095	603	—
Selling, general and administrative expenses	1,160,261	557,857	446,463

(18)     Financial Income, Net

      Financial income, net, in 2000, 1999 and 1998 consisted of the following:

	2000	1999	1998

Interest income (expenses), net	152,059	137,632	(198)
Financial income (expenses) from hedging transactions	(5,399)	(3,059)	426
Other	391	(946)	98
Financial income, net	147,051	133,627	326

(19)     Commitments and Contingencies

Leases

      Annual future minimum fixed rental payments under non-cancellable operating leases as of January 31, 2001, were as follows:

	Store	Other	Total

2001	46,237	22,331	68,568
2002	46,298	19,994	66,292
2003	40,759	15,531	56,290
2004	33,915	13,160	47,075
2005	28,757	10,501	39,258
Thereafter	124,662	38,597	163,259
Total	320,628	120,114	440,742

      In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total store rent expense for 2000, 1999 and 1998 was as follows:

	2000	1999	1998

Fixed rent	50,430	39,173	27,167
Variable rent	80,692	64,561	53,866
Total store rent	131,122	103,734	81,033

Supply Contracts

      The Group’s leather goods are assembled by unrelated subcontractors. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to three years.

      The total amount of the future commitments related to these agreements at January 31, 2001, was as follows:

2002	42,331
2003	22,221
2004	2,880
Total	67,432

Litigation

      The Company’s shareholder and competitor, LVMH, has filed an action in the Enterprise Chamber of the Amsterdam Court of Appeals challenging the Company’s strategic alliance with PPR. On May 27, 1999, the Enterprise Chamber denied any relief with respect to the PPR transaction and dismissed the complaint. On June 21, 1999, LVMH renewed its complaint regarding the PPR transaction in the District Court of Amsterdam and on July 27, 1999, appealed to the Supreme Court of The Netherlands the decision of the Enterprise Chamber. On March 10, 2000, LVMH filed a further complaint in the District Court of Amsterdam seeking damages in connection with the PPR transaction. On September 27, 2000, the Supreme Court of The Netherlands vacated the decision of the Enterprise Chamber on procedural grounds. On November 27, 2000, LVMH renewed its claim before the Enterprise Chamber. On March 8, 2001, the Enterprise Chamber ordered an inquiry into the Company’s establishment on February 18, 1999 of an Employee Stock Ownership Plan (see note 14) and into the timing and substance of the Gucci Group — PPR alliance. The Group intends to fully cooperate with the inquiry. At present it is not possible to predict the outcome of this litigation. As of January 31, 2001, the Group’s management and legal advisors consider that the other minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Group.

Hedging Contracts

      During 2000 and prior years, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the US Dollar.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The notional values of the contracts outstanding at January 31, 2001 and 2000 are the following:

		Combination
2000	Forward	Options	Total

Euro	401,071	171,410	572,481
English Pound	8,094	—	8,094
Japanese Yen	85,539	166,483	252,022
Total	494,704	337,893	832,597

		Combination
1999	Forward	Options	Total

Euro	183,959	—	183,959
English Pound	16,671	—	16,671
Japanese Yen	—	146,781	146,781
Total	200,630	146,781	347,411

      At January 31, 2001, the unrealized net gain of US$7.6 million, resulting from the comparison of the notional value of the outstanding contracts as of that date with their fair market value, has been deferred and will be recorded in the periods in which the related transactions are realized. The fair market value has been estimated by reputable financial institutions.

      Subsidiaries of the Group entered into forward contracts in relation to trade accounts receivable and financial receivables, denominated in the currencies indicated below.

      The contracts outstanding at January 31, 2001 and 2000 were as follows:

Currencies	2000	1999

Euro	138,907	76,546
Japanese Yen	32,613	27,484
English Pound	15,910	13,129
Other currencies	53,693	23,632
Total	241,123	140,791

      All contracts mature at various dates from February 2001 to January 2002.

      All contracts are entered into with major financial institutions and consequently the Group does not expect default by the counter-parties.

(20)     Additional Disclosures

Employee Remuneration

      Remuneration in 2000, 1999 and 1998 consisted of the following:

	2000	1999	1998

Salaries and wages	358,352	171,038	129,961
Social contributions	68,959	21,163	17,213
Pension and severance indemnities	7,807	4,962	4,479
Total remuneration	435,118	197,163	151,653

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Number of Employees

      The average number of employees during 2000, 1999 and 1998 was as follows:

	2000	1999	1998

Managers	833	337	261
White-collar staff	4,909	2,600	1,941
Blue-collar staff	3,150	571	458
Total average number of employees	8,892	3,508	2,660

      The number of employees on January 31, 2001 and 2000 was as follows:

	2001	2000

Managers	900	920
White-collar staff (without temporary staff)	5,486	4,580
Blue-collar staff	2,837	2,408
Total number of employees at year-end	9,223	7,908

Directors’ Emoluments

      The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2000, 1999 and 1998 amounting to US$4.7 million, US$3.4 million and US$4.4 million, respectively.

(21)     Quarterly Information (Unaudited)

      The following table shows financial results by quarter:

2000	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full Year

Net revenues	530,683	496,905	614,998	615,925	2,258,511
Gross profit	359,979	344,388	421,852	442,441	1,568,660
Operating profit	65,525	64,106	111,492	84,058	325,181
Net income	46,633	80,970	114,125	94,962	336,690
Net income per share — basic	0.47	0.81	1.14	0.95	3.37
Net income per share — diluted	0.46	0.80	1.12	0.93	3.31

1999	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full Year

Net revenues	270,017	260,884	305,955	399,290	1,236,146
Gross profit	179,259	172,899	202,032	276,861	831,051
Operating profit	59,410	53,480	67,275	83,516	263,681
Net income	60,228	76,383	96,037	97,693	330,341
Net income per share — basic	0.79	0.78	0.99	0.99	3.55
Net income per share — diluted	0.77	0.77	0.97	0.97	3.48

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(22)	Reconciliation with Accounting Principles Generally Accepted in the United States

      The Group’s accounting policies differ in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”), as follows:

Restructuring Charges, Net of Tax

      In accordance with IAS rules, the Group did not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charged such costs to expense in the current period. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Stock Options Granted Below Market Value

      Prior to year 2000, the Supervisory Board contracted to grant stock options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorized these stock options. In accordance with U.S. GAAP, when an Option Plan is subject to the approval of the shareholders meeting, the options are accounted for as if granted on the AGM date. As, on the AGM date, the exercise price of certain of these options was below the fair market value of the shares, the difference between the exercise price and the fair market value is accounted for as employee compensation under U.S. GAAP over the applicable vesting period of each grant.

Goodwill and Trademark Amortization, Net of Tax

      As required by IAS the Group amortizes goodwill and acquired trademarks over the maximum period allowed of 20 years. When the useful life of such assets is greater than 20 years, for U.S. GAAP purposes the Group amortizes them over periods up to 40 years. In 1999 this difference was not material.

Hedging

      The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the US Dollar. Certain of these transactions are entered into in respect of future revenues and expenses, which are not covered by firm commitments. As permitted by IAS, the Company defers the unrealized gains or losses on such hedges until the related revenues and expenses are realized. Under U.S. GAAP, such unrealized gains or losses must be included in the determination of net income.

Deferred Taxation on Elimination of Intercompany Profit

      As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized intercompany profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Stock Options

      As described in Note 3, the Group reports the tax benefits which arise upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit derives from transactions involving the Company’s shares, U.S. GAAP requires that this benefit be credited directly to shareholders’ equity.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized below are the adjustments to net income that would be required if U.S. GAAP had been applied instead of IAS:

Net Income	2000	1999	1998

Net income as reported in the consolidated statement of income	336,690	330,341	194,986
Items increasing (decreasing) reported net income:
Restructuring charges, net of tax	57,660	—	—
Stock options granted below market value	(31,054)	—	—
Goodwill and trademarks amortization, net of tax	22,075	—	—
Net unrealized exchange gain (loss) on hedge transactions, net of tax	17,143	(3,300)	(6,560)
Deferred taxation on elimination of intercompany profit	6,259	(5,150)	—
Tax deduction on stock options exercise	(3,387)	(2,914)	(7,526)

Net income in accordance with U.S. GAAP	405,386	318,977	180,900
Basic net income per share in accordance with U.S. GAAP	4.06	3.43	3.10
Diluted net income per share in accordance with U.S. GAAP	3.99	3.36	3.04

Shareholders’ Equity	2000	1999

Shareholders’ equity as reported in the consolidated balance sheet	4,112,987	3,861,401
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges, net of tax	57,660	—
Goodwill and trademark amortization, net of tax	22,075	—
Net unrealized exchange gain (loss) on hedge transactions, net of tax	7,283	(9,860)
Deferred taxes on elimination of intercompany profit	(10,975)	(16,509)
Shareholders’ equity in accordance with U.S. GAAP	4,189,030	3,835,032

Pro-Forma Income Statement (Unaudited)

      During 2000 and 1999 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 1999, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, the income statements for the two years ended January 31, 2001 would have reflected the following amounts:

	2000	1999

Net revenues	2,291,180	2,096,819
Goodwill and trademark amortization	54,651	47,309
Operating profit	336,997	257,546
Net income	389,714	257,401
Net income per share of common stock — diluted	3.84	2.71

      Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 1999.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Stock-Based Compensation

      For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method. Accordingly, as the Incentive Stock Option Plan generally provides that the exercise price is equal to or greater than the market price at the date of grant, no compensation expense has been recognized for the options granted under this plan.

      Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options’ fair value at the respective grant dates for awards under the stock option plans, are presented below:

	2000	1999	1998

Net income	336,294	303,863	153,386
Net income per share — basic	3.37	3.27	2.63
Net income per share — diluted	3.31	3.20	2.58

      The weighted average grant-date fair value of options granted in 2000, 1999 and 1998 for the Incentive Stock Option Plan was US$36.04, US$28.18 and US$13.29, respectively. The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2000	1999	1998

	Incentive	Incentive	Incentive
Risk-free interest rate	6.46%	5.68%	5.43%
Expected life (years)	2.6	3.5	3.2
Volatility	55.0%	43.6%	45.0%
Dividend yield	0.48%	0.54%	0.80%

(23)     Recently issued accounting standards

      In December 1998, International Accounting Standard (IAS) 39, “Financial Instruments: Recognition and Measurement”, and in June 1998, Statement of Financial Accounting Standards (SFAS) No.133, “Accounting for Derivative Instruments and Hedging Activities”, were issued by the International Accounting Standards Committee (IASC) and the Financial Accounting Standards Board (FASB), respectively. These Standards revise the existing requirements regarding the recognition and measurement of financial instruments. These Standards require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair values of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether or not a derivative is designated as a hedge transaction.

      The Company will initially apply these Standards in the year commencing February 1, 2001.

(24)     Subsequent events

      On February 26, 2001, the Group acquired 66.67% of interest in Bottega Veneta through a capital increase of approximately US$96.2 million and the purchase of shares from the current shareholders for approximately US$60.6 million. Bottega Veneta manufactures and sells luxury leather products, shoes and accessories.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(25)     Consolidated Companies

      The consolidated companies at January 31, 2001 are shown in the following table (unless otherwise stated, the Company’s interest is 100% or almost 100% as of January 31, 2001):

Gucci Division and Gucci Timepieces

Region Registered Office

Europe
Guccio Gucci S.p.A.(*)(**)	Florence, Italy
Gucci Logistica S.p.A.(*)(**)	Florence, Italy
Gucci Italia S.p.A.(*)(**)	Florence, Italy
G.F. Services S.r.l.(**)	Milan, Italy
Gucci Immobiliare Leccio srl (64%)	Florence, Italy
G.F. Logistica S.r.l.(*)	Milan, Italy
Luxury Goods France S.A.(*)	Paris, France
Gucci Limited(*)	London, Great Britain
Gucci Group (Germany), Gmbh(*)(**)	Neustadt, Germany
Luxury Goods International S.A.(*)	Cadempino, Switzerland
Gucci Finance S.A.(**)	Cadempino, Switzerland
Gucci Belgium S.A.(*)(**)	Brussels, Belgium
La Meridiana Fashion S.A.	Brussels, Belgium
Gucci Campo S.L.(*)	Madrid, Spain
Gucci S.a.m.(*)(**)	Montecarlo, Monaco
Gucci Austria Gmbh(*)(**)	Vienna, Austria
Luxury Timepieces International S.A.(*)	Neuchatel, Switzerland
Les Montres Boucheron S.A.(*)	Geneva, Switzerland
Gucci Netherlands B.V.(*)(**)	Amsterdam, The Netherlands
Gucci Outlet S.r.l.(*)(**)	Florence, Italy
Capri Group S.r.l.(*) (75%)	Naples, Italy
Gucci Venezia S.p.A.(*) (51%)	Venice, Italy
Gucci International N.V.(**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG Holding S.a.r.l.(**)	Paris, France
Gucci Luxembourg S.A.(**)	Luxembourg
Gucci Timepieces (U.K.) Ltd(*)(**)	London, Great Britain
GU.MA. S.r.l	Rome, Italy
Gucci Services Limited(**)	London, Great Britain
Gucci Participation B.V.(**)	Amsterdam, The Netherlands
Gucci Holdings B.V.(**)	Amsterdam, The Netherlands

North America
Gucci North American Holdings, Inc.(**)	Delaware, U.S.A.
Gucci America, Inc.(*)	New York, U.S.A.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gucci Shops of Canada, Inc.	New Brunswick, Canada
Gucci Timepieces (Canada), Inc.(*)(**)	Ontario, Canada

Asia
Gucci Japan Limited(*)(**)	Tokyo, Japan
Gucci Company Limited(*)(**)	Hong Kong, China
Gucci Thailand Co, Ltd(**)	Bangkok, Thailand
Gucci Guam, Inc.(*)	Tumon, Guam
Gucci Korea Ltd(*)(**)	Seoul, Korea
Gucci Taiwan Limited(*)(**) (80.4%)	Taipei, Taiwan
Gucci Timepieces (Hong Kong) Limited(*)(**)	Hong Kong, China
Gucci (Malaysia) Sdn Bhd(*) (65%)	Kuala Lampur, Malaysia
Gucci Singapore Pte Limited(*) (65%)	Singapore, Singapore
Gucci Australia PTY Limited(*) (65%)	Victoria, Australia

Rest of World
Gemini Aruba N.V	Aruba, Netherlands Antilles

Yves Saint Laurent
Region Registered Office

Europe
Yves Saint Laurent S.A.S(*)	Paris, France
Yves Saint Laurent Boutique France S.A.S(*)	Paris France
Yves Saint Laurent Fashion B.V	Amsterdam, The Netherlands
Yves Saint Laurent Fashion AG	Zurich, Switzerland
Yves Saint Laurent Boutique AG(*)	Zurich, Switzerland
S.A.M. Yves Saint Laurent Monaco(*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A.(*)	Madrid, Spain
Yves Saint Laurent UK Ltd(*)	London, Great Britain
Yves Saint Laurent Belgium S.P.R.L.(*)	Brussels, Belgium
C. Mendès S.A.(*)	Paris, France
Yves Saint Laurent Germany Gmbh(*)	Düsseldorf, Germany
Yves Saint Laurent Italia S.r.l.(*)	Milan, Italy
Compagnie Industrielle Mendès S.a.r.l	Paris, France

North America
YSL Wholesale of America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent of America, Inc.	New York, U.S.A.
Yves Saint Laurent of South America, Inc.	New York, U.S.A.
Yves Saint Laurent Boutique, Ltd.(*)	New York, U.S.A.

Asia
Yves Saint Laurent Fashion Japan Ltd Tokyo, Japan

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YSL Beauté
Region Registered Office

Europe
YSL Beauté S.A.	Neuilly sur Seine, France
Roger & Gallet S.A.(*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries S.A.(*)	Bernay, France
Yves Saint Laurent Parfums Lassigny S.A.S	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A.(*)	Neuilly sur Seine, France
YSL Beauté Gmbh(*)	Munich, Germany
YSL Beauté S.A.(*)	Barcelona, Spain
Fendi Profumi S.p.A.(*)	Parma, Italy
Florbath Profumi di Parma S.p.A.(*)	Parma, Italy
YSL Beauté Nederland B.V.(*)	Rotterdam, The Netherlands
Parfums Stern S.A.(*)	Neuilly sur Seine, France
YSL Beauté S.A. NV(*)	Brussels, Belgium
YSL Beauté AEBE(*) (51%)	Athens, Greece
YSL Beauté S.A.(*) (51%)	Lisbon, Portugal
Yves Saint Laurent Parfums S.A.(*)	Neuilly sur Seine, France
Parfums Yves Saint Laurent S.A.(*)	Plan Les Ouates, Switzerland
YSL Beauté Ltd(*)	Hayward Heath, Great Britain
YSL Beauté Italia S.p.A.(*)	Florence, Italy
YSL Beauté HGmbh(*)	Vienna, Austria

North America
YSL Beauté, Inc.(*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Florida, U.S.A.

Asia
Yves Saint Laurent Parfums KK(*)	Tokyo, Japan
Yves Saint Laurent HK Ltd(*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd(*)	Singapore, Singapore

Rest of World
YSL Beauté Canada, Inc.(*)	Ontario, Canada
Beauté América Latina Ltda	Rio de Janeiro, Brasil
YSL Beauté Australia PTY Ltd(*)	Lane Cove, Australia
YSL Beauté NZ Ltd(*)	Auckland, New Zealand

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sergio Rossi
Region Registered Office

Europe
Sergio Rossi S.p.A.(*) (70%)	San Mauro Pascoli, Italy
Ascot S.r.l. (70%)	Florence, Italy
Sergio Rossi International S.A.R.L. (70%)	Luxembourg

North America
Sergio Rossi U.S.A., Inc.(*) (70%)	New York, U.S.A.

Asia
Sergio Rossi Japan Limited(*) (70%)	Tokio, Japan

Rest of World
Tunisie Chaussures S.a.r.l.(*) (49%)	Nabeul, Tunisia

Boucheron
Region Registered Office

Europe
Boucheron S.A.S.(*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S.(*)	Paris, France
Boucheron Parfums S.A.S.(*)	Paris, France
Boucheron UK Ltd(*)	London, Great Britain
Boucheron International AG(*)	Cadempino, Switzerland
Boucheron Luxembourg S.a.r.l	Luxembourg

North America
Boucheron (U.S.A.) Ltd(*)	New York, U.S.A.
Boucheron Joaillerie (U.S.A.) Ltd(*)	New York, U.S.A.
Parfums Boucheron Corp.(*)	New York, U.S.A.
Mode et Parfums Corp.(*)	New York, U.S.A.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Asia
Boucheron Japan(*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd(*)	Taipei, Taiwan
Bédat & Co.
Region Registered Office

Europe
Bédat Group Holding S.A.	Geneva, Switzerland
Bédat & Co. S.A.(*) (85%)	Geneva, Switzerland

America
Bédat & Co. U.S.A., LLC(*) (85%)	San Francisco, U.S.A.

(*)	Principal operating companies

(**)	Companies directly owned by Gucci Group N.V.

GUCCI GROUP N.V.

CORPORATE BALANCE SHEETS BEFORE APPROPRIATION OF PROFIT

	2000	1999

	(In thousands of
	US Dollars)
Current assets
Cash and cash equivalents	3,707	6,104
Receivables due from Group companies	21,869	242,850
Deferred tax assets	2,457	2,457
Other current assets	1,167	1,549
Total current assets	29,200	252,960

Non-current assets
Property, plant and equipment	59	101
Deferred charges and intangible assets, net	4,491	5,903
Investments in Group companies	4,302,203	3,714,739
Other non-current assets	504	148
Total non-current assets	4,307,257	3,720,891
Total assets	4,336,457	3,973,851

Current liabilities
Due to Group companies	217,452	10,248
Other current liabilities	6,018	5,973
Total current liabilities	223,470	16,221

Non-current liabilities
Long-term financial payables	—	96,229
Total non current liabilities	—	96,229
Total liabilities	223,470	112,450

Shareholders’ equity
Share capital	119,763	119,696
Contributed surplus	3,049,386	3,046,896
Retained earnings	843,577	558,225
Treasury stock, at cost	(107,603)	(119,697)
Accumulated other comprehensive income	(128,826)	(74,060)
Net result for the year	336,690	330,341
Shareholders’ equity	4,112,987	3,861,401
Total liabilities and shareholders’ equity	4,336,457	3,973,851

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

CORPORATE STATEMENTS OF INCOME

	2000	1999	1998

	(In thousands of US Dollars)
Net profit of Group companies	341,425	340,676	178,951
Other income (expenses), net	(4,735)	(10,335)	16,035
Net result for the year	336,690	330,341	194,986

The accompanying notes are an integral part of these financial statements.

      As the financial statements of Gucci Group N.V. are included in the consolidated financial statements, the corporate statements of income is presented in an abridged form (article 402, Title 9, Book 2 of the Dutch Civil Code).

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

(1)	General

      Gucci Group N.V. (the “Company”), a corporation limited by shares, has its statutory seat in Amsterdam, The Netherlands. The Company’s shares are listed on the New York and Amsterdam Stock Exchanges.

(2)	Activities of the Company

      The principal activities of the Company are to act as a holding and finance company.

(3)	Basis of Preparation

      Because of the activities and international character of the Group both the consolidated and corporate financial statements have been prepared in US Dollars.

      Amounts included in the financial statements and notes are stated in thousands of US Dollars, except percentages and per share and share amounts and/or where otherwise noted.

(4)	Accounting policies

      The corporate financial statements of the Company are included in the financial statements of the Group. The accounting policies used are similar to those used in the consolidated financial statements with the exception of investments in Group companies which are valued at net asset value in accordance with the accounting policies for the valuation of assets and liabilities as stated in Note 3 to the consolidated financial statements.

(5)	Change in accounting principles

      As disclosed in Note 4 of the consolidated financial statements, during 2000 no new accounting principles were adopted.

(6)	Receivables due from Group companies

      The amount includes receivables from Group subsidiaries arising from services fees invoiced and/or accrued by the Company. As at January 31, 2000 the caption included US$100.0 million representing a dividend to be paid by Gucci International N.V.

(7)	Other current assets

      Other current assets at January 31, 2001 and 2000 were as follows:

	2000	1999

Receivables from tax authorities	560	628
Other	607	921
Other current assets	1,167	1,549

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

(8)	Deferred charges and intangible assets, net

      Deferred charges and intangible assets, net at January 31, 2001 and 2000 included the following:

	2000	1999

Capitalized fees	—	537
Software	8,771	8,339
Other	560	69
Gross deferred charges and intangible assets	9,331	8,945
Accumulated amortization	(4,840)	(3,042)
Deferred charges and intangible assets, net	4,491	5,903

(9)	Investments in Group companies

      The summary of activity in Group companies (as detailed in Note 25 to the consolidated financial statements) was as follows:

Balance at February 1, 2000	3,714,739
Additions at cost	369,829
Incorporation of Gucci Partnership C.V.	(26,049)
Dividends received	(48,762)
Other	141
Translation adjustment	(54,766)
Options exercised on treasury stock	5,646
Net profit of Group companies	341,425
Balance at January 31, 2001	4,302,203

10) Current liabilities to Group Companies

      The amount included US$187.2 million concerning the contribution of the Swiss financial branch from Gucci International N.V. to Gucci Luxembourg S.A. The remaining part arose from services fees invoiced and/or accrued by the Company and a payable to Gucci International N.V.

(11)	Other current liabilities

      Other current liabilities at January 31, 2001 and 2000 were as follows:

	2000	1999

Current tax payables	419	1,464
Accrued operating expenses	5,599	4,509
Other current liabilities	6,018	5,973

(12)	Shareholders’ equity

      The statement of changes in shareholders’ equity and comprehensive income is included in the consolidated financial statements of Gucci Group N.V. Share capital has been translated from Dutch Guilders in US Dollars at the historical exchange rate.

      Because of the international character of the Group and its shareholders, article 373, Title 9, Book 2 of the Dutch Civil Code has not been applied. This article requires that the share capital is translated at the year-end exchange rate. Had this been done the share capital at the end of January 31, 2001 would

GUCCI GROUP N.V.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — (Continued)

have been US$96,510 (at January 31, 2000 US$101,647). The treasury stock at cost represents repurchased shares which are reserved for the exercise of personnel options.

(13)	Commitments and contingencies

      As disclosed in Note 19 to the consolidated financial statements, the Company has entered into a number of currency contracts and derivative transactions to hedge its foreign exchange exposure related to anticipated future net cash flows in currencies other than the US Dollar.

(14)	Employees

      The Company employed an average number of 73 people in 2000 with a cost for remuneration of US$10.9 million and US$1.2 million as social contributions. In 1999, the Company employed an average number of 52 people, with a cost for remuneration of US$11.6 million and US$1.4 million as social contributions.

(15)	Directors

      The Management Board consists of 2 members. The Supervisory Board consists of 9 members who will be proposed for election during the Annual General Meeting. Reference is made to Note 20 of the consolidated financial statements where disclosure is made of emoluments. In Note 15 to the consolidated financial statements disclosures have been made regarding the Company’s stock option plans. At January 31, 2001 members of the Management Board and Supervisory Board had been granted options to purchase shares under Incentive Stock Option Plans.

The Management Board

D. De Sole (Chairman)
A. Cooiman

The Supervisory Board

A.D.P. Bellamy (Chairman, first elected on
September 27, 1995)
P. Barbizet (member, first elected on July 8, 1999)
A. Benedetti (member, first elected on
September 27, 1995)
R.F. Domeniconi (member, first elected on June 27,
1997)
C. Mackay (member, first elected on June 27, 1997)
P. Marteau (member, first elected on July 8, 1999)
F. Pinault (member, first elected on July 8, 1999)
K. Vuursteen (member, first elected on June 28,
1996)
S. Weinberg (member, first elected on July 8, 1999)

Amsterdam, May 8, 2001

SUPPLEMENTARY INFORMATION

Appropriation of Profit

      Article 33.4 of the Articles of Association reads as follows:

“The supervisory board shall determine what portion of the profit — the positive balance of the profit and loss accounts — shall be retained by way of reserve”.

      Article 35.1 of the Articles of Association reads as follows:

“The remaining portion of the profit after application of Article 33.4 shall be at the disposal of the supervisory board”.

Proposed Appropriation of Profit

      Subject to the approval of the accounts by the shareholders at the Annual General Meeting, the Company intends to issue a dividend from the net result for the year ended January 31, 2001 and transfer the balance to retained earnings. This proposal has not been reflected in the accompanying financial statements.

AUDITOR’S REPORT

Introduction

      We have audited the accompanying consolidated and corporate balance sheets of Gucci Group N.V. as of January 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

Scope

      We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gucci Group N.V. as of January 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2001 in conformity with International Accounting Standards and accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements in Part 9, Book 2 of the Dutch Civil Code.

Additional Matters

      International Accounting Standards and accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2001, 2000 and 1999 and the determination of shareholders’ equity as of January 31, 2001 and 2000 to the extent summarized in Note 22 to the financial statements.

/s/ PRICEWATERHOUSECOOPERS N.V.

Amsterdam, The Netherlands

May 8, 2001

UNAUDITED FINANCIAL INFORMATION AS OF AND FOR THE THREE MONTHS AND FISCAL YEAR ENDED JANUARY 31, 2004

APPROVED BY:

Robert Singer
Executive Vice President
and Chief Financial Officer
Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES

STRONG FINANCIAL RESULTS FOR THIRD QUARTER 2003 AND
ACCELERATING GROWTH FOR THE HOLIDAY SEASON

Amsterdam, The Netherlands, December 19, 2003: Gucci Group N.V. (AEX: GCCI.AS; NYSE: GUC) today announces financial results for the third quarter ended October 31, 2003.

HIGHLIGHTS

Gucci Division:

•	Retail sales up 12.0% on a constant currency basis;
•	Retail sales growth of 11.4% in November, accelerating to 21.6% in the December 1-14 period, on a constant currency basis;
•	Retail sales of leather goods up 15.5% on a constant currency basis;
•	Operating income before goodwill amortization up 11.2% to € 100.9 million (27.1% margin) from € 90.8 million (25.5% margin);
•	Total revenues up 4.9% to € 373.1 million.

Yves Saint Laurent:

•	Retail sales up 27.3% on a constant currency basis;
•	Retail sales up 39.2% in the November 1 – December 14 period on a constant currency basis;
•	Total revenues up 13.6% to € 43.1 million.

YSL Beauté:

•	Sales of Yves Saint Laurent brand product up 19.9% on a constant currency basis;
•	Total sales up 11.9% to € 202.3 million.

Bottega Veneta:

•	Retail sales up 51.5% on a constant currency basis;
•	Retail sales up 39.2% in the November 1 – December 14 period on constant currency basis;
•	Total revenues up 19.8%.

Alexander McQueen and Stella McCartney:

•	Revenues up 20.8% and 65.5%, respectively.

Gucci Group:

•	Total revenues of € 695.0 million, up 12.8% on a constant currency basis;
•	Operating income before goodwill and trademark amortization and restructuring expenses up 17.0% to € 90.9 million (13.1% margin) from € 77.7 million (12.1% margin) in 2002;
•	Fully diluted net income per share: € 0.53, compared to € 0.52 last year.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said:

“This has been a great quarter for the Group. All divisions performed extremely well, led by Gucci’s outstanding sales and profits growth.

The iconic Chain horse-bit handbag as well as the spectacular Fall ready-to-wear collection have been driving traffic into the Gucci stores and generating strong sales worldwide. With 20% constant currency retail sales growth in the United States and Europe ex-Italy, and with strong double-digit growth in Japan and in most Asian markets, Gucci is one of the best performing luxury brands in the world.

The Yves Saint Laurent’s fashion and accessories business continued to make losses during the quarter. However, our efforts to re-establish the brand at the high end of luxury are bearing fruit. As we have said since the beginning of the turnaround, we intended to establish a successful leather goods and accessories business and build a strong network of directly operated stores (DOS) outside Europe. I am happy to report that retail sales of leather goods and shoes were up 45% in constant currency and represent today a very significant part of the overall business. On the DOS front, we now have a strong presence in the United States, Japan and the rest of Asia, where revenues were up more than 50% in the third quarter. Since November, sales have returned to double-digit growth in Europe and continue to be very strong on a worldwide basis.

Yves Saint Laurent’s brand momentum also is benefiting fragrances and cosmetics, the core business of the YSL Beauté division. In the third quarter, these product categories experienced 20% constant currency sales growth and significantly greater profitability. Combining these results with those of ready-to-wear and accessories, the Yves Saint Laurent brand achieved an operating profit before goodwill and trademark amortization.

The combination of great creative talent and sound business sense, which characterizes our Group, is paying off at Bottega Veneta, Alexander McQueen and Stella McCartney, all of which are on track with our sales and profitability targets. Tomas Maier’s acclaimed leather goods for Bottega Veneta continue to generate outstanding sales levels. Lee McQueen’s award for the fourth time as British Designer of the Year speaks for itself. Stella McCartney had an outstanding quarter, with Stella, the newly launched fragrance, outperforming our projections.

Our fourth quarter performance continues to be outstanding, and I believe that we will achieve excellent results for the remainder of the year.”

THIRD QUARTER REVIEW

Gucci Division

Gucci Division revenues were € 373.1 million, compared to € 355.7 million in 2002 (+4.9%). Measured on a constant currency basis, retail sales:

–	in Europe increased 9.4%. Excluding Italy, where local customer and tourist demand was weak during the quarter, retail sales grew 21.7%, led by exceptional performance in the UK (+45.8%). In the period from November 1 to December 14, retail sales in Italy increased at a double-digit pace.

–	in the United States increased 20.4%, with double-digit growth both on the mainland and in Hawaii.

–	in Japan advanced 10.7%.

–	in non-Japan Asia grew 8.1%. Excluding Guam, where Gucci closed one of its two stores earlier this year, retail sales grew 13.5%, led by excellent performance in the largest markets, Hong Kong (+12.4%), South Korea (+13.8%), Taiwan (+21.4%). Retail sales in China increased 38.6%.

–	in the period from November 1 to December 14, retail sales grew 15%. In each region Gucci registered excellent double-digit growth: non-Japan Asia (+32%); United States (+24%); Europe (+10%); Japan (+10%).

Wholesale sales (to franchise stores, duty-free and department and specialty stores) were flat mainly as a result of conservative orders from department and specialty stores during the difficult early part of 2003 as well as the timing of shipments (Gucci delivered a significant portion of Fall/ Winter merchandise to wholesale customers in July). Strong sell-out of the Fall/ Winter collection has led to a 19% increase of wholesale orders for Spring 2004 merchandise compared to Spring 2003.

With delivery of the superb Fall/ Winter collection, Gucci’s core leather goods and shoe businesses enjoyed excellent growth, with retail sales of leather goods up 15.5% and shoes up 17.6% in constant currency.

Gucci achieved a gross margin of 69.8%, compared to 70.9% in 2002. Operating expenses were reduced to € 159.6 million (42.8% of revenues) from € 161.5 million (45.4% of revenues), notwithstanding an increase in store expenses linked to recent store openings and € 22 million (nearly 6% of revenues) invested in communication. The strong gross margin (achieved in part through a higher level of full-price sell through compared to last year), in combination with the decline in operating expenses, drove the operating margin before goodwill amortization up to 27.1% (€ 100.9 million) from 25.5% (€ 90.8 million).

Yves Saint Laurent

Yves Saint Laurent revenues increased 13.6% to € 43.1 million from € 37.9 million. Retail sales increased 27.3% in constant currency, driven by exceptionally strong performance in the United States (+54.8%), Japan (+58.2%) and non-Japan Asia (+67.0%) where Yves Saint Laurent is establishing greater brand authority in both ready-to-wear and accessories.

Retail sales in Europe, approximately one half of total directly operated store sales, increased 5.7% on a constant currency basis. This comparatively modest growth was due to difficult trading conditions in Europe, in France in particular, and the renovation and temporary closure of two key stores in Paris during the quarter.

Sales of leather goods and shoes advanced 37.8% and 41.8%, respectively, on a constant currency basis. The robust growth of leather goods was driven by the introduction of strong merchandise in the Fall/Winter season, such as the Saint Tropez handbag and the Cassandra line, which incorporates the “YSL” signature into the design of the handbags.

During the Fall, Yves Saint Laurent opened a flagship store in Hong Kong (Canton Road), completed renovation of its Paris flagship (Rue Faubourg St. Honoré) and inaugurated the relocated and enlarged Bond Street store in London.

YSL Beauté

YSL Beauté sales advanced 11.9% (16.7% on a constant currency basis) to € 202.3 million from € 180.7 million.

Yves Saint Laurent brand sales increased 19.9% on a constant currency basis. Each product category achieved excellent constant currency growth: perfumes +21.2%; make-up +13.8%; skincare +22.0%. The strategy to revitalize core product lines and limit distribution, coupled with strong communication, has reinforced the brand’s position in the prestige fragrance and cosmetics business and, more generally, strengthened the Yves Saint Laurent name in the luxury goods industry.

In September, we launched the first Stella McCartney fragrance, Stella, which has achieved excellent sell-in and sell-out.

YSL Beauté achieved an operating profit before goodwill and trademark amortization and restructuring of € 35.0 million (17.3% margin), compared to € 34.1 million (18.9% margin) in 2002, notwithstanding the substantial investment in three newly launched fragrance brands. Yves Saint Laurent brand products generated an operating margin before goodwill and trademark amortization of 21%, compared to 17% last year.

Other Divisions

Bottega Veneta achieved constant currency retail sales growth of 51.5%, thanks to outstanding performance in the United States (+92.2%), non-Japan Asia (+109.5%) and Japan (+46.7%). Sergio Rossi directly-operated store sales increased 17.1% in constant currency thanks to growth achieved in the United States (+65.8%) and Japan (+44.3%). Alexander McQueen and Stella McCartney grew revenues by 20.8% and 65.5%, respectively.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 30.1 million (€ 23.9 million, net of tax), compared to € 30.6 million (€ 24.9 million, net of tax) in 2002.

Financial Income

Net financial income declined to € 0.3 million from € 20.0 million due primarily to lower interest rates and the return of capital to shareholders on October 2.

Net Financial Indebtedness

On October 2, the Group effected a € 1,347.0 million (€ 13.50 per share) return of capital to shareholders. Primarily as a result of this transaction, the Group’s net financial indebtedness was € 274.1 million as of October 31, 2003, compared to a positive net financial position of € 1,075.8 million as of July 31, 2003.

Net Income per Share

Fully diluted net income per share was € 0.53, compared to € 0.52 in 2002.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/ analysts inquiries:
Tomaso Galli	Cedric Magnelia/ Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

For additional information please visit www.guccigroup.com

(Tables to Follow)

FINANCIAL TABLES

GUCCI GROUP:

REVENUES

			% Increase
€ Million	Third Quarter 2003	Third Quarter 2002	(Decrease)
Gucci Division	373.1	355.7	4.9%
Yves Saint Laurent	43.1	37.9	13.6%
YSL Beauté	202.3	180.7	11.9%
Other Operations	87.4	79.7	9.6%
Interdivisional	(10.9)	(9.2)	N/m
Total	695.0	644.8	7.8%

GUCCI GROUP:
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK
AMORTIZATION AND RESTRUCTURING EXPENSES

			% Increase
€ Million	Third Quarter 2003	Third Quarter 2002	(Decrease)
Gucci Division	100.9	90.8	11.2%
Yves Saint Laurent	(20.7)	(18.1)	N/m
YSL Beauté	35.0	34.1	2.6%
Other Operations	(15.6)	(19.9)	N/m
Corporate Expenses	(8.8)	(9.0)	N/m
Interdivisional	0.1	(0.2)	N/m
Total	90.9	77.7	17.0%

GUCCI DIVISION:

REVENUES

			% Increase
€ Million	Third Quarter 2003	Third Quarter 2002	(Decrease)
Directly-operated Stores	259.4	245.3	5.7%
Wholesale Distribution*	51.3	51.1	0.4%
Timepieces and Jewelry Distribution	52.6	49.5	6.2%
Royalties	9.4	9.8	(3.6%)
Interdivisional	0.4	0.0	N/m
Total	373.1	355.7	4.9%
Leather goods	170.3	158.0	7.8%
Shoes	44.7	41.6	7.4%
Ready-To-Wear	57.5	56.4	2.0%
Watches	52.8	51.0	3.7%
Jewelry	24.4	24.3	0.6%
Other	13.6	14.6	(8.4%)
Royalties	9.4	9.8	(3.6%)
Interdivisional	0.4	0.0	N/m
Total	373.1	355.7	4.9%
Europe	127.7	120.8	5.7%
United States	84.3	74.2	13.7%
Japan	96.0	91.7	4.8%
Rest of Asia	54.3	59.9	(9.3%)
Rest of World	10.4	9.1	13.5%
Interdivisional	0.4	0.0	N/m
Total	373.1	355.7	4.9%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME
(In millions of Euro, except per share and share amounts)

	Third Quarter	Third Quarter
	2003	2002

Net Revenues	695.0	644.8

Gross Profit	466.7	442.3

Selling, General and Administrative expenses	375.8	364.6

Restructuring expenses	2.6	0.0

Goodwill and trademark Amortization	30.1	30.6

Operating profit	58.2	47.1

Financial income, net	0.3	20.0

Other income (expenses), net	3.3	0.0

Pre-tax income	61.8	67.1

Taxation	11.9	13.1

Minority interests	(3.2)	1.1

Net income	53.1	53.0

Net income per share-basic	0.53	0.53

Net income per share-diluted	0.53	0.52

Weighted number of shares outstanding – basic	99,325,447	101,261,879

Weighted number of shares outstanding – diluted	100,503,622	102,675,374

GUCCI GROUP N.V.

SUMMARIZED CONSOLIDATED BALANCE SHEETS
(In millions of Euro)

	October 31, 2003	January 31, 2003

Assets

Current Assets

Cash and cash equivalents	1,351.4	2,934.6

Trade receivables, net	387.8	331.8

Inventories, net	517.0	472.0

Deferred tax assets	239.7	191.2

Current value of hedge derivatives	69.4	110.6

VAT reimbursement receivable	150.5	149.0

Other current assets	165.5	177.2

Total current assets	2,881.3	4,366.4

Non-current assets

Property, plant and equipment, net	953.2	912.5

Goodwill, trademarks, other intangible assets and deferred charges, net	2,003.6	2,110.0

Long-term financial assets	252.7	262.4

Other non-current assets	139.7	129.3

Total non-current assets	3,349.2	3,414.2

Total assets	6,230.5	7,780.6

Liabilities and shareholders’ equity

Current liabilities

Bank overdrafts and short-term loans	525.9	630.5

Trade payables and accrued expenses	468.4	478.5

Other current liabilities	246.2	271.0

Total current liabilities	1,240.5	1,380.0

Non-current liabilities

Long-term financial payables	1,352.3	1,202.4

Long-term tax payable and deferred tax liabilities	343.7	373.2

Other non-current liabilities	81.2	89.0

Total non-current liabilities	1,777.2	1,664.6

Total liabilities	3,017.7	3,044.6

Minority interests	51.5	64.6

Shareholders’ equity	3,161.3	4,671.4

Total liabilities and shareholders’ equity	6,230.5	7,780.6

ANNEX:

RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES TO OPERATING PROFIT (LOSS)

	Operating
	Profit
	(Loss) before
	goodwill and
	trademark		Trademark
	amortization		and	Operating
	and	Restructuring	Goodwill	Profit
€ Million	restructuring	Expenses	amortization	(Loss)
Gucci Division	100.9	0.0	3.2	97.7
Yves Saint Laurent	(20.7)	0.8	5.8	(27.3)
YSL Beauté	35.0	1.6	10.3	23.1
Other Operations	(15.6)	0.2	10.8	(26.6)
Corporate Expenses	(8.8)	0.0	0.0	(8.8)
Interdivisional	0.1	0.0	0.0	0.1
Total	90.9	2.6	30.1	58.2

# # #

UNAUDITED FINANCIAL INFORMATION AS OF AND FOR

THE THREE MONTHS ENDED OCTOBER 31, 2003

APPROVED By:

Robert Singer
Executive Vice President
and Chief Financial Officer
Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES

RECORD REVENUES AND PROFIT FOR THE FOURTH QUARTER 2003

Amsterdam, The Netherlands, April 1, 2004: Gucci Group N.V. (AEX: GCCI.AS; NYSE: GUC) today announces financial results for the fourth quarter and full year 2003, ended January 31, 2004.

FOURTH QUARTER HIGHLIGHTS

Gucci Division:

•	Retail sales up 15.5% on a constant currency basis, accelerating to 17.2% growth in January;

•	Leather goods sales up 21.2% on a constant currency basis;

•	Highest ever quarterly operating profit and margin before goodwill amortization: € 167.8 million (+9.4%), 36.0% of revenues.

Yves Saint Laurent:

•	Retail sales up 44.9% on a constant currency basis;

•	Retail sales up 67.5% in Japan and 106.4% in the rest of Asia on a constant currency basis;

•	Leather goods sales up 34.7% on a constant currency basis.

Other brands:

•	Bottega Veneta retail sales up 52.5% on a constant currency basis;

•	Sergio Rossi retail sales up 29.7% on a constant currency basis;

•	Emerging brands (Alexander McQueen; Stella McCartney; Balenciaga) total revenues up 110.3%.

Gucci Group:

•	Highest ever quarterly revenues: € 741.7 million (+3.8%);

•	Highest ever quarterly operating profit before goodwill and trademark amortization and restructuring: € 148.9 million (+29.2%);

•	Operating margin before goodwill and trademark amortization and restructuring expenses up 400 basis points to 20.1%;

•	Fully diluted net income per share: € 0.96, up from € 0.93 last year.

FULL YEAR HIGHLIGHTS

Gucci Group:

•	Highest ever full year revenues: € 2,587.4 million (+1.7%);

•	Operating profit before goodwill and trademark amortization and restructuring: € 272.4 million (10.5% of revenues);

•	Fully diluted net income per share: € 1.73, compared to € 2.21 last year.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said:

“These are the last results announced by this management team, and I am proud that we were able to deliver such an outstanding performance. Gucci, in particular, on the strength of consistently superb collections in all categories, achieved its highest quarterly profit margin in history (36% of revenues) and the Group as a whole achieved record quarterly revenues and operating profit.

Although Tom Ford and I and other senior managers will leave the Group in the coming month, we leave behind a strong and vibrant business built around some of the best brands, strongest management, most creative talent and committed people in the fashion industry.

Indeed, it is this talent and commitment that transformed Gucci from a failing company with revenues of $200 million and losses of $40 million eleven years ago into one of the strongest and most profitable luxury companies in the world. A company that was worth less than $400 million in 1994 has generated more than $10 billion of value for its shareholders in less than a decade.

The public offer which commences today is the culmination and proof of our commitment to the fundamental goals of value creation for and fair and equal treatment of all shareholders. We fought long and hard to resist a creeping take-over attempt and thereby achieve maximum return for all our shareholders. We are proud of our accomplishments.

In closing I would like to thank all the Company’s stakeholders (our employees, investors, suppliers and the communities in which we work) for their support through the years. But most of all I want to single out the management and employees of Gucci Group. Our success in building Gucci Group testifies to your talent and hard work and is admired throughout the world. It has been a privilege to work with you. I truly believe you are the best.”

FOURTH QUARTER REVIEW

Gucci Division

Gucci Division revenues increased 5.4% to € 466.6 million from € 442.5 million.

Measured on a constant currency basis, retail sales advanced 15.5%, having increased:

–	13.5% in Europe, led by exceptional growth in the UK (+35.0%) and strong performance in Italy (+10.3%).

–	25.2% in the United States, with strong growth both on the mainland (+25.8%) and in Hawaii (+22.6%).

–	8.5% in Japan.

–	25.0% in non-Japan Asia, with outstanding growth across the region: Taiwan (+62.1%); South Korea (+33.0%); Hong Kong (+18.3%); China (+28.2%).

Wholesale sales (to franchise stores, duty-free and department and specialty stores) increased 7.2% in constant currency, notwithstanding weakness in the duty free market (down 27.9%), especially in Asia-Pacific. Based on excellent sell-out of the Fall/ Winter and Cruise collections, wholesale customers have placed strong re-orders for the Spring/ Summer collection as well as robust orders for the Fall/ Winter 2004 collection, which should significantly enhance wholesale sales growth starting in July.

Gucci’s core product categories enjoyed excellent growth, with retail sales of leather goods and shoes up 21.2% and 13.2%, respectively, in constant currency. Watch wholesale sales advanced 5.0% in constant currency, continuing the improving trend begun in the third quarter. Gucci Timepieces will launch several new iconic models throughout 2004, beginning at the Basel Fair this month, that are expected to significantly enhance sales starting late in the second quarter. Sales of jewelry advanced at a double digit pace in constant currency, driven by outstanding new product, as well as the success of stand alone jewelry stores which have recently been opened in Rome, Florence and Beverly Hills.

Thanks to an excellent level of full-price sell through and notwithstanding the negative impact of an adverse foreign exchange environment, mitigated by hedging, Gucci maintained a high level of gross margin, 71.6% compared to 71.8% in 2002.

Management contained operating expenses to 35.4% of revenues (€ 165.3 million), compared to 37.2% (€ 164.4 million), notwithstanding an increase in store expenses, linked to recent store openings, and significant communication spend, € 19.5 million in the fourth quarter of 2003.

The strong gross margin, in combination with the relative decline in operating expenses, drove the operating margin before goodwill amortization to 36.0% (€ 167.8 million) from 34.7% (€ 153.4 million), the highest profit and margin the Gucci Division has ever achieved in a single quarter.

Yves Saint Laurent

Retail sales increased 44.9% in constant currency, driven by exceptionally strong performance outside Europe — the United States (+45.3%); Japan (+67.5%); non-Japan Asia (+106.4%) — where Yves Saint Laurent continues to establish greater brand authority, particularly in accessories. In Europe, which accounts for approximately one half of total directly operated store sales, retail sales increased 27.0% in constant currency, notwithstanding continued difficult trading in France.

Sales of leather goods, driven principally by the success of the Saint Tropez handbag and the Mala Mala line, and shoes advanced 34.7% and 20.0%, respectively, on a constant currency basis. Together, these two product categories represented 45.4% of revenues, compared to 38.5% in fourth quarter 2002.

The operating loss before goodwill and trademark amortization and restructuring was € 15.5 million, an improvement from the € 20.7 million of third quarter 2003.

YSL Beauté

YSL Beauté sales were flat (-0.2%) on a constant currency basis, primarily owing to weak sales through Christmas due to the absence of any perfume launch and aggressive media advertising by competitors. Constant currency sales grew 7.1% in January, and this positive trend continued into February and March when constant currency sales grew 5.0%.

Sales of Yves Saint Laurent make-up and skincare advanced, respectively, 9.6% and 25.2% on a constant currency basis as the brand continued its healthy growth in these product categories, driven both by strong product collections and continuously improving positioning in key points of sale such as department store counter corners.

YSL Beauté’s operating profit before goodwill and trademark amortization and restructuring declined to € 11.2 million (7.2% margin) from € 14.2 million (8.8% margin), due mainly to negative operating leverage from lower sales.

Other Operations

Collectively, the other operations generated revenues of € 96.0 million, a significant increase from fourth quarter 2002 revenues, € 80.7 million. This strong growth, coupled with management’s aggressive cost cutting drive, reduced dramatically the operating loss before goodwill and trademark amortization and restructuring, to € 12.5 million from € 31.5 million.

–	Bottega Veneta achieved constant currency retail sales growth of 52.5%, with outstanding performance across all regions: the United States (+65.3%), non-Japan Asia (+121.8%); Japan (+40.0%); Europe (+35.3%).

–	A commercially powerful Cruise collection at Sergio Rossi drove retail sales, up 29.7% in constant currency, which included 60.3% and 52.6% growth in the United States and Japan, respectively.

–	Outstanding revenue increases at the emerging brands — Stella McCartney (+193.2%); Alexander McQueen (+92.4%) and Balenciaga (+85.9%) — owed to strong growth in both retail and wholesale sales, which in turn contributed to significantly lower operating losses at each brand.

–	Boucheron, pursuing its strategy to focus on its key European markets and Japan and to broaden its product offering, significantly reduced losses in the quarter.

–	Bédat & Co. achieved revenue growth of 41.2%, thanks mainly to strong performance in the United States.

Operating Expenses

Total operating expenses declined 4.1%, demonstrating the Group’s great discipline and cost control.

Restructuring Expenses

Total restructuring expenses of € 10.0 million includes principally accruals for the cost of planned store closings.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 35.0 million (€ 29.0 million, net of tax), compared to € 34.1 million (€ 26.0 million, net of tax). For full year 2003 goodwill and trademark amortization was € 125.6 million (€ 101.2 million, net of tax), compared to € 126.4 million (€ 101.3 million, net of tax).

Financial Income

Due to a net financial debt position in the quarter and the annualized yield of 2.16% on cash and cash equivalents under management, net financial expenses were € 0.9 million.

Net Financial Indebtedness

Net financial indebtedness declined to € 62.2 million as of January 31, 2004 from € 274.1 million as of October 31, 2003, primarily due to strong cash flow from operations, particularly in the Gucci Division.

Net Income per Share

Fully diluted net income per share was € 0.96 for the fourth quarter (€ 0.93 in fourth quarter 2002) and € 1.73 for the full year (€ 2.21 in 2002).

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/ analysts inquiries:
Tomaso Galli	Cedric Magnelia/ Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

For additional information please visit www.guccigroup.com

(Tables to Follow)

GUCCI GROUP:

REVENUES

			% Increase
€ Million	4th Quarter 2003	4th Quarter 2002	(Decrease)
Gucci Division	466.6	442.5	5.4%
Yves Saint Laurent	42.7	41.7	2.5%
YSL Beauté	155.6	161.3	(3.5%)
Other Operations	96.0	80.7	19.0%
Interdivisional	(19.2)	(11.4)	N/m
Total	741.7	714.8	3.8%

GUCCI GROUP:
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK
AMORTIZATION AND RESTRUCTURING EXPENSES

			% Increase
€ Million	4th Quarter 2003	4th Quarter 2002	(Decrease)
Gucci Division	168.5	153.4	9.9%
Yves Saint Laurent	(15.5)	(13.6)	N/m
YSL Beauté	11.2	14.2	(21.2%)
Other Operations	(12.5)	(31.5)	N/m
Corporate Expenses	(2.6)	(7.0)	N/m
Interdivisional	(0.2)	(0.2)	N/m
Total	148.9	115.3	29.2%

GUCCI GROUP:
RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL
AND TRADEMARK AMORTIZATION AND RESTRUCTURING TO OPERATING
PROFIT (LOSS)

	Operating
	Profit
	(Loss) before
	Restructuring
	and
	Goodwill and		Goodwill and	Operating
	Trademark	Restructuring	Trademark	Profit
€ Million	Amortization	expenses	Amortization	(Loss)
4th Quarter 2003
Gucci Division	168.5	0.7	3.2	164.6
Yves Saint Laurent	(15.5)	1.8	10.8	(28.1)
YSL Beauté	11.2	1.3	10.2	(0.3)
Other Operations	(12.5)	5.9	10.8	(29.2)
Corporate Expenses	(2.6)	0.3	0.0	(2.9)
Interdivisional	(0.2)	0.0	0.0	(0.2)
Total	148.9	10.0	35.0	103.9
4th Quarter 2002
Gucci Division	153.4	0.0	4.0	149.4
Yves Saint Laurent	(13.6)	0.0	5.8	(19.4)
YSL Beauté	14.2	1.1	10.2	2.9
Other Operations	(31.5)	(0.4)	14.1	(45.2)
Corporate Expenses	(7.0)	0.0	0.0	(7.0)
Interdivisional	(0.2)	0.0	0.0	(0.2)
Total	115.3	0.7	34.1	80.5

GUCCI DIVISION:

REVENUES

			% Increase
€ Million	4th Quarter 2003	4th Quarter 2002	(Decrease)
Directly-operated Stores	342.9	317.9	7.8%
Wholesale Distribution*	68.2	70.4	(3.2%)
Timepieces and Jewelry Distribution	44.6	42.6	4.8%
Royalties	10.5	11.4	(8.0%)
Interdivisional	0.4	0.2	N/m
Total	466.6	442.5	5.4%
Leather goods	243.8	221.7	10.0%
Shoes	49.0	49.3	(0.5%)
Ready-To-Wear	61.6	59.9	2.7%
Watches	47.2	46.5	1.6%
Jewelry	34.0	33.2	2.5%
Other	20.1	20.3	(0.1%)
Royalties	10.5	11.4	(8.0%)
Interdivisional	0.4	0.2	N/m
Total	466.6	442.5	5.4%
Europe	143.4	130.6	9.8%
United States	103.1	90.5	13.9%
Japan	136.9	134.0	2.2%
Rest of Asia	74.1	77.7	(4.5%)
Rest of World	8.7	9.5	(9.9%)
Interdivisional	0.4	0.2	N/m
Total	466.6	442.5	5.4%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP:

REVENUES

			% Increase
€ Million	Full Year 2003	Full Year 2002	(Decrease)
Gucci Division	1,522.4	1,536.8	(0.9%)
Yves Saint Laurent	154.2	146.4	5.4%
YSL Beauté	614.7	599.0	2.6%
Other Operations	348.3	299.5	16.3%
Interdivisional	(52.2)	(37.4)	N/m
Total	2,587.4	2,544.3	1.7%

GUCCI GROUP:
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK
AMORTIZATION AND RESTRUCTURING EXPENSES

			% Increase
€ Million	Full Year 2003	Full Year 2002	(Decrease)
Gucci Division	421.9	447.8	(5.8%)
Yves Saint Laurent	(76.4)	(64.8)	N/m
YSL Beauté	20.9	41.2	(49.2%)
Other Operations	(62.6)	(80.9)	N/m
Corporate Expenses	(31.0)	(33.9)	N/m
Interdivisional	(0.4)	(0.4)	N/m
Total	272.4	309.0	(11.9%)

GUCCI GROUP:
RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL
AND TRADEMARK AMORTIZATION AND RESTRUCTURING TO
OPERATING PROFIT (LOSS)

	Operating Profit
	(Loss) before
	Restructuring and
	Goodwill and		Goodwill and	Operating
	Trademark	Restructuring	Trademark	Profit
€ Million	Amortization	expenses	Amortization	(Loss)

Full Year 2003
Gucci Division	421.9	3.0	12.9	406.0
Yves Saint Laurent	(76.4)	4.6	28.1	(109.1)
YSL Beauté	20.9	2.8	41.1	(23.0)
Other Operations	(62.6)	16.3	43.5	(122.4)
Corporate Expenses	(31.0)	0.3	0.0	(31.3)
Interdivisional	(0.4)	0.0	0.0	(0.4)
Total	272.4	27.0	125.6	119.8
Full Year 2002
Gucci Division	447.8	0.0	16.7	431.1
Yves Saint Laurent	(64.8)	0.0	23.1	(87.9)
YSL Beauté	41.2	3.1	41.1	(3.0)
Other Operations	(80.9)	0.1	45.5	(126.5)
Corporate Expenses	(33.9)	0.0	0.0	(33.9)
Interdivisional	(0.4)	0.0	0.0	(0.4)
Total	309.0	3.2	126.4	179.4

GUCCI DIVISION:

REVENUES

			% Increase
€ Million	Full Year 2003	Full Year 2002	(Decrease)
Directly-operated Stores	1,070.4	1,067.2	0.3%
Wholesale Distribution*	242.5	247.7	(2.2%)
Timepieces and Jewelry Distribution	166.0	174.0	(4.6%)
Royalties	41.7	47.6	(12.4%)
Interdivisional	1.8	0.3	N/m
Total	1,522.4	1,536.8	(0.9%)
Leather goods	745.4	741.5	0.5%
Shoes	183.6	180.5	1.7%
Ready-To-Wear	214.6	217.0	(1.1%)
Watches	170.1	186.2	(8.7%)
Jewelry	104.5	97.1	7.6%
Other	60.7	66.6	(8.8%)
Royalties	41.7	47.6	(12.4%)
Interdivisional	1.8	0.3	N/m
Total	1,522.4	1,536.8	(0.9%)
Europe	496.4	501.6	(1.0%)
United States	334.5	321.7	4.0%
Japan	416.2	408.3	1.9%
Rest of Asia	241.4	266.9	(9.5%)
Rest of World	32.1	38.0	(15.7%)
Interdivisional	1.8	0.3	N/m
Total	1,522.4	1,536.8	(0.9%)

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP:

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME
(In millions of Euro, except per share and share amounts)

	4th Quarter	4th Quarter	Full Year	Full Year
	2003	2002	2003	2002

Net Revenues	741.7	714.8	2,587.4	2,544.3

Gross Profit	508.7	490.6	1,735.4	1,742.3

Selling, General and Administrative expenses	359.8	375.3	1,463.0	1,433.3

Restructuring expenses	10.0	0.7	27.0	3.2

Goodwill and trademark Amortization	35.0	34.1	125.6	126.4

Operating profit	103.9	80.5	119.8	179.4

Financial income (expenses), net	(0.9)	11.9	11.9	62.7

Other income (expenses), net	1.3	1.9	13.7	(1.1)

Pre-tax income	104.3	94.3	145.4	241.0

Taxation	4.6	1.9	(22.1)	19.3

Minority interests	2.4	(3.0)	(6.8)	(5.1)

Net income	97.3	95.4	174.2	226.8

Net income per share-basic	0.97	0.94	1.75	2.24

Net income per share-diluted	0.96	0.93	1.73	2.21

Weighted number of shares outstanding – basic	—	—	99,518,957	101,060,751

Weighted number of shares outstanding – diluted	—	—	100,697,227	102,422,918

CALCULATION OF NET FINANCIAL INDEBTEDNESS

(In millions of Euro)

	January 31,	October 31,	January 31,
	2004	2003	2003

Cash and cash equivalents	(1,468.7)	(1,351.4)	(2,934.6)

Financial receivables expiring within 12 months	(199.6)	—	—

Long-term financial assets	(11.5)	(252.7)	(262.4)

Bank overdrafts and short-term loans	423.7	525.9	630.5

Long-term financial payables	1,318.3	1,352.3	1,202.4

Net Financial Indebtedness (Asset)	62.2	274.1	(1,364.1)

GUCCI GROUP:

SUMMARIZED CONSOLIDATED BALANCE SHEETS
(In millions of Euro)

	January 31, 2004	January 31, 2003

Assets

Current Assets

Cash and cash equivalents	1,468.7	2,934.6

Financial receivables expiring within twelve months	199.6	—

Trade receivables, net	352.5	331.8

Inventories, net	495.7	472.0

Current value of hedge derivatives	70.8	110.6

VAT reimbursement receivable	127.7	149.0

Other current assets	148.7	177.2

Total current assets	2,863.7	4,175.2

Non-current assets

Property, plant and equipment, net	941.3	912.5

Goodwill, trademarks, other intangible assets and deferred charges, net	1,976.3	2,110.0

Long-term financial assets	11.5	262.4

Deferred tax assets	286.7	263.7

Other non-current assets	93.5	56.8

Total non-current assets	3,309.3	3,605.4

Total assets	6,173.0	7,780.6

Liabilities and shareholders’ equity

Current liabilities

Bank overdrafts and short-term loans	423.7	630.5

Trade payables and accrued expenses	473.2	478.5

Other current liabilities	183.1	263.3

Total current liabilities	1,080.0	1,372.3

Non-current liabilities

Long-term financial payables	1,318.3	1,202.4

Long-term tax payable and deferred tax liabilities	339.2	380.9

Other non-current liabilities	80.3	89.0

Total non-current liabilities	1,737.8	1,672.3

Total liabilities	2,817.8	3,044.6

Minority interests	41.7	64.6

Shareholders’ equity	3,313.5	4,671.4

Total liabilities and shareholders’ equity	6,173.0	7,780.6

PricewaterhouseCoopers Accountants N.V.

Prins Bernhardplein 200, 1097 JB Amsterdam
P.O. Box 94071, 1090 GB Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88

To the Supervisory Board and

the Shareholders of Gucci Group N.V.

AUDITORS’ REPORT

Introduction

      We have audited the accompanying consolidated balance sheets of Gucci Group N.V. as of January 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity and comprehensive income (“the consolidated financial information”) for each of the three years in the period ended January 31, 2004. The consolidated financial information does not represent the statutory financial statements of the Company. The consolidated financial information are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial information based on our audit.

Scope

      We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the Netherlands and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial information. We believe that our audit provide a reasonable basis for our opinion.

Opinion

      In our opinion, the consolidated financial information referred to above, present fairly, in all material respects, the consolidated financial position of Gucci Group N.V. as of January 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004 in conformity with International Financial Reporting Standards.

      Since the consolidated financial information do not include the Corporate Financial Statements and related disclosures, these consolidated financial information do not meet all requirements as included in Part 9 of Book 2 of the Netherlands Civil Code.

Additional Matters

      International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2004, 2003 and 2002 and the determination of shareholders’ equity as of January 31, 2004 and 2003 to the extent summarized in Note 23 to the financial statements.

April 19, 2004

PricewaterhouseCoopers Accountants N.V.

PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl.

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF INCOME

	2003	2002	2001(*)

	(In thousands of Euro, except
	per share and share amounts)
Net revenues	2,587,390	2,544,286	2,565,116
Cost of goods sold	851,984	802,007	773,399

Gross profit	1,735,406	1,742,279	1,791,717
Selling, general and administrative expenses	1,463,026	1,433,276	1,393,123
Restructuring expenses	27,008	3,144	—
Goodwill and trademark amortization	125,575	126,418	130,209

Operating profit	119,797	179,441	268,385
Restructuring expenses	—	—	(750)
Financial income, net	11,881	62,796	88,123
Other income (expenses), net	13,695	(1,257)	10,586

Income before income taxes and minority interests	145,373	240,980	367,844
Income tax expense (benefit)	(22,115)	19,286	58,679

Net income before minority interests	167,488	221,694	309,165
Minority interests	6,759	5,060	3,370

Net income for the year	174,247	226,754	312,535

Net income per share of common stock — basic	1.75	2.24	3.12
Weighted average number of shares — basic	99,518,957	101,060,751	100,174,358
Net income per share of common stock — diluted	1.73	2.21	3.08
Weighted average number of shares and share equivalents — diluted	100,697,227	102,422,918	101,524,040

(*)	The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

CONSOLIDATED BALANCE SHEETS

	2003	2002

	(In thousands of Euro)
ASSETS
Current assets
Cash and cash equivalents	1,270,748	2,782,588
Short-term financial assets	380,091	—
Trade receivables, net	352,525	331,834
Inventories, net	495,655	472,028
Current value of hedge derivatives	70,790	110,559
Other current assets	276,462	326,186

Total current assets	2,846,271	4,023,195

Non-current assets
Long-term financial assets	17,446	408,079
Property, plant and equipment, net	941,272	912,497
Goodwill, trademarks, other intangible assets and deferred charges, net	1,976,339	2,110,015
Deferred tax assets	289,996	263,671
Other non-current assets	104,905	63,150

Total non-current assets	3,329,958	3,757,412

Total assets	6,176,229	7,780,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts and short-term loans	423,687	630,534
Trade payables and accrued expenses	473,248	478,479
Tax liabilities and income tax payable	93,968	143,857
Other current liabilities	91,892	119,262

Total current liabilities	1,082,795	1,372,132

Non-current liabilities
Long-term financial payables	1,318,292	1,202,411
Pension liabilities and severance indemnities	55,124	50,831
Long-term tax payable and deferred tax liabilities	339,195	381,052
Other long-term liabilities	25,181	38,182

Total non-current liabilities	1,737,792	1,672,476

Total liabilities	2,820,587	3,044,608

Minority interests	41,714	64,566

Shareholders’ equity
Share capital	106,159	104,688
Contributed surplus	1,478,543	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(261,328)	(173,274)
Accumulated other comprehensive income	670,919	754,119
Net result for the year	174,247	226,754

Shareholders’ equity	3,313,928	4,671,433

Total liabilities, minority interests and shareholders’ equity	6,176,229	7,780,607

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001(*)

	(In thousands of Euro)
Cash flow provided by operating activities
Net result for the year	174,247	226,754	312,535
Depreciation	102,077	93,950	77,094
Amortization	149,177	148,525	145,585
Net loss (gain) on sale and write-down of non-current assets	16,722	(28)	2
Changes (net of acquisitions) in:
trade receivables, net	(29,192)	(27,872)	(24,215)
inventories, net	(33,907)	(43,333)	(80,368)
other current assets	53,657	(45,014)	(54,855)
trade payables and accrued expenses	4,354	36,870	(34,209)
income tax payable	(62,717)	(20,161)	18,417
other current liabilities	(24,455)	(27,879)	(44,477)
deferred tax	(62,134)	(72,132)	(63,412)
other non-current assets	(6,612)	(13,126)	(7,882)
other non-current liabilities	(21,059)	(9,218)	(15,369)

Cash flow provided by operating activities	260,158	247,336	228,846

Cash flow used in investing activities
Acquisitions	(10,286)	(24,875)	(220,264)
Acquisition of minority interest in Sergio Rossi	(41,058)	—	—
Purchases of tangible assets	(195,129)	(255,578)	(245,869)
Increase in deferred charges and intangible assets	(20,925)	(85,077)	(96,081)
Proceeds from the sale of non-current assets	—	2,987	10,100

Cash flow used in investing activities	(267,398)	(362,543)	(552,114)

Cash flow (used in) provided by financing activities
Issuance (repayment) of long-term debt, net	168,391	384,891	(173,031)
Proceeds from the sale of long-term financial assets	28,167	—	—
Changes in financial assets	(45,990)	(151,990)	—
Investment in long-term financial assets	—	—	(299,419)
Purchases of treasury shares	(281,573)	(158,499)	—
Proceeds from the exercise of stock options and other movements	227,693	41,749	27,869
Return of capital to shareholders	(1,347,005)	—	—
Dividends	(49,797)	(50,709)	(425,243)

Cash flow (used in) provided by financing activities	(1,300,114)	65,442	(869,824)

Increase (decrease) in cash, net of short-term financial indebtedness	(1,307,354)	(49,765)	(1,193,092)
Effect of exchange rates on cash (short-term financial indebtedness), net:
Exchange effects arising from translation	2,361	4,984	(35,118)
Exchange effects arising from change to Euro		—	206,510
Cash (short-term financial indebtedness) from acquired companies, net	—	(2,914)	(8,297)
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	2,152,054	2,199,749	3,229,746
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	847,061	2,152,054	2,199,749

(continued)

GUCCI GROUP N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2003	2002	2001(*)

	(In thousands of Euro)
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	1,270,748	2,782,588	2,964,907
Bank overdrafts and short-term loans	(423,687)	(630,534)	(765,158)

Cash and cash equivalents, net	847,061	2,152,054	2,199,749

Supplemental disclosures of cash flow information:

	2003	2002	2001(*)

Cash paid during the period:
Interest expense	77,128	52,161	68,788
Income taxes	89,759	121,157	106,508
Cash flow from interest received	83,705	122,274	163,055

Assets and liabilities in the businesses acquired were as follows:

	2003	2002	2001

Fixed assets	1,286	743	16,205
Assets under capital lease	2,566	—	—
Trade receivables	—	5,691	19,287
Inventories	2,007	1,675	7,717
Trade payables	(2,100)	(2,857)	(22,894)
Other liabilities, net	1,591	(3,205)	(49,038)
Cash (short-term indebtedness), net	—	(2,914)	(8,297)
Financial payables	(3,023)	—	(2,805)
Effects of changes in exchange rates	(293)	616	4,693

	2,034	(251)	(35,132)
Goodwill and trademarks, net of deferred taxes	12,229	29,721	281,073

Cost of acquisitions	14,263	29,470	245,941

Amount paid during the year	10,286	24,875	220,264
Amount paid in prior year	3,977	—	—
Amount to be paid as at the year end	—	4,595	25,677

(*)	The Cash flows were converted from US Dollar to Euro using the average exchange rate of 2001 except for cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of 2001.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

							Accumulated
						Treasury	Other
	Number of	Share	Contributed		Retained	Stock, at	Comprehensive	Net Result
	Shares	Capital	Surplus		Earnings	Cost	Income	for the Year	Total

	(In thousands of Euro*, except number of shares)
Balance at January 31, 2001	100,095,205	103,654	2,792,130		763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—		312,225	—	—	(312,225)	—
Dividends	—	—	—		(364,480)	—	—	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	—	2,997		—	30,028	—	—	33,025
Other	14,723	—	242		(2,852)	720	256	—	(1,634)
Net income for 2001	—	—	—		—	—	—	312,535	312,535
Other comprehensive income:
— Hedging reserve:
Opening	—	—	—		(926)	—	9,359	—	8,433
Movements	—	—	—		—	—	(16,918)	—	(16,918)
— Fair-value reserve	—	—	—		—	—	(2,388)	—	(2,388)
— Foreign currency adjustments (net of tax of € (1.1) million)	—	—	—		—	—	(104,733)	—	(104,733)
Total other comprehensive income	—	—	—		(926)	—	(114,680)	—	(115,606)
Comprehensive income	—	—	—		—	—	—	—	196,929
Exchange effects arising from change to Euro	—	—	—		—	—	323,385	4,259	327,644

Balance at January 31, 2002	100,722,403	103,654	2,795,369		707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—		261,826	—	—	(261,826)	—
Dividends	—	—	—		—	—	—	(50,709)	(50,709)
Shares issued for option exercise	7,940	8	394		—	—	—	—	402
Shares released from treasury for options exercise	1,294,274	—	(3,458)		—	44,747	—	—	41,289
Shares repurchased	(1,800,595)	—	—		—	(158,499)	—	—	(158,499)
Other	11,229	1,026	(1,904)		(596)	620	—	—	(854)
Net income for 2002	—	—	—		—	—	—	226,754	226,754
Other comprehensive income:
— Hedging reserve (net of tax of € 5.2 million)	—	—	—		—	—	106,581	—	106,581
— Fair-value reserve	—	—	—		—	—	5,207	—	5,207
— Foreign currency adjustments (net of tax of € 7.7 million)	—	—	—		—	—	(57,161)	—	(57,161)
Total other comprehensive income	—	—	—		—	—	54,627	—	54,627
Comprehensive income	—	—	—		—	—	—	—	281,381

Balance at January 31, 2003	100,235,251	104,688	2,790,401		968,745	(173,274)	754,119	226,754	4,671,433
Share capital increase	—	1,387,116	(1,387,116)		—	—	—	—	—
Return of capital to shareholder	—	(1,387,116)	40,111	(**)	—	—	—	—	(1,347,005)
Appropriation of result for 2002	—	—	—		176,957	—	—	(176,957)	—
Dividends	—	—	—		—	—	—	(49,797)	(49,797)
Shares repurchased	(3,203,987)	—	—		—	(281,573)	—	—	(281,573)
Shares issued for option exercise	1,442,455	1,471	56,987		—	—	—	—	58,458
Shares released from treasury for options exercise	2,579,114	—	(24,206)		—	193,441	—	—	169,235
Other	54,088	—	2,366		(314)	78	—	—	2,130
Net income for 2003	—	—	—		—	—	—	174,247	174,247
Other comprehensive income:
— Hedging reserve (net of tax of € 1.5 million)	—	—	—		—	—	(31,572)	—	(31,572)
— Fair-value reserve	—	—	—		—	—	(853)	—	(853)
— Foreign currency adjustments (net of tax of € 2.5 million)	—	—	—		—	—	(50,775)	—	(50,775)
Total other comprehensive income	—	—	—		—	—	(83,200)	—	(83,200)
Comprehensive income	—	—	—		—	—	—	—	91,047

Balance at January 31, 2004	101,106,921	106,159	1,478,543		1,145,388	(261,328)	670,919	174,247	3,313,928

(*)	The Euro amounts as at January 31, 2002 have been calculated from previously published US Dollar amounts as follows:

—	“Share capital” and related movements by multiplying the number of shares issued by the nominal value of € 1.01;

—	Balances other than “Share capital” as the aggregate amount of:

•	The balances as at January 31, 1999 translated using the exchange rate at that date, and

•	The movements recorded during the period from February 1, 1999 up to January 31, 2002 calculated as follows:

—	“Net income of the period” using the respective period average exchange rate,

—	“Shares issued to PPR” on March 19, 1999 using the exchange rate on that date,

—	“Appropriation of the result” using the prior period average exchange rate,

—	“Dividends” using the exchange rate on the due date of the respective payments,

—	all other movements using each period’s average exchange rate.

(**)	This amount relates to the portion of return of capital relevant the Treasury stock.

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)     Activities of the Group

      Gucci Group is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eye-wear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and also distributes products to franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2)     Acquisitions

      During the year ended January 31, 2004 the Group made a number of immaterial acquisitions including an Italian shoe production facility, the quota held by the minority shareholder in the Joint Venture established in the past in Singapore and Malaysia as well as the establishment of a Joint Venture in UK with a former supplier of services for a total consideration of € 14.3 million.

      During the year ended January 31, 2003 the Group made a number of immaterial acquisitions including Italian shoe and jewelry production facilities as well as the quota held by the minority shareholder in the Joint Venture established in the past in Taiwan for a total consideration of € 29.5 million.

      The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amount, of € 12.2 and € 29.7 million, as of January 31, 2004 and January 31, 2003, respectively, has been recorded as goodwill, which will be amortized over 20 years.

      In January 2004 the Group acquired the 30% minority interest of Sergio Rossi S.p.A and Sergio Rossi International S.A.R.L for a total consideration of € 41.1 million. The sellers have retained the right to dividends and voting powers with respect to the sold stock until January 31, 2007 and have a call option — the right to repurchase a 28.5% interest — on that date. Based on the fact that the sellers retained all economic rights in respect of the shares, the 30% interest has been reflected as a minority interest while the payment of € 41.1 million has been included in “Other non-current assets”.

(3)     Summary of Significant Accounting Policies

      The Group’s accounting policies comply with standards set forth by the International Accounting Standards Board.

      The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of Preparation

      The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reporting Currency

      Starting from February 1, 2002, the Group adopted the Euro as its reporting currency.

      The 2001 comparative balances previously reported in prior period US Dollar denominated consolidated financial statements have been translated by applying the following criteria:

•	equity items have been translated following the criteria disclosed in the notes to the Statement of changes in consolidated shareholders’ equity and comprehensive income;

•	income statement items have been translated by applying the exchange rate that approximates the average €/ US$ exchange rate during 2001 (€/ US$0.8908);

•	exchange differences resulting from this translation have been recognized directly in equity as a movement of the “Accumulated other comprehensive income” reserve;

•	consolidated statements of cash flows have been translated by applying the exchange rate that approximates the average — / US$ exchange rate for the relevant period.

      Consequently, the 2001 consolidated financial statements show the same trends and ratios as previously reported.

Foreign Currency Transactions and Balances

      Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

      Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of their fair value gain or loss. Translation differences on available-for sale equities are included in equity.

Principles of Consolidation

      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

      The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group’s share of equity.

      In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

      All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

      The balance sheets of subsidiaries denominated in foreign currencies are translated into Euro using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders’ equity using exchange rates at the close of the period or on the date of

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders’ equity.

      Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash Flow Statement

      The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdrafts and short-term loans forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities.

Cash and Cash Equivalents

      The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and Payables

      Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in Foreign currency adjustments (see Note 14).

Inventories

      Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail method for retail inventories and average cost method for production and wholesale inventories.

      Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at mark-down value.

Property, Plant and Equipment

      Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The applicable depreciation rates are as follows:

Buildings	2% — 6%
Plant and production equipment	7% — 18%
Furniture and fixtures	10% — 20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10% — 22%

      Land is not depreciated.

      When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

      The cost of major renovations is included in the carrying amount of the assets when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

Leases

      Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, Trademarks, Other Intangible Assets and Deferred Charges

      Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired businesses at the date of acquisition and is expensed over its estimated useful life up to a maximum period of 20 years using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

      Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

      Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

      The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

      Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

      The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Derivative Financial Instruments

      The Group enters into derivative financial transactions as hedges. The related financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities (“Fair value hedge”) or as a hedge of forecasted transactions (“Cash flow hedge”). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, “Hedging reserve”. Amounts deferred in the “Hedging reserve” and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

      If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income. At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

      All outstanding derivatives at January 31, 2004 and 2003 qualified for hedge accounting.

      The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

Financial Assets

      The Company owns financial assets, which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as “Available-for-sale”.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, “Fair value reserve”, until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

      The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

Stock Options

      Upon the grant of the options no effects are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders’ equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the value of treasury shares is recorded as a change in contributed surplus.

      In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group’s common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Treasury Stock

      The Group purchases Gucci Group NV shares to satisfy the exercise of certain stock options pursuant to the Company’s Stock Option Plan. The value of the purchased shares is deducted from total shareholder’s equity as Treasury stock. Treasury stock is valued at cost applying the FIFO method. Where Treasury stock is reissued the consideration received is included in shareholder’s equity.

Income Taxes

      The provision for current income taxes is based on estimated taxable income.

      Deferred income taxes are provided, using the liability method, to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

      A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net Income Per Share

      Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Recognition of Revenues

      Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues. Should any product return or is expected to return or any commercial discount be recognized, the relevant value reduces revenues arising from the sale of goods. Cash discounts are recognized as financial costs.

Store Opening/Closing Costs

      Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rents paid during the construction period of new retail stores, which are capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to operating income as restructuring expenses.

Shipping & Handling Costs

      Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication Expenses

      Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative Advertising Programs

      Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring Expenses

      Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

Reclassifications

      Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the 2003 presentation.

Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional Information

      The companies included in the consolidated financial statements at January 31, 2004 are listed in Note 26.

      The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each subsidiary at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

      Fiscal years of the Group ended on January 31, 2004, 2003 and 2002.

      All references to “financial statements” in these notes are to the “consolidated” financial statements for all periods, unless otherwise indicated.

      Amounts included in the financial statements and notes are stated in thousands of Euro except percentages and net income per share and share amounts and where otherwise noted.

      All references to the “Group” or the “Company” relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4)     Segment Information

      The Group has five operating segments: Gucci Division (excluding Gucci Timepieces), Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and wholesale distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent perfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

      The following table presents information about the Company by segment of activity:

	2003	2002	2001

Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,378,515	1,382,690	1,512,798
Revenues from other segments	15,254	13,527	18,087
Total revenues	1,393,769	1,396,217	1,530,885
Operating profit before goodwill amortization and restructuring	387,773	402,867	461,213
Goodwill amortization	2,596	8,433	26,573
Restructuring	2,164	—	—
Operating profit after goodwill amortization and restructuring	383,013	394,434	434,640
Depreciation	60,450	59,241	53,113
Assets	1,184,968	1,080,778	1,028,202
Liabilities	259,213	261,803	229,128

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Capital expenditures	105,288	94,186	201,811
Asset value of capital leases stipulated during the year	—	49,629	—

Gucci Group Watches(1)
Revenues from external customers
Gucci	142,080	153,862	186,084
Other Brands	21,821	29,565	30,213
Total revenues from external customers	163,901	183,427	216,297
Revenues from other segments	16,794	24,796	19,999
Total revenues	180,695	208,223	236,296
Operating profit before goodwill amortization and restructuring	25,310	36,797	55,144
Goodwill amortization	20,462	13,714	12,556
Restructuring	1,608	136	—
Operating profit after goodwill amortization and restructuring	3,240	22,947	42,588
Depreciation	5,412	4,417	3,999
Assets	330,613	387,465	384,396
Liabilities	54,537	71,303	54,307
Capital expenditures	4,861	23,617	8,472

Yves Saint Laurent
Revenues from external customers	154,615	145,792	101,054
Revenues from other segments	29	40	93
Total revenues	154,644	145,832	101,147
Operating (loss) before goodwill & trademark amortization and restructuring	(73,291)	(63,653)	(76,375)
Goodwill and trademark amortization	23,083	23,102	22,301
Restructuring	4,217	—	—
Operating (loss) after goodwill & trademark amortization and restructuring	(100,591)	(86,755)	(98,676)
Depreciation	15,316	12,720	8,095
Assets	573,440	600,113	520,434
Liabilities	111,882	78,377	117,002
Capital expenditures	36,818	59,236	45,241
Asset value of capital leases stipulated during the year	—	23,661	—

YSL Beauté(2)
Revenues from external customers	614,534	598,792	569,379
Revenues from other segments	154	236	189
Total revenues	614,688	599,028	569,568
Operating profit before goodwill & trademark amortization and restructuring	21,057	41,288	31,134
Goodwill and trademark amortization	52,220	52,303	49,385
Restructuring	2,852	3,008	—

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Operating (loss) after goodwill & trademark amortization and restructuring	(34,015)	(14,023)	(18,251)
Depreciation	20,467	18,956	15,610
Assets	1,242,943	1,305,817	1,308,985
Liabilities	200,957	218,978	214,285
Capital expenditures	25,406	24,874	20,623

Other Operations(3)
Revenues from external customers	275,825	233,585	165,588
Revenues from other segments	42,190	32,172	5,409
Total revenues	318,015	265,757	170,997
Operating (loss) before goodwill & trademark amortization and restructuring	(58,142)	(74,658)	(34,515)
Goodwill and trademark amortization	27,214	28,866	19,394
Restructuring	15,892	—	—
Operating (loss) after goodwill & trademark amortization and restructuring	(101,248)	(103,524)	(53,909)
Depreciation	18,575	15,339	7,107
Assets	806,637	831,989	664,867
Liabilities	166,236	173,598	91,293
Capital expenditures	41,611	122,739	48,827
Asset value of capital leases stipulated during the year	2,619	16,397	—

Corporate
Operating costs excluding restructuring	(30,301)	(33,920)	(35,577)
Restructuring	275	—	—
Depreciation	5,458	5,384	4,546
Assets	282,671	280,146	244,921
Liabilities	226,340	261,666	314,297
Capital expenditures	2,070	33,313	16,976
Asset value of capital leases stipulated during the year	3,578	—	—

Elimination
Revenues from other segments	(74,421)	(70,771)	(43,777)
Operating loss (profit) before goodwill & trademark amortization and restructuring	(26)	282	(2,430)
Operating loss (profit) after goodwill & trademark amortization and restructuring	(26)	282	(2,430)
Assets	(305,293)	(308,738)	(236,107)
Liabilities	(373,720)	(378,971)	(328,209)

Consolidated
Revenues from external customers	2,587,390	2,544,286	2,565,116
Operating profit before goodwill & trademark amortization and restructuring	272,380	309,003	398,594
Goodwill and trademark amortization	125,575	126,418	130,209

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Restructuring	27,008	3,144	—
Operating profit after goodwill & trademark amortization and restructuring	119,797	179,441	268,385
Depreciation	125,678	116,057	92,470
Segment assets	4,115,979	4,177,570	3,915,698
Unallocated assets	2,060,250	3,603,037	3,537,288
Consolidated total assets	6,176,229	7,780,607	7,452,986
Segment liabilities	645,445	686,754	692,103
Unallocated liabilities	2,175,142	2,357,854	2,136,605
Consolidated total liabilities	2,820,587	3,044,608	2,828,708
Capital expenditures	216,054	357,965	341,950
Asset value of capital leases stipulated during the year	6,197	89,687	—

(1)	The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(2)	As of February 1, 2003 the Boucheron fragrance operation was integrated with YSL Beauté. Boucheron fragrance segment information for the periods ended January 31, 2003 and 2002, which had been included in “Other operations” was reclassified to YSL Beauté as if the integration had occurred on February 1, 2001.

(3)	The Other Operations segment includes revenues from operations which individually are not material to the Group.

      As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

      The following table presents information about the Company by geographic area:

	2003	2002	2001

United States
Revenues from external customers	551,569	521,203	542,815
Assets	478,495	535,237	452,452
Capital expenditures	37,736	81,947	82,408
Asset value of capital leases stipulated during the year	—	83,184

Italy
Revenues from external customers	332,262	338,075	337,577
Assets	1,054,908	1,024,229	941,581
Capital expenditures	35,214	102,409	83,666
Asset value of capital leases stipulated during the year	2,619	6,503	—

France
Revenues from external customers	229,295	247,991	236,792
Assets	1,851,493	1,968,636	2,063,754
Capital expenditures	26,120	49,804	37,509

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Rest of Europe
Revenues from external customers	571,009	496,396	466,747
Assets	962,558	888,938	888,007
Capital expenditures	31,764	84,373	100,113
Asset value of capital leases stipulated during the year	3,578	—	—

Japan
Revenues from external customers	523,543	503,138	519,193
Assets	287,407	212,177	209,240
Capital expenditures	72,234	27,458	22,654

Rest of Asia
Revenues from external customers	287,824	307,750	330,061
Assets	128,831	116,484	125,481
Capital expenditures	12,701	11,746	15,455

Rest of world
Revenues from external customers	91,888	129,733	131,931
Assets	6,060	7,921	8,775
Capital expenditures	285	228	145

Elimination
Assets	(653,773)	(576,052)	(773,592)

Consolidated
Revenues from external customers	2,587,390	2,544,286	2,565,116
Segment assets	4,115,979	4,177,570	3,915,698
Unallocated assets	2,060,250	3,603,037	3,537,288
Consolidated total assets	6,176,229	7,780,607	7,452,986
Capital expenditures	216,054	357,965	341,950
Asset value of capital leases stipulated during the year	6,197	89,687	—

      Assets in France and in Italy include € 1,295.8 million and € 266.9 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

      Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

      Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Inventories, Net

      Inventories, net of allowances for excess and obsolete items, at January 31, 2004 and 2003 consisted of the following:

	2003	2002

Finished goods	361,921	333,919
Work in progress	30,121	29,054
Raw materials	103,613	109,055

Inventories, net	495,655	472,028

(6) Other Current Assets

      Other current assets at January 31, 2004 and 2003 consisted of the following:

	2003	2002

VAT & other taxes	127,739	149,029
Prepaid expenses	89,738	88,468
Prepaid tax	18,821	30,924
Other	40,164	57,765

Other current assets	276,462	326,186

(7) Property, Plant and Equipment, Net

      Property, plant and equipment, net, at January 31, 2004 and 2003 consisted of the following:

	2003	2002

Land	129,125	131,724
Buildings	322,475	318,493
Plant and production equipment	108,953	91,541
Furniture and fixtures	122,153	109,617
Leasehold improvements	348,975	320,077
Electronic office machines	48,803	54,390
Construction in progress	91,432	47,237
Other	15,499	25,368
Property, plant and equipment, gross	1,187,415	1,098,447
Accumulated depreciation	(246,143)	(185,950)

Property, plant and equipment, net	941,272	912,497

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in property, plant and equipment were as follows:

Cost	2003	2002

Opening balance	1,098,447	844,281
Additions	201,326	362,575
Acquisitions	3,646	540
Disposals	(59,845)	(44,142)
Currency translation	(56,159)	(64,807)

Closing balance	1,187,415	1,098,447

Accumulated Depreciation	2003	2002

Opening balance	185,950	152,424
Charge for the year	102,077	93,950
Disposals	(43,353)	(39,052)
Write down of fixed assets	13,618	—
Currency translation	(12,149)	(21,372)

Closing balance	246,143	185,950

      Additions include assets leased under capital leases amounting to € 6.2 million and leasehold improvements amounting to € 53.0 million for new stores and store refurbishments and expansions as well as the completion of the acquisition of a property in the Ginza district of Tokyo amounting to € 64.7 million.

      In 2003, the movements in capital lease assets were as follows:

			Net
		Accumulated	Book
	Cost	Amortization	Value

Opening balance	132,792	(2,293)	130,499
Addition	6,197		6,197
Acquisitions	2,566		2,566
Charge for the year	—	(6,134)	(6,134)
Write down of fixed assets	—	(4,455)	(4,455)
Currency translation	(9,352)	196	(9,156)

Closing balance	132,203	(12,686)	119,517

      As at January 31, 2004 property, plant and equipment included certain land and buildings pledged as security for financial liabilities (see Note 10) as well as a building with a carrying value of € 7.2 million pledged as security for a mutual agreement procedures currently under negotiation with certain tax authorities.

(8) Goodwill, Trademarks, Other Intangible Assets and Deferred Charges, Net

      Trademarks and accumulated amortization at January 31, 2004 and 2003 consisted of the following:

		2003
		Accumulated
	Gross	Amortization	Net	2002 Net

Yves Saint Laurent	941,201	190,062	751,139	798,199
Other brands	463,079	88,988	374,091	398,895
Total trademarks	1,404,280	279,050	1,125,230	1,197,094

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in trademarks were as follows:

Cost	2003	2002

Opening balance	1,404,242	1,324,463
Acquisitions	—	—
Adjustments to prior year value	—	79,815
Currency translation	38	(36)

Closing balance	1,404,280	1,404,242

Accumulated Amortization	2003	2002

Opening balance	207,148	132,938
Charge for the year	71,902	75,099
Currency translation	—	(889)

Closing balance	279,050	207,148

      The movements in goodwill were as follows:

Cost	2003	2002

Opening balance	829,425	861,275
Acquisitions	12,229	29,721
Adjustments to prior year value	—	(58,557)
Currency translation	(5,477)	(3,014)

Closing balance	836,177	829,425

Accumulated Amortization	2003	2002

Opening balance	157,280	109,330
Charge for the year	53,673	51,319
Currency translation	(1,321)	(3,369)

Closing balance	209,632	157,280

      Other intangible assets consisted of the following:

	2003	2002

Store lease acquisition costs	158,333	154,723
Software	43,910	42,523
Licenses repurchased	62,322	62,830
Other	43,925	45,248

Intangible assets, gross	308,490	305,324
Accumulated amortization	(83,926)	(64,548)

Intangible assets, net	224,564	240,776

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The movements in other intangible assets were as follows:

Cost	2003	2002

Opening balance	305,324	249,927
Additions	20,925	85,077
Acquisitions	206	602
Disposals	(5,996)	(6,242)
Currency translation	(11,969)	(24,040)

Closing balance	308,490	305,324

Accumulated Amortization	2003	2002

Opening balance	64,548	49,164
Charge for the year	23,602	22,107
Disposals	(5,996)	(5,094)
Write down of fixed assets	3,104	—
Currency translation	(1,332)	(1,629)

Closing balance	83,926	64,548

(9) Financial Assets

      Short and Long-term financial assets on January 31, 2004 included €180.5 million and €17.4 million, respectively of time deposit, the withdrawal of which is restricted subject to the repayment of certain short and long-term financial payables.

      Financial assets on January 31, 2004 included also the KFW International Finance bond. This bond has the following characteristics:

S&P			Fair Value		Expiration
Rating	Nominal Value*		Euro	Yield	Date

AAA	US $	245,000	199,557	2.29%	24/01/2005

(*)	In thousands

      The KFW International Finance bond is pledged as security for a US$ 230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 14). The Company intends to hold this investment until its maturity, but before its expiration date may choose to use other financial assets as security for the letter of credit. As at January 31, 2004 the bond was reclassified from Long-term financial assets to Short-term financial assets as it maturity is less than 12 months.

      During the period the movements in Financial assets were as follows:

	2003	2002

Opening balance	408,079	307,982
Addition	45,990	407,018
Disposal	(28,168)	(253,038)
Change of fair value	534	3,218
Currency translation	(28,898)	(57,101)

Closing balance	397,537	408,079

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The disposal of the period represents the sale of the Dexia Municipal Agency bond held at January 31, 2003 in connection with a €135 million loan which was repaid in December 2003.

(10) Bank Overdrafts and Short-Term Loans

      Bank overdrafts and short-term loans at January 31, 2004 and 2003 consisted of the following:

	January 31, 2004			January 31, 2003

	Nominal		Weighted	Nominal		Weighted
	Currency	Amount	Average	Currency	Amount	Average
Currency	Value*	in Euro	Interest rate	Value*	in Euro	Interest Rate

US Dollars	19,822	16,006	1.89%	100,482	92,901	1.63%
Euro	119,557	119,557	2.33%	208,863	208,863	3.03%
Japanese Yen	34,639,315	264,301	0.49%	30,050,245	232,641	0.30%
Swiss Franc	3,887	2,487	2.64%	104,483	71,183	1.08%
Other		21,336			24,946

Total	N/A	423,687	1.25%	N/A	630,534	1.63%

*	In thousands

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

      At January 31, 2004 Bank overdrafts and short-term loans included the short-term portion of Long-term financial payables amounting to €39.8 million (€38.3 at January 31, 2003).

Credit Lines

      On January 31, 2004, the Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum. As at January 31, 2004 € 599.6 million was drawn against the facility. This amount is classified as Long-term financial payables.

      On May 16, 2003, the Group signed a multi-currency revolving credit facility amounting to CHF 100 million expiring on May 16, 2006, subject to Interest rate per annum Libor + 0.63% and commitment fee per annum on the undrawn portion of 0.31%. As at January 31, 2004 the facility was fully drawn. The loan is classified as Long-term financial payables.

      On November 28, 2003 the Group signed a syndicated loan agreement providing for two multi-currency revolving credit facilities both of them amounting to € 230 million. Terms and conditions of these facilities are as follows:

	Expiration-Date	Interest Rate Per Annum*	Commitment Fee Per Annum

Facility A	26/11/2004	Libor + 0.50%	0.165% on the undrawn portion
Facility B	28/11/2006	Libor + 0.60%	0.240% on the undrawn portion

(*)	The spread could be increased in a range between 0.85% and 0.95% depending upon the performance of the Group.

      Under the agreement the Group has an option to extend Facility A for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. Should the option be exercised, the loan would bear interest at Libor plus 0.50% per annum and would be entirely repayable on November 25, 2005. At January 31, 2004, € 115.0 million was drawn against facility A. As the Group intends to exercise the option, the loan has been classified as a Long-term financial payable.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As at January 31, 2004 Facility B was undrawn.

      All of the three syndicated loan agreements are subject to financial covenants as follows:

•	the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

•	the ratio of Net Financial Indebtedness to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

•	the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

      The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

      On January 31, 2004, all these covenants were satisfied.

      Moreover, Gucci Group N.V. is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

      At January 31, 2004 the Group had further lines of credit, which were not firm commitments, totaling € 424.1 million (€ 619.7 million as at January 31, 2003).

      As at January 31, 2004 financial liabilities secured by mortgages and pledged cash amounted to € 334.3 million (€ 190.1 million at January 31, 2003).

(11)	Income Taxes

      Income tax expense (benefit) for 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Current	49,281	105,236	136,153
Deferred	(71,396)	(85,950)	(77,474)

Income tax expense (benefit)	(22,115)	19,286	58,679

      The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2003	2002	2001

Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(42.8)%	(22.3)%	(14.7)%
Effect of different statutory rates applicable to operating subsidiaries	(35.0)%	(10.1)%	(10.7)%
Non-deductible expenses	9.9%	1.7%	5.1%
Benefit on exercise of stock options	(0.8)%	(0.3)%	(0.1)%
Valuation allowance on deferred tax assets for tax losses carried forward	19.3%	4.6%	1.7%
Other	(0.8)%	(0.6)%	(0.3)%

Effective tax rate	(15.2)%	8.0%	16.0%

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2004 and 2003 were related to the following items:

	2003		2002

	Assets	Liabilities	Assets	Liabilities

Inventory	80,276	—	81,705	—
Intangible assets	23,165	294,917	28,237	331,911
Tangible assets	—	14,689	—	10,553
Net operating loss carry-forwards	138,099	—	123,984	—
Accrued compensation expenses	5,912	—	6,251	—
Accrued restructuring expenses	5,142	—	1,000	—
Depreciation and amortization	8,876	23,146	2,529	14,943
Accrued expenses	18,956	—	13,126	—
Non income taxes	2,405	—	1,678	—
Hedging reserve	—	3,411	—	5,190
Other	7,164	1,155	5,161	2,394

Deferred tax balances	289,995	337,318	263,671	364,991

      The total deferred tax balance for net operating loss carry-forwards amounts to € 207,989 (€ 170,596 in 2002) against which a valuation allowance of € 69,890 (€ 46,612 in 2002) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

      The recoverability of the Deferred tax assets recognized in the consolidated financial statements is supported by both the Company’s business plans and certain transactions implemented during the first quarter of 2004, when the Company made cash injections into certain French and United States subsidiaries. Said transactions will have the effect of increasing the likelihood and the speed of the recovery of Deferred tax assets accrued as of January 31, 2004 on net operating losses carried forward.

      At January 31, 2004, the Group net operating loss carry-forwards expire as follows:

January 31,
2005	4,666
2006	4,944
2007	8,265
2008	28,415
2009 and beyond	174,477
Without expiration	358,011

Total	578,778

      In accordance with a recently issued French fiscal law the aggregate amount of prior years losses carried forward in France, were reclassified to the category without expiration.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)     Long-Term Financial Payables

      Long-term financial payables at January 31, 2004 and 2003 consisted of the following:

						Jan 31,
						2004				Jan 31,
	Floating Rate									2003
						Fixed Rate	Total	Capital
	€	CHF	US$	GBP	Yen	Yen	loans	Leases*	Total	Total

Due in fiscal year:
2004	—	—	—	—	—	—	—	—	—	121,995
2005	391,411	117,238	201,873	1,605	20,601	21,395	754,123	2,546	756,669	629,502
2006	6,290	64,762	4,037	1,605	47,307	42,912	166,913	2,904	169,817	211,443
2007	6,830	765	4,037	1,605	—	107,134	120,371	3,014	123,385	108,527
2008	7,370	765	4,037	1,605	—	78,132	91,909	3,109	95,018	127,097
Beyond	39,043	17,555	20,187	11,158	—	—	87,943	85,460	173,403	—

										1,198,564
Other										3,847
Total	450,944	201,085	234,171	17,578	67,908	249,573	1,221,259	97,033	1,318,292	1,202,411

Weighted Average interest rate	2.60%	0.74%	1.58%	4.77%	0.42%	0.82%	1.65%	6.15%	1.98%	2.33%

(*)	Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after January 31, 2004.

      The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

      The carrying value of Long-term financial liabilities approximates fair value.

(13)     Pension Liabilities and Severance Indemnities

      Pension liabilities and severance indemnities at January 31, 2004 and 2003 consisted of the following:

	2003	2002

Staff leaving indemnities	52,803	48,403
Deferred compensation	1,935	2,247
Other	386	181

Pension liabilities and severance indemnities	55,124	50,831

      Pension liabilities and severance indemnities at January 31, 2004 and 2003 relate to employees in the following countries:

	2003	2002

Italy	26,935	23,480
France	22,317	22,455
Other	5,872	4,896

Pension liabilities and severance indemnities	55,124	50,831

      In Italy staff leaving indemnity is paid to all employees on termination of their employment.

      Each year, the Group accrues for each employee an amount partly based on the employee’s remuneration and partly based on the revaluation of the amounts previously accrued.

      The indemnity is an unfunded, but fully provided, liability.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2003	2002

Discount rate	6%	5.1%
Projected future remuneration increases	4%	3.1%
Projected future employee turnover	2-7%	2- 7%

      The indemnity is an unfunded, but fully provided, liability.

      Additional disclosures have not been made, as the plans are not material.

      The movements in pension liabilities and severance indemnities were as follows:

	2003	2002

Opening balance	50,831	47,550
Accruals for the year	9,818	9,195
Acquisitions	371	681
Payments	(5,259)	(5,169)
Currency translation	(637)	(1,426)

Closing balance	55,124	50,831

(14)	Shareholders’ Equity

Share Capital

      The authorized share capital of Gucci Group N.V. amounts to € 228.7 million and is divided into 224,215,247 shares.

Treasury Stock

      In 2003 the Group repurchased 3,203,987 shares for an aggregate cost of € 281.6 million. The repurchased shares are held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant to the Company’s stock option plan.

      As at January 31, 2004 the Treasury stock includes 2,971,176 shares (2,400,392 shares as at January 31, 2003) with an average value of € 87.95 per share (€ 72.2 as at January 31, 2003).

Dividends

      On May 24, 2003, the Supervisory Board approved a dividend of € 0.50 per share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 16, 2003, the Company paid the dividend from the result of the year 2002 of € 0.50 per share. In 2002 the dividend distributed was US$0.50 per share.

      The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of € 13.50 per share in the form of a return of capital. The payment of the € 13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$15.78 (the US dollar equivalent of € 13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was € 1,347.0 million. As a result of the payments, the

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US$101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in April 2004 (see Strategic alliance) was reduced by US$15.98 per share. This amount was calculated as follows:

•	US$15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/ US$1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

•	US$0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$15.78 over the period from October 2, 2003 to April 30, 2004.

Strategic Alliance

      On September 10, 2001, the Company, Pinault-Printemps-Redoute S.A. (“PPR”) and LVMH-Moët Hennessy Louis Vuitton (“LVMH”) entered into a comprehensive settlement of the legal actions pending among them on that date.

      The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company’s then outstanding share capital, from LVMH at a price of US$94 per Common Share. Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

      Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$101.50 (the “Offer Price”) per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the “Offer Period”). As a result of the distribution of € 13.50 per share in the form of a return of capital (see Dividends) the Offer Price was reduced by US$15.98 and fixed at US$85.52. If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

      LVMH and the Company (but no other third parties) would have the right to seek monetary damages and/or specific performance from PPR if it fails to honor its obligations under the Settlement Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

      Under a simultaneously executed Amended and Restated Strategic Investment Agreement (“Restated SIA”) among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR’s share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a public offer for all of the outstanding Common Shares which is recommended to the Company’s shareholders by the Independent Directors.

Net Income Per Share

      The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the year”.

      Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	Jan 31, 2004	Jan 31, 2003

Denominator in calculating basic net income per share	99,518,957	101,060,751
Add: In the money options outstanding	5,948,973	6,913,971
Less: Treasury shares*	4,770,703	5,551,804

Denominator in calculating diluted net income per share	100,697,227	102,422,918

*	Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

      2,700,000 options to purchase shares of common stock with an average strike price of US$98.79 were outstanding as at January 31, 2004, but were not included in the computation of diluted net income per share (2,474,000 as at January 31, 2003) because their exercise price was greater than the average market price of the common shares during the year; accordingly, the inclusion of these 2,700,000 options would have been antidilutive in the calculation.

Accumulated Other Comprehensive Income

      Accumulated other comprehensive income as at January 31, 2004 and 2003 consisted of the following:

	2003	2002

Exchange effect arising from change to Euro in 2001	940,449	940,449
Hedging reserve	66,953	98,529
Fair value reserve	1,721	2,712
Foreign currency adjustments	(338,204)	(287,571)

Accumulated other comprehensive income	670,919	754,119

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Hedging Reserve

      The movements in the Hedging reserve account in 2003 and 2002 were as follows:

	2003	2002

Opening balance	98,529	(7,559)
Realized change in the value of Cash flow hedges related to transactions completed during the year	(120,639)	(56,806)
Total changes of the fair value of Cash flow hedges during the year	87,490	168,577
Tax on changes during the year	1,577	(5,190)
Currency translation	(4)	(493)

Closing balance	66,953	98,529

Fair Value Reserve

      The movements in the Fair value reserve account in 2003 and 2002 were as follows:

	2003	2002

Opening balance	2,712	(2,388)
Gain on available-for-sale investments sold during the year	(1,304)	(6,886)
Change of the fair value of available-for-sale investments during the year	451	12,093
Currency translation	(138)	(107)

Closing balance	1,721	2,712

Foreign Currency Adjustments

      Movements in foreign currency adjustments account in 2003 and 2002 were as follows:

	2003	2002

Opening balance	(287,571)	(230,410)
Translation of opening net equity and consolidation adjustments	(72,679)	(112,273)
Translation of result for the period	(2,451)	(3,219)
Translation of long-term inter-company accounts receivable	24,497	58,331

Closing balance	(338,204)	(287,571)

Employee Stock Ownership Plan (ESOP)

      The ESOP formed in February 1999 was terminated in 2001 and the shares previously issued to it were cancelled. As part of the termination agreement, the Company committed to issue shares to employees. In fulfillment of the commitment 35,920 shares were issued in April 2003. In total the Company issued 44,564 shares to employees under the ESOP. The issuance of these shares did not have a material impact on the Company’s net income or shareholders’ equity.

(15)	Stock Option Plan

      Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. On January 31, 2004, the Group was authorized to grant options from time to time with respect to up to a cumulative total of 18,514,444 common shares (17,264,444 at January 31, 2003).

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company amended and restated the Incentive Stock Option Plan. With few exceptions, options issued under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan (the New Option Plan) generally were granted at exercise prices equal to or greater than the share price at the time of grant, generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

      If less than the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), than options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer would convert to Stock Appreciation Rights (SARs), which would convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be determined based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

      As at January 31, 2004 the Company has not made any provision for such possible cash payments, as the conversion of the options into SARs is not certain. Had the contingent liability been recorded as at January 31, 2004, it would not have been material.

      During October 2003 the Company paid € 13.50 per share in the form of a return of capital. In order to implement an equitable treatment for the benefit of the participants to the Company’s Stock Option Plan, the Supervisory Board approved a one-time extraordinary reduction of US$15.78 (the US$ equivalent of € 13.50 determined by the € 1/US$1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003) in the exercise price of each option granted prior to October 2, 2003 under the Company’s Stock Option Plan.

      The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

		2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of the year	9,505,599	85.68	9,631,803	79.36	9,381,049	83.67
Granted	1,539,950	85.05	1,300,750	88.19	1,044,900	85.43
Exercised	4,016,388	55.70	1,302,214	42.48	612,475	39.63
Cancelled	80,208	66.85	124,740	65.11	181,671	72.35

Outstanding at the end of the year	6,948,953	81.42	9,505,599	85.68	9,631,803	79.36

Exercisable at the end of the year	2,723,243	80.59	4,741,339	76.18	4,256,263	62.08
Available for grant at the end of the year based on Shareholders’ authorization	1,239,645	N/A	1,449,387	N/A	1,375,397	N/A

(*)	Amounts in US Dollar

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additional information regarding options at January 31, 2004, was as follows:

				Options Exercisable

		Options Outstanding	Weighted		Weighted
		Weighted Average	Average		Average
Range of	Number	Remaining Contractual	Exercise	Number	Exercise
Exercise Price*	Outstanding	Life (Months)	Price*	Exercisable	Price*

6.22 – 62.10	396,438	72.1	52.66	193,438	51.86
62.13 – 62.97	499,860	82.1	62.38	134,170	62.69
63.29 – 66.82	477,245	79.2	65.04	152,255	64.85
67.05 – 71.22	446,700	77.4	68.25	315,500	67.75
71.88 – 79.26	1,166,760	98.2	72.65	236,480	73.37
79.42 – 84.98	1,261,950	111.52	79.81	41.400	83.38
87.22 – 112.22	2,700,000	80.3	98.79	1,650,000	90.25

Total	6,948,953	N/A	81.42	2,723,243	80.59

(*)	Amounts in US Dollar

(16)	Net Revenues

      Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

      Royalties related to the following trademarks:

	2003	2002	2001

Gucci	41,731	47,615	51,435
Yves Saint Laurent	9,261	12,876	21,429
Other	3,600	3,704	3,612

Total	54,592	64,195	76,476

(17)	Selling, General and Administrative Expenses

      Selling, general and administrative expenses in 2003, 2002, and 2001 were as follows:

	2003	2002	2001

Store	495,917	453,180	432,445
General and administrative	403,511	409,520	403,983
Communication	279,015	289,861	290,651
Selling	178,111	171,389	159,290
Shipping & Handling	67,188	62,472	61,432
Marketing & Promotions	24,835	29,656	28,460
Royalties expense	8,144	8,873	8,827
Research & Development	6,305	8,325	8,035

Selling, general and administrative expenses	1,463,026	1,433,276	1,393,123

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(18)	Financial Income, Net

      Financial income, net, in 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001

Interest income	67,224	105,208	150,750
Interest (expense)	(50,354)	(49,559)	(63,773)
Financial income (expense) from hedging transactions	(5,343)	397	899
Financial income from disposal of financial assets	1,304	6,886	—
Other	(950)	(136)	247

Financial income, net	11,881	62,796	88,123

      In 2003 the income from disposal of financial assets derived from the disposal of the Dexia Municipal Agency bond disclosed in Note 9; in 2002 the income derived from the sale of the KFW International Finance bond held as at the end of 2001.

(19)	Restructuring Expenses

      In 2003 restructuring expenses, related primarily to provisions to close certain stores, amounting to € 27.0 million were incurred. These expenses were classified as Operating expenses.

      In 2002 restructuring expenses, related primarily to the integration of Boucheron fragrance operations into YSL Beauté, amounting to € 3.1 million were incurred. These expenses were classified as Operating expenses.

      In 2001 restructuring expenses of approximately € 8.4 million were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL Beauté provided in 2000. The 2001 restructuring expenses were not classified as operating expenditures as they related to restructuring of acquired companies during the year immediately after the acquisition.

(20)	Commitments and Contingencies

Leases

      Annual future minimum fixed rental payments under non-cancelable Operating leases as of January 31, 2004, were as follows:

Fiscal Year	Store	Other	Total

2004	85,006	30,575	115,581
2005	84,496	23,320	107,816
2006	81,075	20,068	101,143
2007	74,287	16,502	90,789
2008	69,621	15,566	85,187
Thereafter	325,746	36,846	362,592

Total	720,231	142,877	863,108

      In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total store rent expense for 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Fixed rent	89,713	83,858	73,154
Variable rent	102,352	100,138	99,332

Total store rent	192,065	183,996	172,486

      Annual future minimum rental payments under Capital leases as of January 31, 2004, were as follows:

Fiscal year	Total

2004	7,584
2005	7,869
2006	8,310
2007	8,433
2008	8,535
Thereafter	143,910

Total future minimum rental payments under Capital leases	184,641
Future finance charge on Capital leases	(85,232)

Present value of finance liabilities on Capital leases	99,409

      At January 31, 2004 the present value of financial liabilities on Capital lease was classified as Short-term loans and Long-term financial payables for an amount of € 2.4 million and € 97.0 million, respectively.

Supply Contracts

      Unrelated subcontractors assemble the Group’s leather goods. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to five years. Moreover the Group enters into agreements with suppliers of certain watch components, which included minimum supply commitments after January 31, 2004.

      The total amount of the future commitments related to these agreements at January 31, 2004, was as follows:

Fiscal Year

2004	76,937
2005	6,071
2006	3,271
2007	1,871
2008	1,121

Total	89,271

Hedging Contracts

      During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The notional values of the contracts outstanding at January 31, 2004 and January 31, 2003 were the following:

January 31, 2004	Forward	Combination Options	Total

US Dollars	140,564	492,770	633,334
Japanese Yen	119,007	432,412	551,419
English Pound	186,336	—	186,336
Hong Kong Dollars	90,194	—	90,194
Korean Won	14,410	—	14,410

Total	550,511	925,182	1,475,693

January 31, 2003	Forward	Combination Options	Total

US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109

Total	547,004	1,069,212	1,616,216

      Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivables as well as payables and financial receivables and payables, denominated in the currencies indicated below.

      The contracts outstanding at January 31, 2004 and January 31, 2003 were as follows:

Currencies	January 31, 2004	January 31, 2003

US Dollar	295,167	487,653
Japanese Yen	21,579	22,704
Swiss Franc	74,617	111,976
English Pound	71,944	52,322
Other currencies	18,574	16,600

Total	481,881	691,255

      All contracts mature at various dates from February 2004 to January 2006.

      All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Litigation

      From December 1, 1978 through November 30, 2003, Gucci had a license with a subsidiary of Wella A.G. (“Wella”) for production of fragrances and cosmetics. Wella did not renew the license on or before November 30, 2001, with the result that the license lapsed on November 30, 2003. Wella has filed legal actions in the U.S.A., Germany and Italy seeking a declaration that the license will subsist until November 30, 2028. The case is pending; however the Group’s management and legal advisors believe that it will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of January 31, 2004, the Group’s management and legal advisors consider that the other minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Letter of Credit

      In addition to the other protections under the Settlement Agreement (see Note 14), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$245 million bond issued by KFW International Finance (see Note 9).

Commitment to Minority Shareholders

      Certain minority shareholders of the Group’s companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all such Put options were exercised on January 31, 2004, the amount payable would have been € 84.4 million. This amount includes the minimum exercise price of certain of the Put/ Call options which the Company may be obliged to pay in the years indicated below:

Fiscal Year

2004	4,845
2005	—
2006	2,280
2007	2,770
2008	6,042

Total	15,937

Other Commitments

      The Company entered into agreements mainly for the acquisition of fixed assets. These commitments as at January 31, 2004 were as follows:

Fiscal Year

2004	24,845
2005	555
2006	225
2007	225
2008	225
Thereafter	1,573

Total	27,648

      The major commitments are represented by store refurbishment projects.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(21)	Additional Disclosures

Employee Remuneration

      Remuneration in 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001

Salaries and wages	452,571	449,673	451,450
Social contributions	88,996	81,879	70,944
Pension and severance indemnities	11,822	11,485	10,461

Total remuneration	553,389	543,037	532,855

Number of Employees

      The average number of employees during 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Managers	695	620	603
White-collar staff	8,376	7,796	7,438
Blue-collar staff	2,127	2,142	1,848

Total average number of employees	11,198	10,558	9,889

      The number of employees at January 31, 2004 and 2003 consisted of the following:

	January 31,	January 31,
	2004	2003

Managers	729	643
White-collar staff (without temporary staff)	8,318	7,839
Blue-collar staff	2,207	2,202

Total number of employees at year-end	11,254	10,684

Directors’ Emoluments

      The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2003, 2002 and 2001 amounting to € 6.1 million € 8.5 million and € 5.9 million, respectively.

Related Party Transactions

      In 2003 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers, the rental of stores and showroom spaces as well as purchases of raw materials from minority shareholders. These transactions represented less than 0.2% (0.2% in 2002) of consolidated revenues, 0.2% (0.3% in 2002) of consolidated operating expenses and 3.4% (3.1% in 2002) of the cost of goods sold.

      Transactions with related parties are priced on an arm’s length basis in a manner similar to transactions with third parties.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(22)	Quarterly Information (Unaudited)

      The following table shows financial results by quarter:

2003	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full Year

Net revenues	567,056	583,688	694,958	741,688	2,587,390
Gross profit	384,426	375,590	466,670	508,720	1,735,406
Operating profit	(24,467)	(17,853)	58,194	103,923	119,797
Net income	1,155	22,688	53,139	97,265	174,247
Net income per share — basic	0.01	0.23	0.54	0.97	1.75
Net income per share — diluted	0.01	0.23	0.53	0.96	1.73

2002	1 Quarter	2 Quarter	3 Quarter	4 Quarter	Full Year

Net revenues	607,619	577,132	644,757	714,778	2,544,286
Gross profit	414,907	394,518	442,279	490,575	1,742,279
Operating profit	20,349	31,496	47,074	80,522	179,441
Net income	35,503	42,852	52,959	95,440	226,754
Net income per share — basic	0.35	0.42	0.53	0.94	2.24
Net income per share — diluted	0.35	0.41	0.52	0.93	2.21

(23)	Reconciliation With Accounting Principles Generally Accepted in the United States

      The Group’s accounting policies differ in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”), as follows:

Impairment of Indefinite Life Assets

      Effective February 1, 2002 the Group adopted the full provisions of FAS 142. Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset (“Indefinite-Lived Asset”) under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most well known and the long lasting luxury and fashion brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, customer loyalty due to its recognizable attributes), which are expected to permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand’s long-term value. Under U.S. GAAP Indefinite-Lived Assets are not amortized but rather tested for impairment annually or when events and circumstances warrant. The Group reevaluates the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

      As at January 31, 2004, in accordance with the FAS 142, the Group completed its annual impairment test for the Indefinite-Lived Asset and for all goodwill, comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were generally based on five to ten year period business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating margin assumption until the end of the period covered by the business plans. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses’ free cash flow; in the subsequent period

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from the Group’s acquisitions, other than minor impairments amounting to € 6.4 million.

      As at January 31, 2004 and 2003 the carrying amount of the Yves Saint Laurent trademark valued in accordance with the U.S. GAAP was € 890.1 million.

      As at January 31, 2004 and 2003 Trademarks and Other intangible assets subject to amortization valued in accordance with the U.S. GAAP consisted of the following:

	January 31, 2004			January 31, 2003

		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net

Trademarks	463,079	62,708	400,371	463,041	43,260	419,781
Other intangible assets	308,490	83,926	224,564	305,324	64,548	240,776

Total	771,569	146,634	624,935	768,365	107,808	660,557

      The movements in the carrying amount of goodwill valued in accordance with U.S. GAAP were as follows:

	2003	2002

Opening balance	800,539	832,389
Additions	12,229	29,721
Adjustments to prior year value	—	(58,557)
Impairment losses	—	—
Currency translation	(4,461)	(3,014)

Closing balance	808,307	800,539

Goodwill and Trademark Amortization

      As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark, which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Useful
Trademark	Life

Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

      The aggregate amortization charge of Trademarks and Other intangible assets determined under U.S. GAAP for the year amounts to € 43.0 million (€ 43.6 million in 2002); approximately the same depreciation charge is expected during each of the next five years.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring charges

      In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

      In accordance with IAS rules, a restructuring accrual is recorded for one-time termination benefit payments and other costs to exit an activity when (1) the Company has a detailed formal plan for the restructuring (2) has started implementation of the plan (3) and has communicated the plan to affected employees. During 2003 for U.S. GAAP purposes, the Company adopted the provisions of FASB SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. In accordance with FAS 146 it is not appropriate to accrue one-time benefit payments to employees if: (1) the employees are required to render services until they are terminated and (2) the employees will be retained to render service beyond the retention period (assumed to be 60 days subsequent to notification of dismal). Under US GAAP € 11.2 million of restructuring expenses were recorded during 2003 with a provision of € 5.0 million remaining at January 31, 2004. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-Cash Compensation Expense

      In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, “Accounting for Stock-Based
Compensation”, the Company accounts for employee stock options under Accounting Principles Board statement No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) as clarified by FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), and FASB Interpretation No. 28, “Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans”.

      The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the “Intrinsic Value”). The related compensation expense was recognized over the vesting period of each grant.

      In December 2001 the Company paid a US$7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR and LVMH (see Note 14). Then, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with FIN 44, the Company recognized as a current period expense for the period ended January 31, 2002 the accumulated intrinsic value of all vested in the money outstanding options amounting to € 114.7 million.

      In October 2003 the Company paid € 13.50 per share in the form of a return of capital. Then, the Company reduced the exercise price of outstanding options by the equivalent U.S. dollar amount of US$15.78 (see Note 15) to provide equitable compensation to option holders not eligible to receive the return of capital. In accordance with FIN 44, the Company recognized a related current period expense amounting to € 3.3 million for the period ended January 31, 2004.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition the intrinsic value of options, which were in-the-money but not vested on the dates of the respective repricing have been charged to compensation expense rateably over the period from the date of repricing to the date of vesting adjusted each period for the effects of variable accounting. Finally, periodic changes in the intrinsic value during the period from the dates of the respective repricing to the date of exercise of the options are recognized as an increase to or a decrease of compensation expense subsequent to the end of the vesting period.

      The Company amended and restated the Incentive Stock Option Plan. If the less of the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer will convert to Stock Appreciation Rights (“SARs”), which will convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be based on a formula, which measures the value of the Company based on operating and net income and the related valuation multiples of stock exchange listed comparator companies.

      Consequently, under U.S. GAAP, variable plan accounting is required for options issued under the New Option Plan until the outcome of the Offer is known. Under U.S. GAAP, the Company is not required to accrue a provision related to the Cash Awards, as the con-version of the options into SARs will be confirmed only by the occurrence of future events not within the control of the Group. Had the contingent liability been recorded as at January 31, 2004, it would not have been material.

      In addition, because the conversion of these options to Cash Awards is outside of the control of either the employee or the Company these instruments would be classified in a mezzanine section of the U.S. GAAP balance sheet between debt and equity. This results in a reconciling difference in the U.S. GAAP equity reconciliation.

Hedging

      The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 “Financial instruments: recognition and measurement”, and FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income.

      Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company’s hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company’s existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS/ IFRS basis shareholders’ equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS/ IFRS and U.S. GAAP basis shareholders’ equity.

Construction Period Store Rental Expenses

      In accordance with IAS/ IFRS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Taxation on Elimination of Inter-Company Profit

      As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Tax Deduction on Stock Options

      As described in Note 3, the Group reports the tax benefits, which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company’s shares, U.S. GAAP requires that this benefit be credited directly to shareholders’ equity.

      Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS/ IFRS:

	2003

Net Income	Pre-Tax Result	Tax	Net Income

Income net of minority interests as reported in the consolidated statement of income	152,132	22,115	174,247
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
—cumulative intrinsic value of vested options on the € 13.50 return of capital payment date, which qualified for variable accounting on that date for the first time	(3,251)	—	(3,251)
—change in intrinsic value of outstanding options	(61,152)	8,261	(52,891)
Restructuring charges	1,815	(639)	1,176
Goodwill and trademark amortization	87,773	(16,554)	71,219
Change in unrealized exchange gain (loss) on hedge transactions	(33,149)	1,577	(31,572)
Construction period store rental expenses, net of related amortization	(5,300)	2,330	(2,970)
Deferred taxation on elimination of inter-company profit	—	(13,731)	(13,731)
Tax deduction on stock options exercise	—	(1,130)	(1,130)
Income net of minority interests in accordance with U.S. GAAP	138,868	2,229	141,097

Basic net income per share in accordance with U.S. GAAP			1.42
Diluted net income per share in accordance with U.S. GAAP			1.40

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shareholders’ Equity	Gross	Tax	Net

Shareholders’ equity as reported in the consolidated balance sheet			3,313,928
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	103,702	(35,292)	68,410
Goodwill and trademark amortization	272,355	(53,939)	218,416
Construction period store rental expenses, net of related amortization	(16,548)	6,526	(10,022)
Change in Fair value of outstanding options	(6,975)	586	(6,389)
Deferred taxes on elimination of inter-company profit		(40,874)	(40,874)
Foreign currency adjustments	3,154	3,384	6,538

Shareholders’ equity in accordance with U.S. GAAP			3,550,007

	2002

Net Income	Pre-Tax Result	Tax	Net Income

Income net of minority interests as reported in the consolidated statement of income	246,040	(19,286)	226,754
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
— compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(583)	—	(583)
— change in intrinsic value of outstanding options	(37,703)	4,280	(33,423)
Goodwill and trademark amortization	104,873	(17,267)	87,606
Unrealized exchange gain (loss) on hedge transactions	111,771	(5,190)	106,581
Construction period store rental expenses, net of related amortization	(9,566)	3,593	(5,973)
Deferred taxation on elimination of inter-company profit	—	(708)	(708)
Tax deduction on stock options exercise	—	(786)	(786)
Income net of minority interests in accordance with U.S. GAAP	414,832	(35,364)	379,468

Basic net income per share in accordance with U.S. GAAP			3.75
Diluted net income per share in accordance with U.S. GAAP			3.70

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shareholders’ Equity	Gross	Tax	Net

Shareholders’ equity as reported in the consolidated balance sheet			4,671,433
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	184,582	(37,385)	147,197
Construction period store rental expenses, net of related amortization	(11,248)	4,196	(7,052)
Change in Fair value of outstanding option	(1,773)	—	(1,773)
Deferred taxes on elimination of inter-company profit	—	(27,143)	(27,143)

Shareholders’ equity in accordance with U.S. GAAP			4,849,896

	2001

Net Income	Pre-Tax Result	Tax	Net Income

Income net of minority interests as reported in the consolidated statement of income	371,214	(58,679)	312,535
Items increasing (decreasing) reported income net of minority interests:
Restructuring	(750)	1,210	460
Non-cash compensation expense:
— compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(6,413)	—	(6,413)
— cumulative intrinsic value of vested in-the-money options on the date of the US$7.00 exercise price reduction	(114,701)	11,056	(103,645)
— change in intrinsic value of outstanding options through year end	(6,999)	1,001	(5,998)
Goodwill and trademark amortization	42,658	(9,661)	32,997
Unrealized exchange gain (loss) on hedge transactions	(16,450)	430	(16,020)
Construction period store rental expenses, net of related amortization	(1,631)	585	(1,046)
Deferred taxation on elimination of inter-company profit	—	(13,310)	(13,310)
Tax deduction on stock options exercise	—	(264)	(264)
Income net of minority interests in accordance with U.S. GAAP	266,928	(67,632)	199,296

Basic net income per share in accordance with U.S. GAAP			1.99
Diluted net income per share in accordance with U.S. GAAP			1.96

Pro-Forma Income Statement (Unaudited)

      Effective February 1, 2002 the Group adopted the full provisions of FAS 142. On a pro-forma basis assuming the new standard had been applied since February 1, 2000 the net result of the period prepared on a

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP basis for the years ended January 31, 2004, 2003 and 2002 would have reflected the following amounts:

	2003	2002	2001

Net Income as reported in accordance with U.S. GAAP	141,097	379,468	199,296
Add back: Trademark amortization, net of tax	—	—	12,309
Add back: Goodwill amortization	—	—	48,751
Pro-Forma Net income	141,097	379,468	260,356

Net income per share — basic	1.42	3.75	2.60
Net income per share — diluted	1.40	3.70	2.56

      During 2002 the Group made minor acquisitions. Had these acquisitions been made on February 1, 2002, the effect on the 2002 income statement would not have been material. Accordingly no related pro-forma information is disclosed.

      During 2001 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2001, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income statements prepared on a U.S. GAAP basis for the year ended January 31, 2002 would have reflected the following amounts:

2001

Net revenues	2,579,313
Goodwill and trademark amortization	88,033
Operating profit	162,833
Net income	195,574

Net income per share of common stock — diluted	1.93

      Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2001.

Stock-Based Compensation

      For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options’ fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2003	2002	2001

Net Income as reported in accordance with U.S. GAAP	141,097	379,468	199,296
Add:
compensation expense included in U.S. GAAP Net Income, net of related tax effect	56,142	34,006	116,056
Deduct:
total stock based employee compensation determined under fair value based method, net of related tax effect	40,680	61,082	95,516
Pro-Forma Net income	156,559	352,392	219,836

Net income per share — basic	1.57	3.49	2.19
Net income per share — diluted	1.55	3.44	2.17

      The weighted average grant-date fair value of options granted in 2003, 2002 and 2001 for the Incentive Stock Option Plan was US$9.56, US$17.61 and US$19.93, respectively.

      The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	2.27%	3.87%	4.16%
Expected life (years)	3.35	3.5	3.5
Volatility	12.17%	14.4%	21.3%
Dividend yield	0.57%	0.57%	0.60%

(24)	Recently Issued Accounting Principles

      In December 2003 the International Accounting Standard Board (IASB) issued the revised version of 15 International Accounting Standards (IAS 1 — Presentation of Financial Statements, IAS 2 — Inventories, IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 — Events after the Balance Sheet Date, IAS 16 — Property, Plant and Equipment, IAS 17 — Leases, IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 24 — Related Party Disclosures, IAS 27 — Consolidated and Separate Financial Statements, IAS 28 — Investments in Associates, IAS 31 — Investments in Joint Ventures, IAS 32 — Financial Instruments: Disclosure and Presentation, IAS 33 — Earning per Shares, IAS 39 — Financial Instruments: Recognition and Measurement, IAS 40 — Investment Property).

      On February 19, 2004 the IASB issued International Financial Reporting Standard 2 — Share-based Payment (IFRS 2) dealing with the accounting for share-base transactions, including grants of shares options and Stock Appreciation Rights (SAR) to employees.

      The revised version of the 15 International Accounting Standards as well as IFRS 2 will be applied by the Company for annual periods beginning on or after January 1, 2005.

      The Company is studying the impact of the amendments to the 15 International Accounting Standards and of implementation of IFRS 2 in its future financial statements.

      On March 31, 2004 the IASB issued International Financial Reporting Standard 3 dealing with business combination. This Standard replaces IAS 22 — Business combinations. In accordance with the IFRS 3 requirements amortization of goodwill acquired in a business combination is prohibited. The Group will

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

implement the new standard to business combinations for which the agreement date is on or after March 31, 2004. With regards to goodwill arising from a business combination for which the agreement date was before March 31, 2004, the Group will apply the new requirements prospectively starting from the beginning of the fiscal year starting on February 1, 2005.

      On March 31, 2004 the IASB issued the revised versions of International Accounting Standard 36 and 38. The main revisions to these standards deal with the amortization of intangibles assets with indefinite useful lives, which is prohibited and the requirement to test goodwill and intangible assets with indefinite useful lives for impairment on an annual basis.

      The Group will implement the new requirements as follows:

•	to intangible assets acquired in a business combination for which the agreement date is on or after March 31, 2004 during the fiscal year starting on February 1, 2004;

•	to all other intangible assets prospectively starting from the beginning of the fiscal year starting on February 1, 2005.

      As a result of the implementation of IFRS 3 as well as of IAS 36 (Revised 2004) and IAS 38 (Revised 2004), for the fiscal year beginning February 1, 2005, the Group expects a reduction of the annual amortization charge approximately € 95 million gross of tax, assuming that no impairment charges of indefinite life intangibles and goodwill is required. The expected positive effect after tax on the result of that year is expected to approximate € 78 million.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 introduces a new concept of a variable interest entity (“VIE”). FIN 46 is effective immediately for all VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will be effective as of June 30, 2004. As of January 31, 2004 and during the periods reported in these financial statements the Company did not have any VIE.

      In December 2003, the FASB issued FAS No. 132(R), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. This Statement revises employer’s disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements. No new disclosures were required in the Company’s financial statements as a result of the implementation of the new standard. The company is currently evaluating the impact of the provisions of FAS 132 (revised 2003), which have a later effective date.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149, which is to be applied prospectively, is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company’s consolidated financial statements.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(25)	Consolidated Companies

Gucci Division

Region	Registered Office

Europe
Guccio Gucci S.p.A.(*)(**)	Florence, Italy
Gucci Logistica S.p.A.(*)	Florence, Italy
Luxury Goods Italia S.p.A.(*)	Florence, Italy
G.F. Services S.r.l.(**)	Milan, Italy
G.F. Logistica S.r.l.(*)	Milan, Italy
Luxury Goods France S.A.(*)	Paris, France
Gucci Limited(*)	London, United Kingdom
GG Luxury Goods Gmbh(*)(**)	Neustadt, Germany
Luxury Goods International S.A.(*)	Cadempino, Switzerland
Luxury Goods Logistic S.A. (51%)	Cadempino, Switzerland
Gucci Belgium S.A.(*)(**)	Brussels, Belgium
La Meridiana Fashion S.A.(**)	Brussels, Belgium
Luxury Goods Spain S.L.(*)	Madrid, Spain
Gucci S.a.m.(*)(**)	Montecarlo, Monaco
Gucci Austria Gmbh(*)(**)	Vienna, Austria
Gucci Netherlands B.V.(*)(**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l.(*)	Florence, Italy
Capri Group S.r.l.(*) (75%)	Naples, Italy
Gucci Venezia S.p.A.(*) (51%)	Venice, Italy
Gucci International N.V.(**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG France Holding S.a.r.l.(**)	Paris, France
Gucci Luxembourg S.A.(**)	Luxembourg
Gucci Services Limited(**)	London, United Kingdom
Gucci Participation B.V.	Amsterdam, The Netherlands
Gucci Finanziaria S.p.A.	Florence, Italy
Gucci Italia Holding S.p.A.(**)	Florence, Italy
Gucci Ireland Limited	Dublin, Ireland
Luxury Goods Operations(L.G.O.) S.A.(*) 51%	Cadempino, Switzerland
North America
Gucci North American Holdings, Inc.(**)	Delaware, U.S.A.
Gucci America, Inc.(*)	New York, U.S.A.
Gucci Shops of Canada, Inc.	New Brunswick, Canada
Gucci Boutiques, Inc.(*)	New Brunswick, Canada
Asia
Gucci Group Japan Limited(*)	Tokyo, Japan
Gucci Group(Hong Kong) Limited(*)(**)	Hong Kong, China
Gucci Thailand Co, Ltd(**)	Bangkok, Thailand
Gucci Group Guam, Inc.(*)	Tumon, Guam

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Region	Registered Office

Gucci Group Korea Ltd(*)(**)	Seoul, South Korea
Gucci Taiwan Limited(*)(**)	Taipei, Taiwan
Gucci(Malaysia) Sdn Bhd(*)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited(*)	Singapore, Singapore
Gucci Australia PTY Limited(*)	Victoria, Australia
Gucci Group Japan Holding Limited(*)	Tokyo, Japan
Yugen Kaisha Gucci(*)(**)	Tokyo, Japan
Rest of World
Gemini Aruba N.V.	Aruba, Netherlands Antilles

Gucci Group Watches

Region	Registered Office

Europe
Luxury Timepieces International S.A.(*)	Neuchâtel, Switzerland
Luxury Timepieces(U.K.) Ltd.(*)(**)	London, United Kingdom
Luxury Timepieces España, S.L. (51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A.(*)	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A. (85%)	Geneva, Switzerland
Bédat & Co. S.A.(*) (85%)	Geneva, Switzerland
Gucci Group WatchesFrance S.A.S.	Pantin, France
North America
Luxury Timepieces(Canada), Inc.(*)(**)	Markham, Canada
Bédat & Co. U.S.A., LLC(*) (85%)	San Francisco, U.S.A.
Asia
Luxury Timepieces(Hong Kong) Limited(*)(**)	Hong Kong, China
Luxury Timepieces Japan Limited(*)	Tokyo, Japan
Gucci Group Watches Taiwan Limited(*)	Taipei, Taiwan

Yves Saint Laurent

Region	Registered Office

Europe
Yves Saint Laurent, S.A.S.(*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S.(*)	Paris, France
Yves Saint Laurent Fashion B.V.	Amsterdam, The Netherlands
Yves Saint Laurent France B.V.	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m.(*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A.(*)	Madrid, Spain
Yves Saint Laurent UK Ltd(*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L.	Brussels, Belgium

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Region	Registered Office

C. Mendès S.A.(*)	Paris, France
Yves Saint Laurent Germany Gmbh(*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S.	Paris, France
North America
Yves Saint Laurent America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc.(*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.
Asia
Yves Saint Laurent Fashion Japan Limited	Tokyo, Japan

YSL Beauté

Region	Registered Office

Europe
YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet(S.A.S.)(*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.)(*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A.(*)	Neuilly sur Seine, France
YSL Beauté Gmbh(*)	Munich, Germany
YSL Beauté S.A.(*)	Barcelona, Spain
Fendi Profumi S.p.A.(*)	Florence, Italy
Florbath Profumi di Parma S.p.A.(*)	Florence, Italy
YSL Beauté Nederland B.V.(*)	Eg Maassluis, The Netherlands
Parfums Stern(S.A.S.)(*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V.(*)	Brussels, Belgium
YSL Beauté AEBE(*) (51%)	Athens, Greece
YSL Beauté S.A.(*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Geneva, Switzerland
YSL Beauté Ltd(*)	Haywards Heath, United Kingdom
YSL Beauté Italia S.p.A.(*)	Florence, Italy
YSL Beauté HGmbh(*)	Vienna, Austria
Fildema XXI S.L.	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YSL Beauté

Region	Registered Office

Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France
Stella McCartney Parfums (S.A.S.)	Neuilly sur Seine, France
Boucheron Parfumes (S.A.S.)(*)	Neuilly sur Seine, France

North America
YSL Beauté, Inc.(*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.
Parfumes Boucheron Corp.(*)	New York, U.S.A.
Mode et Parfumes Corp.(*)	New York, U.S.A.

Asia
Yves Saint Laurent Parfums KK(*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd(*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd(*)	Singapore, Singapore

Rest of World
YSL Beauté Canada, Inc.(*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd(*)	Sydney, Australia
YSL Beauté NZ Ltd(*)	Auckland, New Zealand
YSL Beautè Middle East FZCO(*) (70%)	Dubai, UAE

Sergio Rossi

Region	Registered Office

Europe
Sergio Rossi S.p.A.(*)	San Mauro Pascoli, Italy
Ascot S.r.l.	Florence, Italy
Sergio Rossi U.K. Limited(*)	London, United Kingdom
Sergio Rossi International S.A.R.L.	Luxembourg
Sergio Rossi Netherlands B.V.	Amsterdam, The Netherlands

North America
Sergio Rossi U.S.A., Inc.(*)	New York, U.S.A.

Asia
Sergio Rossi Japan Limited(*)	Tokyo, Japan
Sergio Rossi Korea Ltd(*)	Seoul, South Korea

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Boucheron

Region	Registered Office

Europe
Boucheron S.A.S.(*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S.(*)	Paris, France
Boucheron U.K. Ltd.(*)	London, United Kingdom
Boucheron International S.A.(*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L.	Luxembourg
North America
Boucheron (U.S.A.) Ltd(*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Boucheron Joaillerie (USA) Inc.	New York, U.S.A.
Asia
Boucheron Japan Limited(*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd.(*)	Taipei, Taiwan

Bolenciaga

Region	Registered Office

Europe
Balenciaga S.A.(*) (91%)	Paris, France
America
Balenciaga America, Inc.(*) (91%)	New York, U.S.A.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bottega Veneta

Region	Registered Office

Europe
Bottega Veneta U.K. Co. Limited(*) (78.5%)	London, United Kingdom
Bottega Veneta France Holding S.A.S. (78.5%)	Paris, France
B.V. Italia S.r.l.(*) (78.5%)	Vicenza, Italy
Bottega Veneta S.r.l.(*) (78.5%)	Vicenza, Italy
B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V. (78.5%)	Amsterdam, The Netherlands
Bottega Veneta France S.A.(*) (78.5%)	Paris, France
B. V. S.r.l.(*) (78.5%)	Vicenza, Italy
Bottega Veneta Germany GMBH (78.5%)	Berlin, Germany
America
Bottega Veneta Inc.(*) (78.5%)	New York, U.S.A.
Asia
Bottega Veneta Hong Kong Limited(*) (78.5%)	Hong Kong, China
Bottega Veneta Japan Limited(*) (78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited(*) (78.5%)	Singapore, Singapore
Bottega Veneta Korea Ltd(*) (78.5%)	Seoul, South Korea
Bottega Veneta Guam (78.5%)	Guam, Guam

Alexander McQueen

Region	Registered Office

Europe Autumnpaper Limited(*) (51%)	London, United Kingdom
Birdswan Solutions Ltd. (51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom
Alexander McQueen Trading Ltd(*) (51%)	London, United Kingdom

Stella McCartney

Region	Registered Office

Europe
Stella McCartney Limited(*) (50%)	London, United Kingdom
Stella McCartney France S.A.S.(*) (50%)	Paris, France
America
Stella McCartney America Inc.(*) (50%)	City of Wilmington, U.S.A.

GUCCI GROUP N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Industrial Operations

Region	Registered Office

Europe
Baruffi S.r.l.(*) (67%)	Milan, Italy
Conceria Blu Tonic S.p.A.(*) (51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l.(*) (51%)	Florence, Italy
Regain 1957 S.r.l.(*) (70%)	Florence, Italy
Paoletti S.r.l.(*) (51%)	Florence, Italy
Tiger Flex S.r.l.(*) (75%)	Florence, Italy
Pigini S.r.l.(70%)	Florence, Italy
Gauguin S.r.l.	Florence, Italy
Gucci Immobiliare Leccio S.r.l.(*)(64%)	Florence, Italy
Design Management S.r.l.(*)	Florence, Italy
John Field(*) (51%)	London, United Kingdom

(*)	Principal operating companies

(**)	Companies directly owned by Gucci Group N.V.

ANNEX E

Laatste dag voor aanmeldingen

29 april 2004, 15:00 uur
(Nederlandse tijd)

Openbaar bod

op alle gewone uitstaande aandelen in het kapitaal van

GUCCI GROUP N.V.

door

PINAULT-PRINTEMPS-REDOUTE S.A.

Beknopte Beschrijving

van het Bod

29 maart 2004

BELANGRIJKE INFORMATIE

Algemeen

      Dit document bevat een beknopte beschrijving van het Bod, zoals uiteengezet in het Biedingsbericht (Offer to Purchase for Cash). Dit document is ontleend aan, en dient te worden gelezen in samenhang met, de meer gedetailleerde informatie die is opgenomen in het in de Engelse taal gestelde Biedingsbericht. Deze Beknopte Beschrijving bevat geen letterlijke vertaling van bepalingen uit het Biedingsbericht.

      PPR en Gucci wijzen er op dat aan deze Beknopte Beschrijving geen rechten kunnen worden ontleend en dat in geval van afwijkingen tussen dit document en het Biedingsbericht, de tekst van het Biedingsbericht prevaleert. Bij het nemen van een beslissing om Aandelen aan te bieden, dienen Aandeelhouders zich uitsluitend te baseren op de informatie die is opgenomen in het Biedingsbericht alsmede daarbij behorende documentatie. Om een goed oordeel te vormen over het Bod dienen de Aandeelhouders het Biedingsbericht zorgvuldig te lezen. PPR en Gucci adviseren de Aandeelhouders onafhankelijk advies in te winnen ten aanzien van de aanvaarding van het Bod, de inhoud van het Biedingsbericht en deze Beknopte Beschrijving. PPR is verantwoordelijk voor de inhoud van deze Beknopte Beschrijving.

Beperkingen/Restrictions

      De verspreiding van deze Beknopte Beschrijving, het Biedingsbericht en overige informatie met betrekking tot het Bod, alsmede het uitbrengen van het Bod is in bepaalde jurisdicties verboden dan wel onderworpen aan bepaalde beperkingen. Dit Bod wordt niet, direct of indirect, gedaan in en mag niet worden geaccepteerd vanuit enige jurisdictie waarin het doen van het Bod of de aanmelding onder het Bod niet in overeenstemming is met de in die jurisdictie geldende wet- en regelgeving. Een ieder die in het bezit komt van deze Beknopte Beschrijving en/of het Biedingsbericht, dient zich op de hoogte te stellen van dergelijke beperkingen en deze in acht te nemen. Het niet naleven van deze beperkingen kan een overtreding opleveren van de effectenwet- en regelgeving van die jurisdicties. PPR, Gucci, hun respectieve directeuren, werknemers, adviseurs, groepsmaatschappijen of agenten aanvaarden geen enkele aansprakelijkheid voor schending door wie dan ook van enige regel betreffende dergelijke beperkingen. Houders van Aandelen in Gucci dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie.

      The distribution of this brief description of the Offer Document and the Offer Document and the making of the Offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this brief description of the Offer Document or any other documentation relating to the Offer should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

Informatie

      Exemplaren van het Biedingsbericht (opgesteld in de Engelse taal) en deze Beknopte Beschrijving (opgesteld in de Nederlandse taal) kunnen kosteloos worden verkregen bij:

ABN AMRO Bank N.V.

Gustav Mahlerlaan 10
Amsterdam
email: prospectus@nl.abnamro.com

      Voor additionele (algemene) informatie over PPR en Gucci zij verwezen naar hun websites www.ppr.com en www.gucci.com alsmede naar andere publieke informatie over beide bedrijven.

DEFINITIES

Aandeelhouders	Houders van Aandelen.

Aandelen	alle uitstaande en gewone aandelen op naam in het aandelenkapitaal van Gucci met een nominale waarde van EUR 1,02 elk, die niet gehouden worden door de PPR Groep, bestaande uit NL Aandelen en US Aandelen.

Aanmeldingstermijn	De periode waarbinnen de Aandeelhouders hun NL Aandelen kunnen aanbieden aan PPR. Deze periode vangt in Nederland aan op 2 april 2004, 9:00 uur (Nederlandse tijd) en eindigt, behoudens verlenging, op 29 april 2004, 15:00 uur (Nederlandse tijd).

ABN AMRO	ABN AMRO Bank N.V., Equity Capital Markets, HQ 7006, Gustav Mahlerlaan 10 te Amsterdam, Nederland; ABN AMRO treedt in opdracht van PPR op als exchange agent met betrekking tot de NL Aandelen.

Beknopte Beschrijving	Deze beknopte beschrijving van het Bod in de Nederlandse taal, gedateerd 1 april 2004, zoals ontleend aan het Biedingsbericht.

Beursdag	Een dag waarop Euronext of de New York Stock Exchange, Inc. open zijn voor handel, al naar gelang van toepassing.

Biedingsbericht	Het biedingsbericht (Offer to Purchase for Cash) (inclusief Bijlagen en Annexen) in de Engelse taal, gedateerd 1 april 2004.

Bod	Het openbare bod van PPR in contanten op alle Aandelen onder de voorwaarden die zijn uiteengezet in het Biedingsbericht en daarbij behorende documentatie.

Euronext	Afhankelijk van de context, Euronext Amsterdam N.V. of de Officiële Markt van de door Euronext Amsterdam N.V. gehouden effectenbeurs, gevestigd te Amsterdam.

Euronext Beursdag	Een dag waarop Euronext open is voor handel.

Gestanddoeningsdatum	De dag waarop het Bod gestand wordt gedaan door PPR.

Gucci	Gucci Group N.V., Rembrandt Toren, Amstelplein 1, 1096 HA, Amsterdam, Nederland.

Gucci Groep	Gucci, haar dochtermaatschappijen en groepsmaatschappijen.

NL Aandelen	Dat deel van de Aandelen dat wordt verhandeld aan Euronext of waarvan aanspraken worden verhandeld aan Euronext en door Gucci uitgegeven aandelen op naam, die niet zijn opgenomen in een verzameldepot of girodepot zoals bedoeld in de Wet giraal effectenverkeer.

PPR	Pinault-Printemps-Redoute S.A., 10, Avenue Hoche, 75381 Paris Cedex 08, Frankrijk.

PPR Groep	PPR, haar dochtermaatschappijen en groepsmaatschappijen.

US Aandelen	Dat deel van de Aandelen dat is genoteerd aan de New York Stock Exchange, Inc.

USD	US Dollar, de munteenheid van de Verenigde Staten van Amerika.

Werkdagen	Dagen waarop de banken open zijn in Nederland dan wel in de Verenigde Staten van Amerika.

BEKNOPTE BESCHRIJVING VAN HET OPENBAAR BOD OP ALLE UITSTAANDE GEWONE AANDELEN GUCCI

Uitnodiging aan de aandeelhouders van Gucci

      Onder verwijzing van de in dit document en in het Biedingsbericht opgenomen verklaringen en beperkingen, worden de Aandeelhouders hierbij uitgenodigd om hun Aandelen in Gucci ter verkoop aan te bieden, op de wijze en onder de voorwaarden zoals hierna uiteengezet.

      PPR, een grote Franse marktspeler op het gebied van retail distributie alsmede, met name via haar belang in Gucci, een grote marktspeler op het gebied van luxe goederen, doet een openbaar bod op alle Aandelen, zoals hierna beknopt uiteengezet. Een volledige beschrijving van het Bod is opgenomen in het Biedingsbericht. In 2001 hebben PPR, Gucci en LVMH Moët Hennessy-Louis Vuitton S.A. (LVMH) een tweetal overeenkomsten gesloten om het geschil dat, als gevolg van de verkrijging door PPR van een aanzienlijk belang in Gucci in 1999 was gerezen, tussen LVMH, PPR en Gucci te beëindigen (de Settlement Agreement en de Restated Strategic Investment Agreement). Hierbij is PPR onder meer overeengekomen om het Bod te doen. PPR is deze overeenkomsten aangegaan omdat zij van oordeel is dat PPR tezamen met Gucci, beter in staat zal zijn om de bekendheid van hun merken en hun expertise verder te vergroten. De achtergrond en redenen voor het Bod, alsmede de plannen van PPR na gestanddoening van het Bod, worden beschreven in het Biedingsbericht.

De bieder

      Pinault-Printemps-Redoute S.A. een “société anonyme”, opgericht naar Frans recht met statutaire zetel te Parijs, adres: 10, avenue Hoche, 75381 Paris Cedex 08, Frankrijk.

Beschrijving van het Bod en de geboden prijs

      Het Bod wordt gedaan door PPR op alle Aandelen PPR zal voor ieder aangeboden en geleverd Aandeel een betaling in contanten doen van USD 85,52.

Voorwaarden voor gestanddoening van het Bod

      Gestanddoening van het Bod is niet afhankelijk van het aantal Aandelen dat zal worden aangemeld. Het Bod wordt gedaan onder slechts één voorwaarde, namelijk dat er geen wettelijke verplichting of rechterlijk bevel bestaat die PPR ervan weerhoudt het Bod te doen of gestand te doen.

Aanmeldingstermijn

      De Aandeelhouders kunnen hun Aandelen aanbieden aan PPR vanaf 2 april 2004, 9:00 uur (Nederlandse tijd) tot en met 29 april 2004, 15:00 uur (Nederlandse tijd), behoudens verlenging van de Aanmeldingstermijn. PPR zal, behoudens verlenging van de Aanmeldingstermijn, op uiterlijk 30 april 2004 bekendmaken of het Bod gestand wordt gedaan.

Verlenging van de Aanmeldingstermijn

      De Aanmeldingstermijn zal slechts verlengd worden indien PPR daartoe wettelijk verplicht wordt. Een eventuele verlenging van de Aanmeldingstermijn zal worden aangekondigd uiterlijk om 15:00 uur Nederlandse tijd op de eerste Euronext Beursdag na de datum waarop de Aanmeldingstermijn eindigt, zulks met inachtneming van artikel 9o lid 5 Besluit toezicht Effectenverkeer 1995 en de effectenregelgeving van de Verenigde Staten van Amerika. Niet later dan de eerste Euronext Beursdag na de datum waarop de verlengde Aanmeldingstermijn eindigt, zal een mededeling worden gedaan of het Bod al dan niet gestand wordt gedaan.

Na-aanmelding

      Indien, onmiddellijk voorafgaand aan het einde van de Aanmeldingstermijn, het aantal niet aangemelde Aandelen tezamen met de aandelen in het kapitaal van Gucci uit te geven indien uitstaande opties toegekend aan werknemers van Gucci worden uitgeoefend, minder is dan:

(1)	15% van de uitstaande en geplaatste aandelen in het kapitaal van Gucci; of, indien dit groter is,

(2) 15 miljoen Aandelen,

zal, niet later dan op het moment dat bekend wordt gemaakt dat het Bod gestand wordt gedaan, een na-aanmeldingstermijn worden aangekondigd die tenminste tien Werkdagen zal bedragen maar niet langer zal zijn dan 15 Beursdagen.

      PPR behoudt zich het recht voor om, indien aan bovengenoemd criterium voor na-aanmelding niet wordt voldaan, een na-aanmeldingstermijn aan te kondigen van tenminste drie Werkdagen en maximaal vijftien Beursdagen.

Aanmelding en levering van de Aandelen

      Aandeelhouders met NL Aandelen die zijn opgenomen in een verzameldepot en girodepot zoals bedoeld in de Wet giraal effectenverkeer dienen, behoudens verlenging van de Aanmeldingstermijn, hun aanvaarding van het Bod bekend te maken aan ABN AMRO via hun bank of commissionair, met ingang van 2 april 2004 tot 29 april 2004, 15:00 uur (Nederlandse tijd).

      Aandeelhouders met NL Aandelen die op naam luiden en die niet zijn opgenomen in een verzameldepot of girodepot zoals bedoeld in de Wet giraal effectenverkeer dienen, behoudens verlenging van de Aanmeldingstermijn, hun aanvaarding van het Bod bekend te maken door een volledig ingevuld en ondertekend aanmeldingsformulier (op te vragen bij Gucci op bovengenoemd adres), met de bijbehorende documenten waarnaar in genoemd aanmeldingsformulier wordt verwezen, in te dienen bij ABN AMRO, met ingang van 2 april 2004 tot 29 april 2004, 15:00 uur (Nederlandse tijd).

      Aandeelhouders met US Aandelen dienen, behoudens verlenging van de Aanmeldingstermijn, hun aanvaarding van het Bod bekend te maken aan The Bank of New York via hun bank of commissionair, met ingang van 1 april 2004 tot 29 april 2004, 9:00 uur (New Yorkse tijd).

      De tot Euronext toegelaten instellingen kunnen de NL Aandelen uitsluitend aanmelden bij ABN AMRO tot en met 29 april 2004, 15:00 uur (Nederlandse tijd), behoudens verlenging van de Aanmeldingstermijn of na-aanmelding. Door deze aanmelding, welke schriftelijk dient te geschieden, verklaren de tot de Euronext toegelaten instellingen (i) dat zij de door hen aangemelde NL Aandelen in administratie hebben, (ii) dat elke houder van NL Aandelen die het Bod aanvaardt, onherroepelijk garandeert dat hij of zij in overeenstemming handelt met de Beperkingen/ Restrictions (zie de paragraaf met Belangrijke Informatie) en (iii) dat zij zich verplichten tot onverwijlde levering via ABN AMRO aan PPR van de door hen aangemelde NL Aandelen in geval van gestanddoening van het Bod door PPR.

Betaling

      PPR behoudt zich het recht voor betaling van de prijs te doen plaatsvinden door een 100% dochtervennootschap van PPR. PPR zal de aangemelde Aandelen voor betaling hebben geaccepteerd indien PPR dit schriftelijk heeft gemeld aan the Bank of New York (voor US Aandelen) of ABN AMRO (voor NL Aandelen). Betaling door PPR voor de aangemelde Aandelen zal plaatsvinden door overmaking van de verschuldigde vergoeding voor de aangemelde Aandelen aan de the Bank of New York (voor US Aandelen) of ABN AMRO (voor NL Aandelen).

      Indien het Bod door PPR gestand wordt gedaan, zal in beginsel, uiterlijk op 30 april 2004 aan de bank of commissionair van de Aandeelhouders, die hun Aandelen vóór of uiterlijk om 12:00 uur (Nederlandse tijd) op 30 april 2004 hebben aangeboden en geleverd, betaling van de koopprijs van USD 85,52 per Aandeel plaatsvinden. Voor zover Aandelen door de Aandeelhouders zijn aangemeld maar niet zijn geleverd om 12:00 uur (Nederlandse tijd) op 30 april 2004, zal betaling van de koopprijs in beginsel plaatsvinden op de eerstvolgende werkdag volgend op de datum waarop de NL Aandelen via hun bank of commissionair zijn aangeboden en geleverd aan ABN AMRO, mits vóór 12:00 uur (Nederlandse tijd). Deze regeling laat onverlet dat de Aandeelhouders hun NL Aandelen vóór 15:00 uur (Nederlandse tijd) op 29 april 2004 dienen aan te melden.

      Aangezien de koopprijs voor de aangemelde Aandelen in USD luidt, zullen de houders van aangemelde NL Aandelen die hetzij geen bankrekening hebben die in USD luidt hetzij betaling van de prijs in een andere valuta willen ontvangen, met hun bank moeten overleggen welke wisselkoers geldt en of hiervoor eventuele kosten in rekening worden gebracht.

Aanbeveling

      De raad van bestuur en de niet aan PPR gelieerde commissarissen van de raad van commissarissen van Gucci bevelen unaniem het Bod bij de Aandeelhouders aan.

Personen verantwoordelijk voor opstellen Beknopte Beschrijving en Biedingsbericht

      PPR is verantwoordelijk voor de inhoud van deze Beknopte Beschrijving. De personen, verantwoordelijk voor de relevante onderdelen van het Biedingsbericht, staan vermeld in het Biedingsbericht. Zij verklaren naar beste weten dat de informatie, zoals opgenomen in het Biedingsbericht, juist en correct is en dat er geen feiten of omstandigheden zijn die de informatie, zoals opgenomen in het Biedingsbericht, op enigerlei wijze misleidend doet zijn.

Buitengewone informatieve algemene aandeelhoudersvergadering van Gucci

      De buitengewone informatieve algemene vergadering van aandeelhouders van Gucci zal worden gehouden op 21 april 2004 om 11:00 uur te Amsterdam in het Amstel Intercontinental Hotel, Prof. Tulpplein 1. Het enige onderwerp op de agenda van de buitengewone informatieve algemene vergadering van aandeelhouders zal de bespreking zijn van het Bod in overeenstemming met artikel 9q lid 1 van het Besluit toezicht effectenverkeer 1995. De buitengewone informatieve algemene vergadering van aandeelhouders van Gucci zal worden bijeen geroepen door Gucci op de gebruikelijke wijze.

Financiële gegevens

      Financiële gegevens betreffende Gucci zijn weergegeven in hoofdstuk 8 van en Annex D bij het Biedingsbericht.

Nederlands recht

      Op het Bod, het Biedingsbericht en deze Beknopte Beschrijving is, voor zover het NL Aandelen betreft, Nederlands recht van toepassing.

Tijdschema

1 april 2004	Datum van publicatie van het Biedingsbericht in Nederland.

2 april 2004	Datum waarop de Aanmeldingstermijn aanvangt in Nederland.

21 april 2004	Buitengewone informatieve algemene vergadering vaan aandeelhouders van Gucci om het Bod te bespreken.

29 april 2004, 15:00 uur (Nederlandse tijd)	Datum van sluiting van de Aanmeldingstermijn, behoudens verlenging van de Aanmeldingstermijn.

30 april 2004	Gestanddoeningsdatum, de datum waarop de bekendmaking van de gestanddoening van het Bod door PPR wordt gedaan, behoudens verlenging van de Aanmeldingstermijn. Bekendmaking van eventuele na-aanmeldingstermijn, welke termijn tenminste 3 Werkdagen en maximaal 15 Beursdagen beloopt.

Vanaf 30 april 2004	afhankelijk van moment van levering: betaling van de geleverde Aandelen.

TRANSLATION INTO ENGLISH OF

THE BRIEF DESCRIPTION IN DUTCH
OF THE OFFER TO PURCHASE

FOR INFORMATIONAL PURPOSES ONLY - NOT FOR PUBLICATION

Last day for tendering shares

29 April 2004, 15.00 hours
(Netherlands time)

Public offer

for all outstanding common shares of

GUCCI GROUP N.V.

by

PINAULT-PRINTEMPS-REDOUTE S.A.

Brief description of the Offer

IMPORTANT INFORMATION

General

      This document contains a brief description of the Offer as set forth in the Offer to Purchase. The document is based on, and should be read together with, the more detailed information contained in the Offer to Purchase, which is drafted in English. This Brief Description does not contain a verbatim translation of provisions from the Offer to Purchase.

      PPR and Gucci emphasize that no rights can be derived from this Brief Description and that in the event that this document deviates from the Offer to Purchase, the Offer to Purchase shall prevail. Shareholders should base their decision to tender Shares solely on the information contained in the Offer to Purchase. To form a well-informed opinion on the Offer, Shareholders should carefully read the Offer to Purchase and the accompanying documents, which together constitute the documents relating to the Offer. PPR and Gucci advise the Shareholders to seek independent advice on acceptance of the Offer, the contents of the Offer to Purchase and this Brief Description. PPR is responsible for the contents of this Brief Description.

Restrictions

      The availability and distribution of this Brief Description of the Offer to Purchase and the Offer to Purchase and the making of the Offer may, in some jurisdictions, be restricted or prohibited by law. This Offer is not being made, directly or indirectly, in or into, and may not be accepted from within any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Anyone who comes into possession of this brief description of the Offer to Purchase or any other documentation relating to the Offer should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci, or any of their directors, officers, employees, affiliates, advisers or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Shares who is in any doubt as to his position should consult an appropriate professional adviser without delay.

Information

      Copies of the Offer to Purchase (in English) and this Brief Description (in Dutch) can be obtained free of charge from:

ABN AMRO Bank N.V.

Equity Capital Markets HQ 7006
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Telefoon: +31 20 38 36 707
Fax: +31 20 62 80 004
email: prospectus@nl.abnamro.com

      Additional (general) information on PPR and Gucci, as well as other public information on the companies, may be obtained from their websites, www.ppr.com and www.gucci.com, respectively.

DEFINITIONS

Shareholders	Holders of Shares.

Shares	all common registered shares in the share capital of Gucci with a nominal value of EUR 1.02 each that are not beneficially owned by PPR, consisting of Dutch Shares and US Shares.

Tender Period	The period during which Shareholders can tender their Dutch Shares to PPR under the Offer. The initial tender period in The Netherlands starts on 2 April 2004 at 9.00 hours (Netherlands time) and it expires, save in case of an extension under limited circumstances, on 29 April 2004 at 15.00 hours (Netherlands time).

ABN AMRO	ABN AMRO Bank N.V., Equity Capital Markets, HQ 7006, Gustav Mahlerlaan 10, Amsterdam, The Netherlands; ABN AMRO has been instructed by PPR to act as its exchange agent with respect to the Dutch Shares.

Brief Description	This brief description of the Offer to Purchase in the Dutch language, dated 1 April 2004, as based on the Offer to Purchase.

Stock Exchange Day	A day on which Euronext or the New York Stock Exchange, Inc. are open for trade, as applicable.

Offer to Purchase	The Offer to Purchase (including Exhibits, Schedules and Annexes) in the English language, dated 1 April 2004.

Offer	The public offer of PPR to purchase for cash all Shares on the terms and conditions set out in the Offer to Purchase and related Offer documents.

Euronext	Depending on the context, Euronext Amsterdam N.V. or the Official Market of Euronext Amsterdam N.V. operated stock exchange, based in Amsterdam.

Euronext Stock Exchange Trading Day	A day on which Euronext is open for trade.

Honouring Date	The day on which the Offer is honoured by PPR.

Gucci	Gucci Group N.V., Rembrandt Toren, Amstelplein 1, 1096 HA, Amsterdam, The Netherlands.

Gucci Group	Gucci, its subsidiaries and group companies

Dutch Shares	Those Shares that are traded on Euronext or in respect of which claims are traded on Euronext, and those by Gucci issued registered shares that have not been taken up in a giro depository or in a collective depository as meant in the Giro Securities Transfer Act of 1977 (Wet giraal effectenverkeer).

PPR	Pinault-Printemps-Redoute S.A., 10, Avenue Hoche, 75381 Paris Cedex 08, France.

PPR Group	PPR, its subsidiaries and group companies.

US Shares	Those Shares that are listed on the New York Stock Exchange, Inc.

USD	US Dollar, the currency of the United States of America.

Business Days	Days on which the banks are open in the Netherlands or the United States of America.

BRIEF DESCRIPTION OF THE PUBLIC OFFER

FOR ALL OUTSTANDING COMMON SHARES OF GUCCI

Invitation to the shareholders of Gucci

      With reference to the statements and restrictions contained in this document and in the Offer to Purchase, Shareholders are hereby invited to tender their Dutch Shares and US Shares for sale in the manner and on the terms and conditions set out below.

      PPR, a leading French specialized retail distributor and, largely through its shareholding in Gucci, a major player in the luxury goods sector, has launched a public offer for all Shares, as described briefly in this document. A complete description of the Offer is contained in the Offer to Purchase. In 2001 PPR, Gucci and LVMH Moët Hennessy-Louis Vuitton S.A. (LVMH), as part of negotiations to settle a dispute that had arisen between them relating to PPR’s acquisition of a significant ownership interest in Gucci in 1999, concluded two agreements (the Settlement Agreement and the Restated Strategic Investment Agreement). Among other things, these agreements provided for PPR to launch this Offer. PPR entered into those two agreements because it believes that, as part of a unified group, PPR and Gucci will be better positioned to fully develop the strength of its brands and their expertise. The background to and PPR’s reasons for the Offer, as well as PPR’s plans for Gucci after having honoured the Offer are described more fully in the Offer to Purchase.

The offeror

      Pinault-Printemps-Redoute S.A., a “société anonyme”, incorporated under the laws of France with its registered office in Paris, 10, Avenue Hoche, 75381 Paris Cedex 08, France.

Description of the Offer and the offer price

      The Offer is made by PPR for all Shares. PPR will pay USD 85.52 in cash per Share for every Share validly tendered into the Offer and accepted for payment by PPR.

Conditions for honouring of the Offer

      Honouring of the Offer does not depend on the number of Shares tendered. The Offer is subject to only one condition, being that no law, statutory obligation or court order or injunction prohibits PPR from making or consummating the Offer.

Tender Period

      Shareholders can tender their Dutch Shares under the Offer as of 2 April 2004, 9.00 hours (Netherlands time) until and including 29 April 2004, 15.00 hours (Netherlands time), save in case of an extension of the Tender Period. PPR will announce, except in case of an extension of the Tender Period, on no later than April 30, 2004 whether it will honour the Offer.

Extension of the Tender Period

      The Tender Period will only be extended if PPR is under a legal duty to do so. A possible extension of the Tender Period will be announced no later than at 15.00 hours (Netherlands time) on the first Euronext Stock Exchange Trading Day after the date on which the Tender Period expires, the foregoing with due observance of art. 9o section 5 of the Securities Transactions Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995) and the applicable securities laws in the United States of America. An announcement whether or not the Offer will be honoured will be made no later than on the first Euronext Stock Exchange Trading Day after the date on which the extended Tender Period expires.

Subsequent offering period

      If, immediately prior to the expiration of the Tender Period, the number of Shares not tendered together with the number of Shares issuable upon exercise of outstanding options granted by Gucci to its employees, constitute less than the greater of:

(1) 15% of the outstanding and subscribed shares in the share capital of Gucci, or

(2) 15 million Shares,

then, a subsequent offering period of at least ten Business Days and at most fifteen Stock Exchange Days, shall be announced no later than the announcement of the Offer being honoured.

Tender and transfer of Shares

      Shareholders tendering Dutch Shares which are part of a collective depository (verzameldepot) or a giro depot (girodepot) as referred to in The Netherlands Giro Securities Transfer Act of 1977 (Wet giraal effectenverkeer) must give notice of their acceptance of the Offer to ABN AMRO through their bank or brokerage house as of 2 April 2004 up to 29 April 2004, 15.00 hours (Netherlands time), save in case of an extension of the Tender Period.

      Holders of Dutch Shares which are registered shares and that are not part of a collective depository (verzameldepot) or a giro depository (girodepot) as referred to in the Giro Securities Transfer Act of 1977 (Wet giraal effectenverkeer) must give notice of their acceptance of the Offer by a properly completed and signed application form (which can be obtained from Gucci at the above-mentioned address) together with the other forms referred to in the application form, which must be delivered to ABN AMRO as of 2 April 2004 until 29 April 2004, 15.00 hours (Netherlands time), save in case of an extension of the Tender Period.

      Holders of US Shares must, save in case of extension of the Tender Period, give notice of their acceptance of the Offer to The Bank of New York through their bank or brokerage house (if held through such an entity) as of 1 April 2004 until 29 April 2004, 9.00 hours (New York time).

      Institutions admitted to Euronext may only tender the Dutch Shares to ABN AMRO until 29 April 2004, 15.00 hours (Netherlands time), save in case of extension of the Tender Period or a subsequent offering period. By tendering the Dutch Shares, the institutions admitted to Euronext declare that (i) the Dutch Shares which they have tendered are under their administration; (ii) every holder of Dutch Shares accepting the Offer irrevocably represents that such holder complies with the Restrictions (see the section on important information of this Brief Description); and (iii) they oblige to transfer the tendered Dutch Shares directly through ABN AMRO to PPR upon PPR having honoured the Offer.

Payment

      PPR reserves the right to cause a wholly owned subsidiary of PPR to make the payments for Shares validly tendered in the Offer and accepted for payment. PPR will have accepted tendered Shares for payment if it has given written notice thereof in writing to the Bank of New York (for tendered US Shares) or ABN AMRO (for tendered Dutch Shares). Payment by PPR for the tendered Shares is effected by transfer of the price due for the tendered Shares to the Bank of New York (for US Shares) or ABN AMRO (for Dutch Shares).

      If the Offer is honoured, the holders of Dutch Shares, who have validly tendered and transferred their Shares to ABN AMRO ultimately at 12.00 (Netherlands time) on April 30, 2004, will receive payment of USD 85.52 per Share via their bank or brokerage house at the same day, subject to extension of the Tender Period. If the Dutch Shares have been validly tendered without being transferred at 12.00 hours (Netherlands time) on April 30, 2004, holders of those Shares will receive payment on the first business day after the date on which the Dutch Shares have been tendered and transferred through your brokerage house to ABN AMRO, if such Shares have been tendered and transferred before 12.00 hours (Netherlands time) on such day. This arrangement does not negate that the Shareholders must tender their Dutch Shares under the Offer before 15.00 hours (Netherlands time) on April 29, 2004.

      As the purchase price for validly tendered Shares accepted for payment by PPR will be paid in US Dollars, holders of tendered Dutch Shares who either have no USD-denominated account or who want to receive the purchase price in another currency, should consult their bank to determine the applicable exchange rate and whether any charges will apply.

Recommendation

      The management board and the members of the supervisory board of Gucci who are independent from PPR unanimously recommend the Offer to the Shareholders.

Persons responsible for preparing the Brief Description and the Offer to Purchase

      PPR is responsible for the contents of this Brief Description. The parties that are responsible for the respective sections of the Offer to Purchase are mentioned in the Offer to Purchase. They confirm that the information as contained in the Offer to Purchase, is to the best of their knowledge, true and accurate in any material aspect and there are no other facts the omission of which would make any statement provided by it in this Offer to Purchase misleading in any material aspect.

Extraordinary informative general meeting of shareholders of Gucci

      The extraordinary informative general meeting of shareholders of Gucci will be held on 21 April 2004 at 11.00 hours (Netherlands time) in Amsterdam in the Amstel Intercontinental Hotel at the Prof. Tulpplein 1. The only item on the agenda of the extraordinary general meeting of shareholders will be the Offer, in accordance with Article 9q paragraph 1 of the Securities Transactions Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). The extraordinary general meeting of Shareholders of Gucci will be convened by Gucci in the usual manner.

Financial information

      Financial information on Gucci can be found in chapter 8 of and Annex D to the Offer to Purchase.

Netherlands law

      The Offer, the Offer to Purchase and this Brief Description are, to the extent dealing with Dutch Shares, governed by the laws of the Netherlands.

Timetable

1 April 2004	Date of publication of the Offer to Purchase in the Netherlands.

2 April 2004	Commencement date of the Tender Period in The Netherlands.

21 April 2004	Extraordinary general meeting of Shareholders of Gucci to discuss the Offer.

29 April 2004, 15.00 hours (Dutch time)	Expiration date of the Tender Period, save in case of extension of the Tender Period.

30 April 2004	Honouring Date, save in case of extension of the Tender Period. Announcement of possible subsequent offering period, which would last not less than three business days, and no longer than 15 stock exchange days.

As of 30 April 2004	Depending on the moment of transfer of tendered Shares; payment to ABN AMRO for the Dutch Shares transferred.

ANNEX F

The attached documents are as follows:

• Press release issued by PPR dated July 3, 2002

• Press release issued by Gucci dated July 16, 2002
• Press release issued by Gucci dated January 24, 2003
• Press release issued by PPR dated January 24, 2003
• Press release issued by PPR dated May 2, 2003
• Press release issued by PPR dated May 9, 2003
• Press release issued by Gucci dated May 28, 2003
• Press release issued by PPR dated July 23, 2003
• Press release issued by PPR dated August 22, 2003
• Press release issued by PPR dated September 25, 2003
• Press release issued by PPR dated October 3, 2003
• Press release issued by Gucci and PPR dated November 4, 2003
• Press release issued by Gucci dated February 16, 2004
• Press release issued by Gucci dated March 3, 2004
• Press release issued by PPR dated March 22, 2004
• Press release issued by Gucci dated April 1, 2004
• Press release issued by PPR dated April 1, 2004
• Press release issued by Gucci dated April 19, 2004
• Press release issued by Gucci dated April 21, 2004

July 3rd, 2002

PRESS RELEASE

      Today’s sharp fall in Pinault-Printemps-Redoute share price is beyond comprehension and totally groundless.

      Neither the current activity, nor the financial and strategic flexibility can justify such a move.

      Indeed:

☐	Pinault-Printemps-Redoute’s rating is not submitted to any review
☐	The 2002 results will confirm the improvement of all our financial ratios
☐	We are confident in the states the put in 2004 thanks to Gucci’s outlook

      Even if the put should lead to the acquisition of the whole of Gucci free float, the Group has sufficient means to finance it, if necessary through strategic choices if judged necessary.

CONTACTS

Press:	Juliette Psaume	00 331 44 90 63 02
Analysts/ Investors:	David Newhouse	00 331 44 90 63 23
Press website:	www.pprpress.com
Analyst/ Investors website:	www.pprfinance.com

GUCCI GROUP N.V. ANNOUNCES SHARE BUY BACK

      Amsterdam, The Netherlands, July 16, 2002: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) announced today that it has commenced a program of repurchase of the Company’s shares under an authorization by Gucci’s Supervisory Board to repurchase up to 3,500,000 of the Company’s outstanding shares. The repurchased shares will be held in Treasury and reissued to Gucci employees upon exercise of their stock options pursuant to the Company’s stock option plan. As a consequence of this, the repurchase of shares will not be subject to Dutch withholding tax. Domenico De Sole, Chief Executive Officer of Gucci Group N.V. stated, “We believe that a buyback of Gucci shares at current valuation levels represents an excellent investment for the Company.”

      Gucci’s share repurchases will take place from time to time in the open market and will be funded from available cash.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2000, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia/Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+44 20 7898 3000	+44 20 7898 3000
+39 02 8800 5555	+39 055 7592 2456

Relations presse France: Finincom
Marie-Madeleine Schillinger	Tel: 01 40 71 32 82 / 06 09 25 61 49
Jérôme Goaër	Tel: 01 40 71 32 95 / 06 61 61 79 34

GUCCI GROUP N.V. ANNOUNCES SHARE BUY BACK

      Amsterdam, The Netherlands, January 24, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces that it has instructed its bankers to purchase a maximum of 3,500,000 of the Company’s shares, at prices not to exceed a defined maximum, on the New York and Euronext Amsterdam stock exchanges between January 27, 2003 and April 30, 2003.

      The Company’s stock repurchase program being announced today has been designed and will be conducted in a manner to assure compliance with the Company’s Insider Trading Policy and US and Dutch securities law, including their respective “safe harbors”.

      As the Company will temporarily hold the purchased shares in treasury, reissuing them to Gucci employees upon exercise of their stock options, the purchased shares will not be subject to tax.

      Gucci will fund the share purchases from its financial assets.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia/Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

Paris, January 24, 2003

PRESS RELEASE

PPR ANNOUNCES PURCHASE PLAN TO ACQUIRE GUCCI SHARES

       Pinault-Printemps-Redoute announced today that it has entered into an agreement with a bank to acquire on behalf of PPR up to 3,000,000 shares of Gucci Group N.V. on the New York and Euronext Amsterdam stock exchanges between January 28, 2003 and April 4, 2003 so long as the purchase price does not exceed a defined maximum price.

This agreement, which is irrevocable, has been structured to assure compliance with Gucci’s Insider Trading Policy and US and Dutch securities laws, including relevant “safe harbors”.

CONTACTS

Press:	Juliette Psaume	33 1 44 90 63 02
Analysts/Investors:	David Newhouse	33 1 44 90 63 23
	Alexandre de Brettes	33 1 44 90 61 49
Press web site:	www.pprlive.com
Analysts/investors web site:	www.pprfinance.com

Paris, May 2, 2003

PRESS RELEASE

PPR: Stake in Gucci rises to 62.2%

       Pinault-Printemps-Redoute has informed the SEC that it purchased a further 1,144,502 Gucci Group shares between 24 March 2003 and 30 April 2003, thereby increasing its stake in the share capital of Gucci to 62.2% as of 30 April 2003.

      These shares were purchased at an average price of 87.9 €uros.

CONTACTS

Press:	Catherine Malek	01 44 90 61 20
Analysts/Investors:	David Newhouse	01 44 90 63 23
Press site:	www.pprlive.com
Analysts/investors site:	www.pprfinance.com

Paris, May 9, 2003

PRESS RELEASE

PPR: STAKE IN GUCCI RISES TO 63.28%

       Pinault-Printemps-Redoute has informed the SEC that it purchased a further 1,060,000 Gucci Group shares between 2 May 2003 and 8 May 2003, thereby increasing its stake in the share capital of Gucci to 63.28% as of 8 May 2003.

      These shares were purchased at an average price of 85.78 €uros.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/ Investors:	David Newhouse	01 44 90 63 23
Press site:	www.pprlive.com
Analysts/investors site:	www.pprfinance.com

GUCCI GROUP ANNOUNCES:

PROPOSED RETURN OF CAPITAL OF € 13.50 PER SHARE
ANNUAL DIVIDEND OF € 0.50 PER SHARE
ANNUAL GENERAL MEETING CONVENED FOR JULY 16, 2003

      Amsterdam, The Netherlands, May 28, 2003: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) today announces that the Supervisory Board has declared, subject to approval by Shareholders at the Annual General Meeting, to distribute € 13.50 per share in the form of a return of capital, as well as an annual cash dividend of € 0.50 per share. Based on the number of shares currently outstanding, these payments would approximate € 1,340 million and € 50 million, respectively.

      Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: “During the last three years we have successfully transformed Gucci from a single-brand Company into a highly focused multi-brand Group, creating a balanced portfolio of strong, industry-leading luxury goods brands.

      We are aggressively pursuing the realisation of our vision to strengthen Gucci’s position as one of the leading and most profitable luxury brands, while reinforcing the Group through the development of Yves Saint Laurent into our second pillar brand and the accelerated growth of our other brands.

      We continue to focus our attention and energy on growing all our operations, and we do not expect to make significant acquisitions in the near future. Accordingly, we have reviewed our financial position and concluded that our significant net cash holdings are not necessary to develop the Group. Therefore, we have decided it would be beneficial to all shareholders for us to return this surplus cash which is currently invested in low risk but low return financial assets in order to permit them to seek higher returns.

      I want to stress that after this payment we will still have a remarkably strong financial position. We forecast that our net debt will be between € 200 and € 300 million, after the payment, on October 2, 2003, and significantly reduced at year end, while shareholders equity will exceed € 3 billion. This balance sheet, which is one of the strongest in our industry, will enable us to finance all the investments needed to develop our brands as well as any acquisition opportunities that might arise.”

Return of Capital

      The Supervisory Board has proposed to return € 13.50 per share to Shareholders, who will have the opportunity to vote on the proposal at the Annual General Meeting. The resolution will be described in the Proxy Statement, to be issued on June 13, 2003.

      Following an affirmative vote of Shareholders and in compliance with Dutch statutory procedures, the Company expects to pay € 13.50 per share on the Euronext Amsterdam shares on October 2, 2003 and on the New York Stock Exchange (NYSE) shares promptly thereafter. The Euronext Amsterdam shares and NYSE shares both will commence trading ex-payment on September 26, 2003. The record date for the NYSE shares will be September 30, 2003.

      In accordance with the agreement between the Gucci Group and PPR (see note), the Company’s Independent Directors have determined that, as a result of the payment, the $101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in March 2004 will be reduced by € 13.50 per share, plus a small adjustment for the time value of money.

Annual Cash Dividend

      The Supervisory Board has declared an annual cash dividend of € 0.50 per share from the profits earned in fiscal 2002, subject to Shareholders’ adoption of the Company’s statutory annual accounts at the Annual General Meeting. The Euronext Amsterdam shares and NYSE shares will commence trading ex-dividend on July 18, 2003. The record date for NYSE registered shares will be July 22, 2003. The payment date on the Euronext Amsterdam shares will be July 25, 2003; payment on the NYSE shares will be promptly thereafter.

Annual General Meeting

      Gucci Group will convene its Annual General Meeting of Shareholders on July 16, 2003 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein No.1, 1018 GX Amsterdam, The Netherlands.

Notes

–	Article 2.4 of the Restated Strategic Investment Agreement (“RSIA”), signed by Gucci Group and Pinault-Printemps-Redoute (“PPR”) and dated September 9, 2001, requires that PPR make a cash public offer for all Gucci Group N.V. shares at a “put price” of $101.50 from March 22 to April 30, 2004. In accordance with Article 2.6 of the RSIA, the Independent Directors determined that the put price will be reduced by the per share US dollar equivalent of € 13.50, adjusted for the time value of money between the date of payment on the Euronext Amsterdam shares, October 2, 2003, and the final day of the public offer period, April 30, 2004. The per share US dollar equivalent of € 13.50 will be determined by the US dollar reference exchange rate against the euro, published by the European Central Bank (ECB), on October 2, 2003. The time value of money will be set at 3-month US dollar LIBOR on October 2, 2003, increased by 100 basis points.

For example, assuming that on October 2, 2003 the Euro-US Dollar exchange rate were € 1.00 = $1.19 (the approximate rate on May 27, 2003) and 3-month US Dollar LIBOR were 1.28% (the approximate rate on May 27, 2003), the time value adjustment to the put price would be € 0.20 and the put price would be reduced by approximately $16.28 to $85.22. (Note that foreign exchange and interest rates as of October 2, 2003 are likely to be different from current rates).

–	Under current Dutch law, the payment will not be subject to Dutch withholding tax.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia/Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592 2456
+31 20 462 1700	+31 20 462 1700

Paris, July 23, 2003

PRESS RELEASE

PPR: STAKE IN GUCCI INCREASED TO 64.7%

       Pinault-Printemps-Redoute has informed the SEC that it purchased on New York and Amsterdam Stock Exchange a further 1,000,056 Gucci Group shares between 11 June 2003 and 18 July 2003, thereby increasing its stake in the share capital of Gucci to 64.7%.

      These shares were purchased at an average price of 90.42 €uros.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/ Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com
Analysts/investors sites:	www.pprfinance.com

Paris, August 22, 2003

PRESS RELEASE

PPR INCREASES ITS STAKE IN GUCCI TO 66.65%

       Pinault-Printemps-Redoute has informed the Securities and Exchange Commission (SEC) that its stake in Gucci Group has increased to 66.65% on August 20, 2003 following share purchases on the New York and Amsterdam Stock Exchanges.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/ Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com
Analysts/investors sites:	www.pprfinance.com

Paris, September 25, 2003

PRESS RELEASE

PPR INCREASES ITS STAKE IN GUCCI TO 67.34%

       Pinault-Printemps-Redoute has informed the Securities and Exchange Commission (SEC) that its stake in Gucci Group has increased to 67.34% on September 23, 2003 following share purchases on the New York and Amsterdam Stock Exchanges.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/ Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com
Analysts/investors sites:	www.pprfinance.com

Paris, October 3, 2003

PRESS RELEASE

Pinault-Printemps-Redoute announces

new put option price of $85.52
after Gucci Group’s return of capital to shareholders

       Pinault-Printemps-Redoute today announces a new put option price of $85.52 following the € 13.50 per share return of capital to Gucci Group’s shareholders on October 2, 2003. The original put option price was $101.50.

      The new put option price is in accordance with the Restated Strategic Investment Agreement (“RSIA”) signed by the Gucci Group and Pinault-Printemps-Redoute on September 9, 2001.

Note

      Under Article 2.4 of the RSIA, Pinault-Printemps-Redoute is required to make a cash public offer for all Gucci Group shares at a $101.50 put option price from March 22 to April 30, 2004.

      Under Article 2.6 of the RSIA, in the event of a special payment to shareholders Gucci Group’s Independent Directors may adjust the put option price by an amount up to the special payment, adjusted for the time value of money (3 month LIBOR plus 1%) between the date of payment and the final day of the public offer period, April 30, 2004.

      On July 16, 2003 at the Annual General Meeting Gucci Group’s shareholders approved a special € 13.50 per share return of capital. In accordance with Article 2.6 the Independent Directors reduced the put price by $15.98. This amount is calculated as follows:

–	$15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/$1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

–	$0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to $15.78 over the period from October 2, 2003 to April 30, 2004.

      Pinault-Printemps-Redoute is a leading European non-food retailer through such companies as Printemps, Conforama, Redcats and Fnac, and the world’s third largest Luxury Goods Group through Gucci Group of which PPR holds over 67%. PPR is active in over 65 countries. In 2002, PPR posted consolidated sales of EUR 27.4 billion, operating profits of EUR 1.8 billion and net profits of EUR 1.6 billion and employed 108 000 people. The shares of Pinault-Printemps-Redoute are listed on the Paris Stock Exchange.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/ Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com
Analysts/investors sites:	www.pprfinance.com

GUCCI GROUP AND PPR ANNOUNCE DE SOLE AND

FORD TO STEP DOWN NEXT YEAR

       Amsterdam, The Netherlands and Paris, France, November 4, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) and Pinault-Printemps-Redoute (Euronext Paris: PRTP.PA) today announced that Domenico De Sole, President and Chief Executive Officer of Gucci Group and Tom Ford, Creative Director of Gucci Group and the Gucci and Yves Saint Laurent brands, have informed the Supervisory Board of Gucci Group that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004.

      This decision follows several months of negotiations in anticipation of the expiration of their contracts and Pinault-Printemps-Redoute’s previously announced tender offer for the outstanding shares of Gucci Group at a price of $85.52 per share to be completed in April 2004. Intensive efforts by the parties did not result in an agreement satisfactory to all concerned and, therefore, the parties concluded that the completion of the tender offer and the expiration of the executives’ employment agreements was the appropriate time for a change in senior management.

      Domenico De Sole and Tom Ford have confirmed their commitment to remain in their positions until April, 30 2004 in order to ensure the success of the coming collections and a smooth transition. The independent members of the Supervisory Board have agreed to continue to serve on the Board until that date. Gucci Group’s Supervisory Board has established a Committee chaired by Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, and including Adrian Bellamy, Chairman of the Gucci Group Supervisory Board, and François Henri Pinault, Chairman of Artemis, to select successors to Messrs. De Sole and Ford.

      “The members of the Supervisory Board and I owe a huge debt of gratitude to both Domenico and Tom” said Adrian Bellamy. “Naturally, we regret their decision, but we understand their reasons. It takes insight, discipline and exceptional talent to compete, excel and remain at the top in this business, as is the case with Domenico and Tom. Domenico has managed the company with precision always maintaining the correct balance of devotion to shareholders and colleagues alike. Tom’s exceptional creative talent and business acumen have earned the respect of everyone in the industry. Theirs has been the classic partnership in fashion: they will be sorely missed. On behalf of the entire Supervisory Board, we wish them well.”

      “Gucci has been one of the great loves of my life” said Domenico De Sole “and my years with the Company have been an incredible journey. I would like to thank Tom, whose creative genius has made it all possible, as well as our extraordinary colleagues around the world. Thanks to their skill and dedication, we have been able to convert the small and troubled company I joined in 1984 into a world class luxury powerhouse, and in the process to create significant wealth for all our stakeholders. We owe a special word of thanks to Adrian Bellamy and the other members of the Supervisory Board, whose wisdom and steadfast support have been critically important on many occasions. I will continue until my departure to devote my energies to our Company, whose prospects in our view have never been more promising. I am confident that our successors will build on the strong foundations that we will be leaving to them.”

      “It is with great sadness that I contemplate my future without Gucci Group” said Tom Ford. “For the past 13 years, this company has been my life. I am confident that we are leaving behind one of the strongest teams in the industry and I will do my best in my remaining time within the company to ensure the future success of the Group. I could not be more proud of our work at Gucci or more proud of the exceptional team of colleagues that have contributed more than just their hard work; they have given their hearts in our quest for excellence. I am grateful to have had the opportunity to have shared the joy of success with such an outstanding group of individuals. I would like to thank Domenico for his extraordinary leadership, constant support and his friendship. I would also like to thank the members of the Supervisory Board and the entire staff of Gucci Group for their hard work and dedication.”

      Serge Weinberg declared “We greatly regret not having been able to reach agreement with Domenico De Sole and Tom Ford. They are great talents. In tandem, they did a remarkable job to turn around the Gucci brand and make Gucci Group a worldwide reference in the luxury goods universe. I wish to express my warmest appreciation for the work they accomplished. They have put in place excellent management and design teams. It is the strong intention of Pinault-Printemps-Redoute to continue to develop the Gucci Group and preserve the entrepreneurial and creative spirit that has made it great. I will see to it that the managers and designers within Gucci Group enjoy a large degree of autonomy, which we consider crucial to ensure the identity and creative expression of each brand. With its world-class brands, solid businesses, financial strength and talented individuals, Gucci Group, with PPR’s support, will thus have all the necessary elements to continue to pursue its development and reinforce PPR’s growth, profitability and international presence.”

Conference Call

Pinault-Printemps-Redoute and Gucci Group will host a conference call today at 3:30 p.m. (Continental Europe)/ 2:30 p.m. (UK)/ 9:30 a.m. (EST). The call will be available by dialling + 44 (0)20 7019 9504 in the UK/ Europe, or +1 (718) 354-1152 in North America.

To reserve a line and confirm your participation, please register at:

http://invite.taylor-rafferty.com/ ppr/4Nov

A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/ Europe: +44 (0)20 7784 1024, North America: +1(718) 354-1112, Passcode: 711516#.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      PPR is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through its 67.3% stake in Gucci Group. PPR has a presence in over 65 countries. In 2002, PPR generated EUR 27.4 billion in sales, EUR 1 827 million in EBIT and EUR 1 589 million in net income. The Group totalled over 108 000 employees in 2002. PPR is listed on the Paris stock exchange.

      Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, Gucci Group cautions investors that any forward-looking statements or projections made by or regarding the Gucci Group, including those made in this press release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected or implied. Factors that may affect the Gucci Group’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission. In addition, Gucci Group has no obligation to update any forward-looking statement.

GUCCI GROUP CONTACTS:

For business media inquiries: Tomaso Galli Director of Corporate Communications Gucci Group N.V. +39 02 8800 5555	For fashion media: Lisa Schiek Director of Communication Gucci Group N.V. +44 207 898 3000

For investors/ analysts inquiries:

Cedric Magnelia/ Enza Dominijanni

Directors of Investor Relations
Gucci Group N.V.
+39 055 7592 2456

For additional information please visit www.guccigroup.com

PPR CONTACTS

Press:	Thomas Kamm	33 1 44 90 63 46
	Juliette Psaume	33 1 44 90 63 02
Analysts/ Investors:	David Newhouse	33 1 44 90 63 23
	Alexandre de Brettes	33 1 44 90 61 49
Press site:	www.pprlive.com
Analysts/investors sites:	www.pprfinance.com

GUCCI GROUP N.V. ANNOUNCES

TIMING OF PPR OFFER

      Amsterdam, The Netherlands, February 16, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announced that, following notice to The Netherlands Authority for the Financial Markets, in light of the anticipated publication of the Gucci Group’s year end results on April 1, 2004, the documents for the tender offer by Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP.PA) for all of the outstanding shares of Gucci Group not owned by Pinault-Printemps-Redoute will be filed with the United States Securities and Exchange Commission, and the availability of the offer documents will be publicly announced in The Netherlands, on April 1, 2004.

      The tender offer will be launched at a fixed price of $85.52 per share, as contemplated by the Amended and Restated Strategic Investment Agreement dated September 9, 2001 entered into between Gucci Group and Pinault-Printemps-Redoute. It was originally contemplated that offer documents would be available on March 22, 2004 but it was determined that the Gucci Group shareholders would be better served by having Gucci Group’s 2003 year end results simultaneously with the publication of the offer documents. The delay will not impact the expiration date for the tender offer. The expiration date of the tender offer is expected to be no later than April 29, 2004, with payment by Pinault-Printemps-Redoute to the depositaries to be made by April 30, 2004.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/ analysts inquiries:
Tomaso Galli Director of Corporate Communications Gucci Group N.V. +31 20 462 1700 +39 02 8800 5555	Cedric Magnelia/ Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +31 20 462 1700 +39 055 7592 2456

GUCCI GROUP APPOINTS NEW CHIEF FINANCIAL OFFICER

      Amsterdam, The Netherlands, March 3, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces the appointment of Alexis Babeau as Chief Financial Officer effective May 1, 2004. Mr. Babeau will report to the Group’s Chief Executive Officer. He will replace Robert Singer, Executive Vice President and Chief Financial Officer of Gucci Group since 1995, who will leave the company at the end of April.

      Alexis Babeau joins Gucci Group from Finaref (a credit and financial services company formerly owned by Pinault Printemps Redoute and now controlled by Crédit Agricole SA) where he was Chief Financial Officer and General Counsel since November 2001, with responsibility over financial management as well as legal services and purchases. Prior to Finaref, Mr. Babeau was Group Controlling and Financial Planning Director at Carrefour, which he joined in February 1999, and he previously held various financial positions in the Bolloré Group and was an auditor at Arthur Andersen from 1989 to 1991.

      Aged 39, Mr. Babeau, a French citizen, has a degree in engineering from the Ecole des Travaux Publics de Paris.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/ analysts inquiries:
Tomaso Galli Director of Corporate Communications Gucci Group N.V. +39 02 8800 5555	Cedric Magnelia/ Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +39 055 7592 2456

PRESS RELEASE

Paris, March 22, 2004

PINAULT-PRINTEMPS-REDOUTE ANNOUNCES

TENDER OFFER FOR GUCCI PUBLIC SHARES

      Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA), announced today that it is offering to purchase all of the outstanding common shares of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) not beneficially owned by PPR at a price of $85.52 per share in cash. PPR currently owns 67.58% of Gucci Group’s outstanding common shares.

      PPR is making the tender offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among PPR, Gucci Group and LVMH Moët Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci Group and PPR.

      In light of the anticipated publication of the Gucci Group’s year end results on April 1, 2004, the tender offer documents are expected to be publicly filed with the U.S. Securities and Exchange Commission and made available in The Netherlands on April 1, 2004. Gucci Group shareholders will be able to begin tendering their Gucci Group shares after the tender offer documents are publicly filed and made available on April 1, 2004 in accordance with the tender procedures set forth in those documents. The offer period in The Netherlands is expected to start on April 2, 2004. The tender offer is expected to expire at 3:00 p.m., Central European Time, 9:00 a.m., New York City time, on Thursday, April 29, 2004, with payments being made by PPR to the paying agents for the offer on April 30, 2004. The offer documents will include, among other things, a summary of the terms of the tender offer and the sole condition to its completion, namely the absence of a law or court order precluding PPR from commencing, making or completing the tender offer. On April 1, 2004, PPR will issue a press release with additional information concerning the offer.

      Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer when they become available because they will contain important information. These statements will be filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission and made publicly available in The Netherlands. Investors and security holders may obtain a free copy of the statements (when available) at www.sec.gov. The statements and related materials may be obtained for free (when available) on PPR’s website, www.pprfinance.com, or by directing such requests to PPR’s Investor Relations Department at +33 1 45 64 63 25 or Gucci Group’s Investor Relations Department at +39 055 75 92 24 56.

      Pinault-Printemps-Redoute S.A. is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci Group. PPR has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (Group share) of EUR 644.6 million, and employed more than 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci Group or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PPR Contacts

Press	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/ Investors	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site	www.pprlive.com
Analysts/investors site	www.pprfinance.com

GUCCI GROUP N.V. ANNOUNCES

INFORMATIONAL SHAREHOLDERS MEETING

      Amsterdam, The Netherlands, April 1, 2004: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that, in accordance with Dutch law requirements, it will hold an extraordinary general meeting of shareholders on April 21, 2004 for the purpose of discussing Pinault-Printemps-Redoute’s tender offer for all outstanding Gucci Group shares.

      Gucci Group notes PPR’s announcement today that PPR is filing tender offer documents with the U.S. Securities and Exchange Commission and has made such documents available in The Netherlands relating to its offer to purchase all of the outstanding common shares of Gucci Group not beneficially owned by PPR at a price of $85.52 per share in cash. PPR is making the tender offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among Gucci Group, PPR and LVMH Moet Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci Group and PPR.

      Gucci Group also announces that today it will file a Solicitation/ Recommendation Statement on Schedule 14D-9 regarding the tender offer with the U.S. Securities and Exchange Commission. Following the recommendation of the members of the Gucci Group Supervisory Board who are unaffiliated with PPR, the Supervisory Board and Management Board of Gucci Group have determined that the offer is fair to Gucci Group’s public shareholders, and recommend that shareholders accept the offer and tender their Gucci Group shares. The entire text of the recommendation of the members of the Gucci Group Supervisory Board who are unaffiliated with PPR, the Supervisory Board and Management Board of Gucci Group is included in the tender offer document.

      At the extraordinary general meeting of shareholders, representatives of Gucci Group’s Supervisory Board and Management Board will make a presentation on the terms of PPR’s tender offer, and will be available to answer questions regarding the offer. No shareholder vote or action is expected to be taken at the shareholders meeting.

      The shareholders meeting will take place on April 21, 2004 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein No. 1, 1018 GX Amsterdam, The Netherlands. A formal notice of the meeting will be published by Gucci Group in the coming days and the notice will contain information related to attending the meeting in accordance with applicable Dutch requirements.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & C., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements will be filed by Gucci Group and PPR with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation (when available) at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to Gucci Group’s Investor Relations Department at

+39 055 75 92 24 56, PPR’s Investor Relations Department at +33 1 4564 6325 or ABN AMRO via email at prospectus@nl.abnamro.com. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

      The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of Gucci Group, PPR or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

For media inquiries:	For investors/ analysts inquiries:
Tomaso Galli	Cedric Magnelia/ Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

Paris, April 1, 2004

PRESS RELEASE

PPR FILES TENDER OFFER DOCUMENTS

TO PURCHASE GUCCI PUBLIC SHARES

       Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP.PA) announced today that it is filing tender offer documents with the U.S. Securities and Exchange Commission today and has made such documents available in the Netherlands relating to its previously-announced offer to purchase all of the outstanding common shares of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) not beneficially owned by PPR at a price of $85.52 per share in cash. The PPR Group currently owns 67,570,154 Gucci common shares, representing 66.83% of Gucci’s outstanding common shares as of April 1, 2004 or 67.58% of Gucci’s outstanding common shares as of December 31, 2003.

      PPR is making the tender offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among PPR, Gucci and LVMH Moët Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci and PPR.

      With the filing and availability of the tender offer documents, Gucci shareholders can begin tendering their Gucci shares in accordance with the tender procedures set forth in those documents. The offer period in the Netherlands will start tomorrow, April 2, 2004. The tender offer is scheduled to expire at 3:00 p.m., Central European Time, 9:00 a.m., New York City time, on Thursday, April 29, 2004, with payment to be made by PPR to the paying agents for the offer on April 30, 2004. The tender offer documents had previously been submitted to the Dutch Authority for the Financial Markets for review.

      The Offer to Purchase, which is being distributed to Gucci shareholders beginning today, includes, among other things, a summary of the terms of the tender offer and the sole condition to its completion, namely the absence of a law or court order precluding PPR from commencing, making or completing the tender offer. The Offer to Purchase also includes a discussion of, and the reasons for, the determination of Gucci’s supervisory board and management board that the tender offer is fair to Gucci’s public shareholders, the recommendation of Gucci’s supervisory board and management board that Gucci’s public shareholders accept the tender offer and tender their shares and PPR’s determination with respect to the fairness of the tender offer. For certain additional information with respect to the tender offer, please see the fact sheet attached to this press release.

      Investors, security holders and other interested parties may obtain a free copy of the Offer to Purchase and related tender offer documents (when available) at www.sec.gov. The Offer to Purchase and related tender offer documents may be obtained for free by directing such requests to PPR’s Investor Relations Department at +33 1 45 64 63 25, Gucci’s Investor Relations Department at +39 055 75 92 24 56, or ABN AMRO, the Dutch depositary for the tender offer, via email at prospectus@nl.abnamro.com. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

      PPR also noted that Gucci has scheduled an informational extraordinary shareholders meeting for April 21, 2004, regarding the tender offer. Although no shareholder vote or action is expected to be taken with respect to the tender offer at that shareholders meeting, Gucci announced that its supervisory board and management board will make a presentation on the terms of, and answer any questions regarding, the tender offer by PPR.

      The U.S. Dealer-Manager for the tender offer is J.P. Morgan Securities Inc., and the Information Agents for the tender offer are MacKenzie Partners, Inc. and Innisfree M&A Incorporated. Contact information for these entities is set forth below.

      Morgan Stanley and UBS are advising Gucci’s supervisory board and management board in connection with the tender offer. JPMorgan is acting as financial advisor to PPR.

      Pinault-Printemps-Redoute S.A. is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements will be filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation (when available) at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR’s Investor Relations Department at +33 1 45 64 63 25, Gucci Group’s Investor Relations Department at +39 055 75 92 24 56, or ABN AMRO via email at prospectus@nl.abnamro.com. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

      The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PPR CONTACTS

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/ Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com
Analysts/investors site:	www.pprfinance.com

U.S. DEALER MANAGER CONTACT INFORMATION

J.P. Morgan Securities Inc.
277 Park Avenue
New York, NY 10172
Toll free number: +1 888 622 6227
Call collect number: +1 212 622 2299

INFORMATION AGENTS CONTACT INFORMATION

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free in the U.S. and Canada:
 +1 800 322 2885
Call Toll-Free from the Netherlands, Italy and
 France: 00-800-3231-3232
Call Collect from All Other Countries:
+1 212 929 5500	Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022
Call Toll-Free from the E.U.:
 00-800-7710-9971
Call Toll-Free in the U.S. and Canada:
 +1 877 825 8772
Call Collect from All Other Countries:
+1 646 822 7428

FACT SHEET

Tender Offer by Pinault-Printemps-Redoute S.A.

for Common Shares of Gucci Group N.V.

       This fact sheet sets forth selected terms of the tender offer (the “Offer”) by Pinault-Printemps-Redoute S.A. (“PPR”) for all of the common shares of Gucci Group N.V. (“Gucci”) not already beneficially owned by PPR. Gucci shareholders and investors should carefully read the entire Offer to Purchase and, if applicable, the accompanying Letter of Transmittal relating to the Offer, because the information in this fact sheet is not complete and additional important information is contained in the Offer to Purchase and, if applicable, the Letter of Transmittal. The Offer to Purchase and Letter of Transmittal may be obtained as described in the accompanying press release.

•	Offer: For all outstanding common shares, nominal value €1.02 per share, of Gucci (“Shares”) not already beneficially owned by PPR.

•	Offer Price: $85.52 per Share in cash, without interest. Payment of the Offer Price will only be in U.S. dollars.

•	Expiration Date: 3:00 p.m., Central European Time, 9:00 a.m. New York City time, on Thursday, April 29, 2004, unless PPR is required to extend the Offer under applicable law.

•	Background of and Reasons for the Offer: PPR must make the Offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among PPR, Gucci and LVMH Moët Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci and PPR (the “Restated SIA”). A fuller description of the background of and reasons for the Offer is contained in the Offer to Purchase.

•	Subsequent Offer Period: PPR will commence a subsequent offer period of not less than 10 business days and no more than 15 stock exchange days if, immediately prior to the expiration of the Offer, the Shares not tendered into the Offer and the Shares issuable upon exercise of Gucci options together constitute less than the greater of (1) 15% of the issued and outstanding Shares and (2) 15 million Shares. PPR reserves the right to commence a subsequent offering of at least three business days after completion of the Offer even if the above criteria are not met.

•	Conditions to the Offer: No conditions other than the absence of a law or court order precluding PPR from commencing, making or completing the Offer.

–	In the event that either the condition is not satisfied or the Offer is extended, PPR will implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer.

•	Recommendations of Gucci’s Supervisory and Management Boards: Following the recommendation of the members of Gucci’s Supervisory Board who are unaffiliated with PPR, Gucci’s Supervisory Board and Management Board determined that the Offer is fair to the public shareholders and recommended that the public shareholders accept the Offer and tender their Shares.

•	PPR’s Plans for Gucci after Completion of the Offer: PPR has made no definitive determination with respect to future corporate actions by PPR regarding Gucci. These determinations depend in part upon the outcome of the Offer.

–	If, after completion of the Offer (including any subsequent offering period, if applicable), at least 15% of the then-outstanding Shares or 15 million Shares, whichever is greater, are owned by shareholders other than PPR and its affiliates, then the provisions of the Restated SIA, including the various contractual minority shareholder safeguards, non-competition arrangements and restrictions on PPR’s ability to purchase or sell Shares included in that agreement, will remain in effect until the Restated SIA is otherwise terminated.

–	If shareholders other than PPR and its affiliates do not own such amount of Shares, the Restated SIA will terminate. In such circumstances PPR expects to more fully integrate Gucci’s operations into the PPR group, while seeking to preserve Gucci’s entrepreneurial style of management and to enhance Gucci’s creative autonomy with respect to its luxury brands.

–	In addition, if PPR reaches an ownership level of over 95% of the then-outstanding Shares (excluding the Shares held by Gucci), PPR may effect a compulsory buy-out procedure under Dutch law whereby PPR would acquire the remaining Shares. Because the price to be paid in the compulsory buy-out will be determined by the Dutch court hearing the proceeding, the price received by remaining shareholders may be different from the price paid in the Offer.

–	If, after completion of the Offer (including any subsequent offering period, if applicable), the Restated SIA has been terminated but PPR does not own the required percentage of Shares to complete a compulsory buy-out, PPR may purchase additional Shares through regular stock exchange purchases or otherwise to the extent legally permissible in order to reach the required percentage to effect a compulsory buy-out. In addition, PPR may in the future contribute new businesses to Gucci in exchange for newly issued Shares, which may also result in an increase in PPR’s total Share ownership in Gucci. Alternatively, PPR may effect a statutory merger with one of PPR’s subsidiaries, whereby the entity Gucci Group N.V. would cease to exist and all Gucci shareholders would receive shares in that subsidiary.

Reference is made to the Offer to Purchase for additional important information.

GUCCI GROUP N.V. ANNOUNCES

AVAILABILITY OF 2003 FINANCIAL INFORMATION

      Amsterdam, The Netherlands, April 19, 2004: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that it has made available the following audited financial information for the fiscal year ended January 31, 2004:

•	a consolidated balance sheet,

•	a consolidated income statement,

•	a consolidated statement of cash flows,

•	a statement of changes in equity,

•	a summary of accounting policies used in the preparation of the financial statements set forth above; and

•	explanatory notes (including a reconciliation to US generally accepted accounting principles);

all prepared in accordance with international accounting standards and accompanied by an auditor’s report in accordance with IAS.

      The 2003 audited financial information is being made available by Gucci Group in connection with the previously-announced offer by Pinault-Printemps-Redoute S.A. to purchase all of the outstanding common shares of Gucci Group not beneficially owned by PPR at a price of $82.52 per share in cash. PPR filed the tender offer documents relating to the offer with the U.S. Securities and Exchange Commission and made such documents available in The Netherlands on April 1, 2004. In accordance with the terms of an exemption granted by the Autoriteit Financiële Markten on March 30, 2004 with respect to the Gucci Group information included in the tender offer documents, Gucci Group committed itself to make the 2003 audited financial information available on or before April 19, 2004.

      Gucci Group is filing the 2003 audited financial information with the U.S. Securities and Exchange Commission in a Report of Foreign Issuer on Form 6-K. Investors, security holders and other interested parties may obtain a free copy of the 2003 audited financial information at www.sec.gov. The 2003 financial information may be obtained free of charge by directing requests to Gucci Group’s Investor Relations Department at +39 055 7592 2456, PPR’s Investor Relations Department at +33 1 4564 6325 or at ABN AMRO, the Dutch depositary for tender offer, via email at prospectus@nl.abnamro.com. The 2003 audited financial information may also be downloaded from Gucci Group’s website at www.guccigroup.com and will be available on PPR’s website at www.pprfinance.com.

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & C., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

      Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and

Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation (when available) at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR’s Investor Relations Department at +33 1 45 64 63 25, Gucci Group’s Investor Relations Department at +39 055 75 92 24 56[, or ABN AMRO via email at prospectus@nl.abnamro.com]. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

      The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci Group or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia/Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

GUCCI GROUP APPOINTS NEW CHIEF EXECUTIVE OFFICER

      Amsterdam, The Netherlands, April 21, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces the nomination by the Supervisory Board of Robert Polet as President and Chief Executive Officer and Chairman of the Management Board of the world’s third-largest luxury group.

      Mr. Polet succeeds Domenico De Sole, who is leaving the company on April 30. Mr. Polet’s appointment will be confirmed at a shareholders’ meeting to be scheduled in the coming weeks. Mr. Polet will also become a member of the Management Board of Pinault Printemps Redoute, Gucci’s majority shareholder.

      A 48-year-old Dutch national, Mr. Polet joins Gucci Group after a 26-year career at Unilever. In his latest position, Mr. Polet was President of Unilever’s Worldwide Ice Cream and Frozen Foods division, a $7.8 billion business consisting of over 40 operating companies. During his more than three years at the helm of the division, profit margins increased by 70%. Prior to that position, Mr. Polet worked in a variety of executive positions within Unilever, including chairman of Unilever Malaysia, chairman of Van den Bergh’s and executive vice president of Unilever’s European Home and Personal Care division.

      Adrian Bellamy, Chairman of the Supervisory Board of Gucci Group N.V., said: “We warmly welcome Robert Polet as our new President and Chief Executive Officer and wish him every success in his new position. He brings considerable global experience and a deep knowledge of consumer brands to his role. On behalf of my colleagues on the Supervisory Board, I would also like to express special appreciation to Domenico De Sole and Tom Ford and all our people in the Gucci Group, for their extraordinary contribution over many years.”

      Serge Weinberg, Chairman of the Management Board of Pinault Printemps Redoute and Chairman of the Committee designated by Gucci Group’s Supervisory Board to search for the new Chief Executive, declared: “We are thrilled about Robert’s appointment. His international background, his broad experience in developing brands, his entrepreneurial and managerial talents and his ability to be both a leader and team player make him an ideal choice to run Gucci Group.”

      “This is a new era for Gucci Group. I’d like to thank Domenico de Sole for the outstanding job he has done, together with Tom Ford, to make Gucci Group the extraordinarily successful company that it is today. Domenico has a worthy successor in Robert Polet. Working with the strong management teams and talented designers that are in place in each of Gucci Group’s brands, Robert will keep on building the best luxury group in the world.”

      Robert Polet declared: “I’m very honoured and excited to have been named to run Gucci Group. The different brands within Gucci Group are iconic names in the world of fashion and luxury goods. I consider it a once-in-a-lifetime opportunity to be entrusted with their development. It’s a great challenge to succeed Domenico De Sole, and I’m greatly looking forward to working with the wonderfully talented people of Gucci Group to write a new chapter in its brilliant story.”

      Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci

Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/ analysts inquiries:
Paolo Piantella	Enza Dominijanni
Manager Media Relations	Director of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592 2456

Robert Polet

      Robert Polet, who was appointed today as President and Chief Executive Officer and Chairman of the Management Board of Gucci Group, has devoted his entire professional career to developing global brands, working in a multicultural environment.

      “What excites me is to energize people to bring brands to a new level” he says.

      Born in Kuala Lumpur on July 25, 1955, Mr. Polet, a Dutch national, studied business administration at Nijenrode in the Netherlands and earned an MBA from the University of Oregon, USA.

      Mr. Polet joined Unilever in 1978, and has worked there in a broad variety of marketing and senior executive positions throughout the world. He worked in Paris for two years, spent a year in Milan, and then moved to Hamburg. From 1989 to 1992, Mr. Polet was chairman of Unilever Malaysia, and he subsequently was chairman from 1992 to 1996 of the Dutch foods company Van den Bergh’s.

      In 1996, Mr. Polet joined Unilever HPC Europe in Brussels as Executive Vice President, Home and Personal Care, before joining the Ice Cream and Frozen Foods division end 1997. He was made President of that division in 1998, which became a worldwide business in 2000. Its annual sales are about $7.8 billion and it operates in over 40 countries.

      Mr. Polet is married with two daughters. He speaks Dutch, English, German, French and Italian. His pastimes include sailing and travelling.

      The Letter of Transmittal and certificates for Shares (with regard to U.S. Shares) and any other required documents should be sent to the relevant Depositary at one of the addresses set forth below:

The Depositary for the Offer with respect to tendered Shares listed on the New York Stock Exchange, Inc. is:

The Bank of New York

BY MAIL	BY HAND OR OVERNIGHT COURIER
The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, New York 10286-1248 United States of America	The Bank of New York Tender and Exchange Department 101 Barclay Street Receive and Deliver Window, Street Floor New York, New York 10286 United States of America

The Depositary for the Offer with respect to tendered Shares listed on Euronext Amsterdam, N.V. is:

ABN AMRO

ABN AMRO Bank N.V.

Equity Capital Markets HQ 7006
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Telephone number: +31 20 38 36 707
Fax: +31 20 62 80 004
email: prospectus@nl.abnamro.com

      If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agents or the U.S. Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agents for the Offer are:

105 Madison Avenue
New York, New York 10016
United States of America
Call Toll-Free in the U.S. and Canada: (800) 322-2885
Call Toll-Free from the Netherlands, Italy and France:
00-800-3231-3232
Call Collect from All Other Countries: (212) 929-5500	501 Madison Avenue
20th Floor
New York, New York 10022
United States of America
Call Toll-Free in the U.S. and Canada: (877) 825-8772
Call Toll-Free from the E.U.: 00-800-7710-9971
Call Collect from All Other Countries: (646) 822-7428

The U.S. Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.

277 Park Avenue
New York, New York 10172
United States of America
Call Toll-Free: (888) 622-6227
Call Collect: (212) 622-2299